Form 20-F
period 2021-12-31
Zhihu Inc.
filed 2022-04-08
CIK 1835724

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-40253

Zhihu Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

A5 Xueyuan Road

Haidian District, Beijing 100083

People's Republic of China

(Address of Principal Executive Offices)

Wei Sun, Chief Financial Officer

Telephone: +86 (10) 8271-6605

Email: ir@zhihu.com

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, two American depositary shares representing one Class A ordinary share, par value US$0.000125 per share	ZH	New York Stock Exchange
Class A ordinary shares, par value US$0.000125 per share*

* Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : 279,835,705 Class A ordinary shares (excluding the 11,681,119 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value US$0.000125 per share, and 19,227,592 Class B ordinary shares, par value US$0.000125 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes     ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes     ☒  No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards
	as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17   ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes    ☐  No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, two of which represent one Class A ordinary share;
●	“average revenue per subscribing member” for a period is calculated by dividing the paid membership revenue for a specified period by the average monthly subscribing members in the specified period;
●	“engagements” refers to 13 kinds of virtual engagement activities in the Zhihu community, such as upvotes, downvotes, comments, likes, follows, favorites, and shares, among others;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau, and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.000125 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.000125 per share;
●	“content creators” refers to users who have generated at least one piece of content;
●	“mobile MAUs” refers to the number of mobile devices that launch our mobile app at least once in a given month. “average mobile MAUs” for a period is calculated by dividing the sum of mobile MAUs for each month during a specified period by the number of months in the period;
●	“monthly active content creators” refers to the number of content creators who generate at least one piece of content in a given month. “average monthly active content creators” for a period is calculated by dividing the sum of monthly active content creators for each month during the specified period by the number of months in such period;
●	“monthly renewal rate” for a period is calculated by dividing the number of subscribing members that subscribed for our monthly membership services in a specified month with renewed membership services in the following month by the total number of subscribing members that subscribed for our monthly membership services during the specified month. “average monthly renewal rate” for a period is calculated by dividing the sum of monthly renewal rates for each month during a specified period by the number of months in the specified period;
●	“monthly active users” or “MAUs” refers to the sum of our mobile MAUs and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates. “average MAUs” for a period is calculated by dividing the sum of MAUs for each month during a specified period by the number of months in the period;
●	“monthly subscribing members” refers to the number of our Yan Selection (盐选) members in a specified month. “average monthly subscribing members” for a period is calculated by dividing the sum of monthly subscribing members for each month during a specified period by the number of months in the period;

●	“monthly viewers” refers to the sum of the number of mobile devices that launch our mobile app at least once in a specified month and the number of independent cookies that visit our PC or mobile website at least once in a specified month. The number of monthly viewers is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access our community with more than one independent cookie or using more than one mobile device and multiple individuals may access our community with the same independent cookie or using the same mobile device;
●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.000125 per share;
●	“paying ratio” for a given period refers to the ratio of our average monthly subscribing members divided by the average MAUs in the period;
●	“piece of content” refers to any piece of questions, answers, articles, videos, groups, or live streaming in our community;
●	“PGC” refers to professionally generated content;
●	“PUGC” refers to professional user-generated content;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“retention rate,” as applied to any cohort of YanPlus users in a given period, refers to the percentage of these YanPlus users who made at least one repeated visit to Zhihu after a certain duration. The “12th-month retention rate” for any cohort of YanPlus users in a given month refers to the retention rate in the 12th month after that month. “YanPlus users” for a given month refers to the active users, each with a Yan value of 300 or above. Yan value is a rating that is assigned to users based on their engagement in our community;
●	“services offered to businesses and merchants” refers to online advertising services and content-commerce solutions;
●	“UGC” refers to user-generated content;
●	“U.S. dollars” or “US$” refers to the legal currency of the United States;
●	“VIEs” refers to variable interest entities and “our VIEs” refers to Beijing Zhizhe Tianxia Technology Co., Ltd., or Zhizhe Tianxia, Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, and Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban;
●	“WFOEs” refers to wholly foreign-owned enterprises, and “our WFOEs” refers to Zhizhe Sihai (Beijing) Technology Co., Ltd., or Zhizhe Sihai, Shanghai Zhishi Commercial Consulting Co., Ltd., or Shanghai Zhishi, and Shanghai Paya Information Technology Co., Ltd., or Shanghai Paya; and
●	“Zhihu,” “we,” “us,” “our company,” or “our” refers to Zhihu Inc., a Cayman Islands holding company, and its subsidiaries and, when describing our operations and consolidated financial information, also including our VIEs and their respective subsidiaries. Where the context requires, in respect of the period prior to our company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our company at the relevant time.

In this annual report, city tiers are determined based on a study published in 2021 by China Business Network, a finance media company in China. In particular, tier 1 cities refer to Shanghai, Beijing, Shenzhen, and Guangzhou; new tier 1 cities refer to Chengdu, Hangzhou, Chongqing, Xi’an, Suzhou, Wuhan, Nanjing, Tianjin, Zhengzhou, Changsha, Dongguan, Foshan, Ningbo, Qingdao, and Shenyang; tier 2 cities refer to Hefei, Kunming, Wuxi, Xiamen, Jinan, Fuzhou, Wenzhou, Dalian, Harbin, Changchun, Quanzhou, Shijiazhuang, Nanning, Jinhua, Guiyang, Nanchang, Changzhou, Jiaxing, Zhuhai, Nantong, Huizhou, Taiyuan, Zhongshan, Xuzhou, Shaoxing, Taizhou, Yantai, Lanzhou, Weifang, and Linyi.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, which was the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those included in “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies,
●	our future business development, financial condition, and results of operations,
●	the expected outlook of the online content market in China,
●	our expectations regarding demand for and market acceptance of our products and services,
●	our expectations regarding our relationships with our users, clients, business partners, and other stakeholders,
●	competition in our industry,
●	relevant government policies and regulations relating to our industry, and
●	general economic and business conditions globally and in China.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

v

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our VIEs and Their Shareholders

Zhihu Inc. is a Cayman Islands holding company with no equity ownership in its VIEs and their subsidiaries and not a Chinese operating company. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through our VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, our VIEs, and their nominee shareholders to control the business operations of our VIEs. Revenues contributed by our VIEs accounted for 15.3%, 27.4%, and 25.9% of our total revenues in 2019, 2020, and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Zhihu” refers to Zhihu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China, including but not limited to Beijing Zhizhe Tianxia Technology Co., Ltd., or Zhizhe Tianxia, Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, and Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements, shareholders’ rights entrustment agreement or powers of attorney, share pledge agreements, and exclusive option agreements, have been entered into by and among our PRC subsidiaries, our VIEs, and their respective shareholders. There is no material difference between the effect of each set of contractual arrangements. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of our VIEs, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of our VIEs may fail to perform their obligations under our contractual arrangements.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The equity holders, directors, and executive officers of our VIEs, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, registrations, or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and VIEs and their subsidiaries, and investors of our company face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses, permits, and registrations from the PRC government authorities that are material for their business operations in China, including, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, Internet Cultural Business Licenses, or ICB Licenses, Radio and Television Program Production and Operation Licenses, an Internet Medicine Information Services Qualification, and Publication Operation Licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or denied such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Cash and Asset Flows Through Our Organization

Zhihu Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Zhihu Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Zhihu Inc. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Our VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements. In 2019, 2020, and 2021, the total amount of such service fees that VIEs paid to the relevant WFOE under the relevant agreements was RMB215.2 million, RMB159.7 million and RMB45.6 million, respectively.

Under PRC laws and regulations, our PRC subsidiaries and VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our VIEs in which we have no legal ownership. As of December 31, 2019, 2020, and 2021, the total amount of such restriction to which our PRC subsidiaries and VIEs and their subsidiaries are subject was RMB143.5 million, RMB754.4 million, and RMB3.6 billion (US$560.7 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business or financial condition.”

Under PRC laws, Zhihu Inc. may fund our PRC subsidiaries only through capital contributions or loans, and fund our VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2019, 2020, and 2021, the aggregate amount of capital contribution by Zhihu Inc. to our intermediate holding companies and subsidiaries was RMB4.5 billion, RMB5.9 billion, and RMB10.5 billion (US$1.7 billion), respectively, and the outstanding balance of the principal amount of loans by Zhihu Inc. to our VIEs and their subsidiaries was RMB45.7 million, RMB45.7 million, and RMB51.7 million (US$8.1 million), respectively.

In 2019, 2020, and 2021, no assets other than cash were transferred through our organization.

Zhihu Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A.[reserved]

Selected Financial Data

The following selected consolidated statements of operations data and selected consolidated statements of cash flow data for the years ended December 31, 2019, 2020, and 2021 and the selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our audited consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of operations data for the years indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Operations Data:
Revenue	670,511	1,352,196	2,959,324	464,382
Cost of revenue	(358,241)	(594,399)	(1,405,423)	(220,542)
Gross profit	312,270	757,797	1,553,901	243,840
Selling and marketing expenses	(766,465)	(734,753)	(1,634,733)	(256,525)
Research and development expenses	(351,012)	(329,763)	(619,585)	(97,226)
General and administrative expenses	(253,268)	(296,162)	(690,292)	(108,322)
Total operating expenses	(1,370,745)	(1,360,678)	(2,944,610)	(462,073)
Loss from operations	(1,058,475)	(602,881)	(1,390,709)	(218,233)
Investment income	25,035	56,087	59,177	9,286
Interest income	28,669	24,751	31,305	4,912
Fair value change of financial instrument	7,132	(68,818)	27,846	4,370
Exchange (losses)/gains	(9,216)	62,663	(16,665)	(2,615)
Others, net	2,675	11,728	(4,391)	(689)
Loss before income tax	(1,004,180)	(516,470)	(1,293,437)	(202,969)
Income tax expense	(40)	(1,080)	(5,443)	(854)
Net loss	(1,004,220)	(517,550)	(1,298,880)	(203,823)
Net loss per share
Basic	(22.99)	(18.36)	(6.12)	(0.96)
Diluted	(22.99)	(18.36)	(6.12)	(0.96)
Weighted average shares used in net loss per share
Basic	62,249,946	65,279,970	240,174,108	240,174,108
Diluted	62,249,946	65,279,970	240,174,108	240,174,108

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	957,820	2,157,161	338,506
Term deposits	1,092,921	2,815,509	441,815
Short-term investments	1,046,000	2,239,596	351,441
Total current assets	3,720,166	8,334,165	1,307,813
Term deposits	—	159,393	25,012
Intangible assets, net	23,478	68,308	10,719
Total non-current assets	41,275	471,000	73,909
Total assets	3,761,441	8,805,165	1,381,722
Accounts payable and accrued liabilities	501,848	1,026,534	161,086
Salary and welfare payables	231,847	313,676	49,223
Contract liabilities	159,995	239,757	37,623
Total current liabilities	1,014,568	1,897,714	297,793
Net current assets	2,705,598	6,436,451	1,010,020
Total non-current liabilities	—	169,302	26,567
Total liabilities	1,014,568	2,067,016	324,360
Net assets	2,746,873	6,738,149	1,057,362
Total mezzanine equity	7,891,348	—	—
Total shareholders’ (deficit)/equity	(5,144,475)	6,738,149	1,057,362
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,761,441	8,805,165	1,381,722

The following table sets forth our selected consolidated statements of cash flow data for the years indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(715,522)	(244,421)	(440,234)	(69,084)
Net cash (used in)/generated from investing activities	(2,102,488)	430,113	(3,136,503)	(492,185)
Net cash generated from financing activities	2,997,575	9,286	4,876,247	765,190
Effect of exchange rate changes on cash and cash equivalents	7,491	(137,508)	(100,169)	(15,718)
Net increase in cash and cash equivalents	187,056	57,470	1,199,341	188,203
Cash and cash equivalents at the beginning of the year	713,294	900,350	957,820	150,303
Cash and cash equivalents at the end of the year	900,350	957,820	2,157,161	338,506

Financial Information Relating to Our VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Selected Condensed Consolidated Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2021
			WFOEs as
	Parent	Other	Primary	VIEs and Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	RMB
	(in thousands)

Inter-company revenues(1)(4)	—	85,835	1,817,488	196	(1,903,519)	—
Third-party revenues	—	2,187,253	6,039	766,032	—	2,959,324
Inter-company cost(1) (4)	—	(1,487,138)	(85,844)	(330,486)	1,903,468	—
Third-party cost	—	(444,113)	(587,920)	(373,390)	—	(1,405,423)
Gross profit	—	341,837	1,149,763	62,352	(51)	1,553,901
Others, net	—	11,770	(13,075)	(3,137)	51	(4,391)
Share of loss of subsidiaries and VIEs and VIEs' subsidiaries(2)	(1,268,461)	(1,308,592)	(22,746)	—	2,599,799	—
Loss before income tax	(1,298,880)	(1,267,933)	(1,308,592)	(17,831)	2,599,799	(1,293,437)
Income tax expense	—	(2,008)	—	(3,435)	—	(5,443)
Net loss	(1,298,880)	(1,269,941)	(1,308,592)	(21,266)	2,599,799	(1,298,880)
Foreign currency translation adjustments	(143,190)	(65,566)	—	—	65,566	(143,190)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	—	—	—	—	(170,585)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,612,655)	(1,335,507)	(1,308,592)	(21,266)	2,665,365	(1,612,655)

	For the Year Ended December 31, 2020
			WFOE as
	Parent	Other	Primary	VIE and its		Consolidated
	Company	Subsidiaries	Beneficiary	Subsidiaries	Eliminations	Total

	RMB
	(in thousands)

Inter-company revenues(1)(4)	—	30,547	991,771	1,113	(1,023,431)	—
Third-party revenues	—	982,821	442	368,933	—	1,352,196
Inter-company cost(1)(4)	—	(804,374)	(31,064)	(187,993)	1,023,431	—
Third-party cost	—	(101,203)	(315,598)	(177,598)	—	(594,399)
Gross profit	—	107,791	645,551	4,455	—	757,797
Share of loss of subsidiaries and VIE and VIE's subsidiaries(2)	(507,712)	(524,073)	(13,422)	—	1,045,207	—
Loss before income tax	(517,550)	(513,520)	(524,073)	(6,534)	1,045,207	(516,470)
Income tax expense	—	(31)	—	(1,049)	—	(1,080)
Net loss	(517,550)	(513,551)	(524,073)	(7,583)	1,045,207	(517,550)
Foreign currency translation adjustments	(143,326)	(98,859)	—	—	98,859	(143,326)
Accretions of convertible redeemable preferred shares to redemption value	(680,734)	—	—	—	—	(680,734)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,341,610)	(612,410)	(524,073)	(7,583)	1,144,066	(1,341,610)

Selected Condensed Consolidated Statements of Operations and Comprehensive Loss Data (Continued)

	For the Year Ended December 31, 2019
			WFOE as
	Parent	Other	Primary	VIE and its		Consolidated
	Company	Subsidiaries	Beneficiary	Subsidiaries	Eliminations	Total

	RMB
	(in thousands)

Inter-company revenues(1)(4)	—	26,744	395,960	438	(423,142)	—
Third-party revenues	—	567,074	1,280	102,157	—	670,511
Inter-company cost(1)(4)	—	(364,471)	(26,743)	(31,928)	423,142	—
Third-party cost	—	(59,696)	(226,422)	(72,123)	—	(358,241)
Gross profit	—	169,651	144,075	(1,456)	—	312,270
Share of loss of subsidiaries and VIE and VIE's subsidiaries(2)	(1,000,119)	(1,010,630)	(15,943)	—	2,026,692	—
Loss before income tax	(1,004,220)	(1,004,310)	(1,010,630)	(11,712)	2,026,692	(1,004,180)
Income tax expense	—	(40)	—	—	—	(40)
Net loss	(1,004,220)	(1,004,350)	(1,010,630)	(11,712)	2,026,692	(1,004,220)
Foreign currency translation adjustments	(4,021)	(14,494)	—	—	14,494	(4,021)
Accretions of convertible redeemable preferred shares to redemption value	(426,781)	—	—	—	—	(426,781)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,435,022)	(1,018,844)	(1,010,630)	(11,712)	2,041,186	(1,435,022)

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2021
			WFOEs as
	Parent	Other	Primary	VIEs and Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	RMB
	(in thousands)

Cash and cash equivalents	94,427	478,265	1,525,156	59,313	—	2,157,161
Term deposits	—	2,815,509	—	—	—	2,815,509
Short-term investments	—	941,909	863,182	434,505	—	2,239,596
Trade receivable, net	—	771,225	2,121	58,282	—	831,628
Amounts due from related parties	—	5,818	4,407	7,971	—	18,196
Amounts due from Group companies(3) (4)	12,711	62,646	1,553,054	7,742	(1,636,153)	—
Prepayments and other current assets	42,232	33,149	145,941	50,753	—	272,075
Total current assets	149,370	5,108,521	4,093,861	618,566	(1,636,153)	8,334,165

Property and equipment, net	—	2,700	6,608	557	—	9,865
Intangible assets, net	—	—	2,122	66,186	—	68,308
Goodwill	—	—	—	73,663	—	73,663
Investment in subsidiaries and VIEs and VIEs' subsidiaries(2)	6,666,713	3,260,373	7,708	—	(9,934,794)	—
Long-term investments	—	19,127	—	—	—	19,127
Term deposits	—	159,393	—	—	—	159,393
Right-of-use assets	—	14,504	106,130	5,878	—	126,512
Other non-current assets	—	791	13,098	243	—	14,132
Total non-current assets	6,666,713	3,456,888	135,666	146,527	(9,934,794)	471,000
Total assets	6,816,083	8,565,409	4,229,527	765,093	(11,570,947)	8,805,165

Accounts payable and accrued liabilities	30,828	455,139	420,510	120,057	—	1,026,534
Salary and welfare payables	—	29,956	281,247	2,473	—	313,676
Taxes payable	—	3,359	60,317	2,508	—	66,184
Contract liabilities	—	108,994	343	130,420	—	239,757
Amounts due to related parties	—	—	67,288	16,303	—	83,591
Amounts due to Group companies(3) (4)	54,601	1,139,697	21,444	420,411	(1,636,153)	—
Short term lease liabilities	—	5,927	32,985	1,613	—	40,525
Other current liabilities	—	89,204	15,706	22,537	—	127,447
Total current liabilities	85,429	1,832,276	899,840	716,322	(1,636,153)	1,897,714
Long term lease liabilities	—	9,130	69,314	3,689	—	82,133
Deferred tax liabilities	—	—	—	14,030	—	14,030
Other non-current liabilities	—	64,700	—	8,439	—	73,139
Total non-current liabilities	—	73,830	69,314	26,158	—	169,302
Total liabilities	85,429	1,906,106	969,154	742,480	(1,636,153)	2,067,016
Total Zhihu Inc.’s shareholders’ equity	6,730,654	6,651,808	3,260,373	22,613	(9,934,794)	6,730,654
Noncontrolling interests	—	7,495	—	—	—	7,495
Total shareholders’ equity	6,730,654	6,659,303	3,260,373	22,613	(9,934,794)	6,738,149
Total liabilities and shareholders’ equity	6,816,083	8,565,409	4,229,527	765,093	(11,570,947)	8,805,165

Selected Condensed Consolidated Balance Sheet Data (Continued)

	As of December 31, 2020
			WFOE as
	Parent	Other	Primary	VIE and its		Consolidated
	Company	Subsidiaries	Beneficiary	Subsidiaries	Eliminations	Total

	RMB
	(in thousands)

Cash and cash equivalents	6,834	845,198	19,301	86,487	—	957,820
Term deposits	—	1,092,921	—	—	—	1,092,921
Short-term investments	—	207,035	787,486	51,479	—	1,046,000
Trade receivable, net	—	453,039	700	32,307	—	486,046
Amounts due from related parties	—	5,420	360	8,063	—	13,843
Amounts due from Group companies(3) (4)	11,530	74,839	321,610	6,587	(414,566)	—
Prepayments and other current assets	183	23,781	76,220	23,352	—	123,536
Total current assets	18,547	2,702,233	1,205,677	208,275	(414,566)	3,720,166

Property and equipment, net	—	840	7,212	53	—	8,105
Intangible assets, net	—	—	2,430	21,048	—	23,478
Investment/(deficit) in subsidiaries and VIE and VIE’s subsidiaries(2)	2,760,778	656,208	(58,307)	—	(3,358,679)	—
Right-of-use assets	—	1,180	2,061	—	—	3,241
Other non-current assets	—	241	6,180	30	—	6,451
Total non-current assets	2,760,778	658,469	(40,424)	21,131	(3,358,679)	41,275
Total assets	2,779,325	3,360,702	1,165,253	229,406	(3,773,245)	3,761,441

Accounts payable and accrued liabilities	5,500	235,618	209,409	51,321	—	501,848
Salary and welfare payables	—	15,538	214,772	1,537	—	231,847
Taxes payable	—	3,107	3,372	587	—	7,066
Contract liabilities	—	82,803	200	76,992	—	159,995
Amounts due to related parties	—	—	41,041	4,942	—	45,983
Amounts due to Group companies(3) (4)	26,952	235,311	30,926	121,377	(414,566)	—
Short term lease liabilities	—	1,013	1,880	—	—	2,893
Other current liabilities	—	40,388	7,445	17,103	—	64,936
Total current liabilities	32,452	613,778	509,045	273,859	(414,566)	1,014,568
Total liabilities	32,452	613,778	509,045	273,859	(414,566)	1,014,568
Total mezzanine equity	7,891,348	—	—	—	—	7,891,348
Total shareholders’ (deficit)/equity	(5,144,475)	2,746,924	656,208	(44,453)	(3,358,679)	(5,144,475)
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,779,325	3,360,702	1,165,253	229,406	(3,773,245)	3,761,441

Selected Condensed Consolidated Statements of Cash Flow Data

	For the Year Ended December 31, 2021
			WFOEs as
	Parent	Other	Primary	VIEs and Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	RMB
	(in thousands)

Purchases of goods and services from Group Companies(1)	—	(676,191)	(95,561)	(45,579)	817,331	—
Sales of goods and services to Group Companies(1)	—	115,561	701,770	—	(817,331)	—
Other operating/administrative activities with external parties	(3,182)	1,490,154	(2,359,237)	432,031	—	(440,234)
Net cash provided by/(used in) operating activities	(3,182)	929,524	(1,753,028)	386,452	—	(440,234)
Purchases of short-term investments	—	(2,532,000)	(3,016,000)	(870,000)	—	(6,418,000)
Proceeds of maturities of short-term investments	—	1,804,592	2,940,000	490,000	—	5,234,592
Purchases of term deposits	(64,596)	(3,719,638)	(1,162,729)	—	—	(4,946,963)
Proceeds from withdrawal of term deposits	64,707	1,788,963	1,164,726	—	—	3,018,396
Investment in subsidiaries and VIEs and VIEs' subsidiaries(2)	(4,695,120)	(3,301,321)	—	—	7,996,441	—
Other investing activities with external parties	(19,380)	(2,571)	31,049	(33,626)	—	(24,528)
Net cash used in investing activities	(4,714,389)	(5,961,975)	(42,954)	(413,626)	7,996,441	(3,136,503)
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	4,853,293	—	—	—	—	4,853,293
Investment from Group Companies(2)	—	4,695,120	3,301,321	—	(7,996,441)	—
Other financing activities with external parties	15,544	—	7,410	—	—	22,954
Net cash provided by financing activities	4,868,837	4,695,120	3,308,731	—	(7,996,441)	4,876,247
Effect of exchange rate changes on cash and cash equivalents	(63,673)	(29,602)	(6,894)	—	—	(100,169)
Net increase/(decrease) in cash and cash equivalents	87,593	(366,933)	1,505,855	(27,174)	—	1,199,341
Cash and cash equivalents at beginning of the year	6,834	845,198	19,301	86,487	—	957,820
Cash and cash equivalents at end of the year	94,427	478,265	1,525,156	59,313	—	2,157,161

Selected Condensed Consolidated Statements of Cash Flow Data (Continued)

	For the Year Ended December 31, 2020
			WFOE as
	Parent	Other	Primary	VIE and its		Consolidated
	Company	Subsidiaries	Beneficiary	Subsidiaries	Eliminations	Total
	RMB
	(in thousands)

Purchases of goods and services from Group Companies(1)	—	(965,110)	(35,230)	(159,651)	1,159,991	—
Sales of goods and services to Group Companies(1)	—	35,230	1,124,761	—	(1,159,991)	—
Other operating/administrative activities with external parties	(2,606)	837,392	(1,304,643)	225,436	—	(244,421)
Net cash provided by/(used in) operating activities	(2,606)	(92,488)	(215,112)	65,785	—	(244,421)
Purchases of short-term investments	—	(1,013,104)	(4,965,000)	(175,000)	—	(6,153,104)
Proceeds of maturities of short-term investments	—	1,199,676	5,230,000	165,000	—	6,594,676
Purchases of term deposits	—	(2,328,717)	—	—	—	(2,328,717)
Proceeds from withdrawal of term deposits	356,580	1,962,621	—	—	—	2,319,201
Proceeds from repayments of loans to Group companies	978,735	—	45,000	—	(1,023,735)	—
Loans to Group companies	—	—	(70,000)	—	70,000	—
Investment in subsidiaries and VIE and VIE's subsidiaries(2)	(1,407,173)	(893,805)	—	—	2,300,978	—
Other investing activities with external parties	—	(586)	(1,357)	—	—	(1,943)
Net cash provided by/(used in) investing activities	(71,858)	(1,073,915)	238,643	(10,000)	1,347,243	430,113
Repayments of loans from Group companies	—	(45,000)	(978,735)	—	1,023,735	—
Loans from Group companies	—	70,000	—	—	(70,000)	—
Investment from Group Companies(2)	—	1,407,173	893,805	—	(2,300,978)	—
Other financing activities with external parties	—	739	8,547	—	—	9,286
Net cash provided by/(used in) financing activities	—	1,432,912	(76,383)	—	(1,347,243)	9,286
Effect of exchange rate changes on cash and cash equivalents	(4,450)	(67,996)	(65,062)	—	—	(137,508)
Net increase/(decrease) in cash and cash equivalents	(78,914)	198,513	(117,914)	55,785	—	57,470
Cash and cash equivalents at beginning of the year	85,748	646,685	137,215	30,702	—	900,350
Cash and cash equivalents at end of the year	6,834	845,198	19,301	86,487	—	957,820

Selected Condensed Consolidated Statements of Cash Flow Data (Continued)

	For the Year Ended December 31, 2019
			WFOE as
	Parent	Other	Primary	VIE and its		Consolidated
	Company	Subsidiaries	Beneficiary	Subsidiaries	Eliminations	Total

	RMB
	(in thousands)

Purchases of goods and services from Group Companies(1)	—	(350,044)	(24,434)	(215,200)	589,678	—
Sales of goods and services to Group Companies(1)	—	24,434	565,244	—	(589,678)	—
Other operating/administrative activities with external parties	(10,722)	275,982	(1,067,001)	86,219	—	(715,522)
Net cash used in operating activities	(10,722)	(49,628)	(526,191)	(128,981)	—	(715,522)
Purchases of short-term investments	—	(1,269,524)	(2,160,000)	(120,000)	—	(3,549,524)
Proceeds of maturities of short-term investments	—	910,000	1,115,000	255,000	—	2,280,000
Purchases of term deposits	(354,395)	(809,313)	—	—	—	(1,163,708)
Proceeds from withdrawal of term deposits	335,705	610	—	—	—	336,315
Investment in subsidiaries and VIE and VIE's subsidiaries(2)	(1,893,991)	(590,691)	—	—	2,484,682	—
Other investing activities with external parties	—	(186)	(5,385)	—	—	(5,571)
Net cash provided by/(used in) investing activities	(1,912,681)	(1,759,104)	(1,050,385)	135,000	2,484,682	(2,102,488)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	1,984,556	—	1,026,516	—	—	3,011,072
Investment from Group Companies(2)	—	1,893,991	590,691	—	(2,484,682)	—
Other financing activities with external parties	6,167	—	(19,664)	—	—	(13,497)
Net cash provided by financing activities	1,990,723	1,893,991	1,597,543	—	(2,484,682)	2,997,575
Effect of exchange rate changes on cash and cash equivalents	(1,270)	10,763	(2,002)	—	—	7,491
Net increase in cash and cash equivalents	66,050	96,022	18,965	6,019	—	187,056
Cash and cash equivalents at beginning of the year	19,698	550,663	118,250	24,683	—	713,294
Cash and cash equivalents at end of the year	85,748	646,685	137,215	30,702	—	900,350

Notes:

(1)	Intercompany sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the subsidiaries and VIEs and VIEs’ subsidiaries by Group Companies.
(3)	It represents the elimination of intercompany balances among parent, WFOEs as primary beneficiaries, the VIEs and their subsidiaries and other subsidiaries.
(4)	For the years ended December 31, 2019, 2020, and 2021, VIEs have incurred RMB31.9 million, RMB186.1 million, and RMB330.5 million in fees related to technical services provided by the WFOEs and WFOEs concurrently recognized same amounts as revenues. Unsettled balance of such transactions was RMB63.8 million and RMB345.9 million as of December 31, 2020 and 2021, respectively.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risks Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	Our business depends on our ability to offer high-quality user-generated content for our users.
●	Our success depends on our ability to attract and maintain an engaged user base.
●	If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.
●	We have incurred net loss and negative operating cash flow in the past, which may continue in the future.
●	We may not be able to manage our growth effectively, which may compromise the success of our business.
●	We are subject to risks associated with financing activities and liquidity.
●	If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.
●	We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.
●	We operate in a highly competitive market, and may not be able to compete effectively.
●	If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.
●	Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the United States could take place in 2024. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, the proposed changes to the law would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If the proposed provision is enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the United States in 2023.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of our VIEs may fail to perform their obligations under our contractual arrangements.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.
●	The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.
●	The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.
●	If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.

Risks Relating to Our ADSs

●	The trading price of our ADSs has been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Relating to Our Business and Industry

Our business depends on our ability to offer high-quality user-generated content for our users.

Our success depends on our ability to offer high-quality user-generated content, including such content that broadens horizons, provides solutions, and resonates with minds, for our users, which we refer to as “fulfilling” content. The quality of the Zhihu content is fundamental in providing superior user experience and maintaining the attractiveness and value of the Zhihu community. We rely on our experience from past and current operations to inspire, manage, and refine high-quality content, which may not be effective as we do not simply follow user preferences and market trends. If we are unable to expand into new verticals or further develop existing verticals, we may not be able to keep our content offerings comprehensive and up to date. If we fail to maintain the balance between user preferences and our assessment of content quality, the quality of the Zhihu content may be compromised, and the Zhihu community may be less attractive for users. We cannot assure you that our “fulfillness” approach made through our content operations could always effectively yield fulfilling content for users, or that the function and iteration of TopicRank algorithms could interact smoothly with such “fulfillness” approach with our understanding as expected.

We are a UGC-based online content community, where content creators are critical to our continued success. We encourage users to become content creators and provide ongoing support and guidance to them. We cannot assure you that our content creators will continue to create sufficient high-quality content for the Zhihu community, or at all. Any failure to continue to encourage, support, or incentivize content creators may materially and adversely affect the quality of our content offerings.

We offer and curate premium content for our subscribing members through our Yan Selection (盐选) membership program. If our premium content fails to attract users or meet their expectations, we may not be able to maintain or increase the number of our subscribing members, which could materially and adversely affect our business, financial condition, and results of operations.

If we cannot continue to offer high-quality content and enhance our content offerings, the reputation and attractiveness of the Zhihu community could be compromised and we may experience a decline in our user base, which could materially and adversely affect our business, financial condition, and results of operations.

Our success depends on our ability to attract and maintain an engaged user base.

Our success and continued growth are driven by our fast growing, diverse, and highly engaged user base. We have experienced significant user growth since inception. We had 99.6 million average mobile MAUs in the fourth quarter of 2021, representing a 38.1% increase from the fourth quarter of 2020. Our users also exhibit a high level of engagement through active participation and contribution. We attract and retain users with high-quality content, and any decline in the breadth, depth, and quality of our content offerings may adversely affect our ability to maintain and further expand a large and engaged user base.

We also strategically deploy multi-dimensional growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices, to achieve user growth and increase the engagement of new and existing users. These strategies and user growth efforts may turn out to be ineffective, and we may not be able to acquire more users effectively or may experience a decline in our user base. For example, if some of our efforts to increase user traffic are found to be ineffective or even objectionable, such efforts may not justify the associated costs and could be counterproductive if they lead to negative user experience. Furthermore, we benefit from our strong Zhihu brand and reputation as a go-to destination for trustworthy content, which leads to our low user acquisition costs. Damage to our brand and reputation could materially and adversely affect our user growth and increase our user acquisitions costs.

If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.

Our community culture, underpinned by sincerity, expertise, and respect (认真、专业、友善), is critical to the attractiveness of the Zhihu community and user experience. However, we cannot assure you that we can maintain our community culture along with our fast growth, as new users may not honor our community governance protocols or fit well into our culture, which could disrupt the good order of the Zhihu community despite our efforts to encourage new users to embrace and honor our community culture, which could in turn damage other users’ experience and discourage them from joining, engaging in, or contributing to, the Zhihu community. In addition, frictions among users and objectionable or otherwise valueless content in our community may damage our community culture and adversely affect the emotional and psychological well-being of our users. If we are unable to maintain our sound community culture, the attractiveness of the Zhihu community could be diminished.

In addition, our brand and reputation are critical to our success and may be adversely affected by objectionable content or user activities in the Zhihu community that are perceived as inappropriate, hostile, or illegal, or by information that is perceived as misleading. We may fail to respond expeditiously to such objectionable content or user activity, or otherwise address user concerns. As our community further grows in scale, we may not be able to identify and respond to such content or user activity in a timely manner, which could erode the trust in our brand and damage our reputation. Any government or regulatory inquiry, investigation, or action based on objectionable content or user activity in the Zhihu community, our business practices, or failure to comply with laws and regulations, could damage our brand and reputation regardless of the outcome.

Furthermore, it is important for us to maintain a good balance between monetization and our reputation for providing superior user experience. Our users may find the advertisements or the commercial content in the Zhihu community irrelevant, unhelpful, or intrusive. If we fail to balance user experience as we further enhance monetization, our brand and reputation may be adversely affected.

We have experienced, and may continue to experience, government, regulatory, investor, media, and other third-party scrutiny of our community, content, data privacy, cybersecurity, or other business practice. Actions of our employees, users, or business partners, or other issues, may also harm our brand and reputation. If we fail to promote and maintain the Zhihu brand or preserve our reputation, or if we incur excessive expenses in this effort, our business, financial condition, and results of operations could be materially and adversely affected.

We have incurred net loss and negative operating cash flow in the past, which may continue in the future.

We have incurred net loss and negative operating cash flow in the past. In 2019, 2020, and 2021, we had net loss of RMB1.0 billion, RMB517.6 million, and RMB1.3 billion (US$203.8 million) and negative operating cash flow of RMB715.5 million, RMB244.4 million, and RMB440.2 million (US$69.1 million), respectively. We cannot assure you that we will be able to generate net profit or positive operating cash flow in the future. Our ability to achieve profitability and positive operating cash flow largely depends on our ability to further expand our user base and enhance monetization, but we cannot assure you that we will continue to maintain a sound growth momentum. We may continue to experience net loss and negative operating cash flow in the future due to increasing content and other costs, including those for commercial content, as well as our continued spending in growth and marketing and investments in technology, people, infrastructure, and new initiatives. We incurred in the past, and expect to continue to incur in future periods, share-based compensation expenses, and we expect our costs and operating expenses to continue to increase in absolute amounts as we expand our business, which may result in future losses. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic conditions, regulatory environment, or competitive dynamics in the industry. If we cannot effectively maintain or achieve revenue growth at scale, or if we are unable to achieve profitability or maintain and enhance our liquidity, our business, financial condition, and results of operations may be materially and adversely affected.

We may not be able to manage our growth effectively, which may compromise the success of our business.

We have experienced rapid growth since our inception. The success of our business largely depends on our ability to effectively maintain our user and revenue growth. We attract and retain users with high-quality content, and we also strategically deploy marketing and other user acquisition strategies. Our MAU growth may fluctuate on a quarterly basis, which makes it difficult to predict. For instance, our quarterly average MAUs generally increased on a year-over-year basis during the Track Record Period. Although we expect our user base to continue to experience a growing trend in the near future, we may experience fluctuations of quarterly average MAUs on a quarterly basis, particularly during the fourth and first quarter of a year. For instance, on a year-over-year basis, our quarterly average MAUs in the first quarter of 2022 will continue to experience a growth, but on a quarter-over-quarter basis, it may stay relatively flat or even experience a decrease compared with the quarterly average MAUs in the previous quarter, primarily attributable to the seasonality and the impact of external environment and market condition. For further details, see “Item 4. Information on the Company—B. Business Overview—Our Monetization.”

As we further expand our business, content offerings, and products and services, we may face challenges arising from our continued growth in relation to managerial resources, human resources, technological infrastructure, capital resources, and corporate culture. Therefore, we need to continually expand and enhance our technological infrastructure, operating and financial systems, and other controls and procedures. We also need to expand, train, and manage our growing employees while maintaining our corporate culture. We cannot assure you that our current infrastructure, systems, procedures, and internal controls will be adequate to support our expanding operations, that we can maintain our collaborative corporate culture, or that we can continuously manage our relationships with third parties with success. If we fail to manage our expansion effectively, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

As we only have a limited history of operating our business at scale, it is difficult to evaluate our current business and future prospects, including our ability to grow in the future. Continued growth could also challenge our ability to provide consistent experience for new and existing users, content creators, and business partners, develop and improve our operating, financial, legal, and management controls, and enhance our reporting systems and procedures. Our costs and expenses may grow faster than our revenues and may be greater than what we anticipate. Managing our growth will require significant expenditures and appropriate allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition, and results of operations could be adversely affected.

We are subject to risks associated with financing activities and liquidity.

Growing and operating our business may require significant cash investments, capital expenditures, and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us in a timely manner, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities or related financial instruments may be lower than the current market price per share of our ADSs. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. In addition, we currently have limited asset to pledge for loans or other debt financing transactions. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.

Revenue generated from our business side customers, such as advertising and content- commerce solutions revenue from merchants and brands, is crucial to our business. In 2019, 2020, and 2021, advertising revenue and content- commerce solutions revenue accounted for 86.2%, 72.4%, and 72.1% of our total revenue, respectively. We cannot assure you that we will be able to retain existing or attract new merchants and brands effectively. If the marketing budgets of merchants and brands decrease, or if they believe that they can achieve better returns elsewhere, we may experience a decline in their spending with us. Our competitors may provide better advertising or content-commerce solutions. If merchants and brands believe that their spending on online content communities do not generate expected returns, they may also switch to other internet channels such as search engines, news platforms, short video platforms, e-commerce platforms, and social media platforms, or other traditional channels such as television, newspapers, and magazines, and reduce or discontinue business with us. Merchants and brands may find online advertising to be ineffective to market their products and services, and competition may lead to a decrease in our fee rates. In addition, our content-commerce solutions are still at an early stage of development. If the commercial content created through our content-commerce solutions does not appeal to or is not successfully distributed to the targeted audience, this business may not attract sufficient merchants and brands or generate expected revenue. Moreover, merchants and brands may have limited experience in content-commerce solutions, and may not be able to utilize our solutions effectively to achieve expected commercial results or otherwise meet their expectation. Furthermore, some of the merchants and brands may have different budget allocation strategies, which may affect their spending on our online advertising and content-commerce solutions. Failure to retain existing or attract new merchants and brands, to increase their spending with us, or to develop effective online advertising or content-commerce solutions may materially and adversely affect our business, financial condition, and results of operations.

We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.

Our content-centric monetization strategies are evolving. We derive revenues primarily from online advertising, paid membership, content-commerce solutions, and vocational training. We also continue to identify monetization opportunities and introduce additional products and services, such as e-commerce. We may have limited experience in operating and achieving profitability in new business initiatives. If our new business initiatives or monetization strategies fail, we may not be able to maintain or increase our revenue or recover any associated costs, expenses, and other expenditures. If these new business initiatives fail to attract or retain users or to generate sufficient revenue to justify our investments, our business, financial condition, and results of operations may be materially and adversely affected.

We operate in a highly competitive market, and may not be able to compete effectively.

We operate along other online content communities, including Q&A-inspired online communities. Some of our competitors have a longer operating history, a larger user base, or greater financial resources than we do. We compete to attract, engage, and retain users, content creators, and merchants and brands. Our competitors may compete with us in a variety of ways, including by providing better content, fulfilling evolving user needs, providing content creation utilities, as well as conducting brand promotions and other marketing activities. Except for certain exclusive content on Zhihu, our content creators are generally free to post their content on our competitors’ communities or platforms, which may divert user traffic from the Zhihu community. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive content, our user base and our market share may decrease, which may materially and adversely affect our business, financial condition, and results of operations.

If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

The online content communities are rapidly evolving with continued technological advancement, and our success will depend on our ability to keep up with such technological advancement. For example, failure to maintain or improve the effectiveness of our “fulfillness” approach and TopicRank algorithms may impair our comprehension of content and understanding of content creators and thus adversely affect our capability to manage content operations and the user experience; failure of our low-quality content-filtering system and anti-spamming system may adversely affect our ability to ensure a healthy community culture and provide superior user experience; failure to introduce effective productivity tools to content creators may cause a decline in the volume and quality of our content, which would adversely affect the attractiveness of the Zhihu community; and failure to continually refine our question routing system may lead to difficulties in distributing content to relevant users, which could result in reduced user traffic and user base.

We may not be able to execute our technological strategies successfully due to a variety of reasons such as technical difficulties, inaccurate predictions of industry trend and demand, or lack of necessary resources. Failure to keep up with technological advancement may result in less attractive products and services, which may in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.

We face challenges with respect to the complex and evolving laws and regulations regarding cybersecurity and data privacy. We collect personal data from our users in order to better understand them and their needs, and are subject to cybersecurity and data privacy laws in China and other applicable jurisdictions, including without limitation the PRC Cybersecurity Law, the PRC Data Security Law, and the PRC Personal Information Protection Law, pursuant to which we are required to maintain the confidentiality, integrity, and availability of the information of our users, customers, and suppliers, which is also essential to maintaining their confidence in our services. However, the interpretation and implementation of such laws in China and elsewhere are often subject to uncertainties. Concerns about the collection, use, disclosure, or security of personal information or other privacy-related matters, with or without merit, or failure to comply with the relevant laws and regulations could subject us to penalties, damage our reputation and brand, cause us to lose users, or result in increased operating cost and expenses, any of which could materially and adversely affect our business and results of operations.

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017 and provides that network operators must meet their cybersecurity obligations and must take technical measures and other necessary measures to protect the safety and stability of their networks. The Cybersecurity Law is still subject to interpretation by the PRC government authorities. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the Cybersecurity Law and related data privacy and protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security.”

In addition, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law provides for a data security review procedure for the data processing activities that affect or may affect national security. It also imposes data security obligations on persons and entities conducting data processing activities and requires data processors to take necessary measures to protect data security. On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. Although it is our policy to only access user information that is necessary for, and relevant to, the services provided and we update our privacy policies and practices in accordance with regulatory developments, we may be required to make further adjustments to our data practices as the PRC Personal Information Protection Law is newly promulgated and the interpretation of many of its specific requirements remain to be clarified by the government authorities or is otherwise subject to uncertainties.

While we take measures to comply with all applicable cybersecurity and data privacy laws and regulations, we cannot assure you the effectiveness of the measures undertaken by us and our business partners. The activities of third parties, such as merchants, brands, and other business partners are beyond our control. If any of these third parties violate the PRC Cybersecurity Law and related laws and regulations, or fail to fully comply with the service agreements with us, or if any of our employees fails to comply with our control measures and misuses the information, we may be subject to regulatory actions, disputes and litigations. Any actual or perceived failure to comply with all applicable cybersecurity and data privacy laws and regulations, or any actual or perceived failure of our business partners to do so, or any actual or perceived failure of our employees to comply with our internal control measures, may result in legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential users and business partners from using our services and subject us to claims, fines, and damages, which could materially and adversely affect our business and results of operations.

New laws or regulations concerning data protection, or the interpretation and implementation of existing data security and privacy protection laws or regulations may be announced, published for public consultations, issued, or promulgated from time to time. For example, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and restate and expand the applicable scope of the cybersecurity review as set forth in the Measures for Cybersecurity Review that were promulgated in April 2020 and effective in June 2020. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The Cybersecurity Review Measures further stipulate that if an internet platform operator has personal information of over one million users and pursues a foreign listing, it must be subject to the cybersecurity review. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Regulations for Internet Data Security, or the Draft Data Security Regulations, for public comments. The Draft Data Security Regulations provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.”

Furthermore, the PRC government authorities have taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted. In addition, on December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm-Based Recommendation stipulates that algorithm-based recommendation service providers should inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner. Although our current operations were in compliance in material respects with the algorithm-based recommendation rules, we cannot assure you that our content operations will continue to be in compliance with the algorithm-based recommendation rules in all respects. If our content operations are forced to change in a way to ensure full compliance with the algorithm-based recommendation rules, our ability to enhance the quality of content in the Zhihu community may be adversely affected.

The interpretation and application of these PRC cybersecurity and data privacy laws, regulations, and standards are still evolving. It hence remains uncertain whether the future regulatory changes would impose additional compliance requirements on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and follow any development in the promulgation process. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted, or implemented, and whether and how they will affect us. If the enacted version of the Draft Data Security Regulations mandates clearance of cybersecurity review and other specific actions on companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other penalties, which could materially and adversely affect our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security.”

Complying with evolving laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially increases our operating cost and expenses or affects our growth momentum that can be adverse to our business. In addition, some foreign countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

Any compromise of the cybersecurity of our online community could materially and adversely affect our business, operations, and reputation.

Our products and services involve the storage and transmission of users’ and other customers’ information, and security breaches or vulnerabilities affecting our or our vendors’ technology, products, and systems could expose us to a risk of loss of this information, litigation, and potential liability. We experience cyber-attacks of varying degrees from time to time, and we have been able to neutralize attacks without significant impact to our operations in the past. We use third-party technology and systems for a variety of reasons, such as data storage and transmission, cloud services, and other functions. Some of such systems have experienced past security breaches, and, although they did not have a material adverse effect on our operating results, we cannot assure you a similar result in the future. Our security measures may also be breached due to employee error, malfeasance, or otherwise. In addition, outside parties may attempt to fraudulently induce employees, users, or other customers to disclose sensitive information in order to gain access to our data or our users’ or other customers’ data or accounts, or may otherwise obtain access to such data or accounts. Because the techniques used to obtain unauthorized access, disable, or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and other customers, and may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could materially and adversely affect our business, reputation, and results of operations.

We may be subject to regulatory actions or legal proceedings in the ordinary course of our business. If the outcomes of these regulatory actions or legal proceedings are adverse to us, it could materially and adversely affect our business, financial condition, and results of operations.

We may be subject to regulatory actions, litigation, disputes, or claims of various types brought by relevant regulatory authorities or our competitors, users, content creators, employees, or other third parties against us in the ordinary course of our business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage our reputation, evolve into litigations, or otherwise materially and adversely affect our reputation and business. For example, as a UGC-based online content community, we may not be able to identify and remove all illegal or inappropriate content in response to user or any third party complaints on a timely basis. As such, we have been, and expect to continue to be, involved in disputes or legal proceedings arising out of defamation, invasion of privacy, or other infringement claims. We may become subject to additional types of legal or regulatory proceedings as our business grows and the variety of our services expands. Litigation is expensive, may subject us to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect our business, financial condition, and results of operations. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us, whether meritorious or not, may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base.

Advertisements displayed in the Zhihu community may subject us to penalties and other administrative actions.

We monitor the advertisements displayed in the Zhihu community to ensure that they comply with applicable laws and regulations. In addition, where advertisers are required to obtain special government approvals for specific types of advertisements prior to delivering such advertisements on the internet, such as advertisements relating to medical care, pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, we take steps to check or verify that the advertisers have fulfilled the requisite government requirements. Non- compliance with these laws and regulations may subject us to penalties, including imposition of fines, confiscation of our advertising income, order to cease dissemination of the advertisements, and order to publish an announcement correcting the misleading information. Under the circumstances of any serious violation by us, PRC government authorities may force us to terminate our online advertising services or revoke our licenses, and we and responsible persons may incur criminal liability.

We cannot assure you that all content contained in the advertisements displayed in the Zhihu community complies with applicable advertising laws and regulations, especially given the uncertainty in the interpretation of certain relevant PRC laws and regulations. The PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services relating to specific industries, such as medical care, pharmaceuticals, health care, and other similar businesses If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may materially and adversely affect our business, financial condition, results of operations, and prospects.

We depend on service providers to provide services that are critical to our business, which exposes us to various risks that may materially and adversely affect our reputation, business, financial condition, and results of operations.

We currently use a large number of third-party service providers to provide services that are critical to our businesses. We have engaged third-party service providers to provide online payment, content distribution, data support, and other services. If any of these service providers breaches the obligations under the contractual arrangements to provide such service to us, or refuses to renew these service agreements on terms acceptable to us, we may not be able to find a suitable alternative provider for the service. Similarly, any failure of or significant quality deterioration in such service provider’s service platform or system could materially and adversely affect our user perception and may also result in reduced user visits or cancelation of premium content purchases. If any such risks were to materialize, our reputation, business, financial condition, and results of operations could be materially and adversely affected.

Any significant disruption to our technology infrastructure or our failure to maintain the satisfactory performance, security, and integrity of our technology infrastructure would adversely affect user experience and harm our reputation.

Our ability to provide users with superior experience depends on the continuous and reliable operation of our technology infrastructure, including our IT systems and cloud infrastructure, the failure of which may significantly impair our user experience and decrease the overall attractiveness of our community to both users and advertisers. Disruptions, failures, or unscheduled service interruptions could hurt our reputation and cause our users and advertising clients to choose our competitors’ platforms. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking, and other attempts to harm our systems. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party service providers. We have experienced general intermittent interruptions in the past, and may continue to experience similar interruptions in the future despite our continuous efforts to improve our IT systems. Since we host our servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, the experience of our users and merchants and brands with us may be negatively affected, which in turn, may materially and adversely affect our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions. As our user base further grows and our users generate more content in our community, including videos which are larger in size, we may be required to expand and adapt our technology infrastructure to reliably store, process, monitor, and distribute the content, the failure of which could also adversely affect our user experience.

Non-compliance on the part of our employees, business partners, or other third parties involved in our business could adversely affect our business.

Our compliance controls, policies, and procedures may not protect us from acts of our employees, business partners, or other third-parties that violate the laws or regulations of the jurisdictions in which we operate, which may adversely affect our business. In addition, our business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may, directly or indirectly, disrupt our business. We identify irregularities or non-compliance in the business practices of any parties with whom we pursue existing or future cooperation and we cannot assure you that any of these irregularities will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our business partners or other third parties involved in our business may affect our business activities and reputation and in turn, our results of operations.

If content in our online community is found to be objectionable or in violation of any PRC laws or regulations, we may be subject to administrative actions or negative publicity.

Content in our community may draw social attention, which may cause controversies. Moreover, the PRC government and regulatory authorities have adopted regulations governing illegal content and information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as socially destabilizing or leaking state secrets of China. The PRC government and regulatory authorities strengthen the regulation on internet content from time to time. For example, the PRC Cybersecurity Law provides that, among other things, a network operator must keep record of and report any instances of public dissemination of prohibited content and failure to do so may result in revocation of its relevant business license and termination of business. With respect to audio-visual and live streaming content, the Administrative Provisions on Online Audio-Visual Information Services provide that online audio-visual information service providers are the principals responsible for managing the security of information content, and should establish and improve their internal policies on user registration, scrutiny of information publication, and information security management, and that they must report users’ production, publication, and dissemination of prohibited content. In addition, the Regulations on Administration of Network Short Video Platforms require that all short videos to be reviewed before being broadcasted. Moreover, the Circular of the State Administration of Press, Publication, Radio, Film and Television on Issues Concerning Strengthening the Administration of Online Live Streaming of Audio-Visual Programs requires online audio-visual live streaming service providers to monitor the living streaming content, and to have an established emergency reaction plan to replace content that violates PRC laws and regulations. The Administrative Regulations on Online Live Streaming Services require online live streaming service providers to establish review platforms for live streaming content. Any failure to comply with the aforementioned regulations may cause negative publicity and subject us to fines or other penalties, which could materially and adversely affect our business, reputation, and results of operations. We have been fined and subject to other penalties imposed by the relevant authorities, including official reprimands, suspension of content dissemination, fines, and removal or suspension of our apps from mobile app distribution channels, due to illegal content in our community. For example, in March 2018, per order by Beijing Cybersecurity Administration, our Zhihu app was temporarily removed from Apple’s and Android’s app stores for seven days due to dissemination of inappropriate information and mismanagement of the community. In addition, the PRC regulatory authorities may conduct supervisory interviews with internet content providers, including us, regarding content deemed to be inappropriate or objectionable. We have been subject to, and expect to continue to be subject to, supervisory interviews from time to time, which may cause negative publicity and harm our reputation. For more information on relevant laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Audio-Visual Program Services,” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security.”

We cannot assure you that we can identify all objectionable or illicit content or timely remove such content due to the large amount of content uploaded by our users every day. Failure to identify and prevent illegal or inappropriate content from being uploaded to our community could, from time to time, subject us to negative publicity or regulatory challenges and actions, such as official reprimands, imposition of fines, limiting the dissemination of content, and suspension or removal from app distribution channels.

Laws, regulations, and rules, government or judicial interpretations, and implementations may change in a manner that could render our current efforts insufficient. If government actions or penalties are brought or pending against us, or if there is publicity that government actions or penalties have been brought or otherwise are pending against us, our reputation and brand image could be harmed, we may lose users and business partners, and our revenue and results of operation may be materially and adversely affected.

We may be subject to risks associated with strategic acquisitions.

When appropriate opportunities arise, we may strategically acquire additional businesses or assets that are complementary to our existing business. The acquisitions and the subsequent integration of new businesses and assets into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could materially and adversely affect on our operations. Acquired assets or businesses may not generate the financial results or realize the synergies as we expect. For example, we may not realize the intended synergies following our acquisitions of related businesses in vocational training space in enriching the content supply for our relevant operations if we fail to effectively integrate their businesses.

In addition, we may not be able to effectively identify appropriate businesses for strategic acquisitions, and the costs of identifying and consummating acquisitions may be significant. Acquisitions could result in the use of substantial amount of cash, potentially dilutive issuances of equity securities, the recognition of goodwill in connection with acquisitions, which may lead to significant impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Our acquisitions involved and may continue to involve performance-based purchase price adjustments, which may result in an increase in the cash or equity-based consideration. We may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs and may derail our business strategy if we fail to do so. Any failure in relation to the potential strategic acquisitions, or other potential strategic alliances we may enter with various parties from time to time, may materially and adversely affect our business, financial condition, and results of operations.

We work with certain channel partners, which mainly include partners for pre-installations on mobile devices and application marketplaces, for our user growth. If any of our major channel partners becomes less effective or terminates collaboration with us, our user growth, financial condition, results of operations, and prospects could be materially and adversely affected.

We work with certain channel partners for app pre-installations of on mobile devices to support our user growth. Currently, all pre-installations of the Zhihu app are made on Android devices, representing an insignificant portion of the Zhihu app installations on Android devices. Due to the intense competition, these channel partners may raise their charges on us to a point where it becomes cost inefficient for us to increase user growth through them, or they may decide to discontinue their collaboration with us. In addition, if these channel partners raise their charges on us, our margins could be adversely affected. The collaboration also highly depends on the total amount of smartphone shipment and sales of these channel partners, which may fluctuate or slow down compared with prior years. The growth of our user base is impacted by the pre-installations of the Zhihu app on mobile devices. A continued slowdown of new smartphone market in China may adversely affect our user growth.

In addition, we work with application marketplaces, such as Apple’s app store and various app stores on Android devices, to drive downloads of the Zhihu app. Currently, a majority of the downloads of the Zhihu app are from the app stores on Android devices. As such, the promotion, distribution, and operation of the Zhihu app are subject to the standard terms and policies for application developers of these application marketplaces, which are subject to the interpretation of, and frequent changes by, these application marketplaces. If these third-party application marketplaces change their terms and conditions in a manner that is detrimental to us, or refuse to distribute the Zhihu app, or if any other major channel with which we seek collaboration becomes less popular or effective, or refuses to collaborate with us in the future on commercially favorable terms, our user growth, financial condition, results of operations, and prospects may be materially and adversely affected.

Many of our products and services utilize open-source software, which may pose particular risks to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in our products and services and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully.

Our success depends on the efforts of our key employees, including our senior management members and other technology talents. If we fail to hire, retain, and motivate our key employees, our business may suffer.

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense, particularly in the content-related internet and technology industries. Our future success depends on our ability to attract a large number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading price of our ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted an equity incentive plan in 2012, or the 2012 Plan. For the years ended December 31, 2019, 2020, and 2021, we recorded RMB179.7 million, RMB180.1 million, and RMB541.0 million (US$84.9 million), respectively, in share-based compensation expenses. We also dopted a 2022 share incentive plan, which will become effective upon our proposed listing on the Hong Kong Stock Exchange. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under the 2012 Plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees

We are subject to risks associated with cash management activities.

We invest our cash reserved for future deployment in wealth management products for cash management purposes from time to time, which generate investment income. Our investment in wealth management products are associated with various risks. Under PRC law, banks and wealth management agencies are not allowed to contractually promise that the wealth management products that they offer are principal-guaranteed or will yield interest income. In addition, we are subject to risks that any of the banks or wealth management agencies that sell us wealth management products may not perform their contractual obligations, such as in the event of insolvency. As a result, the income generated from and the market value of the wealth management products that we purchase may be adversely affected. The aforementioned risks are subject to market and economic conditions. Government policies affecting wealth management products and our investment policy may also change in ways unfavorable to us. As we may continue to conduct those cash management activities, if any of the above adverse events occur, the products may fail to generate our expected return and we may even incur loss as a result.

We are subject to payment processing risk.

Our subscribing members and business partners pay us using a variety of different online payment methods. We rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products and services through payment service providers even if the publicized breach did not involve the payment systems or methods we use. If any of the above were to occur and damage our reputation or the perceived security of the payment systems that we use, we may lose subscribing members as they may be discouraged from purchasing products or services in our community, which may adversely affect our business and results of operations.

We have been, and may continue to be, subject to claims and allegations relating to intellectual property and other causes.

As a leading online content community, it is essential for us to operate our business without infringing or otherwise violating third-party rights, including third-party intellectual property rights. Companies in the internet, technology, and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks, know-how, and trade secrets, and they are frequently involved in litigation arising from allegations of infringement, misappropriation, or other violations of intellectual property rights. There may be third-party patents issued or pending that cover significant aspects of our technologies, products, or services, and such third parties may attempt to enforce such rights against us. The content in our community may expose us to claims and allegations relating to intellectual property and other causes. Although we have processes and procedures to screen content that is subject to copyright or other intellectual property right claims, we may not be able to identify, remove, or disable all potentially infringing content that may exist. As a result, third parties may act and file claims against us if they believe that certain Zhihu content violates their copyright or other intellectual property rights.

We are presently involved in and expect to continue to be subject to legal or administrative actions for defamation, negligence, copyright and trademark infringement, unfair competition, breach of service terms, or other purported injuries resulting from the Zhihu content and the nature of our services. Such legal and administrative actions, with or without merits, may be expensive and time-consuming, may result in significant diversion of resources and management attention from our business operations, and may adversely affect our brand and reputation. As of the date of this annual report, we were not subject to any claims or allegations relating to intellectual property that were material to our business operations.

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights from infringement such as unauthorized use of our intellectual properties by third parties and the expenses incurred in protecting our intellectual property rights could materially and adversely affect our business and competitive position.

We rely on a combination of patent, trademark, copyright, domain name, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and other contractual terms to protect our intellectual property rights and brand. Protection of intellectual property rights in China may not be effective in protecting our rights, and, as a result, we may not be able to adequately protect our intellectual property rights, which could materially and adversely affect our business and competitive position. These violations of intellectual property rights, whether or not successfully defended, may also discourage content creation. In addition, any unauthorized use of our intellectual properties by third parties may adversely affect our business and reputation. In particular, our members may abuse their membership privilege or illegally distribute paid content exclusively available to paid members, which could materially and adversely affect our business. Furthermore, we may have difficulty addressing the threats to our business associated with infringement of our copyrighted content, particularly our premium content available under our Yan Selection (盐选) membership program. Our content may be potentially subject to unauthorized copying and illegal digital dissemination without any economic return to us. We adopt a variety of measures to mitigate such risks, including by litigation and through technology measures. However, we cannot assure you that such measures will be effective in protecting our intellectual property rights.

While we typically require our employees, consultants, and contractors who may be involved in the development of intellectual properties to execute agreements assigning such intellectual property rights to us, we may fail to execute such an agreement with each party who in fact develops intellectual properties that we regard as our own. In addition, such agreements may not be self-executing such that the intellectual property rights subject to such agreements may be assigned to us only with additional assignments being executed, and we may fail to obtain such assignments. Furthermore, such agreements may be breached. Accordingly, we may be forced to act against third parties, or defend claims that they may bring against us relating to the ownership of such intellectual property rights.

Managing or preventing unauthorized use of intellectual properties is difficult and expensive, and we may need to resort to litigation or other legal proceedings to enforce or defend intellectual property rights or to determine the enforceability, scope, and validity of our proprietary rights or those of others. Such litigation or other legal proceedings and an adverse determination in any such litigation or other legal proceedings could result in significant costs and diversion of resources and management attention, which could materially and adversely affect our business, financial condition, and results of operations.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate understanding and knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

We have implemented a number of measures to address the material weakness, including: (i) we have hired additional accounting staff with adequate experience and knowledge with U.S. GAAP and SEC reporting requirements to address complex U.S. GAAP technical accounting issues, strengthen the financial reporting function, and set up an internal control framework to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; (ii) we have implemented regular U.S. GAAP and SEC financial reporting training programs for the accounting and financial personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements; and (iii) we have developed and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2021.

We are a public company in the United States and are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the New York Stock Exchange. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal liabilities.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first list of issuers identified under the HFCAA indicating that the companies on the list are now formally subject to the delisting provisions if they remain on the list for three consecutive years. After we file this annual report on Form 20-F, we may be identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list our securities on a non-U.S. exchange or that a market for our securities will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are initiated in or otherwise relevant to jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other requirements for providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition, and results of operations.

The COVID-19 pandemic may continue to have a severe and prolonged negative impact on the Chinese and the global economy, including potential reductions in the advertising budget of our merchants and brands, which may affect our revenue and financial performance generally. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, financial condition, and results of operations. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We face uncertainties associated with real name registration requirements.

In accordance with the Administrative Provisions on Mobile Internet Applications Information Services and Administrative Provisions on Account Names of Internet Users, among other relevant laws and regulations, we impose real name registration requirements for all users in our Zhihu community when they sign up. When registering a Zhihu account, an individual user is required to submit her or his mobile phone number or alternative identification information, and a non-individual user is required to submit information of its business license and basic information of its designated person in charge of the account (including her or his real name, mobile phone number, identification card number, and other relevant identification documents). However, the relevant laws and regulations on real name registration, data privacy, and the internet information services in general are evolving, the interpretation and implementation of which are subject to uncertainties. See “Item 4. Information on the Company—B. Business Overview—Regulations —Regulations Relating to Mobile Internet Applications Information Services” and “Regulations—Regulations Relating to Internet Privacy” for more details. Any further rulemaking or intensifying regulations with respect to real name registration may increase our compliance burden and may adversely affect our user growth. In addition, we cannot assure you that all the information provided by our users will be accurate and free from fraudulent behaviors, which may adversely affect our compliance with the relevant provisions on real name registration requirements. Furthermore, in light of the evolving industry and technological advancements, we face challenges in developing our capabilities to meet the evolving demand for providing more meaningful identity means for our users while staying in compliance with the regulatory developments on real name registration and user privacy protection. Any failure in compliance may materially and adversely affect our business and prospects.

Our insurance coverage may not be adequate, which could expose us to costs and business disruption.

We do not have any business liability or disruption insurance coverage for our operations in China. Any material or extended business disruption may result in substantial costs and expenses and the diversion of our resources, financial, managerial, or otherwise, which could have an adverse effect on our business, financial condition, results of operations, and prospects.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. The COVID-19 pandemic has caused, and may continue to cause, us and certain of our business partners to implement adjustment of work arrangements enabling employees to work from home and collaborate remotely. We have taken measures to reduce the negative impact of the COVID-19 pandemic, including upgrading our telecommuting system or monitoring our employees’ health on a daily basis. However, we might still be subject to related impact, such as travel restrictions and delay or cancelation in our offline events, which may adversely affect our service quality. As a result, our business, financial condition, and results of operations have been adversely affected. For example, we experienced negative impact on our advertising revenue in the first half of 2020. Although our advertising revenue increased by 22.7% to RMB293.0 million in the first half of 2020 from RMB238.8 million in the first half of 2019, a higher growth rate might have been achieved if the COVID-19 pandemic had not taken place. We may continue to experience negative impact due to the COVID-19 pandemic. The extent to which the COVID-19 pandemic affects our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus, such as the availability of effective vaccines or cure, among others. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar pandemic will not occur again. Another wave of COVID-19 or a similar pandemic could materially and adversely affect our business, financial condition, and results of operations.

In recent years, there have been other breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.

We are also vulnerable to natural disasters, extreme weather (including as a result of the global climate change) and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any future outbreak of contagious diseases, extreme unexpected bad weather or natural disasters (including as a result of the climate change) would adversely affect our offline events. If there is a recurrence of an outbreak of certain contagious diseases or natural disasters, the offline events operated by us may be canceled or delayed. Government advices regarding, or restrictions on, holding offline events, in the event of an outbreak of any contagious disease or occurrence of natural disasters may materially and adversely affect our business and operating results.

The current tensions in international trade and rising geopolitical tensions involving China may adversely impact our business, financial condition, and results of operations.

Our business could be materially and adversely affected by the tensions in international trade such as the one between the United States and China in recent years. Changes to international trade policies could adversely affect the global economic conditions. In addition, geopolitical tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions involving China, and any escalation thereof, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, financial condition, and results of operations.

We are subject to credit risk for trade receivables.

We may face credit risks in relation to our trade receivables, which primarily consist of outstanding amounts receivable from third parties. Our trade receivables increased from RMB245.9 million as of December 31, 2019 to RMB486.0 million as of December 31, 2020 and further increased to RMB831.6 million (US$130.5 million) as of December 31, 2021, primarily due to the increases in revenues relating to our advertising services due from third parties. Collection of such trade receivables may be difficult and liquidity condition of these third parties may deteriorate. If a large number of third parties with outstanding trade receivables were to become insolvent or otherwise become unable or refuse to make payments in a timely manner, or at all, we would have to make provisions for these trade receivables, which could adversely affect our financial condition and results of operations. We recorded provision of allowance for expected credit losses of trade receivables in the amount of RMB11.9 million, RMB27.9 million, and RMB58.6 million (US$9.2 million) as of December 31, 2019, 2020, and 2021, respectively.

Impairment loss charged against our intangible assets or goodwill could materially and adversely affect us.

Our results of operations could be adversely affected by impairment losses for our intangible assets and goodwill. As of December 31, 2019, 2020, and 2021, we had net intangible assets of RMB34.9 million, RMB23.5 million, and RMB68.3 million (US$10.7 million), respectively, which primarily consist of license, content, brand name, and others. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition and are subsequently carried at cost less accumulated amortization and impairment losses (if any). Our goodwill amounted to RMB73.7 million (US$11.6 million) as of December 31, 2021 in connection with our acquisitions and there was no impairment recorded in 2021. We will first perform a qualitative assessment on impairment of goodwill when necessary and perform a quantitative impairment test if it is more likely than not that the fair value of a reporting unit is less than the carrying amount. Any significant impairment loss charged against our intangible assets or goodwill could materially and adversely affect our business, financial condition, and results of operations.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future non-compliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

We use certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our business.

We use certain key operating metrics, such as MAUs, number of monthly subscribing members, and paying ratio, among others, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data. There are inherent challenges in measuring such key metrics and internal data, and measurement of such metrics and data may be susceptible to delays and technical errors. For example, for purposes of calculating mobile MAUs, we treat each device as a separate user even though it is possible that there may be circumstances where some users may use more than one mobile devices to access our platform or where multiple users may share one mobile device to access our platform. As such, we are unable to quantify such potential duplication. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and the evaluation methods and results of our business may be impaired, which could adversely affect our business. If investors make investment decisions based on the operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

The fair value measurement of our short-term investments inherently involves a certain degree of uncertainty, and such investments may incur fair value losses.

From time to time, we purchase short-term investments, which mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, mostly held in state-owned or reputable financial institutions in China and reputable international financial institutions outside of China. Our short-term investments amounted to RMB1.5 billion, RMB1.0 billion, and RMB2.2 billion (US$0.4 billion) as of December 31, 2019, 2020, and 2021, respectively. The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, although we prudently manage our short-term investments portfolio and their respective term to ensure that they are readily convertible into cash from time to time in the event that there is a need for liquidity, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our investments in the future. If we incur such fair value losses, our liquidity, financial condition, results of operations, and prospects may be adversely affected.

We are subject to risks associated with contract liabilities.

We had contract liabilities of RMB107.1 million, RMB160.0 million, and RMB239.8 million (US$37.6 million) as of December 31, 2019, 2020, and 2021, respectively, which primarily relate to the payments received for advertising services, paid membership services, and content-commerce solutions in advance of performance under the contracts in the ordinary course of business. If for any reason we were to become unable to fulfill a large amount of these contract liabilities, we would have to refund the payments we received, which could materially and adversely affect our financial condition and liquidity position, and our brand image, reputation, and relationship with our customers and merchants and brands might be damaged.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as provision of commercial internet information services, internet culture activities, and internet audio-visual program services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) and the main foreign investor of such enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) issued on December 27, 2021 and effective on January 1, 2022, by the NDRC and the PRC Ministry of Commerce, and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in enterprises engaging in internet culture activities except for music and providing internet audio-visual program services.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. To comply with PRC laws and regulations, we conduct our internet-related business in China through our VIEs incorporated in China. Our VIEs are owned by PRC citizens or entities with whom we have contractual arrangements. The contractual arrangements give us effective control over our VIEs and enable us to obtain substantially all of the economic benefits arising from our VIEs as well as consolidate the financial results of our VIEs in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. Our VIEs and their subsidiaries hold the licenses, approvals, and key assets that are essential for the operations of certain of our businesses.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) as of the date of this annual report, the ownership structures of our WFOEs and our VIEs in China do not violate any applicable and explicit PRC law, regulations, or rules currently in effect, and (ii) subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders,” each agreement of the contractual arrangements between our WFOEs, our VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect and does not violate any applicable and explicit PRC law currently in effect. There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of Han Kun Law Offices. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among our WFOEs, our VIEs, and their equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoke the agreements constituting the contractual arrangements;
●	revoke our business and operating licenses;
●	require us to discontinue or restrict operations;
●	restrict our right to collect revenue;
●	restrict or prohibit our use of the proceeds from our offshore offerings to fund our business and operations in China;
●	shut down all or part of our websites, apps, or services;
●	levy fines on us or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

●	require us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff, and assets;
●	impose additional conditions or requirements with which we may not be able to comply; or
●	take other regulatory or enforcement actions that could be harmful to our business.

Consequently, if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our VIEs. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group.

Furthermore, any of the equity interest in our VIEs under the name of any record equity holder of our VIEs may be put under court custody in connection with litigation, arbitration, or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules, and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may materially and adversely affect our ability to conduct internet-related businesses. In addition, if the imposition of any of these penalties causes us to be unable to direct the activities of our VIEs and their subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate our VIEs into our financial statements, which could materially and adversely affect our financial condition and results of operations.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of our VIEs may fail to perform their obligations under our contractual arrangements.

Since PRC laws limit foreign equity ownership in certain businesses in China, such as provision of commercial internet information services, internet culture activities, and internet audio-visual program services, we operate such businesses in China through our VIEs, in which we have no ownership interest and rely on a series of contractual arrangements with our VIEs and their respective equity holders to control and operate these businesses. Our revenue and cash flow from our such businesses are attributed to our VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. Direct ownership would allow us, for example, to exercise our rights directly or indirectly as a shareholder to effect changes in the boards of directors of our VIEs, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if our VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and may lose control over the assets owned by our VIEs. As a result, we may be unable to consolidate our VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. According to the Foreign Investment Law, “foreign investment” refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises, or other organizations, or “foreign investors,” including the following: (i) foreign investors establishing foreign-invested enterprises in China alone or collectively with other investors; (ii) foreign investors acquiring shares, equities, properties, or other similar rights of Chinese domestic enterprises; (iii) foreign investors investing in new projects in China alone or collectively with other investors; and (iv) foreign investors investing through other ways prescribed by laws, regulations, or guidelines of the State Council. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as a foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), the value-added telecommunication services we provide fall within the restricted category. If our control over our VIEs through contractual arrangements is deemed as a foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may materially and adversely affect our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by our VIEs, which could, render us unable to conduct some or all of our business operations and constrain our growth.

Our VIEs and their subsidiaries hold licenses, approvals, and assets that are necessary for the operation of certain of our businesses, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate the equity holders of our VIEs to ensure the valid existence of our VIEs and restrict the disposition of material assets or any equity interest of our VIEs. However, in the event the equity holders of our VIEs breach the terms of these contractual arrangements and voluntarily liquidate any of our VIEs, or any of our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to operate some or all of our businesses or otherwise benefit from the assets held by our VIEs, which could materially and adversely affect our business, financial condition, and results of operations. Furthermore, if any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

The contractual arrangements with our VIEs may be subject to scrutiny by the tax authorities in China. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated profit and the value of your investment.

The tax regime in China is rapidly evolving, and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in different ways. The PRC tax authorities may assert that we or our subsidiaries or our VIEs owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules, and regulations, arrangements and transactions among related parties, such as the contractual arrangements with our VIEs, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries and/or our VIEs could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our profit may be materially reduced if our tax liabilities increase.

The equity holders, directors, and executive officers of our VIEs, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.

The PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of our VIEs must act in good faith and in the best interests of our VIEs and must not use their respective positions for personal gain. On the other hand, under Cayman Islands law, our directors (i) owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests, (ii) must also exercise their powers only for a proper purpose, and (iii) owe to our company a duty to act with skill and care. We control our VIEs through contractual arrangements, and the business and operations of our VIEs are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these persons may arise due to dual roles both as directors and executive officers of our VIEs and as directors or employees of our company, and may also arise due to dual roles both as equity holders of our VIEs and as directors or employees of our company.

We cannot assure you that these persons will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these persons will ensure that our VIEs will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See “—We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by our VIEs, which could, render us unable to conduct some or all of our business operations and constrain our growth” above.

If we exercise the option to acquire equity ownership of our VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage- forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council, the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. Currently none of the applicable PRC laws, regulations, or rules provides clear guidance or interpretation on the Qualification Requirements. We face the risk of not satisfying the requirement promptly. In addition, the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) prohibits foreign investors from investing in internet audio-visual program services and internet culture activities with the exception of music. If the PRC laws were revised to allow foreign investors to invest in enterprises with internet audio-visual program or internet culture activities businesses in China, or to hold more than 50% of the equity interests of value-added telecommunications enterprises, due to the necessity of ICP services for internet audio-visual program services and internet cultural activities, we might be unable to unwind the contractual arrangements before we were able to comply with the Qualification Requirements, or if we attempt to unwind the contractual arrangements before we are able to comply with the Qualification Requirements we may be ineligible to operate our value-added telecommunication, internet audio-visual program, and internet culture activities businesses and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the contractual arrangements, we have the exclusive right to purchase all or any part of the equity interests in our VIEs from the respective equity holders for a nominal price, unless the relevant government authorities or PRC laws request otherwise, in which case the purchase price shall be adjusted to a minimum amount that meets the relevant requirements. Subject to relevant laws and regulations, the respective equity holders shall return any amount of purchase price they have received to the respective WFOE. If such a return of purchase price takes place, the competent tax authority may require the WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our financial condition, results of operations, and prospects are influenced by economic, political, and legal developments in China. China’s economy differs from the economies of other countries in many respects, including with respect to the government role, level of development, growth rate, control of foreign exchange, and allocation of state-owned or controlled resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue. The growth of the Chinese economy may not continue at a rate experienced in the past, and the impact of COVID-19 on the Chinese economy may continue. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. Furthermore, any adverse changes in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on China’s overall economic growth. Such developments could adversely affect our business and results of operations, lead to reduction in demand for our products and services and adversely affect our competitive position.

The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.

We conduct our business primarily through our PRC subsidiaries and our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The legal system in China is a civil law system based on statutes. Unlike common law systems, it is a system in which decided legal cases may be of reference value but have less precedential value. The legal system in China evolves rapidly, and the interpretations of laws, regulations, and rules may contain uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, any litigation may be protracted and result in substantial costs and diversion of resources and management attention.

In addition, new laws and regulations may be enacted from time to time, and PRC laws, rules, and regulations can evolve quickly. Substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing internet companies with respect to a wide range of issues, such as competition and antitrust, privacy and data protection, intellectual property, and other matters, which may result in additional obligations imposed on us. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our ADSs.

The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, on July 6, 2021, the relevant PRC governments promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, among which it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of relevant domestic industry regulatory authorities and other regulatory authorities. However, the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. There is no assurance that any new rules or regulations promulgated in the future will impose additional requirements on us. On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, which require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties such as warnings and fines. On the same day, the CSRC also issued the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), or the Draft Filing Measures, which, among others, set forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on the Draft Overseas Listing Provisions and the Draft Filing Measures ended on January 23, 2022. As the Draft Overseas Listing Provisions and the Draft Filing Measures are not adopted as of the date of this annual report, and it remains unclear whether the formal version adopted in the future will have any further material changes, there remains substantial uncertainties as to how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and our future overseas offerings.

In addition, on November 14, 2021, the CAC published the Draft Data Security Regulations for public comments, according to which, among others, a foreign listing of data processors processing personal information of over one million users and listing in Hong Kong by data processors that affects or may affect national security must apply for cybersecurity review. In addition, on December 28, 2021, the CAC and several other PRC government authorities jointly issued the Cybersecurity Review Measures, according to which, among others, if an internet platform operator has personal information of over one million users and pursues a foreign listing, it must be subject to the cybersecurity review. The Cybersecurity Review Measures took effect on February 15, 2022. As the Draft Data Security Regulations have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC, or any other PRC government authorities for our overseas offerings. If the CSRC, CAC, or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or complete filing procedures with them for our future overseas offerings, we may be unable to obtain such approvals or complete such filing procedures in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.

The internet and mobile internet industries in China are highly regulated. Our VIEs and their subsidiaries are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory regime, a number of regulatory authorities, including but not limited to the NRTA, the PRC Ministry of Culture and Tourism, the MIIT, the PRC State Council Information Office, and the CAC, jointly regulate all major aspects of the internet industry, including the mobile internet and online content communities. Operators must obtain various government approvals and licenses for relevant business.

We have obtained, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, for the provision of commercial internet information services, Internet Cultural Business Licenses, or ICB Licenses, for commercial internet culture activities, Radio and Television Program Production and Operation Licenses, an Internet Medicine Information Services Qualification for non-commercial internet medicine information services, and Publication Operation Licenses through our VIEs and their subsidiaries.

We offer content in various formats, including certain video and live streaming content on our Zhihu app and website operated by Zhizhe Tianxia, and we plan to continue to offer video and live streaming content in our community. As such content offerings are considered as online transmission of audio and video programs, we may be required to obtain a Permit for Transmission of Audio-Visual Programs via Information Network, or an Audio-Visual Permit. Zhizhe Tianxia, the operator of our Zhihu app and website, does not hold the Audio-Visual Permit, but has registered with the National Internet Audio-Visual Platforms Information Registration and Management System instead. Based on our consultation with the NRTA, Zhizhe Tianxia is able to carry on its provision of video and live streaming contents on our Zhihu app and website upon registration with the National Internet Audio-Visual Platforms Information Registration and Management System. However, if the PRC regulatory authorities deem that we are not in compliance with the relevant legal requirements of holding a valid Audio-Visual Permit to cover the video and live streaming content in our community, we may be subject to fines, penalties, and/or orders to cease offering video and live streaming content, shut down website or revoke licenses, which may materially and adversely affect our business, financial condition, and results of operations. In addition, certain information posted on our Zhihu app and website by our users may be viewed as news information and the transmission of such information may be deemed as internet news information services, thereby requiring us to obtain an internet news information license. We cannot assure you that we will be able to obtain all the licenses necessary for our business operations if and when we are required to do so. Moreover, as we are and will continue to further develop and expand our business, we may need to obtain additional qualifications, permits, approvals, or licenses. We may also be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our business. There is no assurance that we will be able to obtain such additional qualifications, permits, approvals, or licenses in a timely manner, or at all.

These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. We cannot assure you that we will be able to maintain our existing licenses or permits necessary for our business operations, update information (such as website, apps, or legal representative) on file, or renew any of them when their current term expires.

In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing our business activities. We could be found not in compliance with any future laws and regulations or of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. If we fail to complete, obtain, or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of unlawful gains, the imposition of fines, revocation of licenses, and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations, or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and materially and adversely affect our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or the EIT rate, on its global income. Under the implementation rules of the EIT Law, “de facto management body” is defined as the organization body that effectively exercises full management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.

On April 22, 2009, the STA released the Notice of the State Taxation Administration Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. Further to STA Circular 82, on July 27, 2011, STA issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or STA Bulletin 45, to provide more guidance on the implementation of STA Circular 82; the bulletin became effective on September 1, 2011 and revised on June 15, 2018. STA Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

Under STA Circular 82, a foreign enterprise controlled by a PRC enterprise or PRC enterprise group is considered a PRC resident enterprise if all of the following apply: (i) the senior management and core management departments in charge of daily operations are located mainly within China; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) major assets, accounting books, company seals, and minutes and files of board and shareholders’ meetings are located or kept within China; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within China. STA Bulletin 45 specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the PRC controlled offshore incorporated enterprise.

Although STA Circular 82 and STA Bulletin 45 explicitly provide that the above standards only apply to enterprises which are registered outside of China and controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, STA Circular 82 and STA Bulletin 45 may reflect STA’s criteria for how the “de facto management body” test should be applied in determining the tax residence of foreign enterprises in general, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. If the PRC tax authorities determine that we were treated as a PRC resident enterprise for PRC enterprise income tax purposes, the 25% PRC enterprise income tax on our global taxable income could materially and adversely affect our ability to satisfy any cash requirements we may have.

China’s M&A Rules and certain other regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the PRC Anti-monopoly Law, these include the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If the chops of our PRC subsidiaries, our VIEs, and their subsidiaries are not kept safely, are stolen, or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

Under PRC laws, a company chop or seal serves as the legal representation of the company towards third parties. The company chop of a legally registered company in China shall be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, our VIEs, and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen, or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

The heightened scrutiny over acquisition transactions by PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

On February 3, 2015, STA issued the Bulletin of the State Taxation Administration on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, which provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident enterprise of PRC taxable assets. Under STA Bulletin 7, the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC taxable assets, when a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC taxable assets and without any other reasonable commercial purpose. However, STA Bulletin 7 contains certain exemptions, including (i) where a non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market; and (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement.

On October 17, 2017, STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or STA Circular 37, which became effective on December 1, 2017 and abolish certain provisions in STA Bulletin 7. STA Circular 37 further clarifies the practice and procedure of withholding non-resident enterprise income tax. Pursuant to STA Circular 37, where the party responsible to deduct such income tax did not or was unable to make such deduction, or the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been deducted to the relevant tax authority, both parties may be subject to penalties. The taxable gain is calculated as balance of the total income from such transfer net of the net book value of equity interest.

We may conduct acquisitions involving changes in corporate structures. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our ADSs or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Discontinuation of preferential tax treatments we currently enjoy or other unfavorable changes in tax law could result in additional compliance obligations and costs.

A number of our PRC operating entities enjoy various types of preferential tax treatment pursuant to the prevailing PRC tax laws. Our PRC subsidiaries and VIEs may, if they meet the relevant requirements, qualify for certain preferential tax treatment.

For a qualified “high and new technology enterprise,” the applicable enterprise income tax rate is 15%. For a qualified “small low-profit enterprise,” the applicable enterprise income tax rate is 20%. Zhizhe Sihai was certified as a “high and new technology enterprise,” and some of our PRC subsidiaries were qualified as “small low-profit enterprises” under the relevant PRC laws and regulations. If these entities fail to maintain their respective qualification under the relevant PRC laws and regulations, their applicable enterprise income tax rates may increase to up to 25%, which could materially and adversely affect our financial condition.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the SAFE or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and filed with the Ministry of Commerce or its local counterparts.

On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in RMB converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in RMB converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. If our VIEs require financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIEs’ operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our overseas offerings to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our business, financial condition, and results of operations.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our resident shareholders or beneficial owners in China fail to comply with relevant PRC foreign exchange regulations.

SAFE issued the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014. The SAFE Circular 37 requires PRC residents, including PRC individuals and institutions, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with SAFE or its local branches when the offshore special purpose vehicle in which such residents directly hold the equity interests undergoes material events relating to any change of basic information (including change of such PRC individual shareholder, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by SAFE Circular 37, fails to fulfill the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

On February 13, 2015, SAFE promulgated a Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular 37, with qualified banks, instead of SAFE or its local branches. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by the SAFE Circular 37 or other related rules in a timely manner due to many factors, including those beyond our and their control. If any of our shareholders who is a PRC resident as determined by SAFE Circular 37 fails to fulfill the required foreign exchange registration, they could be subject to fines or legal penalties, our PRC subsidiaries may be prohibited from distributing their profits and dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries, which may adversely affect our business.

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business or financial condition.

We are a holding company, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries and remittances from our VIEs, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries, our VIEs, or their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in China, may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, and staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our VIEs to make remittance to our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. The SAFE Circular 16 provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in China. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (ii) investment in securities or other financial products other than banks’ principal-secured products, (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise, and (iv) construction or purchase of non-self-used real properties, except for real estate developers. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of China.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The conversion of Renminbi into foreign currencies, including Hong Kong dollars and the U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against Hong Kong dollars and the U.S. dollars, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollars, the U.S. dollars and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and the U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollars in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in foreign currency.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into further hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may materially and adversely affect your investment.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative penalties.

In February 2012, SAFE promulgated the Notices of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year participating in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. Failure to complete SAFE registrations may subject them to fines and legal penalties, and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

In addition, the STA has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face penalties imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Stock Incentive Plans” for further details.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where the businesses are operated. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Certain of our PRC operating entities incorporated in various locations in China have not completed necessary registrations, or made adequate contributions to the employee benefit plans, and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Relating to Our ADSs

The trading price of our ADSs has been and may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States or Hong Kong. In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	Actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;
●	announcements of new products and services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of our peer companies;
●	conditions in the online content community market;
●	detrimental negative publicity about us, our competitors, or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry;
●	general economic or political conditions in China or elsewhere in the world;
●	fluctuations of exchange rates between the RMB and the U.S. dollar; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could materially and adversely affect our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Pursuant to our currently effective memorandum and articles of association, our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of the date of this annual report, Mr. Yuan Zhou beneficially owned 17,626,986 Class A ordinary shares and 19,227,592 Class B ordinary shares and own approximately 42.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding relevant issuers and their business prospects in order to create negative market momentum and generate profits for themselves after selling securities short.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The Class A ordinary shares held by our existing shareholders may be sold in the public market subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act and the applicable lock-up periods.

Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these Class A ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our tenth amended and restated memorandum and articles of association give us power to take certain actions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by ADSs, at a premium.

Our tenth amended and restated memorandum and articles of association give us power to take certain actions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations, or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our tenth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a Hong Kong court or a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of Hong Kong or the United States. Substantially all of our current operations are conducted in China. In addition, many of our current directors and officers are nationals and residents of countries other than Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under Hong Kong laws, the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Forum selection provisions in our currently effective memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our currently effective memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our currently effective memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our currently effective memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary, arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York), and a holder of our ADSs will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement, our shares, the ADSs, or the transactions contemplated thereby be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, while to the extent there are specific federal securities law violation aspects to any claims against us and/or the depositary brought by any holder or beneficial owner of ADSs, the federal securities law violation aspects of such claims may, at the option of such holders or beneficial owners, remain in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County in New York). We believe that a contractual arbitration provision, especially when excluding matters relating to federal securities law violation, is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We are currently not taking advantage of any exemption or the extended transition period for complying with new or revised accounting standards. If we elect to take advantage of such exemption or extended transition period in the future, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the New York Stock Exchange listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we increased the number of independent directors and have adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

In late 2010, our founder, Mr. Yuan Zhou, founded Zhihu. Between 2010 and 2012, Zhihu was a by-invitation-only, Q&A community. Zhihu opened up registration to the general public in 2013 and has since grown into one of the largest comprehensive online content communities in China. We started to offer online advertising in 2016, introduced paid content in 2018, started our paid Yan Selection membership program in the first half of 2019, and formally launched our content-commerce solutions in early 2020. We have continued to expand our content-centric monetization channels since 2020, including offering vocational training and e-commerce initiatives.

We established Zhihu Technology Limited under the laws of the Cayman Islands as our offshore holding company in May 2011, which later changed its name to Zhihu Inc. in October 2020.

In June 2011, we established Zhihu Technology (HK) Limited, a wholly-owned subsidiary of our Cayman Islands holding company, in Hong Kong as our intermediary holding company. In the same month, we established Zhizhe Tianxia in China. In January 2012, Zhihu Technology (HK) Limited established Zhizhe Sihai, a wholly-owned subsidiary in China. In January 2018, we established Beijing Zhihu Network Technology Co., Ltd., a wholly-owned subsidiary of Zhihu Technology (HK) Limited, in China.

In July 2018, we gained control over Zhizhe Tianxia through Zhizhe Sihai by entering into a series of contractual arrangements with Zhizhe Tianxia and its shareholders. We replaced such contractual arrangements with the contractual arrangements currently in effect in December 2021.

In September 2021, we gained control over Shanghai Pinzhi by entering into a series of contractual arrangements through Shanghai Zhishi with Shanghai Pinzhi and its shareholders. In November 2021, we gained control over Shanghai Biban and its subsidiaries by entering into a series of contractual arrangements through Shanghai Paya with Shanghai Biban and its shareholders.

On March 26, 2021, our ADSs commenced trading on the New York Stock Exchange under the symbol “ZH.” Concurrently with our initial public offering, we also entered into private placement transactions with certain investors. Net proceeds from our initial public offering, including the exercise of the underwriters’ option to purchase additional ADSs, and the concurrent private placements, after deducting the underwriting discounts and offering expenses, were approximately US$739.4 million.

We have filed an application with the Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, in connection with a proposed dual primary listing of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange.

Our principal executive offices are located at A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is +86 (10) 8271-6605. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our website is http://www.zhihu.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.Business Overview

Overview

“Do you know?”

The question is embedded in Zhihu’s Chinese meaning.

A question is not only a yearning for the undiscovered, but also the strat of a journey to learn, engage, and share. Zhihu is an iconic online content community where people come to find solutions, make decisions, seek inspiration, and have fun.

On Zhihu, our users explore and enjoy content that broadens horizons, provides solutions, and resonates with minds, which we refer to as “fulfilling content” (有获得感的内容), ranging from daily life choices such as the television or mobile phone, an inspirational holiday hide-away, a puzzle book, or a reality show, to sophisticated knowledge or unique experience such as learning about the Tiangong space station or visiting a 2022 Winter Olympics venue, and to bigger decisions such as a college or a good exam preparation program, career choices, or managing a relationship or expecting a baby. A full spectrum of high-quality content on Zhihu appeals to an ever growing user base and content creators, who have come to Zhihu to share their knowledge, experience, and insights. Zhihu goes beyond that first question, and brings people together through their commonality.

What is Our Mission?

We believe that everyone can share and contribute with their own wealth of knowledge, experience, and insights, and we aim to empower everyone to do so and find their own answers.

What Have We Accomplished?

Today, Zhihu is one of the top five comprehensive online content communities and the largest Q&A-inspired online community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. Zhihu is a leading online content community widely regarded as offering high-quality content in China, according to the CIC Survey conducted in September 2021. In the fourth quarter of 2021, Zhihu had 99.6 million average mobile MAUs, 500 million average monthly viewers, and 390 million average monthly engagements. As of December 31, 2021, Zhihu had 55 million cumulative content creators, who had contributed 420 million cumulative Q&As covering over 1,000 verticals. Our revenue increased from RMB670.5 million in 2019 to RMB1.4 billion in 2020, and further to RMB3.0 billion (US$464.4 million) in 2021, representing a CAGR of 110.1% from 2019.

Launched in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. A content-centric business model has been formed during our development and continues to evolve. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. We are among the first several industry players to offer paid memberships and developed content-commerce solutions for merchants and brands, according to CIC. We continue to leverage our content-centric business model and launch new monetization channels such as offering vocational training and e-commerce related services. However, we believe that we are still at an early stage of monetization with significant runway for growth across a span of monetization channels.

What Makes Zhihu Great?

The Zhihu model is centered around a virtuous cycle that seeks to achieve a content equilibrium between what our content creators contribute and what our users consume. We continually reinforce Zhihu with its technological foundation and we seek to achieve optimal monetization and deliver value to our shareholders and other stakeholders.

Our users and content creators actively interact with each other and share knowledge, experience, and insights, forming a content ecosystem spanning a wide range of verticals and topics across diverse content forms. Our deep content and user insights play an essential role in optimizing user experience and maintaining robust community governance, which reinforces our community culture of sincerity, expertise, and respect (认真、专业、友善). Our community culture and trustworthy brand further strengthen our content ecosystem, which attracts and retains more users and content creators to our community. Our superior technology infrastructure supports our business in various aspects, from understanding our users and content quality, promoting fulfilling content and user engagement, nurturing our community, to enhancing our content and service offerings and forging a trustworthy brand. As we continue to enhance user experience and serve our users, content creators, and business partners, we have established diverse and expanding content-centric monetization channels. This self-reinforcing cycle has been emerging with our growth and solidify our leaderships.

●	Our Content. We believe that the quality of Zhihu content is vital to our business. We relentlessly strive to enhance the quality of the Zhihu content through better understanding of our content creators and deeper comprehension of the Zhihu content. Leveraging our years of accumulation of the Zhihu content, we consider content that broadens horizons, provides solutions, and resonates with minds to be exemplary high-quality content, which we refer to as “fulfilling content.” We strive to understand why such content is fulfilling through our evolving and developing technological capabilities so that we can maintain and further enhance the fulfillness of the Zhihu content. We believe that this “fulfillness” approach that helps us better comprehend our content, combined with our TopicRank algorithms that help us better comprehend content through the understanding of content creators, could deepen our capability to manage our content operations. As of December 31, 2021, our community had 490 million cumulative pieces of content, including 420 million cumulative Q&As, covering over 1,000 verticals and 1.8 million topics. From time to time, we launch various initiatives and campaigns to further enhance the depth, breadth, and quality of the Zhihu content. For example, we seek to become a popular destination for timely content inviting in-depth discussion of trending events, which further encourages a high level of content creation and user engagement.
●	Our Users. We have amassed a fast growing, diverse, and highly engaged user base. Zhihu had 99.6 million average mobile MAUs in the fourth quarter of 2021, representing a 38.1% year-over-year increase. Our high-quality content has enabled us to expand our user base rapidly at low cost, while maintaining high user engagement and loyalty. In the fourth quarter of 2021, our daily active users opened the Zhihu app an average of approximately 6 times per day and generated 390 million average monthly engagements. For our YanPlus users, the average 12th-month retention rate in 2020 was 73%.
●	Our Content Creators. The trustworthy Zhihu brand has inspired our users to contribute and become content creators. We provide multiple tools and utilities for content creators to contribute high-quality content to our community. In return, content creators can have fulfilling experience in their creative works, receive recognition in our community and beyond, and be rewarded financially through multiple channels. Our cumulative content creators reached 55 million as of December 31, 2021. In the fourth quarter of 2021, Zhihu had 2.7 million average monthly active content creators, and 13 million average monthly pieces of content were created. Our users and content creators complement each other, sharing their collective intelligence to create a marketplace of answers

●	Our Community. Through years of content operations, we have cultivated a community culture of sincerity, expertise, and respect (认真、专业、友善). We have established and been iterating a set of community governance system overseen and implemented by our experienced community management team. Equipped with our proprietary know-how and AI-powered content assessment algorithms, our community management team promptly and effectively identifies and responds to inappropriate content to enhance user experience and maintain community culture. In addition, we enable users to safeguard an open and inclusive environment through content quality improvement process and dispute review process. By optimizing user experience, our community fosters a healthy environment for vibrant content creation, which in turn strengthens our community culture.
●	Our Brand. The Zhihu brand is increasingly associated with trustworthiness in the Chinese internet community. The strong brand fosters a vibrant online community where fast-growing users and content creators are eager to contribute and engage while respecting diversity and valuing constructiveness, which further optimizes our user and content creator experience. We also believe that our brand strength can help with the monetization through branded merchandise and IP monetization on the Zhihu platform. The Zhihu brand is proven instrumental in further enhancing our user growth, content quality, and monetization.
●	Our Monetization. The ever-growing Zhihu content provides us with an avenue for monetization. Over time, our content-centric monetization channels have expanded to include online advertising, paid membership, content-commerce solutions, vocational training, and other services such as e-commerce related services. We are the first to have launched integrated content-commerce solutions at scale, and the largest among online content communities in terms of revenue generated from integrated content commerce solutions in 2020 and 2021, according to CIC. In addition, we are the first and remains as of the date of this prospectus the only Q&A-inspired online community to have launched a subscription-based paid membership program, and the largest in terms of paid membership revenue among Q&A-inspired online communities in 2020 and 2021, according to CIC. As we are still at an early stage of monetization, we incurred operating losses and net operating cash outflows during 2019, 2020, and 2021. We plan to further improve the capabilities of our current monetization channels by improving the effectiveness of online advertising based on more accurate distribution to appropriate users and more diverse content products, expanding our high-quality premium content library for paid membership services, and providing merchants and brands with better content-centric marketing solutions and higher marketing effectiveness. We also plan to diversify our revenue streams by identifying opportunities and implementing new initiatives in content space to fulfill the needs of our users while generating commercial value for content creators and business partners. As we continue to expand the Zhihu product offerings and enhance content quality to satisfy the diverse user needs, we deepen our monetization and will continue to launch more monetization channels, enabling us to create and deliver value to our shareholders and other stakeholders.
●	Our Technology. Our superior technological infrastructure supports our content operations. We are the only online Q&A community in China to adopt topic ranking algorithms to assess the quality of content based on analysis of users’ credentials and community engagements, according to CIC. Our AI-powered TopicRank algorithms assess a user’s credentials and engagement through, and to the extent of, all relevant information about the user available to Zhihu, including the user information voluntarily and lawfully provided to Zhihu, the content created by the user, the engagement by the user in the Zhihu community, the engagement by other users with the user in the Zhihu community, and whether the user has been recognized by Zhihu as a reputable expert in a particular field already. All users’ credentials and engagements thus will be assessed and continually updated. We believe that our TopicRank algorithms and our “fulfillness” approach, which we are currently developing, could enhance our capability to manage content operations. Our feed recommendation and search systems are continually optimized to prioritize distribution of high-quality content to enhance user experience, allowing us to recommend the most desirable content to appropriate users. Our question routing system accurately distributes questions to relevant users to encourage content creation. Our low-quality content filtering system and anti-spamming system help ensure content appropriateness and a healthy community environment.

During 2019, 2020, and 2021, we achieved significant business growth yet incurred net loss and net operating cash outflow, primarily attributable to our content-related cost that helped build our rich content library, sales and marketing expenses for promotional and advertising activities, and research and development expenses to enhance technological infrastructure. Our revenue increased from RMB670.5 million in 2019 to RMB1.4 billion in 2020, and further to RMB3.0 billion (US$464.4 million) in 2021, representing a CAGR of110.1% from 2019. Our gross profit increased from RMB312.3 million in 2019 to RMB757.8 million in 2020, and further to RMB1.6 billion (US$243.8 million) in 2021. Our net loss was RMB1.0 billion in 2019, RMB517.6 million in 2020, and RMB1.3 billion (US$203.8 million) in 2021. We had net operating cash outflows of RMB715.5 million, RMB244.4 million, and RMB440.2 million (US$69.1 million) in 2019, 2020, and 2021, respectively. We expect to continue incurring net loss and net operating cash outflow in the near future as we continue to strategically incurred expenditures to build up and expand our content ecosystem to further enhance Zhihu’s content quality and content portfolio, promote community culture and user engagement, and solidify organic growth.

Zhihu Content

The comprehensive, high-quality Zhihu content is continually enriched by our content creators with systematic support from our content operations, reinforcing Zhihu’s reputation as a trustworthy online content community.

Content Offerings

We are a UGC-based online content community, where content creators contribute a wealth of knowledge, experience, and insights. The Zhihu content is presented in various forms and features such as Q&As, articles, videos, live streaming, and groups. Our community had 490 million cumulative pieces of content as of December 31, 2021, including 420 million Q&As. The comprehensive Zhihu content encompasses over 1,000 verticals and covers 1.8 million topics. Popular categories include consumer digital, movies and videos, lifestyle and fashion, mother and baby care, arts and science, education, sports and games, business and finance, and automobiles, among others. Various distribution channels are available for users to effectively and efficiently explore the Zhihu content, such as feeds, searches, trending topics, and follows. As a comprehensive online content community, we seek to maintain a diverse content portfolio. In 2019, consumer goods, popular science, entertainment, education, technology and internet, and business and finance accounted for 34%, 21%, 21%, 6%, 4%, and 6% of our total page views. In 2020, consumer goods, popular science, entertainment, education, technology and internet, and business and finance accounted for 32%, 22%, 23%, 8%, 5%, and 4% of our total page views. In 2021, consumer goods, popular science, entertainment, education, technology and internet, and business and finance accounted for 31%, 22%, 21%, 8%, 5%, and 5% of our total page views.

The Zhihu content is primarily organized in the Q&A form, as we believe that Q&A is an intuitive and efficient way to inspire and facilitate discovery, learning, discussion, and engagement. A question may become trending immediately attracting a string of answers of different lengths, styles, and perspectives. A question may also remain relevant over a long period of time, with answers accumulating, reflecting timeless value of such content. As we accumulate experience in comprehending content through our “fulfillness” approach and understanding users and content creators through TopicRank algorithms, we are able to effectively facilitate creation of high-quality content and its distribution to users for consumption. In addition to Q&As, the Zhihu content can be contributed in the form of articles to facilitate more focused discussions in particular fields and to build systematic knowledge graphs. Users can also form and join groups to explore their commonality.

Video content is an extension to our text- and image-based content portfolio as evidenced by an 32% year-over-year increase of average monthly active video content creators and a 69% year-over-year increase of daily active users who have watched videos on Zhihu in the fourth quarter of 2021. As of December 31, 2021, Zhihu had 22.8 million pieces of video content.

Aside from the Zhihu content available to all users, we offer a paid Yan Selection (盐选) membership program where we curate premium content for our subscribing members. The premium content primarily consists of works contributed by professional or experienced content creators and high-quality works licensed by third parties. As of December 31, 2021, the Yan Selection membership program provides access to 3.9 million pieces of premium content, such as fictions and novels, other books and magazines, live and recorded lectures, and audio books, serving a wide range of users who view for pleasure, look to acquire knowledges and skills, and search for credible references. We diligently expand and curate premium content offerings to satisfy the demand of our increasing subscribing members, which incentivizes the growth of our subscribing members and strengthens our trustworthy brand image.

Content Operations

We relentlessly strive to enhance the quality of the Zhihu content through our efforts in comprehending the Zhihu content and understanding our content creators. We strive to understand why the “fulfilling content” is fulfilling through our evolving and developing technological capabilities so that we can maintain and further enhance the fulfillness of the Zhihu content. We believe that this “fulfillness” approach, which we are currently developing, combined with our TopicRank algorithms, could deepen our comprehension of the Zhihu content, which fuels all aspects of our business.

We continually iterate TopicRank algorithms over time to enhance our understanding of content creators to help us comprehend our content ecosystem. As content creators continue to contribute content on Zhihu, our TopicRank algorithms continually assess content through the understanding of content creators based on their contributions and engagements as well as other users’ engagements with their contributions. A content creator can be perceived as an expert by our TopicRank algorithms in a field, large or small, and generally receives more weight in that field for future assessment. The content quality is not merely determined by the popularity or the number of upvotes of the contents. The TopicRank algorithms assess the quality of content based on all relevant information available to Zhihu, and regularly updates such assessment. The TopicRank algorithms would not consider a piece of content to be of higher quality merely because such content receives a higher number of upvotes, and vice versa. The high-quality content portfolio and accumulated user engagement data optimize TopicRank through iterations. These continuing iterations create a virtuous cycle to enhance the quality of Zhihu content through our continually refined understanding of content creators, which contributes to the effective creation, distribution, and consumption of content on Zhihu.

In addition, we have been further deepening our comprehension of the content ecosystem by revealing the intrinsic value of the Zhihu content through what we refer to as the “fulfillness” approach. Through our years’ of relentless work to enhance user experience, we become aware that users love the Zhihu content because such content broadens horizons, provides solutions, and resonates with minds and is exemplary high-quality content. This deepened comprehension is continually iterated through input from our operations and technology teams. We leverage a technology-driven approach to optimize the operation of such content and follow up to re-assess such content. We will continue to apply our technological capabilities, including artificial intelligence, natural language processing, and machine learning to further develop our “fulfillness” approach.

As the foundation of the Zhihu model is a content equilibrium between what our content creators contribute and what our users consume, our content operations rely on our overall comprehension of content through our “fulfillness” approach and the understanding of content creators leveraging TopicRank algorithms.

From time to time, we launch various initiatives and campaigns to further enhance the depth, breadth, and quality of the Zhihu content. We currently focus on promoting timely content, which covers a wide spectrum of trending events to satisfy our diverse user base. We have a dedicated content operations team facilitating the content creation and distribution relating to the most notable events from time to time. We also utilize AI-powered technologies to produce and supplement relevant questions, allowing users to easily explore trending events of interest. We collaborate with various media to ensure our content covers popular events to the interest of the general public from time to time.

As questions can stimulate discussions among users and inspire content creators, we have years of experience in identifying and promoting worthwhile questions and then using an AI-powered question routing system to invite users to answer questions that correspond to their interests and expertise. This not only incites users’ desire to create, but also helps new users quickly get on track with answering questions. We also offer productivity tools to help content creators efficiently produce high-quality content.

We use a feed recommendation system and a search system to efficiently distribute content of interest to users. Users can browse their personalized home feeds on the Zhihu app and website based on their profiles and prior behaviors, and search keywords to quickly access relevant content. As our search functions become more popular, we are increasingly recognized by Chinese netizens as a go-to destination to find trustworthy answers to their questions. Our users generated 32 million average daily searches in the fourth quarter of 2021, representing a 23.2% year-over-year increase. Zhihu is recognized as the first choice among all online content communities in China for people to look for information to make decisions or find answers, according to the CIC Survey. In addition, users can see updates from content creators and topics that they have followed, read trending topics, watch videos, and browse channels to discover content.

Content Creators

As a UGC-based online content community, we pride ourselves on the 55 million cumulative content creators who had contributed 490 million cumulative pieces of content, including 420 million cumulative Q&As, to our community as of December 31, 2021. We strive to continually empower them to generate high-quality content and encourage content diversity. Our efforts in discovering, developing, and supporting content creators help realize and enhance the potential of each content creator regardless of one’s background or field of specialty, allowing us to continually convert more users into content creators.

We understand and support the different needs of content creators at different stages. Leveraging the Q&A form that sparks creativity, we encourage users to contribute their first piece of content and thereby become content creators in the Zhihu community. Our technology can help content creators select the right topics for them. For example, our AI-powered question routing system distributes questions suitable for entry-level content creators, and will gradually increase the sophistication of questions as content creators become more experienced.

We provide ongoing support and guidance to content creators to increase the frequency of content creation. We offer creative workshops focusing on specific subjects for content creators as they develop their skills towards prolific content creation. In addition, we organize online roundtable series on special topics and other events to enhance the frequency and relevance of the content created.

Content creators can be rewarded financially from their creative works through various channels, such as income for creation of quality commercial and premium content, commission from Recommended Goodies (好物推荐), among other things.

Our content creators also enjoy their Zhihu experience through recognition from fellow users. For example, our annual Zhihu Content Creators Ceremony promotes and strengthens our community culture through enhancing engagements between content creators and users. We invite leading content creators in various fields to share their Zhihu experience to users through award giving speeches, round table forums, and other activities. This fosters a win-win situation for us as content creators not only receive better recognition within our community, but also inspire our users to become content creators.

Zhihu Users

We have a large, vibrant, and rapidly growing user base. We had average mobile MAUs of 44.3 million, 64.2 million, and 92.4 million in 2019, 2020, and 2021, respectively. Our users are highly engaged. Our 99.6 million average mobile MAUs in the fourth quarter of 2021 generated 390 million average monthly engagements within our vibrant community during the same period. Our users are also highly sticky. For our YanPlus users, the average 12th-month retention rate in 2020 was 73%. We have a balanced user base. For example, for our active users in December 2021, 47% are female; 48%, 21%, and 31% are in tier 1 and new tier 1 cities, tier 2 cities, and other cities; and 75% are aged below 30. We will continue to expand and further diversify our user base, and aim to serve a broader set of internet users.

Our users can leverage a series of features to engage actively within the Zhihu community. Users can upvote and downvote answers and comments, which serve an instrumental role in our community engagements. Users can also identify and invite other users to answer any question in our community. Other engagement features include comments, likes, follows, favorites, and shares.

We organize a variety of online and offline user activities. Our roundtable series provide an online venue for discussions on a wide range of topics. Our themed online creativity events offer opportunities for users to share and learn from creative experience of other users.

Our users are instrumental in building and maintaining our community culture of sincerity, expertise, and respect. Users in our vibrant online community contribute through various engagement activities, respect diversity, and value constructive discussions. In addition to contributing to our content ecosystem through various engagement activities, certain experienced users can assign tags and participate in community reviews to collectively resolve disputes. We have rolled out a set of comprehensive community identity and recognition systems to strengthen users’ sense of community belonging.

We adopt a systematic approach in regard to our user growth management. In particular, we seamlessly integrate our growth management strategies with all aspects of our operations, including our brand building efforts. Our product, content, community governance, technology, and sales and marketing teams collaborate closely with our growth management team to align and execute our user growth strategies and ensure optimized user acquisition.

We strategically deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our user growth strategy. For example, to attract users of a broader and more diverse background, we focus on promoting ourselves as an online community where everyone can find their own answers, and we highlight our strength as the go-to online community for content coverage on trending topics (热榜) with significant social impact.

We also combine our user growth efforts with various scenario-oriented campaigns leveraging our rich and deep content portfolio as well as our trustworthy brand image. For example, each year during the national college matriculation exam (GaoKao) period in China, we prominently distribute content most relevant to GaoKao in an effort to attract new high school seniors as users, whom we consider to be an active user base with high growth potential.

Our content-centric approach to boost our brand recognition and marketing also includes cooperation with celebrities, targeted event campaigns, and fans events, as well as collaboration with major TV stations and online video platforms in China. Because the Zhihu brand itself imparts strong recognition of content quality and trustworthiness, our marketing strategy to combine brand building with user growth enables us to benefit from a low customer acquisition cost and achieve a fast rate of user growth.

Our Monetization

We have adopted a content-centric monetization approach. We derive revenues from online advertising, paid membership, content-commerce solutions, vocational training, and other services such as e-commerce.

The following table sets forth certain of our operating data for the periods indicated.

	For the Year Ended December 31,			2019-2021
	2019	2020	2021	CAGR
Average MAUs (in millions)	48.0	68.5	95.9	41.4%
Advertising revenue per MAU (in RMB)	12.0	12.3	12.1	0.4%
Average monthly subscribing members (in thousands)	574.2	2,362.6	5,076.0	197.3%
Content-commerce solutions revenue per MAU (in RMB)	—	2.0	10.2	—

The following table sets forth our unaudited quarterly revenue, quarterly average MAUs, and quarterly revenue per MAU for the periods indicated. The quarterly revenue per MAU is calculated based on our selected unaudited quarterly revenue derived from our management accounts and have not been audited. Our historical results are not necessarily indicative of the results to be expected for any future period. The following information should be read in conjunction with the our consolidated financial statements included elsewhere in this annual report, including the related notes, as well as “Item 5. Operating and Financial Review and Prospects” in this annual report.

	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
Quarterly revenue (RMB in millions)	118.0	154.6	173.9	224.0	188.2	261.4	382.8	519.8	478.3	638.4	823.5	1,019.2
Quarterly average MAUs (million)	39.2	44.3	51.7	56.9	61.8	64.5	72.2	75.7	85.0	94.3	101.2	103.3
QoQ growth of quarterly average MAUs	—	13.2%	16.5%	10.1%	8.5%	4.4%	12.0%	4.8%	12.3%	10.9%	7.3%	2.1%
YoY growth of quarterly average MAUs	—	—	—	—	57.8%	45.4%	39.8%	33.0%	37.7%	46.2%	40.1%	36.4%
Quarterly revenue per MAU (RMB)	3.0	3.5	3.4	3.9	3.0	4.1	5.3	6.9	5.6	6.8	8.1	9.9

Our quarterly revenue, quarterly average MAUs, and quarterly revenue per MAU generally increased during 2019, 2020, and 2021, except for the quarterly revenue and quarterly revenue per MAU in the first quarters of 2020 and 2021 and the quarterly revenue per MAU in the third quarter of 2019. The decrease of our quarterly revenue in the first quarters of 2020 and 2021 compared to the fourth quarters of 2019 and 2020 was primarily due to seasonality, and the decrease in quarterly revenue per MAU in the same periods was affected by the seasonality impact on quarterly revenue and a steadily increasing trend on our quarterly average MAUs. The decrease of our quarterly revenue per MAU in the third quarter of 2019 compared to the second quarter of 2019 was primarily due to faster growth of average MAUs compared to the growth of revenue in the third quarter of 2019.

Due to our increasing spending in special promotion and advertising activities since 2021, such as our ten-year anniversary event, and the positive impact of the temporary recovery of the COVID-19 pandemic on our MAU growth, the quarterly average MAUs had higher quarter-over-quarter growth rate in the first two quarters of 2021. This resulted in a relatively lower quarter-over-quarter growth rate in the third quarter of 2021 while the quarterly average MAUs continue to increase at a 40.1% year-over-year rate. The quarterly average MAUs in the forth quarter of 2021 had have a relatively lower quarter-over-quarter growth rate due to regular quarterly fluctuation as observed in previous years and in line with industry trend, while the quarterly average MAUs increased at a 36.4% year-over-year rate. We believe that the lower quarter-over-quarter growth rate of quarterly average MAUs in third quarter and forth quarter of 2021 will not affect our path to profitability.

The decreasing growth rate in quarterly revenue per MAU since the second quarter of 2021 is due to the higher growth rate in quarterly average MAUs than quarterly revenue resulting from our strategic investments in user acquisition and engagement since 2021, evidenced by higher MAU growth starting from the second quarter of 2021 compared with the same periods in 2020.

Our quarterly average MAUs generally increased on a year-over-year basis during 2019, 2020, and 2021. Although we expect our user base to continue to experience a growing trend in the near future, we may experience fluctuations of quarterly average MAUs on a quarterly basis, particularly during the fourth and first quarter of a year. For instance, on a year-over-year basis, our quarterly average MAUs in the first quarter of 2022 will continue to experience growth, but on a quarter-over-quarter basis, it may stay relatively flat or even experience a decrease compared with the quarterly average MAUs in the previous quarter, primarily attributable to the seasonality and the impact of external environment and market condition. We will continue to enhance our monetization efforts to ensure our overall business growth, and we believe that the quarter-over-quarter fluctuation of our quarterly average MAUs in the first quarter of 2022 will not affect our path to profitability. Meanwhile we will continue to enhance the monetization effectiveness and efficiency on a per-MAU basis. According to CIC, it is common for companies that were experiencing growth trend in user base to record fluctuations in average MAUs on a monthly or quarterly basis, and the general trend of MAUs of such companies had not been materially affected by such individual quarterly fluctuations.

Online Advertising

We offer merchants and brands online advertising services to help them deliver advertisements effectively to their targeted audience. Our online advertising services primarily include launch-screen and feed advertisements. Advertisements can be placed at various parts in our Zhihu app and website in different formats. Merchants and brands can place display-based or performance-based advertisements. We primarily charge display-based advertisements by the cost-per-mille model, and primarily charge performance-based advertisements by the cost-per-click model and cost-per-mille model. The pricing of our advertising is determined based on our internal marked price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of advertisers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on marked price for our advertising services. As we continue to scale up our advertising business, we have maintained a moderately increasing trend on our marked price while narrowing the rebates and discounts offered to advertisers. In particular, while the marked price of our CPM-based services remained relatively stable, our CPD-based services experienced an increase as our user base expanded. These result in a moderately increasing trend on our effective pricing, which excludes rebates and discounts. We seek to maintain a delicate balance between our monetization needs and the necessity of maintaining a positive user experience on Zhihu with a reasonable level of advertising and commercial content presentation. Therefore, our sell-through rate is maintained at a moderate level, enabling room for growth but at the same time yielding a reasonable level of inventory for services offered to businesses and merchants. During 2019, 2020, and 2021, we had a sell-through rate of approximately 50% to 70%.

Our advertisers are generally attracted by, among other things, the expanding user base and user profiles as well as the content generated in our community. They typically select target audience based on user profiles and review performance indices instead of specifying target content category or monitoring other similar metrics. We served 2,539, 3,511, and 3,036 end-customers for our online advertising services, which may be advertisers procuring our services directly or through agents, in 2019, 2020, and 2021, respectively. The number of our end-customers for our online advertising services decreased from 2020 to 2021, primarily as part of our strategy to retain quality advertisers. Our advertising revenue per end-advertiser was approximately RMB227,000, RMB240,000, and RMB382,000 in 2019, 2020, and 2021, respectively. We do not believe that we have concentration in terms of user profiles.

The advertising-related laws and regulations require, among other things, the advertisers to obtain approvals from authorities responsible for advertisement review prior to publishing advertisements relating to areas including, but not limited to, medical care, pharmaceuticals, medical instruments, agrochemicals, veterinary pharmaceuticals, and health food, and specify content that is prohibited from being contained in advertisements of the aforementioned categories. For content on our platforms that constitutes advertisements falling in these categories, we have established and maintained a reviewing team and implemented strict policies to comply with the regulatory requirements, including setting forth detailed reviewing protocols for each relevant industry, requiring counterparties to submit duly-obtained approvals of advertisement review authorities and to covenant on the authenticity of such approval, verifying the authenticity of such approval through the website of the advertisement reviewing authorities, and confining the advertising content strictly to the extent approved. Where such content violates relevant laws and regulations, we take immediate measures to remove them. During 2019, 2020, and 2021, we had been compliant with laws and regulations governing advertisement content of the aforesaid industries and intend to closely monitor and follow regulatory developments regarding advertisements in our daily operation on a continuing basis.

Paid Membership

We offer Yan Selection (盐选) membership program, which provides our subscribing members with access to our premium content library, serving a wide range of users who view for pleasure, look to acquire knowledges and skills, and search for credible references. Compared to content that can be viewed free of charge, premium content under the paid membership subscription program primarily consists of content generated by content creators on our platform, some of which are professional content creators, and user-generated content licensed from third parties on a compensated basis. Specifically, these third parties primarily include professional or experienced content creators that provide us with commissioned works and copyright licensors that license us to use certain copyrighted works, although we are not a reseller of third-party content. Our subscribing members can enjoy 3.9 million pieces of premium content, including fictions and novels, other books and magazines, live and recorded lectures, and audio books, in addition to certain membership privileges and services. We also offer an on-demand access option to our content library to supplement our Yan Selection membership program. Substantially all of our paid membership revenue was derived from Yan Selection membership fees paid by the subscribing members. On-demand access to premium content accounted for 2.1%, 1.2% and 0.7% of our total revenues in 2019, 2020, and 2021, respectively. In the fourth quarter of 2021, we had 6.1 million average monthly subscribing members, representing a paying ratio of 5.9% of our paid membership program, up from 4.0% in the fourth quarter of 2020. We expect to expand our paid membership services by continuing to enhance the quality of our premium content, including professionally generated content and professional user-generated content, and diversifying the spectrum of our premium content library.

We offer subscription plans for the Yan Selection membership, and offer trials to attract more members. Our subscription plans are offered for monthly, quarterly, and annual membership services and the full subscription fees as of the date of this annual report were RMB25 for non-consecutive monthly membership services, RMB68 for non-consecutive quarterly membership services, and RMB238 for non-consecutive annual membership services. In addition, the full subscription fees as of the Last Practicable Date were RMB19 for automatic consecutive monthly membership services, RMB53 for automatic consecutive quarterly membership services, and RMB 198 for automatic consecutive annual membership services. The average monthly renewal rate of our Yan Selection membership program was 56%, 62%, and 65% in 2019, 2020, and 2021, respectively. The average revenue per subscribing member was RMB153, RMB136, and RMB132 in 2019, 2020 and 2021, respectively. The decrease in the average revenue per subscribing member during 2019, 2020, and 2021 was primarily due to the decreasing percentage of on-demand access to premium content in paid membership revenue in 2020 and 2021.

Content-Commerce Solutions

Our innovative content-commerce solutions provide merchants and brands with online marketing solutions that are seamlessly integrated into our online content community. As opposed to traffic-based online marketing, our content-commerce solutions adopt a content- based approach focusing on the content itself and its appeal to targeted audience to help merchants and brands engage with their target consumers in a more direct, accurate, and effective manner. Content-commerce solutions enable merchants and brands to create high-quality commercial content about their products and services, which can be distributed by and remain relevant to our users over a period of time, contributing to a rich content portfolio that can enhance our clients’ branding. The typical duration of content relating to our content-commerce solutions ranges from a couple of days to one year. Such content is seamlessly embedded into answers, articles, and videos on Zhihu, to effectively capitalize on users’ actionable intent. When high-quality commercial content is consumed in the relevant context, superior marketing effects could be achieved. In addition, through collaborating with us under content-commerce solutions, content creators can serve merchants and brands in their brand building, sales conversion, or other promotional needs. This avenue for monetization delivers value to consumers who want to learn about brands and make informed decisions, to merchants and brands who can seek to strengthen their dialog and improve engagement with consumers, and to content creators who can be rewarded for contributing high-quality commercial content to the online community. We believe that such stakeholders will continue to benefit from the virtuous cycle based on high-quality commercial content on Zhihu. If certain commercial content cannot meet the quality standard of the Zhihu community, such commercial content will be restricted from distribution in, or removed from, the Zhihu community.

We establish our content-commerce solutions based on a highly productive content creation community generating massive opportunities. Depending on the demand of merchants and brands, content can be created primarily through content creators in our community directly or through service agents such as multi-channel network or in-house production by merchants and brands. As we continue to facilitate content creation, enhance user experience, and provide monetization opportunities on Zhihu, an increasing number of content creators currently constitute the content creation force of our content-commerce solutions. Accordingly, we have rolled out the Cheese platform, which is a utility that enhances the effectiveness of content creators to generate commercial content that can be utilized by content-commerce solutions and other monetization channels such as online advertising. The Cheese platform enables us to efficiently identify, incentivize, and organize appropriate content creators to create and distribute high-quality commercial content, essentially promoting UGC-based commercial content on Zhihu. Merchants and brands thus can present high-quality commercial content through suitable topics and Q&As. Furthermore, we provide a suite of marketing utilities to be embedded in various parts of quality content to help merchants and brands realize sales conversion, customer acquisition, or service provision, among others. Merchants and brands thus can either direct the creation of such content or identify proper content to embed actionable utilities offered by content-commerce solutions.

Content-commerce solutions are seamlessly integrated with our content operations. In addition to facilitating creation of high-quality commercial content, our content-commerce solutions leverage our content distribution system to deliver recommended high-quality commercial content to the targeted audience with high precision. We distribute recommended high-quality commercial content just as other regular content on Zhihu in the form of answers, articles, and videos, as part of our regular feed recommendation process with its exposure determined based on its quality. Such content is assessed under the same standard and mechanism so that fulfilling commercial content gets better promotion. In addition, we can set up the recommended high-quality commercial content as a “next answer” to be displayed when relevant users have browsed an answer and click to view the next answer. After the content is published, brands and content creators are allowed to monitor its marketing efficiency and user engagement by accessing visualized and real-time metrics of numbers of followers, likes, and favorites on the content. Through highly accurate and targeted content distribution based on deep understanding of our content and users, our content-commerce solutions assist merchants and brands in realizing the commercial value of the relevant content, enhancing the exposure of its brands or products, and converting content consumption into actions by users.

Leveraging the volume of high-quality content on Zhihu, our content commerce-solutions have proven to be a highly effective marketing approach for merchants and brands, evidenced by an overall click-through rate multiple times higher than that of traditional advertising. According to the CIC Survey, most of our clients consider content-commerce solutions to be effective marketing solutions and help merchants and brands build a cumulative content portfolio for branding.

We had 80, 2,413, and 5,745 end-customers for our content-commerce solutions, which may be companies procuring our services directly or through agents, in 2019, 2020, and 2021, respectively. Our content-commerce solutions revenue per end-customer was approximately RMB8,000, RMB56,000, and RMB 170,000 in 2019, 2020, and 2021, respectively. As no industry accounts for a disproportionate amount of our content-commerce solutions revenue, we do not believe that our content-commerce solutions revenue has any concentration risk.

In addition, certain customers of our services offered to businesses and merchants may receive sales rebates. According to CIC, in China’s online advertising industry, rebate rate usually ranges from 5% to 50% of the service fee, depending on different pricing strategies adopted by advertising media. Our rebate rate showed a declining trend during 2019, 2020, and 2021, generally staying at a relatively lower level within the industry range for rebate rates during 2019, 2020, and 2021.

We believe that we are still at a ramp-up stage for building our client base. The next-year churn rate (which refers to the percentage of customers that had business with us in a year and depart from our business in the following year) of our top 100 customers of our services offered to businesses and merchants, who contributed a majority of our total revenue from services offered to businesses and merchants during 2019, 2020, and 2021, was approximately 30% from 2019 to 2020, and decreased further to approximately 15% from 2020 to 2021. We strive to build a broader and more diverse client base, and to engage and select more merchants and brands in the Zhihu community to explore opportunities for long-term relationships.

Vocational Training

As we see significant amount of user engagements and Zhihu content relating to vocational and professional learning reflecting our users’ strong demand in that field, we have launched our vocational training service in 2020. We offer a diverse course portfolio with a focus on professional qualification exams and other vocational education, which is a valuable supplement to our content offerings. Our vocational training service experienced rapid growth since launch. In 2021, we generated RMB45.8 million (US$7.2 million) in revenues from our vocational training services.

Our courses include vocational training courses that are self-developed and developed in collaboration with third-party education service providers. We utilize our existing technological infrastructure, including our content distribution engine, customer relationship management, data management platform, and transaction system, to smoothly support the growth of our vocational training services. We attract users by creating and distributing content that stimulate users’ interest in topics that relate to the courses and facilitate users to purchase such courses. In addition, we conduct strategic acquisitions to strengthen our content supply. In July 2021, we acquired 55% of equity interest in Prez Limited from an Independent Third Party for a maximum consideration of RMB129.8 million, with exact consideration to be determined based on its performance after acquisition. Prez Limited primarily provides professional qualification exam preparation courses, such as CFA and CPA, under the PZ Academy brand. In November 2021, we acquired 55% equity interest in Yincheng Limited from an Independent Third Party for a maximum consideration of RMB52.3 million, with exact consideration to be determined based on its performance after acquisition. Yincheng Limited primarily provides vocational language exam preparation courses under the Papa brand. We intend to realize synergies following these acquisitions and enrich the content supply for our vocational training services while leveraging our strong content distribution and user growth capabilities. We will continue to develop content that revolve around our courses and teachers and nurture an ecosystem to help users advance their careers.

Other Monetization Channels

As part of our efforts to grow our content portfolio and cater to the evolving trend of our users’ content consumption, we continue to identify and introduce additional products and services. We believe that there are significant monetization opportunities in many of our content domains, such as e-commerce, where users are highly engaged and we have accumulated a vast depositary of content.

Our e-commerce operations enable content creators to embed actionable utilities in their content to introduce and recommend products to our users. Recommended Goodies (好物推薦) translates proven community knowledge, experience, and insights with respect to products into a strong sales momentum. We currently direct traffic externally to third-party e-commerce platforms, which pay us commissions based on pre-agreed percentages of the relevant GMV realized on these platforms, and we split the commissions with the content creators. Our e-commerce service currently covers digital consumer products, home appliances, and lifestyle products. We are further expanding the merchandise categories and developing closed-loop e-commerce operations where transactions are completed within Zhihu instead of on third-party platforms.

Our trustworthy brand image makes Zhihu popular in various product categories. We work with third parties to offer book series. For example, we offer the popular title of children’s books in China, A Hundred Thousand Whys, which in turn promotes the related content creation on Zhihu. In addition, we offer private label products such as Zhiwu (知物) strip bag coffee to further strengthen our brand equity.

Benefiting from our rich content portfolio, we are exploring opportunities to further develop the related intellectual property in collaboration with third parties, such as Zhihu- branded merchandise.

Zhihu Community Governance

We maintain community culture through our comprehensive community governance system, comprising our users, protocols, and algorithms. These elements interact with one another to build and maintain our culture.

Our community governance team actively identifies and responds to content that contradicts our community guidelines, assisted by our proprietary know-how and AI-powered content assessment algorithms as well as a set of system and protocols built upon years of operations. We analyze content, assess user behaviors and interactions, and ultimately enhance the quality of our content portfolio. As a result, content quality ultimately determines the order by which content is presented. Influential, reputable, and well-recognized users generally have more weight in the content assessment process. Through years of experience, we have accumulated a set of community guidelines in addition to our community by-laws and terms of service to help regulate all major aspects of our community’s operations and activities.

People within the Zhihu community value our culture and can help safeguard an environment where everyone is encouraged to share their knowledge, experience, and insights while treating each other with respect. For example, our users can actively participate in community governance by initiating and participating in dispute review process, and certain users can even become “jurors” on Zhihu to decide on fact-finding in community disputes.

Sales and Marketing

Our competitive position benefits significantly from our high-quality content portfolio and our continued efforts to grow this content portfolio to foster better user experience. Leveraging our ever-growing high-quality content portfolio and our continued efforts to foster better user experience, we have built Zhihu into a strong brand. For example, “Zhihu Highly Upvoted” (知乎高赞) is a signature badge used by Chinese netizens to refer to high-quality and trustworthy content within the Chinese internet community. Our unique marketing approach in turn helps us attract and retain users organically and efficiently.

We strategically deploy multi-dimensional marketing strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. Currently, a majority of the downloads of the Zhihu app are from the app stores on Android devices, and all pre-installations of the Zhihu app are made on Android devices, which represent an insignificant portion of the Zhihu app installations on Android devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our marketing strategy. For example, to attract users of a broader and more diverse background, we focus on promoting ourselves as an online community where everyone can find their own answers, and we highlight our strength as the go-to online community for content coverage on trending topics (热榜) with significant social impact.

We also combine our marketing efforts with various scenario-oriented campaigns leveraging our rich and deep content portfolio as well as our trustworthy brand image. For example, each year during the national college matriculation exam (GaoKao) period in China, we prominently distribute content most relevant to GaoKao via GaoKao-related discussions in the Zhihu community that we host and organize in an effort to attract new high school seniors as users, whom we consider to be an active user base with high growth potential.

Our content-centric approach to boost our brand recognition and our marketing also includes cooperation with celebrities, targeted event campaigns, and fans events, as well as collaboration with major TV stations and online video platforms in China. Because the Zhihu brand itself imparts strong recognition of content quality and trustworthiness, our marketing strategy to combine brand building with user growth enables us to benefit from a lower customer acquisition cost and achieve a faster rate of user growth.

Data analytics underlie our marketing strategies. We constantly refine our algorithms for accurate identification of trending topics and user demand to better connect the right users with the right content. We also market our community and quality content through popular search engines, social media, trending apps, web navigation portals, and third-party mini-programs. Through these third-party platforms, we are able to further accumulate brand equity, expand content exposure via external channels, and enhance user acquisition capabilities. Moreover, synergies and collaborations between our products, content, technology, governance, and user growth teams enable our community to recommend the most attractive content to users for maximizing user engagement.

Technological Infrastructure

We develop and deploy our technological infrastructure and data capabilities based on and suitable for the nature of our content and our content-centric monetization strategies.

TopicRank sets the technological foundation of Zhihu as a trustworthy online content community from the content creator perspective. Powered by our AI capabilities, TopicRank assesses content through the understanding of content creators by continued iteration: it dynamically assigns a proper weight to any given user in any given field based on such user’s knowledge, experience, and insights in such field; it assesses a particular piece of content created by a user from multiple dimensions taking into account the weight assigned to that user and the quality of engagement (such as the number of upvotes and downvotes) with other users and their respective weights in the field, and determines the quality of such content for distribution; and based on the wealth of historical assessment results, it updates the weight previously assigned to any given user on a real-time basis over a long period of time. It is continually refined by machine learning technology and our proprietary know-how and data insights derived from our decade-long operations.

We have been enhancing TopicRank’s iterative process by allowing an overlay of our “fulfilling” approach, leveraging our deepened understanding of content. As TopicRank improves algorithmically over time, it increasingly facilitates the trust and confidence of users in our online community. As part of our efforts in developing and implementing our “fulfillness” approach, we are applying various technical means, including AI, machine learning, and natural language processing, in cultivating our technological capability of identifying and promoting “fulfilling content.” In particular, to facilitate our experienced content operations team in enhancing the efficiency of machine learning, we continually evaluate and provide feedback of relevant system output to help with the iteration process. We believe that we are uniquely positioned to develop this “fulfillness” approach benefiting from our rich and deep content portfolio as well as our over a decade of operating experience.

We also seek to enhance our technological capability to support content management through an interplay and iteration between the “fulfillness” approach and the TopicRank algorithms. Credentials of content creators identified by TopicRank may be of high reference value, especially in the stage of initial development of the “fulfillness” approach, and this approach will feed TopicRank with accurate data to strengthen its content comprehension capabilities through better profiling of content creators.

We use an intelligent question routing system to accurately invite users to contribute answers. Based on the analysis of a particular question and data insights on users, the question routing system identifies users who have created content (preferably with positive feedback by other users) or shown interest in the relevant field based on user profiles and behaviors, and distributes the question to these users, prompting for a response. The question routing system continues to assess any further engagements by these invited users to further ascertain their level of interest and expertise, which in turn enhances the effectiveness of the question routing. In addition, we also supply content creators with a suite of productivity tools to assist in creating content in various forms and easily editing texts, images, and videos.

We also use a feed recommendation system and a search system to efficiently distribute content of interest to users. The feed recommendation system creates personalized home feeds when users access the Zhihu app and website based on user profiles and behaviors. The feed recommendation system enables us to optimize user experience and improve the signal-to- noise ratio. In addition, we have applied a combination of deep learning and traditional models to our search system, enabling an efficient access to their content of interest. We continue to improve both the feed recommendation and search systems through TopicRank and machine learning technology. We began in the third quarter of 2021 by considering fulfilling content as an additional factor for our feed recommendation system and the search system.

We apply multiple technologies based on natural language processing (NLP) to understand and respond to content, users, and their behaviors and interactions, ultimately to maintain the culture of the Zhihu community. We maintain and develop knowledge graphs to arrange content in a structured system, and, with the accumulation of information over years of operations, to organize and present knowledge, experience, and insights for users. We use graph embedding machine learning models to analyze interactions between users and determine user affinity, which together with other factors help refine our assessment of the appropriateness of any particular content and determine corresponding reactions. We also use AI-powered proprietary systems to defend against inappropriate content. For example, the low-quality content filtering system is able to promptly and accurately identify and fold or remove unfriendly, irrelevant, biased, or other inappropriate content in a matter of milliseconds to reduce interruption to users. The anti-spamming system can accurately identify spam activities such as casting upvotes and downvotes in violation of the community rules, thereby protecting the quality of discussion and interaction in our community. In addition, we have implemented AI-powered systems to enhance our ability to understand and manage video content. We believe that we are one of the few online content market players that are capable of managing content by recognizing tones and attitudes expressed by users under complex context and circumstances.

Our research and development team is comprised of highly qualified employees, substantially all of whom held bachelor’s or higher degrees as of December 31, 2021. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals. We plan to continue to invest in technology and innovation to enhance user and customer experience.

User Privacy and Data Security

Data security is crucial to our business operations. We have internal rules and policy to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before accessing our products and services, under which they consent to our collection, use, and disclosure of their data in compliance with applicable laws and regulations.

When our users access and interact on Zhihu, certain personal information is directly collected by us, primarily including name, email address, mobile number, ID number, behavioral data, and other personal information. We would first obtain consent from our users to collect, store, and transmit data for providing services to them on Zhihu. Our data privacy policy agreed by our users describes our data practices in our operations, and we do not use any data for any purpose other than those specified in the data privacy policy with our users.

We store in-house all the data accumulated in our operations. Neither do we currently have any data sharing arrangement with external parties, nor does our business involve any cross-border data transfer. From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and are required to go through strict internal approval procedure before operating on such data. We also have entered into confidentiality agreements with relevant employees and organized trainings to strengthen their awareness for data privacy and protection. In addition, we adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. We have implemented relevant internal controls to ensure that user data is protected and that leakage and loss of such data is avoided. Furthermore, we have appointed a team of dedicated data protection professionals who are responsible for designing and monitoring data security management and emergency response. Data access attempts by any third party are subject to our evaluation and approval procedure based on the necessity and scope of the attempts and appropriate consent from our users. We typically provide third parties with anonymous and desensitized personal information and require such third parties to undertake equivalent data protection measures.

To date, we had not been subject to any material fines or other material penalties due to non-compliance with data privacy and security laws or regulations. Our PRC legal counsel is of the view that we had complied in all material aspects with all applicable PRC data privacy and cybersecurity laws and regulations during 2019, 2020, 2021 and up to the date of this annual report.

As of the date of this annual report, we were not subject to any claims or allegations relating to intellectual property that were material to our business operations.

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2021, we had 46 registered patents, 28 pending patent registration applications, 913 registered trademarks, 125 pending trademark registration applications, registered copyrights to 39 pieces of software, and 8 domain names (including zhihu.com). As of the date of this annual report, we were not subject to any claims or allegations relating to intellectual property that were material to our business operations.

Competition

We are one of the top five comprehensive online content communities and the largest Q&A-inspired online community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. We operate along other online content communities, including Q&A-inspired online communities. Our competitors mainly include (i) comprehensive online content communities and (ii) other online content communities that specialize in certain content verticals, such as certain lifestyle sharing platforms, live streaming platforms, knowledge sharing platforms, and hobby communities.

China’s online content communities industry is highly competitive and rapidly changing with the evolving market demand and user preferences. We compete to attract, engage, and retain users, content creators, and merchants and brands. Our competitors may compete with us in a variety of ways, including by providing better content, fulfilling evolving user needs, providing content creation utilities, and conducting brand promotions and other marketing activities. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic or attention from our platform.

We face competition for advertising and marketing spending of merchants and brands. We compete against other online content communities that offer services similar to our online advertising and content-commerce solutions. We also compete with internet companies that offer similar services, including but not limited to PGC-focused online content market players, search service providers, e-commerce platforms, and social networking platforms. We also compete against traditional media outlets, such as television, radio, and print for advertising and marketing budget.

Our paid membership service offerings compete with platforms that provide similar services to paying users, including other online content communities and PGC-focused online content market players that offer subscription programs or on-demand access to content library.

Besides advertising, paid membership, and content-commerce solutions, we also generate revenue through other services, including vocational training and e-commerce services. For our vocational training business, we may face competition for consumer spending with online or offline training players that focus on professional qualification exams and other vocational education. For our e-commerce business, we may face competition for consumer spending with other online content communities and e-commerce platforms.

We will continue to compete effectively with our competitors based on the community culture, content quality and richness, and governance mechanism that we have cultivated and precipitated for a decade, the strength and reputation of our Zhihu brand of trustworthiness, our ability to provide high-quality content, our ability to develop new products and services and enhancements to existing products and services to keep up with user preferences and demands, and our ability to continue to grow our user base.

As we introduce new products and services on our platform, as our existing products and services continue to evolve, or as other companies introduce new products and services, we may become subject to additional competition.

Regulations

Regulations on Value-Added Telecommunications Services

Licenses for Value-added Telecommunications Services

The PRC Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and last amended with immediate effect on February 6, 2016, provides the regulatory framework for telecommunications service providers in China. The PRC Telecommunications Regulations classify telecommunications services into basic telecommunications services and value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. According to the Catalog of Telecommunications Services, attached to the PRC Telecommunications Regulations and last amended by the PRC Ministry of Industry and Information Technology, or the MIIT, on June 6, 2019, information services provided via public communication network or the internet are value- added telecommunications services.

As a subcategory of the value-added telecommunications services, internet information services are regulated by the Administrative Measures on Internet Information Services, or the Internet Measures, which was promulgated by the State Council on September 25, 2000 and last amended with immediate effect on January 8, 2011. Internet information services are defined as “services that provide information to online users through the internet.” The Internet Measures classifies internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers must obtain an ICP License from appropriate telecommunications authorities. An ICP License has a term of five years and can be renewed within 90 days prior to its expiration, according to the Administrative Measures for Telecommunications Businesses Operating Licensing, which was promulgated by the MIIT on March 1, 2009, last amended on July 3, 2017, and became effective on September 1, 2017.

Restrictions on Foreign Investment in Value-Added Telecommunications Services

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and last amended with immediate effect on February 6, 2016, requires foreign- invested value-added telecommunications enterprises in China to be established as Sino- foreign joint ventures, and foreign investors shall not acquire more than 50% of the equity interest of such an enterprise. In addition, the main foreign investor who invests in such an enterprise shall demonstrate a good track record and experience in such industry. Moreover, the joint ventures must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, before launching the value-added telecommunications business in China.

The Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), or the 2021 Negative List, was promulgated by the NDRC and the Ministry of Commerce jointly on December 27, 2021 and effective on January 1, 2022. According to the 2021 Negative List, the proportion of foreign investments in an entity engaging in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) shall not exceed 50%.

Pursuant to the Ministry of Information Industry’s Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Services, issued by the Ministry of Information Industry, the predecessor of the MIIT, on July 13, 2006, domestic value-added telecommunications enterprises were prohibited to rent, transfer, or sell licenses for value-added telecommunications services to foreign investors in any form, or provide any resources, premises, facilities, or other assistance in any form to foreign investors for their illegal operation of any value-added telecommunications business in China.

Regulations on Internet Content Services

The PRC government authorities have adopted regulations governing illegal content and information over the internet. The PRC government authorities strengthen the regulations on internet content from time to time to, among others, maintain the security of internet operations and internet content (see “– Regulations Relating to Information Security”) and manage specific categories of internet content such as internet audio-visual programs (see “– Regulations Relating to Internet Audio-Visual Program Services”).

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Follow-up Comment Services, which took effect on October 1, 2017. It requires internet follow-up comment service providers to, among others, verify the identity information of the registered users, establish and improve a user information protection system, and establish and improve an internet follow-up comment review and administration system, a real-time inspection system, and emergency responses.

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Forum and Community Services, which took effect on October 1, 2017. It requires internet forum and community service providers to, among others, assume principal responsibility to establish and improve an information review system, a real-time inspection system on public information, emergency responses, and personal information protection system as well as other information security administration systems, institute preventative measures, and be equipped with professionals suitable for the scale of its services.

On September 7, 2017, the CAC promulgated the Administrative Provisions on the Information Services Provided Through Public Accounts of Internet Users, which was last amended on January 22, 2021 and took effect on February 22, 2021. It requires information service platforms for public accounts to, among others, establish and improve a management system for user registration, information content security, content ecology, data security, personal information protection, intellectual property protection, and credit assessment, and establish a monitoring and evaluation mechanism for public accounts to prevent data falsification on account subscriptions and interaction counts.

On December 15, 2019, the CAC promulgated the Provisions on the Ecological Governance of Internet Information Content, which took effect on March 1, 2020 and specifies the content scopes that are encouraged, prohibited, or prevented from producing, reproducing, and publishing. The internet information content producers must take measures to prevent and resist the production of content that, among others, uses exaggerated titles that are inconsistent with the content, may incite racism or discrimination against geographic region, and propagates scandals. The internet information content service platforms must fulfill the main responsibility of content management, establish an ecological governance mechanism of the internet information, and improve system for user registration, account management, information publishing review, and emergency response. The internet information content service users, internet information content producers, and internet information content service platforms cannot, through manual or technical means, conduct acts that destroy the internet ecosystem.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the PRC Telecommunications Regulations and other regulations above, mobile internet applications, or Apps, are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the CAC on June 28, 2016, and became effective on August 1, 2016. The provisions set forth the relevant requirements on the App information service providers and the App Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local App information respectively.

App providers shall strictly fulfill their responsibilities of information security management, and perform the following duties: (i) in accordance with the principles of “real name at background, any name at foreground,” verify identities with the registered users through mobile phone numbers and other measures; (ii) establish and improve the mechanism for user information security protection, follow the principles of “legality, appropriateness, and necessity” in collection and use of personal information, expressly state the purpose, methods, and scope of information collection, and obtain the users’ consent; (iii) establish and improve the verification and management mechanism for the information content; adopt proper penalties and measures such as warning, limiting functions, suspending updates, and closing accounts, for releasing illegal information content, as appropriate; keep records and report to the competent department; (iv) according to the law, protect and safeguard users’ “rights to know and rights to choose” during installation or use; do not turn on the functions of collecting geographic location, reading address books, or using cameras or recordings, without expressing statement to the users and the consent of the users; do not turn on functions irrelevant to the services; and do not tie up and install irrelevant Apps; (v) respect and protect intellectual property rights; do not produce or release Apps which violate others’ intellectual property rights; and (vi) keep records of user log information for 60 days.

Regulations Relating to Internet Culture Activities

Internet audio-visual program services are categorized as internet culture business. The Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the Ministry of Culture on May 10, 2003, and last amended with immediate effect on December 15, 2017, provides that internet culture activities are classified into non-commercial internet cultural activities and commercial internet cultural entities. Under the Internet Culture Provisions, internet culture activities include: (i) the production, reproduction, importation, distribution, or streaming of internet culture products (such as online music, online game, online program, online series, online performance, online cartoon, etc.); (ii) the dissemination of culture products via internet; and (iii) the exhibitions, competitions, and other similar activities concerning internet culture products. To conduct commercial internet culture activities, the ICB License is a prerequisite.

On April 13, 2005, the State Council promulgated Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, State Administration of Radio, Film and Television, or the SARFT, the General Administration of Press and Publications, or the GAPP, the NDRC, and the Ministry of Commerce, jointly adopted Opinions on Introducing Foreign Investments to the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are generally not allowed to conduct the business of transmitting audio-visual programs via information network. In addition, internet cultural business (except for music) remains a prohibited area for foreign investment on the 2021 Negative List.

The Administrative Measures for Content Self-review by Internet Culture Business Entities, which were promulgated by the Ministry of Culture on August 12, 2013, and took effect on December 1, 2013, require internet culture business entities to review the content of culture products and services before providing them to the public. The content management system required to be established by an internet culture business entity shall specify the responsibilities, standards and processes for content review as well as accountability measures, and be filed with the local provincial branch of the Ministry of Culture.

Regulations Relating to Internet Audio-Visual Program Services

According to the Administrative Regulations on Internet Audio-Visual Program Service, or the Audio-Visual Regulations, promulgated by the SARFT and the Ministry of Information Industry on December 20, 2007, as amended on August 28, 2015, internet audio-visual program service refers to activities of making, editing, and integrating audio-visual programs, providing them to the general public via internet, and providing such services to other people by uploading. An internet audio-visual program service provider must obtain an Audio-Visual Permit issued by the SARFT or complete certain registration procedures with the SARFT. On March 30, 2009, the SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the internet audio-visual programs, including those on mobile network (if applicable), and prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition, or other prohibited elements. The State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, issued the Supplemental Notice on Improving the Administration of Online Audio-visual Content Including Internet Drama and Micro Films on January 2, 2014. This notice emphasizes that entities producing online audio-visual content, such as internet drama and micro films, must obtain a Radio and Television Program Production and Operation License, and that online audio-visual content service providers cannot release any internet drama or micro films that were produced by any entity lacking such license. For internet drama or micro films produced and uploaded by individual users, the online audio-visual service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio-visual service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio-visual content, including internet drama and micro films, to be filed with the relevant authorities before release.

Pursuant to the Audio-Visual Regulations, providers of internet audio-visual program services are generally required to be either state-owned or state-controlled. According to the Official Answers to Press Questions Regarding the Audio-Visual Regulations published on the SARFT’s website on February 3, 2008, the SARFT and Ministry of Information Industry clarified that providers of internet audio-visual program services who had legally engaged in such services prior to the adoption of the Audio-visual Regulations are eligible to re-register their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations. This exemption will not be granted to internet audio-visual program service providers established after the adoption of the Audio-Visual Regulations.

These policies have later been reflected in the Notice on Relevant Issues Concerning Application and Approval of Audio-Visual Permit, issued by SARFT on April 8, 2008 and amended on August 28, 2015.

In March 2018, the SAPPRFT issued the Notice on Further Regulating the Transmission Order of Internet Audio-visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio- visual programs without authorization, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of SAPPRFT shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement relevant management requirements.

According to the Administrative Provisions on Online Audio-Visual Information Services, promulgated jointly by the CAC, the PRC Ministry of Culture and Tourism, or the MCT, and the NRTA on November 18, 2019, and came into effect on January 1, 2020, online audio-visual information service providers shall authenticate user’s real identity information based on organization code, identity card number, mobile phone number, etc. Online audio-visual information service providers shall not serve users who fail to provide their real identity information. Online audio-visual information service providers are the principals responsible for information content security management, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Organizations and individuals are prohibited from using online audio-visual information services and related information technology to carry out illegal activities and infringe legal rights and interests of others. Online audio-visual information service providers shall strengthen the management of the audio-visual information posted by users, deploy and apply identification technologies for illegal and non-real audio and video; if any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall save relevant records, and report to the CAC, the MCT, the NRTA, etc.

Under the Regulations on the Administration of Production of Radio and Television Programs, promulgated by the SARFT on July 19, 2004, and amended on October 29, 2020, any entities that engage in the production of radio and television programs are required to apply for a license from the SARFT or its local level counterparts. Entities with the Radio and Television Program Production and Operation License must conduct their operations strictly within the approved scope of production and operation. Except for radio and television broadcasting institutions, the above-mentioned permit holders shall not produce radio and television programs concerning current political news or special topics, columns and other programs of the same kind.

On January 9, 2019, the China Net-casting Services Association, or the CNSA, issued the Regulations on Administration of Network Short Video Platforms, pursuant to which a network platform is required to obtain the Audio-Visual Permit and relevant qualifications to provide short video services, and to strictly operate within the scope of such permit. The network short video platform is required to establish a chief-editor content management and responsibility system, and all content of a short video, including but not limited to its title, description, bullet-chats and comments shall be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to host should, in principle, be more than one-thousandth of the number of short videos newly broadcasted on the platform per day. The content reviewers are expected to have high political awareness and professionality. On the same day, CNSA issued the Censoring Criteria for Network Short Video Content, which set forth certain details of content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, and other illegal or immoral content.

Regulations Relating to Publication

Restriction on Internet Publication

According to the Opinions on Introducing Foreign Investments to the Cultural Sector, foreign investors are prohibited from engaging in businesses such as internet publication and offline publication.

Pursuant to the Internet Measures, any engagement in internet information services related to publication, prior to applying for an operation permit or going through the record-filing formalities, are subject to the examination and consent of the relevant competent authorities as required by the laws, administrative regulations, and other relevant provisions. Pursuant to the Administrative Measures for Internet Publication Services, which were jointly promulgated by the SAPPRFT and the MIIT on February 4, 2016 and became effective on March 10, 2016, the entities providing internet publication services shall adopt a system of responsibility for examination of the content of publications, an editor responsibility system, a proofreader responsibility system, and other management systems to ensure the quality of its web publications. The SAPPRFT and its local branches are responsible for the prior approval, supervision, and administration of the internet publication services nationwide, and any internet publication service and internet publication item, or publication of internet publication item is required to obtain an internet publishing service license. Pursuant to the Administrative Measures for Internet Publication Services, Sino-foreign equity joint ventures, Sino-foreign cooperative ventures, and foreign-invested entities cannot engage in internet publication services.

The Administrative Measures for Internet Publication Services stipulate precise conditions for entities (except book, audio-visual, electronic, newspaper, and periodical publishers) engaging in internet publication services to meet, including: (i) have definite website domains, intelligent terminal applications and other publishing platforms for engaging in online publishing business; (ii) have a definite scope of internet publication services; (iii) have technical equipment necessary for engaging in internet publication services, provided that the relevant servers and storage devices must be located within the PRC territory; (iv) have the name and the articles of association for the online publishing service provider, and the name is definite and different from any of those of other publishers; (v) have a legal representative and main responsible person in compliance with the relevant requirements, which means that the legal representative must be a Chinese citizen with full civil capacity and permanently residing in the PRC territory, and that either the legal representative or the main responsible person should have vocational qualifications for technicians engaged in the profession of publishing at or above the intermediate level; (vi) in addition to the legal representative and the main responsible person, have at least eight full-time editorial and publishing employees having technical and vocational qualifications for the profession of publishing and other related professions as approved by the SAPPRFT that can meet the needs within the scope of online publishing services, of which there are at least three employees with professional qualifications at or above the intermediate level; (vii) have a content review system required for engaging in online publishing services; (viii) have a fixed work place; and (ix) other conditions as provided by laws, administrative regulations, and the SAPPRFT. The entities providing internet publication services implement a system of special management shares.

If any entity arbitrarily engages in internet publication services or arbitrarily launches online games (including online games authorized by foreign copyright owners) without approval, it might be banned by the competent publication administrative department and the administrative department for industry and commerce with statutory authority and a fine up to ten times the illegal operating income may be imposed.

In addition, based on the Administrative Measures for Internet Publication Services, an annual verification system shall apply to internet publishing service providers and shall be carried out once every year. The competent administrative departments for SAPPRFT should carry out the annual verification of internet publishing service providers within their respective administrative regions and report relevant information to the SAPPRFT.

Pursuant to the Administrative Regulations on Publishing (2020 Revised) promulgated by the State Council on November 29, 2020, organizations and individually owned businesses engaging in distribution of publications through information network such as the internet shall obtain a Publication Operation License pursuant to the provisions of these regulations.

Restriction on Offline Distribution

The Administrative Provisions on the Publication Market were jointly issued by the SAPPRFT and Ministry of Commerce on May 31, 2016 and became effective on June 1, 2016. The provisions regulate the activities of publication distribution, including publication wholesale or retail activities, which shall be carried with the Publication Operation License. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication, be given a warning, and be concurrently subject to a fine.

On June 28, 2012, the GAPP promulgated the Implementing Rules of the General Administration of Press and Publication for Supporting Private Capital’s Participation in Publishing Operation Activities, pursuant to which, the GAPP, among other things, (i) continuously supports private capital to invest in the establishment of enterprises of publication issuance, wholesale, retailing, and chain operation to engage in the issuance and operation activities of publication products, such as books, newspaper, periodicals, video and audio products, and electronic publications; and (ii) continuously supports private capital to invest in the establishment of internet digital publishing enterprises, including online game publishing, mobile publishing, e-book publishing, and content software development to engage in publishing and operation activities.

Regulations Relating to Private Education

The PRC Education Law

The PRC Education Law, which was promulgated by the PRC National People’s Congress on March 18, 1995, last amended on April 29, 2021 and effective on April 30, 2021, sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising pre-school education, elementary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The PRC Education Law stipulates that the state formulates plans for education development, establishes and operates schools and other educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other educational institutions in accordance with PRC laws and regulations. Other than those sponsored wholly or partially by governmental funds or donated assets, schools or other educational institutions may be established for profit-making purposes.

The Law for Promoting Private Education of the PRC and Its Implementation Rules

The principal laws and regulations governing the private education industry in China are the Law for Promoting Private Education of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 28, 2002, last amended and became effective on December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education of the PRC, promulgated by the State Council on March 5, 2004, last amended on April 7 and became effective on September 1, 2021, or collectively, the Private Education Law and Implementation Rules. Under the Private Education Law and Implementation Rules, “private schools” are schools established by non-governmental organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in vocational qualification training and vocational skill training are subject to approval by the authorities in charge of labor and social welfare. Private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. In addition, online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which calls for the ease of access to the operation of private schools and encourage social forces to enter into the education industry. The opinions also provide that each level of the government shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students etc. Further, the opinions require each level of the government to improve local policies on government support to for-profit and non-profit private schools by such means as preferential tax treatments.

Regulations on Online Education

On September 19, 2019, the Ministry of Education jointly with certain other PRC government authorities issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality educational services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into. Moreover, the Ministry of Education jointly with certain other PRC government authorities promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with competent provincial regulatory authorities for education.

Regulations on Vocational Education

The Vocational Education Law of the PRC, promulgated by the SCNPC on May 15, 1996 and became effective on September 1, 1996, applies to vocational schools of all types and levels and vocational training of to all forms. According to the Vocational Education Law of the PRC, the State encourages institutional organizations, social organizations and other social groups and individuals to operate vocational schools and vocational training institutions according to relevant provisions of the State. The law divides vocational school education into elementary, secondary and higher vocational education. The elementary and secondary vocational school education shall be conducted respectively by elementary and secondary vocational schools. Higher vocational school education shall be conducted by higher vocational schools or by common institutions of higher learning in accordance with the actual needs and conditions. Other schools may implement vocational school education at corresponding levels in accordance with overall planning by the education administrative department. Vocational training includes pre- employment training, training to facilitate change of occupations, apprenticeship training, on-the-job training, job-transfer training and other vocational training. All these categories of training may be divided into elementary, secondary and higher level of vocational training in light of actual conditions. Vocational training is carried out by the corresponding vocational training institutions and/or vocational schools. Other schools or educational institutions may, depending on their own capabilities, carry out various forms of vocational training to meet social needs.

The government authorities have issued various rules and regulations in recent years regarding the reform and promotion of vocational education. For example, the Opinions of the State Council on the Implementation of Lifetime Vocational Skills Training System issued on May 3, 2018 proposes, among others, to improve the policy of lifelong vocational skills training for all workers in urban and rural areas from the beginning of labor preparation to the realization of employment and entrepreneurship and throughout the whole process of learning and career. The Notice of the State Council on Promulgation of the Implementation Plan for National Vocational Education Reform issued on January 24, 2019 provides, among others, that vocational education is as important as general education, and shall be put in a more prominent position in the reform and innovation of education and economic and social development of China. All sectors of the society, especially enterprises, are encouraged and supported to actively support vocational education and focus on cultivating high-quality workers and technical and skilled personnel. The Notice on the Implementation of Vocational skills-Upgrading Action “Internet + Vocational Skills Training Plan” issued on February 17, 2020 proposes, among others, to vigorously carry out online vocational skills training by innovating training methods, making full use of channels such as websites and mobile applications, and expanding the coverage of online vocational skills training, as well as to enrich the resources of online training courses by actively procuring technical colleges, enterprises and social training institutions to develop online training courses, grant access to online training resources, and cooperate with online training platforms to carry out online training. The Draft Revision of the Vocational Education Law of the PRC (Second Review Draft) published on December 24, 2021 for public comments requires, among others, that the departments in charge of industries, industry organizations and enterprises to participate in, support and carry on vocational education, and stipulates, among others, that the State encourages the development of vocational education in various levels and types, and support social forces to participate in vocational education extensively and equally. The Opinions on Promoting the High-quality Development of Modern Vocational Education issued on October 12, 2021, targets, among others, fundamental establishment of modern vocational education system, and significant improvement in the appeal and training quality of vocational education by 2025.

Regulations Relating to Internet Advertisement

The PRC Advertisement Law, which was promulgated by the SCNPC on October 27, 1994, and last amended on April 29, 2021, requires advertisers to ensure that the contents of the advertisements are true. The content of advertisements shall not contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the State or divulges the secrets of the State, (ii) information that contains wordings such as “national level,” “highest level,” and “best,” and (iii) information that contains ethnic, racial, religious, or sexual discrimination. Advertisements posted or published through the internet shall not affect normal usage of network by users. Advertisements published in the form of pop-up window on the internet shall display the close button clearly to make sure that the viewers can close the advertisement by one-click.

On July 4, 2016, the PRC State Administration for Industry and Commerce, promulgated the Internet Advertisement Measures, which became effective on September 1, 2016. The Internet Advertisement Measures regulates any advertisement published on the internet, including but not limited to, those on websites, webpage, and Apps, those in the forms of word, picture, audio and video. According to the Internet Advertisement Measures, internet information service providers must stop any person from using their information services to publish illegal advertisements if they are aware of, or should reasonably be aware of, such illegal advertisements even though the internet information service provider merely provides information services and is not involved in the internet advertisement businesses. The following activities are prohibited under the Internet Advertisement Measures: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements provided by others; (ii) using network access, network equipment, and applications to disrupt the normal transmission of lawful advertisements provided by others or adding or uploading advertisements without permission; or (iii) harming the interests of others by using false statistics or traffic data.

Regulations Relating to Information Security

Internet content in the PRC is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the SCNPC on December 28, 2000, and amended with immediate effect on August 27, 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security on December 16, 1997, and amended on January 8, 2011, prohibits the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

In addition, the State Secrecy Bureau is authorized for the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

On July 1, 2015, the SCNPC issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet, and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

On November 7, 2016, the SCNPC issued the PRC Cybersecurity Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cybersecurity. The PRC Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The PRC Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The PRC Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The PRC Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services, and e-government.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security on December 13, 2005, and became effective on March 1, 2006, requires internet service providers to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. Under the PRC Cybersecurity Law, network operators must also report any instances of public dissemination of prohibited content. If a network operator fails to comply with such requirements, the PRC government may revoke its ICP License and shut down its websites.

On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the SAMR jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.

On July 22, 2020, the Ministry of Public Security published the Guiding Opinions on the Implementation of Cybersecurity Hierarchical Protection System and Critical Information Infrastructure Security Protection System, which require, among others, to determine the cybersecurity protection level in a scientific manner based on the importance of network (including network facilities, information system, and data resources) in national security, economic construction, and social life, as well as factors such as the degree of harm after its destruction, to implement hierarchical protection and supervision, with emphasis on ensuring the security of critical information infrastructure and networks at or above the third level.

On June 10, 2021, the SCNPC issued the PRC Data Security Law, which has taken effect on September 1, 2021. The PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility, data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances.

The Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, promulgated by the General Office of the CPC Central Committee and the General Office of the State Council on July 6, 2021, called for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The aforesaid Opinions also called for the improvement of the relevant laws and regulations on data security, cross-border data flow and confidential information management, and proposed to revise the provisions on strengthening confidentiality and archive administration of overseas issuance and listing of securities, to consolidate responsibility for information security of overseas listed companies, and to strengthen the standardized management of the cross-border information provision mechanism and process.

On July 30, 2021, the State Council promulgated the Regulations for the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021, referring “critical information infrastructures” as important network facilities and information systems in important industries including public communications and information services, as well as those that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of damage, loss of function, or data leakage. On November 14, 2021, the CAC published a draft of the Administrative Regulations for Internet Data Security, providing that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing in a foreign country of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The CAC solicited comments until December 13, 2021, but there is no timetable as to when it will be enacted. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in April 2020 and effective in June 2020. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review, and an internet platform operator possessing personal information of over one million users and intending to be listed on a foreign stock exchange must be subject to the cybersecurity review.

Regulations Relating to Internet Privacy

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. PRC law does not prohibit internet content provision operators from collecting and analyzing personal information from their users. However, the Internet Measures prohibits an internet content provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party.

The Several Provisions on Regulating the Market Order of Internet Information Services, promulgated by the MIIT on December 29, 2011 and became effective on March 15, 2012, stipulates that internet content provision operators must not, without user consent, collect user personal information, which is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet content provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information. In addition, an internet content provision operator may only use such user personal information for the stated purposes under the internet content provision operator’s scope of service. Internet content provision operators are also required to ensure the proper security of user personal information and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the SCNPC promulgated the Decision of the Standing Committee of the National People’s Congress on Strengthening Online Information Protection (with immediate effect. The Decision provides that, among others, internet service providers shall abide by the principles of legality, legitimacy and necessity, clearly state the purpose, method and scope of the collection and use of information, obtain the consent of the person whose information is being collected when collecting and using a citizen’s personal information during business activities, and shall not violate the provisions of laws and regulations or the agreement between the parties when collecting and using information.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, which came into effect on September 1, 2013. Most requirements under the order that are relevant to internet content provision operators are consistent with pre-existing requirements but the requirements under the order are often more stringent and have a wider scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet content provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet content provision operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

The PRC Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the PRC Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

On February 4, 2015, the CAC promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 1, 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, profile photos, introductions and other registration-related information reported by the public in a timely manner. On October 26, 2021, the CAC published the Provisions on the Administrative of Account Names Information of Internet Users (Draft for Comments) for public comments. Pursuant to these provisions, internet user account service platforms shall, among others, establish, improve and strictly implement account name information management system, information content security system, and personal information protection system, and establish an account name information dynamic check patrol system for the verification of real identity information, improve their technical measures for purposes of account information legal compliance, and support account name authenticity checks.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirement of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified Apps.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, effective on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which lists six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

Pursuant to the Ninth Amendment to the PRC Criminal Law, issued by the SCNPC on August 29, 2015, and became effective on November 1, 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017, and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

The MIIT issued the Notice on the Further Special Rectification of App Infringing upon Users’ Personal Rights and Interests on July 22, 2020, which requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting or using personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third- parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. It also sets forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise the MIIT will make public announcement, remove the apps from the app stores or impose other administrative penalties.

On June 1, 2021, the Law of the PRC on the Protection of Minors (Revised in 2020), promulgated by the SCNPC, has come into effect, which specifies stringent requirements for the protection of minors’ information.

On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law specifically specifies the rules for handling sensitive personal information, i.e., personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the relevant regulators, and relevant regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation, among others, implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, requires algorithm recommendation service providers to inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and requires such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services.

Regulations Relating to Online Live Streaming Services

On November 4, 2016, the CAC issued the Administrative Regulations on Online Live Streaming Services, which came into effect on December 1, 2016, pursuant to which all online livestreaming service providers must take various measures during operation of live streaming services, including but not limited to: (i) establish platforms for reviewing live streaming content, conducting classification, and grading management according to the online live streaming content categories, user scale, and others, and adding tags to graphics, video, audio, or broadcast tag information for platforms; (ii) conduct verification on online live streaming users with valid identification information (e.g., authentic mobile phone numbers) and validate the registration of online live streaming publishers based on their identification documents (such as identity documents, business licenses, and organization code certificates); (iii) examine and verify the authenticity of the identification information of online live streaming service publishers, classify and file such identification information records with the internet information offices at the provincial level where they are located and provide such information to relevant law enforcement departments upon legal request; (iv) enter into a service agreement with the users of online live streaming services of which the essential clauses should be under guidance of internet information offices at the provincial level, to clarify the rights and obligations of the parties and require them to comply with the laws, regulations, and platform conventions; and (v) establish a credit-rating system and a blacklist system, to provide management and services according to such credit rating, prohibit re-registration of accounts by online live streaming service users on the black list, and promptly report such users to relevant internet information offices.

According to the Administrative Regulations on Online Live Streaming Services, online live streaming service providers and online live streaming publishers that provide internet news information services without licenses, or exceed the scope of their licenses, shall subject to punishment by the CAC and its provincial counterparts which may include an order to cease such services and a fine of RMB10,000 to RMB30,000. Other violations of the Administrative Regulations on Online Live Streaming Services are subject to punishment by the national and local internet information offices; if such violations constitute criminal offenses, criminal investigations or penalties may be imposed.

On September 2, 2016, the SAPPRFT issued the Circular of the State Administration of Press, Publication, Radio, Film and Television on Issues Concerning Strengthening the Administration of Online Live Streaming of Audio-Visual Programs. According to the circular, appropriate Audio-Visual Permit is a prerequisite for online audio-visual live streaming of general cultural events of social communities, sports events, important political, military, economic, social, and cultural events. Relevant information about specific activities to be streamed shall be filled in advance to the provincial counterparts of the SAPPRFT. Online audio-visual live streaming service providers shall censor and tape such programs and retain them for at least 60 days for future check by the administrative departments; and they shall have an established emergency reaction plan in place to replace programs in violation of laws and regulations. Bullet-screen comments shall be forbidden in the live streaming of important political, military, economic, social, sports, and cultural events. Special censor shall be appointed for bullet-screen comments in the live streaming of general cultural events of social communities and sports events. Hosts, guests, and targets hired or invited by online audio-visual live streaming programs shall meet the following requirements: (i) patriotic and law-abiding; (ii) good public reputation and social image, no scandals and no misdeeds; (iii) dress, hairstyle, language, and actions are consistent with public order and good morals, and not drawing topics with vulgar contents or contents inappropriate to discuss in public.

According to the Measures for the Administration of Cyber Performance Business Operations, promulgated by the Ministry of Culture on December 2, 2016 and became effective on January 1, 2017, a cyber-performance business entity engaging in cyber performance business operations shall, in accordance with the Internet Culture Provisions, apply to the cultural administrative department at the provincial level for an ICB License, and the license shall specify the scope of its cyber performance. A cyber-performance business entity shall indicate the number of its ICB License in a conspicuous position on its homepage. According to the 2021 Negative List, foreign investors are prohibited from investing in an entity holding an ICB License (except for music). Consequently, foreign investors are prohibited from investing in businesses that carry out and operate the short video and live streaming and online game via platform(s), as these businesses are deemed as businesses subject to foreign-investment prohibition by virtue of the platform’s need to obtain an ICB License (except for music).

According to the Notice on Strengthening the Management of Internet Live Streaming Service issued by Office of the National “Anti- pornography and Anti-illegal” Working Group, MIIT, the Ministry of Public Security, MCT, NRTA and CAC on August 1, 2018, live streaming service providers shall perform website ICP filing procedures with the competent telecommunication department according to law, and live streaming service providers involved in operating telecommunication business and internet news information, network performance, live streaming of audio-visual programs and other businesses shall apply to the relevant departments to obtain licenses for telecommunication business operation, internet news information services, network culture operation, and Audio-Visual Permit, etc., and within 30 days of the live streaming service going online, shall carry out public security registration procedures in accordance with relevant regulations with the public security authorities.

According to the Notice on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming issued by the NRTA on November 12, 2020, with respect to platforms providing online show live streaming services or e-commerce live streaming services, the overall ratio of front-line content reviewers to online live streaming rooms shall be 1:50 or higher. A platform shall report the number of its live streaming rooms, streamers and content reviewers to the provincial branch of the NRTA on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month.

According to the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting issued by CAC, Office of the National “Anti-pornography and Anti-illegal” Working Group, MIIT, the Ministry of Public Security, MCT, the State Administration for Market Regulation, or the SAMR and NRTA on February 9, 2021, live streaming platforms that carry out business- oriented network performance activities must hold the ICB License and carry out an ICP filing; live streaming platforms that carry out internet audio-visual program services must hold the Audio-Visual Permit (or complete the registration in the national internet audio-visual platforms information registration and management system) and carry out an ICP filing; live streaming platforms that carry internet news information service must hold internet news information service license. Live streaming platforms shall file with local cyberspace administration office in a timely manner and shall cancel its filing immediately after it ceases to provide live streaming services.

The Law of the PRC on the Protection of Minors (Revised in 2020) promulgated on October 17, 2020 and effective on June 1, 2021, provide that, among others, internet live streaming service providers shall not provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

Regulations Relating to Companies

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated on December 29, 1993, last amended with immediate effect on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The PRC Company Law also applies to foreign-invested limited liability companies but where other relevant laws regarding foreign investment have provided otherwise, such other laws shall prevail.

The latest major amendment to the PRC Company Law took effect on March 1, 2014, pursuant to which there is no longer a prescribed timeframe for shareholders of a company to make full capital contribution to a company, except as otherwise provided in other relevant laws, administrative regulations and State Council decisions. Instead, shareholders are only required to state the capital amount that they commit to subscribe to in the articles of association of the company. Furthermore, the initial payment of a company’s registered capital is no longer subject to a minimum capital requirement, and the business license of a company will not show its paid-up capital. In addition, shareholders’ contribution of the registered capital is no longer required to be verified by capital verification agencies.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC, and together with the Foreign Investment Law, and their respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in the Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On December 27, 2020, the Ministry of Commerce and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021, to replace the previous Encouraging Catalog. On December 27, 2021, the Ministry of Commerce and the NDRC released the 2021 Negative List, which became effective on January 1, 2022, to replace the previous Negative List.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the FIL, which became effective on January 1, 2020, and replaced the major laws and regulations governing foreign investment in China. Pursuant to the FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within China, (iii) foreign investors investing in new projects in China solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the FIL, foreign investment shall enjoy pre-entry national treatment, except for foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The FIL provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The FIL does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

The FIL also provides several protective rules and principles for foreign investors and their investments in China, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the PRC territory, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the FIL, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

Along with the FIL, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. The Implementing Rules of Foreign Investment Law further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the Ministry of Commerce and the SAMR, jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in China include the PRC Company Law and the FIL. Under the current regulatory regime in the PRC, foreign-invested enterprises in China may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset.

Regulations Relating to Intellectual Property

Copyright

The PRC has enacted various laws and regulations relating to the protection of copyright. China is a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works in October 1992, the Universal Copyright Convention in October 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The PRC Copyright Law promulgated by the SCNPC on September 7, 1990, last amended on November 11, 2020 and became effective on June 1, 2021, and its related Implementing Regulations issued by the State Council on August 2, 2002 and last amended on January 30, 2013 and became effective on March 1, 2013, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the PRC Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

Under the Regulations on Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an internet information service provider may be held liable under various situations, including if it knows or should reasonably have known a copyright infringement through the internet and the service provider fails to take measures to remove or block or disconnects links to the relevant content, or, although not aware of the infringement, the internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of infringement. The internet information service provider may be exempted from indemnification liabilities under the following circumstances:

(i)	any internet information service provider that provides automatic internet access service upon instructions from its users or provides automatic transmission service for works, performances and audio/visual products provided by its users is not required to assume indemnification liabilities if (a) it has not chosen or altered the transmitted works, performance and audio/visual products and (b) it provides such works, performances and audio/visual products to the designated users and prevents any person other than such designated users from obtaining access;
(ii)	any internet information service provider that, for the sake of improving network transmission efficiency, automatically stores and provides to its own users the relevant works, performances and audio/visual products obtained from any other internet information service providers, is not required to assume the indemnification liabilities if (a) it has not altered any of the works, performances or audio/visual products that are automatically stored; (b) it has not affected such original internet information service provider in holding the information about where the users obtain the relevant works, performances and audio/visual products; and (c) when the original internet information service provider revises, deletes or shields the works, performances and audio/visual products, it will automatically revise, delete or shield the same;

(iii)	any internet information service provider that provides its users with information memory space for such users to provide the works, performances and audio/visual products to the general public via an informational network is not required to assume the indemnification liabilities if (a) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (b) it has not altered the works, performances and audio/visual products that are provided by the users; (c) it is not aware of or has no justified reason to know that the works, performances and audio/visual products provided by the users infringe upon the copyrights of others; (d) it has not directly derived any economic benefit from the providing of the works, performances and audio/visual products by its users; and (e) after receiving a notice from the copyright holder, it promptly deletes the allegedly infringing works, performances and audio/visual products pursuant to the regulation;
(iv)	an internet information service provider that provides its users with search engine or link services should not be required to assume the indemnification liabilities if, after receiving a notice from the copyright holder, it disconnects the link to the allegedly infringing works, performances and audio/visual products pursuant to the regulation, unless it is aware of or should reasonably have known the infringement.

The Measures on Administrative Protection of Internet Copyright, that were promulgated by the Ministry of Information Industry and National Copyright Administration, or the NCA on April 29, 2005, and became effective on May 30, 2005, provided that an internet information service provider shall take measures to remove the relevant contents, record relevant information after receiving the notice from the copyright owner that some content communicated through internet infringes upon his/its copyright and preserve the copyright owner’s notice for 6 months. Where an internet information service provider clearly knows an internet content provider’s tortuous act of infringing upon another’s copyright through internet, or fails to take measures to remove relevant contents after receipt of the copyright owner’s notice although it does not know it clearly, and meanwhile damages public benefits, the infringer shall be ordered to stop the tortious act, and may be imposed of confiscation of the illegal proceeds and a fine of not more than 3 times the illegal business amount; if the illegal business amount is difficult to be calculated, a fine of not more than RMB100,000 may be imposed.

The Notice on Regulating Copyright Order of Internet Reproduction issued by the NCA on April 17, 2015 includes the following four major points: (i) clarify certain important issues related to internet copyrights in existing laws and regulations, including the definition of news, clarify statutory licenses that are not applicable to internet copyrights and prohibit the distortion of title and work intent; (ii) guide the press and media to further improve the internal management of copyrights, especially requesting the press to clarify the copyright sources of their content; (iii) encourage the press and internet media to actively carry out copyright cooperation; and (iv) ask the copyright administrations at all levels to strictly implement copyright supervision.

The Computer Software Copyright Registration Measures, promulgated by the NCA on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The NCA shall be the competent authority for the nationwide administration of software copyright registration and the PRC Copyright Protection Center, is designated as the software registration authority. The PRC Copyright Protection Center shall grant registration certificates to the Computer Software Copyrights applicants which conforms to the provisions of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, promulgated by the Supreme People’s Court on December 17, 2012, last amended on December 29, 2020 and came into effect on January 1, 2021, provide that web users or web service providers who create works, performances or audio-video products, for which others have the right of dissemination through information networks or are available on any information network without authorization shall be deemed to have infringed upon the right of dissemination through information networks.

The Notice on Launching “Jian Wang 2020” Special Actions Against Internet Piracy and Copyright Infringement, jointly issued by NCA, MIIT, the Ministry of Public Security, and CAC in 2020 includes carrying out special rectification of audio-visual works copyright and social platform copyright, and consolidating the achievements of copyright management in key areas, including strengthening the rectification of the infringements such as plagiarism, adaptation and database copying in the knowledge sharing field and the copyright supervision over large-scale knowledge sharing platforms.

Trademark

Trademarks are protected by the PRC Trademark Law which was promulgated on August 23, 1982, and last amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the State Council on August 3, 2002 and amended on April 29, 2014. In the PRC, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks.

The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC and grants a term of ten years to registered trademarks. Trademarks are renewable every ten years where a registered trademark needs to be used after the expiration of its validity term. A registration renewal application shall be filed within twelve months prior to the expiration of the term. A trademark registrant may license its registered trademark to another party by entering into a trademark license contract. Trademark license agreements must be filed with the trademark office to be recorded. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities. As with trademarks, the PRC Trademark Law has adopted a “first come, first file” principle with respect to trademark registration. Where trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Patent

Patents are protected by the PRC Patent Law which was promulgated on March 12, 1984, last amended on October 17, 2020, and effective on June 1, 2021, and its Implementation Rules promulgated on January 19, 1985 and last amended on January 9, 2010 by the State Council. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model, and a fifteen-year term for a design. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names. China Internet Network Information Center adopts the “first to file” principle with respect to the registration of domain names. In November 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain names used by an internet-based information service provider in providing internet- based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996, and last amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local branches. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise provided by laws and regulations, PRC companies may repatriate foreign currency payments received from abroad or retain the same abroad. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in settlement and sale of foreign exchange pursuant to relevant PRC rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except where such approval is not required under the relevant PRC rules and regulations.

Regulations Relating to Offshore Investment

On July 4, 2014, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, a PRC resident must register with the local SAFE counterpart before contributing assets or equity interests in an offshore special purpose vehicle, that is directly established or indirectly controlled by such PRC resident for the purpose of conducting investment or financing. In addition, following the initial registration, in the event of any major change in respect of the offshore special purpose vehicle, including, among other things, a change of offshore special purpose vehicle’s PRC resident shareholder(s), the name of the offshore special purpose vehicle, terms of operation, or any increase or reduction of the offshore special purpose vehicle’s capital, share transfer or swap, and merger or division, the PRC resident shall complete the change of foreign exchange registration procedures for offshore investment with the local SAFE counterpart. According to the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident shall only register the offshore special purpose vehicle directly established or controlled (first level).” At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment to SAFE Circular 37. Under the relevant rules, failure to comply with the registration procedures set out in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who hold any shares in the company from time to time are required to register with the SAFE in connection with their investments in the company.

On February 13, 2015, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective on June 1, 2015, which further amended SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than SAFE or its local counterpart in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, according to which the foreign exchange capital of foreign-invested enterprises must be subject to the Discretional Foreign Exchange Settlement, which refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, on June 9, 2016, which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which became effective on the same day. SAFE Circular 28 allows non-investment foreign- invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the currently effective Negative List and the target investment projects are genuine and in compliance with laws. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Regulations Relating to Stock Incentive Plans

In February 2012, SAFE promulgated the Notices of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions are required to register with SAFE or its local branches and complete certain other procedures through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents. Under the Circular of the State Taxation Administration on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated by the STA and effective from August 24, 2009, listed companies and their domestic organizations shall, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

Regulations Relating to Tax

Enterprise Income Tax

The PRC Enterprise Income Tax Law and the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Laws, were promulgated on March 16, 2007, and December 6, 2007, respectively and were most recently amended on December 29, 2018 and April 23, 2019, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within China. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the EIT Laws and relevant implementing regulations, a uniform EIT rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment institutions or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside China.

The Notice of the State Taxation Administration Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, promulgated on April 22, 2009 and amended on January 29, 2014 and December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or STA Bulletin 45, which was promulgated on July 27, 2011, amended on June 15, 2018, and effective on September 1, 2011, further provides guidance on the implementation of STA Circular 82 and clarifies certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to STA Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. According to STA Bulletin 45, when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the PRC controlled offshore incorporated enterprise.

The EIT Laws permit certain High and New Technology Enterprises, or HNTEs, to enjoy a reduced 15% EIT rate subject to these HNTEs meeting certain qualification criteria and permit certain small low-profit enterprises to enjoy a reduced 20% EIT rate subject to certain conditions. In addition, the relevant EIT laws and regulations also provide that entities recognized as software enterprises are able to enjoy a tax holiday consisting of a two-year- exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years, while entities qualified as key software enterprises can enjoy a preferential EIT rate of 10%.

The Bulletin of the State Taxation Administration on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, was issued on February 3, 2015 and most recently amended pursuant to the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, which was issued on October 17, 2017, amended on June 15, 2018 and effective as of December 1, 2017. Pursuant to STA Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC EIT. As a result, gains derived from an indirect transfer may be subject to PRC EIT. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing and would consequently be subject to PRC EIT at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC EIT at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of STA Bulletin 7.

VAT and Business Tax

Before August 2013 and pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenue generated from providing services. However, if the services provided are related to technology development and transfer, the business tax may be exempted subject to approval by the relevant tax authorities.

In November 2011, the Ministry of Finance and the STA promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In May and December 2013, April 2014, March 2016 and July 2017, the Ministry of Finance and the STA promulgated five circulars to further expand the scope of services that are to be subject to VAT instead of business tax. Pursuant to these tax rules, from August 1, 2013, a VAT was imposed to replace the business tax in certain service industries, including technology services and advertising services, and from May 1, 2016, VAT replaced business tax in all industries, on a nationwide basis. On November 19, 2017, the State Council further amended the Interim Regulation of the People’s Republic of China on Value Added Tax to reflect the normalization of the pilot program. The VAT rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

On April 4, 2018, the Ministry of Finance and the STA issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the above-mentioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10%, respectively starting from May 1, 2018.

On March 20, 2019, the Ministry of Finance, the STA and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, which came into effect on April 1, 2019, to further slash VAT rates. According to the announcement, (i) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at

16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

Dividend Withholding Tax

The PRC Enterprise Income Tax Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business, but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice of the State Taxation Administration on Issues Relating to the Implementation of Dividend Clauses in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Announcement of the State Taxation Administration on Issues Relating to “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the STA, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This notice further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits.

Regulations Relating to Employment and Social Welfare

The Labor Contract Law

According to the PRC Labor Law promulgated on July 5, 1994, and last amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide laborers with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of labor protection. The PRC Labor Contract Law, which was implemented on January 1, 2008, and amended on December 28, 2012, is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended on December 20, 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance for Employees of Corporations of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, enterprises are obliged to provide their employees in China with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Funds which was promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulations Relating to Unfair Competition and Anti-Monopoly

According to the Anti-unfair Competition Law of the PRC, promulgated by the SCNPC on September 2, 1993, and last amended with immediate effect on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions set forth therein in its production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity, as well as laws and business ethics during production and operating activities.

On August 17, 2021, the SAMR issued a draft of the Provisions on the Prohibition of Internet Unfair Competition for public comments, which, among others, prohibit operators from carrying out or assisting in carrying out acts of internet unfair competition, disrupt the market competition order, affect market fair trade, or harm the legitimate rights and interests of other business operators or consumers directly or indirectly.

The Anti-Monopoly Law of the PRC promulgated by the SCNPC, which became effective on August 1, 2008, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008, and latest amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China.

On October 23, 2020, the SAMR further issued the Measures for Examination and Approval of Concentration of Business Operators, effective on December 1, 2020, which refers concentration as (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

In early February 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which provides that the calculation of turnover in the field of platform economy may be different depending on the business model of the operators: for platform operators who only provide information matchings and collect commissions, their turnovers should be calculated including the service fee charged by the platform and other platform income; for the platform operators who participate in the market competition on the platform side, their turnovers shall be calculated including the transaction amount involved in the platform and other platforms. The concentration of undertakings involving the agreement control (VIE) structure falls within the scope of the antitrust review of concentration of undertakings. Where the concentration of undertakings meets the declaration standards set by the State Council, the operators shall declare to the Anti-Monopoly Law Enforcement Agency of the State Council in advance, and the concentration shall not be implemented if the concentration is not declared. According to the Anti-Monopoly Law of the PRC, if business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and impose fines of up to RMB500,000.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006, and was revised on June 22, 2009, governing the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares of or equity interests in PRC domestic companies, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

In addition, in 2011, the General Office of the State Council promulgated the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, the Ministry of Commerce promulgated the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, effective in September 2011, to implement Circular 6. Under Circular 6, security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing the Ministry of Commerce regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out security review. The Rules prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Security Review Circular are subject to the Ministry of Commerce’s review. On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review for Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, who will lead the task together with the Ministry of Commerce. Foreign investor or relevant parties in China must declare the security review to the aforesaid office prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies, and other important fields relating to national security and obtain control in the target enterprise.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company will be subject to administrative penalties such as warnings, fines, suspension of relevant business or operations, and revocation of licenses and permits, and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may also be subject to administrative penalties such as warnings and fines. On the same day, the CSRC also issued the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments) which, among others, set forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on these two drafts ended on January 23, 2022.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and our VIEs.

Notes:

(1)	Yuan Zhou and Dahai Li each holds 99.31% and 0.69% of the equity interests in Zhizhe Tianxia, respectively.
(2)	Zhizhe Tianxia owns, through its wholly-owned subsidiaries, 55% equity interests in each of Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, and Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban. Shanghai Pinzhi and its shareholders entered into a series of contractual arrangements with Shanghai Zhishi Commercial Consulting Co., Ltd., our subsidiary in China, and Shanghai Biban and its shareholders entered into a series of contractual arrangements with Shanghai Paya Information Technology co., Ltd, or Shanghai Paya, our subsidiary in China.

Contractual Arrangements with Our VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Zhihu Inc. is an exempted company with limited liability established in the Cayman Islands. To comply with PRC laws and regulations, we conduct certain of our businesses in China through Zhizhe Tianxia, Shanghai Pinzhi and Shanghai Biban, our VIEs, based on a series of contractual arrangements by and among our WFOEs, our VIEs, and their shareholders.

Our contractual arrangements with our VIE and their shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by the PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, our VIEs, and their respective shareholders.

Agreements that provide us with effective control over our VIEs

Exclusive Business Cooperation Agreements

Zhizhe Tianxia entered into an exclusive business cooperation agreement with Zhizhe Sihai on December 21, 2021 (the “Exclusive Business Cooperation Agreement”), pursuant to which Zhizhe Tianxia agrees to engage Zhizhe Sihai as its exclusive provider of business support, technical and consulting services, including without limitation technical services, network support, business consultation, intellectual property licensing, equipment and leasing, market consultancy, system integration, product research and development and system maintenance, and management consulting services relating to Zhizhe Tianxia’s operations, in exchange for service fees. Under these arrangements, the service fees, subject to Zhizhe Sihai’s adjustment, are equal to all of the net profit of the Zhizhe Tianxia and its subsidiaries. Zhizhe Sihai may adjust the service fees at its sole discretion, after consideration of certain factors, including but not limited to the deduction of necessary costs, expenses, taxes and other statutory contribution in relation to the respective fiscal year, and may also include accumulated losses of Zhizhe Tianxia and its subsidiaries from previous financial periods. If Zhizhe Tianxia runs into financial deficit or suffers severe operation difficulties, Zhizhe Sihai will provide financial support to Zhizhe Tianxia.

Intellectual property rights are developed during the normal course of business of Zhizhe Tianxia and its subsidiaries. Pursuant to the Exclusive Business Cooperation Agreement, Zhizhe Sihai will have the exclusive and proprietary rights to all intellectual properties developed by Zhizhe Tianxia and its subsidiaries, in connection with performance of the Exclusive Business Cooperation Agreement.

Unless otherwise terminated early by Zhizhe Sihai, the Exclusive Business Cooperation Agreement will remain effective unless terminated in the event that (a) the entire equity interests held by the shareholders in Zhizhe Tianxia or the entire assets of Zhizhe Tianxia have been transferred to Zhizhe Sihai; (b) in accordance with the other provisions of the Exclusive Business Cooperation Agreement.

Shanghai Pinzhi entered into an exclusive technology development, consultancy and services agreement with Shanghai Zhishi on September 7, 2021 (the “Pinzhi Exclusive Business Cooperation Agreement”), pursuant to which Shanghai Pinzhi agrees to engage Shanghai Zhishi as its exclusive provider of technology development, consultancy and services in exchange for service fees. The service fees shall be equal to the total consolidated net profit of Shanghai Pinzhi, after deducting the business expenses as confirmed by both parties. Shanghai Zhishi may adjust the service fees at its sole discretion, taking into account the content of the services provided during the year and the business need of Shanghai Pinzhi. Shanghai Zhishi may provide financial support to Shanghai Pinzhi to ensure Shanghai Pinzhi can meet its operational cash flow requirements and/or to support it when it suffers operational losses. Unless otherwise terminated early by mutual agreement or pursuant to provisions set forth therein, the Pinzhi Exclusive Business Cooperation Agreement shall have a term of twenty years from date of signing. The remaining principal terms of the Pinzhi Exclusive Business Cooperation Agreement are substantially similar to those under the Exclusive Business Cooperation Agreement as set out above.

Shanghai Biban entered into an exclusive technology development, consultancy and services agreement with Shanghai Paya on November 9, 2021 (the “Biban Exclusive Business Cooperation Agreement”), the principal terms of which are substantially the same as those under the Pinzhi Exclusive Business Cooperation Agreement.

Shareholders’ Rights Entrustment Agreement and Powers of Attorney

Pursuant to the shareholder’s rights entrustment agreement entered into among the shareholders of Zhizhe Tianxia, Zhizhe Sihai and Zhizhe Tianxia on December 21, 2021 (the “Shareholders’ Rights Entrustment Agreement”), and the irrevocable power of attorney executed by each of the shareholders of Zhizhe Tianxia on the same day (the “Power of Attorney”), whereby the shareholders appointed Zhizhe Sihai or a director of its offshore holding company or his or her successor (including a liquidator replacing such director) as their exclusive agent and attorney to act on their behalf on all matters concerning Zhizhe Tianxia and its subsidiaries and to exercise all of its rights as a registered shareholder of Zhizhe Tianxia; such attorney cannot be the shareholder himself/herself or another shareholder of Zhizhe Tianxia. These rights include (i) the right to propose, convene and attend shareholders’ meetings; (ii) the right to sell, transfer, pledge or dispose of shares; (iii) the right to exercise shareholders’ voting rights; and (iv) the right to appoint the legal representative (chairperson), the director, supervisor, the chief executive officer (or general manager) and other senior management members of Zhizhe Tianxia. The authorized person is entitled to sign minutes, file documents with the relevant companies registry and exercise voting rights in Zhizhe Tianxia on behalf of the relevant shareholders. As a result of the Shareholders’ Rights Entrustment Agreement and the Powers of Attorney, we, through Zhizhe Sihai, are able to exercise management control over the activities that most significantly impact the economic performance of Zhizhe Tianxia. The Shareholders’ Rights Entrustment Agreement and the Powers of Attorney shall automatically terminate once Zhizhe Sihai or its designee directly holds the entire equity interests in and/or the entire assets of Zhizhe Tianxia once permitted under the then PRC laws and Zhizhe Sihai or its designee is allowed to conduct the Relevant Businesses of Zhizhe Tianxia.

The shareholders of Shanghai Pinzhi each entered into a power of attorney on September 7, 2021 (the “Pinzhi Power of Attorney”) in favor of Shanghai Zhishi, the principal terms of which are substantially similar to those under the Shareholders’ Rights Entrustment Agreement as set out above except that the Pinzhi Power of Attorney shall terminate upon the earlier of (a) the relevant shareholder ceasing to be a shareholder of Shanghai Pinzhi and (b) when the attorney terminates such Power of Attorney by written notice to the relevant shareholder. The shareholders of Shanghai Biban each entered into a power of attorney on November 9, 2021 (the “Biban Power of Attorney”) in favor of Shanghai Paya, the principal terms of which are substantially the same as those under the Pinzhi Powers of Attorney.

Share Pledge Agreement

Zhizhe Tianxia, the shareholders of Zhizhe Tianxia and Zhizhe Sihai entered into a share pledge agreement on December 21, 2021 (the “Share Pledge Agreement”). Under the Share Pledge Agreement, the shareholders of Zhizhe Tianxia will pledge all of their respective equity interests in Zhizhe Tianxia to Zhizhe Sihai as collateral security for any or all of their payments due to Zhizhe Sihai and to secure performance of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, Shareholders’ Rights Entrustment Agreement and the Powers of Attorney. The Share Pledge Agreement will not terminate until (i) all obligations of Zhizhe Tianxia and its shareholders are satisfied in full; (ii) Zhizhe Sihai exercises its exclusive option to purchase the entire equity interests held by the shareholders in Zhizhe Tianxia and/or the entire assets of Zhizhe Tianxia pursuant to the Exclusive Option Agreement when it is permitted to do so under the applicable PRC laws; (iii) Zhizhe Sihai exercises its unilateral and unconditional right of termination; or (iv) the Share Pledge Agreement is required to be terminated in accordance with applicable PRC laws. Should an event of default (as provided in the Share Pledge Agreement) occur, unless it is successfully resolved to Zhizhe Sihai’s satisfaction within 30 days upon being notified by Zhizhe Sihai, Zhizhe Sihai may demand that Zhizhe Tianxia immediately pay all outstanding payments due under the Exclusive Business Cooperation Agreement, repay any loans and make all other payments due to it, and/or dispose of the pledged equity interests and use the proceeds to repay any outstanding payments due to Zhizhe Sihai. The shareholders of Zhizhe Tianxia have pledged their equity interests in Zhizhe Tianxia to Zhizhe Sihai and registered such pledges with the relevant PRC governmental authority pursuant to PRC laws and regulations.

Shanghai Pinzhi, the shareholders of Shanghai Pinzhi and Shanghai Zhishi entered into a share pledge agreement on September 7, 2021 (the “Pinzhi Share Pledge Agreement”) which shall terminate upon all obligations of Shanghai Pinzhi and its shareholders under the Pinzhi Exclusive Business Cooperation Agreement, the Pinzhi Exclusive Option Agreement and the Pinzhi Powers of Attorney are satisfied in full. The remaining principal terms of the Pinzhi Share Pledge Agreement are substantially similar to those under the Share Pledge Agreement as set out above. Shanghai Biban, the shareholders of Shanghai Biban and Shanghai Paya entered into a share pledge agreement on November 9, 2021 (the “Biban Share Pledge Agreement”), the principal terms of which are substantially the same as those under the Pinzhi Share Pledge Agreement.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Exclusive Option Agreements

Zhizhe Tianxia and its shareholders entered into an exclusive option agreement with Zhizhe Sihai dated December 21, 2021 (the “Exclusive Option Agreement”), pursuant to which Zhizhe Sihai or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Zhizhe Tianxia for a nominal price, unless the relevant government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to relevant PRC laws and regulations, the shareholders of Zhizhe Tianxia and/or Zhizhe Tianxia shall return any amount of purchase price they have received to Zhizhe Sihai or its designee. At Zhizhe Sihai’s request, the shareholders of Zhizhe Tianxia will promptly transfer their respective equity interests in and/or the relevant assets of Zhizhe Tianxia to Zhizhe Sihai or its designee after Zhizhe Sihai exercises its purchase right. Unless otherwise terminated early by Zhizhe Sihai through written notice, the Exclusive Option Agreement will remain effective until when all the purchased equity interests and/or the relevant assets are transferred to Zhizhe Sihai and/or the designee and Zhizhe Sihai and its subsidiaries have the right to legally conduct the business of Zhizhe Tianxia according to the PRC law.

During the term of the Exclusive Option Agreement, Zhizhe Tianxia is not allowed to, and shall procure its subsidiaries not to, sell, transfer, mortgage or otherwise dispose of any of its assets (exceeding the value of RMB1 million) without the prior written consent of Zhizhe Sihai. In addition, the shareholders are not allowed to request for any distributions, gains or other form of profits sharing and should forgo such distributions, gains or any other form of profits sharing within the scope permitted by the PRC law. In the event that the shareholders of Zhizhe Tianxia receive any distribution from Zhizhe Tianxia and/or its subsidiaries and subject to the PRC laws, the shareholders must immediately pay or transfer such distribution to Zhizhe Sihai or its designee. If Zhizhe Sihai exercises its purchase right, all or any part of the equity interests in and/or assets of Zhizhe Tianxia acquired would be transferred to Zhizhe Sihai and the benefits of equity ownership and/or assets, as applicable, would flow to us and our Shareholders.

As provided in the Exclusive Option Agreement, without the prior written consent of Zhizhe Sihai, Zhizhe Tianxia shall not, and shall procure its subsidiaries not to, among other things, (i) sell, transfer, pledge or dispose of in any manner any of its assets for a value more than RMB1 million; (ii) execute any material contract for a value more than RMB1 million, except any contracts in the ordinary course of business and any contracts entered into with any members of our Group; (iii) provide any loan, financial support, pledge or guarantees in any form to any third party, or allow any third party create any pledge or other security interest on its assets or equity; (iv) incur, inherit, guarantee or allow any debt that is not incurred in the ordinary course of business of Zhizhe Tianxia or not disclosed and consented to by Zhizhe Sihai; (v) enter into any consolidation or merger with any third party, or acquire or invest in any third party; (vi) increase or reduce its registered capital, or alter the structure of the registered capital in any other way. As such, the potential adverse effect on Zhizhe Sihai and us in the event of any loss suffered from Zhizhe Tianxia and/or its subsidiaries can be limited to a certain extent.

Shanghai Pinzhi entered into an exclusive option agreement with Shanghai Zhishi on September 7, 2021 (the “Pinzhi Exclusive Option Agreement”), pursuant to which Shanghai Zhishi or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Shanghai Pinzhi for RMB10 or the lowest amount allowed by PRC laws and regulations. The Pinzhi Exclusive Option Agreement shall take effect from the date of signing and terminate when all the purchased equity interests and/or assets are transferred to Shanghai Zhishi or its designee. The remaining principal terms of the Pinzhi Exclusive Option Agreement are substantially similar to those under the Exclusive Option Agreement, except that the materiality threshold under the Pinzhi Exclusive Option Agreement for the corporate actions that require Shanghai Zhishi’s consent is RMB500 thousand or higher (rather than RMB1 million). Shanghai Biban entered into an exclusive option agreement with Shanghai Paya on November 9, 2021 (the “Biban Exclusive Option Agreement”), the principal terms of which are substantially the same as those under the Pinzhi Exclusive Option Agreement.

D.Property, Plants and Equipment

Our principal place of business is located in Beijing, China. As of the date of this annual report, we lease 24 properties in Beijing, Shanghai, Guangzhou, Nanjing, Chengdu, Dalian, and Chongqing in China with an aggregate gross floor area of over 25,000 square meters. These leases vary in duration from approximately 12 to 48.5 months.

Our leased properties in China serve as our offices and data centers. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations.

As of the date of this annual report, landlords of 7 of our 24 leased properties in China have not provided us with valid title certificates or relevant authorization documents evidencing their rights to lease the properties to us. Consequently, if any of these leases is terminated as a result of challenges by third parties, we may not be able to continue to use such properties. We believe that alternative premises are available at reasonable market rates if we were forced to relocate our premises which lack valid title certificates.

Pursuant to the applicable PRC laws and regulations, property lease contracts must be registered with the relevant local branches of the PRC Ministry of Housing and Urban Development. As of the date of this annual report, we had not completed lease registration of the properties we leased in China, primarily due to the difficulty of procuring the relevant landlords’ cooperation to register such leases. The registration of such leases will require cooperation of our landlords. Our PRC legal counsel has advised us that the lack of registration for the lease contracts will not affect the validity of such lease contracts under PRC law, and has also advised us that a maximum penalty of RMB10,000 may be imposed for each incident of noncompliance of lease registration requirements.

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

A.Operating Results

Zhihu is one of the top five comprehensive online content communities and the largest Q&A-inspired online community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. In the fourth quarter of 2021, Zhihu had 500 million average monthly viewers and 390 million average monthly engagements. As of December 31, 2021, Zhihu had 55 million cumulative content creators, who had contributed 420 million cumulative Q&As covering over 1,000 verticals. Zhihu is a leading online content community widely regarded as offering high-quality content in China, according to the CIC Survey.

Launched in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. We are among the first several industry players to offer paid membership program and developed content-commerce solutions for merchants and brands, according to CIC. We continue to leverage our content-centric business model and launch new monetization channels such as offering vocational training and e-commerce services. We believe that we are still in an early stage of monetization with significant runway for growth across a span of monetization channels.

During 2019, 2020, and 2021, we achieved significant business growth yet incurred net loss and net operating cash outflow, primarily attributable to our content-related cost that helped build our rich content library, sales and marketing expenses for promotional and advertising activities, and research and development expenses to enhance technological infrastructure. Our revenue increased from RMB670.5 million in 2019 to RMB1.4 billion in 2020, and further to RMB3.0 billion (US$464.4 million) in 2021, representing a CAGR of 110.1% from 2019. Our gross profit increased from RMB312.3 million in 2019 to RMB757.8 million in 2020, and further to RMB1.6 billion (US$243.8 million) in 2021. Our net loss was RMB1.0 billion in 2019, RMB517.6 million in 2020, and RMB1.3 billion (US$203.8 million) in 2021. We had net operating cash outflows of RMB715.5 million, RMB244.4 million, and RMB440.2 million (US$69.1 million) in 2019, 2020, and 2021, respectively. We expect to continue incurring net loss and net operating cash outflow in the near future as we continue to strategically incurred expenditures to build up and expand our content ecosystem to further enhance Zhihu’s content quality and content portfolio, promote community culture and user engagement, and solidify organic growth.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following factors.

Our content offerings

As an online content community, the overall scale of our user base, level of user engagement, and content creation all depend on the breadth, depth, richness, and quality of our content offerings. As of December 31, 2021, our community had 490 million cumulative pieces of content, including 420 million cumulative Q&As. The ever-growing Zhihu content has expanded to include timely content covering trending events to satisfy the needs and improve the experience of our increasingly diverse user base. In addition, the increasingly broad content coverage and diverse content formats cater to our users’ continually evolving preferences. We have been deepening our exiting content products and adding new product categories to cover a wider spectrum of content consumption scenarios in our users’ daily lives. We will continue to motivate and support content creators to create more high-quality content. Furthermore, we have developed and will continue to develop utilities and incentives to facilitate the content creation process.

Our user base

Our business and revenue growth rely on our ability to further grow our user base. We believe that a strong increase in the size of our user base, coupled with a more vibrant community, could deepen our monetization and lead to growth of our business and revenue. Our user base also helps us motivate content creators to produce more high-quality content, which further stimulates user interactions and spending. With the fast-growing user base, more content creators have emerged on Zhihu. We provide multiple channels for content creators to monetize their contribution in our community.

We have experienced rapid user growth since our inception. Our average MAUs increased from 48.0 million in 2019 to 68.5 million in 2020 and further to 95.9 million in 2021. Benefiting from our expanding user base and comprehensive content offerings, we have created a vibrant community with expanding subscribing members and other customers. For example, our average monthly subscribing members increased significantly from 0.6 million in 2019 to 2.4 million in 2020 and to 5.1 million in 2021, and our paying ratio increased from 1.2% in 2019 to 3.4% in 2020 and further to 5.3% in 2021. In addition, the growth of our user base has attracted more merchants and brands to our community and increased their spending to pursue more effective branding and advertising.

Our content-centric monetization

Our revenue and business scale depend on our ability to further enhance our monetization by increasing the effectiveness of diversified monetization model for each revenue stream and expanding our revenue streams.

We have been expanding our service offerings to meet the diverse needs of our users, content creators and business partners. We have been enhancing our content-centric monetization in each of our revenue streams, including advertising, paid membership, content-commerce solutions, vocational training, and other services that we introduce from time to time, such as e-commerce. The willingness of our users to pay for premium content largely depends on the breadth, depth, and quality of our premium content, and thus better premium content could result in higher value for our paid membership services. Our rich content offerings and user base attract more merchants and brands to promote their products and services and achieve other commercial goals through our advertising services and content-commerce solutions. For instance, we formally launched content-commerce solutions in early 2020 and our revenue from content-commerce solutions grew approximately four times year over year in the fourth quarter of 2021. In addition to continuously expanding our customer base via our diversified service offerings, we plan to further improve the effectiveness of our monetization channels and increase the spending of our existing merchants and brands as well as paying users.

We have consistently explored additional content-centric monetization channels and added new revenue streams. For example, we have launched our vocational training and e-commerce services to expand our vertical service coverage and meet user demand. We plan to further expand monetization of our content community and seek to further diversify our revenue streams.

Our operating efficiency

Our efficiency and margin depend on our ability to strategically increase our scale and manage our costs and expenses. As the majority of our content is UGC, we benefit from our organically generated diverse content that stimulate interactions among users and content creators, as well as efficient content acquisition. We also deploy resources to strategically acquire high-quality content to enrich our premium content library. As we continue to expand our revenue streams, our revenue mix and ability to manage the level of revenue sharing to content providers might also affect our gross profit margin.

We seek to continually optimize our expense structure. Our operating efficiency is significantly affected by our user acquisition strategy. We actively engage in selling and marketing efforts to capture marketing opportunities from which we can effectively increase our user base, while focusing on more precise and effective ways of user acquisition. To further drive our sales and marketing effectiveness, we will continue to enhance our brand recognition to achieve organic user acquisition and retention.

Our people and technology

We focus on investing in our people and technology, which are crucial for us to enrich our content offerings, further grow our user base, incentivize content creators, and attract merchants and brands. We recruit, retain, and motivate talented employees to support our growth. Our technology infrastructure supports our business model in various aspects, from understanding our users, optimizing our content offerings, promoting interaction and engagement between our users and content creators, nurturing our community, to enhancing our service offerings. We will continue to develop and apply state-of-the-art technologies to keep pace with the growth of our business, scale our content offerings, and improve operating efficiency. We will continue to invest in people and technology to facilitate our future growth.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

The COVID-19 pandemic has had, and, together with any subsequent outbreaks driven by new variants of COVID-19, such as Omicron may continue to have, an adverse impact on our operations and financial performance. For example, some of our merchants and brands reduced their expenditures on advertising in the first half of 2020 due to the COVID-19 pandemic. Our advertising revenue increased by 46.0% from RMB577.4 million in 2019 to RMB843.3 million in 2020. In addition, the outbreak of the COVID-19 pandemic led us to delay the formal launch of our content-commerce solutions. Furthermore, our selling and marketing expenses decreased to RMB734.8 million in 2020 from RMB766.5 million in 2019, as many of the regular or scheduled offline marketing events in China were canceled or delayed in 2020 due to the COVID-19 pandemic.

In China, business activities have largely resumed, government emergency measures have been significantly relaxed, and the general economy is gradually recovering. Recently, there has been an increasing number of COVID-19 cases, including outbreaks driven by variants of COVID-19, such as Omicron in multiple cities in China. The extent to which the COVID-19 pandemic may continue to affect our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.”

Key Components of Results of Operations

Revenue

We generate revenue primarily through (i) advertising, (ii) paid membership, (iii) content-commerce solutions, and (iv) other services, including vocational training and e-commerce services. The following table sets forth a breakdown of revenue by type both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenue
Advertising	577,424	86.1	843,284	62.4	1,160,886	182,168	39.2
Paid membership	87,997	13.1	320,471	23.7	668,507	104,903	22.6
Content-commerce solutions	641	0.1	135,813	10.0	973,986	152,840	32.9
Others	4,449	0.7	52,628	3.9	155,945	24,471	5.3
Total	670,511	100.0	1,352,196	100.0	2,959,324	464,382	100.0

Advertising. We generate revenue from advertising services. Our advertising revenue is primarily driven by our MAUs and advertising revenue per MAU. The following table sets forth average MAUs and advertising revenue per MAU for the periods indicated.

	For the Year Ended December 31,			2019-2021
	2019	2020	2021	CAGR
Average MAUs (in millions)	48.0	68.5	95.9	41.4%
Advertising revenue per MAU (in RMB)	12.0	12.3	12.1	0.4%

We still experienced continued growth in our advertising revenue reflecting the significant and continued increase in MAUs and relatively stable advertising revenue per MAU, despite the negative impact that the COVID-19 pandemic had on the expenditure of some of our merchants and brands for advertising services in 2020. We expect that our advertising revenue will continue to increase in the foreseeable future as our advertising services grow.

Our advertisers are generally attracted by, among other things, the expanding user base and user profiles as well as the content generated in our community. They typically select target audience based on user profiles and review performance indices instead of specifying target content category or monitoring other similar metrics. We do not believe that we have concentration in terms of user profiles. The pricing of our advertising is determined based on our internal marked price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of advertisers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on marked price for our advertising services. As we continue to scale up our advertising business, we have maintained a moderately increasing trend on our marked price while narrowing the rebates and discounts offered to advertisers. In particular, while the marked price of our CPM-based services remained relatively stable, our CPD-based services experienced an increase as our user base expanded. These result in a moderately increasing trend on our effective pricing, which excludes rebates and discounts.

Paid Membership. We generate substantially all of our paid membership revenue from Yan Selection (鹽選) membership fees. The following table sets forth our average MAUs, average monthly subscribing members, and paying ratio for the periods indicated.

	For the Year Ended December 31,			2019-2021
	2019	2020	2021	CAGR
Average MAUs (in millions)	48.0	68.5	95.9	41.4%
Average monthly subscribing members (in thousands)	574.2	2,362.6	5,076.0	197.3%
Paying ratio	1.2%	3.4%	5.3%	110.2%

We formally launched our Yan Selection membership program in March 2019, and since then have continued to enhance the volume and quality of our premium content. The increase in paid membership revenue during the periods primarily reflected the increases in our MAUs as well as the paying ratio. In particular, the continued increase in paying ratio reflects the wider acceptance of the paid membership among our community. We expect that our paid membership revenue will continue to increase in absolute amount in the foreseeable future.

Content-Commerce Solutions. We generate content-commerce solutions revenue primarily from service fees from our Zhi+ solutions. We formally launched our content-commerce solutions in early 2020 and booked immaterial amount of revenue in late 2019 for conducting trials of related products and protocols. The content-commerce solutions have demonstrated strong growth momentum since the launch. Our revenue from content- commerce solutions increased from RMB135.8 million in 2020 to RMB974.0 million (US$152.8 million) in 2021, primarily driven by the number of our MAUs and average content-commerce solutions revenue per MAU. The following table sets forth average MAUs and content-commerce solutions revenue per MAU for the periods indicated.

	For the Year Ended December 31,			2019-2021
	2019	2020	2021	CAGR
Average MAUs (in millions)	48.0	68.5	95.9	41.4%
Content-commerce solutions revenue per MAU (in RMB)	—	2.0	10.2	—

We expect to continue to develop the content-commerce solutions as we further expand our content portfolio. As a result, we expect that our content-commerce solutions revenue will continue to increase in absolute amount and as a percentage of our revenue in the foreseeable future. We also expect that our average content-commerce solutions revenue per MAU will continue to increase.

Others. Other revenue is primarily generated from our vocational training and e-commerce services. We have been strategically identifying opportunities for expanding our revenue streams. For example, we offer self-developed vocational training products and services, in addition to third-party vocational training courses, to further deepen this monetization channel. Our e-commerce service revenue primarily consists of commissions from sale of merchandise. We expect an increase in revenue from vocational training and e-commerce services and we will benefit from continued diversification of our content-centric monetization channels in the foreseeable future.

Cost of Revenue

Our cost of revenue primarily consists of: (i) content and operational costs, (ii) cloud service and bandwidth costs, (iii) staff costs, and (iv) payment processing costs. Content and operational costs primarily include payments for content creators with respect to content included in our premium content library, other content-related costs and other business-related execution costs.

The following table sets forth a breakdown of our cost of revenue by nature both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenue
Content and operational costs	76,713	11.4	204,397	15.1	750,554	117,778	25.4
Cloud service and bandwidth costs	178,353	26.6	226,684	16.8	328,346	51,525	11.1
Staff costs	58,296	8.7	75,412	5.6	142,699	22,393	4.8
Payment processing costs	13,118	2.0	39,536	2.9	74,285	11,657	2.5
Others	31,761	4.7	48,370	3.6	109,539	17,189	3.7
Total	358,241	53.4	594,399	44.0	1,405,423	220,542	47.5

Gross Profit and Gross Profit Margin

Our gross profit increased from RMB312.3 million in 2019 to RMB757.8 million in 2020 and further to RMB1.6 billion (US$243.8 million) in 2021. Our gross profit margin was 46.6% in 2019, 56.0% in 2020 and 52.5% in 2021.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, (ii) research and development expenses, and (iii) general and administrative expenses. We expect that our operating expenses will continue to increase in absolute amount in the foreseeable future in line with our business growth.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	766,465	114.3	734,753	54.3	1,634,733	256,525	55.2
Research and development expenses	351,012	52.3	329,763	24.4	619,585	97,226	20.9
General and administrative expenses	253,268	37.8	296,162	21.9	690,292	108,322	23.4
Total	1,370,745	204.4	1,360,678	100.6	2,944,610	462,073	99.5

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of expenses associated with promotion and advertising and staff costs. We expect to continue to strategically incur selling and marketing expenses in growing our user base and strengthening our branding.

Research and Development Expenses. Our research and development expenses primarily consist of research and development related staff costs. We expect our research and development expenses to increase in the foreseeable future as we continue to invest in technical infrastructure, research and development, as well as developing new products and services to attract users and increase user engagement.

General and Administrative Expenses. General and administrative expenses primarily consist of staff costs, traveling and general expenses, and professional service fees. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business and incur increased staff costs.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for December 2019, 2020, and 2021 were increases of 4.5%,0.2%, and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee, technology, and office related expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Results of Operations

The following table sets forth our results of operations with line items in absolute amount and as a percentage of our revenue for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenue	670,511	100.0	1,352,196	100.0	2,959,324	464,382	100.0
Cost of revenue	(358,241)	(53.4)	(594,399)	(44.0)	(1,405,423)	(220,542)	(47.5)
Gross profit	312,270	46.6	757,797	56.0	1,553,901	243,840	52.5
Selling and marketing expenses	(766,465)	(114.3)	(734,753)	(54.3)	(1,634,733)	(256,525)	(55.2)
Research and development expenses	(351,012)	(52.3)	(329,763)	(24.4)	(619,585)	(97,226)	(20.9)
General and administrative expenses	(253,268)	(37.8)	(296,162)	(21.9)	(690,292)	(108,322)	(23.4)
Total operating expenses	(1,370,745)	(204.4)	(1,360,678)	(100.6)	(2,944,610)	(462,073)	(99.5)
Loss from operations	(1,058,475)	(157.8)	(602,881)	(44.6)	(1,390,709)	(218,233)	(47.0)
Investment income	25,035	3.7	56,087	4.2	59,177	9,286	2.0
Interest income	28,669	4.3	24,751	1.8	31,305	4,912	1.1
Fair value change of financial instrument	7,132	1.1	(68,818)	(5.1)	27,846	4,370	0.9
Exchange (losses)/gains	(9,216)	(1.4)	62,663	4.6	(16,665)	(2,615)	(0.6)
Others, net	2,675	0.4	11,728	0.9	(4,391)	(689)	(0.1)
Loss before income tax	(1,004,180)	(149.7)	(516,470)	(38.2)	(1,293,437)	(202,969)	(43.7)
Income tax expense	(40)	(0.0)	(1,080)	(0.1)	(5,443)	(854)	(0.2)
Net loss	(1,004,220)	(149.7)	(517,550)	(38.3)	(1,298,880)	(203,823)	(43.9)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Revenue
Advertising	843,284	1,160,886	182,168	317,602	49,839	37.7
Paid membership	320,471	668,507	104,903	348,036	54,614	108.6
Content-commerce solutions	135,813	973,986	152,840	838,173	131,528	617.2
Others	52,628	155,945	24,471	103,317	16,213	196.3
Total	1,352,196	2,959,324	464,382	1,607,128	252,194	118.9

Our revenue increased substantially from RMB1.4 billion in 2020 to RMB3.0 billion (US$464.4 million) in 2021.

Advertising. Advertising revenue increased by 37.7% from RMB843.3 million in 2020 to RMB1.2 billion (US$182.2 million) in 2021. The increase was primarily driven by a 40.0% increase in average MAUs from 68.5 million in 2020 to 95.9 million in 2021 as a result of the continued growth of our user base. Our average advertising revenue generated per MAU remained relatively stable at RMB12.3 in 2020 to RMB12.1 in 2021.

Paid Membership. Paid membership revenue increased significantly from RMB320.5 million in 2020 to RMB668.5 million (US$104.9 million) in 2021, primarily due to the increase in our MAUs as well as the paying ratio. The paying ratio increased from 3.4% in 2020 to 5.3% in 2021, reflecting the wider acceptance of the paid membership business among our users.

Content-Commerce Solutions. Content-commerce solutions revenue increased significantly from RMB135.8 million in 2020 to RMB974.0 million (US$152.8 million) in 2021. The significant increase was primarily driven by the rapid increase of both our user base and average content-commerce solutions revenue per MAU from RMB2.0 in 2020 to RMB10.2 in 2021, which reflected our continued development of this business line.

Others. Other revenue increased substantially from RMB52.6 million in 2020 to RMB155.9 million (US$24.5 million) in 2021, primarily due to the continued growth of our vocational training as we acquired Prez Limited and Yincheng Limited to strengthen our capability in offering and delivering content and programs for vocational training as well as our continued growth in e-commerce services.

Cost of Revenue

	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%
	(Unaudited)	(Unaudited)
	(in thousands, except percentages)
Cost of revenue
Content and operational costs	204,397	750,554	117,778	546,157	85,704	267.2%
Cloud service and bandwidth costs	226,684	328,346	51,525	101,662	15,953	44.8%
Staff costs	75,412	142,699	22,393	67,287	10,559	89.2%
Payment processing costs	39,536	74,285	11,657	34,749	5,453	87.9%
Others	48,370	109,539	17,189	61,169	9,599	126.5%
Total	594,399	1,405,423	220,542	811,024	127,268	136.4%

Our cost of revenue increased by 136.4% from RMB594.4 million in 2020 to RMB1.4 billion (US$220.5 million) in 2021. The increase was primarily attributable to (i) an increase in content and operational costs of RMB546.2 million, which mainly includes the content-related cost and execution cost for advertising service incurred due to our expansion in advertising and paid membership services as well as our content offerings, (ii) an increase in cloud service and bandwidth costs of RMB101.7 million due to our growth in user traffic, and (iii) an increase in staff costs of RMB67.3 million due to our increased headcount.

Gross Profit and Gross Profit Margin

	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Gross profit	757,797	1,553,901	243,840	796,104	124,926	105.1
Gross profit margin	56.0%	52.5%	52.5%	—	—	—

Our gross profit in 2020 and 2021 was RMB757.8 million and RMB1.6 billion (US$243.8 million), respectively, and our gross profit margin was 56.0% and 52.5%, respectively. The decrease in gross profit margin is primarily due to our content contribution and our continued efforts in broadening and enhancing content offerings for all of our users.

Operating Expenses

	For the Year Ended December 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	734,753	1,634,733	256,525	899,980	141,227	122.5
Research and development expenses	329,763	619,585	97,226	289,822	45,479	87.9
General and administrative expenses	296,162	690,292	108,322	394,130	61,848	133.1
Total	1,360,678	2,944,610	462,073	1,583,932	248,554	116.4

Selling and Marketing Expenses. Our selling and marketing expenses increased by 122.5% from RMB734.8 million in 2020 to RMB1.6 billion (US$256.5 million) in 2021, primarily due to increased expenses in promotion and advertising activities to attract new users, as well as to strengthen our brand recognition, such as our tenth year anniversary event and Gao Kao event.

Research and Development Expenses. Our research and development expenses increased by 87.9% from RMB329.8 million in 2020 to RMB619.6 million (US$97.2 million) in 2021, primarily due to increased headcount in our research and development personnel from 672 as of December 31, 2020 to 1,141 as of December 31, 2021, as we continued to invest in technical infrastructure, research and development.

General and Administrative Expenses. Our general and administrative expenses increased by 133.1% from RMB296.2 million in 2020 to RMB690.3 million (US$108.3 million) in 2021, primarily due to increased share-based compensation expenses of RMB296.5 million, mainly due to a one-off grant of options to Mr. Zhou pursuant to the 2012 Plan.

Loss from Operations

As a result of the foregoing, we had a loss from operations of RMB1.4 billion (US$218.2 million) in 2021, in comparison with a loss from operations of RMB602.9 million in 2020.

Investment Income

Our investment income increased from RMB56.1 million in 2020 to RMB59.2 million (US$9.3 million)in 2021, primarily due to an increase in income from cash management activities.

Interest Income

Our interest income increased by 26.5% from RMB24.8 million in 2020 to RMB31.3 million (US$4.9 million) in 2021, primarily due to an increase in the principal amount of our term deposits.

Fair Value Change of Financial Instrument

We had a profit of RMB27.8 million (US$4.4 million) from fair value change of financial instrument in 2021, which primarily reflected the fair value change of financial instruments related to foreign exchange options and forward contracts. We recorded a loss of RMB68.8 million from fair value change of financial instrument in 2020, which reflected the effect of foreign exchange fluctuation regarding certain contribution placed onshore by one of our shareholders in connection with our financing activities during the period.

Exchange (Losses)/Gains

We had exchange losses of RMB16.7 million (US$2.6 million) in 2021, in comparison with exchange gains of RMB62.7 million in the same period in 2020, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Others, Net

We had net other losses of RMB4.4 million (US$0.7 million) in 2021, in comparison with net other gains of RMB11.7 million, primarily due to decrease in non-operating income.

Loss Before Income Tax

Primarily as a result of the foregoing, our loss before income tax in 2021 was RMB1.3 billion (US$203.0 million), increased by 150.4% from RMB516.5 million in 2020.

Income Tax Expenses

Our income tax expense increased from RMB1.1 million in 2020 to RMB5.4 million (US$0.9 million) in 2021.

Net Loss

As a result of the foregoing, our net loss increased by 151.0% from RMB517.6 million in 2020 to RMB1.3 billion (US$203.8 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

	For the Year Ended December 31,
	2019	2020	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)
Revenue
Advertising	577,424	843,284	265,860	46.0
Paid membership	87,997	320,471	232,474	264.2
Content-commerce solutions	641	135,813	135,172	—
Others	4,449	52,628	48,179	1,082.9
Total	670,511	1,352,196	681,685	101.7

Our revenue increased substantially from RMB670.5 million in 2019 to RMB1.4 billion in 2020.

Advertising. Advertising revenue increased by 46.0% from RMB577.4 million in 2019 to RMB843.3 million in 2020. The increase was primarily driven by a 42.7% increase in average MAUs from 48.0 million in 2019 to 68.5 million in 2020 as a result of the continued growth of our user base, as well as an increase of advertising revenue per MAU from RMB12.0 to RMB12.3, despite that the COVID-19 pandemic had a negative impact on the expenditure of some of our merchants and brands in the first half of 2020.

Paid Membership. Paid membership revenue increased significantly from RMB88.0 million in 2019 to RMB320.5 million in 2020, primarily due to the increase in our MAUs as well as the paying ratio. The paying ratio increased from 1.2% in 2019 to 3.4% in 2020, reflecting the deepening penetration of the paid membership business among our users.

Content-Commerce Solutions. We formally launched content-commerce solutions in early 2020 and generated a revenue of RMB135.8 million in 2020, compared to a revenue of RMB0.6 million in 2019.

Others. Other revenue increased substantially from RMB4.4 million in 2019 to RMB52.6 million in 2020, primarily due to the introduction and growth of vocational training and e-commerce services.

Cost of Revenue

	For the Year Ended December 31,
	2019	2020	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)
Cost of revenue
Cloud service and bandwidth costs	178,353	226,684	48,331	27.1
Content and operational costs	76,713	204,397	127,684	166.4
Staff costs	58,296	75,412	17,116	29.4
Payment processing costs	13,118	39,536	26,418	201.4
Others	31,761	48,370	16,609	52.3
Total	358,241	594,399	236,158	65.9

Our cost of revenue increased by 65.9% from RMB358.2 million in 2019 to RMB594.4 million in 2020. The increase was primarily attributable to (i) an increase in content and operational costs of RMB127.7 million, which mainly includes the content- related cost and execution cost for advertising service incurred due to our expansion in advertising and paid membership services as well as our content offerings, (ii) an increase in cloud service and bandwidth costs of RMB48.3 million due to our growth in user traffic, (iii) an increase in payment processing costs of RMB26.4 million due to the expansion of paid membership business and the corresponding payment made by our subscribing members, and (iv) an increase in staff costs of RMB17.1 million due to our increased headcount.

Gross Profit and Gross Profit Margin

	For the Year Ended December 31,
	2019	2020	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)

Gross profit	312,270	757,797	445,527	142.7
Gross profit margin	46.6%	56.0%	—	—

Our gross profit in 2019 and 2020 was RMB312.3 million and RMB757.8 million, respectively, and our gross profit margin was 46.6% and 56.0%, respectively. The increase in gross profit margin is primarily due to our improved operating efficiency, such as in cloud service and bandwidth and payment processing.

Operating Expenses

	For the Year Ended December 31,
	2019	2020	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	766,465	734,753	(31,712)	(4.1)
Research and development expenses	351,012	329,763	(21,249)	(6.1)
General and administrative expenses	253,268	296,162	42,894	16.9
Total	1,370,745	1,360,678	(10,067)	(0.7)

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 4.1% from RMB766.5 million in 2019 to RMB734.8 million in 2020, primarily due to a decrease in promotion and advertising expenses of RMB31.2 million, as many of the regular or scheduled offline marketing events in China were canceled or delayed in 2020 due to the COVID-19 pandemic.

Research and Development Expenses. Our research and development expenses decreased by 6.1% from RMB351.0 million in 2019 to RMB329.8 million in 2020, primarily due to a decrease in share-based compensation expenses of RMB13.4 million, which was due to the front-loading feature of graded vesting method for share-based compensation expenses.

General and Administrative Expenses. Our general and administrative expenses increased by 16.9% from RMB253.3 million in 2019 to RMB296.2 million in 2020, primarily due to an increase in share-based compensation expenses of RMB15.0 million as we granted options to officers of our company.

Loss from Operations

As a result of the foregoing, we had a loss from operations of RMB602.9 million in 2020, in comparison with a loss from operations of RMB1.1 billion in 2019.

Investment Income

Our investment income increased from RMB25.0 million in 2019 to RMB56.1 million in 2020, primarily due to an increase in income from wealth management products that we held for cash management purpose.

Interest Income

Our interest income decreased by 13.7% from RMB28.7 million in 2019 to RMB24.8 million in 2020, primarily due to a decrease in the principal amount of our term deposits.

Fair Value Change of Financial Instrument

We had a loss of RMB68.8 million from fair value change of financial instrument in 2020, in comparison with an income of RMB7.1 million from fair value change of financial instrument in 2019. This change reflected the effect of foreign exchange fluctuation regarding certain contribution placed onshore by one of our shareholders in connection with our financing activities during the period.

Exchange (Losses)/Gains

We had exchange gains of RMB62.7 million in 2020, in comparison with exchange losses of RMB9.2 million in 2019, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Others, Net

Our net other gains increased from RMB2.7 million in 2019 to RMB11.7 million in 2020 primarily due to increases in non-operating income and government subsidies.

Loss Before Income Tax

Primarily as a result of the foregoing, our loss before income tax in 2020 was RMB516.5 million, decreased by 48.6% from RMB1.0 billion in 2019.

Income Tax Expenses

Our income tax expense increased from RMB40 thousand in 2019 to RMB1.1 million in 2020.

Net Loss

As a result of the foregoing, our net loss decreased by 48.5% from RMB1.0 billion in 2019 to RMB517.6 million in 2020.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by historical equity financing. We had cash and cash equivalents, term deposits, and short-term investments of RMB3.5 billion, RMB3.1 billion, and RMB7.4 billion (US$1.2 billion) as of December 31, 2019, 2020, and 2021, respectively.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2021, 94.0% of our cash and cash equivalents were held in China. As of December 31, 2021, 2.7% of our cash and cash equivalents were held by our VIE and its subsidiaries.

Substantially all of our revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through contractual arrangements.

We believe that, taking into account the cash and cash equivalents on hand and the financial resources available to us, including internally generated funds, we have sufficient working capital for our present requirement, which is, for at least the next 12 months from the date of this annual report.

Our short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets for cash management purposes. From the cash management and risk control perspective, we diversify our investment portfolios and mainly purchase low risk products from reputable banks in China and overseas and prefer those products with high liquidity. We prudently manage our short-term investments portfolio and their respective term to ensure that we have short-term investments readily convertible into cash from time to time in the event that there is a need for liquidity. Our short-term investments decreased from RMB1.5 billion as of December 31, 2019 to RMB1.0 billion as of December 31, 2020, primarily due to a decrease in redeemable and low-risk investment products purchased at major banks in China and overseas, and further increased to RMB2.2 billion (US$351.4 million) as of December 31, 2021 primarily due to an increase in redeemable and low-risk investment products purchased at major banks in China using proceeds from our initial public offering in the United States.

Our trade receivables primarily consist of outstanding amounts payable by third parties. Our trade receivables increased from RMB245.9 million as of December 31, 2019 to RMB486.0 million as of December 31, 2020 and further increased to RMB831.6 million (US$130.5 million) as of December 31, 2021, primarily due to the increase in revenues relating to our advertising services due from third parties. We applied ASC Topic 326 to measure current expected credit losses for all trade receivables. We recorded provision of allowance for expected credit losses of trade receivables of RMB11.9 million, RMB27.9 million, and RMB58.6 million (US$9.2 million) as of December 31, 2019 and 2020 and December 31, 2021, respectively.

Accounts payable and accrued liabilities represent (i) accrued sales rebates, (ii) operational costs payables and accruals, and (iii) marketing expenses payables and accruals. Accounts payable and accrued liabilities increased from RMB287.0 million as of December 31, 2019 to RMB501.8 million as of December 31, 2020, and further increased to RMB1,026.5 million (US$161.1 million) as of December 31, 2021, primarily due to increase in marketing expenses payables and accruals, operational costs payables and accruals and accrued sales rebate.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)

Net cash used in operating activities	(715,522)	(244,421)	(440,234)	(69,084)
Net cash (used in)/generated from investing activities	(2,102,488)	430,113	(3,136,503)	(492,185)
Net cash generated from financing activities	2,997,575	9,286	4,876,247	765,190
Effect of exchange rate changes on cash and cash equivalents	7,491	(137,508)	(100,169)	(15,718)
Net increase in cash and cash equivalents	187,056	57,470	1,199,341	188,203
Cash, cash equivalents at the beginning of the year	713,294	900,350	957,820	150,303
Cash, cash equivalents at the end of the year	900,350	957,820	2,157,161	338,506

Operating Activities

For the year ended December 31, 2021, net cash used in operating activities was RMB440.2 million (US$69.1 million), which was primarily attributable to our net loss of RMB1.3 billion (US$203.8 million), as adjusted by deducting a fair value change of financial instrument of RMB27.8 million, an accrued investment income of short-term investments of RMB6.4 million and a deferred income tax of RMB1.1 million, adding back other non-cash items of RMB602.5 million, which primarily comprised share-based compensation expenses of RMB548.5 million and provision of allowance for expected credit losses of RMB32.6 million, and adding another RMB291.4 million released from working capital. The cash released from working capital was primarily the result of (i) an increase of RMB524.2 million in accounts payable and accrued liabilities, (ii) an increase of RMB119.8 million in lease liabilities, and (iii) an increase of RMB81.4 million in salary and welfare payables to our employees, partially offset by an increase of RMB374.7 million in trade receivables.

For the year ended December 31, 2020, net cash used in operating activities was RMB244.4 million, which was primarily attributable to our net loss of RMB517.6 million, as adjusted by deducting an accrued investment income of short-term investments of RMB2.4 million, adding back other non-cash items of RMB285.5 million, which primarily comprised share-based compensation expenses of RMB180.1 million and fair value change of financial instrument of RMB68.8 million, and deducting RMB10.1 million used for working capital. The cash used for working capital was primarily the result of (i) an increase of RMB257.1 million in trade receivables in relation to the increasing scale of our advertising business and (ii) a decrease of RMB57.9 million in net amount due to related parties, which reflected an increase in settlement of cloud service fees with service providers who are also our shareholders, which was partially offset by (y) an increase of RMB214.8 million in accounts payable and accrued liabilities and (z) an increase of RMB52.9 million in contract liabilities, both reflecting the increasing scale of our advertising business.

For the year ended December 31, 2019, net cash used in operating activities was RMB715.5 million, which was primarily attributable to our net loss of RMB1.0 billion, as adjusted by deducting an accrued investment income of short-term investments of RMB4.9 million and a gain of RMB7.1 million from unrealized fair value change of financial instrument, adding back other non-cash items of RMB215.3 million, which primarily comprised share-based compensation expenses of RMB179.7 million, and adding another RMB85.4 million released from working capital. The cash released from working capital was primarily the result of (i) an increase of RMB66.0 million in salary and welfare payables to our employees, (ii) an increase of RMB42.0 million in contract liabilities, and (iii) an increase of RMB38.6 million in accounts payable and accrued liabilities, partially offset by an increase of RMB62.6 million in trade receivables. The increase in contract liabilities, accounts payable and accrued liabilities, and trade receivables all reflect the increasing scale of our advertising business.

Investing Activities

For the year ended December 31, 2021, net cash used in investing activities was RMB3,136.5 million (US$492.2 million), which was primarily attributable to (i) purchase of short-term investments of RMB6.4 billion and (ii) purchase of term deposits of RMB4.9 billion, partially offset by proceeds of maturities of short-term investments of RMB5.2 billion and proceeds from disposal of term deposits of RMB3.0 billion .

For the year ended December 31, 2020, net cash generated from investing activities was RMB430.1 million, which was mainly attributable to (i) proceeds of maturities of short-term investments of RMB6,594.7 million and (ii) proceeds from disposal of term deposits of RMB2,319.2 million, partially offset by (y) purchases of short-term investments of RMB6,153.1 million and (z) purchases of term deposits of RMB2,328.7 million.

For the year ended December 31, 2019, net cash used in investing activities was RMB2.1 billion, which was mainly attributable to (i) purchase of short-term investments of RMB3.5 billion and (ii) purchase of term deposits of RMB1.2 billion, partially offset by proceeds of maturities of short-term investments of RMB2.3 billion.

Financing Activities

For the year ended December 31, 2021, net cash generated from financing activities was RMB4,876.2 million (US$765.2 million), which was primarily attributable to net proceeds from issuance of Class A ordinary shares upon the completion of our initial public offering.

For the year ended December 31, 2020, net cash generated from financing activities was RMB9.3 million, which primarily comprised proceeds received from employees in relation to share options.

For the year ended December 31, 2019, net cash generated from financing activities was RMB3.0 billion, which primarily comprised net proceeds from issuance of convertible redeemable preferred shares.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment and purchases of intangible assets. Our total capital expenditures were RMB5.8 million in 2019, RMB2.0 million in 2020 and RMB7.4 million (US$1.2 million) in 2021. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business. The following table sets forth our capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)

Purchase of intangible assets	1,222	—	—	—
Purchase of property and equipment	4,528	1,952	7,440	1,167
Total	5,750	1,952	7,440	1,167

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments.

Our operating lease obligations primarily represent consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB26.8 million, RMB23.4 million and RMB38.7 million (US$6.1 million) for the years ended December 31, 2019, 2020, and 2021, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

Zhihu Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Technological Infrastructure” And “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the regulations of the SEC. The preparation of the consolidated financial statements requires management to make assumptions, judgments and estimates that can have a significant impact on the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. Actual results could differ significantly from these estimates. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. On a regular basis, we evaluate our assumptions, judgments and estimates and make changes accordingly. We also discuss our critical accounting estimates with the Audit Committee of the Board of Directors. Note 2, Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of the consolidated financial statements.

We have listed below our critical accounting estimates which require management to make difficult, subjective and complex judgements often as a result of the need to make estimate on matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or assumptions. Actual results could differ from those estimates.

Share-based compensation

We set up the Zhihu Employee Option Plan and granted options to employees and other qualifying participants. Prior to the completion of the IPO, the fair value of the options are determined by the binomial option pricing model at the grant date, and is expected to be expensed over the respective vesting periods. We have used the discounted cash flow method to determine our underlying equity fair value and adopted equity allocation model to determine the fair value of the underlying ordinary share. Significant estimates and assumptions, including fair value per share, discount rate, risk-free interest rate, expected volatility, expected term, dividend yield, and discount for lack of marketability are made by the management. Changes in these estimates and assumptions could materially affect the fair value of the options and recognition of share-based compensation expenses.

The following are key assumptions we used in the binomial option pricing model.

Fair value per share. We have used the discounted cash flow method to determine our underlying equity fair value and adopted equity allocation model to determine the fair value of the underlying ordinary share. The higher the fair value per share, the higher the fair value of the option.

Discount rate. Future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise. The higher the discount rate, the lower the fair value per share.

Risk-free interest rate. Risk-free interest rate is estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date. The higher the risk-free interest rate, the lower the fair value of the option.

Expected volatility. The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The higher the expected volatility, the lower the fair value of the option.

Expected term. Expected term is the contractual life of the options. The longer the expected term, the higher the fair value of the option.

Dividend yield. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. The higher the dividend yield, the lower the fair value of the option.

Discount for lack of marketability (“DLOM”). It was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. The higher the DLOM, the lower the fair value of the option.

Our estimation of fair value of the option is highly sensitive to the fair value per share. If our fair value per share increased/decreased by 10% with all other variables held constant, the loss before taxation for the year ended December 31, 2021 would have been approximately RMB54.1 million higher/lower.

Business combinations

We account for business combinations using the acquisition method of accounting, which requires that once control is obtained, the purchase price be allocated to all tangible assets and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any excess purchase price over the fair value of the net assets acquired is recorded as goodwill. The determination of the fair value of assets acquired and liabilities assumed requires estimates and assumptions with respect to the revenue growth rates, perpetual growth rate, discount rates and useful lives which to base the cash flow projections. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

The following are key assumptions we use in making cash flow projections.

Revenue growth rate. We make assumptions about the demand for our products in the marketplace. These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by our Board of Directors. The higher the revenue growth rate, the higher the fair value of assets acquired and liabilities assumed.

Perpetual growth rate. A growth rate is used to calculate the terminal value of the business and is added to the present value of the debt-free interim cash flows. The growth rate is the expected rate at which an asset group’s business unit’s earnings stream is projected to grow beyond the planning period. The higher the perpetual growth rate, the higher the fair value of assets acquired and liabilities assumed.

Discount rate. When measuring the fair value of assets acquired and liabilities assumed, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise. The higher the discount rate, the lower the fair value of assets acquired and liabilities assumed.

Useful lives. The length of useful lives of identifiable intangible assets acquired is estimated in determining of the fair value of identifiable intangible assets acquired. The longer the length of useful lives of identifiable intangible assets acquired, the higher the fair value of identifiable intangible assets.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yuan Zhou	41	Founder, Chairman, and Chief Executive Officer
Zhaohui Li	46	Director
Jiatong Peng	37	Director
Dahai Li	40	Director and Chief Technology Officer
Wei Sun	42	Director and Chief Financial Officer
Hanhui Sam Sun	49	Independent Director
Hope Ni	49	Independent Director

Yuan Zhou is our founder and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Zhou is an entrepreneur with over 15 years of experience in internet and media. He has a deep passion and outstanding acumen and vision for China’s internet content industry. Prior to founding our company, Mr. Zhou founded Beijing Nuobote Informational Technology Co., Ltd., a start-up company that focused on the development of big data analytics for e-commerce businesses, in 2008 and led the business from 2008 to 2010. Before that, Mr. Zhou worked as a journalist for the IT Management World magazine from 2006 to 2007. Mr. Zhou received a bachelor’s degree in computer science and technology from Chengdu University of Technology in China in 2003 and a master’s degree in software engineering from Southeast University in China in 2006.

Zhaohui Li has served as our director since September 2015. Mr. Li jointed Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from 2008 to 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li received a bachelor’s degree from Peking University in 1998 and an MBA degree from Duke University Fuqua School of Business in 2004.

Jiatong Peng has served as our director since November 2020. Since April 2020, Mr. Peng has served as a vice president and head of investment and development at Kuaishou Technology (HKEX: 1024), a content community and social platform. From June 2018 to April 2020, Mr. Peng served as vice president at 58.com Inc. (NYSE: WUBA). Prior to that, Mr. Peng served as a director and a senior vice president at Beijing Jingxi Culture & Tourism Co., Ltd. (Shenzhen Stock Exchange: 000802), a film and television entertainment media company, from July 2015 to June 2018. From May 2011 to July 2015, Mr. Peng served as a vice president at SAIF Partners, a private equity firm. From May 2007 to May 2011, Mr. Peng worked as an associate at Bank of America Merrill Lynch. Mr. Peng received a bachelor’s degree of science in quantitative finance from the Chinese University of Hong Kong in 2007. Mr. Peng is a CFA charterholder.

Dahai Li has served as our chief technology officer since May 2018 and as our director since March 2021. Mr. Li served as our senior vice president from December 2015 to April 2018. Prior to joining us, Mr. Li served as the head of search technology at Wandoujia, a leading app store in China, from 2013 to 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a search engine company in China, from 2010 to 2013. From 2006 to 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr. Li received a bachelor’s degree in information and computing science from Beijing University of Chemical Technology in China in 2003 and a master’s degree in mathematics from Peking University in 2006.

Wei Sun has served as our chief financial officer since November 2018 and as our director since March 2021. Before joining us, Mr. Sun acted as a founding managing partner of Bochuang Capital in 2018. Prior to that, Mr. Sun served as the chief financial officer of Mia.com, an online retail platform for maternal and baby products, from 2014 to 2018. From 2013 to 2014, Mr. Sun served as a director at Daiwa Capital Markets Hong Kong Limited. Mr. Sun worked for the set-up of a private equity fund from 2012 to 2013. From 2010 to 2012, Mr. Sun worked as a senior vice president of ICBC International Capital Limited. From 2006 to 2010, Mr. Sun worked as a senior associate at Deutsche Bank, Hong Kong Branch. Mr. Sun worked with the Industrial and Commercial Bank of China from 2001 to 2003. Mr. Sun received a bachelor’s degree in economics from Xi’an Jiaotong University in China in 2001, a master’s degree in finance from London Business School in 2005, and an Executive MBA degree from China Europe International Business School in 2019.

Hanhui Sam Sun has served as our independent director since March 2021. Mr. Sun has served as the chairman of VSP Zhuhai Asset Management Company since January 2021. From January 2010 to September 2015, Mr. Sun assumed various positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq, including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq-listed company, from 2007 to 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. From 2004 to 2007, Mr. Sun served in several financial controller positions at Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice group, including eight years at the Beijing office of KPMG, where he was an audit senior manager, and two years at KPMG in Los Angeles, California. Mr. Sun currently serves as an independent director and audit committee chair of iQIYI Inc. (Nasdaq: IQ) and Yiren Digital Ltd. (NYSE: YRD). Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Hope Ni has served as our independent director since March 2021. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX: 6669) since August 2021. She has also served as a non-executive director of Cogobuy Group (HKEX: 0400) since June 2020 and prior to that, she served as an executive director from 2015 to 2020. Ms. Ni currently serves as an independent director of Digital China Holdings Limited (HKEX: 0861), UCLOUDLINK GROUP INC. (Nasdaq: UCL), and ATA Creativity Global (Nasdaq: AACG). From 2004 to 2007, Ms. Ni was the chief financial officer and a director of Viewtran Group, Inc. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in 1998 and a bachelor’s degree in applied economics and business management from Cornell University in 1994.

B.Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB8.6 million (US$1.4 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs, and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2012 Incentive Compensation Plan

In June 2012, our board of directors and members approved an equity incentive plan, which we refer to as the 2012 Plan, to secure and retain the services of valuable employees and consultants and provide incentives for such persons to exert their best efforts for the success of our business. As of February 28, 2022, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 44,021,165. As of February 28, 2022, awards to purchase 20,534,450 Class A ordinary shares under the 2012 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2012 Plan.

Types of Awards. The 2012 Plan permits the awards of options and restricted shares.

Plan Administration. Our board of directors, a committee of one or more members of the board of directors, or any director appointed to be the administrator administers the 2012 Plan. The administrator determines, among other things, the fair market value of ordinary shares, the employees and consultants eligible to receive awards, the number of options or restricted shares to be granted to each eligible employee, and the terms and conditions of each option grant.

Award Agreement. Awards granted under the 2012 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which is subject to any modification as determined by the administrator.

Eligibility. We may grant awards to employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the eligible employee other than in accordance with the exceptions provided in the 2012 Plan, such as by will or by the laws of descent or distribution.

Termination and Amendment of the 2012 Plan. Unless terminated earlier, the 2012 Plan has a term of ten years. The board of directors has the authority to terminate, amend, add to, or delete any of the provisions of the plan, subject to the restrictions set out in our memorandum and articles or associations. However, no termination, amendment or modification pf the 2012 Plan may adversely affect in any material way any award previously granted pursuant to the 2012 Plan.

The following table summarizes, as of the date of this annual report, the number of options we have granted to certain of our directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

	Ordinary Shares
	Underlying	Exercise Price
Name	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration
Yuan Zhou	*	0.01	December 8, 2016	December 8, 2026
	7,567,730	0.01	December 22, 2020	December 22, 2030

Dahai Li	*	0.01	June 20, 2018	June 20, 2028
	*	0.01	June 20, 2020	June 19, 2030

Wei Sun	*	0.01	December 20, 2018	December 20, 2028
	*	0.01	June 20, 2019	June 20, 2029
Total	13,726,218	—	—	—

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

The following table summarizes, as of the date of this annual report, the number of restricted shares we have granted to certain of our directors and executive officers.

		Purchase Price
Name	Restricted Shares	(US$/Share)	Date of Grant
Dahai Li	*	0.01	February 20, 2016

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of February 28, 2022, other employees as a group hold options to purchase a total of 11,569,869 Class A ordinary shares of our company, with an average weighted exercise price of US$1.69 per share, and 1,448,416 restricted shares.

2022 Share Incentive Plan

In connection with our proposed listing on the Hong Kong Stock Exchange, our board of directors adopted a 2022 share incentive plan in March 2022 to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to our shareholders, which will become effective upon the Listing. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is be the sum of (i) a maximum of 13,042,731 Class A ordinary shares which may be issued pursuant to awards in the form of options, and (ii) the sum of (A) 26,085,463 Class A ordinary shares and (B) such number of Class A ordinary shares equivalent to the unused portion of the number of shares of our 2012 Share Incentive Plan of the Company at its expiration, which may be issued pursuant to awards in the form of restricted share units.

C.Board Practices

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

In connection with the our proposed listing on the Hong Kong Stock Exchange, our board of directors has appointed Mr. Derek Chen to serve as an independent director, effective on the date of the Hong Kong prospectus to be issued in connection with the listing.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hanhui Sam Sun and Hope Ni. Hanhui Sam Sun is the chairman of our audit committee. We have determined that Hanhui Sam Sun and Hope Ni each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Hanhui Sam Sun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Hanhui Sam Sun, Hope Ni, and Yuan Zhou. Hanhui Sam Sun is the chairman of our compensation committee. We have determined that Hanhui Sam Sun and Hope Ni satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Hope Ni, Hanhui Sam Sun, and Yuan Zhou. Hope Ni is the chairman of our nominating and corporate governance committee. We have determined that Hope Ni and Hanhui Sam Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Assuming and upon our listing on the Hong Kong Stock Exchange, our audit committee will consist of Mr. Hanhui Sam Sun (chairperson), Ms. Hope Ni, and Mr. Derek Chen, our compensation committee will consist of Mr. Hanhui Sam Sun (chairperson), Ms. Hope Ni, and Mr. Yuan Zhou, and our nominating and corporate governance committee will consist of Ms. Hope Ni (chairperson), Mr. Hanhui Sam Sun, and Mr. Derek Chen.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he

(i)	becomes bankrupt or makes any arrangement or composition with his creditors;
(ii)	dies or is found to be or becomes of unsound mind;
(iii)	resigns his office by notice in writing;
(iv)	without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or
(v)	is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.Employees

As of December 31, 2021, we had 2,649 full-time employees, all of whom were based in China, primarily at our headquarters in Beijing, China.

The following table sets forth the number of our employees by function as of December 31, 2021.

Function	Number of Employees	Percentage
Content and Content-Related Operations	687	25.9%
Research and Development	1,141	43.1%
Sales and Marketing	584	22.0%
General Administration	237	9.0%
Total	2,649	100%

Our success depends on our ability to attract, retain, and motivate qualified personnel. We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. We believe that we maintain a good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations during 2019, 2020, and 2021.

We primarily recruit our employees through on-campus job fairs, industry referrals, online channels, and recruitment agencies. In addition to on-the-job training, we have adopted a training system, pursuant to which management, technology, regulatory, and other trainings are regularly provided to our employees by internally sourced speakers or externally hired consultants. To efficiently manage our human resources, we have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption. In addition, we have in place an anti-bribery and anti-corruption policy to safeguard against any corruption within our company. The policy explains potential bribery and corruption conducts and our anti-bribery and anti-corruption measures. Improper payments prohibited by the policy include bribes, kickbacks, excessive gifts or facilitation payment, or any other payment made or offered to obtain an undue business advantage. We keep accurate books and records that reflect the substance of transactions and asset dispositions in reasonable detail. We specifically require that the employees submit all reimbursement requests related to entertainment related fee or gifts presented to third parties on behalf of the company in accordance with our expense expenditure policy, and specifically record the reason for the expenditure. We also have regular trainings for employees regarding anti-bribery and anti-corruption policies to facilitate better implementation.

As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted a plan to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and typically for one year after the termination of his or her employment, provided that we pay a certain amount of compensation during the restriction period.

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 297,516,840 Class A ordinary shares (excluding the 9,323,863 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 19,227,592 Class B ordinary shares issued and outstanding as of the date of this annual report.

	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate Voting
	Shares	Shares	Ownership†	Power††
Directors and Executive Officers**:
Yuan Zhou(1)	17,626,986	19,227,592	11.6	42.9
Zhaohui Li	—	—	—	—
Jiatong Peng	—	—	—	—
Dahai Li	*	—	*	*
Wei Sun(2)	3,404,667	—	1.1	0.7
Hanhui Sam Sun	—	—	—	—
Hope Ni	—	—	—	—
All Directors and Executive Officers as a Group	23,910,343	19,227,592	13.6	44.1
MO Holding Ltd(1)	17,626,986	19,227,592	11.6	42.9
Principal Shareholders:
Tencent Entities(3)	38,066,599	—	12.0	7.8
Innovation Works Entities(4)	30,568,049	—	9.7	6.2
Qiming Entities(5)	26,195,598	—	8.3	5.4
SAIF IV Mobile Apps (BVI) Limited(6)	21,282,465	—	6.7	4.4
Cosmic Blue Investments Limited(7)	19,975,733	—	6.3	4.1

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.
**

Except as otherwise indicated below, the business address of our directors and executive officers is A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. The business address of Mr. Zhaohui Li is 10/F, China Technology Trade Center, No. 66 North 4th Ring West Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Jiatong Peng is No. 6 Shangdi West Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Hanhui Sam Sun is 64 Donggong Street, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Ms. Hope Ni is House 17B, Shouson Peak, 9-19 Shouson Hill Road, Deep Water Bay, Hong Kong.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2022.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 17,626,986 Class A ordinary shares, including 9,621,477 Class A ordinary shares granted on April 8, 2022, or the CEO Award Shares, and 19,227,592 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The registered address of MO Holding Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Mr. Zhou has undertaken and covenanted that, unless and until the performance results targets set by the audit committee of the board directors have been met, (a) he shall not offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the CEO Award Shares; and (b) he will cast votes of all of the CEO Award Shares at our shareholder meetings or with respect to written resolution of shareholders in the manner consistent with the views and suggestions of the board of directors; he will abstain from voting if no such view or suggestion is formulated by the board as a whole.
(2)	Represents (i) 3,285,167 Class A ordinary shares held by Cross Wave Holdings Limited and (ii) 119,500 Class A ordinary shares in the form of ADSs held by Mr. Sun. Cross Wave Holdings Limited is a company incorporated in the British Virgin Islands and is wholly owned by Cross Water Holding Limited. The entire interest in Cross Water Holding Limited is held by a trust that was established by Mr. Wei Sun for the benefit of him and his family. The registered address of Cross Wave Holdings Limited is Vistra Corporate Services Centre, Wickham’s Cay II, Road Town Tortola VG1110, British Virgin Islands.
(3)	Represents (i) 20,457,894 Class A ordinary shares held by Dandelion Investment Limited, a company incorporated in the British Virgin Islands, (ii) 10,617,666 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and (iii) 6,991,039 Class A ordinary shares held by Sogou Technology Hong Kong Limited a company incorporated in Hong Kong. Dandelion Investment Limited, Image Frame Investment (HK) Limited, and Sogou Technology Hong Kong Limited, or Tencent Entities, are subsidiaries of Tencent Holdings Limited. The registered address of Dandelion Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Information regarding beneficial ownership is reported as of September 23, 2021, based on the information contained in the Schedule 13D filed by the Tencent Entities with the SEC on September 30, 2021.
(4)	Represents (i) 23,011,491 Class A ordinary shares held by Innovation Works Development Fund, L.P., a fund organized under the laws of the Cayman Islands, and (ii) 7,556,558 Class A ordinary shares held by Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands. The general partner of Innovation Works Development Fund, L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited is wholly owned by Kai-Fu Lee. The registered address of Innovation Works Holdings Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. The registered address of Innovation Works Development Fund, L.P. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by Innovation Works Development Fund, L.P. and Innovation Works Holdings Limited, among other reporting persons, with the SEC on February 17, 2022.
(5)	Represents (i) 21,522,109 Class A ordinary shares (in the form of ADSs and 20,798,844 Class A ordinary shares) held by Qiming Venture Partners III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (ii) 678,260 Class A ordinary shares (in the form of ADSs and 655,548 Class A ordinary shares) held by Qiming Managing Directors Fund III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, and (iii) 3,995,229 Class A ordinary shares (in the form of ADSs and 3,861,206 Class A ordinary shares) held by Qiming Venture Partners III Annex Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands. Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P., or Qiming entities, are beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands. The registered address of the Qiming entities is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by the Qiming Entities with the SEC on February 14, 2022.

(6)	Represents 21,282,465 Class A ordinary shares (including 880,000 Class A ordinary shares in the form of ADSs) held by SAIF IV Mobile Apps (BVI) Limited, a company incorporated in the British Virgin Islands. SAIF IV Mobile Apps (BVI) Limited is wholly owned by SAIF Partners IV L.P., whose general partner is SAIF IV GP, L.L, whose general partner in turn is SAIF IV GP Capital Ltd., which is wholly owned by Mr. Andrew Y. Yan, the managing partner of SAIF Partners. The registered address of SAIF IV Mobile Apps (BVI) Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by SAIF IV Mobile Apps (BVI) Limited and other reporting persons with the SEC on February 14, 2022.
(7)	Represents 19,975,733 Class A ordinary shares held by Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands. Cosmic Investments Limited is wholly owned by Kuaishou Technology (HKEX: 1024). The registered address of Cosmic Blue Investments Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by Cosmic Blue Investments Limited and other reporting person with the SEC on March 28, 2022.

To our knowledge and based on our review of our register of members as of February 28, 2022, 59,162,826 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan, were held of record by one holder that reside in the United States, being JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with Our VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Private Placements

See “Item 4. Information on the Company—A. History and Development of the Company.”

Shareholders Agreement

We entered into our sixth amended and restated shareholders agreement on August 7, 2019 with our shareholders, which consist of holders of preferred shares and holder of warrant to purchase our preferred shares. The sixth amended and restated shareholders agreement provide for certain shareholders’ rights, including registration rights, information and inspection rights, preemptive rights, rights of first refusal and co-sale rights, and voting rights and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights and the corporate governance provisions automatically terminated upon the completion of our initial public offering.

Registration Rights

We have granted certain registration rights to our shareholders who hold our preferred shares prior to our initial public offering. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) August 7, 2024 or (ii) six months following the closing of our initial public offering, holders of at least ten percent of Class A ordinary shares issued and Class A ordinary shares issuable upon conversion of the preferred shares held by all such holders, or registrable securities, may request in writing that we effect a registration of at least ten percent of the registrable securities. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders a certificate signed by our chief executive officer. However, we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any twelve-month period and cannot register any other securities during such 90-day period. We are obligated to effect no more than three demand registrations that have been declared and ordered effective.

Registration on Form F-3. Holders of at least ten percent of the registrable securities may request us to effect a registration on Form F-3 if we qualify for registration on Form F-3. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders a certificate signed by our chief executive officer. However, we cannot exercise the deferral right for more than 90 days on any one occasion or more than once during any twelve-month period and cannot register any other securities during such 90-day period.

Piggyback Registration Rights. If we propose to register for our own account any of our equity securities, in connection with the public offering of such equity securities, we should promptly give holders of our registrable securities written notice of such registration and, upon the written request of any holder given within fifteen (15) days after delivery of such notice, we should use our reasonable best efforts to include in such registration the registrable securities requested to be registered by such holder.

Expenses of Registration. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of the registrable securities.

Termination of Obligations. The shareholders’ registration rights will terminate upon the earlier of (i) the fifth anniversary of the date of closing of our initial public offering, and (ii) with respect to any holder, the date on which such holder may sell all of such holder’ registrable securities under Rule 144 of the Securities Act in any 90-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Other Transactions with Related Parties

Transactions with Tencent entities. Our transactions with Tencent Holdings Limited, one of our principal beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to cloud and bandwidth services, amounting to RMB154.3 million, RMB77.3 million, and RMB110.8 million (US$17.4 million) in 2019, 2020 and 2021, respectively; and (ii) provision of services which primarily related to advertising services, amounting to RMB8.4 million, RMB12.6 million, and RMB10.9 million (US$1.7 million) in 2019, 2020 and 2021, respectively. The amount due from the Tencent entities were RMB4.9 million, RMB7.4 million, and RMB8.8 million (US$1.4 million) as of December 31, 2019, 2020 and 2021, respectively, and the amount due to the Tencent entities were RMB95.4 million, RMB41.5 million, and RMB67.4 million (US$10.6 million) as of December 31, 2019, 2020 and 2021, respectively.

Transactions with Baidu entities. Our transactions with Baidu, Inc., one of our beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to marketing services and cloud and bandwidth services, amounting to RMB25.0 million, RMB48.7 million, and RMB142.3 million (US$22.3 million) in 2019, 2020, and 2021, respectively; and (ii) provision of services which primarily related to advertising services, amounting to RMB0.6 million, RMB17.2 million, and RMB19.7 million (US$3.1 million) in 2019, 2020, and 2021, respectively. The amount due from the Baidu entities were RMB1.1 million, RMB3.9 million, and RMB6.4 million (US$1.0 million) as of December 31, 2019, 2020 and 2021, respectively, and the amount due to the Baidu entities were RMB0.8 million, RMB4.5 million, and RMB14.6 million (US$2.3 million) as of December 31, 2019 2020 and 2021, respectively.

Transactions with Kuaishou entities. Our transactions with Kuaishou Technology, one of our principal beneficial owners, and its subsidiary, included (i) purchase of services which primarily related to cloud and bandwidth services, amounting to nil and RMB2.2 million (US$0.3 million) in 2020 and 2021 , respectively; and (ii) provision of services, which primarily related to advertising services, amounting to RMB7.4 million and RMB7.9 million (US$1.2 million) in 2020 and 2021, respectively. The amount due from the Kuaishou entities was RMB2.5 million and RMB3.0 million (US$0.5 million) as of December 31, 2020 and 2021, respectively, and the amount due to the Kuaishou entities was nil and RMB1.6 million (US$0.3 million) as of December 31, 2020 and 2021, respectively.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings. Litigation or any other legal or administrative proceeding, regardless of the outcome, could result in substantial costs and diversion of our resources, including our management’s time and attention.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to regulatory actions or legal proceedings in the ordinary course of our business. If the outcomes of these regulatory actions or legal proceedings are adverse to us, it could materially and adversely affect our business, financial condition, and results of operations.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings our business operations.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distribution.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to holders of ADSs in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs have been listed on New York Stock Exchange since March 26, 2021. The ADSs trade under the ticker symbol “ZH.” Two ADSs represent one Class A ordinary share, par value US$0.000125 per share.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on New York Stock Exchange since March 26, 2021. The ADSs trade under the ticker symbol “ZH.” Two ADSs represent one Class A ordinary share, par value US$0.000125 per share.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

Our shareholders have conditionally adopted a tenth amended and restated memorandum and articles of association, which become effective immediately prior to the completion of the initial public offering of our American Depositary Shares in the United States. The following are summaries of material provisions of the tenth amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Pursuant to Article 2 of our tenth amended and restated memorandum of association, our registered office is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time determine. Pursuant to Article 3 of our tenth amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, disposition, or a change of ultimate beneficial ownership of Class B ordinary shares by a holder thereof to any person who is not Mr. Yuan Zhou or any entity which is ultimately controlled by Mr. Yuan Zhou, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. If either of the following events occurs and remains unchanged for 20 consecutive business days: (i) Mr. Yuan Zhou is neither a director nor the chief executive officer of the Company or (ii) Mr. Yuan Zhou is permanently incapable of acting as a director and the chief executive officer as a result of a legal judgment or incapacity due to his then physical and/or mental condition, all the Class B ordinary shares held by Mr. Yuan Zhou and/or any entity which is ultimately controlled by Mr. Yuan Zhou shall be automatically and immediately converted into the same number of Class A ordinary shares, provided, however, that such triggering event shall not be deemed to take place if Mr. Yuan Zhou is removed as, or otherwise discharged from duty of, either a director or the chief executive officer on an involuntary basis.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our tenth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if that would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our tenth amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our tenth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our tenth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our tenth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of the Company; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they must, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the New York Stock Exchange be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our tenth amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

Our tenth amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolution passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our tenth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our tenth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive forum. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our tenth amended and restated memorandum and articles of association. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—Forum selection provisions in our currently effective memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

Proposed Amendments to Articles

In connection with our application for listing on the Hong Kong Stock Exchange, we undertake to put forth resolutions to amend our currently effective memorandum and articles of association to comply with (a) certain shareholder protection measures and governance safeguards under Chapter 8A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or the Hong Kong Listing Rules, and (b) the articles requirements set out in Appendix 3 and Appendix 13 to the Hong Kong Listing Rules at the first time that we hold an annual general meeting after the proposed listing in Hong Kong, which is expected to be convened before August 31, 2022. In addition, Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun will irrevocably undertake to vote in favor of the resolutions for the proposed amendments to our memorandum and articles of association.

C.Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company - B. Business Overview - Regulation - Regulations on Foreign Exchange.”

E.Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

PRC Taxation

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, our PRC subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%. Specifically, during the period from January 1, 2019 to December 31, 2021, the portion of annual taxable income amount of a small low-profit enterprise not exceeding RMB1 million is computed at a reduced rate of 25% as taxable income amount, subject to an enterprise income tax rate of 20%, and the portion of annual taxable income amount exceeding RMB1 million and not exceeding RMB3 million is computed at a reduced rate of 50% as taxable income amount, subject to an enterprise income tax rate of 20%.

Zhizhe Sihai was certified as a “high and new technology enterprise” under the relevant PRC laws and regulations, and accordingly was eligible for a preferential tax rate of 15% in each of 2019, 2020, and 2021. Some of our subsidiaries were “small low-profit enterprises” under the relevant PRC laws and regulations, and accordingly were eligible for a preferential tax rate of 20% in each of 2019, 2020, and 2021. Our other PRC entities were subject to enterprise income tax at a rate of 25% in 2019, 2020, and 2021. Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income or any state, local, or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent decline in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to decline and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC for any taxable year are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are readily tradeable on the New York Stock Exchange, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the recently issued Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our VIE or any of its subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIE, or its subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We have filed with SEC registration statements on Form F-1 (File No. 333-253910), including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with SEC a related registration statement on Form F-6 (File No. 333-254493) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NYSE Rule 203.01, we will post this annual report on Form 20-F on our website at http://ir.zhihu.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Following the removal of the U.S. dollar peg, Renminbi appreciated over 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against U.S. dollars again, and it has appreciated over 10% since June 2010. On August 11, 2015, the People’s Bank of China, or the PBOC, announced plans to improve the central parity rate of Renminbi against U.S. dollars by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities, or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights, and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•

an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

a fee for the reimbursement of such fees, charges, and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2021, we have not received any reimbursement from the depositary.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-253910) relating to our initial public offering of 55,000,000 ADSs representing 27,500,000 Class A ordinary shares, and the underwriters’ partial exercise of their option to purchase from us 259,904 additional ADSs representing 129,952 Class A ordinary shares, at an initial offering price of US$9.50 per ADS. The registration statement was declared effective by the SEC on March 25, 2021. Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., and J.P. Morgan Securities LLC were the representatives of the underwriters.

We raised approximately US$739.4 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ partial exercise of their option to purchase additional ADSs from us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

For the period from March 25, 2021 to December 31, 2021, we have used less than 5% of the net proceeds from our initial public offering for the development of product and service, market and user growth, research and development, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

Prior to our listing on the New York Stock Exchange in March 2021, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of and for the year ended December 31, 2021. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate understanding and knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

We have implemented a number of measures to address the material weakness, including: (i) we have hired additional accounting staff with adequate experience and knowledge with U.S. GAAP and SEC reporting requirements to address complex U.S. GAAP technical accounting issues, strengthen the financial reporting function, and set up an internal control framework to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; (ii) we have implemented regular U.S. GAAP and SEC financial reporting training programs for the accounting and financial personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements; and (iii) we have developed and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2021. We will continue to implement measures to remediate the material weakness. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, additional internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

Except for the measures to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Hanhui Sam Sun, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-253910) in connection with our initial public offering in March 2021, which was incorporated by reference thereto in this annual report.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	4,000	14,160	2,222
All other fees(2)	1,065	605	95

Notes:

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information, including the audit fees relating to our initial public offering in 2021.
(2)	“All other fees” represent the aggregate fees billed for professional services rendered by our principal external auditors other than services reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards. We have elected to follow our home country practice in lieu of the corporate governance requirements of the New York Stock Exchange that a listed company must have (i) a majority of independent directors, (ii) a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and (iii) an audit committee with a minimum of three members, and with respect to the adoption of our 2022 share incentive plan without the approval of our shareholders. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Zhihu Inc. are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Document
1.1

Tenth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-253910), initially filed with the Securities and Exchange Commission on March 5, 2021)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

2.3

Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated March 25, 2021 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-256178) filed with the Securities and Exchange Commission on May 17, 2021)

2.4

Sixth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated August 7, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

2.5*	Description of Securities
4.1

2012 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.4*	English translation of the Exclusive Business Cooperation Agreement between Zhizhe Sihai and Zhizhe Tianxia dated December 21, 2021
4.5*	English translation of executed form of Shareholders’ Rights Entrustment Agreement between the Zhizhe Tianxia, its shareholders, and Zhizhe Sihai dated December 21, 2021
4.6*	English translation of Share Pledge Agreement between Zhizhe Sihai, Zhizhe Tianxia, and its shareholders dated December 21, 2021
4.7*	English translation of Exclusive Option Agreement between Zhizhe Sihai, Zhizhe Tianxia, and its shareholders dated December 21, 2021
4.8*	English translation of Exclusive Technology Development, Consultancy, and Services Agreement between Shanghai Zhishi and Shanghai Pinzhi dated September 7, 2021
4.9*	English translation of Power of Attorney issued by the shareholders of Shanghai Pinzhi dated September 7, 2021
4.10*	English translation of Share Pledge Agreement between Shanghai Zhishi, Shanghai Pinzhi, and its shareholders dated September 7, 2021
4.11*	English translation of Exclusive Option Agreement between Shanghai Zhishi, Shanghai Pinzhi, and its shareholders dated September 7, 2021
4.12*	English translation of Exclusive Technology Development, Consultancy, and Services Agreement between Shanghai Paya and Shanghai Biban dated November 9, 2021
4.13*	English translation of Power of Attorney issued by the shareholders of Shanghai Biban dated November 9, 2021
4.14*	English translation of Share Pledge Agreement between Shanghai Paya, Shanghai Biban, and its shareholders dated November 9, 2021
4.15*	English translation of Exclusive Option Agreement between Shanghai Paya, Shanghai Biban, and its shareholders dated November 9, 2021
8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-253910), initially filed with the Securities and Exchange Commission on March 5, 2021)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhihu Inc.

By:	/s/ Yuan Zhou
Name: Yuan Zhou
Title: Chairman and Chief Executive Officer

Date: April 8, 2022

Zhihu Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Zhihu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhihu Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 8, 2022

We have served as the Company’s auditor since 2017.

Zhihu Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	957,820	2,157,161	338,506
Term deposits	1,092,921	2,815,509	441,815
Short-term investments	1,046,000	2,239,596	351,441
Trade receivables	486,046	831,628	130,501
Amounts due from related parties	13,843	18,196	2,855
Prepayments and other current assets	123,536	272,075	42,695
Total current assets	3,720,166	8,334,165	1,307,813
Non-current assets:
Property and equipment, net	8,105	9,865	1,548
Intangible assets, net	23,478	68,308	10,719
Goodwill	—	73,663	11,559
Long-term investments	—	19,127	3,001
Term deposits	—	159,393	25,012
Right-of-use assets	3,241	126,512	19,852
Other non-current assets	6,451	14,132	2,218
Total non-current assets	41,275	471,000	73,909
Total assets	3,761,441	8,805,165	1,381,722

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY

Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB152,482 and RMB 295,911 as of December 31, 2020 and 2021, respectively)

Accounts payable and accrued liabilities	501,848	1,026,534	161,086
Salary and welfare payables	231,847	313,676	49,223
Taxes payable	7,066	66,184	10,386
Contract liabilities	159,995	239,757	37,623
Amounts due to related parties	45,983	83,591	13,117
Short-term lease liabilities	2,893	40,525	6,359
Other current liabilities	64,936	127,447	19,999
Total current liabilities	1,014,568	1,897,714	297,793

Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of nil and RMB 26,158 as of December 31, 2020 and 2021, respectively)

Long-term lease liabilities	—	82,133	12,888
Deferred tax liabilities	—	14,030	2,202
Other non-current liabilities	—	73,139	11,477
Total non-current liabilities	—	169,302	26,567
Total liabilities	1,014,568	2,067,016	324,360

Commitments and contingencies (See Note 16)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.000125 par value; 36,009,602 and nil shares authorized, issued and outstanding with redemption value of RMB89,551 and nil as of December 31, 2020 and 2021, respectively)	89,551	—	—
Series B convertible redeemable preferred shares (US$0.000125 par value; 25,164,697 and nil shares authorized, issued and outstanding with redemption value of RMB220,403 and nil as of December 31, 2020 and 2021, respectively)	220,403	—	—
Series C convertible redeemable preferred shares (US$0.000125 par value; 27,935,316 and nil shares authorized, issued and outstanding with redemption value of RMB556,552 and nil as of December 31, 2020 and 2021, respectively)	556,552	—	—
Series D convertible redeemable preferred shares (US$0.000125 par value; 22,334,525 and nil shares authorized, issued and outstanding with redemption value of RMB943,841 and nil as of December 31, 2020 and 2021, respectively)	943,841
		—	—
Series D1 convertible redeemable preferred shares (US$0.000125 par value; 6,947,330 and nil shares authorized, issued and outstanding with redemption value of RMB315,239 and nil as of December 31, 2020 and 2021, respectively)	315,239	—	—
Series E convertible redeemable preferred shares (US$0.000125 par value; 27,267,380 and nil shares authorized, issued and outstanding with redemption value of RMB2,244,966 and nil as of December 31, 2020 and 2021, respectively)	2,244,966	—	—
Series F convertible redeemable preferred shares (US$0.000125 par value; 34,677,873 and nil shares authorized, 34,677,872 and nil shares issued and outstanding with redemption value of RMB3,520,796 and nil as of December 31, 2020 and 2021, respectively)	3,520,796	—	—
Total mezzanine equity	7,891,348	—	—

Shareholders' (deficit)/equity:
Class A Ordinary shares (US$0.000125 par value, 200,435,685 and 1,500,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 40,080,478 and 279,835,705 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	31	226	35
Class B Ordinary shares (US$0.000125 par value, 19,227,592 and 50,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 19,227,592 and 19,227,592 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	15	15	2
Additional paid-in capital	—	13,350,347	2,094,961
Accumulated other comprehensive loss	(195,928)	(339,118)	(53,215)
Accumulated deficit	(4,948,593)	(6,280,816)	(985,597)
Total Zhihu Inc.’s shareholders’ (deficit)/equity	(5,144,475)	6,730,654	1,056,186
Noncontrolling interests	—	7,495	1,176
Total shareholders’ (deficit)/equity	(5,144,475)	6,738,149	1,057,362
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	3,761,441	8,805,165	1,381,722

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenues (including transactions with related parties of RMB9,045, RMB37,152 and RMB38,471 for the years ended December 31, 2019, 2020 and 2021, respectively)	670,511	1,352,196	2,959,324	464,382
Cost of revenues (including transactions with related parties of RMB154,256, RMB91,989 and RMB135,058 for the years ended December 31, 2019, 2020 and 2021, respectively)	(358,241)	(594,399)	(1,405,423)	(220,542)
Gross profit	312,270	757,797	1,553,901	243,840

Operating expenses:
Selling and marketing expenses (including transactions with related parties of RMB24,972, RMB33,921 and RMB120,315 for the years ended December 31, 2019, 2020 and 2021, respectively)	(766,465)	(734,753)	(1,634,733)	(256,525)
Research and development expenses	(351,012)	(329,763)	(619,585)	(97,226)
General and administrative expenses	(253,268)	(296,162)	(690,292)	(108,322)
Total operating expenses	(1,370,745)	(1,360,678)	(2,944,610)	(462,073)

Loss from operations	(1,058,475)	(602,881)	(1,390,709)	(218,233)
Other income/(expenses):
Investment income	25,035	56,087	59,177	9,286
Interest income	28,669	24,751	31,305	4,912
Fair value change of financial instrument	7,132	(68,818)	27,846	4,370
Exchange (losses)/gains	(9,216)	62,663	(16,665)	(2,615)
Others, net	2,675	11,728	(4,391)	(689)
Loss before income tax	(1,004,180)	(516,470)	(1,293,437)	(202,969)
Income tax expense	(40)	(1,080)	(5,443)	(854)

Net loss	(1,004,220)	(517,550)	(1,298,880)	(203,823)
Accretions of convertible redeemable preferred shares to redemption value	(426,781)	(680,734)	(170,585)	(26,769)
Net loss attributable to Zhihu Inc.’s shareholders	(1,431,001)	(1,198,284)	(1,469,465)	(230,592)

Net loss	(1,004,220)	(517,550)	(1,298,880)	(203,823)
Other comprehensive loss:
Foreign currency translation adjustments	(4,021)	(143,326)	(143,190)	(22,470)

Total other comprehensive loss	(4,021)	(143,326)	(143,190)	(22,470)

Total comprehensive loss	(1,008,241)	(660,876)	(1,442,070)	(226,293)
Accretions of convertible redeemable preferred shares to redemption value	(426,781)	(680,734)	(170,585)	(26,769)

Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,435,022)	(1,341,610)	(1,612,655)	(253,062)

Net loss per share, basic and diluted	(22.99)	(18.36)	(6.12)	(0.96)
Weighted average number of ordinary shares, basic and diluted	62,249,946	65,279,970	240,174,108	240,174,108

Share-based compensation expenses included in:
Cost of revenues	6,338	5,424	18,973	2,977
Selling and marketing expenses	16,293	15,973	31,947	5,013
Research and development expenses	28,650	15,281	57,595	9,038
General and administrative expenses	128,409	143,412	439,950	69,038

The accompanying notes are an integral part of these consolidated financial statements

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
			Class A ordinary		Class B ordinary		Additional	other		Total
	Ordinary shares		shares		shares		paid-in	comprehensive	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	loss	deficit	deficit
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	58,808,070	46	—	—	—	—	—	(48,581)	(2,674,877)	(2,723,412)
Net loss	—	—	—	—	—	—	—	—	(1,004,220)	(1,004,220)
Share-based compensation	—	—	—	—	—	—	179,690	—	—	179,690
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4,021)	—	(4,021)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(166,193)	—	(260,588)	(426,781)
Repurchase of share options	—	—	—	—	—	—	(24,903)	—	—	(24,903)
Re-designation of ordinary shares into Class A ordinary shares	(40,080,478)	(31)	40,080,478	31	—	—	—	—	—	—
Re-designation of ordinary shares into Class B ordinary shares	(18,727,592)	(15)	—	—	18,727,592	15	—	—	—	—
Proceeds received from employees in relation to share options	—	—	—	—	—	—	11,406	—	—	11,406
Balance as of December 31, 2019	—	—	40,080,478	31	18,727,592	15	—	(52,602)	(3,939,685)	(3,992,241)

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

						Accumulated
	Class A ordinary		Class B ordinary		Additional	other		Total
	shares		shares		paid-in	comprehensive	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	capital	loss	deficit	deficit
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	40,080,478	31	18,727,592	15	—	(52,602)	(3,939,685)	(3,992,241)
Net loss	—	—	—	—	—	—	(517,550)	(517,550)
Share-based compensation	—	—	—	—	180,090	—	—	180,090
Foreign currency translation adjustment	—	—	—	—	—	(143,326)	—	(143,326)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(189,376)	—	(491,358)	(680,734)
Exercise of share options	—	—	500,000	—	—	—	—	—
Proceeds received from employees in relation to share options	—	—	—	—	9,286	—	—	9,286
Balance as of December 31, 2020	40,080,478	31	19,227,592	15	—	(195,928)	(4,948,593)	(5,144,475)

						Accumulated			Total
	Class A ordinary		Class B ordinary		Additional	other		Non-	shareholders’
	shares		shares		paid-in	comprehensive	Accumulated	controlling	(deficit)/
	Shares	Amount	Shares	Amount	capital	loss	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2020	40,080,478	31	19,227,592	15	—	(195,928)	(4,948,593)	—	(5,144,475)
Net loss	—	—	—	—	—	—	(1,298,880)	—	(1,298,880)
Share-based compensation expenses					540,970	—	—	7,495	548,465
Foreign currency translation adjustment	—	—	—	—	—	(143,190)	—	—	(143,190)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(137,242)	—	(33,343)	—	(170,585)
Proceeds/receivables in relation to share options	—	—	—	—	31,588	—	—	—	31,588
Issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	40,787,844	33	—	—	4,853,260	—	—	—	4,853,293
Conversion of convertible redeemable preferred shares into Class A shares upon the completion of IPO	180,336,722	148	—	—	8,061,785	—	—	—	8,061,933
Exercise of share options and restricted shares	16,528,770	14	—	—	(14)	—	—	—	—
Balance as of December 31, 2021	277,733,814	226	19,227,592	15	13,350,347	(339,118)	(6,280,816)	7,495	6,738,149

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(1,004,220)	(517,550)	(1,298,880)	(203,823)
Depreciation of property and equipment and amortization of intangible assets	20,236	19,611	21,451	3,366
Share-based compensation expenses	179,690	180,090	548,465	86,066
Accrued investment income of short-term investments	(4,899)	(2,359)	(6,366)	(999)
Deferred income tax	—	—	(1,095)	(172)
Provision of allowance for expected credit loss	7,175	16,773	32,633	5,121
Loss on disposal of property and equipment	245	255	—	—
Fair value change of financial instrument	(7,132)	68,818	(27,846)	(4,370)
Unrealized exchange losses	7,966	—	—	—
Changes in operating assets and liabilities:
Trade receivables	(62,630)	(257,070)	(374,676)	(58,795)
Prepayments and other current assets	(10,127)	(17,061)	(134,357)	(21,084)
Right-of-use assets	26,425	22,744	(123,271)	(19,344)
Other non-current assets	142	412	(7,681)	(1,205)
Accounts payable and accrued liabilities	38,639	214,807	524,245	82,265
Contract liabilities	41,967	52,867	79,404	12,460
Amounts due from/to related parties	13,061	(57,921)	33,203	5,210
Taxes payable	2,350	20	59,017	9,261
Salary and welfare payables	66,007	25,007	81,422	12,777
Other current liabilities	(6,594)	28,883	34,333	5,388
Lease liabilities	(23,823)	(22,747)	119,765	18,794
Net cash used in operating activities	(715,522)	(244,421)	(440,234)	(69,084)

Cash flows from investing activities:
Cash paid for long-term investments	—	—	(19,380)	(3,041)
Purchases of short-term investments	(3,549,524)	(6,153,104)	(6,418,000)	(1,007,124)
Proceeds of maturities of short-term investments	2,280,000	6,594,676	5,234,592	821,422
Purchases of term deposits	(1,163,708)	(2,328,717)	(4,946,963)	(776,286)
Proceeds from withdrawal of term deposits	336,315	2,319,201	3,018,396	473,652
Purchase of intangible assets	(1,222)	—	—	—
Purchases of property and equipment	(4,528)	(1,952)	(7,440)	(1,167)
Proceeds from disposal of property and equipment	179	9	—	—
Acquisition of subsidiaries, net of cash acquired	—	—	(33,180)	(5,207)
Proceeds from foreign exchange options	—	—	35,472	5,566
Net cash (used in)/generated from investing activities	(2,102,488)	430,113	(3,136,503)	(492,185)

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	3,011,072	—	—	—
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	—	—	4,853,293	761,588
Proceeds received from employees in relation to share options	11,406	9,286	22,954	3,602
Payments for repurchase of share options	(24,903)	—	—	—
Net cash provided by financing activities	2,997,575	9,286	4,876,247	765,190

Effect of exchange rate changes on cash and cash equivalents	7,491	(137,508)	(100,169)	(15,718)
Net increase in cash and cash equivalents	187,056	57,470	1,199,341	188,203
Cash and cash equivalents at beginning of the year	713,294	900,350	957,820	150,303
Cash and cash equivalents at end of the year	900,350	957,820	2,157,161	338,506

Supplemental schedule of non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	426,781	680,734	170,585	26,769
Unpaid consideration for acquisition (including contingent consideration)	—	—	79,636	12,497

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and Principal Activities

(a) Principal activities

Zhihu Inc., (the “Company” or “Zhihu”), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”), is primarily engaged in the operation of one online content community which monetizes through paid membership services, advertising services and content-commerce solutions services in the People’s Republic of China (the “PRC” or “China”). The Company completed its initial public offering (the “IPO”) on the New York Stock Exchange in the United States of America in March 2021.

As of December 31, 2021, the Company’s major subsidiaries, VIEs and VIE’s subsidiary are as follows:

Place and year of
	Incorporation/acquisition	Principal activities
Major Subsidiaries
Zhihu Technology (HK) Limited	Hong Kong, 2011	Investment holding
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, 2012	Technology, business support and consulting service
Beijing Zhihu Network Technology Co., Ltd.	PRC, 2018	Information and marketing service
Shanghai Zhishi Commercial Consulting Co., Ltd.	PRC, 2021	Consulting service
Shanghai Paya Information Technology Co., Ltd.	PRC, 2021	Consulting service
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, 2016	Technology, business support in the PRC
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, 2017	Information transmission, software and information technology service in the PRC

VIEs
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, 2011	Internet service
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, 2021	Vocational training
Shanghai Biban Network Technology Co., Ltd.	PRC, 2021	Vocational training

VIE’s subsidiary
Beijing Leimeng Shengtong Cultural Dvelopment Co., Ltd.	PRC, 2017	Audio-Visual Permit holder in the PRC

(b) VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2021, the Company, through the Zhizhe Sihai (Beijing) Technology Co., Ltd., Shanghai Zhishi Commercial Consulting Co., Ltd and Shanghai Paya Information Technology Co., Ltd. (“WFOEs”), entered into the following contractual arrangements with the Beijing Zhizhe Tianxia Technology Co., Ltd., Shanghai Pinzhi Education Technology Co., Ltd and Shanghai Biban Network Technology Co., Ltd (“VIEs”) and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, WFOEs are considered the primary beneficiary of the VIEs, and the financial results of operations, assets and liabilities of the VIEs were included in the Group’s consolidated financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Principal Activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and their shareholders:

i) Contracts that give the Company effective control of the VIEs

Exclusive Share Option Agreements. Pursuant to the exclusive share option agreements among the WFOEs, the VIEs and the VIEs’ shareholders, each of the shareholders of the relevant VIE irrevocably granted the relevant WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or her equity interests in the relevant VIE, and the purchase price shall be RMB10 or the price permitted by applicable the PRC law. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not, among other things, (i) change VIEs’ registered capital, (ii) merge VIEs with any other entity, (iii) sell, transfer, mortgage, or dispose of VIEs’ assets, or (iv) amend VIEs’ articles of association. The exclusive share option agreements will remain effective unless the WFOEs terminate these agreements with written request or other circumstances mentioned therein take place. The agreements amongst the VIEs, the relevant subsidiaries and VIE’s shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date and materiality threshold for the corporate actions that require WFOEs’ consent vary.

Shareholders Voting Proxy Agreements. Pursuant to the shareholders voting proxy agreement, each shareholder of the relevant VIE irrevocably authorized the relevant WFOE to act on his or her respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in the VIEs, including but not limited to voting rights, rights of operation and management, and all other rights as shareholders under the articles of association of the VIEs. The agreements amongst the VIEs, the relevant subsidiaries and VIEs’ shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interests in the VIEs to the WFOEs to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreement, the exclusive share option agreements and the shareholders voting proxy agreement. In the event of a breach by the VIEs or any shareholder of contractual obligations under the equity interest pledge agreement, the WFOEs, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The shareholders of the VIEs agree that, without the WFOEs’ prior written consent, during the term of the equity interest pledge agreements, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. The agreements amongst the VIEs, the relevant subsidiaries and VIEs’ shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

Spousal Consent Letters. Spouses of shareholders of the VIEs have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreements, the exclusive  share  option  agreements,  the  shareholders  voting  proxy  agreements,  and  the exclusive business cooperation agreements, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interests in the VIEs held by the shareholders. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Principal Activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

ii)Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The agreements amongst the VIEs, the relevant subsidiaries and VIE’s shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

iii) Risks in relation to VIE structure

Part of the Group’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary.  In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Regulation of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group’s control over the variable interest entities through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group’s current corporate structure and business operations.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Principal Activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

If the Group is found in violation of any PRC laws or regulations or if the contractual arrangements among WFOEs, VIEs and their nominee shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoke the agreements constituting the contractual arrangements;
●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict operations;
●	restrict the Group’s right to collect revenue;
●	restrict or prohibit the Group’s use of the proceeds from the public offering to fund the Group’s business and operations in China;
●	shut down all or part of the Group’s websites or services;

iii) Risks in relation to VIE structure (Continued)

●	levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non-compliant operations;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group’s businesses, staff, and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote. The Group’s operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Principal Activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (Continued)

The following consolidated financial information of the Group’s VIEs and their subsidiaries as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	86,487	59,313
Short-term investments	51,479	434,505
Trade receivables	32,307	58,282
Amounts due from related parties	8,063	7,971
Amounts due from Group companies(a)	6,587	7,742
Prepayments and other current assets	23,352	50,753
Non-current assets:
Property and equipment, net	53	557
Intangible assets, net	21,048	66,186
Goodwill	—	73,663
Right-of-use assets	—	5,878
Other non-current assets	30	243
Total assets	229,406	765,093

Current liabilities
Accounts payable and accrued liabilities	51,321	120,057
Salary and welfare payables	1,537	2,473
Taxes payable	587	2,508
Contract liabilities	76,992	130,420
Amounts due to related parties	4,942	16,303
Amounts due to Group companies	121,377	420,411
Short-term lease liabilities	—	1,613
Other current liabilities	17,103	22,537
Non-current liabilities
Long-term lease liabilities	—	3,689
Deferred tax liabilities	—	14,030
Other non-current liabilities	—	8,439
Total liabilities	273,859	742,480

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Inter-company revenues	438	1,113	196
Third-party revenues	102,157	368,933	766,032
Inter-company cost(a)	(31,928)	(187,993)	(330,486)
Third-party cost	(72,123)	(177,598)	(373,390)
Gross Profit	(1,456)	4,455	62,352
Operating Expenses	(15,005)	(15,561)	(85,017)
Other income	4,749	4,572	4,834
Loss before income tax	(11,712)	(6,534)	(17,831)
Income tax expense	—	(1,049)	(3,435)
Net loss	(11,712)	(7,583)	(21,266)

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Principal Activities (Continued)

(b) VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (Continued)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Purchases of goods and services from Group Companies(a)	(215,200)	(159,651)	(45,579)
Operating activities with external parties	86,219	225,436	432,031
Net cash (used in)/provided by operating activities	(128,981)	65,785	386,452
Purchases of short-term investments	(120,000)	(175,000)	(870,000)
Proceeds of maturities of short-term investments	255,000	165,000	490,000
Other investing activities with external parties	—	—	(33,626)
Net cash provided by/(used in) investing activities	135,000	(10,000)	(413,626)
Net increase/(decrease) in cash and cash equivalents	6,019	55,785	(27,174)
Cash and cash equivalents at beginning of the year	24,683	30,702	86,487
Cash and cash equivalents at end of the year	30,702	86,487	59,313

(a)	VIEs have incurred RMB 31.9 million, RMB 186.1 million, and RMB330.5 million in fees related to services provided by the WFOEs and WFOEs concurrently recognized same amounts as revenues for the years ended December 31, 2019, 2020 and 2021, respectively. In 2019, 2020, and 2021, the total amount of such service fees that VIEs paid to the relevant WFOE under the relevant agreements was RMB215.2 million, RMB159.7 million and RMB45.6 million, respectively. Unsettled balance of such transactions was RMB63.8 million and RMB345.9 million as of December 31, 2020 and 2021, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB21.7 million and RMB22.8 million as of December 31, 2020 and 2021, respectively. As the VIEs are incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

(c) Liquidity

The Group incurred net losses of RMB1,004.2 million, RMB517.6 million and RMB1,298.9 million for the years ended December 31, 2019, 2020 and 2021, respectively. Net cash used in operating activities was RMB715.5 million, RMB244.4 million and RMB440.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. Accumulated deficit was RMB4,948.6 million and RMB6,280.8 million as of December 31, 2020 and 2021, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Operations and Principal Activities (Continued)

(c) Liquidity (Continued)

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development.  The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional ADSs and the Company received net proceeds of RMB15.1 million. Moreover, the Group can adjust the pace of its operational expansion and control its operating expenses. As of December 31, 2020 and 2021, the Group had RMB957.8 million and RMB2,157.2 million of cash and cash equivalents, RMB1,092.9 million and RMB2,974.9 million of term deposits and RMB1,046.0 million and RMB2,239.6 million of short-term investments, respectively. As of December 31, 2020 and 2021, the Group had RMB2,705.6 million and RMB6,436.5 million of  net current assets. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of   the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2. Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entities’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to assessment for the determination of the fair value of convertible redeemable preferred shares valuation, recognition of share-based compensation expenses and purchase price allocation in relation to acquisitions.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of operations and comprehensive loss.

(e) Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

(f) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(f) Fair value measurements (Continued)

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, short-term investments, trade receivables, other receivables and amounts due from/to related parties, accounts payable and accrued liabilities and other current liabilities and contingent consideration in relation to acquisitions. As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, term deposits, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration. Please see Note 20 for additional information of contingent consideration.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(g) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h) Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the years presented.

(i) Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 — “Financial Instruments”, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as other income/(expense).

(j) Expected credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The Group adopted  ASC Topic 326 on January 1, 2019 and several associated ASUs using a modified retrospective approach which did not have a material impact to the Group’s consolidated financial statements  as of January 1, 2019.

The Group’s trade receivables and other receivables included in prepayment and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group’s specific facts and circumstances. Changes in these factors in the current expected credit loss model from January 1, 2019 had no significant impact on the consolidated financial statements.

The Group’s trade receivables consist primarily of advertising agencies and direct advertising customers. The Group recorded RMB7.2 million, RMB15.8 million and RMB32.6 million in expected credit loss expense for the years ended December 31, 2019, 2020 and 2021, respectively.

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Electronic equipment	3 years
Office equipment and furniture	3 - 5 years
Leasehold improvement	Shorter of their useful life and the lease term

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(k) Property and equipment, net (Continued)

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

(l) Intangible assets, net

Separately acquired license, software and other intangible assets are shown at historical cost. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. They have finite useful lives and are subsequently carried at cost less accumulated amortization and impairment losses (if any). The Group amortizes intangible assets with a limited useful life using the straight-line method over the following years:

Licenses	5 years
Software	10 years
Content	5 years
Brand name	10 years
Technology	5 years

(m) Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required.

On January 1, 2020, the Group adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

Management evaluated the recoverability of goodwill by performing a qualitative assessment before using a two-step impairment test approach at the reporting unit level. Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of each reporting unit is in excess of its carrying amount as of December 31, 2021. Therefore, no impairment loss was recorded for the year ended December 31, 2021.

(n) Lease

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases, which specifies the accounting for leases. Earlier application is permitted for all entities as of February 25, 2016, the issuance date of the final standard. The Group early adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the years presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and years presented in the financial statements. The Group has applied the practical expedient to not recognize short-term leases with lease terms of one year or less.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(n) Leases (Continued)

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the year in which the obligation for those payments is incurred.

(o) Revenue recognition

The Group adopted ASC 606 — “Revenue from Contracts with Customers” for all years presented. According to ASC 606, revenue is recognized as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the balance sheet as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer.  Contract assets as of December 31, 2020 and 2021 were not material.

Trade receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(o) Revenue recognition (Continued)

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Paid membership services

The Group generates revenue through paid membership services on its community where users pay a membership fee to access premium content library for a fixed time period. The Group is determined to be the primary obligor and accordingly, the Group records revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.

The Group offers membership service which provides subscription members’ access right to premium content. Membership periods range from one month to twelve months. Membership service represents a stand ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as the Group provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.

Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. The Group determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback (“online hosting”). The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As the Group does not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from the retail purchase is not significant for the years ended December 31, 2019, 2020 and 2021.

The Group also provides discount coupons to its customers for use in purchasing online paid contents, which  were not material for the years ended December 31, 2019, 2020 and 2021, and treated as a reduction of revenue upon usage of coupon.

Advertising services

Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements on the Group’s community over a particular period of time. Such formats generally include but are not limited to launch screen advertisements, in-app bannered advertisements and feed advertisements. Merchants and brands can choose to compose their advertisements in text, images or videos and decide whether they are display-based or performance-based. Zhihu primarily charge display-based advertisements by cost-per -mille (“CPM”) model and cost-per-day (“CPD”) model, and primarily charge performance-based advertisements by cost-by-click (“CPC”) model and CPM model.

Content-commerce solutions services

Content-commerce solution services are online marketing solutions that are seamlessly integrated into our regular content operations. The Group provides content-commerce solutions services to expose the designated content to a more targeted audience. Zhihu primarily charges the content-commerce solutions service by CPC model.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(o) Revenue recognition (Continued)

Content-commerce solutions services (Continued)

For advertising and content-commerce solutions, the Group recognizes revenue on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of advertising and content-commerce solutions are summarized as below:

CPM model

Under the CPM model, the unit price for each qualified display is fixed and stated in the contract with advertisers. A qualified display is defined as the appearance of an advertisement, where advertisement meets the criteria specified in the contract. Given the fees are priced consistently throughout the contract and the unit prices for each qualified display is fixed accordingly, the Group recognizes revenue based on the fixed unit prices and the number of qualified displays upon occurrence of display, provided all revenue recognition criteria have been met.

CPC model

Under the CPC model, there is no fixed price for advertising services or content-commerce solutions services stated in the contract with the advertiser and the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is fixed, the Group recognizes revenue based on qualifying clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

CPD model

Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the displayed advertising evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

Sales rebate to certain customers

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax (“VAT”). The Group believes that there will not be significant changes to its estimates of variable consideration.

Other revenues

The Group’s other revenues are primarily generated from the vocational training, e-commerce services and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(o) Revenue recognition (Continued)

Nonmonetary transactions

The group entered into nonmonetary transactions with certain advertising service providers whereby each parties of these transactions would place counter parties’ advertisement on their own platform. Revenue from the nonmonetary transactions is recognized when advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group use the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable.

Principal expedients and exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

The Group recognizes an asset for the incremental costs of obtaining a contract if those costs are expected recoverable. The Group elects to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.

(p) Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost, and other direct costs related to the operation of business. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

(q) Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. For the years ended December 31, 2019, 2020 and 2021, advertising expenses were RMB350.2 million, RMB311.0 million and RMB782.6 million.

(r) General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses.

(s) Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses, rental expenses incurred associated with research and development departments.

For those websites and platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in “research and development expenses” as incurred.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(t) Share-based compensation

Share-based compensation benefits are provided to employees under the 2012 incentive compensation plan (“Zhihu Employee Option Plan” or the “Plan”). The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 14.

Prior to the completion of the IPO, the Company has used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share-based compensation on the grant date using binomial option-pricing model is affected by the fair value of the Company’s ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any.

The fair value of options granted under the plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

(u) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees.  Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB103.8 million, RMB63.6 million and RMB148.5 million for the years ended December 31, 2019, 2020 and 2021, respectively. The total balances of such employee benefit including the accrual for estimated underpaid amounts were approximately RMB123.7 million and RMB112.9 million as of December 31, 2020 and 2021, respectively.

(v) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the year of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(v) Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the years ended December 31, 2019, 2020 and 2021, respectively.

(w) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

(x) Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings per Share”. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. The Company’s convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(y) Statutory reserves

In accordance with China’s Company Laws, the Company’s VIE in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)), after offsetting accumulated losses from prior years, to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(y) Statutory reserves (Continued)

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from their after-tax profit (as determined under PRC GAAP), after offsetting accumulated losses from prior years, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. The Foreign Investment Law of the PRC (the Foreign Investment Law) and the Regulation on the Implementation of the Foreign Investment Law are effective from January 1, 2020, and the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-Foreign Contractual Joint Ventures as well as relevant regulations for the implementation of these laws and specific clauses shall be repealed simultaneously. According to Article 46 of the Regulation on the Implementation of the Foreign Investment Law, the original joint operators and cooperators in pre-existing foreign-invested enterprises may continue to follow the agreed upon terms in their contract on methods for profit allocation, distribution of surplus property, etc.  Enterprises shall determine the applicability of the agreed-upon terms by taking into account of their own circumstances.

The use of general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company.

The Group did not make any appropriations to its any reserve fund for the years ended December 31, 2019, 2020 and 2021, respectively, as each subsidiary was in an accumulated loss position.

(z) Business combination and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded as gain or loss on the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, the Group re-measures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For the Company’s majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(aa) Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity/(deficit) of the Group during a year arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ab) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group’s CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ac) Recently issued accounting pronouncements not yet adopted

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Concentrations and Risks

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 6% in 2017. The depreciation of the RMB against the US$ was approximately 5% and 2% in 2018 and 2019, respectively. The appreciation of the RMB against the US$ was approximately 6% and 2% in 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b) Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Concentrations and Risks (Continued)

(b) Credit and concentration risk (Continued)

As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Trade receivables are typically unsecured and are generally derived from customers. No single customer represented greater than 10% of the Group’s total revenues for the years ended December 31, 2019, 2020 and 2021. Nil and two customers accounted for greater than 10% of the Group’s trade receivables as of December 31, 2020 and 2021, respectively.

One, two  and nil suppliers represented more than 10% of the Group’s total purchases for the years ended December 31, 2019, 2020 and 2021, respectively, but accounts payable due to one supplier accounted for greater than 10% of the Group’s accounts payable as of December 31, 2020 and 2021.

(c) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, term deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB1,188.7 million and RMB2,821.1 million as of December 31, 2020 and 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

4. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Deductible input value-added tax	46,689	29,567
Prepayment for promotion and advertising expense and other operation expenses	27,612	70,628
Other receivable related to exercise of employee options	—	94,264
Prepayment for 10th anniversary celebration events	25,188	—
Prepaid content cost	8,441	35,204
Interest income receivable	364	15,303
Rental and other deposits	10,583	19,336
Others	4,659	7,773
Total	123,536	272,075

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Short-term Investments

As of December 31, 2020 and 2021, the Group’s short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. To estimate the fair value of short-term investments, the Group refers to the quoted rate of return provided by financial institutions at the end of each year/period using discounted cash flow method. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

The following is a summary of short-term investments (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Structured deposits	—	230,993
Wealth management products	1,046,000	2,008,603
Total	1,046,000	2,239,596

During the years ended December 31, 2019, 2020 and 2021, the Group recorded investment income related to short-term investments of RMB25.0 million, RMB56.1 million and RMB59.2 million in the consolidated statements of operations and comprehensive loss, respectively.

6. Property and equipment, net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Electronic equipment	13,653	15,443
Office equipment and furniture	5,083	7,209
Leasehold improvement	10,078	13,700
Total	28,814	36,352
Less: Accumulated depreciation	(20,709)	(26,487)
Net book value	8,105	9,865

Depreciation expenses were RMB9.0 million, RMB8.1 million and RMB5.8 million for the years ended December 31, 2019, 2020 and 2021, respectively.

7. Intangible assets, net

The following is a summary of intangible assets, net (in thousands):

	As of December 31, 2020
	Gross	Accumulated	Net
	carrying value	amortization	carrying value
	RMB	RMB	RMB
Software	3,083	(653)	2,430
License	54,904	(33,857)	21,047
Others	9	(8)	1
Total	57,996	(34,518)	23,478

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Intangible assets, net (Continued)

	As of December 31, 2021
	Gross	Accumulated	Net
	carrying value	amortization	carrying value
	RMB	RMB	RMB
Software	3,083	(961)	2,122
License	54,904	(44,839)	10,065
Content	31,500	(3,150)	28,350
Brand name	25,000	(950)	24,050
Technology	4,000	(280)	3,720
Others	9	(8)	1
Total	118,496	(50,188)	68,308

Amortization expenses were RMB11.2 million, RMB11.5 million and RMB15.7 million for the years ended December 31, 2019, 2020 and 2021, respectively. No impairment charge was recognized for any of the years presented.

As of December 31, 2021, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

RMB
2022	19,974
2023	9,908
2024	9,908
2025	9,908
2026	6,478
Thereafter	12,132
Total	68,308

8. Lease

The Group’s leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of December 31, 2020 and 2021, the Group recorded right-of-use assets of approximately RMB3.2 million and RMB126.5 million and lease liabilities of approximately RMB2.9 million and RMB122.7 million, respectively, for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year Ended December 31,
	2020	2021
	RMB	RMB
Cash payments for operating leases	22,316	38,532
Right-of-use assets obtained in exchange for operating lease liabilities	—	157,946

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Lease (Continued)

Future lease payments under operating leases as of December 31, 2021 were as follows (in thousands):

RMB
2022	46,410
2023	45,675
2024	37,803
2025	778
Total future lease payments	130,666
Less: imputed interest	(8,008)
Total lease liabilities	122,658

The weighted-average remaining lease term was 1.00 year and 2.95 years as of December 31, 2020 and 2021, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2020 and 2021 was 4.75% and 4.75%, respectively.

Operating lease expenses for the years ended December 31, 2019, 2020 and 2021 was RMB26.8 million, RMB23.4 million and RMB38.7 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2019, 2020 and 2021 were RMB0.6 million, RMB2.0 million and RMB0.5 million, respectively.

No lease contract was early terminated for the years ended December 31, 2020 and 2021.

9. Taxation

(a) Value-added tax (“VAT”)

The Group’s subsidiaries, consolidated VIE and VIE’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b) Income taxes

Composition of income tax

The current income tax expenses for the years ended December 31, 2019, 2020 and 2021 were approximately RMB40,000, RMB1,080,000 and RMB5,443,000, respectively.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Taxation (Continued)

(b) Income taxes (Continued)

China

On March 16, 2007, the National People’s Congress of PRC enacted the Enterprise Income Tax(“EIT”) Law, under which Foreign Invested Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”). The Enterprise Income Tax Law became effective on January 1, 2008.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. One subsidiary of the Company was accredited as a HNTE in 2016, therefore it is entitled to a preferential income tax rate at 15% for three years starting from 2016. It continues to be qualified as a HNTE in 2019 annual review by the relevant tax authorities, therefore it is entitled to a preferential income tax rate at 15% for 2019, 2020 and 2021.

All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2021.

The following table presents a reconciliation of the income tax expenses computed by the statutory income tax rate to the Group’s income tax expense of the year presented are as follows (in thousands):

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Income tax expenses at PRC statutory income tax rate	(251,045)	(129,117)	(323,359)
Permanent differences(1)	28,025	30,326	125,132
Effect of different tax jurisdiction	(2,321)	(2,574)	4,077
Effect of preferential tax rate	99,470	51,055	128,584
Change in deferred tax assets valuation allowance	125,911	51,390	71,009
Income tax expenses	40	1,080	5,443

(1)	The permanent differences mainly consist of additional deduction for research and development expenditures and non-deductible expenses.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Taxation (Continued)

(b) Income taxes (Continued)

China (Continued)

The following table sets forth the effect of preferential tax rate on the PRC operations (in thousands except per share data):

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Tax holiday effect	99,470	51,055	128,584
Basic and diluted net loss per share effect	1.60	0.78	0.54

(c) Deferred tax assets

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of the years presented (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	284,300	345,744
Advertising and promotion expenses in excess of deduction limit	227,206	232,339
Provision of allowance for expected credit losses	7,008	14,570
Payroll and expense accrued	19,124	15,994
Less: valuation allowance	(537,638)	(608,647)
Total deferred tax assets, net	—	—

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	2020	2021
	RMB	RMB
Deferred tax assets:
Balance as of January 1,	(486,248)	(537,638)
Change of valuation allowance	(51,390)	(71,009)
Balance as of December 31,	(537,638)	(608,647)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration year for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2021, certain entities of the Group had net operating tax loss carry forwards, if not utilized, which would expire as follows (in thousands):

RMB
Loss expiring in 2023	17,153
Loss expiring in 2024	27,331
Loss expiring in 2025	67,626
Loss expiring after 2025	1,989,567
Total	2,101,677

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Taxation (Continued)

(d) Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

To the extent that subsidiaries and VIEs and the subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2020 and 2021, the Company did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as they were still in accumulated deficit position.

10. Other Current Liabilities

The following is a summary of other current liabilities as of December 31, 2020 and 2021 (in thousands):

	As of December 31,
	2020	2021
	RMB	RMB
Payable of deposits	17,394	28,234
Accrued VAT tax payable	32,688	52,675
Payable to the users	7,942	13,434
Payable of employee benefit	4,930	5,993
Consideration payable for acquisition	—	18,936
Others	1,982	8,175
Total	64,936	127,447

11. Contract Liabilities

Contract liabilities primarily relate to the payments received for advertising services, paid content services and content-commerce solutions in advance of revenue recognition. The increase in contract liabilities over the prior year was a result of the increase in consideration received from the Group’s customers, which was in line with the growth of revenues in advertising service, content-commerce solutions and paid membership service.  Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.  The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB64.2 million, RMB105.8 million and RMB138.6 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Ordinary Shares

The Company was incorporated on May 17, 2011 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1 each, of which 10 ordinary shares had been issued. Zhihu Holdings Inc. and Innovation Works Holdings Limited, companies organized under the laws of the British Virgin Islands, held 80% and 20% of total equities of the Company, respectively.

After several issuances, share splits and repurchases of certain shares held by investors prior to 2019, the Company had 58,808,070 of ordinary shares issued and outstanding as of December 31, 2018.

In March 2021, the Company completed the IPO. Immediately prior to the completion of the IPO, the Company’s authorized share capital was changed into US$200,000 divided into 1,600,000,000 shares comprising (i) 1,500,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii)50,000,000 Class B ordinary shares of a par value of US$0.000125 each, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board   of   directors   may   determine   in   accordance   with   the   Company’s   post-offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company’s issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 19,227,592 shares beneficially owned by Mr. Yuan Zhou continue to be Class B ordinary shares.

During the IPO, the Company sold a total of 55,000,000 ADSs, with two ADSs representing one Class A ordinary share of the Company with par value of US$0.000125 per share. In addition, the Company sold and issued 13,157,892 Class A ordinary shares in the concurrent private placements to certain investors based on the IPO price of US$9.50 per ADS. The Company received a total of approximately US$737.1 million (RMB4.8 billion) of net proceeds after deducting the underwriter commissions and relevant offering expenses.

In April 2021, the underwriters exercised their option to purchase 259,904 additional ADSs and the Company received a total of approximately US$2.3 million (RMB15.1 million) of net proceeds after deducting the underwriter commissions.

13. Preferred Shares

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, “Preferred Shares”).

		Total number		Consideration
Series of Preferred Shares	Date of issuance	of shares issued		per share
				US$
Series A	08/11/2011	37,858,584		0.26
Series B	05/05/2014	25,164,697		0.93
Series C	21/09/2015	27,935,316		2.17
Series D	08/12/2016	22,334,525		4.63
Series D1	22/03/2017	6,947,330		5.04
Series E	26/07/2018, 14/09/2018	27,267,380		9.89
Series F	07/08/2019	34,677,872	(i)	12.52
		182,185,704

(i)	Including 11,985,440 Series F preferred shares legally issued in December 2020 upon the exercise of the warrant as discussed in Accounting of Preferred Shares.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Preferred Shares (Continued)

The key terms of the preferred shares are as follows:

Conversion rights

Unless converted earlier pursuant to the provisions with respect to automatic conversion as set out below, preferred shares shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and non-assessable Class A ordinary shares at an initial conversion ratio of 1:1, and thereafter shall be subject to adjustment and readjustment from time to time for (a) share splits and combination, (b) ordinary share dividends and distributions, (c) reorganizations, mergers, consolidations, reclassifications, exchanges, substitution, (d) dilutive issuance.

Each Preferred Shares shall automatically be converted, based on the then-effective conversion price, without the payment of any additional consideration, into fully-paid and non-assessable Class A ordinary shares upon the earlier of (i) the consummation of the qualified initial public offering (“Qualified IPO”), or (ii) the date specified by the written consent of the majority Preferred Shareholders of each Preferred Shares.

Qualified IPO means a closing of an IPO on a stock exchange reasonably accepted to the majority Preferred Shareholders with the company’s market capitalization, immediately after the offering of at least US$4 billion.

Redemption rights

The shareholders of preferred shares may request redemption of all or any part of the then outstanding shares held, at any time after the occurrence of (i) if a Qualified IPO or a trade sale is not consummated within forty-two month period after the closing of Series F financing, or (ii) if any Preferred Shares are required to be redeemed by any preferred shareholder after the closing of Series F financing, or iii) if there has been any change that does not allow or materially restricts the company to effectively control its structured entities as defined in Note 2 (b), or (iv) the occurrence of a material breach of the transaction documents by any of the Group, founders, co-founders and other parties specified in the transaction documents during the forty-two month period after the closing of Series F financing. The commencement date of term (i) mentioned above was originally five-year period after the issuance date of each preferred share and modified to forty-two-month period after the closing of Series F financing.

The redemption price of each share to be redeemed shall equal to (i) 150% of each series stated issue price, plus (ii) any accrued but unpaid dividends on such share, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

Voting rights

Each Preferred Shares has voting rights equivalent to the number of Class A ordinary shares into which such Preferred Shares could be then convertible.

Dividend rights

Each preferred shareholder shall be entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis, only when, as and if declared at the sole discretion of the Board and duly approved. The distribution sequence should be in the following order: Series F preferred shareholders, Series E preferred shareholders, Series D and/or Series D1 preferred shareholders, Series C preferred shareholders, Series B preferred shareholders, Series A preferred shareholders, ordinary shareholders.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Preferred Shares (Continued)

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the assets and funds of the Company legally available for distribution to the shareholders shall be distributed to shareholders in the following manner and order:

Each preferred shareholder shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous preferred shares and ordinary shares, the amount equal to one hundred percent (100%) of the original issue price on each preferred share, plus all declared but unpaid dividends thereon up to the date of liquidation or otherwise agreed in the transaction documents. The liquidation preference amount will be paid to the Preferred Shareholders in the following order: first to holders of Series F Preferred Shares, second to holders of Series E Preferred Shares, third to holders of Series D/D1 Preferred Shares, forth to holders of Series C Preferred Shares, fifth to holders of Series B Preferred Shares and lastly to holders of Series A Preferred Shares. After distributing or paying in full the liquidation preference amount to all of the Preferred Shareholders, the remaining assets of the Company available for distribution, if any, shall distributed to the holders of ordinary shares and the Preferred Shareholders on a pro rata basis, based on the number of ordinary shares then held by each shareholder on an as converted basis. If the value of the remaining assets of the Company is less than aggregate liquidation preference amounts payable to the holders of a particular series of Preferred Shares, then the remaining assets of the Company shall be distributed pro rata amongst the holders of all outstanding Preferred Shares of that series.

Accounting of Preferred Shares

The Company has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. In addition, the Company records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series C, Series D, Series D1, Series E Preferred Shares and Series F Preferred Shares were RMB0.5 million, RMB0.5 million, RMB0.8 million, RMB6.1 million, RMB2.2 million, RMB35.0 million and RMB27.0 million, respectively.

The Company has determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

Pursuant to laws applicable to PRC entities incorporated in the PRC, PRC investors should complete its statutory filings and foreign exchange registrations for outbound investment, before such PRC entities can legally own offshore investments or equity interests in offshore entities. As such, all PRC shareholders of Zhihu Inc. must complete their relevant registrations and statutory filings, as appropriate, before they can, in accordance with applicable PRC laws, hold directly or indirectly any share of the Company, which is incorporated under the laws of the Cayman Islands. Certain Preferred Shareholder who made full payment of the purchase consideration holds warrant and one Preferred Share in the Company to reflect such holder ’s rights, obligations, and interests in the Company as if such holder were holding all Preferred Shares of the Company issuable upon exercise of the warrant before such holder completes its necessary registration for outbound investment to exercise its warrant to purchase Preferred Shares of the Company. This was a transitional arrangement pending completion of necessary registration process by   such   holder.   Once   such   holder   completes the   necessary registration for outbound investment, such holder is required to exercise the warrant immediately. Accordingly, the one Preferred Share was accounted for and represented based on the terms on all Preferred Shares of the Company issuable upon exercise of the warrant. Concurrently, the Group entered into a foreign exchange forward contract with the investor. The Group accounts for the foreign exchange forward contract and the warrant as derivative asset (included in other current assets), which was measured at fair value with the changes in the fair value recorded within other income/(expenses) in the consolidated statements of operations and comprehensive loss. The holder of the warrant has completed the relevant registration and filing, and exercised the warrant in December 2020. The underlying Preferred Shares have been legally issued accordingly.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Preferred Shares (Continued)

Accounting of Preferred Shares (Continued)

The fair value of the derivative asset was categorized as Level 3 of fair value measurement. The following table sets forth the reconciliation of the fair value measurements of derivative asset:

Fair value
measurements of
derivative asset
RMB in thousand
Beginning balance as of January 1, 2019	—
Change in fair value	7,132
Ending balance as of December 31, 2019	7,132

Beginning balance as of January 1, 2020	7,132
Change in fair value	(68,818)
Settlement of derivative asset	61,686
Ending balance as of December 31, 2020	—

The key inputs used in valuation of derivative asset as of December 31, 2019 date were as follow.

As of December 31,
2019
Forward foreign exchange rate	7.04
Risk-free interest rate	1.59
Expected term (in years)	0.98

Significant increases/(decreases) in any of these inputs in isolation would have resulted in a significantly lower/(higher) fair value measurement. Generally, a change in the assumption used for the risk-free interest rate would have been accompanied by a directionally similar change in the assumption used for the expected term and a directionally opposite change in the assumption used for forward foreign exchange rate. In December 2020, the derivative asset has been settled at the foreign exchange rate of US$1.00 = RMB6.53 accordingly.

Upon the completion of the IPO in March 2021, all of issued and outstanding Preferred Shares automatically converted into ordinary shares on a one-for-one basis.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Preferred Shares (Continued)

Accounting of Preferred Shares (Continued)

The Company’s preferred shares activities for the years ended December 31, 2019, 2020 and 2021, respectively, are summarized below (in thousands, except number of shares):

	Series A		Series B		Series C		Series D		Series D1		Series E		Series F
	Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Preferred Shares		Mezzanine Equity
	Number of		Number of		Number of		Number of		Number of		Number of		Number of		Total number	Total
	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	shares	Amount	of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of December 31, 2018	36,009,602	89,551	25,164,697	212,476	27,935,316	506,846	22,334,525	829,328	6,947,330	274,386	27,267,380	1,860,174	—	—	145,658,850	3,772,761
Issuance of Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	34,677,872	3,011,072	34,677,872	3,011,072
Accretion to Preferred Shares redemption value	—	—	—	7,927	—	34,935	—	63,557	—	21,870	—	176,521	—	121,971	—	426,781

Balance as of December 31, 2019	36,009,602	89,551	25,164,697	220,403	27,935,316	541,781	22,334,525	892,885	6,947,330	296,256	27,267,380	2,036,695	34,677,872	3,133,043	180,336,722	7,210,614

Balance as of December 31, 2019	36,009,602	89,551	25,164,697	220,403	27,935,316	541,781	22,334,525	892,885	6,947,330	296,256	27,267,380	2,036,695	34,677,872	3,133,043	180,336,722	7,210,614
Accretion to Preferred Shares redemption value	—	—	—	—	—	14,771	—	50,956	—	18,983	—	208,271	—	387,753	—	680,734

Balance as of December 31, 2020	36,009,602	89,551	25,164,697	220,403	27,935,316	556,552	22,334,525	943,841	6,947,330	315,239	27,267,380	2,244,966	34,677,872	3,520,796	180,336,722	7,891,348

Balance as of December 31, 2020	36,009,602	89,551	25,164,697	220,403	27,935,316	556,552	22,334,525	943,841	6,947,330	315,239	27,267,380	2,244,966	34,677,872	3,520,796	180,336,722	7,891,348
Accretion to Preferred Shares redemption value	—	—	—	—	—	3,524	—	12,390	—	4,634	—	51,967	—	98,070	—	170,585
Conversion of Preferred Shares to ordinary shares upon the completion of the IPO	(36,009,602)	(89,551)	(25,164,697)	(220,403)	(27,935,316)	(560,076)	(22,334,525)	(956,231)	(6,947,330)	(319,873)	(27,267,380)	(2,296,933)	(34,677,872)	(3,618,866)	(180,336,722)	(8,061,933)

Balance as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Share-based Compensation

In June 2012, the Company established a share incentive plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer and other employees of the Company and its affiliates. In December 2021, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

Under the Plan, during 2012 and 2013, options or restricted shares granted are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as a performance condition, which are measured at the grant date fair value.

After 2013, participants are granted options or restricted shares which only vest if certain service conditions are met. Participation in the Plan is at the board’s discretion, and no individual has a contractual right to participate in the Plan or to receive any guaranteed benefits. Options issued under the Plan are valid and effective for 10 years from the grant date.

Majority of the share options shall be subject to different vesting schedules of three, three and a half or four years from the vesting commencement date, subject to the participant continuing to be an employee through each vesting date. For vesting schedule of three years, 25% of the granted share options are vested on the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months. For vesting schedule of three and a half years, 25% of the granted share options are vested on the 6-month anniversary of the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months. For vesting schedule of four years, 25% of the granted share options are vested on the first anniversary from the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months or vested in equal yearly installments over the following three years.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) for share options granted with only service conditions, using the graded vesting method, net of actual forfeitures, over the vesting period; or (b) for share options granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

Compensation expenses related to options granted during 2012 and 2013 with a performance condition of an IPO were RMB6.3 million, for which the service condition had been met and were recognized when the performance target of an IPO was achieved in March 2021.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Share-based Compensation (Continued)

Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2019, 2020 and 2021:

			Weighted
		Weighted	Average
	Number of	Average Exercise	Remaining	Aggregate
	options	Price	Contractual Life	Intrinsic Value
	(in thousands)	US$		(US$in
				thousands)
Outstanding as of January 1, 2019	22,722	0.78	7.73	88,678
Granted	5,360	2.28
Repurchased	(288)	0.03
Forfeited	(1,546)	2.21
Outstanding as of December 31, 2019	26,248	1.01	7.22	159,818

Outstanding as of January 1, 2020	26,248	1.01	7.22	159,818
Granted	11,811	0.60
Exercised	(500)	0.01
Forfeited	(1,699)	2.22
Outstanding as of December 31, 2020	35,860	0.84	7.33	339,953

Outstanding as of January 1, 2021	35,860	0.84	7.33	339,953
Granted	1,846	2.14
Exercised	(15,568)	0.40
Forfeited	(954)	4.49
Outstanding as of December 31, 2021	21,184	1.10	6.39	211,515

Exercisable as of December 31, 2021	9,483	1.47	3.58	91,167

The weighted-average fair value of granted share options was US$5.31, US$9.33 and US$13.55 for the years ended December 31, 2019, 2020 and 2021, respectively. The total intrinsic value of share options exercised was US$239.3 million for the year ended December 31, 2021.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Share-based Compensation (Continued)

Restricted shares activities

The following table presents a summary of the Company’s restricted shares activities for the years ended December 31, 2019, 2020 and 2021:

		Weighted Average
	Number of	Grant Date
	Restricted shares	Fair Value
	(in thousands)	US$
Unvested as of January 1, 2019	594	2.15
Vested	(311)	1.88
Forfeited	(69)	1.31
Unvested as of December 31, 2019	214	2.70
Unvested as of January 1, 2020	214	2.70
Vested	(123)	2.56
Unvested as of December 31, 2020	91	2.90
Unvested as of January 1, 2021	91	2.90
Granted	1,598	22.49
Vested	(81)	2.86
Forfeited	(127)	24.10
Unvested as of December 31, 2021	1,481	22.22

As of December 31, 2021, the weighted average remaining contractual life of outstanding restricted shares is 9.58 years.

Valuation

Prior to the completion of the initial public offering in the United States, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted equity allocation model to determine the fair value of each underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are required to be determined, on a best estimate basis, by the Company.

After the completion of the initial public offering in the United States, the fair value of the share options is estimated based on the fair market value of the underlying ordinary shares at the grant date.

Based on fair value of each underlying ordinary share, the Company used the Binomial option-pricing model to determine the fair value of the share options as at the grant date. Key assumptions are set as below:

	For the Year Ended December 31,
	2019	2020	2021
Fair value per share (US$)	$6.27-7.08	$7.42-10.32	$25.02
Risk-free interest rate	1.92%-2.01%	0.70%-0.93%	1.44%
Expected volatility	53.78%-54.38%	54.94%-59.31%	54.85%-55.51%
Expected term (in years)	10	10	10
Dividend yield	0.00%	0.00%	0.00%

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Share-based Compensation (Continued)

Valuation (Continued)

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contractual life of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date.

The total expenses recognized in profit or loss in respect of the share-based compensation under for the Plan was RMB179.7 million, RMB180.1 million and RMB541.0 million for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, total unrecognized compensation expenses under the Plans granted after 2013 were US$75.8 million, which is expected to be recognized over a weighted average period of 2.65 years.

In 2019, and on an exceptional basis (no prior like history) the Group repurchased options from a small number of members of senior management. The Group determined that this event (which did not result pursuant to a preexisting right of the Company) did not create a reasonable expectation for the Company to settle remaining share-based awards in cash, therefore all the remaining share-based awards are still classified as equity-settled awards.

15. Net Loss Per Share

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2019,2020 and 2021. Shares issuable for little consideration have been included in the number of outstanding shares used for basic loss per share.

	For the Year Ended December 31,
	2019	2020	2021
Numerator (RMB in thousands):
Net loss	(1,004,220)	(517,550)	(1,298,880)
Accretions of preferred shares to redemption value	(426,781)	(680,734)	(170,585)
Net loss attributable to ordinary shareholders	(1,431,001)	(1,198,284)	(1,469,465)

Denominator:
Weighted average number of ordinary shares outstanding, basic	62,249,946	65,279,970	240,174,108
Weighted average number of ordinary shares outstanding, diluted	62,249,946	65,279,970	240,174,108
Net loss per share, basic (RMB)	(22.99)	(18.36)	(6.12)
Net loss per share, diluted (RMB)	(22.99)	(18.36)	(6.12)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Year Ended December 31,
	2019	2020	2021
Preferred shares	159,625,007	180,336,722	—
Share options	13,994,318	15,922,419	24,368,217
	173,619,325	196,259,141	24,368,217

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Commitments and Contingencies

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of December 31, 2021 are disclosed in Note 8.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.

17. Related Party Transactions

During the years presented, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the “Tencent Group”)	Shareholder of the Company
Baidu, Inc. and its subsidiaries (the “Baidu Group”)	Shareholder of the Company
Kuaishou Technology and its subsidiary (the “Kuaishou Group”)	Shareholder of the Company

(a) Significant transactions with related parties

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands
Purchasing service from related parties
Tencent Group(i)	154,256	77,254	110,849
Baidu Group(ii)	24,972	48,656	142,345
Kuaishou Group	—	—	2,179
Total	179,228	125,910	255,373

	For the Year Ended December 31,
	2019	2020	2021

	RMB in thousands
Providing service to related parties(iii)
Tencent Group	8,411	12,569	10,876
Baidu Group	634	17,171	19,731
Kuaishou Group	—	7,412	7,864
Total	9,045	37,152	38,471
(i)	Service purchased from Tencent Group primarily related to cloud and bandwidth services.
(ii)	Service purchased from Baidu Group primarily related to marketing services and cloud and bandwidth services.
(iii)	Service provided to related parties mainly refer to advertising service provided to Tencent Group, Baidu Group and Kuaishou Group.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Related Party Transactions (Continued)

(b) Balances with related parties

	As of December 31,
	2020	2021

	RMB in thousands
Amount due from related parties
Tencent Group	7,447	8,763
Baidu Group	3,923	6,435
Kuaishou Group	2,473	2,998
Total	13,843	18,196

Amount due to related parties
Tencent Group	41,523	67,370
Baidu Group	4,460	14,581
Kuaishou Group	—	1,640
Total	45,983	83,591

The transactions and balances with related parties are all trade in nature.

18. Segment Information

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

Key revenue streams are as below (in thousands):

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Advertising service	577,424	843,284	1,160,886
Paid membership service	87,997	320,471	668,507
Content-commerce solutions	641	135,813	973,986
Others	4,449	52,628	155,945
Total	670,511	1,352,196	2,959,324

All revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB754.4 million and RMB3,573.1 million of the Company’s total consolidated net assets, as of December 31, 2020 and 2021, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIE and its subsidiaries to satisfy any obligations of the Company.

Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Business combination

Prez Limited, a Cayman Islands company, through its subsidiaries and variable interest entity (collectively referred to as the “Pinzhi”), is a vocational training provider which mainly focuses on Chartered Financial Analyst and Certified Public Accountant examinations in the PRC. In July 2021, the Group acquired 55% of the equity interest in Pinzhi at an aggregate purchase price of RMB83.9 million, comprising cash and contingent consideration at fair value. Contingent consideration is subject to Pinzhi’s future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The remaining 45% shares held by the founder is subject to a 5 years’ service period. That is, if the founder left the Company within 5 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 100% of equity interests at the acquisition date with 45% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

RMB

Net liabilities acquired	(1,468)
Amortizable intangible assets
Content	31,500
Brand name	13,000
Technology	1,600
Goodwill	50,833
Deferred tax liabilities	(11,525)
83,940

Total purchase price comprised of (in thousands):

RMB

Cash consideration	38,940
Contingent consideration at fair value	45,000
Total	83,940

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Business combination (Continued)

Yincheng Limited, a Cayman Islands company, through its subsidiaries and variable interest entity (collectively referred to as the “Papa”), is a vocational training provider which mainly focuses on vocational language exam preparation courses, under the Papa brand. In November 2021, the Group acquired 55% of the equity interest in Papa at an aggregate purchase price of RMB35.6 million, comprising cash consideration, contingent consideration at fair value, and a direct capital injection. Contingent consideration is subject to Papa’s future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The remaining 45% shares held by the founder is subject to a 6 years’ service period. That is, if the founder left the Company within 6 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 100% of equity interests at the acquisition date with 45% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

RMB
Net assets acquired	1,945
Amortizable intangible assets
Brand name	12,000
Technology	2,400
Goodwill	22,830
Deferred tax liabilities	(3,600)
35,575

Total purchase price comprised of (in thousands):

RMB
Cash consideration	13,875
Contingent consideration at fair value	15,700
Capital injection	6,000
Total	35,575

Goodwill arising from the above acquisitions was attributable to the synergies expected from the combined operations of Pinzhi and the Company as well as Papa and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for the above acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021, either individually or in aggregate

21. Subsequent Event

On March 30, 2022, the Group approved to grant a share award of 9,621,477 Class A Ordinary Shares to Mr. Zhou (the “CEO Award Shares”). Mr. Zhou has undertaken and covenanted that, unless and until the performance results targets set by the audit committee of the Board have been met, (a) he (including any intermediary through which he holds the CEO Award Shares) shall not offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the CEO Award Shares; and (b) he will cast votes of all of the CEO Award Shares at shareholder meetings of the Company or with respect to written resolution of shareholders of the Company in the manner consistent with the views and suggestions of the Board, which shall be determined in the best interest of the Company; he will abstain from voting if no such view or suggestion is formulated by the Board as a whole. In addition, the options granted to Mr. Zhou in December 2020 was approved to be fully vested on March 30, 2022.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2020 and 2021.

(a) Condensed balance sheets of Zhihu Inc.

	As of December 31,
	2020	2021	2021

			US$in
	RMB in thousands		thousand
ASSETS
Current assets:
Cash and cash equivalents	6,834	94,427	14,818
Amounts due from subsidiaries and VIEs and VIEs’ subsidiaries	11,530	12,711	1,995
Prepayments and other current assets	183	42,232	6,626
Total current assets	18,547	149,370	23,439

Non-current assets:
Investments in subsidiaries and VIEs and VIEs’ subsidiaries	2,760,778	6,666,713	1,046,153
Total non-current assets	2,760,778	6,666,713	1,046,153

Total assets	2,779,325	6,816,083	1,069,592

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDER’S (DEFICIT)/EQUITY
Current liabilities
Accounts payable and accrued liabilities	5,500	30,828	4,838
Amounts due to subsidiaries and VIEs and VIEs’ subsidiaries	26,952	54,601	8,568
Total current liabilities	32,452	85,429	13,406

Total liabilities	32,452	85,429	13,406

Mezzanine equity	7,891,348	—	—

Shareholders’ (deficit)/equity:
Ordinary shares, US$0.000125 par value	46	241	37
Additional paid-in capital	—	13,350,347	2,094,961
Accumulated other comprehensive loss	(195,928)	(339,118)	(53,215)
Accumulated deficit	(4,948,593)	(6,280,816)	(985,597)
Total shareholders’ (deficit)/equity	(5,144,475)	6,730,654	1,056,186
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	2,779,325	6,816,083	1,069,592

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b) Condensed statements of operations and comprehensive loss of Zhihu Inc.

	For the Year Ended December 31,
	2019	2020	2021	2021

				US$in
	RMB in thousand			thousand
Operating expenses:
General and administrative expenses	(14,369)	(13,914)	(30,019)	(4,711)
Total operating expenses	(14,369)	(13,914)	(30,019)	(4,711)

Loss from operations	(14,369)	(13,914)	(30,019)	(4,711)
Other income/(expenses):
Fair value change of financial instrument	7,132	(68,818)	—	—
Interest income	11,102	3,244	123	19
Exchange (losses)/gains	(7,966)	69,650	(523)	(82)
Share of loss of subsidiaries and VIEs and VIEs’ subsidiaries	(1,000,119)	(507,712)	(1,268,461)	(199,049)

Net loss	(1,004,220)	(517,550)	(1,298,880)	(203,823)
Accretions of convertible redeemable preferred shares to redemption value	(426,781)	(680,734)	(170,585)	(26,769)

Net loss attributable to Zhihu Inc.’s shareholders	(1,431,001)	(1,198,284)	(1,469,465)	(230,592)

Net loss	(1,004,220)	(517,550)	(1,298,880)	(203,823)
Other comprehensive loss:
Foreign currency translation adjustments	(4,021)	(143,326)	(143,190)	(22,470)

Total other comprehensive loss	(4,021)	(143,326)	(143,190)	(22,470)

Total comprehensive loss	(1,008,241)	(660,876)	(1,442,070)	(226,923)
Accretions of convertible redeemable preferred shares to redemption value	(426,781)	(680,734)	(170,585)	(26,769)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,435,022)	(1,341,610)	(1,612,655)	(253,062)

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Additional Information—Parent Company Only Condensed Financial Information (Continued)

(c) Condensed statements of cash flows of Zhihu Inc.

	For the Year Ended December 31,
	2019	2020	2021	2021
				US$in
	RMB in thousand			thousand
Net cash used in operating activities	(10,722)	(2,606)	(3,182)	(499)
Purchases of term deposits	(354,395)	—	(64,596)	(10,137)
Proceeds from withdrawal of term deposits	335,705	356,580	64,707	10,154
Proceeds from repayment of loans	—	978,735	—	—
Investment in subsidiaries and VIEs and VIEs’ subsidiaries	(1,893,991)	(1,407,173)	(4,695,120)	(736,767)
Investment in equity investments	—	—	(19,380)	(3,041)
Net cash used in investing activities (1)	(1,912,681)	(71,858)	(4,714,389)	(739,791)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	1,984,556	—	—	—
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	—	—	4,853,293	761,588
Proceeds received from employees in relation to share options	8,583	—	15,544	2,439
Payments for repurchase of share options	(2,416)	—	—	—
Net cash provided by financing activities	1,990,723	—	4,868,837	764,027
Effect of exchange rate changes on cash and cash equivalents (1)	(1,270)	(4,450)	(63,673)	(9,991)
Net increase/(decrease) in cash and cash equivalents	66,050	(78,914)	87,593	13,746
Cash and cash equivalents at beginning of year	19,698	85,748	6,834	1,072
Cash and cash equivalents at ending of year	85,748	6,834	94,427	14,818

Note:

(1)	The Parent Company Only Condensed Financial Information of the Company for the year ended December 31, 2020 has been revised to correct an error related to the presentation of cash flows of investment in term deposits. Such cash flows were previously presented in error as an effect of exchange rate changes on cash and cash equivalents of the Parent Company. The Condensed Financial Information has been revised to properly reflect these cash flows in investing activities of the Parent Company.