Form 20-F
period 2022-12-31
Zhihu Inc.
filed 2023-04-28
CIK 1835724

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Henry Dachuan Sha, Chief Financial Officer

Telephone: +86 (10) 8271-6605

Email: shadachuan@zhihu.com

A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (each representing 0.5 Class A ordinary shares, par value US$0.000125 per share)	ZH	New York Stock Exchange
Class A ordinary shares, par value US$0.000125 per share	2390	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : 297,419,878 Class A ordinary shares (excluding 4,841,744 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value US$0.000125 per share, and 18,940,652 Class B ordinary shares, par value US$0.000125 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes     ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes     ☒  No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated Filer	☐

				Emerging Growth Company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board

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

☐  Yes    ☐  No

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, two of which represent one Class A ordinary share;
●	“CAGR” refers to compound annual growth rate;
●	“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“content creators” refers to users who have generated at least one piece of content;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented, or otherwise modified from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
●	“mobile MAUs” refers to the number of mobile devices that launch our mobile app at least once in a given month;
●	“monthly active users” or “MAUs” refers to the sum of our mobile MAUs and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates. “average MAUs” for a period is calculated by dividing the sum of MAUs for each month during a specified period by the number of months in the period;
●	“monthly subscribing members” refers to the number of our Yan Selection members in a specified month; and “average monthly subscribing members” for a period is calculated by dividing the sum of monthly subscribing members for each month during a specified period by the number of months in the period;
●	“monthly viewers” refers to the sum of the number of mobile devices that launch our mobile app at least once in a specified month and the number of independent cookies that visit our PC or mobile website at least once in a specified month. The number of monthly viewers is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access our community with more than one independent cookie or using more than one mobile device and multiple individuals may access our community with the same independent cookie or using the same mobile device;
●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.000125 per share;
●	“paying ratio” for a given period refers to the ratio of our average monthly subscribing members divided by the average MAUs in the period;

●	“PCAOB” refers to Public Company Accounting Oversight Board, a nonprofit corporation established by the United States Congress to oversee the audits of public companies, among others;
●	“PGC” refers to professionally generated content;
●	“piece of content” refers to any piece of questions, answers, articles, videos, groups, or live streaming in our community;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“SFC” refers to Securities and Futures Commission of Hong Kong;
●	“UGC” refers to user-generated content;
●	“U.S. dollars” or “US$” refers to the legal currency of the United States;
●	“VIEs” refers to variable interest entities, which are companies established in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. Under these contractual arrangements, Zhihu Inc. has a “controlling financing interest” in the VIEs as defined in FASB ASC 810 so that it is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. The VIEs that Zhihu Inc. consolidates under U.S. GAAP include Beijing Zhizhe Tianxia Technology Co., Ltd., or Zhizhe Tianxia, Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, and Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban;
●	“WFOEs” refers to wholly foreign-owned enterprises, and “our WFOEs” refers to Zhizhe Sihai (Beijing) Technology Co., Ltd., or Zhizhe Sihai, Shanghai Zhishi Technology Co., Ltd., or Shanghai Zhishi, and Shanghai Paya Information Technology Co., Ltd., or Shanghai Paya; and
●	“Zhihu,” “we,” or “our company” refers to Zhihu Inc., a Cayman Islands holding company, and its subsidiaries (where the context requires, in respect of the period prior to our company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our company at the relevant time) and, in the context of describing our operations and consolidated financial information, the VIEs and their respective subsidiaries, unless otherwise indicated herein. For the avoidance of confusion, “our holding company” or “Zhihu Inc.” only refers to Zhihu Inc., and unless the context requires otherwise, include its predecessor entities; “our subsidiaries” refers to the entities in which Zhihu Inc. holds direct or indirect equity ownership, and thus consolidates their financial results; for “variable interest entities” or “VIEs,” see stand-alone definition sets forth above. Zhihu Inc. does not conduct operations of its own and does not have any equity ownership in the VIEs.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, which was the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 21, 2023 was RMB6.8920 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIEs and Their Shareholders

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report.

Notes:

(1)Yuan Zhou and Dahai Li each holds 99.31% and 0.69% of the equity interests in Zhizhe Tianxia, respectively.

(2)

Zhizhe Tianxia owns, through its wholly-owned subsidiaries, 55% equity interests in each of Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, and Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban. Shanghai Pinzhi and its shareholders entered into a series of contractual arrangements with Shanghai Zhishi Technology Co., Ltd., our subsidiary in China, and Shanghai Biban and its shareholders entered into a series of contractual arrangements with Shanghai Paya Information Technology co., Ltd, or Shanghai Paya, our subsidiary in China.

Zhihu Inc. is a Cayman Islands holding company with no equity ownership in its VIEs and their subsidiaries and not a Chinese operating company. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their nominee shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Revenues contributed by the VIEs accounted for 27.4%, 25.9%, and 43.0% of our total revenues in 2020, 2021, and 2022, respectively. As used in this annual report, “we,” “our company,” or “Zhihu” refers to Zhihu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, including Beijing Zhizhe Tianxia Technology Co., Ltd., or Zhizhe Tianxia, Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, and Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban. Investors in the ADSs are not purchasing any equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements, shareholders’ rights entrustment agreement or powers of attorney, share pledge agreements, and exclusive option agreements, have been entered into by and among our PRC subsidiaries, the VIEs, and the VIEs’ nominee shareholders. There is no material difference between the effect of each set of contractual arrangements. As advised by Commerce & Finance Law Offices, our PRC legal counsel, (i) as of the date of this annual report, the ownership structures of our WFOEs and the VIEs in China do not violate any applicable and explicit PRC laws and regulations currently in effect; (ii) subject to the disclosure in this annual report, each agreement of the contractual arrangements between our WFOEs, the VIEs, and the VIEs’ nominee shareholders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable laws affecting creditors’ rights generally, the discretion of relevant government authorities in exercising their authority in connection with the interpretation and implementation thereof and the application of relevant PRC laws and policies thereto, and general equity principles; and (iii) each of said agreement does not violate any applicable and explicit PRC laws currently in effect. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and Zhihu Inc. has consolidated the results of operations, financial position, and cash flows of the VIEs in its consolidated financial statements under U.S. GAAP. The contractual arrangements with the VIEs provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Neither Zhihu Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements by and among our PRC subsidiaries, the VIEs, and the VIEs’ nominee shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the VIEs may fail to perform their obligations under our contractual arrangements.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The equity holders, directors, and executive officers of the VIEs, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, registrations, or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries, and the VIEs and their subsidiaries, and investors of our company face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities, including those that we may register for sale, to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has recently issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings in general and whether we can fully comply with the relevant regulatory requirements, including completing filings with the China Securities Regulatory Commission, or the CSRC, pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines released by the CSRC and effective on March 31, 2023, and whether we are required to complete other filings or obtain any specific regulatory approvals from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings and listings, as applicable. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. These risks may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or another foreign country. These risks could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading in the United States under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspection” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Commerce & Finance Law Offices, our PRC legal counsel, except as disclosed in this annual report and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies, our PRC subsidiaries, the VIEs, and the VIEs’ subsidiaries have obtained the requisite licenses, permits, filings, and approvals from the PRC government authorities that are material for their business operations in China, including, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, Internet Cultural Business Licenses, or ICB Licenses, Radio and Television Program Production and Operation Licenses, an Internet Medicine Information Services Qualification, and Publication Operation Licenses. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we cannot assure you that our PRC subsidiaries and the VIEs have obtained all the permits or licenses required for conducting businesses in China. And we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. We cannot assure you that we will be able to obtain such additional licenses, permits, qualifications, or approvals in a timely manner, or at all. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.”

For example, on December 28, 2021, the CAC and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The Cybersecurity Review Measures further stipulate that if an internet platform operator has personal information of over one million users and pursues a foreign listing, it must be subject to the cybersecurity review. In addition, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies, according to which an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, either in direct or indirect manner, has to be filed with the CSRC. On February 17, 2023, the CSRC also held a press conference for the release of the Overseas Offering and Listing Measures, which, among other things, clarifies that companies that have already been listed overseas before the effective date of the Overseas Offering and Listing Measures are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC.

As of the date of this annual report, we have not been asked to obtain or denied any permission by any PRC government authority in connection with our historical issuances of securities to foreign investors. Based on the foregoing and pursuant to current PRC laws and regulations and in connection with our historical issuances of securities to foreign investors that have been completed before the effective date of the Overseas Offering and Listing Measures, as advised by Commerce & Finance Law Offices, our PRC legal counsel, we, our PRC subsidiaries, and the VIEs, (i) are not required to obtain permissions from the CSRC despite that we shall be required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in nature of equity) to foreign investors if we meet certain conditions set forth in the Overseas Offering and Listing Measures for an indirect overseas offering and listing by a PRC domestic company, and (ii) are not required to go through cybersecurity review by the CAC. However, if any of our holding company, our PRC subsidiaries, and the VIEs are deemed to be a critical information infrastructure operator, or CIIO, or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by, and foreign investment in, China-based issuers, and has promulgated certain regulations and rules in this respect. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.”

Cash and Asset Flows Through Our Organization

Zhihu Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Zhihu Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Zhihu Inc. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements. In 2020, 2021, and 2022, the total amount of such service fees that VIEs paid to the relevant WFOE under the relevant agreements was RMB159.7 million, RMB45.6 million, and RMB896.3 million (US$130.0 million), respectively.

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or the SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2020, 2021, and 2022, the total amount of such restriction to which our PRC subsidiaries and the VIEs and their subsidiaries are subject was RMB754.4 million, RMB3.6 billion, and RMB3.1 billion (US$442.8 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business or financial condition.”

Under PRC laws, Zhihu Inc. may fund its PRC subsidiaries only through capital contributions or loans, and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2020, 2021, and 2022, the aggregate amount of capital contribution by Zhihu Inc. to its intermediate holding companies and subsidiaries was RMB5.9 billion, RMB10.5 billion, and RMB10.3 billion (US$1.5 billion), respectively, and the outstanding balance of the principal amount of loans to the VIEs and their subsidiaries was RMB45.7 million, RMB51.7 million, and RMB51.7 million (US$7.5 million), respectively.

In 2020, 2021, and 2022, no assets other than cash were transferred through our organization.

Zhihu Inc. has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A.[Reserved]

Selected Financial Data

The following selected consolidated statements of operations data and selected consolidated statements of cash flow data for the years ended December 31, 2020, 2021, and 2022 and the selected consolidated balance sheet data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our audited consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of operations data for the years indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Operations Data:
Revenues	1,352,196	2,959,324	3,604,919	522,664
Cost of revenues	(594,399)	(1,405,423)	(1,796,867)	(260,521)
Gross profit	757,797	1,553,901	1,808,052	262,143
Selling and marketing expenses	(734,753)	(1,634,733)	(2,026,468)	(293,810)
Research and development expenses	(329,763)	(619,585)	(763,362)	(110,677)
General and administrative expenses	(296,162)	(690,292)	(621,973)	(90,178)
Total operating expenses	(1,360,678)	(2,944,610)	(3,411,803)	(494,665)
Loss from operations	(602,881)	(1,390,709)	(1,603,751)	(232,522)
Investment income	56,087	59,177	70,380	10,204
Interest income	24,751	31,305	68,104	9,874
Fair value change of financial instrument	(68,818)	27,846	(176,685)	(25,617)
Exchange gains/(losses)	62,663	(16,665)	71,749	10,403
Others, net	11,728	(4,391)	5,983	867
Loss before income tax	(516,470)	(1,293,437)	(1,564,220)	(226,791)
Income tax expense	(1,080)	(5,443)	(14,183)	(2,056)
Net loss	(517,550)	(1,298,880)	(1,578,403)	(228,847)
Net income attributable to noncontrolling interests	—	—	(2,754)	(399)
Accretions of convertible redeemable preferred shares to redemption value	(680,734)	(170,585)	—	—
Net loss attributable to Zhihu Inc.’s shareholders	(1,198,284)	(1,469,465)	(1,581,157)	(229,246)
Net loss per share
Basic	(18.36)	(6.12)	(5.19)	(0.75)
Diluted	(18.36)	(6.12)	(5.19)	(0.75)
Weighted average shares used in net loss per share
Basic	65,279,970	240,174,108	304,836,318	304,836,318
Diluted	65,279,970	240,174,108	304,836,318	304,836,318

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	2,157,161	4,525,852	656,187
Term deposits	2,815,509	948,390	137,504
Short-term investments	2,239,596	787,259	114,142
Total current assets	8,334,165	7,319,799	1,061,272
Term deposits	159,393	—	—
Intangible assets, net	68,308	80,237	11,633
Total non-current assets	471,000	336,440	48,779
Total assets	8,805,165	7,656,239	1,110,051
Accounts payable and accrued liabilities	1,026,534	916,112	132,824
Salary and welfare payables	313,676	283,546	41,110
Contract liabilities	239,757	355,626	51,561
Total current liabilities	1,897,714	1,824,841	264,578
Net current assets	6,436,451	5,494,958	796,694
Total non-current liabilities	169,302	137,130	19,882
Total liabilities	2,067,016	1,961,971	284,460
Net assets	6,738,149	5,694,268	825,591
Total shareholders’ equity	6,738,149	5,694,268	825,591
Total liabilities and shareholders’ equity	8,805,165	7,656,239	1,110,051

The following table sets forth our selected consolidated statements of cash flow data for the years indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(244,421)	(440,234)	(1,114,954)	(161,653)
Net cash provided by/(used in) investing activities	430,113	(3,136,503)	3,490,467	506,071
Net cash provided by/(used in) financing activities	9,286	4,876,247	(108,350)	(15,710)
Effect of exchange rate changes on cash and cash equivalents	(137,508)	(100,169)	101,528	14,720
Net increase in cash and cash equivalents	57,470	1,199,341	2,368,691	343,428
Cash and cash equivalents at the beginning of the year	900,350	957,820	2,157,161	312,759
Cash and cash equivalents at the end of the year	957,820	2,157,161	4,525,852	656,187

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Selected Condensed Consolidated Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2022
			WFOEs as
	Parent	Other	Primary	VIEs and Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	143,888	1,930,305	866	(2,075,059)	—
Third-party revenues	—	2,034,032	22,884	1,548,003	—	3,604,919
Inter-company cost(1) (4)	—	(1,358,161)	(133,729)	(582,440)	2,074,330	—
Third-party cost	—	(539,352)	(639,150)	(618,365)	—	(1,796,867)
Gross profit	—	280,407	1,180,310	348,064	(729)	1,808,052
Others, net	—	(8,083)	15,574	(1,508)	—	5,983
Loss of the VIEs	—	—	(11,027)	—	11,027	—
Share of (loss)/income of subsidiaries(2)	(1,502,792)	(1,507,327)	9,097	—	3,001,022	—
Loss before income tax	(1,581,157)	(1,487,230)	(1,503,674)	(4,207)	3,012,048	(1,564,220)
Income tax expense	—	(3,583)	(3,652)	(6,948)	—	(14,183)
Net loss	(1,581,157)	(1,490,813)	(1,507,326)	(11,155)	3,012,048	(1,578,403)
Net (income)/loss attributable to noncontrolling interests shareholders	—	(2,882)	—	128	—	(2,754)
Foreign currency translation adjustments	273,310	(276,630)	9,350	—	267,280	273,310
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,307,847)	(1,770,325)	(1,497,976)	(11,027)	3,279,328	(1,307,847)

	For the Year Ended December 31, 2021
			WFOEs as
	Parent	Other	Primary	VIEs and its		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	85,835	1,817,488	196	(1,903,519)	—
Third-party revenues	—	2,187,253	6,039	766,032	—	2,959,324
Inter-company cost(1) (4)	—	(1,487,138)	(85,844)	(330,486)	1,903,468	—
Third-party cost	—	(444,113)	(587,920)	(373,390)	—	(1,405,423)
Gross profit	—	341,837	1,149,763	62,352	(51)	1,553,901
Others, net	—	11,770	(13,075)	(3,137)	51	(4,391)
Loss of the VIEs	—	—	(21,266)	—	21,266	—
Share of loss of subsidiaries(2)	(1,268,461)	(1,308,592)	(1,480)	—	2,578,533	—
Loss before income tax	(1,298,880)	(1,267,933)	(1,308,592)	(17,831)	2,599,799	(1,293,437)
Income tax expense	—	(2,008)	—	(3,435)	—	(5,443)
Net loss	(1,298,880)	(1,269,941)	(1,308,592)	(21,266)	2,599,799	(1,298,880)
Foreign currency translation adjustments	(143,190)	(65,566)	—	—	65,566	(143,190)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	—	—	—	—	(170,585)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,612,655)	(1,335,507)	(1,308,592)	(21,266)	2,665,365	(1,612,655)

	For the Year Ended December 31, 2020
	Parent	Other	WFOEs as Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	30,547	991,771	1,113	(1,023,431)	—
Third-party revenues	—	982,821	442	368,933	—	1,352,196
Inter-company cost(1)(4)	—	(804,374)	(31,064)	(187,993)	1,023,431	—
Third-party cost	—	(101,203)	(315,598)	(177,598)	—	(594,399)
Gross profit	—	107,791	645,551	4,455	—	757,797
Loss of the VIEs	—	—	(7,583)	—	7,583	—
Share of loss of subsidiaries(2)	(507,712)	(524,073)	(5,839)	—	1,037,624	—
Loss before income tax	(517,550)	(513,520)	(524,073)	(6,534)	1,045,207	(516,470)
Income tax expense	—	(31)	—	(1,049)	—	(1,080)
Net loss	(517,550)	(513,551)	(524,073)	(7,583)	1,045,207	(517,550)
Foreign currency translation adjustments	(143,326)	(98,859)	—	—	98,859	(143,326)
Accretions of convertible redeemable preferred shares to redemption value	(680,734)	—	—	—	—	(680,734)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,341,610)	(612,410)	(524,073)	(7,583)	1,144,066	(1,341,610)

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2022
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Cash and cash equivalents	197,012	1,761,406	2,316,675	250,759	—	4,525,852
Term deposits	—	803,714	144,676	—	—	948,390
Short-term investments	—	139,966	608,793	38,500	—	787,259
Trade receivable, net	—	701,883	10,572	121,796	—	834,251
Amounts due from related parties	—	2,283	502	22,013	—	24,798
Amounts due from group companies(3)(4)	1,981	153,757	317,515	8,671	(481,924)	—
Prepayments and other current assets	7,651	27,910	95,197	68,491	—	199,249
Total current assets	206,644	3,590,919	3,493,930	510,230	(481,924)	7,319,799

Property and equipment, net	—	1,723	4,754	813	—	7,290
Intangible assets, net	—	12,300	1,813	66,124	—	80,237
Goodwill	—	22,830	—	103,514	—	126,344
Net assets of the VIEs	—	—	(18,602)	—	(18,602)	—
Investment in subsidiaries(2)	5,527,483	2,770,503	42,053	—	(8,340,039)	—
Right-of-use assets	—	10,109	85,238	4,772	—	100,119
Other non-current assets	—	791	12,716	8,943	—	22,450
Total non-current assets	5,527,483	2,818,256	127,972	184,166	(8,321,437)	336,440
Total assets	5,734,127	6,409,175	3,621,902	694,396	(8,803,361)	7,656,239

Accounts payable and accrued liabilities	4,841	319,274	404,402	187,595	—	916,112
Salary and welfare payables	—	17,928	255,486	10,132	—	283,546
Taxes payable	—	6,583	15,467	3,925	—	25,975
Contract liabilities	—	85,717	484	269,425	—	355,626
Amounts due to related parties	—	—	8,861	16,000	—	24,861
Amounts due to group companies(3) (4)	58,665	186,544	91,468	145,247	(481,924)	—
Short term lease liabilities	—	6,491	44,271	2,428	—	53,190
Other current liabilities	16,925	110,186	15,429	22,991	—	165,531
Total current liabilities	80,431	732,723	835,868	657,743	(481,924)	1,824,841
Long term lease liabilities	—	3,875	36,967	2,525	—	43,367
Deferred tax liabilities	—	3,075	—	8,555	—	11,630
Other non-current liabilities	—	51,760	—	30,373	—	82,133
Total non-current liabilities	—	58,710	36,967	41,453	—	137,130
Total liabilities	80,431	791,433	872,835	699,196	(481,924)	1,961,971
Total Zhihu Inc.’s shareholders’ equity	5,653,696	5,614,860	2,749,067	(18,602)	(8,345,325)	5,653,696
Noncontrolling interests	—	2,882	—	13,802	23,888	40,572
Total shareholders’ equity	5,653,696	5,617,742	2,749,067	(4,800)	(8,321,437)	5,694,268
Total liabilities and shareholders’ equity	5,734,127	6,409,175	3,621,902	694,396	(8,803,361)	7,656,239

	As of December 31, 2021
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Cash and cash equivalents	94,427	478,265	1,525,156	59,313	—	2,157,161
Term deposits	—	2,815,509	—	—	—	2,815,509
Short-term investments	—	941,909	863,182	434,505	—	2,239,596
Trade receivable, net	—	771,225	2,121	58,282	—	831,628
Amounts due from related parties	—	5,818	4,407	7,971	—	18,196
Amounts due from group companies(3) (4)	12,711	62,646	1,553,054	7,742	(1,636,153)	—
Prepayments and other current assets	42,232	33,149	145,941	50,753	—	272,075
Total current assets	149,370	5,108,521	4,093,861	618,566	(1,636,153)	8,334,165

Property and equipment, net	—	2,700	6,608	557	—	9,865
Intangible assets, net	—	—	2,122	66,186	—	68,308
Goodwill	—	—	—	73,663	—	73,663
Net assets of the VIEs	—	—	22,613	—	(22,613)	—
Investment in subsidiaries(2)	6,666,713	3,260,373	(14,905)	—	(9,912,181)	—
Long-term investments	—	19,127	—	—	—	19,127
Term deposits	—	159,393	—	—	—	159,393
Right-of-use assets	—	14,504	106,130	5,878	—	126,512
Other non-current assets	—	791	13,098	243	—	14,132
Total non-current assets	6,666,713	3,456,888	135,666	146,527	(9,934,794)	471,000
Total assets	6,816,083	8,565,409	4,229,527	765,093	(11,570,947)	8,805,165

Accounts payable and accrued liabilities	30,828	455,139	420,510	120,057	—	1,026,534
Salary and welfare payables	—	29,956	281,247	2,473	—	313,676
Taxes payable	—	3,359	60,317	2,508	—	66,184
Contract liabilities	—	108,994	343	130,420	—	239,757
Amounts due to related parties	—	—	67,288	16,303	—	83,591
Amounts due to group companies(3) (4)	54,601	1,139,697	21,444	420,411	(1,636,153)	—
Short term lease liabilities	—	5,927	32,985	1,613	—	40,525
Other current liabilities	—	89,204	15,706	22,537	—	127,447
Total current liabilities	85,429	1,832,276	899,840	716,322	(1,636,153)	1,897,714
Long term lease liabilities	—	9,130	69,314	3,689	—	82,133
Deferred tax liabilities	—	—	—	14,030	—	14,030
Other non-current liabilities	—	64,700	—	8,439	—	73,139
Total non-current liabilities	—	73,830	69,314	26,158	—	169,302
Total liabilities	85,429	1,906,106	969,154	742,480	(1,636,153)	2,067,016
Total Zhihu Inc.’s shareholders’ equity	6,730,654	6,651,808	3,260,373	22,613	(9,934,794)	6,730,654
Noncontrolling interests	—	7,495	—	—	—	7,495
Total shareholders’ equity	6,730,654	6,659,303	3,260,373	22,613	(9,934,794)	6,738,149
Total liabilities and shareholders’ equity	6,816,083	8,565,409	4,229,527	765,093	(11,570,947)	8,805,165

Selected Condensed Consolidated Statements of Cash Flow Data

	For the Year Ended December 31, 2022
	Parent	Other	WFOEs as Primary	VIE and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from group companies(1)	—	(2,429,435)	(98,100)	(906,100)	3,433,635	—
Sales of goods and services to group companies(1)	—	107,900	3,325,735	—	(3,433,635)	—
Other operating/administrative activities with external parties	(51,752)	1,348,530	(3,139,585)	727,853	—	(1,114,954)
Net cash (used in)/provided by operating activities	(51,752)	(973,005)	88,050	(178,247)	—	(1,114,954)
Purchases of short-term investments	—	(4,394,721)	(4,638,000)	(1,513,535)	—	(10,546,256)
Proceeds of maturities of short-term investments	—	5,215,100	4,906,959	1,924,071	—	12,046,130
Purchases of term deposits	—	(3,426,857)	(144,833)	—	—	(3,571,690)
Proceeds from withdrawal of term deposits	—	5,768,675	—	—	—	5,768,675
Repayment from subsidiaries of investment	256,942	—	—	—	(256,942)	—
Investment in subsidiaries(2)	—	(649,935)	—	—	649,935	—
Other investing activities with external parties	—	(19,782)	(145,767)	(40,843)	—	(206,392)
Net cash provided by/(used in) investing activities	256,942	2,492,480	(21,641)	369,693	392,993	3,490,467
Repayment from subsidiaries of investment	—	(256,942)	—	—	256,942	—
Investment from group companies(2)	—	—	649,935	—	(649,935)	—
Payments for repurchase of shares	(127,962)	—	—	—	—	(127,962)
Other financing activities with external parties	19,612	—	—	—	—	19,612
Net cash (used in)/ provided by financing activities	(108,350)	(256,942)	649,935	—	(392,993)	(108,350)
Effect of exchange rate changes on cash and cash equivalents	5,745	20,608	75,175	—	—	101,528
Net increase in cash and cash equivalents	102,585	1,283,141	791,519	191,446	—	2,368,691
Cash and cash equivalents at beginning of the year	94,427	478,265	1,525,156	59,313	—	2,157,161
Cash and cash equivalents at end of the year	197,012	1,761,406	2,316,675	250,759	—	4,525,852

	For the Year Ended December 31, 2021
	Parent	Other	WFOEs as Primary	VIE and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from group companies(1)	—	(676,191)	(95,561)	(45,579)	817,331	—
Sales of goods and services to group companies(1)	—	115,561	701,770	—	(817,331)	—
Other operating/administrative activities with external parties	(3,182)	1,490,154	(2,359,237)	432,031	—	(440,234)
Net cash (used in)/provided by operating activities	(3,182)	929,524	(1,753,028)	386,452	—	(440,234)
Purchases of short-term investments	—	(2,532,000)	(3,016,000)	(870,000)	—	(6,418,000)
Proceeds of maturities of short-term investments	—	1,804,592	2,940,000	490,000	—	5,234,592
Purchases of term deposits	(64,596)	(3,719,638)	(1,162,729)	—	—	(4,946,963)
Proceeds from withdrawal of term deposits	64,707	1,788,963	1,164,726	—	—	3,018,396
Investment in subsidiaries(2)	(4,695,120)	(3,301,321)	—	—	7,996,441	—
Other investing activities with external parties	(19,380)	(2,571)	31,049	(33,626)	—	(24,528)
Net cash (used in)/ provided by investing activities	(4,714,389)	(5,961,975)	(42,954)	(413,626)	7,996,441	(3,136,503)
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	4,853,293	—	—	—	—	4,853,293
Investment from group companies(2)	—	4,695,120	3,301,321	—	(7,996,441)	—
Other financing activities with external parties	15,544	—	7,410	—	—	22,954
Net cash provided by/(used in) financing activities	4,868,837	4,695,120	3,308,731	—	(7,996,441)	4,876,247
Effect of exchange rate changes on cash and cash equivalents	(63,673)	(29,602)	(6,894)	—	—	(100,169)
Net increase/(decrease) in cash and cash equivalents	87,593	(366,933)	1,505,855	(27,174)	—	1,199,341
Cash and cash equivalents at beginning of the year	6,834	845,198	19,301	86,487	—	957,820
Cash and cash equivalents at end of the year	94,427	478,265	1,525,156	59,313	—	2,157,161

	For the Year Ended December 31, 2020
			WFOEs as
	Parent	Other	Primary	VIE and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from group companies(1)	—	(965,110)	(35,230)	(159,651)	1,159,991	—
Sales of goods and services to group companies(1)	—	35,230	1,124,761	—	(1,159,991)	—
Other operating/administrative activities with external parties	(2,606)	837,392	(1,304,643)	225,436	—	(244,421)
Net cash (used in)/provided by operating activities	(2,606)	(92,488)	(215,112)	65,785	—	(244,421)
Purchases of short-term investments	—	(1,013,104)	(4,965,000)	(175,000)	—	(6,153,104)
Proceeds of maturities of short-term investments	—	1,199,676	5,230,000	165,000	—	6,594,676
Purchases of term deposits	—	(2,328,717)	—	—	—	(2,328,717)
Proceeds from withdrawal of term deposits	356,580	1,962,621	—	—	—	2,319,201
Proceeds from repayments of loans to Group companies	978,735	—	45,000	—	(1,023,735)	—
Loans to Group companies	—	—	(70,000)	—	70,000	—
Investment in subsidiaries(2)	(1,407,173)	(893,805)	—	—	2,300,978	—
Other investing activities with external parties	—	(586)	(1,357)	—	—	(1,943)
Net cash (used in)/provided by investing activities	(71,858)	(1,073,915)	238,643	(10,000)	1,347,243	430,113
Repayments of loans from group companies	—	(45,000)	(978,735)	—	1,023,735	—
Loans from group companies	—	70,000	—	—	(70,000)	—
Investment from group companies(2)	—	1,407,173	893,805	—	(2,300,978)	—
Other financing activities with external parties	—	739	8,547	—	—	9,286
Net cash provided by/(used in) financing activities	—	1,432,912	(76,383)	—	(1,347,243)	9,286
Effect of exchange rate changes on cash and cash equivalents	(4,450)	(67,996)	(65,062)	—	—	(137,508)
Net (decrease)/increase in cash and cash equivalents	(78,914)	198,513	(117,914)	55,785	—	57,470
Cash and cash equivalents at beginning of the year	85,748	646,685	137,215	30,702	—	900,350
Cash and cash equivalents at end of the year	6,834	845,198	19,301	86,487	—	957,820

Notes:

(1)	Intercompany sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the subsidiaries by group companies.
(3)	The amounts due to group companies mainly represent unsettled service fees among WFOEs as primary beneficiaries, the VIEs and their subsidiaries and other subsidiaries, which are eliminated in the consolidated balance sheet.
(4)	For the years ended December 31, 2020, 2021, and 2022, VIEs have incurred RMB186.1 million, RMB330.5 million, and RMB572.3 million in fees related services provided by the WFOEs and WFOEs concurrently recognized same amounts as revenues. Cash paid by VIEs to WFOEs for service fees were RMB159.7 million, RMB45.6 million, and RMB896.3 million, respectively. Unsettled balance of such transactions was RMB345.9 million and RMB54.6 million as of December 31, 2021 and 2022, respectively.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risks Factors

Summary of Risk Factors

An investment in the ADSs or our Class A ordinary shares involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	Our business depends on our ability to offer high-quality user-generated content for our users.
●	Our success depends on our ability to attract and maintain an engaged user base.
●	If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.
●	We have incurred net loss and negative operating cash flow in the past, which may continue in the future.
●	We may not be able to manage our growth effectively, which may compromise the success of our business.
●	We are subject to risks associated with financing activities and liquidity.
●	If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.
●	We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.
●	We operate in a highly competitive market, and may not be able to compete effectively.
●	If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.
●	Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the VIEs may fail to perform their obligations under our contractual arrangements.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.
●	The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.
●	The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.
●	If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Class A Ordinary Shares and the ADSs

●	The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

We offer and curate premium content for our subscribing members through our Yan Selection membership program. If our premium content fails to attract users or meet their expectations, we may not be able to maintain or increase the number of our subscribing members, which could materially and adversely affect our business, financial condition, and results of operations.

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

Our success and continued growth are driven by our fast growing, diverse, and highly engaged user base. We have experienced significant user growth since inception. Our average MAUs increased by 5.6% from 95.9 million in 2021 to 101.3 million in 2022. Our users also exhibit a high level of engagement through active participation and contribution. We attract and retain users with high-quality content, and any decline in the breadth, depth, and quality of our content offerings may adversely affect our ability to maintain and further expand a large and engaged user base.

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

Our community culture, underpinned by sincerity, expertise, and respect, is critical to the attractiveness of the Zhihu community and user experience. However, we cannot assure you that we can maintain our community culture along with our fast growth, as new users may not honor our community governance protocols or fit well into our culture, which could disrupt the good order of the Zhihu community despite our efforts to encourage new users to embrace and honor our community culture, which could in turn damage other users’ experience and discourage them from joining, engaging in, or contributing to, the Zhihu community. In addition, frictions among users and objectionable or otherwise valueless content in our community may damage our community culture and adversely affect the emotional and psychological well-being of our users. If we are unable to maintain our sound community culture, the attractiveness of the Zhihu community could be diminished.

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

We have incurred net loss and negative operating cash flow in the past. In 2020, 2021, and 2022, we had net loss of RMB517.6 million, RMB1.3 billion, and RMB1.6 billion (US$228.8 million) and negative operating cash flow of RMB244.4 million, RMB440.2 million, and RMB1.1 billion (US$161.7 million), respectively. We cannot assure you that we will be able to generate net profit or positive operating cash flow in the future. Our ability to achieve profitability and positive operating cash flow largely depends on our ability to further expand our user base and enhance monetization, but we cannot assure you that we will continue to maintain a sound growth momentum. We may continue to experience net loss and negative operating cash flow in the future due to increasing content and other costs, including those for commercial content, as well as our continued spending in growth and marketing and investments in technology, people, infrastructure, and new initiatives. We incurred in the past, and expect to continue to incur in future periods, share-based compensation expenses, and we expect our costs and operating expenses to continue to increase in absolute amounts as we expand our business, which may result in future losses. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic conditions, regulatory environment, or competitive dynamics in the industry. If we cannot effectively maintain or achieve revenue growth at scale, or if we are unable to achieve profitability or maintain and enhance our liquidity, our business, financial condition, and results of operations may be materially and adversely affected.

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

Growing and operating our business may require significant cash investments, capital expenditures, and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us in a timely manner, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities or related financial instruments may be lower than the current market prices of our Class A ordinary shares or the ADSs. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. In addition, we currently have limited asset to pledge for loans or other debt financing transactions. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.

Revenues generated from our business side customers, such as advertising and content- commerce solutions revenue from merchants and brands, is crucial to our business. In 2020, 2021 and 2022, the combined revenues from advertising and content-commerce solutions accounted for 72.4%, 72.1%, and 54.3% of our total revenue, respectively. We cannot assure you that we will be able to retain existing or attract new merchants and brands effectively. If the marketing budgets of merchants and brands decrease, or if they believe that they can achieve better returns elsewhere, we may experience a decline in their spending with us. Our competitors may provide better advertising or content-commerce solutions. If merchants and brands believe that their spending on online content communities do not generate expected returns, they may also switch to other internet channels such as search engines, news platforms, short video platforms, e-commerce platforms, and social media platforms, or other traditional channels such as television, newspapers, and magazines, and reduce or discontinue business with us. Merchants and brands may find online advertising to be ineffective to market their products and services, and competition may lead to a decrease in our fee rates. In addition, our content-commerce solutions are still at an early stage of development. If the commercial content created through our content-commerce solutions does not appeal to or is not successfully distributed to the targeted audience, this business may not attract sufficient merchants and brands or generate expected revenue. Moreover, merchants and brands may have limited experience in content-commerce solutions, and may not be able to utilize our solutions effectively to achieve expected commercial results or otherwise meet their expectation. Furthermore, some of the merchants and brands may have different budget allocation strategies, which may affect their spending on our online advertising and content-commerce solutions. Failure to retain existing or attract new merchants and brands, to increase their spending with us, or to develop effective online advertising or content-commerce solutions may materially and adversely affect our business, financial condition, and results of operations.

We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.

Our content-centric monetization strategies are evolving. We derive revenues primarily from online advertising, paid membership, content-commerce solutions, and vocational training. We seek to maintain a delicate balance between our monetization needs and the necessity of maintaining a positive user experience on Zhihu with a reasonable level of presentation of advertising and commercial content. We also continue to identify monetization opportunities and introduce additional products and services, such as e-commerce. We may have limited experience in operating and achieving profitability in new business initiatives. If our new business initiatives or monetization strategies fail, we may not be able to maintain or increase our revenue or recover any associated costs, expenses, and other expenditures. If these new business initiatives fail to attract or retain users or to generate sufficient revenue to justify our investments, or if our advertising and commercial content significantly impedes user experience, our business, financial condition, and results of operations may be materially and adversely affected.

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

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transmission, which took effect on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border data transmission if the transmission involves (i) important data, (ii) personal information transmitted overseas by a critical information infrastructure operator or a data processor that has processed personal data of more than one million persons, (iii) personal information transmitted overseas by a data processor that has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year, or (iv) other circumstances as required by the CAC. In addition, any cross-border data transmission activities conducted in violation of the Measures for the Security Assessment of Cross-Border Data Transmission before the effectiveness of these measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

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

We may be subject to regulatory actions, litigation, disputes, or claims of various types brought by relevant regulatory authorities or our competitors, users, content creators, employees, or other third parties against us in the ordinary course of our business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage our reputation, evolve into litigations, or otherwise materially and adversely affect our reputation and business. For example, as a UGC-based online content community, we may not be able to identify and remove all illegal or inappropriate content in response to user or any third-party complaints on a timely basis. As such, we have been, and expect to continue to be, involved in disputes or legal proceedings arising out of defamation, invasion of privacy, or other infringement claims. We may become subject to additional types of legal or regulatory proceedings as our business grows and the variety of our services expands. Litigation is expensive, may subject us to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect our business, financial condition, and results of operations. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us, whether meritorious or not, may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base.

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

We cannot assure you that all content contained in the advertisements displayed in the Zhihu community complies with applicable advertising laws and regulations, especially given the uncertainty in the interpretation of certain relevant PRC laws and regulations. The PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on online advertising services relating to specific industries, such as medical care, pharmaceuticals, health care, and other similar businesses. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may materially and adversely affect our business, financial condition, results of operations, and prospects.

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

When appropriate opportunities arise, we may strategically acquire additional businesses or assets that are complementary to our existing business. The acquisitions and the subsequent integration of new businesses and assets into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could materially and adversely affect our operations. Acquired assets or businesses may not generate the financial results or realize the synergies as we expect. For example, we may not realize the intended synergies following our acquisitions of related businesses in vocational training space in enriching the content supply for our relevant operations if we fail to effectively integrate their businesses.

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

We depend on the continued contributions of our senior management and other key employees, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Competition for qualified talent in China is intense, particularly in the content-related internet and technology industries. Our future success depends on our ability to attract a large number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected and the trading prices of our Class A ordinary shares and the ADSs could suffer. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including stock-based compensation.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted an equity incentive plan in 2012, or the 2012 Plan, and a 2022 share incentive plan, or the 2022 Plan. For the years ended December 31, 2020, 2021, and 2022, we recorded RMB180.1 million, RMB548.5 million, and RMB373.9 million (US$54.2 million), respectively, in share-based compensation expenses. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under the 2022 Plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees

We are subject to risks associated with cash management activities.

We invest our cash reserved for future deployment in wealth management products for cash management purposes from time to time, which generate investment income. Our investments in wealth management products are associated with various risks. Under PRC law, banks and wealth management agencies are not allowed to contractually promise that the wealth management products that they offer are principal-guaranteed or will yield interest income. In addition, we are subject to risks that any of the banks or wealth management agencies that sell us wealth management products may not perform their contractual obligations, such as in the event of insolvency. As a result, the income generated from and the market value of the wealth management products that we purchase may be adversely affected. The aforementioned risks are subject to market and economic conditions. Government policies affecting wealth management products and our investment policy may also change in ways unfavorable to us. As we may continue to conduct those cash management activities, if any of the above adverse events occur, the products may fail to generate our expected return and we may even incur loss as a result.

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

We rely on a combination of patent, trademark, copyright, domain name, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and other contractual terms to protect our intellectual property rights and brand. Protection of intellectual property rights in China may not be effective in protecting our rights, and, as a result, we may not be able to adequately protect our intellectual property rights, which could materially and adversely affect our business and competitive position. These violations of intellectual property rights, whether or not successfully defended, may also discourage content creation. In addition, any unauthorized use of our intellectual properties by third parties may adversely affect our business and reputation. In particular, our members may abuse their membership privilege or illegally distribute paid content exclusively available to paid members, which could materially and adversely affect our business. Furthermore, we may have difficulty addressing the threats to our business associated with infringement of our copyrighted content, particularly our premium content available under our Yan Selection membership program. Our content may be potentially subject to unauthorized copying and illegal digital dissemination without any economic return to us. We adopt a variety of measures to mitigate such risks, including by litigation and through technology measures. However, we cannot assure you that such measures will be effective in protecting our intellectual property rights.

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

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market prices of our Class A ordinary shares and the ADSs may be materially and adversely affected.

We are a public company in the United States and are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the New York Stock Exchange. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2022. In addition, as we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2022.

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate understanding and knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

Following the identification of the material weakness, we have taken measures to remedy the material weakness. We have implemented a number of measures to address the material weakness, including: (i) we have hired additional accounting staff with adequate experience and knowledge with U.S. GAAP and SEC reporting requirements to address complex U.S. GAAP technical accounting issues, strengthen the financial reporting function, and set up an internal control framework to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements; (ii) we have implemented regular U.S. GAAP and SEC financial reporting training programs for the accounting and financial personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements; and (iii) we have developed and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 after the remediation. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report which appears on page F-2 of this annual report on Form 20-F.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading prices of our Class A ordinary shares and the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal liabilities.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition, and results of operations.

The post-COVID macroeconomic environment in China and elsewhere globally continues to face challenges, which may have a severe and prolonged negative impact on the Chinese and global economy, including potential reductions in the advertising budget of our merchants and brands, which in turn may affect our revenue and financial performance generally. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and certain other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition, and results of operations. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We face risks relating to natural disasters, health epidemics (such as the COVID-19 pandemic), and other outbreaks, which could significantly disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

Our business could be adversely affected by the effects of epidemics. The COVID-19 pandemic that first broke out in 2020 had caused, and may continue to cause, us and certain of our business partners to implement adjustment of work arrangements enabling employees to work from home and collaborate remotely. Despite our series of measures to reduce the negative impact of the COVID-19 pandemic and to protect our employees, including upgrading our telecommuting system or monitoring our employees’ health on a daily basis, travel restrictions and delay or cancelation in our offline events adversely affected our service quality. As a result, our business, financial condition, and results of operations had been adversely affected. For example, we experienced negative impact on our advertising revenue during times when the negative impact of the COVID-19 pandemic was significant, such as in the first half of 2020 and fourth quarter of 2022.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China during that month, the situation has been significantly improved and normalized since January 2023. There remains uncertainty as to the future impact of the virus. The extent to which the pandemic affects our results of operations going forward will depend on future developments that are highly uncertain and unpredictable, including the frequency, duration, and extent of COVID-19 outbreaks, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may materially and adversely affect our business. There can be no assurance as to whether the COVID-19 pandemic and the resulting disruption to our business will extend over a prolonged period, and if yes, it could materially and adversely affect our business, financial condition, and results of operations.

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

Our business could be materially and adversely affected by the tensions in international trade such as the one between the United States and China in recent years. Changes to international trade policies could adversely affect the global economic conditions. In addition, geopolitical tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury, proposed trade restrictions and export control imposed by the U.S. Department of Commerce, and the executive orders issued by the U.S. government that may prohibit transactions with certain selected Chinese companies as well as their products and services. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions involving China, and any escalation thereof, may negatively affect trading and business environments, which may, in turn, adversely impacting our business, financial condition, and results of operations.

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

From time to time, we purchase short-term investments, which mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, mostly held in state-owned or reputable financial institutions in China and reputable international financial institutions outside of China. Our short-term investments amounted to RMB1.0 billion, RMB2.2 billion, and RMB787.3 million (US$114.1 million) as of December 31, 2020, 2021, and 2022, respectively. The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, although we prudently manage our short-term investments portfolio and their respective term to ensure that they are readily convertible into cash from time to time in the event that there is a need for liquidity, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our investments in the future. If we incur such fair value losses, our liquidity, financial condition, results of operations, and prospects may be adversely affected.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. To comply with PRC laws and regulations, we conduct our internet-related business in China through the VIEs incorporated in China. The VIEs are owned by PRC citizens or entities with whom we have contractual arrangements. The contractual arrangements give us effective control over the VIEs and enable us to obtain substantially all of the economic benefits arising from the VIEs as well as consolidate the financial results of the VIEs in our results of operations. Although the structure we have adopted is consistent with longstanding industry practice, and is commonly adopted by comparable companies in China, the PRC government may not agree that these arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The VIEs and their subsidiaries hold the licenses, approvals, and key assets that are essential for the operations of certain of our businesses.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, (i) as of the date of this annual report, the ownership structures of our WFOEs and the VIEs in China do not violate any applicable and explicit PRC law and regulations currently in effect; (ii) subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders,” each agreement of the contractual arrangements between our WFOEs, the VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors’ rights generally, the discretion of relevant government authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and general equity principles; and (iii) each such agreement does not violate any applicable and explicit PRC law currently in effect. There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of Commerce & Finance Law Offices. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among our WFOEs, the VIEs, and their equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Consequently, if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and the ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

Furthermore, any of the equity interest in the VIEs under the name of any record equity holder of the VIEs may be put under court custody in connection with litigation, arbitration, or other judicial or dispute resolution proceedings against that record holder. We cannot be certain that the equity interest will be disposed of in accordance with the contractual arrangements. In addition, new PRC laws, rules, and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. The occurrence of any of these events or the imposition of any of these penalties may materially and adversely affect our ability to conduct internet-related businesses. In addition, if the imposition of any of these penalties causes us to be unable to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, we would no longer be able to consolidate the VIEs into our financial statements, which could materially and adversely affect our financial condition and results of operations.

Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the VIEs may fail to perform their obligations under our contractual arrangements.

Since PRC laws limit foreign equity ownership in certain businesses in China, such as provision of commercial internet information services, internet culture activities, and internet audio-visual program services, we operate such businesses in China through the VIEs, in which we have no ownership interest and rely on a series of contractual arrangements with the VIEs and their respective equity holders to control and operate these businesses. Our revenue and cash flow from our such businesses are attributed to the VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to exercise our rights directly or indirectly as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. However, uncertainties still exist in relation to further application and improvement of the Foreign Investment Law and its current implementation and interpretation rules. According to the Foreign Investment Law, “foreign investment” refers to investment activities carried out directly or indirectly by foreign natural persons, enterprises, or other organizations, or “foreign investors,” including the following: (i) foreign investors establishing foreign-invested enterprises in China alone or collectively with other investors; (ii) foreign investors acquiring shares, equities, properties, or other similar rights of Chinese domestic enterprises; (iii) foreign investors investing in new projects in China alone or collectively with other investors; and (iv) foreign investors investing through other ways prescribed by laws, regulations, or guidelines of the State Council. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIEs through contractual arrangements will not be deemed as a foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from relevant PRC government authorities. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), the value-added telecommunication services we provide fall within the restricted category. If our control over the VIEs through contractual arrangements is deemed as a foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may materially and adversely affect our business operations.

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

We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the VIEs, which could, render us unable to conduct some or all of our business operations and constrain our growth.

The VIEs and their subsidiaries hold licenses, approvals, and assets that are necessary for the operation of certain of our businesses, as well as equity interests in a series of our portfolio companies, to which foreign investments are typically restricted or prohibited under applicable PRC law. The contractual arrangements contain terms that specifically obligate the equity holders of the VIEs to ensure the valid existence of the VIEs and restrict the disposition of material assets or any equity interest of the VIEs. However, in the event the equity holders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate any of the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to operate some or all of our businesses or otherwise benefit from the assets held by the VIEs, which could materially and adversely affect our business, financial condition, and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its equity holders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

The contractual arrangements with the VIEs may be subject to scrutiny by the tax authorities in China. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated profit and the value of your investment.

The tax regime in China is rapidly evolving, and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in different ways. The PRC tax authorities may assert that we or our subsidiaries or the VIEs owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules, and regulations, arrangements and transactions among related parties, such as the contractual arrangements with the VIEs, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the relevant subsidiaries or the VIEs could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our profit may be materially reduced if our tax liabilities increase.

The equity holders, directors, and executive officers of the VIEs, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company.

The PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the VIEs must act in good faith and in the best interests of the VIEs and must not use their respective positions for personal gain. On the other hand, under Cayman Islands law, our directors (i) owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests, (ii) must also exercise their powers only for a proper purpose, and (iii) owe to our company a duty to act with skill and care. We control the VIEs through contractual arrangements, and the business and operations of the VIEs are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these persons may arise due to dual roles both as directors and executive officers of the VIEs and as directors or employees of our company, and may also arise due to dual roles both as equity holders of the VIEs and as directors or employees of our company.

We cannot assure you that these persons will always act in the best interests of our company should any conflicts of interest arise, or that any conflicts of interest will always be resolved in our favor. We also cannot assure you that these persons will ensure that the VIEs will not breach the existing contractual arrangements. If we cannot resolve any such conflicts of interest or any related disputes, we would have to rely on legal proceedings to resolve these disputes and/or take enforcement action under the contractual arrangements. There is substantial uncertainty as to the outcome of any such legal proceedings. See “—We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the VIEs, which could, render us unable to conduct some or all of our business operations and constrain our growth” above.

If we exercise the option to acquire equity ownership of the VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

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

Pursuant to the contractual arrangements, we have the exclusive right to purchase all or any part of the equity interests in the VIEs from the respective equity holders for a nominal price, unless the relevant government authorities or PRC laws request otherwise, in which case the purchase price shall be adjusted to a minimum amount that meets the relevant requirements. Subject to relevant laws and regulations, the respective equity holders shall return any amount of purchase price they have received to the respective WFOE. If such a return of purchase price takes place, the competent tax authority may require the WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our financial condition, results of operations, and prospects are influenced by economic, political, and legal developments in China. While the PRC economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or equitable across sectors. The growth of the Chinese economy may not continue at a rate experienced in the past, and the impact of COVID-19 on the Chinese economy may continue. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The legal system in China is a civil law system based on statutes. Unlike common law systems, it is a system in which decided legal cases may be of reference value but have less precedential value. The legal system in China evolves rapidly, and the interpretations of laws, regulations, and rules may contain uncertainties. These uncertainties could limit the legal protections available to us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to internet-related industries, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, any litigation may be protracted and result in substantial costs and diversion of resources and management attention.

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

The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our Class A ordinary shares and the ADSs.

The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, on July 6, 2021, the relevant PRC governments promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, among which it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of relevant domestic industry regulatory authorities and other regulatory authorities. However, the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. There is no assurance that any new rules or regulations promulgated in the future will impose additional requirements on us. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, a domestic company that seeks to offer or list its securities overseas, directly or indirectly, should fulfill filing procedures with, and report relevant information to, the CSRC. If the domestic company fails to complete the filing procedures, conceals any material fact, or falsifies any major content in its filing documents, the domestic company may be subject to administrative penalties, such as order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the persons directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listing.” However, since the Overseas Listing Trial Measures was relatively new, its interpretation, application, and enforcement remain unclear.

In a Q&A released on the CSRC’s official website, an CSRC official respondent indicated that companies that have been listed overseas, or existing companies, are not required to complete the filing procedures immediately, and the existing companies should complete the filing procedures with respect to their future overseas financings. Given the substantial uncertainties regarding the CSRC filing requirements currently, we cannot assure you that we will be able to complete the CSRC filings and fully comply with the relevant new rules on a timely basis with respect to our future overseas security issuances, or at all.

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

The internet and mobile internet industries in China are highly regulated. The VIEs and their subsidiaries are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory regime, a number of regulatory authorities, including but not limited to the NRTA, the PRC Ministry of Culture and Tourism, the MIIT, the PRC State Council Information Office, and the CAC, jointly regulate all major aspects of the internet industry, including the mobile internet and online content communities. Operators must obtain various government approvals and licenses for relevant business.

We have obtained, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, for the provision of commercial internet information services, Internet Cultural Business Licenses, or ICB Licenses, for commercial internet culture activities, Radio and Television Program Production and Operation Licenses, an Internet Medicine Information Services Qualification for non-commercial internet medicine information services, and Publication Operation Licenses through the VIEs and their subsidiaries.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB had historically been unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and the ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are initiated in or otherwise relevant to jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other requirements for providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “-Risks Relating to Our Class A Ordinary Shares and ADSs-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the PRC Anti-Monopoly Law, these include the M&A Rules adopted by six PRC regulatory authorities in 2006 and amended in 2009 and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the M&A Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If the chops of our PRC subsidiaries, the VIEs, and their subsidiaries are not kept safely, are stolen, or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

Under PRC laws, a company chop or seal serves as the legal representation of the company towards third parties. The company chop of a legally registered company in China shall be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries, the VIEs, and their subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen, or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

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

We may conduct acquisitions involving changes in corporate structures. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our Class A ordinary shares or the ADSs or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

On March 30, 2015, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19, however, allows foreign invested enterprises in China to use their registered capital settled in Renminbi converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in Renminbi converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, SAFE further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. If the VIEs require financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our overseas offerings to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our business, financial condition, and results of operations.

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

We are a holding company, and we principally rely on dividends and other distributions on equity that may be paid by our PRC subsidiaries and remittances from the VIEs, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ordinary shares and service any debt we may incur. If any of our PRC subsidiaries, the VIEs, or their subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in China, may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, and staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of the VIEs to make remittance to our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our Class A ordinary shares or the ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A ordinary shares or the ADSs in foreign currency.

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

Risks Relating to Our ADSs and Class A Ordinary Shares

The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.

The trading prices of our Class A ordinary shares and the ADSs have been volatile, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States or Hong Kong. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares or the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	Actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;
●	announcements of new products and services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of our peer companies;
●	conditions in the online content community market;
●	detrimental negative publicity about us, our competitors, or our industry;
●	additions or departures of key personnel;
●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry;
●	any share repurchase program;
●	general economic or political conditions in China or elsewhere in the world;
●	fluctuations of exchange rates between the RMB and the U.S. dollar; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the price and volume at which our Class A ordinary shares or the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares or the ADSs. Volatility or a lack of positive performance in the price of our Class A ordinary shares or the ADSs may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

As of March 31, 2023, Mr. Yuan Zhou beneficially owned 18,008,292 Class A ordinary shares and 18,846,286 Class B ordinary shares, representing 42.5% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares or the ADSs, the market price and trading volume for our Class A ordinary shares or the ADSs could decline.

The trading market for our Class A ordinary shares and the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares or the ADSs, the market price for our Class A ordinary shares or the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares or the ADSs to decline.

Techniques employed by short sellers may drive down the market prices of our Class A ordinary shares and the ADSs.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our Class A ordinary shares or the ADSs could be greatly reduced or rendered worthless.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A ordinary shares or the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares or the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares or the ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares or the ADSs. There is no guarantee that our Class A ordinary shares or the ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares or the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in our Class A ordinary shares or the ADSs.

Substantial future sales or perceived potential sales of our Class A ordinary shares or the ADSs in the public market could cause the prices of our Class A ordinary shares and the ADSs to decline.

Sales of our Class A ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the market prices of our Class A ordinary shares and the ADSs to decline. The Class A ordinary shares held by our existing shareholders may be sold in the public market subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act and the applicable lock-up periods.

Certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these Class A ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the prices of our Class A ordinary shares and the ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our eleventh amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a Hong Kong court or a federal court of the United States.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the “asset test.” Although the law in this regard is unclear, we intend to treat the VIEs (including their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our income and assets, and the market price of the ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of the ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

We may incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

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

In addition, as we are no longer an “emerging growth company” since December 31, 2022, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

The characteristics of the U.S. and the Hong Kong capital markets are different.

The New York Stock Exchange and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Class A ordinary shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the Class A ordinary shares).

Exchange between our Class A ordinary shares and the ADSs may adversely affect the liquidity or trading price of each other.

The ADSs are currently traded on the New York Stock Exchange. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on the New York Stock Exchange may be adversely affected.

The time required for the exchange between our Class A ordinary shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the New York Stock Exchange and the Hong Kong Stock Exchange on which the ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A ordinary shares in exchange for the ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We may be subject to securities litigation, which is expensive and could divert management attention.

Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

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

On March 26, 2021, the ADSs commenced trading on the New York Stock Exchange under the ticker symbol “ZH.” Concurrently with our initial public offering, we also entered into private placement transactions with certain investors. Net proceeds from our initial public offering, including the exercise of the underwriters’ option to purchase additional ADSs, and the concurrent private placements, after deducting the underwriting discounts and offering expenses, were US$739.4 million.

On April 22, 2022, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2390.” The selling shareholders received all the net proceeds of that global offering, and we did not receive any net proceeds therefrom.

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

B.Business Overview

Overview

Zhihu is an iconic online content community where people come to find solutions, make decisions, seek inspiration, and have fun.On Zhihu, our users explore and enjoy content that broadens horizons, provides solutions, and resonates with minds, which we refer to as “fulfilling content,” ranging from daily life choices such as the television or mobile phone, an inspirational holiday hide-away, a puzzle book, or a reality show, to sophisticated knowledge or unique experience such as learning about the Tiangong space station or visiting a 2022 Winter Olympics venue, and to bigger decisions such as a college or a good exam preparation program, career choices, or managing a relationship or expecting a baby. A full spectrum of high-quality content on Zhihu appeals to an ever growing user base and content creators, who have come to Zhihu to share their knowledge, experience, and insights. Zhihu goes beyond that first question, and brings people together through their commonality.

What Have We Accomplished?

Launched in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. A content-centric business model has been formed during our development and continues to evolve. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. In 2022, Zhihu had 101.3 million average MAUs and 9.8 million average monthly subscribing members. As of December 31, 2022, Zhihu had 63.1 million cumulative content creators, who had contributed 505.9 million cumulative Q&As covering over 1,000 verticals. We continue to leverage our content-centric business model and launch new monetization channels such as offering vocational training and e-commerce related services. However, we believe that we are still at an early stage of monetization with significant runway for growth across a span of monetization channels.

What Makes Zhihu Great?

The Zhihu model is centered around a virtuous cycle that seeks to achieve a content equilibrium between what our content creators contribute and what our users consume. We continually reinforce Zhihu with its technological foundation and we seek to achieve optimal monetization and deliver value to our shareholders and other stakeholders.

Our users and content creators actively interact with each other and share knowledge, experience, and insights, forming a content ecosystem spanning a wide range of verticals and topics across diverse content forms. Our deep content and user insights play an essential role in optimizing user experience and maintaining robust community governance, which reinforces our community culture of sincerity, expertise, and respect. Our community culture and trustworthy brand further strengthen our content ecosystem, which attracts and retains more users and content creators to our community. Our superior technology infrastructure supports our business in various aspects, from understanding our users and content quality, promoting fulfilling content and user engagement, nurturing our community, to enhancing our content and service offerings and forging a trustworthy brand. As we continue to enhance user experience and serve our users, content creators, and business partners, we have established diverse and expanding content-centric monetization channels. This self-reinforcing cycle has been emerging with our growth and solidify our leaderships.

Zhihu Content

The comprehensive, high-quality Zhihu content is continually enriched by our content creators with systematic support from our content operations, reinforcing Zhihu’s reputation as a trustworthy online content community.

Content Offerings

We are a UGC-based online content community, where content creators contribute a wealth of knowledge, experience, and insights. The Zhihu content is presented in various forms and features such as Q&As, articles, videos, live streaming, and groups. Our community had 649.3 million cumulative pieces of content as of December 31, 2022, including 505.9 million Q&As. The comprehensive Zhihu content encompasses over 1,000 verticals. Popular categories include consumer digital, movies and videos, lifestyle and fashion, mother and baby care, arts and science, education, sports and games, business and finance, and automobiles, among others. Various distribution channels are available for users to effectively and efficiently explore the Zhihu content, such as feeds, searches, trending topics, and follows. As a comprehensive online content community, we seek to maintain a diverse content portfolio.

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

Aside from the Zhihu content available to all users, we offer a paid Yan Selection membership program where we curate premium content for our subscribing members. The premium content primarily consists of works contributed by professional or experienced content creators and high-quality works licensed by third parties. As of December 31, 2022, the Yan Selection membership program provides access to 4.2 million pieces of premium content, such as fictions and novels, other books and magazines, live and recorded lectures, and audio books, serving a wide range of users who view for pleasure, look to acquire knowledges and skills, and search for credible references. We diligently expand and curate premium content offerings to satisfy the demand of our increasing subscribing members, which incentivizes the growth of our subscribing members and strengthens our trustworthy brand image.

Content Operations

As the foundation of the Zhihu model is a content equilibrium between what our content creators contribute and what our users consume, our content operations rely on our overall comprehension of content through our “fulfillness” approach and the understanding of content creators leveraging TopicRank algorithms. We strive to understand why the “fulfilling content” is fulfilling through our evolving and developing technological capabilities so that we can maintain and further enhance the fulfillness of the Zhihu content. We believe that this “fulfillness” approach, combined with our TopicRank algorithms, could deepen our comprehension of the Zhihu content, which fuels all aspects of our business.

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

In addition, we have been further deepening our comprehension of the content ecosystem by revealing the intrinsic value of the Zhihu content through what we refer to as the “fulfillness” approach. Through our years’ of relentless work to enhance user experience, we have become aware that users love the Zhihu content because such content broadens horizons, provides solutions, and resonates with minds and is exemplary high-quality content. This deepened comprehension is continually iterated through input from our operations and technology teams. We leverage a technology-driven approach to optimize the operation of such content and follow up to re-assess such content. We will continue to apply our technological capabilities, including artificial intelligence, natural language processing, and machine learning to further develop our “fulfillness” approach.

We have years of experience in identifying and promoting worthwhile questions and then using an AI-powered question routing system to invite users to answer questions that correspond to their interests and expertise. This not only incites users’ desire to create, but also helps new users quickly get on track with answering questions. We also offer productivity tools to help content creators efficiently produce high-quality content.We use a feed recommendation system and a search system to efficiently distribute content of interest to users. Users can browse their personalized home feeds on the Zhihu app and website based on their profiles and prior behaviors, and search keywords to quickly access relevant content. As our search functions become more popular, we are increasingly recognized by Chinese netizens as a go-to destination to find trustworthy answers to their questions. Users can see updates from content creators and topics that they have followed, read trending topics, watch videos, and browse channels to discover content.

From time to time, we also launch various initiatives and campaigns to further enhance the depth, breadth, and quality of the Zhihu content. We focus on promoting timely content, which covers a wide spectrum of trending events to satisfy our diverse user base. We have a dedicated content operations team facilitating the content creation and distribution relating to the most notable events from time to time. We also utilize AI-powered technologies to produce and supplement relevant questions, allowing users to easily explore trending events of interest. We collaborate with various media to ensure our content covers popular events to the interest of the general public from time to time.

Content Creators

The Zhihu brand has inspired our users to contribute and become content creators. As a UGC-based online content community, we pride ourselves on the 63.1 million cumulative content creators who had contributed 649.3 million cumulative pieces of content, including 505.9 million cumulative Q&As, to our community as of December 31, 2022. Our users and content creators function in a complementary manner in our content ecosystem, sharing their collective intelligence to create a marketplace of answers. We strive to continually empower them to generate high-quality content and encourage content diversity. Our efforts in discovering, developing, and supporting content creators help realize and enhance the potential of each content creator regardless of one’s background or field of specialty, allowing us to continually convert more users into content creators.

We understand and support the different needs of content creators at different stages. Leveraging the Q&A form that sparks creativity, we encourage users to contribute their first piece of content and thereby become content creators in the Zhihu community. Our technology can help content creators select the right topics for them. For example, our AI-powered question routing system distributes questions suitable for entry-level content creators, and will gradually increase the sophistication of questions as content creators become more experienced. Content creators can be rewarded financially from their creative works through various channels, such as income for creation of quality commercial and premium content, commission from Recommended Goodies, among other things.

Zhihu Users

We have a large, vibrant, and rapidly growing user base. We had average MAUs of 68.5 million, 95.9 million, and 101.3 million in 2020, 2021, and 2022, respectively. We have a balanced user base. For example, as of December 31, 2022, over 74% of our average MAUs were under 30, and female users accounted for 48.5% of our MAUs in December 2022. We will continue to expand and further diversify our user base, and aim to serve a broader set of internet users.

Our users are highly engaged. Our users can leverage a series of features to engage actively within the Zhihu community. For example, users can upvote and downvote answers and comments, which serve an instrumental role in our community engagements. Users can also identify and invite other users to answer any question in our community. Other engagement features include comments, likes, follows, favorites, and shares.

Our users are instrumental in building and maintaining our community culture of sincerity, expertise, and respect. We provide a set of comprehensive community identity and recognition systems that strengthen users’ sense of community belonging.

We adopt a systematic approach in regard to our user growth management. In particular, we seamlessly integrate our growth management strategies with all aspects of our operations, including our brand building efforts. Our product, content, community governance, technology, and sales and marketing teams collaborate closely with our growth management team to align and execute our user growth strategies and ensure optimized user acquisition. We also strategically deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our user growth strategy. For example, to attract users of a broader and more diverse background, we focus on promoting ourselves as an online community where everyone can find their own answers, and we highlight our strength as the go-to online community for content coverage on trending topics with significant social impact.

Our Monetization

We have adopted a content-centric monetization approach. We derive revenues from online advertising, paid membership, content-commerce solutions, vocational training, and other services such as e-commerce.

The following table sets forth certain of our operating data for the periods indicated.

	For the Year Ended December 31,			2020-2022
	2020	2021	2022	CAGR
Average MAUs (in millions)	68.5	95.9	101.3	21.6%
Average monthly subscribing members (in thousands)	2,362.6	5,076.0	9,806.9	103.7%
Paying ratio	3.4%	5.3%	9.7%	68.9%

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

Paid Membership

We offer Yan Selection membership program, which provides our subscribing members with access to our premium content library, serving a wide range of users who view for pleasure, look to acquire knowledges and skills, and search for credible references. We offer subscription plans for the Yan Selection membership, and offer trials to attract more members. Our subscription plans are offered for monthly, quarterly, and annual membership services. Compared to content that can be viewed free of charge, premium content under the paid membership subscription program primarily consists of content generated by content creators on our platform, some of which are professional content creators, and user-generated content licensed from third parties on a compensated basis. Specifically, these third parties primarily include professional or experienced content creators that provide us with commissioned works and copyright licensors that license us to use certain copyrighted works, although we are not a reseller of third-party content. We also offer an on-demand access option to our content library to supplement our Yan Selection membership program. In 2022, we had 9.8 million average monthly subscribing members, representing a paying ratio of 9.7% of our paid membership program, up from 5.3% in 2021. We expect to expand our paid membership services by continuing to enhance the quality of our premium content, including professionally generated content and professional user-generated content, and diversifying the spectrum of our premium content library.

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

We establish our content-commerce solutions based on a highly productive content creation community generating massive opportunities. Depending on the demand of merchants and brands, content can be created primarily through content creators in our community directly or through service agents such as multi-channel network or in-house production by merchants and brands. As we continue to facilitate content creation, enhance user experience, and provide monetization opportunities on Zhihu, an increasing number of content creators currently constitute the content creation force of our content-commerce solutions. Accordingly, we have rolled out the Cheese platform, which is a utility that enhances the effectiveness of content creators to generate commercial content that can be utilized by content-commerce solutions and other monetization channels such as online advertising. With the Cheese platform, merchants and brands can present high-quality commercial content through suitable topics and Q&As.

Leveraging the volume of high-quality content on Zhihu, our content commerce-solutions have proven to be a highly effective marketing approach for merchants and brands, evidenced by an overall click-through rate multiple times higher than that of traditional advertising.

Vocational Training

We have launched our vocational training service in 2020. We offer a diverse course portfolio with a focus on professional qualification exams and other vocational education, which is a valuable supplement to our content offerings. Our vocational training service experienced rapid growth since launch. In 2022, we generated RMB248.3 million (US$36.0 million) in revenues from our vocational training services.

Our courses include vocational training courses that are self-developed and developed in collaboration with third-party education service providers. We utilize our existing technological infrastructure, including our content distribution engine, customer relationship management, data management platform, and transaction system, to smoothly support the growth of our vocational training services. We attract users by creating and distributing content that stimulate users’ interest in topics that relate to the courses and facilitate users to purchase such courses. In addition, we conduct strategic acquisitions to strengthen our content supply. Since 2021, we have enriched the content supply for our vocational training services through acquisitions of equity interests in companies that provide certain exam preparation courses.

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

Our trustworthy brand image makes Zhihu popular in various product categories. Our e-commerce service currently covers digital consumer products, home appliances, and lifestyle products. We also work with third parties to offer book series. Benefiting from our rich content portfolio, we are exploring opportunities to further develop the related intellectual property in collaboration with third parties, such as Zhihu-branded merchandise.

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

TopicRank sets the technological foundation of Zhihu as a trustworthy online content community from the content creator perspective. Powered by our AI capabilities, TopicRank assesses content through understanding of content creators and is continually refined by machine learning technology and our proprietary know-how and data insights derived from our decade-long operations. We have been enhancing TopicRank’s iterative process by allowing an overlay of our “fulfilling” approach, leveraging our deepened understanding of content. As part of our efforts in developing and implementing our “fulfillness” approach, we are applying various technical means, including AI, machine learning, and natural language processing, in cultivating our technological capability of identifying and promoting “fulfilling content.” We believe that we are uniquely positioned to develop this “fulfillness” approach benefiting from our rich and deep content portfolio as well as our over a decade of operating experience.

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

Our research and development team is comprised of highly qualified employees, substantially all of whom held bachelor’s or higher degrees as of December 31, 2022. Our research and development expenses consist primarily of payroll and related expenses for research and development professionals. We plan to continue to invest in technology and innovation to enhance user and customer experience.

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

To date, we have not been subject to any material fines or other material penalties due to non-compliance with data privacy and security laws or regulations. Based on the foregoing, Commerce & Finance Law Offices, our PRC legal counsel, is of the view that we are in compliance with currently applicable PRC data privacy and cybersecurity laws and regulations that may have a material adverse effect on our business, financial condition, or results of operations in all material respects as of the date of this annual report.

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2023, we had 59 registered patents, 23 pending patent registration applications, 957 registered trademarks, 57 pending trademark registration applications, registered copyrights to 20 pieces of software, and 16 domain names (including zhihu.com). As of the date of this annual report, we were not subject to any claims or allegations relating to intellectual property that were material to our business operations.

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

Our vocational training business faces competition for consumer spending with online or offline training players that focus on professional qualification exams and other vocational education.

Besides advertising, paid membership, and content-commerce solutions, we also generate revenue through other services, including e-commerce services, for which we may face competition for consumer spending with other online content communities and e-commerce platforms.

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

Restrictions on Foreign Investment in Value-Added Telecommunications Services

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001, most recently amended on March 29, 2022, and effective on May 1, 2022, requires foreign- invested value-added telecommunications enterprises in China to be established as Sino- foreign joint ventures, and foreign investors shall not acquire more than 50% of the equity interest of such an enterprise. Moreover, the joint ventures must obtain approvals from the MIIT or their authorized local counterparts, before launching the value-added telecommunications business in China.

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

Regulations on Internet Content Services

The PRC government authorities have adopted regulations governing illegal content and information over the internet. The PRC government authorities strengthen the regulations on internet content from time to time to, among others, maintain the security of internet operations and internet content (see “—Regulations Relating to Information Security”) and manage specific categories of internet content such as internet audio-visual programs (see “—Regulations Relating to Internet Audio-Visual Program Services”).

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Comment Threading Services and the Administrative Provisions on Internet Forum and Community Services, both of which took effect on October 1, 2017. As stipulated in the provisions, the online comment threading service providers are imposed on strict primary obligations such as verifying the authenticity of registered users’ identity information, protecting personal information of users, and developing systems to review comment threading on news information prior to the publication. In addition, the services providers may establish information review, real-time public information check, emergency response, personal information protection, and other information security administration systems. Furthermore, the service providers should not publish information in violation of PRC laws, regulations, and other relevant provisions. The Administrative Provisions on Internet Comment Threading Services was later amended on November 16, 2022 and took effect on December 15, 2022. The new amendment further clarifies the obligations of service providers of online comment threading. Service providers must regulate and manage users, producers, and operators of official accounts in accordance with user agreements. For users of comment threading services that release unlawful and detrimental content, the service providers must take necessary measures to manage such actions, such as giving warnings, refusing publication of comment, deleting comment, restricting account functions, suspending account updates, closing accounts, and prohibiting re-registration, and save relevant records; for producers and operators of official accounts that fail to fulfil their management obligations resulting in circulation of unlawful and detrimental information on the online comment threading, the service providers must take necessary measures to manage such actions, such as giving warnings, deleting relevant information, suspending the function of comment threading until the permanent closure of online comment threading area, restricting account functions, suspending account updates, closing accounts, and prohibiting re-registration, save relevant records, and promptly report to the cyberspace administration authorities. The new amendment defines “comment threading services” as services provided by internet websites, applications, and other online platforms of a public opinion nature or with the capacity to mobilize the public, for users to express text, code, emojis, pictures, audio, video, or other information through methods such as comments, responses, private messages, live streaming comments, likes, and so forth.

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

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, which took effect on August 1, 2022. Internet-based information service providers that provide users with information release services, should provide and disclose the rules for the management of user accounts and platform conventions and enter into service agreements with users. Internet-based information service providers should authenticate the identification information of the users who apply for registration of accounts for production of information content in areas such as economics, education, medical care and health, and justice, and the service providers should require these users to provide relevant documents such as service qualification, professional qualification, and professional background information for verification and add a special label to the accounts that have been verified. Any internet-based information service provider in violation of these provisions should be punished in accordance with relevant laws and administrative regulations.

On September 9, 2022, the CAC, the MIIT, and the SAMR issued the Administrative Provisions on Internet Pop-up Push Notification Services, which took effect on September 30, 2022. The provisions require that internet pop-up push notification service providers should implement the responsibilities as subjects of information content management and establish and improve management systems for censoring of information content, ecological governance, data security, and personal information protection, and protection of minors.

On November 25, 2022, the CAC, MIIT, and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023. According to the provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality, or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes, or other network information. The provisions emphasize that deep synthesis service providers, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the PRC Telecommunications Regulations and other regulations above, mobile internet applications, or Apps, are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the CAC on June 28, 2016 and last amended on June 14, 2022 and took effect on August 1, 2022. The provisions set forth the relevant requirements on the App information service providers and the App Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local App information respectively.

App providers shall strictly fulfill their responsibilities of information security management, and perform the following duties: (i) in accordance with the principle of “real name at background, any name at foreground,” verify identities with the registered users through mobile phone numbers, ID numbers, unified social credit codes, and other measures; (ii) establish and improve the mechanism for user information security protection, follow the principle of “legality, appropriateness, necessity, and good faith” in collection and use of personal information, expressly state the purpose, methods, and scope of information collection, and obtain the users’ consent; (iii) establish a sound information content review and management mechanism, and establish and improve management measures for user registration, account management, information review, routine inspections, and emergency response, with professionals and technical capabilities commensurate with their service scale; (iv) adhere to the principle of being most beneficial to minors, and strictly implement the requirements for the registration and login of minors’ user accounts with real identity information in accordance with the law; (v) do not induce users to download apps by means of false advertisement, bundled downloads, or other acts, or via machine or manual comment control, or by using illegal and harmful information; and (vi) perform the obligation of ensuring data security, establish a sound whole-process data security management system, take technical measures to ensure data security and other security measures, and strengthen risk monitoring, and cannot endanger national security or public interests, or damage the legitimate rights and interests of others.

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

According to the Administrative Provisions on Online Audio-Visual Information Services, promulgated jointly by the CAC, the PRC Ministry of Culture and Tourism, or the MCT, and the NRTA on November 18, 2019, and came into effect on January 1, 2020, online audio-visual information service providers shall authenticate user’s real identity information based on organization code, identity card number, mobile phone number, etc. Online audio-visual information service providers shall not serve users who fail to provide their real identity information. Online audio-visual information service providers are the principals responsible for information content security management, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Organizations and individuals are prohibited from using online audio-visual information services and related information technology to carry out illegal activities and infringe legal rights and interests of others. Online audio-visual information service providers shall strengthen the management of the audio-visual information posted by users, deploy and apply identification technologies for illegal and non-real audio and video; if any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall save relevant records, and report to the CAC, the MCT, and the NRTA.

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

On January 9, 2019, the China Net-casting Services Association, or the CNSA, issued the Regulations on Administration of Network Short Video Platforms, pursuant to which a network platform is required to obtain the Audio-Visual Permit and relevant qualifications to provide short video services, and to strictly operate within the scope of such permit. The network short video platform is required to establish a chief-editor content management and responsibility system, and all content of a short video, including but not limited to its title, description, bullet-chats and comments shall be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to host should, in principle, be more than one-thousandth of the number of short videos newly broadcasted on the platform per day. The content reviewers are expected to have high political awareness and professionality. CNSA issued the Censoring Criteria for Network Short Video Content on January 9, 2019 and amended it on December 15,2021, which set forth certain details of content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, and other illegal or immoral content.

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

Regulations on Vocational Education

The PRC Vocational Education Law, promulgated by the Standing Committee of the National People’s Congress on May 15, 1996, amended on April 20, 2022, and effective on May 1, 2022, applies to vocational schools of all types and levels and vocational training of to all forms. According to this law, institutional organizations, social organizations, and other social groups and individuals are encouraged to operate vocational schools and vocational training institutions according to relevant provisions. The law divides vocational school education into elementary, secondary, and higher vocational education. Vocational school education includes secondary vocational school education and tertiary vocational school education. The secondary vocational school education must be conducted by secondary vocational schools (including technical training schools) at the advanced level of secondary education. The tertiary vocational school education must be conducted by tertiary vocational schools and regular higher education institutions at or above the levels of junior college education and regular course education. Other schools, education institutions, or eligible enterprises and industry organizations may provide corresponding levels of vocational school education or courses for credit included in talent training plans in accordance with the overall planning of education administrative departments. Vocational training includes pre-employment training, on-the-job training, re-employment training, and other vocational training, which may be provided by grade and class according to actual conditions. Vocational training may be carried out by the corresponding vocational training institutions or vocational schools. Other schools or educational institutions as well as enterprises and social organizations may provide various forms of vocational training to the society in accordance with the law according to their capability to provide education and social needs.

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

Regulations Relating to Internet Advertisement

The PRC Advertisement Law, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and last amended on April 29, 2021, requires advertisers to ensure that the contents of the advertisements are true. The content of advertisements cannot contain prohibited information, including but not limited to: (i) information that harms the dignity or interests of the nation or divulges state secret, (ii) information that contains wordings such as “national level,” “highest level,” and “best,” and (iii) information that contains ethnic, racial, religious, or sexual discrimination. Advertisements posted or published through the internet cannot affect normal usage of network by users. Advertisements published in the form of pop-up window on the internet must display the close button clearly to make sure that the viewers can close the advertisement by one-click.

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

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertising, which will take effect on May 1, 2023 and replace the Internet Advertising Measures. The Measures for the Administration of Internet Advertising Administration strengthen the management of pop-up advertisements, link advertisements, and advertorials, among others. The measures stipulate that the promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement, and it requires advertisers, operators, and publishers of internet advertisements containing links to examine the content directed by the next-level link. In addition, internet platform operators are obliged to cooperate with advertising monitoring and assist in supervision and provide statistical data.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transmission, which took effect on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border data transmission if it involves (i) important data, (ii) personal information transmitted overseas by a critical information infrastructure operator or a data processor that has processed personal data of more than one million persons, (iii) personal information transmitted overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year, or (iv) other circumstances as requested by the CAC. In addition, data processors are required to conduct self-assessment on the risks of cross-border data transmission prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope, and method of cross-border data transmission, (ii) the scale, scope, type, and sensitivity of data transmitted overseas, and risks to the national security, public interests, or legitimate rights of individuals or organizations caused by such cross-border data transmission, (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transmission, (iv) the risks that the data transmitted overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained, or illegally used during and after the cross-border transmission, and (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security. Furthermore, any cross-border data transmission activities conducted in violation of the Measures for the Security Assessment of Cross-Border Data Transmission before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof.

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

Regulations Relating to Unfair Competition and Anti-Monopoly

According to the PRC Anti-unfair Competition Law, promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and last amended with immediate effect on April 23, 2019, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions set forth therein in its production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity, as well as laws and business ethics during production and operating activities.

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

The PRC Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress in 2007 and amended on June 24, 2022 and took effect on August 1, 2022, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008 and latest amended on September 18, 2018, require that where a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB10 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB2 billion, and at least two of these undertakings each had a turnover of more than RMB400 million within China. Pursuant to the Anti-Monopoly Law, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council. If any business operator fails to comply with the mandatory declaration requirement, the relevant authority is empowered to order the operator to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within a certain period of time and impose fines of up to 10% of its sales revenue in the previous year if the concentration of business operator has or may have an effect of excluding or limiting competition; or up to RMB5,000,000 if the concentration of business operator does not have an effect of excluding or limiting competition. The Anti-Monopoly Law also requires relevant government authorities to strengthen the examination of concentration of undertakings in certain key industries, such as national economy and people’s livelihood.

On October 23, 2020, the SAMR further issued the Measures for Examination and Approval of Concentration of Business Operators, which was amended on March 24, 2022 and took effect on May 1, 2022. These measures refer concentration as (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means.

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

M&A Rules and Overseas Listing

On August 8, 2006, six PRC government and regulatory authorities, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which took effect on September 8, 2006 and was amended on June 22, 2009. The M&A Rules requires, among others, that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares of or equity interests in PRC domestic companies, must obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

In addition, in 2011, the General Office of the State Council promulgated the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, the Ministry of Commerce promulgated the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, effective in September 2011, to implement Circular 6. Under Circular 6, security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing the Ministry of Commerce regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out security review. The rules prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the M&A Security Review Rules are subject to the Ministry of Commerce’s review. On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review for Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment, who will lead the task together with the Ministry of Commerce. Foreign investor or relevant parties in China must declare the security review to the aforesaid office prior to the investments in, among other industries, important cultural products and services, important information technology and internet products and services, important financial services, key technologies, and other important fields relating to national security and obtain control in the target enterprise.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, (i) domestic companies that seek to offer or list its securities overseas, either directly or indirectly, should fulfill filing procedure with, and report relevant information to, the CSRC. If a domestic company fails to complete the filing procedure, conceals any material fact, or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing should be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period, and (b) its major operational activities are carried out in China, its main places of business are located in China, or most of the senior management in charge of operation and management of the issuer are Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer should designate a major domestic operating entity responsible for all filing procedures with the CSRC. Domestic companies that violate the provisions of the Overseas Listing Trial Measures in failure to perform filing procedures should be simultaneously ordered by the CSRC to make correction, be given a warning, and be subject to a fine ranging from RMB1 million to RMB10 million. The directly accountable persons in charge and other directly accountable personnel should simultaneously be given a warning and be subject to a fine ranging from RMB500,000 to RMB5 million.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs as of the date of this annual report.

Notes:

(1)	Yuan Zhou and Dahai Li each holds 99.31% and 0.69% of the equity interests in Zhizhe Tianxia, respectively.
(2)	Zhizhe Tianxia owns, through its wholly-owned subsidiaries, 55% equity interests in each of Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, and Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban. Shanghai Pinzhi and its shareholders (including a wholly-owned subsidiary of Zhizhe Tianxia) entered into a series of contractual arrangements with Shanghai Zhishi Technology Co., Ltd., our subsidiary in China, and Shanghai Biban and its shareholders (including a wholly-owned subsidiary of Zhizhe Tianxia) entered into a series of contractual arrangements with Shanghai Paya Information Technology co., Ltd, or Shanghai Paya, our subsidiary in China.

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Zhihu Inc. is an exempted company with limited liability established in the Cayman Islands. To comply with PRC laws and regulations, we conduct certain of our businesses in China through Zhizhe Tianxia, Shanghai Pinzhi and Shanghai Biban, the VIEs, based on a series of contractual arrangements by and among our WFOEs, the VIEs, and their shareholders.

Our contractual arrangements with the VIE and their shareholders allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by the PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat the VIEs and their subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, the VIEs, and their respective shareholders.

Agreements that provide us with effective control over the VIEs

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

Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs

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

D.Property, Plants and Equipment

Our principal place of business is located in Beijing, China. As of March 31, 2023 we lease 19 properties in Beijing and other cities in China with an aggregate gross floor area of over 27,200 square meters. These leases vary in duration from approximately 12 to 48 months.

Our leased properties in China serve as our offices and data centers. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations.

As of March 31, 2023, landlord of one of our 19 leased properties in China has not provided us with valid title certificates or relevant authorization documents evidencing their rights to lease the properties to us. Consequently, if this lease is terminated as a result of challenges by third parties, we may not be able to continue to use the leased property. We believe that alternative premises are available at reasonable market rates if we were forced to relocate our premises which lack valid title certificates.

Pursuant to the applicable PRC laws and regulations, property lease contracts must be registered with the relevant local branches of the PRC Ministry of Housing and Urban Development. As of March 31, 2023, we had not completed lease registration of 18 properties we leased in China, primarily due to the difficulty of procuring the relevant landlords’ cooperation to register such leases. The registration of such leases will require cooperation of our landlords. Our PRC legal counsel has advised us that the lack of registration for the lease contracts will not affect the validity of such lease contracts under PRC law, and has also advised us that a maximum penalty of RMB10,000 may be imposed for each incident of noncompliance of lease registration requirements.

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

A.Operating Results

Launched in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. Our average MAUs increased by 5.6% from 95.9 million in 2021 to 101.3 million in 2022. Our average monthly viewers increased by 20.6% from 503.6 million in 2021 to 607.4 million in 2022. Our average monthly subscribing members increased by 93.2% from 5.1 million in 2021 to 9.8 million in 2022. As of December 31, 2022, Zhihu had 63.1 million cumulative content creators, who had contributed 505.9 million cumulative Q&As covering over 1,000 verticals. We continue to leverage our content-centric business model and launch new monetization channels such as offering vocational training and e-commerce services. We believe that we are still in an early stage of monetization with significant runway for growth across a span of monetization channels.

Our revenues increased from RMB1.4 billion in 2020 to RMB3.0 billion in 2021, and further to RMB3.6 billion (US$522.7 million) in 2022, representing a CAGR of 63.3% from 2020. Our gross profit increased from RMB757.8 million in 2020 to RMB1.6 billion in 2021, and further to RMB1.8 billion (US$262.1 million) in 2022. Our net loss was RMB517.6 million in 2020, RMB1.3 billion in 2021, and RMB1.6 billion (US$228.8 million) in 2022. We had net operating cash outflows of RMB244.4 million, RMB440.2 million, and RMB1.1 billion (US$161.7 million) in 2020, 2021, and 2022, respectively. We expect to continue incurring net loss and net operating cash outflow in the near future as we continue to strategically incurred expenditures to build up and expand our content ecosystem to further enhance Zhihu’s content quality and content portfolio, promote community culture and user engagement, and solidify organic growth.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following factors.

Our content offerings

As an online content community, the overall scale of our user base, level of user engagement, and content creation all depend on the breadth, depth, richness, and quality of our content offerings. As of December 31, 2022, our community had 649.3 million cumulative pieces of content, including 505.9 million cumulative Q&As. The ever-growing Zhihu content has expanded to include timely content covering trending events to satisfy the needs and improve the experience of our increasingly diverse user base. In addition, the increasingly broad content coverage and diverse content formats cater to our users’ continually evolving preferences. We have been deepening our exiting content products and adding new product categories to cover a wider spectrum of content consumption scenarios in our users’ daily lives. We will continue to motivate and support content creators to create more high-quality content. Furthermore, we have developed and will continue to develop utilities and incentives to facilitate the content creation process.

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

We have experienced rapid user growth since our inception. Our average MAUs increased from 68.5 million in 2020 to 95.9 million in 2021, and further to 101.3 million in 2022. Benefiting from our expanding user base and comprehensive content offerings, we have created a vibrant community with expanding subscribing members and other customers. For example, our average monthly subscribing members increased significantly from 2.4 million in 2020 to 5.1 million in 2021, and further to 9.8 million in 2022. In addition, the growth of our user base has attracted more merchants and brands to our community and increased their spending to pursue more effective branding and advertising.

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

Our people and technology

We focus on investing in our people and technology, which are crucial for us to enrich our content offerings, further grow our user base, incentivize content creators, and attract merchants and brands. We recruit, retain, and motivate talented employees to support our growth. Our technology infrastructure supports our business model in various aspects, from understanding our users, optimizing our content offerings, promoting interaction and engagement between our users and content creators, nurturing our community, to enhancing our service offerings. We will continue to develop and apply artificial intelligence technologies to keep pace with the growth of our business, scale our content offerings, and improve operating efficiency. We will continue to invest in people and technology to facilitate our future growth.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

Normal economic life throughout China was sharply curtailed during the COVID-19 pandemic, which first broke out in 2020. Despite our series of measures to reduce the negative impact of the COVID-19 pandemic and to protect our employees, including upgrading our telecommuting system or monitoring our employees’ health on a daily basis, travel restrictions and delay or cancelation in our offline events adversely affected our service quality. As a result, our business, financial condition, and results of operations had been adversely affected. For example, we experienced negative impact on our advertising revenue during times when the negative impact of the COVID-19 pandemic was significant, such as in the first half of 2020 and fourth quarter of 2022.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China during that month, the situation has been significantly improved and normalized since January 2023. There remains uncertainty as to the future impact of the virus. The extent to which the pandemic affects our results of operations going forward will depend on future developments that are highly uncertain and unpredictable. There can be no assurance as to whether the COVID-19 pandemic and the resulting disruption to our business will extend over a prolonged period, and if yes, it could materially and adversely affect our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face risks relating to natural disasters, health epidemics (such as the COVID-19 pandemic), and other outbreaks, which could significantly disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.”

Key Components of Results of Operations

Revenue

We generate revenue primarily through (i) advertising, (ii) paid membership, (iii) content-commerce solutions, (iv) vocational training, and (v) other services. The following table sets forth a breakdown of revenue by type both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenue
Advertising	843,284	62.4	1,160,886	39.2	926,296	134,300	25.7
Paid membership	320,471	23.7	668,507	22.6	1,230,804	178,450	34.1
Content-commerce solutions	135,813	10.0	973,986	32.9	1,030,184	149,363	28.6
Vocational training(1)	7,080	0.5	45,823	1.6	248,266	35,995	6.9
Others(1)	45,548	3.4	110,122	3.7	169,369	24,556	4.7
Total	1,352,196	100.0	2,959,324	100.0	3,604,919	522,664	100.0

Note:

(1)	We separately reported the revenue of our vocational training business, which was formerly included in “others,” and for comparison purposes, the revenue of vocational training business and the revenue for others for years ended December 31, 2021 and 2020 have been retrospectively re-classified.

Advertising. We generate revenue from advertising services. Our advertising revenue is primarily driven by our MAUs and advertising revenue per MAU. We experienced fluctuation in our advertising revenue in 2022 primarily due to the challenging macroeconomic environment in China, which negatively impacted the spending power of our business customers.

Our advertisers are generally attracted by, among other things, the expanding user base, high-quality user profiles, and the content generated in our community. They typically select target audience based on user profiles and review performance indices instead of specifying target content category or monitoring other similar metrics. We do not believe that we have concentration in terms of user profiles. The pricing of our advertising is determined based on our internal marked price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of advertisers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on marked price for our advertising services.

Paid Membership. We generate substantially all of our paid membership revenue from Yan Selection membership fees. The following table sets forth our average MAUs, average monthly subscribing members, and paying ratio for the periods indicated.

	For the Year Ended December 31,
	2019-2021
	2020	2021	2022	CAGR
Average MAUs (in millions)	68.5	95.9	101.3	21.6%
Average monthly subscribing members (in thousands)	2,362.6	5,076.0	9,806.9	103.7%
Paying ratio	3.4	5.3	9.7	68.9%

We formally launched our Yan Selection membership program in March 2019, and since then have continued to enhance the volume and quality of our premium content. The increase in paid membership revenue during the periods primarily reflected the continued increases in our MAUs as well as the paying ratio. In particular, the continued increase in paying ratio reflects the wider acceptance of the paid membership among our community.

Content-Commerce Solutions. We generate content-commerce solutions revenue primarily from service fees from our Zhi+ solutions. We formally launched our content-commerce solutions in early 2020. The content-commerce solutions have demonstrated strong growth momentum since the launch. Our revenue from content- commerce solutions increased from RMB135.8 million in 2020 to RMB974.0 million in 2021, and further to RMB1,030.2 million (US$149.4 million) in 2022, primarily driven by the increasing number of our MAUs and average content-commerce solutions revenue per MAU.

Vocational training. We offer self-developed vocational training products and services, in addition to third-party vocational training courses, to further deepen our monetization channel. We offer various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. Our vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as contract liability. For vocational training, revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Others. Other revenue is mainly generated from the sales of our private label products and book series, as well as revenue from our e-commerce services. We have been strategically identifying opportunities for expanding our revenue streams. We expect an increase in revenue from the sales of our private label products and book series and we will benefit from continued diversification of our content-centric monetization channels in the foreseeable future.

Cost of Revenues

Our cost of revenues primarily consists of: (i) content and operational costs, (ii) cloud service and bandwidth costs, (iii) staff costs, and (iv) payment processing costs. Content and operational costs primarily include payments for content creators with respect to content included in our premium content library, other content-related costs and other business-related execution costs.

The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	204,397	15.1	750,554	25.4	906,224	131,390	25.1
Cloud service and bandwidth costs	226,684	16.8	328,346	11.1	403,442	58,494	11.2
Staff costs	75,412	5.6	142,699	4.8	206,633	29,959	5.7
Payment processing costs	39,536	2.9	74,285	2.5	136,778	19,831	3.8
Others	48,370	3.6	109,539	3.7	143,790	20,847	4.0
Total	594,399	44.0	1,405,423	47.5	1,796,867	260,521	49.8

Gross Profit and Gross Profit Margin

Our gross profit increased from RMB757.8 million in 2020 to RMB1.6 billion in 2021 and further to RMB1.8 billion (US$262.1 million) in 2022. Our gross profit margin was 56.0% in 2020, 52.5% in 2021, and 50.2% in 2022.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, (ii) research and development expenses, and (iii) general and administrative expenses.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	734,753	54.3	1,634,733	55.3	2,026,468	293,810	56.2
Research and development expenses	329,763	24.4	619,585	20.9	763,362	110,677	21.2
General and administrative expenses	296,162	21.9	690,292	23.3	621,973	90,178	17.2
Total	1,360,678	100.6	2,944,610	99.5	3,411,803	494,665	94.6

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for December 2020, 2021, and 2022 were increases of 0.2%, 1.5%, and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee, technology, and office related expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues	1,352,196	100.0	2,959,324	100.0	3,604,919	522,664	100.0
Cost of revenues	(594,399)	(44.0)	(1,405,423)	(47.5)	(1,796,867)	(260,521)	(49.8)
Gross profit	757,797	56.0	1,553,901	52.5	1,808,052	262,143	50.2
Selling and marketing expenses	(734,753)	(54.3)	(1,634,733)	(55.2)	(2,026,468)	(293,810)	(56.2)
Research and development expenses	(329,763)	(24.4)	(619,585)	(20.9)	(763,362)	(110,677)	(21.2)
General and administrative expenses	(296,162)	(21.9)	(690,292)	(23.3)	(621,973)	(90,178)	(17.3)
Total operating expenses	(1,360,678)	(100.6)	(2,944,610)	(99.5)	(3,411,803)	(494,665)	(94.6)
Loss from operations	(602,881)	(44.6)	(1,390,709)	(47.0)	(1,603,751)	(232,522)	(44.5)
Investment income	56,087	4.2	59,177	2.0	70,380	10,204	2.0
Interest income	24,751	1.8	31,305	1.1	68,104	9,874	1.9
Fair value change of financial instrument	(68,818)	(5.1)	27,846	0.9	(176,685)	(25,617)	(4.9)
Exchange gains/(losses)	62,663	4.6	(16,665)	(0.6)	71,749	10,403	2.0
Others, net	11,728	0.9	(4,391)	(0.1)	5,983	867	0.2
Loss before income tax	(516,470)	(38.2)	(1,293,437)	(43.7)	(1,564,220)	(226,791)	(43.4)
Income tax expense	(1,080)	(0.1)	(5,443)	(0.2)	(14,183)	(2,056)	(0.4)
Net loss	(517,550)	(38.3)	(1,298,880)	(43.9)	(1,578,403)	(228,847)	(43.8)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

	For the Year Ended December 31,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Revenues
Advertising	1,160,886	926,296	134,300	(234,590)	(34,012)	(20.2)
Paid membership	668,507	1,230,804	178,450	562,297	81,525	84.1
Content-commerce solutions	973,986	1,030,184	149,363	56,198	8,148	5.8
Vocational training(1)	45,823	248,266	35,995	202,443	29,351	441.8
Others(1)	110,122	169,369	24,556	59,247	8,590	53.8
Total	2,959,324	3,604,919	522,664	645,595	93,602	21.8

Note:

(1)

We separately reported the revenue of our vocational training business, which was formerly included in “others,” and for comparison purposes, the revenue of vocational training business and the revenue for others for years ended December 31, 2021 and 2020 have been retrospectively re-classified.

Our revenues increased by 21.8% from RMB3.0 billion in 2021 to RMB3.6 billion (US$522.7 million) in 2022.

Advertising. Advertising revenue decreased by 20.2% from RMB1.2 billion in 2021 to RMB926.3 million (US$134.3 million) in 2022. The decrease primarily reflected the headwinds faced by the general online advertising industry in China under the challenging macroeconomic environment in China and the COVID-19 pandemic situation in 2022.

Paid Membership. Paid membership revenue increased significantly by 84.1% from RMB668.5 million in 2021 to RMB1.2 billion (US$178.5 million) in 2022, primarily due to the continued growth of our subscribing members. The number of our average monthly subscribing members increased significantly from 5.1 million in 2021 to 9.8 million in 2022, demonstrating the attractiveness of our premium content library.

Content-Commerce Solutions. Content-commerce solutions revenue increased from RMB974.0 million in 2021 to RMB1.03 billion (US$149.4 million) in 2022. The increase was primarily driven by the development of our user base in 2022.

Vocational training. Vocational training revenue increased from RMB45.8 million in 2021 to RMB248.3 million (US$36.0 million) in 2022, primarily driven by the growth of our diverse online course offerings and the revenue contributions from our recently acquired business in 2022.

Others. Other revenue increased substantially from RMB110.1 million in 2021 to RMB169.4 million (US$24.6 million) in 2022, primarily due to the increased sales of our private label products and book series.

Cost of Revenues

	For the Year Ended December 31,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	750,554	906,224	131,390	155,670	22,570	20.7
Cloud service and bandwidth costs	328,346	403,442	58,494	75,096	10,888	22.9
Staff costs	142,699	206,633	29,959	63,934	9,270	44.8
Payment processing costs	74,285	136,778	19,831	62,493	9,061	84.1
Others	109,539	143,790	20,847	34,251	4,965	31.3
Total	1,405,423	1,796,867	260,521	391,444	56,754	27.9

Our cost of revenues increased by 27.9% from RMB1.4 billion in 2021 to RMB1.8 billion (US$260.5 million) in 2022. The increase was primarily attributable to (i) an increase in content and operational costs of RMB155.7 million to enhance our content attractiveness, (ii) an increase in cloud service and bandwidth costs of RMB75.1 million due to the growth in our user traffic, and (iii) increases in staff costs, payment processing costs, and others in connection with our business growth.

Gross Profit and Gross Profit Margin

	For the Year Ended December 31,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Gross profit	1,553,901	1,808,052	262,143	254,151	36,848	16.4

In 2021 and 2022, our gross profit was RMB1.6 billion and RMB1.8 billion (US$262.1 million), respectively, and our gross profit margin was 52.5% and 50.2%, respectively. The slight decrease in gross profit margin was primarily due to the increase of our staff costs and payment processing costs.

Operating Expenses

	For the Year Ended December 31,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	1,634,733	2,026,468	293,810	391,735	56,796	24.0
Research and development expenses	619,585	763,362	110,677	143,777	20,846	23.2
General and administrative expenses	690,292	621,973	90,178	(68,319)	(9,905)	(9.9)
Total	2,944,610	3,411,803	494,665	467,193	67,737	15.9

Selling and Marketing Expenses. Our selling and marketing expenses increased by 24.0% from RMB1.6 billion in 2021 to RMB2.0 billion (US$293.8 million) in 2022, primarily due to our increased marketing activities to promote our products and service offerings and to strengthen Zhihu’s brand awareness.

Research and Development Expenses. Our research and development expenses increased by 23.2% from RMB619.6 million in 2021 to RMB763.4 million (US$110.7 million) in 2022, primarily due to the increase in salaries and welfare of research and development personnel in 2022.

General and Administrative Expenses. Our general and administrative expenses decreased by 9.9% from RMB690.3 million in 2021 to RMB622.0 million (US$90.2 million) in 2022, primarily due to lower share-based compensation expenses recognized, partially offset by the increase in salaries and welfare of management personnel and the expense related to our dual primary listing on the Hong Kong Stock Exchange.

Loss from Operations

As a result of the foregoing, we had a loss from operations of RMB1.6 billion (US$232.5 million) in 2022, in comparison with a loss from operations of RMB1.4 billion in 2021.

Investment Income

Our investment income increased from RMB59.2 million in 2021 to RMB70.4 million (US$10.2 million) in 2022, primarily due to an increase in income from short-term investment that we held for cash management purpose.

Interest Income

Our interest income increased from RMB31.3 million in 2021 to RMB68.1 million (US$9.9 million) in 2022, primarily due to an increase in the yield on term deposits.

Fair Value Change of Financial Instrument

We recorded a loss of RMB176.7 million (US$25.6 million) from fair value change of financial instrument in 2022, which reflected the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi in the second quarter of 2022. We had a profit of RMB27.8 million from fair value change of financial instrument in 2021, which primarily reflected the fair value change of financial instruments related to foreign exchange options and forward contracts.

Exchange Gains/(Losses)

We had exchange gains of RMB71.7 million (US$10.4 million) in 2022, in comparison with exchange losses of RMB16.7 million in 2021, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Others, Net

We had net other gains of RMB6.0 million (US$0.9 million) in 2022, in comparison with net other losses of RMB4.4 million in 2021, primarily due to an increase in non-operating income.

Loss Before Income Tax

Primarily as a result of the foregoing, our loss before income tax in 2022 was RMB1.6 billion (US$226.8 million), increased by 20.9% from RMB1.3 billion in 2021.

Income Tax Expenses

Our income tax expense increased from RMB5.4 million in 2021 to RMB14.2 million (US$2.1 million) in 2022.

Net Loss

As a result of the foregoing, our net loss increased by 21.5% from RMB1.3 billion in 2021 to RMB1.6 billion (US$228.8 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2022.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by historical equity financing. We had cash and cash equivalents, term deposits, and short-term investments of RMB3.1 billion, RMB7.4 billion, and RMB6.3 billion (US$0.9 billion) as of December 31, 2020, 2021, and 2022, respectively.

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

As of December 31, 2022, 64.5% of our cash and cash equivalents were held in China. As of December 31, 2022, 5.5% of our cash and cash equivalents were held by the VIE and its subsidiaries.

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

Although we consolidate the results of the variable interest entities and their subsidiaries, we only have access to the assets or earnings of the variable interest entities and their subsidiaries through contractual arrangements.

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

Our trade receivables primarily consist of outstanding amounts payable by third parties. Our trade receivables increased from RMB486.0 million as of December 31, 2020 to RMB831.6 million as of December 31, 2021 and remained stable at RMB834.3 million (US$121.0 million) as of December 31, 2022. We applied ASC Topic 326 to measure current expected credit losses for all trade receivables. We recorded provision of allowance for expected credit losses of trade receivables of RMB27.9 million, RMB58.6 million, and RMB92.9 million (US$13.5 million) as of December 31, 2020, 2021, and 2022, respectively.

Accounts payable and accrued liabilities represent (i) accrued sales rebates, (ii) operational costs payables and accruals, and (iii) marketing expenses payables and accruals. Accounts payable and accrued liabilities increased from RMB501.8 million as of December 31, 2020 to RMB1,026.5 million as of December 31, 2021, and slightly decreased to RMB916.1 million (US$132.8 million) as of December 31, 2022, primarily due to a decrease in marketing expenses payables and accrued sales rebates.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)

Net cash used in operating activities	(244,421)	(440,234)	(1,114,954)	(161,653)
Net cash provided by/(used in) investing activities	430,113	(3,136,503)	3,490,467	506,071
Net cash provided by/(used in) financing activities	9,286	4,876,247	(108,350)	(15,710)
Effect of exchange rate changes on cash and cash equivalents	(137,508)	(100,169)	101,528	14,720
Net increase in cash and cash equivalents	57,470	1,199,341	2,368,691	343,428
Cash and cash equivalents at the beginning of the year	900,350	957,820	2,157,161	312,759
Cash and cash equivalents at the end of the year	957,820	2,157,161	4,525,852	656,187

Operating Activities

For the year ended December 31, 2022, net cash used in operating activities was RMB1.1 billion (US$161.7 million), primarily attributable to our net loss of RMB1.6 billion (US$228.8 million) adjusted mainly by deducting an accrued investment income of short-term investments of RMB31.5 million, adding back a fair value change of financial instrument of RMB176.7 million and other non-cash items of RMB454.5 million, which primarily comprised share-based compensation expenses of RMB373.9 million, provision of allowance for expected credit losses of RMB34.5 million, and an impairment of long-term investments of RMB20.9 million, and further deducting another RMB133.8 million used for working capital. The cash used for working capital was primarily the result of (i) an increase of RMB132.8 million in trade receivables, (ii) a decrease of RMB65.3 million in net amount due to related parties, (iii) a decrease of RMB40.8 million in taxes payable, and (iv) a decrease of RMB36.5 million in salary and welfare payables to our employees, partially offset by (y) a decrease of RMB87.1 million in prepayments and other current assets and (z) an increase of RMB78.2 million in contract liabilities, reflecting the increasing scale of our paid membership service and vocational training business.

For the year ended December 31, 2021, net cash used in operating activities was RMB440.2 million, which was primarily attributable to our net loss of RMB1.3 billion, as adjusted by deducting a fair value change of financial instrument of RMB27.8 million, an accrued investment income of short-term investments of RMB6.4 million and a deferred income tax of RMB1.1 million, adding back other non-cash items of RMB602.5 million, which primarily comprised share-based compensation expenses of RMB548.5 million and provision of allowance for expected credit losses of RMB32.6 million, and adding another RMB291.4 million released from working capital. The cash released from working capital was primarily the result of (i) an increase of RMB524.2 million in accounts payable and accrued liabilities, (ii) an increase of RMB119.8 million in lease liabilities, and (iii) an increase of RMB81.4 million in salary and welfare payables to our employees, partially offset by an increase of RMB374.7 million in trade receivables.

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

Investing Activities

For the year ended December 31, 2022, net cash provided by investing activities was RMB3.5 billion (US$506.1 million), which was primarily attributable to (i) proceeds of maturities of short-term investments of RMB12.0 billion and (ii) proceeds from disposal of term deposits of RMB5.8 billion, partially offset by (y) purchase of short-term investments of RMB10.5 billion and (z) purchase of term deposits of RMB3.6 billion.

For the year ended December 31, 2021, net cash used in investing activities was RMB3,136.5 million, which was primarily attributable to (i) purchase of short-term investments of RMB6.4 billion and (ii) purchase of term deposits of RMB4.9 billion, partially offset by (y) proceeds of maturities of short-term investments of RMB5.2 billion and (z) proceeds from disposal of term deposits of RMB3.0 billion.

For the year ended December 31, 2020, net cash provided by investing activities was RMB430.1 million, which was mainly attributable to (i) proceeds of maturities of short-term investments of RMB6,594.7 million and (ii) proceeds from disposal of term deposits of RMB2,319.2 million, partially offset by (y) purchases of short-term investments of RMB6,153.1 million and (z) purchases of term deposits of RMB2,328.7 million.

Financing Activities

For the year ended December 31, 2022, net cash used in financing activities was RMB108.4 million (US$15.7 million), which was primarily attributable to payment to the shares repurchase by us.

For the year ended December 31, 2021, net cash provided by financing activities was RMB4,876.2 million, which was primarily attributable to net proceeds from issuance of Class A ordinary shares upon the completion of our initial public offering.

For the year ended December 31, 2020, net cash provided by financing activities was RMB9.3 million, which primarily comprised proceeds received from employees in relation to share options.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB2.0 million in 2020, RMB7.4 million in 2021, and RMB0.7 million (US$0.1 million) in 2022. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments.

Our operating lease obligations primarily represent consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB23.4 million, RMB38.7 million and RMB54.3 million (US$7.9 million) for the years ended December 31, 2020, 2021, and 2022, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Holding Company Structure

Zhihu Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and the VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Technological Infrastructure” And “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Allowance for Expected Credit Losses on Trade Receivables

The allowance for expected credit losses represents our estimate of the expected lifetime expected credit losses inherent on trade receivables as of the balance sheet date. The adequacy of our allowance for expected credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because expected credit losses can vary substantially over time, estimating expected credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect general and administrative expenses on our consolidated statements of operations and comprehensive loss and the allowance for expected credit losses contained within trade receivables on our consolidated balance sheets. See Note 2 - “Significant Accounting Policies” of the Notes to Consolidated Financial Statements for more information regarding expected credit losses.

Nature of Estimates Required. We estimate the allowance for expected credit losses on receivables that share similar risk characteristics based on a collective assessment using measurement models. The models vary by portfolio groups and consider factors such as historical trends in credit losses, external credit evaluations, and forward-looking macroeconomic conditions.

Assumptions Used. The key assumptions used in the process of estimating the allowance for expected credit losses include:

Portfolio groups: In evaluating financial assets on a collective basis, we aggregate financial assets on the basis of similar risk characteristics, which include a combination of size, type of the services or the products we provide.

Historical default rate: The percentage of non-payment or default on receivables over an extended time period. In determining historical loss rate, we consider historical collectability based on past due status, the age of the trade receivables balances, credit quality of customers based on ongoing credit evaluations; and

Forward-looking information incorporated in the expected credit losses models: The impact of economic indicators on loss rate varies to different. We comprehensively consider internal and external data, future forecasts and statistical analysis to determine the relationship between economic indicators with loss rate. We evaluate and forecast economic indicators at least annually at balance sheet date, and regularly evaluates the results based on changes in macroeconomics.

As of December 31,2022, the key macroeconomics assumptions used to estimate current expected losses are listed below.

As of December 31, 2022
GDP-year on year percentage change	5.17%
PPI-year on year percentage change	(0.06)%
Broad measure of money supply (M2)- year on year percentage change	9.65%

Sensitivity Analysis. When one of our estimates of historical default rate and forward-looking information decreased/increased by 5% while holding all other estimates constant, there would be no significant impact to our consolidated financial statements.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yuan Zhou	42	Founder, Chairman, and Chief Executive Officer
Dahai Li	42	Director and Chief Technology Officer
Henry Dachuan Sha	37	Director and Chief Financial Officer
Zhaohui Li	47	Director
Bing Yu	43	Director
Hanhui Sam Sun	50	Independent Director
Hope Ni	50	Independent Director
Derek Chen	47	Independent Director

Yuan Zhou is our founder and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Zhou is an entrepreneur with over 15 years of experience in internet and media. Prior to founding our company, Mr. Zhou founded Beijing Nuobote Informational Technology Co., Ltd., a start-up company that focused on the development of big data analytics for e-commerce businesses from October 2008 to November 2010. Before that, Mr. Zhou worked as a journalist for the IT Management World magazine from June 2006 to December 2007. Mr. Zhou received a bachelor’s degree in computer science and technology from Chengdu University of Technology in China in June 2003 and a master’s degree in software engineering from Southeast University in China in March 2006.

Dahai Li has served as our chief technology officer since May 2018 and as our director since March 2021. Mr. Li served as our senior vice president from December 2015 to April 2018. Prior to joining us, Mr. Li served as the head of search technology at Wandoujia, a leading app store in China, from August 2013 to December 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a start-up search engine company in China, from August 2010 to August 2013. From June 2007 to September 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr. Li received a bachelor’s degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master’s degree in mathematics from Peking University in July 2006.

Henry Dachuan Sha has served as our director and chief financial officer since January 2023. Prior to joining Zhihu, Mr. Sha served as the Chief Financial Officer of Quwan Holding Limited between October 2020 and December 2022. From September 2017 to December 2019, Mr. Sha served as the Chief Financial Officer of Huya Inc. (NYSE: HUYA). Before his corporate career, Mr. Sha was a director of Greenwoods Asset Management from May 2015 to August 2017. He also worked at China Media Capital between August 2013 and July 2014. From August 2011 to August 2013, Mr. Sha worked in the Investment Banking Division of Goldman Sachs. Mr. Sha received a bachelor’s degree in electronic engineering and a bachelor’s degree in accounting from Fudan University in China in July 2008 and July 2009, respectively.

Zhaohui Li has served as our director since September 2015 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Li jointed Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from September 2008 to May 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li received a bachelor’s degree in economics from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

Bing Yu has served as our director since March 2023 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Yu has served as the senior vice president at Kuaishou Technology (HKEX: 1024) since August 2016, primarily responsible for technology development, product testing, operation maintenance, and ToB business relating to StreamLake of the Kuaishou group. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor’s degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master’s degree in software engineering from Tsinghua University in June 2006.

Hanhui Sam Sun has served as our independent director since March 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Sun has served as the chairman of VSP Zhuhai Asset Management Company since January 2021. From January 2010 to September 2015, Mr. Sun assumed various positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq (former Nasdaq ticker: QUNR), including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq (former Nasdaq ticker: KZ), from February 2007 to February 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. Prior to that, Mr. Sun successively worked in KPMG, Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. Mr. Sun has served as an independent director and chairman of the audit committee of iQIYI Inc. (Nasdaq: IQ) since March 2018 and Yiren Digital Ltd. (NYSE: YRD) since December 2015. Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in July 1993. He was qualified as a Certified Public Accountant in China in April 1998.

Hope Ni has served as our independent director since March 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX: 6669) since August 2021. Ms. Ni currently serves as an independent director of Digital China Holdings Limited (HKEX: 0861), UCLOUDLINK GROUP INC. (Nasdaq: UCL), and ATA Creativity Global (Nasdaq: AACG). From June 2020 to June 2022, she served as a non-executive director of Ingdan, Inc. (HKEX: 0400), previously known as Cogobuy Group, and prior to that, she served as an executive director of Ingdan, Inc. from 2015 to 2020. From 2004 to 2007, Ms. Ni was the chief financial officer and a director of Viewtran Group, Inc. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in 1998 and a bachelor’s degree in applied economics and business management from Cornell University in 1994.

Derek Chen as served as our independent director since April 2022 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Chen was a partner of TPG Capital (Beijing) Limited from September 2013 to 2019 and was responsible for Growth Equity investments in China. Prior to joining TPG Capital (Beijing) Limited, Mr. Chen worked at SAIF (Beijing) Advisors Ltd. from March 2004 with a focus on private equity and capital market investments, and he was a principal of the firm when he left in September 2009. He was a non-executive director of VCREDIT Holdings Limited (HKEX: 2003) from March 2018 to October 2019, and has been re-appointed as an independent non-executive director since December 2021. Mr. Chen accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Chen received a master’s degree in business administration from Columbia Business School in 2001.

B.Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of RMB9.2 million (US$1.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2012 Incentive Compensation Plan

In June 2012, our board of directors and members approved an equity incentive plan, which we refer to as the 2012 Plan, to secure and retain the services of valuable employees and consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2012 Plan is 44,021,165. The 2012 Plan does not involve the grant of any share options after our listing on the Hong Kong Stock Exchange in April 2022. As of March 31, 2023, awards to purchase 5,032,062 Class A ordinary shares under the 2012 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

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

Termination and Amendment of the 2012 Plan. Unless terminated earlier, the 2012 Plan has a term of ten years. The board of directors has the authority to terminate, amend, add to, or delete any of the provisions of the plan, subject to the restrictions set out in our memorandum and articles or associations. However, no termination, amendment or modification of the 2012 Plan may adversely affect in any material way any award previously granted pursuant to the 2012 Plan.

For the year ended December 31, 2022, we did not grant any options to our directors and executive officers under the 2012 Plan.

The following table summarizes, for the year ended December 31, 2022, the number of restricted shares that we granted to certain of our directors and executive officers under the 2012 Plan.

Name	Restricted Shares	Date of Grant
Hanhui Sam Sun	10,000	January 7, 2022
Hope Ni	10,000	January 7, 2022
Derek Chen	10,000	April 29, 2022

As of March 31, 2023, employees other than our directors and executive officers as a group hold options to purchase a total of 3,594,108 Class A ordinary shares of our company, with an average weighted exercise price of US$3.75 per share, and 1,412,954 restricted shares, under the 2012 Plan.

2022 Share Incentive Plan

In connection with our dual primary listing on the Hong Kong Stock Exchange, our board of directors adopted a 2022 share incentive plan in March 2022 to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to our shareholders, which became effective upon the our listing on the Hong Kong Stock Exchange. As of March 31, 2023, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is be the sum of (i) a maximum of 13,042,731 Class A ordinary shares which may be issued pursuant to awards in the form of options, and (ii) the sum of (A) 26,085,463 Class A ordinary shares and (B) such number of Class A ordinary shares equivalent to the unused portion of the number of shares of our 2012 Share Incentive Plan of the Company at its expiration, which may be issued pursuant to awards in the form of restricted share units. Unless approved by the shareholders in general meeting, the total number of Class A ordinary shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of us to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. As of March 31, 2023, awards to purchase 9,642,281 Class A ordinary shares under the 2022 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the relevant grant dates. Pursuant to the terms of the 2022 Plan, any shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued shares, or shares purchased on the open market.

The following paragraphs describe the principal terms of the 2022 Plan.

Types of Awards. The 2022 Plan permits the awards of options and restricted shares.

Plan Administration. Our board of directors, a committee of one or more members of the board of directors, or any director appointed to be the administrator administers the 2022 Plan. The administrator determines, among other things, the fair market value of ordinary shares, the employees and consultants eligible to receive awards, the number of options or restricted shares to be granted to each eligible employee, and the terms and conditions of each option grant.

Award Agreement. Awards granted under the 2022 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which is subject to any modification as determined by the administrator.

Eligibility. We may grant awards to directors, employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such shares or securities as quoted on the principal exchange or system on which our shares or securities are listed (as determined by the board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which our shares or securities are listed for the five business days immediately preceding the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the eligible employee other than in accordance with the exceptions provided in the 2022 Plan, such as by will or by the laws of descent or distribution.

Termination and Amendment of the 2022 Plan. Unless terminated earlier, the 2022 Plan has a term of ten years. The board of directors has the authority to terminate, amend, add to, or delete any of the provisions of the plan, subject to the restrictions set out in our memorandum and articles or associations. However, no termination, amendment or modification of the 2022 Plan may adversely affect in any material way any award previously granted pursuant to the 2022 Plan.

For the year ended December 31, 2022, we did not grant any share incentive awards to our directors and executive officers under the 2022 Plan.

As of March 31, 2023, employees other than our directors and executive officers as a group hold 8,239,387 restricted shares, under the 2022 Plan.

C.Board Practices

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company by way of qualification. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hanhui Sam Sun, Hope Ni, and Derek Chen. Hanhui Sam Sun is the chairman of our audit committee. We have determined that Hanhui Sam Sun, Hope Ni, and Derek Chen each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Hanhui Sam Sun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Hope Ni, Hanhui Sam Sun, and Derek Chen. Hope Ni is the chairman of our nominating and corporate governance committee. We have determined that Hope Ni, Hanhui Sam Sun, and Derek Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	reviewing the structure, size and composition (including the skills, knowledge and experience) of the board at least annually and make recommendations on any proposed changes to the board to complement our corporate strategy;
●	identifying individuals suitably qualified to become directors and selecting or making recommendations to the board on the selection of individuals nominated for directorships;
●	assessing the independence of independent directors;
●	making recommendations to the board on the appointment or re-appointment of directors and succession planning for directors, in particular the chairman and the chief executive officer;
●	developing and reviewing tour policies and practices on corporate governance and make recommendations to the board;
●	reviewing and monitoring the training and continuous professional development of directors and senior management; and
●	reviewing and monitoring our policies and practices on compliance with legal and regulatory requirements.

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

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution approving the appointment, election or removal of any Independent Non-executive Director (as defined in our eleventh amended and restated memorandum and articles of association). Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. At every annual general meeting of the Company, the Independent Non-Executive Directors for the time being shall retire from office by rotation provided that every Independent Non-Executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Independent Non-Executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. In addition, a director will cease to be a director if he

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

D.Employees

As of December 31, 2022, we had 2,515 full-time employees, all of whom were based in China, primarily at our headquarters in Beijing, China.

The following table sets forth the number of our employees by function as of December 31, 2022.

	Number of
Function	Employees	Percentage
Content and Content-Related Operations	810	32.2%
Research and Development	981	39.0%
Sales and Marketing	484	19.3%
General Administration	240	9.5%
Total	2,515	100%

Our success depends on our ability to attract, retain, and motivate qualified personnel. We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. We consider that we maintain a generally good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations during 2020, 2021, and 2022. However, as our operations may further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees.

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

As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase certain supplemental health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee individual performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 297,906,416 Class A ordinary shares (excluding the 2,849,286 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 18,846,286 Class B ordinary shares issued and outstanding as of March 31, 2023.

	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate Voting
	Shares	Shares	Ownership†	Power††
Directors and Executive Officers**:
Yuan Zhou(1)	18,008,292	18,846,286	11.6	42.5
Dahai Li(2)	2,878,690	—	0.9	0.6
Henry Dachuan Sha	—	—	—	—
Zhaohui Li	—	—	—	—
Bing Yu	—	—	—	—
Hanhui Sam Sun	*	—	*	*
Hope Ni	*	—	*	*
Derek Chen	*	—	*	*
All Directors and Executive Officers as a Group	20,886,982	18,846,286	12.5	43.0
Principal Shareholders:
MO Holding Ltd(1)	18,008,292	18,846,286	11.6	42.5
Tencent Entities(3)	38,066,599	—	12.0	7.8
Qiming Entities(4)	22,945,598	—	7.2	4.7
Innovation Works Entities(5)	22,287,618	—	7.0	4.6
Cosmic Blue Investments Limited(6)	19,975,733	—	6.3	4.1

Notes:

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.
**

Except as otherwise indicated below, the business address of our directors and executive officers is A5 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China. The business address of Mr. Zhaohui Li is 10/F, China Technology Trade Center, No. 66 North 4th Ring West Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Bing Yu is No. 6 Shangdi West Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Hanhui Sam Sun is 64 Donggong Street, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Ms. Hope Ni is House 17B, Shouson Peak, 9-19 Shouson Hill Road, Deep Water Bay, Hong Kong. The business address of Mr. Derek Chen is 1601, G3, Bihaiyuan, 97 Yaojiayuan Road, Beijing, China 100026.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2023.

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

(1)	Represents 18,008,292 Class A ordinary shares, including 9,621,477 Class A ordinary shares granted on April 8, 2022, or the CEO Award Shares, and 18,846,286 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The registered address of MO Holding Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Mr. Zhou has undertaken and covenanted that, unless and until the performance results targets set by the audit committee of the board directors have been met, (a) he shall not offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the CEO Award Shares; and (b) he will cast votes of all of the CEO Award Shares at our shareholder meetings or with respect to written resolution of shareholders in the manner consistent with the views and suggestions of the board of directors; he will abstain from voting if no such view or suggestion is formulated by the board as a whole.
(2)	Represents (i) 99,450 Class A ordinary shares held by Mr. Dahai Li in the form of ADSs, (ii) 1,673,042 Class A ordinary shares held by Ocean Alpha Investment Limited, a company incorporated in the British Virgin Islands, and (iii) 1,106,198 Class A ordinary shares held by SEA & SANDRA Global Limited, a company incorporated in Seychelles. Ocean Alpha Investment Limited is wholly owned by Ark Trust (Singapore) Ltd, a company incorporated in Singapore and wholly owned by Mr. Dahai Li. SEA & SANDRA Global Limited is wholly owned by Mr. Dahai Li. The registered address of Ocean Alpha Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of SEA & SANDRA Global Limited is Sertus Chambers, Suite F24, First Floor, Eden Plaza, Eden Island, PO Box 334, Mahe, Seychelles. Information regarding beneficial ownership is reported as of January 30, 2023, based on the information contained in the form of disclosure of interests filed by Mr. Dahai Li with the Hong Kong Stock Exchange on January 30, 2023.
(3)	Represents (i) 20,457,894 Class A ordinary shares held by Dandelion Investment Limited, a company incorporated in the British Virgin Islands, (ii) 10,617,666 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and (iii) 6,991,039 Class A ordinary shares held by Sogou Technology Hong Kong Limited a company incorporated in Hong Kong. Dandelion Investment Limited, Image Frame Investment (HK) Limited, and Sogou Technology Hong Kong Limited, or Tencent Entities, are subsidiaries of Tencent Holdings Limited. The registered address of Dandelion Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Information regarding beneficial ownership is reported as of April 22, 2022, based on the information contained in the form of disclosure of interests filed by the Tencent Entities with the Hong Kong Stock Exchange on April 22, 2022.
(4)	Represents (i) 18,851,909 Class A ordinary shares (including in the form of ADSs) held by Qiming Venture Partners III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (ii) 594,060 Class A ordinary shares (including in the form of ADSs) held by Qiming Managing Directors Fund III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, and (iii) 3,499,629 Class A ordinary shares (including in the form of ADSs) held by Qiming Venture Partners III Annex Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands. Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P., or Qiming entities, are beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands. The registered address of the Qiming entities is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G/A filed by the Qiming Entities with the SEC on February 14, 2023.
(5)	Represents (i) 16,635,560 Class A ordinary shares held by Innovation Works Development Fund, L.P., a fund organized under the laws of the Cayman Islands, and (ii) 5,652,058 Class A ordinary shares held by Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands. The general partner of Innovation Works Development Fund, L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited is wholly owned by Kai-Fu Lee. The registered address of Innovation Works Holdings Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. The registered address of Innovation Works Development Fund, L.P. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2022, based on the information contained in the Schedule 13G filed by Innovation Works Development Fund, L.P. and Innovation Works Holdings Limited, among other reporting persons, with the SEC on February 9, 2023.
(6)	Represents 19,975,733 Class A ordinary shares held by Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands. Cosmic Investments Limited is wholly owned by Kuaishou Technology (HKEX: 1024). The registered address of Cosmic Blue Investments Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Information regarding beneficial ownership is reported as of May 10, 2022, based on the information contained in the form of disclosure of interests filed by Cosmic Blue Investments Limited with the Hong Kong Stock Exchange on May 10, 2022.

To our knowledge and based on our review of our register of members as of March 31, 2023, 69,231,123 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan, were held of record by one holder that reside in the United States, being JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holder of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” For share incentive awards granted to our directors and officers under the 2012 Plan and the 2022 Plan in 2020 and 2021, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” of our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 8, 2022.

Other Transactions with Related Parties

Transactions with Tencent entities. Our transactions with Tencent Holdings Limited, one of our principal beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to cloud and bandwidth services, amounting to RMB77.3 million, RMB110.8 million, and RMB137.7 million (US$20.0 million) in 2020, 2021, and 2022, respectively; and (ii) provision of services which primarily related to advertising services, amounting to RMB12.6 million, RMB10.9 million, and RMB25.7 million (US$3.7 million) in 2020, 2021 and 2022, respectively. The amount due from the Tencent entities were RMB7.4 million, RMB8.8 million, and RMB22.6 million (US$3.3 million) as of December 31, 2020, 2021 and 2022, respectively, and the amount due to the Tencent entities were RMB41.5 million, RMB67.4 million, and RMB19.1 million (US$2.8 million) as of December 31, 2020, 2021, and 2022, respectively.

Transactions with Baidu entities. Our transactions with Baidu, Inc., one of our beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to marketing services and cloud and bandwidth services, amounting to RMB48.7 million and RMB142.3 million in 2020 and 2021, respectively; and (ii) provision of services which primarily related to advertising services, amounting to RMB17.2 million and RMB19.7 million in 2020 and 2021, respectively. The amount due from the Baidu entities were RMB3.9 million and RMB6.4 million as of December 31, 2020 and 2021, respectively, and the amount due to the Baidu entities were RMB4.5 million and RMB14.6 million as of December 31, 2020 and 2021, respectively. As of December 31, 2021, Baidu entities were no longer a related party of us.

Transactions with Kuaishou entities. Our transactions with Kuaishou Technology, one of our principal beneficial owners, and its subsidiary, included (i) purchase of services which primarily related to cloud and bandwidth services, amounting to nil, RMB2.2 million, and RMB14.4 million (US$2.1 million) in 2020, 2021, and 2022, respectively; and (ii) provision of services, which primarily related to advertising services, amounting to RMB7.4 million, RMB7.9 million, and RMB14.8 million (US$2.1 million) in 2020, 2021, and 2022, respectively. The amount due from the Kuaishou entities was RMB2.5 million, RMB3.0 million, and RMB2.2 million (US$0.3 million) as of December 31, 2020, 2021, and 2022, respectively, and the amount due to the Kuaishou entities was nil, RMB1.6 million, and RMB5.8 million (US$0.8 million) as of December 31, 2020, 2021, and 2022, respectively.

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

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since April 22, 2022 under the stock code “2390.”

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

Our shareholders have conditionally adopted the eleventh amended and restated memorandum and articles of association, which became effective on June 10, 2022. The following are summaries of material provisions of the eleventh amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Pursuant to Article 2 of our eleventh amended and restated memorandum of association, our registered office is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time determine. Pursuant to Article 3 of our eleventh amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B Ordinary Shares shall only be held by Mr. Yuan Zhou or a director holding vehicle as defined in our eleventh amended and restated memorandum of association. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events:

●	the death of the holder of such Class B ordinary share (or, where the holder is a director holding vehicle, the death of Mr. Yuan Zhou);
●	the holder of such Class B ordinary share ceasing to be a director or a director holding vehicle for any reason;
●	the holder of such Class B ordinary share (or, where the holder is a director holding vehicle, Mr. Yuan Zhou) being deemed by The Stock Exchange of Hong Kong Limited to be incapacitated for the purpose of performing his duties as a director;
●	the holder of such Class B ordinary share (or, where the holder is a director holding vehicle, Mr. Yuan Zhou) being deemed by The Stock Exchange of Hong Kong Limited to no longer meet the requirements of a director set out in the Hong Kong Listing Rules; or
●	any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share through voting proxy or otherwise to any person, including by reason that a director holding vehicle no longer complies with Rule 8A.18(2) of the Hong Kong Listing Rules (in which case we and Mr. Yuan Zhou or the director holding vehicle must notify The Stock Exchange of Hong Kong Limited as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B ordinary share by Mr. Yuan Zhou to a director holding vehicle wholly-owned and wholly controlled by him, or by a director holding vehicle to Mr. Yuan Zhou or another director holding vehicle wholly-owned and wholly controlled by Mr. Yuan Zhou.

For the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on any of Class B ordinary shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 14 unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in a third party that is not Mr. Yuan Zhou or the director holding vehicle wholly-owned and wholly controlled by Mr. Yuan Zhou holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class B ordinary shares, in which case all the related Class B ordinary shares shall be automatically converted into the same number of Class A ordinary shares. All of the Class B ordinary shares in the authorised share capital shall be automatically re-designated into Class A ordinary shares in the event all of the Class B ordinary shares in issue are converted into Class A ordinary shares, or that none of the holders of Class B ordinary shares at the time of our initial listing on The Stock Exchange of Hong Kong Limited hold any Class B ordinary shares, and no further Class B ordinary shares shall be issued by us.

Furthermore, our eleventh amended and restated memorandum of association provide that in the event we reduce the number of Class A ordinary shares in issue (e.g. through a purchase of its own shares), the holders of Class B ordinary shares shall reduce their weighted voting rights in us proportionately, whether through a conversion of a portion of their Class B ordinary shares or otherwise, if the reduction in the number of Class A ordinary shares in issue would otherwise result in an increase in the proportion of Class B ordinary shares to the total number of shares in issue.

No further Class B ordinary shares shall be issued by us, except with the prior approval of The Stock Exchange of Hong Kong Limited and pursuant to (i) an offer to subscribe for ordinary shares made to all the shareholders pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of ordinary shares to all the shareholder by way of scrip dividends; or (iii) a ordinary share subdivision or other similar capital reorganisation; provided that, each shareholder shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of ordinary shares by way of scrip dividends) ordinary shares in the same class as the ordinary shares then held by him, notwithstanding the provisions of Article 23 of our eleventh amended and restated memorandum of association; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B ordinary shares in issue, so that: (a) if, under a pro rata offer, any holder of Class B ordinary shares does not take up any part of the Class B ordinary shares or the rights thereto offered to him, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A ordinary shares; and (b) to the extent that rights to Class A ordinary shares in a pro rata offer are not taken up in their entirety, the number of Class B ordinary shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

We shall not take any action (including the issue or repurchase of ordinary shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A ordinary shares (for the avoidance of doubt, excluding those who are also holders of Class B ordinary shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class B ordinary shares to the total number of ordinary shares in issue.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our eleventh amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if that would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Subject to any rights and restrictions for the time being attached to any ordinary share, every shareholder present shall, at a general meeting of our company, have the right to speak. Notwithstanding any provisions in our eleventh amended and restated memorandum and articles of association to the contrary, each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(a)any amendment to our eleventh amended and restated memorandum and articles of association, including the variation of the rights attached to any class of shares;

(b)the appointment, election or removal of any independent non-executive director;

(c)the appointment or removal of the auditors; or

(d)the voluntary liquidation or winding-up of our company.

Notwithstanding the foregoing, where a holder of Class B ordinary shares is permitted by The Stock Exchange of Hong Kong Limited from time to time to exercise more than one vote per ordinary share when voting on a resolution to amend our eleventh amended and restated memorandum and articles of association, any holder of Class B ordinary share may elect to exercise such number of votes per ordinary share as is permitted by The Stock Exchange of Hong Kong Limited, up to the maximum number of votes attached to each Class B ordinary share as set out above.

Except for matters mentioned above, on a show of hands every shareholder present at the meeting shall, at a general meeting of our company, each have one vote, and on a poll each holder of Class A ordinary shares present at the meeting is entitled to one vote per share and each holder of Class B ordinary shares present at the meeting is entitled to ten votes per share. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll save that the chairman of such meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of not less than three-fourths of the votes cast by holders of the issued and outstanding ordinary shares at a meeting and includes a unanimous written resolution passed. A special resolution will be required for important matters such as reduction of share capital or making changes to our eleventh amended and restated memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our eleventh amended and restated memorandum and articles of association provide that we shall in each financial year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). An annual general meeting shall be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than 10% of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting (on a one vote per ordinary share basis).

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our eleventh amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the paid up capital of our company, on a one vote per share basis, that as at the date of the deposit entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. The instrument of transfer of any ordinary share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee provided that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, our board of directors shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and our board of directors shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders, provided always that any such purchase shall only be made in accordance with any relevant code, rules, or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time in force. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our eleventh amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares. No further Class B ordinary shares shall be issued by us, except with the prior approval of The Stock Exchange of Hong Kong Limited and pursuant to (i) an offer to subscribe for ordinary shares made to all the shareholders pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of ordinary shares to all the shareholder by way of scrip dividends; or (iii) a ordinary share subdivision or other similar capital reorganization; provided that, each shareholder shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of ordinary shares by way of scrip dividends) ordinary shares in the same class as the ordinary shares then held by him, notwithstanding the provisions of Article 23 of our eleventh amended and restated memorandum of association; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B ordinary shares in issue, so that: (a) if, under a pro rata offer, any holder of Class B ordinary shares does not take up any part of the Class B ordinary shares or the rights thereto offered to him, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A ordinary shares; and (b) to the extent that rights to Class A ordinary shares in a pro rata offer are not taken up in their entirety, the number of Class B ordinary shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

Subject to the Articles and compliance with the Hong Kong Listing Rules and the Takeovers Code, and on the conditions that (a) no new Class of Shares with voting rights superior to those of Class A Ordinary Shares will be created; and (b) any variations in the relative rights as between the different classes will not result in the creation of new Class of Shares with voting rights superior to those of Class A ordinary shares, our eleventh amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Exclusive forum. Pursuant to article 188 of our eleventh amended and restated memorandum and articles of association, for the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to us and without prejudice to article 189 of our eleventh amended and restated memorandum and articles of association, we, our shareholders, directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of us to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against us which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). Notwithstanding Article 188 of our eleventh amended and restated memorandum and articles of association, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our eleventh amended and restated memorandum and articles of association. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—Forum selection provisions in our currently effective memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

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

D.Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

E.Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, our PRC subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%. Specifically, during the period from January 1, 2019 to December 31, 2022, the portion of annual taxable income amount of a small low-profit enterprise not exceeding RMB1 million is computed at a reduced rate of 25% as taxable income amount, subject to an enterprise income tax rate of 20%, and the portion of annual taxable income amount exceeding RMB1 million and not exceeding RMB3 million is computed at a reduced rate of 50% as taxable income amount, subject to an enterprise income tax rate of 20%. In addition to the aforementioned preferential tax treatments, during the period from January 1, 2021 to December 31, 2022, for the portion of annual taxable income amount of small low-profit enterprises which does not exceed RMB1 million, enterprise income tax should be reduced by 50%.

Each of Zhizhe Sihai and Beijing Qingzhong Education Technology Co., Ltd, a subsidiary of our company, was certified as a “high and new technology enterprise” under the relevant PRC laws and regulations, and accordingly was eligible for a preferential tax rate of 15% in each of 2020, 2021, and 2022. Some of our subsidiaries were “small low-profit enterprises” under the relevant PRC laws and regulations, and accordingly were eligible for a preferential tax rate of 20% in each of 2020, 2021, and 2022. Our other PRC entities were subject to enterprise income tax at a rate of 25% in 2020, 2021, and 2022. Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or the EIT rate, on its global income. Under the implementation rules of the EIT Law, “de facto management body” is defined as the organization body that effectively exercises full management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.

According to STA Circular 82 promulgated in April 2009, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to the ETI rate on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China.

We believe that Zhihu Inc. is not a PRC resident enterprise for PRC tax purposes. Zhihu Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Zhihu Inc. meets all of the conditions above. Zhihu Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Zhihu Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC resident individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Zhihu Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Zhihu Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Hong Kong Taxation

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

In addition, payments of dividends from our subsidiary in Hong Kong to us are not subject to any Hong Kong withholding tax.

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

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements.

Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIEs or any of their subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs, or their subsidiaries.

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

We intend to submit an annual report provided to security holders in electronic format pursuant to the Hong Kong Listing Rules as an exhibit to a current report on Form 6-K.

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

•	stock transfer or other taxes and other governmental charges.

Fees and Other Payments Made by the Depositary to Us

Our depositary anticipates to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2022, we received US$1.8 million of cash reimbursement, net of tax, from the depositary.

Conversion between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Dealings in our Class A Ordinary Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars. Our Class A Ordinary Shares will be traded on the Hong Kong Stock Exchange in board lots of 100 Class A Ordinary Shares.

The transaction costs of dealings in our Class A Ordinary Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;

●	FRC (Financial Reporting Council) transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	Computershare Hong Kong Investor Services Limited, our Hong Kong Share Registrar, will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A Ordinary Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his/her Class A Ordinary Shares in his/her stock account or in his/her designated CCASS Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his/her broker or custodian before the settlement date.

An investor may arrange with his/her broker or custodian on a settlement date in respect of his/her trades executed on the Hong Kong Stock Exchange. Under the Hong Kong Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, the date of settlement must be the second settlement day (a day on which the settlement services of CCASS are open for use by CCASS Participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of CCASS and CCASS Operational Procedures in effect from time to time provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

Depositary

The depositary for our ADSs is JPMorgan Chase Bank, N.A. (the “Depositary”), whose office is located at 383 Madison Avenue, Floor 11, New York, NY 10179. The certificated ADSs are evidenced by certificates referred to as American Depositary Receipts (“ADRs”) that are issued by the Depositary.

Every two ADSs represent ownership interests in one Class A Ordinary Shares, and any and all securities, cash or other property deposited with the Depositary in respect of such Class A Ordinary Shares but not distributed to ADS holders.

ADSs may be held either (a) directly, by having an ADR in physical certificated form registered in the holder’s name (b) indirectly, through the holder’s brokerage or safekeeping account or (c) by holding a “Direct Registration ADR” in book-entry from in the “Direct Registration System,” the system established by the Depositary Trust Company (“DTC”) for the uncertificated registration of ownership of securities utilized by the depositary to record the ownership of ADRs without the issuance of certificates, in which case the ownership is evidenced by periodic statements issued by the Depositary to the holders of ADRs entitled thereto. The following discussion regarding ADSs assumes the holder holds its ADSs directly. If a holder holds the ADSs indirectly through its brokerage or safekeeping account, it must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described in this section. If applicable, you should consult with your broker or financial institution to find out what those procedures are. Banks and brokers typically hold securities such as the ADSs through participants in the DTC clearing and settlement system. ADSs held through DTC will be registered in the name of a nominee of DTC.

We do not treat ADS holders as Shareholders, and ADS holders have no Shareholder rights. Cayman Islands law governs Shareholder rights. Because the Depositary actually holds the legal title to our Class A Ordinary Shares represented by ADSs (through the Depositary’s Custodian (as defined below)), ADS holders must rely on it to exercise the rights of a Shareholder. The obligations of the Depositary are set out in the deposit agreement among us, the Depositary and our ADS holders and beneficial owners as amended from time to time (the “Deposit Agreement”). The Deposit Agreement, the ADSs and the ADRs evidencing ADSs are governed by the law of the State of New York without giving effect to the application of the conflict of law principles thereof.

Transfer of Shares to Hong Kong Share Register

For the purposes of trading on the Hong Kong Stock Exchange, the Class A Ordinary Shares must be registered in the Hong Kong Share Register. ADSs are quoted for trading on NYSE. An investor who holds Class A Ordinary Shares and wishes to trade ADSs on NYSE must deposit or have his broker deposit with J.P. Morgan Chase Bank N.A. Hong Kong, as custodian of the Depositary (the “Depositary’s Custodian”), Class A Ordinary Shares, or evidence of rights to receive Class A Ordinary Shares, so as to receive the corresponding ADSs as described below.

Converting Class A Ordinary Shares Trading in Hong Kong to ADSs

An investor who holds Class A Ordinary Shares registered in Hong Kong and who intends to convert them to ADSs to trade on the New York Stock Exchange must deposit or have his or her broker deposit the Class A Ordinary Shares with the Depositary’s Hong Kong Custodian, J.P. Morgan Chase Bank N.A. Hong Kong, in exchange for ADSs. A deposit of Class A Ordinary Shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A Ordinary Shares have been deposited with CCASS, the investor must transfer Class A Ordinary Shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	If Class A Ordinary Shares are held outside CCASS, the investor must arrange to deposit his or her Class A Ordinary Shares into the CCASS for delivery to the depositary’s account with the custodian within CCASS, and must submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	Upon payment of its fees and expenses, payment or net of the depositary’s fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker if such ADSs are to be held in book-entry form through DTC’s “Direct Registration System”.

For Class A Ordinary Shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A Ordinary Shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

Following the listing of our Class A Ordinary Shares on the Hong Kong Stock Exchange, Class A Ordinary Shares registered on the Hong Kong share register will be able to convert these Class A Ordinary Shares into ADSs, and vice versa, subject to certain exceptions as provided herein. In addition, thereafter all deposits of Class A Ordinary Shares for the issuance of ADSs and all withdrawals of Class A Ordinary Shares upon the cancellation of ADSs will be in the form of Class A Ordinary Shares registered on our Hong Kong share register and all corporate actions with respect thereto will be processed via the depositary’s custodian account at CCASS, subject to the rules and procedures applicable to CCASS – eligible securities, and also subject, in each case, to certain exceptions described below and provided that the foregoing shall not apply to certain of our “restricted” Class A Ordinary Shares and Class A Ordinary Shares as determined by the Company and the depositary, which will be via our principal register in the Cayman Islands.

An Investor who holds ADSs and who Intends to convert his or her ADSs Class A Ordinary Shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A Ordinary Shares from our ADS program and cause his or her broker or other financial institution to trade such Class A Ordinary Shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Class A Ordinary Shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account. For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A Ordinary Shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees, payment of CCASS’ fees and expenses, and payment of expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A Ordinary Shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A Ordinary Shares outside CCASS, he or she must receive Class A Ordinary Shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A Ordinary Shares in their own names with our Hong Kong Share Registrar.

For Class A Ordinary Shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A Ordinary Shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A Ordinary Shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for Class A Ordinary Shares in a CCASS account is subject to there being a sufficient number of Class A Ordinary Shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A Ordinary Shares on the Hong Kong share register to facilitate such withdrawals.

In the event there are not a sufficient number of Class A Ordinary Shares on the Hong Kong share register in the account of the depositary’s custodian at CCASS to satisfy a cancellation of ADSs and withdrawal of Class A Ordinary Shares in whole or in part, such withdrawal shall be in the form of Class A Ordinary Shares on the Hong Kong share register to the extent available with the balance to be in the form of Class A Ordinary Shares on the Company’s principal share register in the Cayman Islands. The depositary is not under any obligation, and has no ability, to maintain or increase the number of Class A Ordinary Shares held by its custodian on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary delivers ADSs or permits withdrawal of Class A Ordinary Shares, the depositary may require:

●	payment of all amounts required pursuant to the deposit agreement, including the issuance and cancellation fees therein, any stock transfer or other tax or other governmental charges and any stock transfer or registration fees in effect;
●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar or Cayman share registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of Class A Ordinary Shares to effect a withdrawal from or deposit of Class A Ordinary Shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A Ordinary Shares and ADSs should note that our Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A Ordinary Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A Ordinary Shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A Ordinary Shares into, or withdrawal of Class A Ordinary Shares from, our ADS program.

PART II

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

For the period from March 25, 2021 to December 31, 2022, we have used less than 5% of the net proceeds from our initial public offering for the development of product and service, market and user growth, research and development, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has excluded Beijing Pocket Gardener Technology Co., Ltd. and its subsidiaries (collectively referred to as the “Yiqikao”) from our assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by us in a business combination during 2022. The total assets and total revenues of Yiqikao excluded from our assessment represented 0.6% and 0.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F- 2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As of December 31, 2022, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2021 has been remediated.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting identified as of December 31, 2021 was that we did not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address complex U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

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

Except for the measures to improve our internal control over financial reporting as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

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

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	14,160	21,080	3,056
All other fees(2)	605	1,583	229

Notes:

(1)	“Audit fees” represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information, including the audit fees relating to our initial public offering in 2021 and our dual primary listing on the Hong Kong Stock Exchange in 2022.
(2)	“All other fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal external auditors other than services reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 10, 2022, our shareholders approved a share repurchase program, pursuant to which we may repurchase up to US$100 million of our shares over the next 12 months. For the year ended December 31, 2022, we repurchased under this program a total of 6,466,307 Class A ordinary shares, comprising 46,100 Class A ordinary shares on the Hong Kong Stock Exchange at an aggregate consideration of HK$1.3 million and 6,420,207 Class A ordinary shares in the form of ADSs on the New York Stock Exchange at an aggregate consideration of US$16.5 million.

				Approximate
				Dollar
	Total	Average		Value of Class A
	Number	Price	Total Number of	Ordinary Shares
	of Class A	Paid Per	Class A Ordinary	That
	Ordinary	Class A	Shares Purchased as	May Yet Be
	Shares	Ordinary	Part of the Publicly	Purchased Under
Period	Purchased	Shares	Announced Plan	the Program*
January 1, 2022—January 31, 2022	—	—	—	—
February 1, 2022—February 28, 2022	—	—	—	—
March 1, 2022—March 31, 2022	—	—	—	—
April 1, 2022—April 30, 2022	—	—	—	—
May 1, 2022—May 31, 2022	—	—	—	—
June 1, 2022—June 30, 2022	275,550	3.80	275,550	98,953,841
July 1, 2022—July 31, 2022	1,555,400	3.19	1,830,950	93,991,145
August 1, 2022—August 31, 2022	—	—	1,830,950	93,991,145
September 1, 2022—September 30, 2022	3,035,071	2.36	4,866,021	86,829,873
October 1, 2022—October 31, 2022	665,974	2.14	5,531,995	85,407,728
November 1, 2022—November 30, 2022	598,191	2.07	6,130,186	84,166,675
December 1, 2022—December 31, 2022	336,121	2.58	6,466,307	83,297,817
Total	6,466,307	2.58	6,466,307	83,297,817

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards. We have elected to follow our home country practice in lieu of the corporate governance requirements of the New York Stock Exchange that a listed company must have (i) a majority of independent directors and (ii) a compensation committee composed entirely of independent directors, and with respect to the adoption of our 2022 share incentive plan without the approval of our shareholders. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

In May 2022, the SEC conclusively listed Zhihu Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021 is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no Cayman Islands or PRC government entities owns any shares of Zhihu Inc., the VIEs, or the VIEs’ subsidiaries, (ii) the PRC government entities do not have a controlling financial interest in Zhihu Inc., the VIEs, or the VIEs’ subsidiaries, (iii) none of the members of the board of directors of Zhihu Inc. or its operating entities, including the VIEs and the VIEs’ subsidiaries, is an official of the Communist Party of China, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Zhihu Inc., the VIEs, or the VIEs’ subsidiaries contains any charter of the Communist Party of China.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Zhihu Inc. are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Document
1.1

Eleventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-40253) furnished with the Securities and Exchange Commission on June 13, 2022)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

2.3

Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated March 25, 2021 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-256178) filed with the Securities and Exchange Commission on May 17, 2021)

2.4

Sixth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated August 7, 2019 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

2.5*	Description of Securities
4.1

2012 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.2

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.4

English translation of the Exclusive Business Cooperation Agreement between Zhizhe Sihai and Zhizhe Tianxia dated December 21, 2021 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.5

English translation of executed form of Shareholders’ Rights Entrustment Agreement between the Zhizhe Tianxia, its shareholders, and Zhizhe Sihai dated December 21, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.6

English translation of Share Pledge Agreement between Zhizhe Sihai, Zhizhe Tianxia, and its shareholders dated December 21, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.7

English translation of Exclusive Option Agreement between Zhizhe Sihai, Zhizhe Tianxia, and its shareholders dated December 21, 2021 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.8

English translation of Exclusive Technology Development, Consultancy, and Services Agreement between Shanghai Zhishi and Shanghai Pinzhi dated September 7, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)
4.9

English translation of Power of Attorney issued by the shareholders of Shanghai Pinzhi dated September 7, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.10

English translation of Share Pledge Agreement between Shanghai Zhishi, Shanghai Pinzhi, and its shareholders dated September 7, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.11

English translation of Exclusive Option Agreement between Shanghai Zhishi, Shanghai Pinzhi, and its shareholders dated September 7, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.12

English translation of Exclusive Technology Development, Consultancy, and Services Agreement between Shanghai Paya and Shanghai Biban dated November 9, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.13

English translation of Power of Attorney issued by the shareholders of Shanghai Biban dated November 9, 2021 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.14

English translation of Share Pledge Agreement between Shanghai Paya, Shanghai Biban, and its shareholders dated November 9, 2021 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.15

English translation of Exclusive Option Agreement between Shanghai Paya, Shanghai Biban, and its shareholders dated November 9, 2021 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.16

2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265451) filed with the Securities and Exchange Commission on June 7, 2022)

8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-253910), initially filed with the Securities and Exchange Commission on March 5, 2021)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Commerce & Finance Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhihu Inc.

By:	/s/ Yuan Zhou
Name: Yuan Zhou
Title: Chairman and Chief Executive Officer

Date: April 28, 2023

Zhihu Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Zhihu Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Zhihu Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Beijing Pocket Gardener Technology Co., Ltd. and its subsidiaries (collectively referred to as the “Yiqikao”) from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a business combination during 2022. We have also excluded Yiqikao from our audit of internal control over financial reporting. Yiqikao is a subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 0.6% and 0.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Purchase price allocation for business combination

As described in Notes 2 (aa) and 22 to the consolidated financial statements, the Group acquired 51% equity interests of Yiqikao in September 2022. The aggregate consideration is RMB99.8 million, which is comprised of cash consideration of RMB66.5 million and contingent consideration at fair value of RMB33.3 million subject to the satisfaction of certain conditions. As of the acquisition date, the purchase price was preliminarily allocated to the identified assets and liabilities assumed, which were recorded at fair value, including intangible assets of RMB33.3 million and goodwill of RMB52.4 million. Management applied significant judgments and estimates in the determination of the appropriate valuation models used in support of the purchase price allocation and the application of significant assumptions in the models relating to forecast revenue growth rates, terminal growth rates, and discount rates used.

The principal considerations for our determination that performing procedures relating to purchase price allocation is a critical audit matter are due to the significant judgment by management when developing the estimates and the high degree of auditor judgment and subjectivity in performing procedures relating to the valuation of acquired intangible assets. This in turn led to significant audit effort in performing procedures and evaluating management’s significant assumptions and estimates related to the purchase price allocation. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the purchase price allocation, including controls over development of the assumptions and estimates related to management’s valuation of acquired intangible assets. These procedures also included, among others, testing management’s process to determine the fair value of acquired intangible assets and purchase price allocation. The testing of management’s process included (i) reviewing the purchase agreement, (ii) assessing the competence, capability and objectivity of the external valuation experts engaged by the management, (iii) evaluating the appropriateness of the valuation methods used, (iv) testing the completeness, accuracy and reliability of underlying data used in the valuation, (v) evaluating the reasonableness of the significant assumptions and estimates, which involved considering the past performance of Yiqikao and industry data, and (vi) testing the mathematical accuracy of the calculation of fair value of intangible assets in the valuation model. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the valuation methods used by management and reasonableness of certain significant assumptions and judgments made by management in estimating the fair value of acquired intangible assets as of the acquisition date relating to discount rates used.

Allowance for expected credit losses on trade receivables

As described in Note 2 (j) to the consolidated financial statements, the balance of gross trade receivables was RMB927.1 million, against which an allowance for expected credit losses of RMB92.9 million was made as of December 31, 2022. The allowance for credit losses was made based on an estimate of the current credit losses to be incurred over the expected life of these receivables. Management applied significant judgments and estimates in the determination of models and the application of significant assumptions relating to portfolio groups of trade receivables and estimated credit loss rates.

The principal considerations for our determination that performing procedures relating to the allowance for expected credit losses on trade receivables is a critical audit matter are the significant judgment by management when developing the current expected credit losses to be incurred over the expected life of these receivables, which in turn led to a high degree of auditor judgment and significant audit effort in performing procedures and evaluating management’s significant assumptions and estimates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assumptions of portfolio groups of trade receivables and estimated credit loss rates. These procedures also included evaluating the outcome of the prior period assessment of the provision for loss allowance on trade receivables, to assess the effectiveness of management’s estimation process by comparing the expected credit losses in the prior period to the actual collection performance of debtors in the current year. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to estimate the allowance for expected credit losses on trade receivables. The testing of management’s process included (i) assessing the appropriateness of the model and methodology used; (ii) assessing the reasonableness of portfolio groups of the receivables used by management by evaluating the heterogeneity among different portfolio groups and the homogeneity within the same portfolio groups; (iii) assessing the reasonableness of estimated loss rates used by management by evaluating the historical default rates and assessing the reasonableness and application of forward-looking information by comparing with publicly available forecasts from third-party institutions and performing a sensitivity test; and (iv) testing the accuracy, on a sample basis, of the key data inputs such as the ending balance and aging schedule of trade receivables, and testing the mathematical accuracy of the calculation of the current expected credit losses.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2023

We have served as the Company’s auditor since 2017.

Zhihu Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,157,161	4,525,852	656,187
Term deposits	2,815,509	948,390	137,504
Short-term investments	2,239,596	787,259	114,142
Trade receivables	831,628	834,251	120,955
Amounts due from related parties	18,196	24,798	3,595
Prepayments and other current assets	272,075	199,249	28,889
Total current assets	8,334,165	7,319,799	1,061,272
Non-current assets:
Property and equipment, net	9,865	7,290	1,057
Intangible assets, net	68,308	80,237	11,633
Goodwill	73,663	126,344	18,318
Long-term investments	19,127	—	—
Term deposits	159,393	—	—
Right-of-use assets	126,512	100,119	14,516
Other non-current assets	14,132	22,450	3,255
Total non-current assets	471,000	336,440	48,779
Total assets	8,805,165	7,656,239	1,110,051

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB295,911 and RMB512,496 as of December 31, 2021 and 2022, respectively)

Accounts payable and accrued liabilities	1,026,534	916,112	132,824
Salary and welfare payables	313,676	283,546	41,110
Taxes payable	66,184	25,975	3,766
Contract liabilities	239,757	355,626	51,561
Amounts due to related parties	83,591	24,861	3,605
Short-term lease liabilities	40,525	53,190	7,712
Other current liabilities	127,447	165,531	24,000
Total current liabilities	1,897,714	1,824,841	264,578

Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB26,158 and RMB41,453 as of December 31, 2021 and 2022, respectively)

Long-term lease liabilities	82,133	43,367	6,288
Deferred tax liabilities	14,030	11,630	1,686
Other non-current liabilities	73,139	82,133	11,908
Total non-current liabilities	169,302	137,130	19,882
Total liabilities	2,067,016	1,961,971	284,460

Commitments and contingencies (See Note 17)

Shareholders’ equity:
Class A Ordinary shares (US$0.000125 par value, 1,500,000,000 and 1,550,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 279,835,705 and 297,419,878 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	226	234	34
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 19,227,592 and 18,940,652 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	15	15	2
Treasury stock	—	(33,814)	(4,903)
Additional paid-in capital	13,350,347	13,615,042	1,973,996
Accumulated other comprehensive loss	(339,118)	(65,808)	(9,541)
Accumulated deficit	(6,280,816)	(7,861,973)	(1,139,879)
Total Zhihu Inc.’s shareholders’ equity	6,730,654	5,653,696	819,709
Noncontrolling interests	7,495	40,572	5,882
Total shareholders’ equity	6,738,149	5,694,268	825,591
Total liabilities and shareholders’ equity	8,805,165	7,656,239	1,110,051

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenues (including transactions with related parties of RMB37,152, RMB38,471 and RMB40,520 for the years ended December 31, 2020, 2021 and 2022, respectively)	1,352,196	2,959,324	3,604,919	522,664
Cost of revenues (including transactions with related parties of RMB91,989, RMB135,058 and RMB149,547 for the years ended December 31, 2020, 2021 and 2022, respectively)	(594,399)	(1,405,423)	(1,796,867)	(260,521)
Gross profit	757,797	1,553,901	1,808,052	262,143

Operating expenses:
Selling and marketing expenses (including transactions with related parties of RMB33,921, RMB120,315 and RMB2,541 for the years ended December 31, 2020, 2021 and 2022, respectively)	(734,753)	(1,634,733)	(2,026,468)	(293,810)
Research and development expenses	(329,763)	(619,585)	(763,362)	(110,677)
General and administrative expenses	(296,162)	(690,292)	(621,973)	(90,178)
Total operating expenses	(1,360,678)	(2,944,610)	(3,411,803)	(494,665)

Loss from operations	(602,881)	(1,390,709)	(1,603,751)	(232,522)
Other income/(expenses):
Investment income	56,087	59,177	70,380	10,204
Interest income	24,751	31,305	68,104	9,874
Fair value change of financial instruments	(68,818)	27,846	(176,685)	(25,617)
Exchange gains/(losses)	62,663	(16,665)	71,749	10,403
Others, net	11,728	(4,391)	5,983	867
Loss before income tax	(516,470)	(1,293,437)	(1,564,220)	(226,791)
Income tax expense	(1,080)	(5,443)	(14,183)	(2,056)

Net loss	(517,550)	(1,298,880)	(1,578,403)	(228,847)
Net income attributable to noncontrolling interests	—	—	(2,754)	(399)
Accretions of convertible redeemable preferred shares to redemption value	(680,734)	(170,585)	—	—
Net loss attributable to Zhihu Inc.’s shareholders	(1,198,284)	(1,469,465)	(1,581,157)	(229,246)

Net loss	(517,550)	(1,298,880)	(1,578,403)	(228,847)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(143,326)	(143,190)	273,310	39,626
Total other comprehensive (loss)/income	(143,326)	(143,190)	273,310	39,626

Total comprehensive loss	(660,876)	(1,442,070)	(1,305,093)	(189,221)
Net income attributable to noncontrolling interests	—	—	(2,754)	(399)
Accretions of convertible redeemable preferred shares to redemption value	(680,734)	(170,585)	—	—

Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,341,610)	(1,612,655)	(1,307,847)	(189,620)

Net loss per share, basic and diluted	(18.36)	(6.12)	(5.19)	(0.75)
Weighted average number of ordinary shares, basic and diluted	65,279,970	240,174,108	304,836,318	304,836,318

Share-based compensation expenses included in:
Cost of revenues	5,424	18,973	11,861	1,720
Selling and marketing expenses	15,973	31,947	24,334	3,528
Research and development expenses	15,281	57,595	62,503	9,062
General and administrative expenses	143,412	439,950	275,197	39,900

The accompanying notes are an integral part of these consolidated financial statements

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

						Accumulated
	Class A ordinary		Class B ordinary		Additional	other		Total
	shares		shares		paid-in	comprehensive	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	capital	loss	deficit	deficit
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	40,080,478	31	18,727,592	15	—	(52,602)	(3,939,685)	(3,992,241)
Net loss	—	—	—	—	—	—	(517,550)	(517,550)
Share-based compensation	—	—	—	—	180,090	—	—	180,090
Foreign currency translation adjustment	—	—	—	—	—	(143,326)	—	(143,326)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(189,376)	—	(491,358)	(680,734)
Exercise of share options	—	—	500,000	—	—	—	—	—
Proceeds received from employees in relation to share options	—	—	—	—	9,286	—	—	9,286
Balance as of December 31, 2020	40,080,478	31	19,227,592	15	—	(195,928)	(4,948,593)	(5,144,475)

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

						Accumulated			Total
	Class A ordinary		Class B ordinary		Additional	other			shareholders’
	shares		shares		paid-in	comprehensive	Accumulated	Noncontrolling	(deficit)/
	Shares	Amount	Shares	Amount	capital	loss	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	40,080,478	31	19,227,592	15	—	(195,928)	(4,948,593)	—	(5,144,475)
Net loss	—	—	—	—	—	—	(1,298,880)	—	(1,298,880)
Share-based compensation expenses	—	—	—	—	540,970	—	—	7,495	548,465
Foreign currency translation adjustment	—	—	—	—	—	(143,190)	—	—	(143,190)
Accretions of convertible redeemable preferred shares to redemption value	—	—	—	—	(137,242)	—	(33,343)	—	(170,585)
Proceeds/receivables in relation to share options	—	—	—	—	31,588	—	—	—	31,588
Issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	40,787,844	33	—	—	4,853,260	—	—	—	4,853,293
Conversion of convertible redeemable preferred shares into Class A shares upon the completion of IPO	180,336,722	148	—	—	8,061,785	—	—	—	8,061,933
Exercise of share options and restricted shares	16,528,770	14	—	—	(14)	—	—	—	—
Balance as of December 31, 2021	277,733,814	226	19,227,592	15	13,350,347	(339,118)	(6,280,816)	7,495	6,738,149

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A ordinary		Class B ordinary				Additional	other		Non	Total
	shares		shares		Treasury stock		paid-in	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	loss	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2021	277,733,814	226	19,227,592	15	—	—	13,350,347	(339,118)	(6,280,816)	7,495	6,738,149
Net loss	—	—	—	—	—	—	—	—	(1,581,157)	2,754	(1,578,403)
Share-based compensation expenses	—	—	—	—	—	—	350,810	—	—	23,085	373,895
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	7,238	7,238
Foreign currency translation adjustment	—	—	—	—	—	—	—	273,310	—	—	273,310
Repurchase of shares	—	—	—	—	(7,032,108)	(127,962)	—	—	—	—	(127,962)
Cancellation of shares	(4,866,021)	(4)	—	—	4,866,021	94,148	(97,508)	—	—	—	(3,364)
Proceeds/receivables in relation to share options	—	—	—	—	—	—	11,405	—	—	—	11,405
Exercise of share options and restricted shares	14,994,777	12	—	—	—	—	(12)	—	—	—	—
Conversion of ordinary shares	286,940	—	(286,940)	—	—	—		—	—	—	—
Balance as of December 31, 2022	288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	(65,808)	(7,861,973)	40,572	5,694,268

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(517,550)	(1,298,880)	(1,578,403)	(228,847)
Depreciation of property and equipment and amortization of intangible assets	19,611	21,451	25,210	3,655
Share-based compensation expenses	180,090	548,465	373,895	54,210
Accrued investment income of short-term investments	(2,359)	(6,366)	(31,537)	(4,572)
Deferred income tax	—	(1,095)	(2,400)	(348)
Provision of allowance for expected credit loss	16,773	32,633	34,457	4,996
Loss on disposal of property and equipment	255	—	77	11
Impairment of long-term investments	—	—	20,894	3,029
Fair value change of financial instrument	68,818	(27,846)	176,685	25,617
Changes in operating assets and liabilities:
Trade receivables	(257,070)	(374,676)	(132,839)	(19,260)
Prepayments and other current assets	(17,061)	(134,357)	87,134	12,633
Right-of-use assets	22,744	(123,271)	26,393	3,827
Other non-current assets	412	(7,681)	382	55
Accounts payable and accrued liabilities	214,807	524,245	(15,870)	(2,301)
Contract liabilities	52,867	79,404	78,219	11,341
Amounts due from/to related parties	(57,921)	33,203	(65,287)	(9,466)
Taxes payable	20	59,017	(40,849)	(5,923)
Salary and welfare payables	25,007	81,422	(36,542)	(5,298)
Other current liabilities	28,883	34,333	(8,472)	(1,228)
Lease liabilities	(22,747)	119,765	(26,101)	(3,784)
Net cash used in operating activities	(244,421)	(440,234)	(1,114,954)	(161,653)

Cash flows from investing activities:
Cash paid for long-term investments	—	(19,380)	—	—
Purchases of short-term investments	(6,153,104)	(6,418,000)	(10,546,256)	(1,529,063)
Proceeds of maturities of short-term investments	6,594,676	5,234,592	12,046,130	1,746,525
Purchases of term deposits	(2,328,717)	(4,946,963)	(3,571,690)	(517,846)
Proceeds from withdrawal of term deposits	2,319,201	3,018,396	5,768,675	836,379
Purchases of property and equipment	(1,952)	(7,440)	(714)	(104)
Proceeds from disposal of property and equipment	9	—	123	18
Acquisition of subsidiaries, net of cash acquired	—	(33,180)	(60,608)	(8,787)
Proceeds from/(payment of) foreign exchange options	—	35,472	(145,193)	(21,051)
Net cash provided by/(used in) investing activities	430,113	(3,136,503)	3,490,467	506,071

Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	—	4,853,293	—	—
Proceeds received from employees in relation to share options	9,286	22,954	19,612	2,843
Payments for repurchase of shares	—	—	(127,962)	(18,553)
Net cash provided by/(used in) financing activities	9,286	4,876,247	(108,350)	(15,710)

Effect of exchange rate changes on cash and cash equivalents	(137,508)	(100,169)	101,528	14,720
Net increase in cash and cash equivalents	57,470	1,199,341	2,368,691	343,428
Cash and cash equivalents at beginning of the year	900,350	957,820	2,157,161	312,759
Cash and cash equivalents at end of the year	957,820	2,157,161	4,525,852	656,187

Supplemental schedule of non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	680,734	170,585	—	—
Unpaid consideration for acquisition (including contingent consideration)	—	79,636	22,858	3,314

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations and Principal Activities

(a)   Principal activities

Zhihu Inc., (the “Company” or “Zhihu”), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”), is primarily engaged in the operation of one online content community which monetizes through paid membership services, advertising services, content-commerce solutions services and vocational training in the People’s Republic of China (the “PRC” or “China”). The Company completed its initial public offering (the “IPO”) on the New York Stock Exchange in the United States of America in March 2021, and successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange in April 2022.

As of December 31, 2022, the Company’s major subsidiaries, VIEs and VIE’s subsidiary are as follows:

Place and year of
	Incorporation/acquisition	Principal activities
Major Subsidiaries
Zhihu Technology (HK) Limited	Hong Kong, 2011	Investment holding
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, 2012	Technology, business support and consulting service
Beijing Zhihu Network Technology Co., Ltd.	PRC, 2018	Information and marketing service
Shanghai Zhishi Technology Co., Ltd. (formerly known as “Shanghai Zhishi Commercial Consulting Co., Ltd.”)	PRC, 2021	Technology and consulting service
Shanghai Paya Information Technology Co., Ltd.	PRC, 2021	Consulting service
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, 2016	Technology, business support in the PRC
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, 2017	Information transmission, software and information technology service in the PRC

VIEs
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, 2011	Internet service
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, 2021	Vocational training
Shanghai Biban Network Technology Co., Ltd.	PRC, 2021	Vocational training

VIE’s subsidiary
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, 2017	Audio-Visual Permit holder in the PRC

(b)   VIE arrangements between the Company’s PRC subsidiaries

As of December 31, 2022, the Company, through the Zhizhe Sihai (Beijing) Technology Co., Ltd., Shanghai Zhishi Technology Co., Ltd and Shanghai Paya Information Technology Co., Ltd. (“WFOEs”), entered into the following contractual arrangements with the Beijing Zhizhe Tianxia Technology Co., Ltd., Shanghai Pinzhi Education Technology Co., Ltd and Shanghai Biban Network Technology Co., Ltd (“VIEs”) and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the WFOEs have a controlling financial interest in the VIEs and are considered the primary beneficiary of the VIEs. As such, and the financial results of operations, assets and liabilities of the VIEs are consolidated pursuant to US GAAP (ASC 810) in the Group’s consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)  VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (Continued)

The following consolidated financial information of the Group’s VIEs and their subsidiaries as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	59,313	250,759
Short-term investments	434,505	38,500
Trade receivables	58,282	121,796
Amounts due from related parties	7,971	22,013
Amounts due from Group companies	7,742	8,671
Prepayments and other current assets	50,753	68,491
Non-current assets:
Property and equipment, net	557	813
Intangible assets, net	66,186	66,124
Goodwill	73,663	103,514
Right-of-use assets	5,878	4,772
Other non-current assets	243	8,943
Total assets	765,093	694,396

Current liabilities
Accounts payable and accrued liabilities	120,057	187,595
Salary and welfare payables	2,473	10,132
Taxes payable	2,508	3,925
Contract liabilities	130,420	269,425
Amounts due to related parties	16,303	16,000
Amounts due to Group companies(a)	420,411	145,247
Short-term lease liabilities	1,613	2,428
Other current liabilities	22,537	22,991
Non-current liabilities
Long-term lease liabilities	3,689	2,525
Deferred tax liabilities	14,030	8,555
Other non-current liabilities	8,439	30,373
Total liabilities	742,480	699,196

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)  VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii) Risks in relation to VIE structure (Continued)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Inter-company revenues	1,113	196	866
Third-party revenues	368,933	766,032	1,548,003
Inter-company cost(a)	(187,993)	(330,486)	(582,440)
Third-party cost	(177,598)	(373,390)	(618,365)
Gross Profit	4,455	62,352	348,064
Operating Expenses	(15,561)	(85,017)	(361,723)
Other income	4,572	4,834	9,452
Loss before income tax	(6,534)	(17,831)	(4,207)
Income tax expense	(1,049)	(3,435)	(6,948)
Net loss	(7,583)	(21,266)	(11,155)
Net loss attributable to non-controlling interests shareholders	—	—	128
Net loss attributable to the Company	(7,583)	(21,266)	(11,027)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Purchases of goods and services from Group Companies(a)	(159,651)	(45,579)	(906,100)
Operating activities with external parties	225,436	432,031	727,853
Net cash provided by/(used in) operating activities	65,785	386,452	(178,247)
Purchases of short-term investments	(175,000)	(870,000)	(1,513,535)
Proceeds of maturities of short-term investments	165,000	490,000	1,924,071
Other investing activities with external parties	—	(33,626)	(40,843)
Net cash (used in)/provided by investing activities	(10,000)	(413,626)	369,693
Net increase/(decrease) in cash and cash equivalents	55,785	(27,174)	191,446
Cash and cash equivalents at beginning of the year	30,702	86,487	59,313
Cash and cash equivalents at end of the year	86,487	59,313	250,759

(a)	VIEs have incurred RMB186.1 million, RMB330.5 million and RMB572.3 million in fees related to services provided by the WFOEs and WFOEs concurrently recognized same amounts as revenues for the years ended December 31, 2020, 2021 and 2022, respectively. In 2020, 2021, and 2022, the total amount of such service fees that VIEs paid to the relevant WFOE under the relevant agreements was RMB159.7 million, RMB45.6 million and RMB896.3 million, respectively. Unsettled balance of such transactions was RMB345.9 million and RMB54.6 million as of December 31, 2021 and 2022, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB22.8 million and RMB22.9 million as of December 31, 2021 and 2022, respectively. As the VIEs are incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(c)   Liquidity

The Group incurred net losses of RMB517.6 million, RMB1,298.9 million and RMB1,578.4 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash used in operating activities was RMB244.4 million, RMB440.2 million and RMB1,115.0 million for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit was RMB6,280.8 million and RMB7,862.0 million as of December 31, 2021 and 2022, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional ADSs and the Company received net proceeds of RMB15.1 million. As of December 31, 2021 and 2022, the Group had RMB6,436.5 million and RMB5,495.0 million of net current assets. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entities’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under US GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(c)  Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to assessment for the allowance for credit losses on trade receivables and purchase price allocation in relation to acquisitions.

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

(e)   Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(f)   Fair value measurements (Continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

●	Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, short-term investments, trade receivables, other receivables and amounts due from/to related parties, accounts payable and accrued liabilities and other current liabilities and contingent consideration in relation to acquisitions. As of December 31, 2021 and 2022, the carrying values of cash and cash equivalents, term deposits, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration. Please see Note 22 for additional information of contingent consideration.

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

(i)   Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 — “Financial Instruments”, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected “investment income” in the consolidated statements of operations and comprehensive loss as other income/(expense).

(j)   Expected credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses.

The Group’s trade receivables and other receivables included in prepayment and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into portfolio groups. For each portfolio group, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group’s specific facts and circumstances. Changes in these factors in the current expected credit loss model from January 1, 2019 had no significant impact on the consolidated financial statements.

The Group’s trade receivables consist primarily of advertising agencies and direct advertising customers. The Group recorded a provision for current expected credit loss. The balance of gross trade receivables was RMB890.2 million and RMB927.1 million as of December 31, 2021 and 2022, against which an allowance for expected credit losses of RMB58.6 million and RMB92.9 million was made as of December 31, 2021 and 2022. The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the years ended December 31, 2020, 2021 and 2022 (in thousands):

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beginning balance	12,193	28,035	60,531
Additional allowance for credit losses, net of recoveries	16,773	32,633	34,457
Write-off	(931)	(137)	—
Ending balance	28,035	60,531	94,988

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

(m) Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of its only reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required.

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

Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of its reporting unit is in excess of its carrying amount as of December 31, 2022. Therefore, no impairment loss was recorded for the year ended December 31, 2022 (2021: nil).

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(n)  Derivative instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and term deposits denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in Fair value change of financial instruments in the statements of operations and comprehensive loss. For years ended December 31, 2020, 2021 and 2022, nil, a gain of RMB31.8 million and a loss of RMB145.2 million were recorded in fair value change of financial instruments, respectively.

(o)  Leases

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

(p)  Revenue recognition

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

(p)  Revenue recognition (Continued)

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

Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. The Group determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback (“online hosting”). The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As the Group does not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from the retail purchase is not significant for the years ended December 31, 2020, 2021 and 2022.

The Group also provides discount coupons to its customers for use in purchasing online paid contents, which were not material for the years ended December 31, 2020, 2021 and 2022, and treated as a reduction of revenue upon usage of coupon.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(p)  Revenue recognition (Continued)

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

(p)  Revenue recognition (Continued)

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

Vocational Training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. Our vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group’s other revenues are primarily generated from e-commerce services and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(p)  Revenue recognition (Continued)

Nonmonetary transactions

The group entered into nonmonetary transactions with certain advertising service providers whereby each party of these transactions would place counter parties’ advertisement on their own platform. Revenue from the nonmonetary transactions is recognized when advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group use the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable.

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

(q)  Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost, and other direct costs related to the operation of business. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

(r)   Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. For the years ended December 31, 2020, 2021 and 2022, advertising expenses were RMB311.0 million, RMB782.6 million and RMB967.4 million.

(s)   General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with use by these functions such as depreciation of related facilities and equipment, traveling and general expenses, professional service fees and other related expenses.

(t)   Research and development expenses

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(u)  Share-based compensation

Share-based compensation benefits are provided to employees under the 2012 incentive compensation plan (the “2012 incentive plan”) and the 2022 incentive plan (the “2022 incentive plan”), collectively the “Zhihu Employee Incentive Plan” or the “Plan”. The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 14.

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

(v)  Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB63.6 million, RMB148.5 million and RMB216.2 million for the years ended December 31, 2020, 2021 and 2022, respectively. The total balances of such employee benefit including the accrual for estimated underpaid amounts were approximately RMB112.9 million and RMB90.4 million as of December 31, 2021 and 2022, respectively.

(w)  Taxation

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(w)  Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits as of and for the years ended December 31, 2020, 2021 and 2022, respectively.

(x)   Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

(y)   Net loss per share

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

(z)   Statutory reserves

In accordance with China’s Company Laws, the Company’s VIE in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)), after offsetting accumulated losses from prior years to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(z)   Statutory reserves (Continued)

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China has to make appropriations from their after-tax profit (as determined under PRC GAAP), after offsetting accumulated losses from prior years to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion. The Foreign Investment Law of the PRC (the Foreign Investment Law) and the Regulation on the Implementation of the Foreign Investment Law are effective from January 1, 2020, and the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-Foreign Contractual Joint Ventures as well as relevant regulations for the implementation of these laws and specific clauses shall be repealed simultaneously. According to Article 46 of the Regulation on the Implementation of the Foreign Investment Law, the original joint operators and cooperators in pre-existing foreign-invested enterprises may continue to follow the agreed upon terms in their contract on methods for profit allocation, distribution of surplus property, etc. Enterprises shall determine the applicability of the agreed-upon terms by taking into account of their own circumstances.

The use of general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company.

The Group did not make any appropriations to its any reserve funds for the years ended December 31, 2020, 2021 and 2022, respectively, as each subsidiary was in an accumulated loss position.

(aa) Business combination and noncontrolling interests

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

For the Company’s majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of the equity, which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(ab) Comprehensive (loss)/income

Comprehensive (loss)/income is defined to include all changes in (deficit)/equity of the Group during a year arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ac) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Refer to Note 16 for details.

(ad) Segment reporting

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

(ae) Recently issued accounting pronouncements not yet adopted

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Concentrations and Risks

(a)  Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5%, 2% and 9% in 2018,2019 and 2022, respectively. The appreciation of the RMB against the US$ was approximately 6% and 2% in 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b)  Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Trade receivables are typically unsecured and are generally derived from customers. No single customer represented greater than 10% of the Group’s total revenues for the years ended December 31, 2020, 2021 and 2022. Two and two customers accounted for greater than 10% of the Group’s trade receivables as of December 31, 2021 and 2022, respectively.

Two, nil and nil suppliers represented more than 10% of the Group’s total purchases for the years ended December 31, 2020, 2021 and 2022, respectively, but accounts payable due to one supplier accounted for greater than 10% of the Group’s accounts payable as of December 31, 2021 and 2022.

(c) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, term deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB2,821.1 million and RMB3,455.3 million as of December 31, 2021 and 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Deductible input value-added tax	29,567	29,941
Prepayment for promotion and advertising expense and other operation expenses	70,628	59,409
Other receivable related to exercise of employee options	94,264	11,216
Prepaid content cost	35,204	36,884
Interest income receivable	15,303	12,320
Rental and other deposits	19,336	31,181
Inventories	4,603	10,347
Others	3,170	7,951
Total	272,075	199,249

5.    Short-term Investments

As of December 31, 2021 and 2022, the Group’s short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. To estimate the fair value of short-term investments, the Group refers to the quoted rate of return provided by financial institutions at the end of each year/period using discounted cash flow method. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

The following is a summary of short-term investments (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Structured deposits	230,993	380,941
Wealth management products	2,008,603	406,318
Total	2,239,596	787,259

During the years ended December 31, 2020, 2021 and 2022, the Group recorded investment income related to short-term investments of RMB56.1 million, RMB59.2 million and RMB70.4 million in the consolidated statements of operations and comprehensive loss, respectively.

6.    Property and equipment, net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Electronic equipment	15,443	16,391
Office equipment and furniture	7,209	7,559
Leasehold improvement	13,700	14,021
Total	36,352	37,971
Less: Accumulated depreciation	(26,487)	(30,681)
Net book value	9,865	7,290

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.    Property and equipment, net (Continued)

Depreciation expenses were RMB8.1 million, RMB5.8 million and RMB5.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

7.    Intangible assets, net

The following is a summary of intangible assets, net (in thousands):

	As of December 31, 2021
	Gross	Accumulated	Net
	carrying value	amortization	carrying value
	RMB	RMB	RMB
Software	3,083	(961)	2,122
License	54,904	(44,839)	10,065
Content	31,500	(3,150)	28,350
Brand name	25,000	(950)	24,050
Technology	4,000	(280)	3,720
Others	9	(8)	1
Total	118,496	(50,188)	68,308

	As of December 31, 2022
	Gross	Accumulated	Net
	carrying value	amortization	carrying value
	RMB	RMB	RMB
Software	3,192	(1,322)	1,870
License	54,904	(54,904)	—
Content	38,300	(9,903)	28,397
Brand name	48,000	(4,217)	43,783
Technology	7,500	(1,313)	6,187
Others	9	(9)	—
Total	151,905	(71,668)	80,237

Amortization expenses were RMB11.5 million, RMB15.7 million and RMB21.5 million for the years ended December 31, 2020, 2021 and 2022, respectively. No impairment charge was recognized for any of the years presented.

As of December 31, 2022, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

RMB
2023	14,268
2024	14,268
2025	14,268
2026	10,838
2027	6,482
Thereafter	20,113
Total	80,237

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Lease

The Group’s leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied the available practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of December 31, 2021 and 2022, the Group recorded right-of-use assets of approximately RMB126.5 million and RMB100.1 million and lease liabilities of approximately RMB122.7 million and RMB96.6 million, respectively, for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year Ended December 31,
	2021	2022
	RMB	RMB
Cash payments for operating leases	38,532	56,717
Right-of-use assets obtained in exchange for operating lease liabilities	157,946	24,818

Future lease payments under operating leases as of December 31, 2022 were as follows (in thousands):

RMB
2023	54,976
2024	43,184
2025	1,211
Total future lease payments	99,371
Less: imputed interest	(2,814)
Total lease liabilities	96,557

The weighted-average remaining lease term was 2.95 years and 2.01 years as of December 31, 2021 and 2022, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2021 and 2022 was 4.75% and 4.75%, respectively.

Operating lease expenses for the years ended December 31, 2020, 2021 and 2022 was RMB23.4 million, RMB38.7 million and RMB54.3 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2020, 2021 and 2022 were RMB2.0 million, RMB0.5 million and RMB2.4 million, respectively.

9.    Taxation

(a)  Value-added tax (“VAT”)

The Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b)  Income taxes

Composition of income tax

The current income tax expenses for the years ended December 31, 2020, 2021 and 2022 were approximately RMB1,080,000, RMB5,443,000 and RMB16,583,000 respectively.

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

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. One subsidiary, and two subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the years ended December 31, 2021 and 2022, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. The tax years ended December 31, 2018 through 2022 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2022.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Taxation (Continued)

(b)  Income taxes (Continued)

The following table presents a reconciliation of the income tax expenses computed by the statutory income tax rate to the Group’s income tax expense of the year presented are as follows (in thousands):

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Income tax computed at statutory EIT rate (25%)	(129,117)	(323,359)	(391,056)
Permanent differences (1)	30,326	125,132	47,981
Effect of different tax jurisdictions	(2,574)	4,077	20,714
Effect of preferential tax rate	51,055	128,584	151,971
Change in deferred tax assets valuation allowance	51,390	71,009	184,573
Income tax expenses	1,080	5,443	14,183

(1)	The permanent differences mainly consist of additional deduction for research and development expenditures and non-deductible expenses.

The following table sets forth the effect of preferential tax rate on the PRC operations (in thousands except per share data):

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Tax holiday effect	51,055	128,584	151,971
Basic and diluted net loss per share effect	0.78	0.54	0.50

(c)  Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of the years presented (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	345,744	461,751
Advertising and promotion expenses in excess of deduction limit	232,339	296,037
Provision of allowance for expected credit losses	14,570	23,178
Payroll and expense accrued	15,994	12,254
Less: valuation allowance	(608,647)	(793,220)
Total deferred tax assets, net	—	—

Deferred tax liabilities:
Acquired intangible assets	14,030	11,630
Total deferred tax liabilities	14,030	11,630

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Taxation (Continued)

(c)   Deferred tax assets and liabilities (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	2021	2022
	RMB	RMB
Deferred tax assets:
Balance as of January 1,	(537,638)	(608,647)
Change of valuation allowance	(71,009)	(184,573)
Balance as of December 31,	(608,647)	(793,220)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration year for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2022, certain entities in mainland China of the Group had net operating tax loss carry forwards, if not utilized, which would expire as follows (in thousands):

RMB
Loss expiring in 2023	46,532
Loss expiring in 2024	32,013
Loss expiring in 2025	180,546
Loss expiring after 2025	2,591,834
Total	2,850,925

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

To the extent that subsidiaries and VIEs and the subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2020, 2021 and 2022, the Company did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as they were still in accumulated deficit position.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.  Other Current Liabilities

The following is a summary of other current liabilities as of December 31, 2021 and 2022 (in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Payable of deposits	28,234	23,455
Accrued VAT tax payable	52,675	42,204
Payable to the users	13,434	28,243
Payable of employee benefits	5,993	8,637
Consideration and contingent consideration payables for acquisitions	18,936	43,565
Reimbursement from the depositary bank	—	12,376
Others	8,175	7,051
Total	127,447	165,531

11.  Contract Liabilities

Contract liabilities primarily relate to the payments received for advertising services, paid content services, content-commerce solutions and vocational training in advance of revenue recognition. The increase in contract liabilities over the prior year was a result of the increase in consideration received from the Group’s customers, which was in line with the growth of revenues in content-commerce solutions, paid membership service and vocational training. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB105.8 million, RMB138.6 million and RMB215.5 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.  Ordinary Shares (Continued)

In June 2022, 50,000,000 shares were designated as Class A ordinary shares of a par value of US$0.000125 each. As a result, the Company had 1,600,000,000 authorized shares in total, comprising (i) 1,550,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each.

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

Pursuant to laws applicable to PRC entities incorporated in the PRC, PRC investors should complete its statutory filings and foreign exchange registrations for outbound investment, before such PRC entities can legally own offshore investments or equity interests in offshore entities. As such, all PRC shareholders of Zhihu Inc. must complete their relevant registrations and statutory filings, as appropriate, before they can, in accordance with applicable PRC laws, hold directly or indirectly any share of the Company, which is incorporated under the laws of the Cayman Islands. Certain Preferred Shareholder who made full payment of the purchase consideration holds warrant and one Preferred Share in the Company to reflect such holder ’s rights, obligations, and interests in the Company as if such holder were holding all Preferred Shares of the Company issuable upon exercise of the warrant before such holder completes its necessary registration for outbound investment to exercise its warrant to purchase Preferred Shares of the Company. This was a transitional arrangement pending completion of necessary registration process by such holder. Once such holder completes the necessary registration for outbound investment, such holder is required to exercise the warrant immediately. Accordingly, the one Preferred Share was accounted for and represented based on the terms on all Preferred Shares of the Company issuable upon exercise of the warrant. Concurrently, the Group entered into a foreign exchange forward contract with the investor. The Group accounts for the foreign exchange forward contract and the warrant as derivative asset (included in other current assets), which was measured at fair value with the changes in the fair value recorded within other income/(expenses) in the consolidated statements of operations and comprehensive loss. The holder of the warrant has completed the relevant registration and filing and exercised the warrant in December 2020. The underlying Preferred Shares have been legally issued accordingly.

Upon the completion of the IPO, all of issued and outstanding Preferred Shares automatically converted into ordinary shares on a one-for-one basis.

14.  Share-based Compensation

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer and other employees of the Company and its affiliates. In December 2021, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is 39,128,194 Class A ordinary shares, an aggregate number of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of options, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.  Share-based Compensation (Continued)

Under the 2012 Incentive Plan, during 2012 and 2013, options or restricted shares granted are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as a performance condition, which are measured at the grant date fair value.

After 2013, participants are granted options or restricted shares which only vest if certain service conditions are met. Participation in the 2012 Incentive Plan is at the board’s discretion, and no individual has a contractual right to participate in the 2012 Incentive Plan or to receive any guaranteed benefits. Options issued under the 2012 Incentive Plan are valid and effective for 10 years from the grant date.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.  Share-based Compensation (Continued)

Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2020, 2021 and 2022:

			Weighted
		Weighted	Average
	Number of	Average Exercise	Remaining	Aggregate
	options	Price	Contractual Life	Intrinsic Value
	(in thousands)	US$		(US$ in
				thousands)
Outstanding as of January 1, 2020	26,248	1.01	7.22	159,818
Granted	11,811	0.60
Exercised	(500)	0.01
Forfeited	(1,699)	2.22
Outstanding as of December 31, 2020	35,860	0.84	7.33	339,953

Outstanding as of January 1, 2021	35,860	0.84	7.33	339,953
Granted	1,846	2.14
Exercised	(15,568)	0.40
Forfeited	(954)	4.49
Outstanding as of December 31, 2021	21,184	1.10	6.39	211,515

Outstanding as of January 1, 2022	21,184	1.10	6.39	211,515
Granted	—	—
Exercised	(14,289)	0.32
Forfeited	(857)	2.89
Outstanding as of December 31, 2022	6,038	2.68	6.08	6,838

Exercisable as of December 31, 2022	4,007	3.24	5.26	2,686

The weighted-average fair value of granted share options was US$9.33, US$13.55 and nil for the years ended December 31, 2020, 2021 and 2022, respectively. The total intrinsic value of share options exercised was US$5.2 million, US239.3 million and US$65.0 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.  Share-based Compensation (Continued)

Restricted shares activities

The following table presents a summary of the Company’s restricted shares activities for the years ended December 31, 2020, 2021 and 2022:

		Weighted Average
	Number of	Grant Date
	Restricted shares	Fair Value
	(in thousands)	US$
Unvested as of January 1, 2020	214	2.70
Vested	(123)	2.56
Unvested as of December 31, 2020	91	2.90

Unvested as of January 1, 2021	91	2.90
Granted	1,598	22.49
Vested	(81)	2.86
Forfeited	(127)	24.10
Unvested as of December 31, 2021	1,481	22.22

Unvested as of January 1, 2022	1,481	22.22
Granted	20,116	4.11
Vested	(738)	12.90
Forfeited	(1,543)	9.33
Unvested as of December 31, 2022	19,316	4.75

As of December 31, 2022, the weighted average remaining contractual life of outstanding restricted shares is 9.43 years.

Valuation

Prior to the completion of the initial public offering in the United States, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted the equity allocation model to determine the fair value of each underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are required to be determined, on a best estimate basis, by the Company.

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

Based on fair value of each underlying ordinary share, the Company used the Binomial option-pricing model to determine the fair value of the share options as at the grant date. Key assumptions are set as below:

	For the Year Ended December 31,
	2020	2021
Fair value per share (US$)	$7.42-10.32	$25.02
Risk-free interest rate	0.70%-0.93%	1.44%
Expected volatility	54.94%-59.31%	54.85%-55.51%
Expected term (in years)	10	10
Dividend yield	0.00%	0.00%

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

The total expenses recognized in profit or loss in respect of the share-based compensation under the Plan was RMB180.1 million, RMB541.0 million and RMB350.9 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, total unrecognized compensation expenses under the Plan granted after 2013 were US$33.1 million, which is expected to be recognized over a weighted average period of 2.7 years.

15.  Net Loss Per Share

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2020,2021 and 2022. Shares issuable for little consideration have been included in the number of outstanding shares used for basic loss per share.

	For the Year Ended December 31,
	2020	2021	2022
Numerator (RMB in thousands):
Net loss	(517,550)	(1,298,880)	(1,578,403)
Net income attributable to noncontrolling interests	—	—	(2,754)
Accretions of preferred shares to redemption value	(680,734)	(170,585)	—
Net loss attributable to ordinary shareholders	(1,198,284)	(1,469,465)	(1,581,157)

Denominator:
Weighted average number of ordinary shares outstanding, basic	65,279,970	240,174,108	304,836,318
Weighted average number of ordinary shares outstanding, diluted	65,279,970	240,174,108	304,836,318
Net loss per share, basic (RMB)	(18.36)	(6.12)	(5.19)
Net loss per share, diluted (RMB)	(18.36)	(6.12)	(5.19)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Year Ended December 31,
	2020	2021	2022
Preferred shares	180,336,722	—	—
Share options	15,922,419	24,368,217	5,144,513
	196,259,141	24,368,217	5,144,513

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.  Treasury Stock

On June 10, 2022, the Company’s annual general meeting approved a share repurchase program of up to US$100 million for the next 12 months. As of December 31, 2022, the Company has repurchased a total of 6.5 million Class A ordinary shares on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total consideration of US$16.7 million (RMB 118.5 million). As of December 31, 2022, the number of Class A Ordinary Shares in issue was reduced by 4.9 million shares as a result of the cancellation of the repurchased shares. In addition, as of December 31, 2022, the Company has purchased a total of 0.6 million Class A ordinary shares for a total consideration of US$1.3 million (RMB 9.5 million) to be utilized upon vesting of restricted shares in future.

17.  Commitments and Contingencies

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of December 31, 2022 are disclosed in Note 8.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2021 and 2022.

18.  Fair Value Measurement

(a)  Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2022 (in thousands):

		Fair value measurement at
		reporting date using
		Quoted Prices
	Fair Value as of	in Active Market	Significant Other	Unobservable
	December 31,	for Identical	Observable	inputs
Items	2022	Assets (Level 1)	Inputs (Level 2)	(Level 3)
Assets
Short-term investments	787,259	—	787,259	—

Liabilities
Contingent consideration payables for acquisitions (current)	38,940	—	—	38,940
Contingent consideration payables for acquisitions (non-current)	74,618	—	—	74,618

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.  Fair Value Measurement (Continued)

(a)  Assets and liabilities measured at fair value on a recurring basis (Continued)

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2021 (in thousands):

		Fair value measurement at
		reporting date using
		Quoted Prices
	Fair Value as of	in Active Market	Significant Other	Unobservable
	December 31,	for Identical	Observable	inputs
Items	2021	Assets (Level 1)	Inputs (Level 2)	(Level 3)
Assets
Short-term investments	2,239,596	—	2,239,596	—

Liabilities
Contingent consideration payables for acquisitions (non-current)	64,700	—	—	64,700

Short-term investments

As of December 31, 2021 and 2022, the Group’s short-term investments consisted of wealth management products and structured deposits, the rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each year. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

Contingent consideration payables for acquisitions

The Group’s estimated liability for contingent consideration payables for our acquisitions measured at fair (see Note (22)). The contingent consideration payables are included in other current liabilities and other non-current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration payables using an expected cash flow method with unobservable inputs of probabilities of successful achievements of certain specified conditions post- acquisition, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. For years ended December 31, 2021 and 2022, the Group recognized a loss of RMB4.0 million and RMB31.5 million of fair value changes for the contingent consideration payables and recorded in fair value change of financial instruments in the statement of operations and comprehensive loss, respectively.

Other financial instruments

Trade receivables, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.

(b)  Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures the equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge was to be recognized. The equity investment accounted for using the measurement alternative is generally not categorized in the fair value hierarchy. As of December 31, 2022, the equity investment was measured using significant unobservable inputs (Level 3) and written down from its carrying value to fair value, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee company, with impairment charges incurred and recorded in earnings for the years then ended. The Group recognized impairment charges of nil and RMB20.9 million for the equity investment for the years ended December 31, 2021 and 2022, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.  Fair Value Measurement (Continued)

(b)  Assets and liabilities measured at fair value on a nonrecurring basis (Continued)

The Group’s other non-financial assets, such as intangible asset, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. The Group recognized no impairment charges of these assets arising from our acquisitions for the years ended December 31, 2021 and 2022, respectively.

19.  Related Party Transactions

During the years presented, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the “Tencent Group”)	A shareholder that has significant influence over the Group
Kuaishou Technology and its subsidiary (the “Kuaishou Group”)	A shareholder that has significant influence over the Group
Baidu, Inc. and its subsidiaries (the “Baidu Group”) (i)	A shareholder that has significant influence over the Group as of December 31, 2021

(i)	As Baidu Group’s shares in the Company is further diluted after the IPO, the Company considers that Baidu is no longer its related party since 2022.

(a)  Significant transactions with related parties

The following table presents significant transactions with Tencent Group and Kuaishou Group for the years ended December 31, 2020, 2021 and 2022. The transactions with Baidu Group included (i) purchase of services amounting to RMB48.7 million and RMB142.3 million for the years ended December 31, 2020 and 2021, respectively; and (ii) provision of services amounting to RMB17.2 million and RMB19.7 million for the years ended December 31, 2020 and 2021, respectively.

	For the Year Ended December 31,
	2020	2021	2022

	RMB in thousands
Services purchased from related parties
Tencent Group(i)	77,254	110,849	137,715
Kuaishou Group(ii)	—	2,179	14,373

Services provided to related parties(iii)
Tencent Group	12,569	10,876	25,741
Kuaishou Group	7,412	7,864	14,779

(i)	Service purchased from Tencent Group primarily related to cloud and bandwidth services.
(ii)	Service purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.
(iii)	Service provided to related parties mainly refer to advertising service provided to Tencent Group, Baidu Group and Kuaishou Group.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.  Related Party Transactions (Continued)

(b)  Balances with related parties

The following table presents balances with Tencent Group and Kuaishou Group as of December 31, 2021 and 2022. The amount due from Baidu Group was RMB6.4 million as of December 31, 2021, and the amount due to Baidu Group was RMB14.6 million as of December 31, 2021.

	As of December 31,
	2021	2022

	RMB in thousands
Amount due from related parties
Tencent Group	8,763	22,616
Kuaishou Group	2,998	2,182

Amount due to related parties
Tencent Group	67,370	19,081
Kuaishou Group	1,640	5,780

The transactions and balances with related parties are all trade in nature.

20.  Segment Information

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

Key revenue streams are as below (in thousands):

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Advertising service	843,284	1,160,886	926,296
Paid membership service	320,471	668,507	1,230,804
Content-commerce solutions	135,813	973,986	1,030,184
Vocational training*	7,080	45,823	248,266
Others	45,548	110,122	169,369
Total	1,352,196	2,959,324	3,604,919

*

The Company separately reported the revenue of its vocational training business during the year ended December 31, 2022, which was formerly included in “others,” and for comparison purposes, the revenue of vocational training business and others for years ended December 31, 2020 and 2021 have been retrospectively re-classified.

All revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.  Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, with restricted portions amounted to approximately RMB3,573.1 million and RMB3,054.1 million of the Company’s total consolidated net assets, as of December 31, 2021 and 2022, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIEs and their subsidiaries to satisfy any obligations of the Company.

Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

22.  Business combination

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
83,940

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.  Business combination (Continued)

Total purchase price comprised of (in thousands):

RMB

Cash consideration	38,940
Contingent consideration at fair value	45,000
Total	83,940

Yincheng Limited, a Cayman Islands company, through its subsidiaries and variable interest entity (collectively referred to as the “Papa”), is a vocational training provider which mainly focuses on vocational language exam preparation courses, under the Papa brand. In November 2021, the Group acquired 55% of the equity interest in Papa at an aggregate purchase price of RMB35.6 million, comprising cash and contingent consideration at fair value. Contingent consideration is subject to Papa’s future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The remaining 45% shares held by the founder is subject to a 6 years’ service period. That is, if the founder left the Company within 6 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 100% of equity interests at the acquisition date with 45% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

RMB
Net assets acquired	1,945
Amortizable intangible assets
Brand name	12,000
Technology	2,400
Goodwill	22,830
Deferred tax liabilities	(3,600)
35,575

Total purchase price comprised of (in thousands):

RMB
Cash consideration	19,875
Contingent consideration at fair value	15,700
Total	35,575

Goodwill arising from the above acquisitions was attributable to the synergies expected from the combined operations of Pinzhi and the Company as well as Papa and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for the Pinzhi and Papa have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021, either individually or in aggregate.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.  Business combination (Continued)

Beijing Pocket Gardener Technology Co., Ltd., a Chinese company, through its subsidiaries (collectively referred to as the “Yiqikao”), is a vocational training provider which mainly focuses on teacher qualification and recruitment tutoring courses, and civil servants examination tutoring courses. In September 2022, the Group acquired 51% of the equity interest in Yiqikao at an aggregate purchase price of RMB99.8 million, comprising cash and contingent consideration at fair value. Contingent consideration is subject to Yiqikao’s future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The remaining 45.0% shares held by the founder is subject to a 4 years’ service period. That is, if the founder left the Company within 4 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45.0% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 96.0% of equity interests at the acquisition date with 45.0% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

RMB
Net assets acquired	12,624
Amortizable intangible assets
Brand name	23,000
Content	6,800
Technology	3,500
Financial instruments arising from acquisition	8,700
Goodwill	52,444
Noncontrolling interests	(7,238)
99,830

Total purchase price comprised of (in thousands):

RMB
Cash consideration	66,530
Contingent consideration at fair value	33,300
Total	99,830

Goodwill arising from the above acquisitions was attributable to the synergies expected from the combined operations of Yiqikao and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for Yiqikao have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022.

23.  Subsequent Event

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.  Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021 and 2022.

(a)  Condensed balance sheets of Zhihu Inc.

	As of December 31,
	2021	2022	2022

			US$ in
	RMB in thousands		thousands
ASSETS
Current assets:
Cash and cash equivalents	94,427	197,012	28,564
Amounts due from subsidiaries and VIEs and VIEs’ subsidiaries	12,711	1,981	287
Prepayments and other current assets	42,232	7,651	1,110
Total current assets	149,370	206,644	29,961

Non-current assets:
Investments in subsidiaries	6,666,713	5,527,483	801,410
Total non-current assets	6,666,713	5,527,483	801,410

Total assets	6,816,083	5,734,127	831,371

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued liabilities	30,828	4,841	702
Other current liabilities	—	16,925	2,454
Amounts due to subsidiaries and VIEs and VIEs’ subsidiaries	54,601	58,665	8,506
Total current liabilities	85,429	80,431	11,662

Total liabilities	85,429	80,431	11,662

Shareholders’ equity:
Ordinary shares, US$0.000125 par value	241	249	36
Treasury stock	—	(33,814)	(4,903)
Additional paid-in capital	13,350,347	13,615,042	1,973,996
Accumulated other comprehensive loss	(339,118)	(65,808)	(9,541)
Accumulated deficit	(6,280,816)	(7,861,973)	(1,139,879)
Total shareholders’ equity	6,730,654	5,653,696	819,709
Total liabilities and shareholders’ equity	6,816,083	5,734,127	831,371

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)  Condensed statements of operations and comprehensive loss of Zhihu Inc.

	For the Year Ended December 31,
	2020	2021	2022	2022

				US$in
	RMB in thousands			thousands
Operating expenses:
General and administrative expenses	(13,914)	(30,019)	(79,908)	(11,586)
Total operating expenses	(13,914)	(30,019)	(79,908)	(11,586)

Loss from operations	(13,914)	(30,019)	(79,908)	(11,586)
Other (expenses)/income:
Fair value change of financial instruments	(68,818)	—	—	—
Interest income	3,244	123	1,027	149
Exchange gains/(losses)	69,650	(523)	516	75
Share of loss of subsidiaries	(507,712)	(1,268,461)	(1,502,792)	(217,884)

Net loss	(517,550)	(1,298,880)	(1,581,157)	(229,246)
Accretions of convertible redeemable preferred shares to redemption value	(680,734)	(170,585)	—	—

Net loss attributable to Zhihu Inc.’s shareholders	(1,198,284)	(1,469,465)	(1,581,157)	(229,246)

Net loss	(517,550)	(1,298,880)	(1,581,157)	(229,246)
Other comprehensive loss:
Foreign currency translation adjustments	(143,326)	(143,190)	273,310	39,626

Total other comprehensive (loss)/income	(143,326)	(143,190)	273,310	39,626

Total comprehensive loss	(660,876)	(1,442,070)	(1,307,847)	(189,620)
Accretions of convertible redeemable preferred shares to redemption value	(680,734)	(170,585)	—	—
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,341,610)	(1,612,655)	(1,307,847)	(189,620)

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(c)  Condensed statements of cash flows of Zhihu Inc.

	For the Year Ended December 31,
	2020	2021	2022	2022
				US$ in
	RMB in thousands			thousands
Net cash used in operating activities	(2,606)	(3,182)	(51,752)	(7,503)
Purchases of term deposits	—	(64,596)	—	—
Proceeds from withdrawal of term deposits	356,580	64,707	—	—
Proceeds from repayment of loans to Group companies	978,735	—	—	—
Repayment from subsidiaries of investment	—	—	256,942	37,253
Investment in subsidiaries	(1,407,173)	(4,695,120)	—	—
Investment in equity investments	—	(19,380)	—	—
Net cash (used in)/provided by investing activities	(71,858)	(4,714,389)	256,942	37,253
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	—	4,853,293	—	—
Proceeds received from employees in relation to share options	—	15,544	19,612	2,843
Payments for repurchase of shares	—	—	(127,962)	(18,553)
Net cash provided by/(used in) financing activities	—	4,868,837	(108,350)	(15,710)
Effect of exchange rate changes on cash and cash equivalents	(4,450)	(63,673)	5,745	833
Net (decrease)/increase in cash and cash equivalents	(78,914)	87,593	102,585	14,873
Cash and cash equivalents at beginning of year	85,748	6,834	94,427	13,691
Cash and cash equivalents at ending of year	6,834	94,427	197,012	28,564