Form 20-F
period 2023-12-31
Zhihu Inc.
filed 2024-04-26
CIK 1835724

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-40253

Zhihu Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

18 Xueqing Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

Han Wang, Chief Financial Officer

Telephone: +86 (10) 8271-6605

Email: wanghan03@zhihu.com

18 Xueqing Road

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 287,355,642 Class A ordinary shares (excluding 2,218,347 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value US$0.000125 per share, and 18,145,605 Class B ordinary shares, par value US$0.000125 per share, as of December 31, 2023.

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

Large Accelerated Filer	☐	Accelerated Filer	☒

Non-Accelerated Filer	☐	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
as issued by the International Accounting Standards Board ☐

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

☐  Yes     ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes    ☐  No

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, two of which represent one Class A ordinary share;
●	“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“content creators” refers to users who have generated at least one piece of content;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented, or otherwise modified from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
●	“mobile MAUs” refers to the number of mobile devices that launch our mobile apps at least once in a given month;
●	“monthly active users” or “MAUs” refers to the sum of our mobile MAUs and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates. “average MAUs” for a period is calculated by dividing the sum of MAUs for each month during a specified period by the number of months in the period;
●	“monthly subscribing members” refers to the number of our Yan Selection members in a specified month; and “average monthly subscribing members” for a period is calculated by dividing the sum of monthly subscribing members for each month during a specified period by the number of months in the period;
●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.000125 per share;
●	“PCAOB” refers to Public Company Accounting Oversight Board, a nonprofit corporation established by the United States Congress to oversee the audits of public companies, among others;
●	“piece of content” refers to any piece of questions, answers, articles, videos, groups, or live streaming in our community;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“SFC” refers to Securities and Futures Commission of Hong Kong;
●	“UGC” refers to user-generated content;

●	“U.S. dollars” or “US$” refers to the legal currency of the United States;
●	“VIEs” refers to variable interest entities, which are companies established in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. Under these contractual arrangements, Zhihu Inc. has a “controlling financing interest” in the VIEs as defined in FASB ASC 810 so that it is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. The VIEs that Zhihu Inc. consolidates under U.S. GAAP include Beijing Zhizhe Tianxia Technology Co., Ltd., or Zhizhe Tianxia, Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban, and Wuhan Xinyue Network Technology Co., Ltd., or Wuhan Xinyue;
●	“WFOEs” refers to wholly foreign-owned enterprises, and “our WFOEs” refers to Zhizhe Sihai (Beijing) Technology Co., Ltd., or Zhizhe Sihai, Shanghai Zhishi Technology Co., Ltd., or Shanghai Zhishi, Shanghai Paya Information Technology Co., Ltd., or Shanghai Paya, and Wuhan Bofeng Technology Co., Ltd., or Wuhan Bofeng; and
●	“Zhihu,” “we,” or “our company” refers to Zhihu Inc., a Cayman Islands holding company, and its subsidiaries (where the context requires, in respect of the period prior to our company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our company at the relevant time) and, in the context of describing our operations and consolidated financial information, the VIEs and their respective subsidiaries, unless otherwise indicated herein. For the avoidance of confusion, “our holding company” or “Zhihu Inc.” only refers to Zhihu Inc., and unless the context requires otherwise, include its predecessor entities; “our subsidiaries” refers to the entities in which Zhihu Inc. holds direct or indirect equity ownership, and thus consolidates their financial results; for “variable interest entities” or “VIEs,” see stand-alone definition sets forth above. Zhihu Inc. does not conduct operations of its own and does not have any equity ownership in the VIEs.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, which was the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 19, 2024 was RMB7.2403 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies,
●	our future business development, financial condition, and results of operations,
●	the expected outlook of the online content market in China,

●	our expectations regarding demand for and market acceptance of our products and services,
●	our expectations regarding our relationships with our users, clients, business partners, and other stakeholders,
●	competition in our industry,
●	government policies and regulations relating to our industry, and
●	general economic and business conditions globally and in China.

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

Notes:

(1)

Yuan Zhou and Dahai Li, our director and chief technology officer, each holds 98.941% and 0.059% of the equity interests in Zhizhe Tianxia, respectively, and Beijing Radio and Television Station, a third-party minority shareholder, holds 1% of the equity interests in Zhizhe Tianxia.

(2)

Yuan Zhou and Rongle Zhang, our employee, each holds 99.0% and 1.0% of the equity interests in Wuhan Xinyue, one of the VIEs. Wuhan Xinyue and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Wuhan Bofeng. Wuhan Xinyue owns, through its subsidiaries, 55% equity interests in each of Shanghai Pinzhi and Shanghai Biban. Shanghai Pinzhi and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Shanghai Zhishi, and Shanghai Biban and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Shanghai Paya.

Zhihu Inc. is a Cayman Islands holding company with no equity ownership in its VIEs and their subsidiaries and not a Chinese operating company. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their nominee shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Revenues contributed by the VIEs accounted for 25.9%, 43.0%, and 58.3% of our total revenues in 2021, 2022, and 2023, respectively. As used in this annual report, “we,” “our company,” or “Zhihu” refers to Zhihu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, including Zhizhe Tianxia, Shanghai Pinzhi, Shanghai Biban, and Wuhan Xinyue. Investors in the ADSs are not purchasing any equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements, shareholders’ rights entrustment agreement or powers of attorney, share pledge agreements, and exclusive option agreements, have been entered into by and among our PRC subsidiaries, the VIEs, and the VIEs’ nominee shareholders. There is no material difference between the effect of each set of contractual arrangements. As advised by Jingtian & Gongcheng, our PRC legal counsel, (i) as of the date of this annual report, the ownership structures of our WFOEs and the VIEs in China do not violate any applicable and explicit PRC laws and regulations currently in effect; (ii) subject to the disclosure in this annual report, each agreement of the contractual arrangements between our WFOEs, the VIEs, and the VIEs’ nominee shareholders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable laws affecting creditors’ rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof and the application of PRC laws and policies thereto, and general equity principles; and (iii) each of said agreement does not violate any applicable and explicit PRC laws currently in effect. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and Zhihu Inc. has consolidated the results of operations, financial position, and cash flows of the VIEs in its consolidated financial statements under U.S. GAAP. The contractual arrangements with the VIEs provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Neither Zhihu Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, registrations, or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the applicable industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries, and the VIEs and their subsidiaries, and investors of our company face uncertainty with respect to potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities, including those that we may register for sale, to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on overseas offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings in general and whether we can fully comply with the regulatory requirements, including completing filings with the China Securities Regulatory Commission, or the CSRC, pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines released by the CSRC and effective on March 31, 2023, and whether we are required to complete other filings or obtain any specific regulatory approvals from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings and listings, as applicable. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. These risks may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or another foreign country. These risks could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA , as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading in the United States under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Jingtian & Gongcheng, our PRC legal counsel, except as disclosed in this annual report and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies, our PRC subsidiaries, the VIEs, and the VIEs’ subsidiaries have obtained the requisite licenses, permits, filings, and approvals from the PRC government authorities that are material for their business operations in China, including, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, Internet Cultural Business Licenses, Radio and Television Program Production and Operation Licenses, Publication Operation Licenses, Filing Certificate for Internet Medicines and Medical Appliances Information Service, Internet Audio-Visual Program Transmission License, Internet Religious Information Service License, and the Filing Certificate of Food Operation. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by government authorities, we cannot assure you that our PRC subsidiaries and the VIEs have obtained all the permits or licenses required for conducting businesses in China. And we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. We cannot assure you that we will be able to obtain such additional licenses, permits, qualifications, or approvals in a timely manner, or at all. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.”

For example, on December 28, 2021, the CAC and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The Cybersecurity Review Measures further stipulate that if an internet platform operator has personal information of over one million users and pursues a foreign listing, it must be subject to the cybersecurity review. In addition, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Offering and Listing Measures, which came into effect on March 31, 2023. On the same day, the CSRC also published a series of guidance rules and Q&As in connection with the implementation of the Overseas Offering and Listing Measures. The Overseas Offering and Listing Measures establishes a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies, according to which an overseas offering of securities (including shares, depository receipts, corporate bonds convertible into shares and other securities in nature of equity) and listing by a PRC domestic company, either in direct or indirect manner, has to be filed with the CSRC. On February 17, 2023, the CSRC also held a press conference for the release of the Overseas Offering and Listing Measures, which, among other things, clarifies that companies that have already been listed overseas before March 31, 2023, the effective date of the Overseas Offering and Listing Measures, are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC.

As of the date of this annual report, we have not been asked to obtain or denied any permission by any PRC government authority in connection with our historical issuances of securities to foreign investors. Based on the foregoing and pursuant to current PRC laws and regulations and in connection with our historical issuances of securities to foreign investors that have been completed before the effective date of the Overseas Offering and Listing Measures, as advised by Jingtian & Gongcheng, our PRC legal counsel, we, our PRC subsidiaries, and the VIEs, (i) are not required to obtain permissions from the CSRC despite that we shall be required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in nature of equity) to foreign investors if we meet certain conditions set forth in the Overseas Offering and Listing Measures for an indirect overseas offering and listing by a PRC domestic company, and (ii) are not required to go through cybersecurity review by the CAC. However, if any of our holding company, our PRC subsidiaries, and the VIEs are deemed to be a critical information infrastructure operator or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC.

However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas by, and foreign investment in, China-based issuers, and has promulgated certain regulations and rules in this respect. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.”

Cash and Asset Flows Through Our Organization

Zhihu Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and VIEs in China. As a result, although other means are available for us to obtain financing at the holding company level, Zhihu Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Zhihu Inc. In addition, under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements. In 2021, 2022, and 2023, the total amount of such service fees that VIEs paid to the relevant WFOE under the applicable agreements was RMB45.6 million, RMB896.3 million, and RMB834.5 million (US$117.5 million), respectively.

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2021, 2022, and 2023, the total amount of such restriction to which our PRC subsidiaries and the VIEs and their subsidiaries are subject was RMB3.6 billion, RMB3.1 billion, and RMB2.3 billion (US$328.3 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business or financial condition.”

Under PRC laws, Zhihu Inc. may fund its PRC subsidiaries only through capital contributions or loans, and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2021, 2022, and 2023, the aggregate amount of capital contribution by Zhihu Inc. to its intermediate holding companies and subsidiaries was RMB10.5 billion, RMB10.3 billion, and RMB10.0 billion (US$1.4 billion), respectively, and the outstanding balance of the principal amount of loans to the VIEs and their subsidiaries was RMB51.7 million, RMB51.7 million, and RMB51.7 million (US$7.3 million), respectively.

In 2021, 2022, and 2023, no assets other than cash were transferred through our organization.

Zhihu Inc. has not declared or paid any cash dividends since the listing of its ADSs on the New York Stock Exchange in March 2021, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

A.[Reserved]

Selected Financial Data

The following selected consolidated statements of operations data and selected consolidated statements of cash flow data for the years ended December 31, 2021, 2022, and 2023, and the selected consolidated balance sheet data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our audited consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of operations data for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Operations Data:
Revenues	2,959,324	3,604,919	4,198,889	591,401
Cost of revenues	(1,405,423)	(1,796,867)	(1,903,041)	(268,038)
Gross profit	1,553,901	1,808,052	2,295,848	323,363
Selling and marketing expenses	(1,634,733)	(2,026,468)	(2,048,090)	(288,467)
Research and development expenses	(619,585)	(763,362)	(901,452)	(126,967)
General and administrative expenses	(690,292)	(621,973)	(418,531)	(58,949)
Total operating expenses	(2,944,610)	(3,411,803)	(3,368,073)	(474,383)
Loss from operations	(1,390,709)	(1,603,751)	(1,072,225)	(151,020)
Investment income	59,177	70,380	41,695	5,873
Interest income	31,305	68,104	158,671	22,348
Fair value change of financial instruments	27,846	(176,685)	(5,170)	(728)
Exchange (losses)/gains	(16,665)	71,749	97	14
Others, net	(4,391)	5,983	49,236	6,935
Loss before income tax	(1,293,437)	(1,564,220)	(827,696)	(116,578)
Income tax expense	(5,443)	(14,183)	(11,832)	(1,667)
Net loss	(1,298,880)	(1,578,403)	(839,528)	(118,245)
Net income attributable to noncontrolling interests	—	(2,754)	(4,113)	(579)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	—	—	—
Net loss attributable to Zhihu Inc.’s shareholders	(1,469,465)	(1,581,157)	(843,641)	(118,824)
Net loss per share
Basic	(6.12)	(5.19)	(2.82)	(0.40)
Diluted	(6.12)	(5.19)	(2.82)	(0.40)
Weighted average shares used in net loss per share
Basic	240,174,108	304,836,318	299,132,894	299,132,894
Diluted	240,174,108	304,836,318	299,132,894	299,132,894

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	4,525,852	2,106,639	296,714
Term deposits	948,390	1,586,469	223,449
Short-term investments	787,259	1,769,822	249,274
Total current assets	7,319,799	6,377,880	898,305
Goodwill	126,344	191,077	26,913
Intangible assets, net	80,237	122,645	17,274
Total non-current assets	336,440	417,392	58,789
Total assets	7,656,239	6,795,272	957,094
Accounts payable and accrued liabilities	916,112	1,038,531	146,274
Salary and welfare payables	283,546	342,125	48,187
Contract liabilities	355,626	303,574	42,758
Total current liabilities	1,824,841	1,945,488	274,017
Net current assets	5,494,958	4,432,392	624,288
Total non-current liabilities	137,130	148,174	20,869
Total liabilities	1,961,971	2,093,662	294,886
Net assets	5,694,268	4,701,610	662,208
Total shareholders’ equity	5,694,268	4,701,610	662,208
Total liabilities and shareholders’ equity	7,656,239	6,795,272	957,094

The following table sets forth our selected consolidated statements of cash flow data for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(440,234)	(1,114,954)	(415,527)	(58,525)
Net cash (used in)/provided by investing activities	(3,136,503)	3,490,467	(1,681,140)	(236,784)
Net cash provided by/(used in) financing activities	4,876,247	(108,350)	(365,056)	(51,417)
Effect of exchange rate changes on cash and cash equivalents	(100,169)	101,528	42,510	5,987
Net increase/(decrease) in cash and cash equivalents	1,199,341	2,368,691	(2,419,213)	(340,739)
Cash and cash equivalents at the beginning of the year	957,820	2,157,161	4,525,852	637,453
Cash and cash equivalents at the end of the year	2,157,161	4,525,852	2,106,639	296,714

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Selected Condensed Consolidated Statements of Operations and Comprehensive Loss Data

	For the Year Ended December 31, 2023
			WFOEs as	VIEs and
	Parent	Other	Primary	Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Inter-company revenues(1)(4)	—	152,279	1,671,378	485	(1,824,142)	—
Third-party revenues	—	1,716,008	37,051	2,445,830	—	4,198,889
Inter-company cost and operating expenses (1)(4)	—	(814,448)	(106,363)	(903,331)	1,824,142	—
Third-party cost and operating expenses	(45,625)	(1,101,619)	(2,529,283)	(1,594,587)	—	(5,271,114)
Operating loss	(45,625)	(47,780)	(927,217)	(51,603)	—	(1,072,225)
Other income, net	17,988	128,371	77,868	20,302	—	244,529
Loss of the VIEs	—	—	(36,613)	—	36,613	—
Share of (loss)/income of subsidiaries(2)	(816,004)	(885,674)	4,294	—	1,697,384	—
Loss before income tax	(843,641)	(805,083)	(881,668)	(31,301)	1,733,997	(827,696)
Income tax expense	—	(756)	(4,006)	(7,070)	—	(11,832)
Net loss	(843,641)	(805,839)	(885,674)	(38,371)	1,733,997	(839,528)
Net (income)/loss attributable to noncontrolling interests	—	(5,871)	—	1,758	—	(4,113)
Foreign currency translation adjustments	45,257	(411,624)	1,874	—	409,750	45,257
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(798,384)	(1,223,334)	(883,800)	(36,613)	2,143,747	(798,384)

	For the Year Ended December 31, 2022
			WFOEs as
	Parent	Other	Primary	VIEs and Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	143,888	1,930,305	866	(2,075,059)	—
Third-party revenues	—	2,034,032	22,884	1,548,003	—	3,604,919
Inter-company cost and operating expenses (1) (4)	—	(1,358,890)	(133,729)	(582,440)	2,075,059	—
Third-party cost and operating expenses	(79,908)	(845,652)	(3,303,022)	(980,088)	—	(5,208,670)
Operating loss	(79,908)	(26,622)	(1,483,562)	(13,659)	—	(1,603,751)
Other income/(expenses), net	1,543	46,718	(18,182)	9,452	—	39,531
Loss of the VIEs	—	—	(11,027)	—	11,027	—
Share of (loss)/income of subsidiaries(2)	(1,502,792)	(1,507,326)	9,097	—	3,001,021	—
Loss before income tax	(1,581,157)	(1,487,230)	(1,503,674)	(4,207)	3,012,048	(1,564,220)
Income tax expense	—	(3,583)	(3,652)	(6,948)	—	(14,183)
Net loss	(1,581,157)	(1,490,813)	(1,507,326)	(11,155)	3,012,048	(1,578,403)
Net (income)/loss attributable to noncontrolling interests	—	(2,882)	—	128	—	(2,754)
Foreign currency translation adjustments	273,310	(276,630)	9,350	—	267,280	273,310
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,307,847)	(1,770,325)	(1,497,976)	(11,027)	3,279,328	(1,307,847)

	For the Year Ended December 31, 2021
			WFOEs as
	Parent	Other	Primary	VIEs and its		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	85,835	1,817,488	196	(1,903,519)	—
Third-party revenues	—	2,187,253	6,039	766,032	—	2,959,324
Inter-company cost and operating expenses (1) (4)	—	(1,487,138)	(85,844)	(330,486)	1,903,468	—
Third-party cost and operating expenses	(30,019)	(796,752)	(3,064,855)	(458,407)	—	(4,350,033)
Operating loss	(30,019)	(10,802)	(1,327,172)	(22,665)	(51)	(1,390,709)
Other (expenses)/income, net	(400)	51,461	41,326	4,834	51	97,272
Loss of the VIEs	—	—	(21,266)	—	21,266	—
Share of loss of subsidiaries(2)	(1,268,461)	(1,308,592)	(1,480)	—	2,578,533	—
Loss before income tax	(1,298,880)	(1,267,933)	(1,308,592)	(17,831)	2,599,799	(1,293,437)
Income tax expense	—	(2,008)	—	(3,435)	—	(5,443)
Net loss	(1,298,880)	(1,269,941)	(1,308,592)	(21,266)	2,599,799	(1,298,880)
Foreign currency translation adjustments	(143,190)	(65,566)	—	—	65,566	(143,190)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	—	—	—	—	(170,585)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,612,655)	(1,335,507)	(1,308,592)	(21,266)	2,665,365	(1,612,655)

Selected Condensed Consolidated Balance Sheet Data

	As of December 31, 2023
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Cash and cash equivalents	2,871	780,495	964,638	358,635	—	2,106,639
Term deposits	70,827	1,515,642	—	—	—	1,586,469
Short-term investments	—	437,608	1,246,913	85,301	—	1,769,822
Trade receivables	—	544,916	3,811	115,888	—	664,615
Amounts due from related parties	—	2,199	14,251	1,869	—	18,319
Amounts due from group companies(3)(4)	45,778	184,311	514,397	34,099	(778,585)	—
Prepayments and other current assets	19,277	68,480	62,969	81,290	—	232,016
Total current assets	138,753	3,533,651	2,806,979	677,082	(778,585)	6,377,880

Property and equipment, net	—	969	9,391	489	—	10,849
Intangible assets, net	—	10,620	4,544	107,481	—	122,645
Goodwill	—	22,831	—	168,246	—	191,077
Net assets of the VIEs	—	—	(39,918)	—	39,918	—
Investment in subsidiaries(2)	4,578,292	2,765,503	49,354	—	(7,393,149)	—
Long-term investments, net	—	44,621	—	—	—	44,621
Right-of-use assets	—	5,796	30,210	4,205	—	40,211
Other non-current assets	—	84	50	7,855	—	7,989
Total non-current assets	4,578,292	2,850,424	53,631	288,276	(7,353,231)	417,392
Total assets	4,717,045	6,384,075	2,860,610	965,358	(8,131,816)	6,795,272

Accounts payable and accrued liabilities	11,344	302,958	448,760	275,469	—	1,038,531
Salary and welfare payables	—	21,617	298,093	22,415	—	342,125
Taxes payable	—	3,891	6,795	10,708	—	21,394
Contract liabilities	—	71,748	518	231,308	—	303,574
Amounts due to related parties	—	14,621	8,624	2,787	—	26,032
Amounts due to group companies(3) (4)	59,665	373,695	70,417	274,808	(778,585)	—
Short term lease liabilities	—	4,537	36,075	1,477	—	42,089
Other current liabilities	46,226	89,975	11,295	24,247	—	171,743
Total current liabilities	117,235	883,042	880,577	843,219	(778,585)	1,945,488
Long term lease liabilities	—	1,639	—	2,003	—	3,642
Deferred tax liabilities	—	2,655	—	19,919	—	22,574
Other non-current liabilities	—	34,590	—	87,368	—	121,958
Total non-current liabilities	—	38,884	—	109,290	—	148,174
Total liabilities	117,235	921,926	880,577	952,509	(778,585)	2,093,662
Total Zhihu Inc.’s shareholders’ equity	4,599,810	5,453,396	1,980,033	(39,918)	(7,393,511)	4,599,810
Noncontrolling interests	—	8,753	—	52,767	40,280	101,800
Total shareholders’ equity	4,599,810	5,462,149	1,980,033	12,849	(7,353,231)	4,701,610
Total liabilities and shareholders’ equity	4,717,045	6,384,075	2,860,610	965,358	(8,131,816)	6,795,272

	As of December 31, 2022
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Cash and cash equivalents	197,012	1,761,406	2,316,675	250,759	—	4,525,852
Term deposits	—	803,714	144,676	—	—	948,390
Short-term investments	—	139,966	608,793	38,500	—	787,259
Trade receivables	—	701,883	10,572	121,796	—	834,251
Amounts due from related parties	—	2,283	502	22,013	—	24,798
Amounts due from group companies(3)(4)	1,981	153,757	317,515	8,671	(481,924)	—
Prepayments and other current assets	7,651	27,910	95,197	68,491	—	199,249
Total current assets	206,644	3,590,919	3,493,930	510,230	(481,924)	7,319,799

Property and equipment, net	—	1,723	4,754	813	—	7,290
Intangible assets, net	—	12,300	1,813	66,124	—	80,237
Goodwill	—	22,830	—	103,514	—	126,344
Net assets of the VIEs	—	—	(18,602)	—	(18,602)	—
Investment in subsidiaries(2)	5,527,483	2,770,503	42,053	—	(8,340,039)	—
Right-of-use assets	—	10,109	85,238	4,772	—	100,119
Other non-current assets	—	791	12,716	8,943	—	22,450
Total non-current assets	5,527,483	2,818,256	127,972	184,166	(8,321,437)	336,440
Total assets	5,734,127	6,409,175	3,621,902	694,396	(8,803,361)	7,656,239

Accounts payable and accrued liabilities	4,841	319,274	404,402	187,595	—	916,112
Salary and welfare payables	—	17,928	255,486	10,132	—	283,546
Taxes payable	—	6,583	15,467	3,925	—	25,975
Contract liabilities	—	85,717	484	269,425	—	355,626
Amounts due to related parties	—	—	8,861	16,000	—	24,861
Amounts due to group companies(3) (4)	58,665	186,544	91,468	145,247	(481,924)	—
Short term lease liabilities	—	6,491	44,271	2,428	—	53,190
Other current liabilities	16,925	110,186	15,429	22,991	—	165,531
Total current liabilities	80,431	732,723	835,868	657,743	(481,924)	1,824,841
Long term lease liabilities	—	3,875	36,967	2,525	—	43,367
Deferred tax liabilities	—	3,075	—	8,555	—	11,630
Other non-current liabilities	—	51,760	—	30,373	—	82,133
Total non-current liabilities	—	58,710	36,967	41,453	—	137,130
Total liabilities	80,431	791,433	872,835	699,196	(481,924)	1,961,971
Total Zhihu Inc.’s shareholders’ equity	5,653,696	5,614,860	2,749,067	(18,602)	(8,345,325)	5,653,696
Noncontrolling interests	—	2,882	—	13,802	23,888	40,572
Total shareholders’ equity	5,653,696	5,617,742	2,749,067	(4,800)	(8,321,437)	5,694,268
Total liabilities and shareholders’ equity	5,734,127	6,409,175	3,621,902	694,396	(8,803,361)	7,656,239

Selected Condensed Consolidated Statements of Cash Flow Data

	For the Year Ended December 31, 2023
			WFOEs as	VIE and
	Parent	Other	Primary	their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Purchases of goods and services from group companies(1)	—	(752,000)	(132,500)	(878,010)	1,762,510	—
Sales of goods and services to group companies(1)	—	176,010	1,586,500	—	(1,762,510)	—
Other operating/administrative activities with external parties	(44,388)	722,250	(2,187,123)	1,093,734	—	(415,527)
Net cash (used in)/provided by operating activities	(44,388)	146,260	(733,123)	215,724	—	(415,527)
Purchases of short-term investments	—	(992,252)	(6,110,000)	(431,000)	—	(7,533,252)
Proceeds of maturities of short-term investments	—	698,340	5,498,902	387,014	—	6,584,256
Purchases of term deposits	(72,054)	(2,605,540)	—	—	—	(2,677,594)
Proceeds from withdrawal of term deposits	—	2,047,915	—	—	—	2,047,915
Repayment from subsidiaries of investment	284,017	—	—	—	(284,017)	—
Other investing activities with external parties	—	(30,219)	(8,384)	(63,862)	—	(102,465)
Net cash used in investing activities	211,963	(881,756)	(619,482)	(107,848)	(284,017)	(1,681,140)
Repayment from subsidiaries of investment	—	(284,017)	—	—	284,017	—
Payments for repurchase of shares	(369,569)	—	—	—	—	(369,569)
Other financing activities with external parties	4,513	—	—	—	—	4,513
Net cash used in financing activities	(365,056)	(284,017)	—	—	284,017	(365,056)
Effect of exchange rate changes on cash and cash equivalents	3,340	38,602	568	—	—	42,510
Net (decrease)/ increase in cash and cash equivalents	(194,141)	(980,911)	(1,352,037)	107,876	—	(2,419,213)
Cash and cash equivalents at beginning of the year	197,012	1,761,406	2,316,675	250,759	—	4,525,852
Cash and cash equivalents at end of the year	2,871	780,495	964,638	358,635	—	2,106,639

	For the Year Ended December 31, 2022
	Parent	Other	WFOEs as Primary	VIE and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from group companies(1)	—	(2,429,435)	(98,100)	(906,100)	3,433,635	—
Sales of goods and services to group companies(1)	—	107,900	3,325,735	—	(3,433,635)	—
Other operating/administrative activities with external parties	(51,752)	1,348,530	(3,139,585)	727,853	—	(1,114,954)
Net cash (used in)/provided by operating activities	(51,752)	(973,005)	88,050	(178,247)	—	(1,114,954)
Purchases of short-term investments	—	(4,394,721)	(4,638,000)	(1,513,535)	—	(10,546,256)
Proceeds of maturities of short-term investments	—	5,215,100	4,906,959	1,924,071	—	12,046,130
Purchases of term deposits	—	(3,426,857)	(144,833)	—	—	(3,571,690)
Proceeds from withdrawal of term deposits	—	5,768,675	—	—	—	5,768,675
Repayment from subsidiaries of investment	256,942	—	—	—	(256,942)	—
Investment in subsidiaries(2)	—	(649,935)	—	—	649,935	—
Other investing activities with external parties	—	(19,782)	(145,767)	(40,843)	—	(206,392)
Net cash provided by/(used in) investing activities	256,942	2,492,480	(21,641)	369,693	392,993	3,490,467
Repayment from subsidiaries of investment	—	(256,942)	—	—	256,942	—
Investment from group companies(2)	—	—	649,935	—	(649,935)	—
Payments for repurchase of shares	(127,962)	—	—	—	—	(127,962)
Other financing activities with external parties	19,612	—	—	—	—	19,612
Net cash (used in)/ provided by financing activities	(108,350)	(256,942)	649,935	—	(392,993)	(108,350)
Effect of exchange rate changes on cash and cash equivalents	5,745	20,608	75,175	—	—	101,528
Net increase in cash and cash equivalents	102,585	1,283,141	791,519	191,446	—	2,368,691
Cash and cash equivalents at beginning of the year	94,427	478,265	1,525,156	59,313	—	2,157,161
Cash and cash equivalents at end of the year	197,012	1,761,406	2,316,675	250,759	—	4,525,852

	For the Year Ended December 31, 2021
	Parent	Other	WFOEs as Primary	VIE and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from group companies(1)	—	(676,191)	(95,561)	(45,579)	817,331	—
Sales of goods and services to group companies(1)	—	115,561	701,770	—	(817,331)	—
Other operating/administrative activities with external parties	(3,182)	1,490,154	(2,359,237)	432,031	—	(440,234)
Net cash (used in)/provided by operating activities	(3,182)	929,524	(1,753,028)	386,452	—	(440,234)
Purchases of short-term investments	—	(2,532,000)	(3,016,000)	(870,000)	—	(6,418,000)
Proceeds of maturities of short-term investments	—	1,804,592	2,940,000	490,000	—	5,234,592
Purchases of term deposits	(64,596)	(3,719,638)	(1,162,729)	—	—	(4,946,963)
Proceeds from withdrawal of term deposits	64,707	1,788,963	1,164,726	—	—	3,018,396
Investment in subsidiaries(2)	(4,695,120)	(3,301,321)	—	—	7,996,441	—
Other investing activities with external parties	(19,380)	(2,571)	31,049	(33,626)	—	(24,528)
Net cash (used in)/ provided by investing activities	(4,714,389)	(5,961,975)	(42,954)	(413,626)	7,996,441	(3,136,503)
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	4,853,293	—	—	—	—	4,853,293
Investment from group companies(2)	—	4,695,120	3,301,321	—	(7,996,441)	—
Other financing activities with external parties	15,544	—	7,410	—	—	22,954
Net cash provided by/(used in) financing activities	4,868,837	4,695,120	3,308,731	—	(7,996,441)	4,876,247
Effect of exchange rate changes on cash and cash equivalents	(63,673)	(29,602)	(6,894)	—	—	(100,169)
Net increase/(decrease) in cash and cash equivalents	87,593	(366,933)	1,505,855	(27,174)	—	1,199,341
Cash and cash equivalents at beginning of the year	6,834	845,198	19,301	86,487	—	957,820
Cash and cash equivalents at end of the year	94,427	478,265	1,525,156	59,313	—	2,157,161

Notes:

(1)	Intercompany sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the subsidiaries by group companies.
(3)	The amounts due to group companies mainly represent unsettled service fees among WFOEs as primary beneficiaries, the VIEs and their subsidiaries and other subsidiaries, which are eliminated in the consolidated balance sheet.
(4)	For the years ended December 31, 2021, 2022, and 2023, VIEs have incurred RMB330.5 million, RMB572.3 million, and RMB857.4 million in fees related services provided by the WFOEs and WFOEs concurrently recognized same amounts as revenues, respectively. In the same periods, cash paid by VIEs to WFOEs for service fees were RMB45.6 million, RMB896.3 million, and RMB834.5 million, respectively. Unsettled balance of such transactions was RMB54.6 million and RMB130.8 million as of December 31, 2022 and 2023, respectively.

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

Risks Relating to Our Business and Industry

●	Our business depends on our ability to offer high-quality user-generated content for our users.
●	Our success depends on our ability to attract and maintain an engaged user base.
●	If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.
●	We have incurred net loss and negative operating cash flow in the past, which may continue in the future.
●	We may not be able to manage our growth effectively, which may compromise the success of our business.
●	We are subject to risks associated with financing activities and liquidity.
●	If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.
●	We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.
●	We operate in a highly competitive market, and may not be able to compete effectively.
●	If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.
●	Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in applicable industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the VIEs may fail to perform their obligations under our contractual arrangements.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.
●	The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.
●	The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.
●	If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs and Class A Ordinary Shares

●	The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Risks Relating to Our Business and Industry

Our business depends on our ability to offer high-quality user-generated content for our users.

Our success depends on our ability to offer high-quality user-generated content, including content that broadens horizons, provides solutions, and resonates with minds, for our users. The quality of the Zhihu content is fundamental in providing superior user experience and maintaining the attractiveness and value of the Zhihu community. We rely on our experience from past and current operations to inspire, manage, and refine high-quality content, which may not be effective as we do not simply follow user preferences and market trends. If we are unable to expand into new verticals or further develop existing verticals, we may not be able to keep our content offerings comprehensive and up to date. If we fail to maintain the balance between user preferences and our assessment of content quality, the quality of the Zhihu content may be compromised, and the Zhihu community may be less attractive for users. We cannot assure you that our content operations could always effectively yield high-quality content for users, or that the function and iteration of TopicRank algorithms could interact smoothly with our content operation approach with our understanding as expected.

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

Our success and continued growth are driven by our fast growing, diverse, and highly engaged user base. We have experienced significant user growth since inception. Our average MAUs increased by 4.0% from 101.3 million in 2022 to 105.3 million in 2023. Our users also exhibit a high level of engagement through active participation and contribution. We attract and retain users with high-quality content, and any decline in the breadth, depth, and quality of our content offerings may adversely affect our ability to maintain and further expand a large and engaged user base.

We also strategically deploy multi-dimensional growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices, to achieve user growth and increase the engagement of new and existing users. These strategies and user growth efforts may turn out to be ineffective, and we may not be able to acquire more users effectively or may experience a decline in our user base. For example, if some of our efforts to increase user traffic are found to be ineffective or even objectionable, such efforts may not justify the associated costs and could be counterproductive if they lead to negative user experience. Furthermore, we benefit from our strong Zhihu brand and reputation as a go-to destination for trustworthy content, which leads to our low user acquisition costs. Damage to our brand and reputation could materially and adversely affect our user growth and increase our user acquisition costs.

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

We have incurred net loss and negative operating cash flow in the past. In 2021, 2022, and 2023, we had net loss of RMB1.3 billion, RMB1.6 billion, and RMB839.5 million (US$118.2 million) and negative operating cash flow of RMB440.2 million, RMB1.1 billion, and RMB415.5 million (US$58.5 million), respectively. We cannot assure you that we will be able to generate net profit or positive operating cash flow in the future. Our ability to achieve profitability and positive operating cash flow largely depends on our ability to further expand our user base and enhance monetization, but we cannot assure you that we will continue to maintain a sound growth momentum. We may continue to experience net loss and negative operating cash flow in the future due to increasing content and other costs, including those for commercial content, as well as our continued spending in growth and marketing and investments in technology, people, infrastructure, and new initiatives. Although we are disciplined about our costs and operating expenses and continue to undertake cost control measures, there can be no assurance that these measures will be effective, and our costs and operating expenses may continue to negatively affect our profitability. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic conditions, regulatory environment, or competitive dynamics in the industry. If we cannot effectively maintain or achieve revenue growth at scale, or if we are unable to achieve profitability or maintain and enhance our liquidity, our business, financial condition, and results of operations may be materially and adversely affected.

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

Revenues generated from our business side customers, such as marketing services revenue from merchants and brands, are crucial to our business. In 2021, 2022, and 2023, the revenues from marketing services accounted for 72.1%, 54.3%, and 39.4% of our total revenue, respectively. We cannot assure you that we will be able to retain existing or attract new merchants and brands effectively. If the marketing budgets of merchants and brands decrease, or if they believe that they can achieve better returns elsewhere, we may experience a decline in their spending with us. Our competitors may provide better marketing services. If merchants and brands believe that their spending on online content communities do not generate expected returns, they may also switch to other internet channels such as search engines, news platforms, short video platforms, e-commerce platforms, and social media platforms, or other traditional channels such as television, newspapers, and magazines, and reduce or discontinue business with us. Among our marketing services, merchants and brands may find our online advertising to be ineffective to market their products and services, and competition may lead to a decrease in our fee rates. In addition, if the commercial content created through our marketing services does not appeal to or is not successfully distributed to the targeted audience, we may not attract sufficient merchants and brands or generate expected revenue. Moreover, merchants and brands may have limited experience in our services for commercial content and may not be able to utilize our solutions effectively to achieve expected commercial results or otherwise meet their expectation. Furthermore, some of the merchants and brands may have different budget allocation strategies, which may affect their spending on our marketing services. Failure to retain existing or attract new merchants and brands, to increase their spending with us, or to develop effective marketing services may materially and adversely affect our business, financial condition, and results of operations.

We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.

Our content-centric monetization strategies are evolving. We derive revenues primarily from marketing services, paid membership, and vocational training. We seek to maintain a delicate balance between our monetization needs and the necessity of maintaining a positive user experience on Zhihu with a reasonable level of presentation of marketing services. We also continue to identify monetization opportunities and introduce additional products and services, such as vocational training. We may have limited experience in operating and achieving profitability in new business initiatives. If our new business initiatives or monetization strategies fail, we may not be able to maintain or increase our revenue or recover any associated costs, expenses, and other expenditures. If these new business initiatives fail to attract or retain users or to generate sufficient revenue to justify our investments, or if our marketing services significantly impedes user experience, our business, financial condition, and results of operations may be materially and adversely affected.

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

The online content communities are rapidly evolving with continued technological advancement, and our success will depend on our ability to keep up with such technological advancement. For example, failure to maintain or improve the effectiveness of our Zhihaitu AI may impair our comprehension of content and understanding of content creators and thus adversely affect our capability to manage content operations and user experience; failure of our low-quality content-filtering system and anti-spamming system may adversely affect our ability to ensure a healthy community culture and provide superior user experience; failure to introduce effective productivity tools to content creators may cause a decline in the volume and quality of our content, which would adversely affect the attractiveness of the Zhihu community; and failure to continually refine our question routing system may lead to difficulties in distributing content to relevant users, which could result in reduced user traffic and user base.

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

We face challenges with respect to the complex and evolving laws and regulations regarding cybersecurity and data privacy. We collect personal data from our users in order to better understand them and their needs, and are subject to cybersecurity and data privacy laws in China and other applicable jurisdictions, including without limitation the PRC Cybersecurity Law, the PRC Data Security Law, and the PRC Personal Information Protection Law, pursuant to which we are required to maintain the confidentiality, integrity, and availability of the information of our users, customers, and suppliers, which is also essential to maintaining their confidence in our services. However, the interpretation and implementation of such laws in China and elsewhere are often subject to uncertainties. Concerns about the collection, use, disclosure, or security of personal information or other privacy-related matters, with or without merit, or failure to comply with the laws and regulations could subject us to penalties, damage our reputation and brand, cause us to lose users, or result in increased operating cost and expenses, any of which could materially and adversely affect our business and results of operations.

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

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transmission, which took effect on September 1, 2022. In accordance with these measures, data processors are be subject to security assessment conducted by the CAC prior to any cross-border data transmission if the transmission involves (i) important data, (ii) personal information transmitted overseas by a critical information infrastructure operator or a data processor that has processed personal data of more than one million persons, (iii) personal information transmitted overseas by a data processor that has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year, or (iv) other circumstances as required by the CAC. In addition, any cross-border data transmission activities conducted in violation of the Measures for the Security Assessment of Cross-Border Data Transmission before the effectiveness of these measures are required to be rectified within six months of the effectiveness date thereof. Since these measures are relatively new, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they affect our business operation.

On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regulating Cross-border Data Flow, effective on the same date. The provisions intend to replace the rules set forth in the Measures for the Security Assessment of Cross-Border Data Transmission that are inconsistent with the new provisions. Pursuant to the Provisions on Facilitating and Regulating Cross-border Data Flow, a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (i) a critical information infrastructure operator intending to provide personal information or important data abroad; or (ii) a data processor that is not a critical information infrastructure operator intending to provide important data abroad, or has since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over one million individuals, or sensitive personal information of over 10,000 individuals, abroad. For any data processors other than critical information infrastructure operators who have since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over 100,000 and less than one million individuals, or sensitive personal information of less than 10,000 individuals abroad, should execute a standard contract for outbound transfer of personal information with the recipient abroad or pass the certification for personal information protection.

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

New laws or regulations concerning data protection, or the interpretation and implementation of existing data security and privacy protection laws or regulations may be announced, published for public consultations, issued, or promulgated from time to time. For example, on December 28, 2021, several PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. The Cybersecurity Review Measures further stipulate that if an internet platform operator has personal information of over one million users and pursues a foreign listing, it must be subject to the cybersecurity review. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On November 14, 2021, the CAC published a draft of the Administrative Regulations for Internet Data Security for public comments. The draft provides that data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no further clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on this draft ended on December 13, 2021, but there is no timetable for its enactment. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the draft regulations, including the standards for determining activities that “affects or may affect national security.”

Furthermore, the PRC government authorities have taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the regulators, and the regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted. In addition, on December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. This regulation stipulates that algorithm-based recommendation service providers should inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner. Although our current operations are in compliance in material respects with the algorithm-based recommendation rules, we cannot assure you that our content operations will continue to be in compliance with the algorithm-based recommendation rules in all respects. If our content operations are forced to change in a way to ensure full compliance with the algorithm-based recommendation rules, our ability to enhance the quality of content in the Zhihu community may be adversely affected.

The interpretation and application of these PRC cybersecurity and data privacy laws, regulations, and standards are still evolving. It hence remains uncertain whether the future regulatory changes would impose additional compliance requirements on companies like us. We cannot predict the impact of the draft of the Administrative Regulations for Internet Data Security, if any, at this stage, and we will closely monitor and follow any development in the promulgation process. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted, or implemented, and whether and how they will affect us. If the enacted version of the draft of the Administrative Regulations for Internet Data Security mandates clearance of cybersecurity review and other specific actions on companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other penalties, which could materially and adversely affect our business and results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security.”

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

Our investments in generative AI may not be commercially successful, and we face potential issues in the use of AI in our business operations.

In recent years, we continued to advance our technological development through internal initiatives, highlighted by the explorations on generative AI. In 2023, we launched our first Large Language Model, Zhihaitu AI, which has received regulatory registration in November 2023. We have been making significant investments in generative AI and large language models. However, generative AI and the relevant technologies are in early stages of development, and there is no demonstrated commercial business model for these technologies. Similar to many other disruptive innovations, AI presents risk and challenges that could negatively affect our business. Our Zhihaitu AI or other models may not effectively recommend content or improve the efficiency of the search function for users as expected. Content created with the assistance of generative AI may not be well-received by our users. Negative publicity or perception on AI practices by us or others could impair the acceptance of our AI technologies. As such, we cannot guarantee that our investments in generative AI could enhance the efficiency and improve the experience of our community or yield commercially successful results.

In addition, the regulatory and legal framework on AI in mainland China is evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to artificial intelligence. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Artificial Intelligence.” These laws and regulations are relatively new, and the government authorities may introduce additional or more detailed laws and regulations to oversee the use of AI. Therefore, we may need to comply with more compliance requirements in the field of generative AI, which could increase our compliance costs.

In addition, the use of generative AI may involve complex intellectual property issues. As the applicable laws and regulations in mainland China are still evolving and subject to further interpretation and implementation, AI-generated content could lead to copyright and other legal disputes, which could undermine the effectiveness of AI and subject us to liabilities and potential reputational harm. Although we believe that we have taken necessary measures according to the applicable laws, we cannot guarantee that we will always meet the regulatory requirements. If we fail to meet legal and regulatory requirements, we may be subject to penalties.

We may be subject to regulatory actions or legal proceedings in the ordinary course of our business. If the outcomes of these regulatory actions or legal proceedings are adverse to us, it could materially and adversely affect our business, financial condition, and results of operations.

We may be subject to regulatory actions, litigation, disputes, or claims of various types brought by regulatory authorities or our competitors, users, content creators, employees, or other third parties against us in the ordinary course of our business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage our reputation, evolve into litigations, or otherwise materially and adversely affect our reputation and business. For example, as a UGC-based online content community, we may not be able to identify and remove all illegal or inappropriate content in response to user or any third-party complaints on a timely basis. As such, we have been, and expect to continue to be, involved in disputes or legal proceedings arising out of defamation, invasion of privacy, or other infringement claims. We may become subject to additional types of legal or regulatory proceedings as our business grows and the variety of our services expands. Litigation is expensive, may subject us to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect our business, financial condition, and results of operations. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us, whether meritorious or not, may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base.

Advertisements displayed in the Zhihu community may subject us to penalties and other administrative actions.

We monitor the advertisements displayed in the Zhihu community to ensure that they comply with applicable laws and regulations. In addition, where advertisers are required to obtain special government approvals for specific types of advertisements prior to delivering such advertisements on the internet, such as advertisements relating to medical care, pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, we take steps to check or verify that the advertisers have fulfilled the requisite government requirements. Non- compliance with these laws and regulations may subject us to penalties, including imposition of fines, confiscation of our marketing services income, order to cease dissemination of the advertisements, and order to publish an announcement correcting the misleading information. Under the circumstances of any serious violation by us, PRC government authorities may force us to terminate all or part of our marketing services or revoke our licenses, and we and responsible persons may incur criminal liability.

We cannot assure you that all content contained in the advertisements displayed in the Zhihu community complies with applicable advertising laws and regulations, especially given the uncertainty in the interpretation of certain PRC laws and regulations. The PRC government may, from time to time, promulgate new advertising laws and regulations in the future to impose further requirements on our marketing services relating to specific industries, such as medical care, pharmaceuticals, health care, and other similar businesses. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may materially and adversely affect our business, financial condition, results of operations, and prospects.

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

Our ability to provide users with superior experience depends on the continuous and reliable operation of our technology infrastructure, including our IT systems and cloud infrastructure, the failure of which may significantly impair our user experience and decrease the overall attractiveness of our community to both users and advertisers. Disruptions, failures, or unscheduled service interruptions could hurt our reputation and cause our users and marketing services clients to choose our competitors’ platforms. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking, and other attempts to harm our systems. These interruptions may be due to unforeseen events that are beyond our control or the control of our third-party service providers. We have experienced general intermittent interruptions in the past, and may continue to experience similar interruptions in the future despite our continuous efforts to improve our IT systems. Since we host our servers at third-party internet data centers, any natural disaster or unexpected closure of internet data centers operated by third-party providers may result in lengthy service interruptions.

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

Content in our community may draw social attention, which may cause controversies. Moreover, the PRC government and regulatory authorities have adopted regulations governing illegal content and information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent, or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by the government authorities as socially destabilizing or leaking state secrets of China. Furthermore, the PRC government and regulatory authorities strengthen the regulation on internet content from time to time, which has created uncertainties in the compliance of our business operations. Any failure to comply with laws and regulations may cause negative publicity and subject us to fines or other penalties, which could materially and adversely affect our business, reputation, and results of operations. We have been fined and subject to other penalties imposed by the authorities, including official reprimands, suspension of content dissemination, fines, and removal or suspension of our apps from mobile app distribution channels, due to illegal content in our community. For example, in March 2018, per order by Beijing Cybersecurity Administration, our Zhihu app was temporarily removed from Apple’s and Android’s app stores for seven days due to dissemination of inappropriate information and mismanagement of the community. In addition, the PRC regulatory authorities may conduct supervisory interviews with internet content providers, including us, regarding content deemed to be inappropriate or objectionable. We have been subject to, and expect to continue to be subject to, supervisory interviews from time to time, which may cause negative publicity and harm our reputation. For more information on the laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Audio-Visual Program Services,” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security.”

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

When appropriate opportunities arise, we may strategically acquire additional businesses or assets that are complementary to our existing business. The acquisitions and the subsequent integration of new businesses and assets into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could materially and adversely affect our operations. Acquired assets or businesses may not generate the financial results or realize the synergies as we expect. For example, we may not realize the intended synergies following our acquisitions of related businesses in vocational training space in enriching the content supply for our operations if we fail to effectively integrate their businesses.

In addition, we may not be able to effectively identify appropriate businesses for strategic acquisitions, and the costs of identifying and consummating acquisitions may be significant. Acquisitions could result in the use of substantial amount of cash, potentially dilutive issuances of equity securities, the recognition of goodwill in connection with acquisitions, which may lead to significant impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Our acquisitions involved and may continue to involve performance-based purchase price adjustments, which may result in an increase in the cash or equity-based consideration. We may need approvals and licenses from applicable government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs and may derail our business strategy if we fail to do so. Any failure in relation to the potential strategic acquisitions, or other potential strategic alliances we may enter with various parties from time to time, may materially and adversely affect our business, financial condition, and results of operations.

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

We adopted an equity incentive plan in 2012 and a share incentive plan in 2022. The equity incentive plan adopted in 2012 expired in 2022. For the years ended December 31, 2021, 2022, and 2023, we recorded RMB548.5 million, RMB373.9 million, and RMB164.7 million (US$23.2 million), respectively, in share-based compensation expenses. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees

We are subject to risks associated with cash management activities.

We invest our cash reserved for future deployment in wealth management products for cash management purposes from time to time, which generates investment income. Our investments in wealth management products are associated with various risks. Under PRC law, banks and wealth management agencies are not allowed to contractually promise that the wealth management products that they offer are principal-guaranteed or will yield interest income. In addition, we are subject to risks that any of the banks or wealth management agencies that sell us wealth management products may not perform their contractual obligations, such as in the event of insolvency. As a result, the income generated from and the market value of the wealth management products that we purchase may be adversely affected. The aforementioned risks are subject to market and economic conditions. Government policies affecting wealth management products and our investment policy may also change in ways unfavorable to us. As we may continue to conduct those cash management activities, if any of the above adverse events occur, the products may fail to generate our expected return and we may even incur loss as a result.

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

We are presently involved in and expect to continue to be subject to legal or administrative actions for defamation, negligence, copyright and trademark infringement, unfair competition, breach of service terms, or other purported injuries resulting from the Zhihu content and the nature of our services. Such legal and administrative actions, with or without merits, may be expensive and time-consuming, may result in significant diversion of resources and management attention from our business operations, and may adversely affect our brand and reputation. As of the date of this annual report, we are not subject to any claims or allegations relating to intellectual property that will have material adverse effect to our business operations.

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

We are a public company in the United States and are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the New York Stock Exchange. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2023. In addition, as we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2023.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate understanding and knowledge of U.S. GAAP to handle complex accounting issues and to establish and implement key controls over period end closing and financial reporting to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management had concluded that the material weakness had been remediated and our internal control over financial reporting was effective as of December 31, 2022.

Our management has also concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report which appears on page F-2 of this annual report on Form 20-F.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading prices of our Class A ordinary shares and the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal liabilities.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business, financial condition, and results of operations.

The post-COVID macroeconomic environment in China and elsewhere globally continues to face challenges, which may have a severe and prolonged negative impact on the Chinese and global economy, including potential reductions in the advertising budget of our merchants and. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We face uncertainties associated with real name registration requirements.

In accordance with the Administrative Provisions on Mobile Internet Applications Information Services and Administrative Provisions on Account Names of Internet Users, among other laws and regulations, we impose real name registration requirements for all users in our Zhihu community when they sign up. When registering a Zhihu account, an individual user is required to submit her or his mobile phone number or alternative identification information, and a non-individual user is required to submit information of its business license and basic information of its designated person in charge of the account (including her or his real name, mobile phone number, identification card number, and other relevant identification documents). However, the laws and regulations on real name registration, data privacy, and the internet information services in general are evolving, the interpretation and implementation of which are subject to uncertainties. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Mobile Internet Applications Information Services” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Privacy” for more details. Any further rulemaking or intensifying regulations with respect to real name registration may increase our compliance burden and may adversely affect our user growth. In addition, we cannot assure you that all the information provided by our users is or will be accurate and free from fraudulent behaviors, which may adversely affect our compliance with the provisions on real name registration requirements. Furthermore, in light of the evolving industry and technological advancements, we face challenges in developing our capabilities to meet the evolving demand for providing more meaningful identity means for our users while staying in compliance with the regulatory developments on real name registration and user privacy protection. Any failure in compliance may materially and adversely affect our business and prospects.

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

We face risks relating to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

Our business could be adversely affected by the effects of health epidemics and other outbreaks. In recent years, there have been other breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu, or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general. The COVID-19 pandemic that first broke out in 2020 had caused us and certain of our business partners to implement series of measures to reduce the negative impact of the COVID-19 pandemic and to protect employees. Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were surges of COVID-19 infections in various regions in China during that time, the situation has been significantly improved and normalized since January 2023. There can be no assurance as to whether the COVID-19 pandemic and the resulting disruption to our business will extend over a prolonged period, and if yes, it could materially and adversely affect our business, financial condition, and results of operations.

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

From time to time, we purchase short-term investments, which mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, mostly held in state-owned or reputable financial institutions in China and reputable international financial institutions outside of China. Our short-term investments amounted to RMB2.2 billion, RMB787.3 million, and RMB1.8 billion (US$249.3 million) as of December 31, 2021, 2022, and 2023, respectively. The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, although we prudently manage our short-term investments portfolio and their respective term to ensure that they are readily convertible into cash from time to time in the event that there is a need for liquidity, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our investments in the future. If we incur such fair value losses, our liquidity, financial condition, results of operations, and prospects may be adversely affected.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as provision of commercial internet information services, internet culture activities, and internet audio-visual program services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition), or the 2021 Negative List, which were issued on December 27, 2021 by the NDRC and the PRC Ministry of Commerce and became effective on January 1, 2022, and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in enterprises engaging in internet culture activities except for music and providing internet audio-visual program services.

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

In the opinion of Jingtian & Gongcheng, our PRC legal counsel, (i) as of the date of this annual report, the ownership structures of our WFOEs and the VIEs in China do not violate any applicable and explicit PRC law and regulations currently in effect; (ii) subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders,” each agreement of the contractual arrangements between our WFOEs, the VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors’ rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of the PRC laws and policies thereto, and general equity principles; and (iii) each such agreement does not violate any applicable and explicit PRC law currently in effect.  There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of Jingtian & Gongcheng. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among our WFOEs, the VIEs, and their equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

In April 2024, Beijing Radio and Television Station, or BRTS, completed its investment of RMB0.2 million in Zhizhe Tianxia to acquire 1% of Zhizhe Tianxia’s enlarged registered capital. BRTS is not a party to the contractual arrangements currently in effect among Zhizhe Sihai, Zhizhe Tianxia, and other shareholders of Zhizhe Tianxia. Therefore, although we still enjoy economic benefits and exercise effective control over Zhizhe Tianxia and its subsidiaries, we are unable to mandatorily purchase, or have BRTS pledge, the 1% equity interests in Zhizhe Tianxia in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of the voting rights of the 1% equity interests. We believe Zhizhe Sihai still controls and is the primary beneficiary of Zhizhe Tianxia for accounting purposes, as it continues to have a controlling financial interest in Zhizhe Tianxia pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from applicable PRC government authorities. Pursuant to the 2021 Negative List, the value-added telecommunication services we provide fall within the restricted category. If our control over the VIEs through contractual arrangements is deemed as a foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may materially and adversely affect our business operations.

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

The tax regime in China is rapidly evolving, and there is significant uncertainty for taxpayers in China as PRC tax laws may be interpreted in different ways. The PRC tax authorities may assert that we or our subsidiaries or the VIEs owe and/or are required to pay additional taxes on previous or future revenue or income. In particular, under applicable PRC laws, rules, and regulations, arrangements and transactions among related parties, such as the contractual arrangements with the VIEs, may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities determine that any contractual arrangements were not entered into on an arm’s length basis and therefore constitute a favorable transfer pricing, the PRC tax liabilities of the applicable subsidiaries or the VIEs could be increased, which could increase our overall tax liabilities. In addition, the PRC tax authorities may impose late payment interest. Our profit may be materially reduced if our tax liabilities increase.

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

Pursuant to the 2021 Negative List, foreign investors are not allowed to hold more than 50% of the equity interests in any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage- forwarding, and call centers businesses. The 2021 Negative List also prohibits foreign investors from investing in internet audio-visual program services and internet culture activities with the exception of music. Even if the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests in value-added telecommunications enterprises, given the prohibition on foreign investment in internet audio-visual program services and internet cultural activities, we might still be unable to unwind the contractual arrangements to avoid becoming ineligible to operate our value-added telecommunication, internet audio-visual program, and internet culture activities businesses or suspending operations of these businesses. In the event that we become ineligible to operate, or are forced to suspend, these businesses, our business, financial condition, and results of operations could be materially and adversely affected.

Pursuant to the contractual arrangements, we have the exclusive right to purchase all or any part of the equity interests in the VIEs from the respective equity holders for a nominal price, unless the government authorities or PRC laws request otherwise, in which case the purchase price shall be adjusted to a minimum amount that meets the requirements. Subject to applicable laws and regulations, the respective equity holders shall return any amount of purchase price they have received to the respective WFOE. If such a return of purchase price takes place, the competent tax authority may require the WFOE to pay enterprise income tax for ownership transfer income, in which case the amount of tax could be substantial.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our financial condition, results of operations, and prospects are influenced by economic, political, and legal developments in China. While the PRC economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or equitable across sectors. The growth of the Chinese economy may not continue at a rate experienced in the past. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations.

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

In addition, new laws and regulations may be enacted from time to time, and PRC laws, rules, and regulations can evolve quickly. Substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing internet companies with respect to a wide range of issues, such as anti-unfair competition and antitrust, privacy and data protection, intellectual property, and other matters, which may result in additional obligations imposed on us. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, and results of operations.

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

The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, on July 6, 2021, two PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which specify targets such as strengthening the administration and supervision of overseas-listed China-based companies and clarifying the responsibilities of domestic industry regulatory authorities and other regulatory authorities. However, these opinions leave uncertainties regarding the interpretation and implementation of these opinions. There is no assurance that any new rules or regulations promulgated in the future will impose additional requirements on us. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, a domestic company that seeks to offer or list its securities overseas, directly or indirectly, should fulfill filing procedures with, and report relevant information to, the CSRC. If the domestic company fails to complete the filing procedures, conceals any material fact, or falsifies any major content in its filing documents, the domestic company may be subject to administrative penalties, such as order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the persons directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Item 4. Information on the Company—B. Business Overview—Regulations—M&A Rules and Overseas Listing.” However, since the Overseas Listing Trial Measures was relatively new, its interpretation, application, and enforcement remain unclear.

In a Q&A released on the CSRC’s official website, an CSRC official respondent indicated that companies that have been listed overseas are not required to complete the filing procedures immediately, and these listed companies should complete the filing procedures with respect to their future overseas financings. Given the substantial uncertainties regarding the CSRC filing requirements currently, we cannot assure you that we will be able to complete the CSRC filings and fully comply with the new rules on a timely basis with respect to our future overseas security issuances, or at all.

In addition, on November 14, 2021, the CAC published the draft of the Administrative Regulations for Internet Data Security for public comments, according to which, among others, a foreign listing of data processors processing personal information of over one million users and listing in Hong Kong by data processors that affects or may affect national security must apply for cybersecurity review. In addition, on December 28, 2021, the CAC and several other PRC government authorities jointly issued the Cybersecurity Review Measures, according to which, among others, if an internet platform operator has personal information of over one million users and pursues a foreign listing, it must be subject to the cybersecurity review. The Cybersecurity Review Measures took effect on February 15, 2022. As the draft of the Administrative Regulations for Internet Data Security have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the draft regulations will be enacted, interpreted or implemented and how they will affect us.

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

The internet and mobile internet industries in China are highly regulated. The VIEs and their subsidiaries are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory regime, a number of regulatory authorities, including but not limited to the PRC National Radio and Television Administration, the PRC Ministry of Culture and Tourism, the MIIT, the PRC State Council Information Office, and the CAC, jointly regulate all major aspects of the internet industry, including the mobile internet and online content communities. Operators must obtain various government approvals and licenses for applicable businesses.

We have obtained, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, for the provision of commercial internet information services, Internet Cultural Business Licenses, for commercial internet culture activities, Radio and Television Program Production and Operation Licenses, an Internet Medicine Information Services Qualification for non-commercial internet medicine information services, and Publication Operation Licenses through the VIEs and their subsidiaries.

We offer content in various formats, including certain video and live streaming content on our Zhihu app and website operated by Zhizhe Tianxia, and we plan to continue to offer video and live streaming content in our community. As such content offerings are considered as online transmission of audio and video programs, we may be required to obtain a Permit for Transmission of Audio-Visual Programs via Information Network, or an Audio-Visual Permit. Zhizhe Tianxia, the operator of our Zhihu app and website, does not hold the Audio-Visual Permit, but has registered with the National Internet Audio-Visual Platforms Information Registration and Management System instead. Based on our consultation with the National Radio and Television Administration, Zhizhe Tianxia is able to carry on its provision of video and live streaming contents on our Zhihu app and website upon registration with the National Internet Audio-Visual Platforms Information Registration and Management System. However, if the PRC regulatory authorities deem that we are not in compliance with the legal requirements of holding a valid Audio-Visual Permit to cover the video and live streaming content in our community, we may be subject to fines, penalties, and/or orders to cease offering video and live streaming content, shut down website or revoke licenses, which may materially and adversely affect our business, financial condition, and results of operations. In addition, certain information posted on our Zhihu app and website by our users may be viewed as news information and the transmission of such information may be deemed as internet news information services, thereby requiring us to obtain an internet news information license. We cannot assure you that we will be able to obtain all the licenses necessary for our business operations if and when we are required to do so. Moreover, as we are and will continue to further develop and expand our business, we may need to obtain additional qualifications, permits, approvals, or licenses. We may also be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our business. There is no assurance that we will be able to obtain such additional qualifications, permits, approvals, or licenses in a timely manner, or at all.

These licenses are essential to the operation of our business and are generally subject to regular government review or renewal. We cannot assure you that we will be able to maintain our existing licenses or permits necessary for our business operations, update information (such as website, apps, or legal representative) on file, or renew any of them when their current term expires.

In addition, considerable uncertainties exist in relation to the interpretation and implementation of existing and future laws and regulations governing our business activities. We could be found not in compliance with any future laws and regulations or of the laws and regulations currently in effect due to changes in the authorities’ interpretation of these laws and regulations. If we fail to complete, obtain, or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of unlawful gains, the imposition of fines, revocation of licenses, and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations, or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition, and results of operations.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.

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

Pursuant to the HFCAA, as amended by the Consolidated Appropriation Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

Shareholder claims or regulatory investigation that are initiated in or otherwise relevant to jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other requirements for providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs and Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and materially and adversely affect our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or the EIT rate, on its global income. Pursuant to the implementation rules of the Enterprise Income Tax Law, “de facto management body” is defined as the organization body that effectively exercises full management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.

On April 22, 2009, the State Taxation Administration released the Notice of the State Taxation Administration Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, that sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. Further to STA Circular 82, on July 27, 2011, the State Taxation Administration issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or STA Bulletin 45, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 was later revised on June 15, 2018. STA Bulletin 45 clarifies certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the PRC Anti-Monopoly Law, these laws and regulations include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which were adopted by six PRC regulatory authorities in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulate that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with requirements of the applicable regulations to complete these transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

On February 3, 2015, the PRC State Taxation Administration issued the Bulletin of the State Taxation Administration on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, which provides comprehensive guidelines relating to, and also heightens the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident enterprise of PRC taxable assets. Under STA Bulletin 7, the PRC tax authorities are entitled to reclassify the nature of an indirect transfer of PRC taxable assets, when a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets, by disregarding the existence of such overseas holding company and considering the transaction to be a direct transfer of PRC taxable assets and without any other reasonable commercial purpose. However, STA Bulletin 7 contains certain exemptions, including (i) where a non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market; and (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement.

On October 17, 2017, the PRC State Taxation Administration issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or STA Circular 37, which became effective on December 1, 2017 and abolishes certain provisions in STA Bulletin 7. STA Circular 37 further clarifies the practice and procedure of withholding non-resident enterprise income tax. Pursuant to STA Circular 37, where the party responsible to deduct such income tax did not or was unable to make such deduction, or the non-resident enterprise receiving such income failed to declare and pay the taxes that should have been deducted to the tax authority, both parties may be subject to penalties. The taxable gain is calculated as balance of the total income from such transfer net of the net book value of equity interest.

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

A number of our PRC operating entities enjoy various types of preferential tax treatment pursuant to the prevailing PRC tax laws. Our PRC subsidiaries and VIEs may, if they meet the applicable requirements, qualify for certain preferential tax treatment.

For a qualified “high and new technology enterprise,” the applicable enterprise income tax rate is 15%. For a qualified “small low-profit enterprise,” the applicable enterprise income tax rate is 20%. Each of Zhizhe Sihai and Beijing Qingzhong Education Technology Co., Ltd., a subsidiary of our company, was certified as a “high and new technology enterprise,” and some of our PRC subsidiaries were qualified as “small low-profit enterprises” under the PRC laws and regulations. If these entities fail to maintain their respective qualification under the PRC laws and regulations, their applicable enterprise income tax rates may increase to up to 25%, which could materially and adversely affect our financial condition.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the PRC State Administration of Foreign Exchange or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered with the PRC State Administration for Market Regulation or its local counterparts, and filed with the Ministry of Commerce or its local counterparts.

On March 30, 2015, the PRC State Administration of Foreign Exchange promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19. SAFE Circular 19 allows foreign invested enterprises in China to use their registered capital settled in Renminbi converted from foreign currencies to make equity investments, but the registered capital of a foreign invested company settled in Renminbi converted from foreign currencies remains not allowed to be used, among other things, for investment in the security markets, or offering entrustment loans, unless otherwise regulated by other laws and regulations. On June 9, 2016, the State Administration of Foreign Exchange further issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which, among other things, amended certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to non-affiliates unless otherwise permitted under its business scope. On October 23, 2019, the State Administration of Foreign Exchange promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, last amended by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated by SAFE on December 4, 2023. SAFE Circular 28 removed the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. If the VIEs require financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIEs’ operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our overseas offerings to our PRC subsidiaries and convert the net proceeds into Renminbi, which may adversely affect our business, financial condition, and results of operations.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our resident shareholders or beneficial owners in China fail to comply with PRC foreign exchange regulations.

The State Administration of Foreign Exchange issued the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014. SAFE Circular 37 requires PRC residents, including PRC individuals and institutions, to register with the State Administration of Foreign Exchange or its local branches in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents must update their foreign exchange registrations with the State Administration of Foreign Exchange or its local branches when the offshore special purpose vehicle in which such residents directly hold the equity interests undergoes material events relating to any change of basic information (including change of such PRC individual shareholder, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by SAFE Circular 37, fails to fulfill the required foreign exchange registration with the local branches of the State Administration of Foreign Exchange, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the registration with the State Administration of Foreign Exchange described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

On February 13, 2015, the State Administration of Foreign Exchange promulgated a Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular 37, with qualified banks, instead of the State Administration of Foreign Exchange or its local branches. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and therefore, we may not be able to identify all our shareholders or beneficial owners who are PRC residents to ensure their compliance with SAFE Circular 37 or other related rules. In addition, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by SAFE Circular 37 or other related rules in a timely manner. Even if our shareholders and beneficial owners who are PRC residents comply with such request, we cannot provide any assurance that they will successfully obtain or update any registration required by SAFE Circular 37 or other related rules in a timely manner due to many factors, including those beyond our and their control. If any of our shareholders who is a PRC resident as determined by SAFE Circular 37 fails to fulfill the required foreign exchange registration, they could be subject to fines or legal penalties, our PRC subsidiaries may be prohibited from distributing their profits and dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries, which may adversely affect our business.

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

Restrictions on the remittance of Renminbi into and out of China and governmental regulations of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes regulatory measures on the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. We receive substantially all of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. We may convert a portion of our revenue into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our Class A ordinary shares or the ADSs, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior the approval of the State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from or registration or filings with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Pursuant to SAFE Circular 19, a foreign-invested enterprise may convert up to 100% of the foreign currency in its capital account into Renminbi on a discretionary basis according to the actual needs. SAFE Circular 16 provides for an integrated standard for conversion of foreign exchange under capital account items on a discretionary basis, which applies to all enterprises registered in China. In addition, SAFE Circular 16 has narrowed the scope of purposes for which an enterprise must not use the Renminbi funds so converted, which include, among others, (i) payment for expenditure beyond its business scope or otherwise as prohibited by the applicable laws and regulations, (ii) investment in securities or other financial products other than banks’ principal-secured products, (iii) provision of loans to non-affiliated enterprises, except where it is expressly permitted in the business scope of the enterprise, and (iv) construction or purchase of non-self-used real properties, except for real estate developers. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions or capital account transactions in the future. If the foreign exchange regulatory system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency needs, we may not be able to pay dividends in foreign currencies to our shareholders. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of Renminbi into or out of China.

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

In February 2012, the State Administration of Foreign Exchange promulgated the Notices of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year participating in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the State Administration of Foreign Exchange through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company is an overseas-listed company. Failure to complete registrations with the State Administration of Foreign may subject us or these employees to fines and legal penalties and may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC law.

In addition, the PRC State Taxation Administration issued multiple circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face penalties imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Stock Incentive Plans” for further details.

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

Any of these factors may result in large and sudden changes in the price and volume at which our Class A ordinary shares or the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares or the ADSs. Volatility or a lack of positive performance in the price of our Class A ordinary shares or the ADSs may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives. In December 2023, we received a letter dated December 28, 2023 from the New York Stock Exchange, notifying us that we were below compliance standards set forth in Section 802.01C of the NYSE Listed Company Manual due to the trading price of the ADSs. However, even though we regained compliance with the continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual or the alternative criteria, there can be no assurance that we will maintain our compliance with any other listing standards of the NYSE Listed Company Manual in the future. We cannot guarantee that the ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If the New York Stock Exchange determines to delist the ADS, or if we fail to list the ADSs on other stock exchanges or find alternative trading venue for the ADSs, the market liquidity and the price of our Shares and our ability to obtain financing for our operations could be materially and adversely affected. As a result, in such event, holders of our Shares could find it difficult to sell their shares.

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

As of March 31, 2024, Mr. Yuan Zhou beneficially owned 19,180,535 Class A ordinary shares and 17,674,043 Class B ordinary shares, representing 42.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our Class A ordinary shares or the ADSs could be greatly reduced or rendered worthless.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our eleventh amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in Hong Kong courts or state or federal courts of the United States.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

Based upon the nature and composition of our income and assets, and the market price of the ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of the ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Item 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

In late 2010, our founder, Mr. Yuan Zhou, founded Zhihu. Between 2010 and 2012, Zhihu was a by-invitation-only Q&A community. Zhihu opened up registration to the general public in 2013 and has since grown into one of the largest comprehensive online content communities in China. We started to offer online advertising in 2016, introduced paid content in 2018, started our paid Yan Selection membership program in the first half of 2019, and we formally launched our content-commerce solutions in early 2020. We have continued to expand our content-centric monetization channels since 2020, including offering vocational training. At the beginning of 2023, we optimized our organizational structure by combining our advertising and content commerce solutions services into a “marketing services” business, offering our merchants and brands more effective and comprehensive marketing solutions.

We established Zhihu Technology Limited under the laws of the Cayman Islands as our offshore holding company in May 2011, and later changed its name to Zhihu Inc. in October 2020.

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

In July 2023, we gained control over Wuhan Xinyue by entering into a series of contractual arrangements through Wuhan Bofeng with Wuhan Xinyue and its shareholders.

Our principal executive offices are located at 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is +86 (10) 8271-6605. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our website is http://www.zhihu.com. The information on our websites should not be deemed to be part of this annual report.

B.Business Overview

Overview

Zhihu is an iconic online content community where people come to find solutions, make decisions, seek inspiration, and have fun. On Zhihu, our users explore and enjoy content that broadens horizons, provides solutions, and resonates with minds, ranging from daily life choices such as purchasing a television or a mobile phone, choosing an inspirational holiday hide-away, a puzzle book, or a reality show, to sophisticated knowledge or unique experience such as learning about the latest generative AI technology or watching the opening ceremony of the 19th Asian Games. Our content also addresses life decisions such as selecting a college or a good exam preparation program, making career choices, managing a relationship, or expecting a baby. A full spectrum of high-quality content on Zhihu appeals to an ever-growing user base and content creators, who have come to Zhihu to share their knowledge, experience, and insights. Zhihu goes beyond that first question and brings people together through their commonality.

Since we launched our business in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. Alongside our development, we have formed a content-centric business model, which continues to evolve. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. In 2023, Zhihu had 105.3 million average MAUs and 14.5 million average monthly subscribing members. As of December 31, 2023, Zhihu had 71.3 million cumulative content creators, who had contributed 774.7 million cumulative pieces of content covering over 1,000 verticals. We continue to leverage our content-centric business model and launched new monetization channels such as vocational training programs. However, we believe that we are still at an early stage of monetization with significant runway for growth across multiple monetization channels.

The Zhihu model is centered around a virtuous cycle seeking to achieve a content equilibrium between what our content creators contribute and what our users consume. We continually reinforce Zhihu’s technological foundation and strive for optimal monetization to deliver value to our shareholders and other stakeholders.

Our users and content creators actively interact with each other and share knowledge, experience, and insights, forming a content ecosystem spanning a wide range of verticals and topics across diverse content forms. Our deep content and user insights play an essential role in optimizing user experience and maintaining robust community governance, which reinforces our community culture of sincerity, expertise, and respect. Our community culture and trustworthy brand serve to fortify our content ecosystem, which attracts more users and content creators to our community and keeps them engaged. Our advanced technological infrastructure plays a pivotal role in multiple facets of our business, including user comprehension, content quality assessment, promotion of engaging content, user interaction, and community cultivation, as well as the enhancement of our content and service portfolio, all contributing to the establishment of a trustworthy brand. As we continue to enhance user experience and serve our users, content creators, and business partners, we have established diverse and extensive content-centric monetization channels. This self-reinforcing ecosystem has emerged as we have grown and continues to solidify our leadership.

Our Progress in AI

In 2023, we continued to advance our technological development through internal initiatives, highlighted by our exploration of generative AI. We firmly believe the recent developments in AI technology have unleashed significant opportunities for Zhihu to better serve users, among other possibilities. In April 2023, we launched our first Large Language Model, Zhihaitu AI, which has now been developed to hundred-billion parameters and received regulatory registration in November 2023. We consistently strive to upgrade the overall experience of our community, particularly in terms of improving the efficiency of the search function for users, enhancing the effectiveness of content recommendations, and empowering content creation to further enhance our content ecosystem.

Leveraging the abundant data and high-quality contents accumulated in our community, we are exploring more potential application scenarios to better support our content creators, optimize our user experience, and boost our monetization efficiency. With our advancements in AI, we are confident we can leverage the capabilities of generative AI technology to further enhance our community ecosystem.

Zhihu Content

Zhihu’s comprehensive, high-quality content is continually enriched by our content creators with systematic support from our content operations, reinforcing Zhihu’s reputation as a trustworthy online content community. We continue to foster our community culture by encouraging the creation of fulfilling content, refining the experience of our users and content creators, and upgrading our technology infrastructure.

Content Offerings

We are a UGC-based online content community, where content creators contribute a wealth of knowledge, experience, and insights. Zhihu’s content is presented in diversified forms and features such as Q&As, articles, videos, live streaming, and groups. Our community had 774.7 million cumulative pieces of content as of December 31, 2023. Our comprehensive content covers more than 1,000 verticals. Popular categories include career development, science and engineering, art, consumer digital, movies and short stories, business and finance, mother and baby care, lifestyle and fashion, sports, and games, among others. Various distribution channels are available for users to effectively and efficiently explore the Zhihu content, such as feeds, searches, trending topics, and follows. As a comprehensive online content community, we seek to maintain a diverse portfolio of content offerings. To that end, we have deepened penetration in our cornerstone verticals through various means, such as inspiring content creators to engage with in-depth content generated by professional users.

Zhihu’s content is primarily organized in the Q&A format, as we believe that Q&A is an intuitive and efficient way to inspire and facilitate discovery, learning, discussion, and engagement. A question may begin trending immediately, attracting a string of answers of different lengths, styles, and perspectives. A question may also remain relevant and accumulate answers over a long period of time, reflecting the timeless value of such content. As we accumulate experience in comprehending content through understanding users and content creators through our TopicRank algorithms, we are able to effectively facilitate creation of high-quality content and its distribution to users for consumption. In addition to Q&As, Zhihu’s content can be contributed in the form of articles to facilitate more focused discussions in particular fields and to build systematic knowledge graphs. Users can also form and join groups to explore their commonality.

Aside from the Zhihu content available to all users, we offer a paid Yan Selection membership program where we curate premium content for our subscribing members. Our premium content primarily consists of works contributed by professional or experienced content creators and high-quality works licensed by third parties. As of December 31, 2023, the Yan Selection membership program offers access to 4.9 million pieces of premium content, such as fictional stories and novels, other books and magazines, live and recorded lectures, and audio books, serving a wide range of users who consume content for pleasure or for acquiring knowledge and skills, as well as those searching for credible references. Our continuous expansion of premium content offerings aims to unlock commercialization potential and benefit a broader audience. In May 2023, we officially launched Yanyan Story, an app dedicated to boutique short-form stories for subscribing members who prefer a dedicated and immersive reading experience. We are also diligently expanding other premium content offerings to satisfy the demands of our expanding subscriber base, which incentivizes further growth of our subscribing members, strengthens our trustworthy brand image, and effectively contributes to the rapid growth in paid membership revenue.

Content Operations

The Zhihu model is based on a content equilibrium between what our content creators contribute and what our users consume. Our content operations rely on our overall comprehension of content through our “fulfilling-ness” approach and our understanding of content creators, informed by our TopicRank algorithms. Leveraging our evolving and growing technological capabilities, we strive to maintain and enhance the fulfilling-ness and credibility of our content. We believe that our unique content operating approach this “fulfilling-ness” approach, combined with our TopicRank algorithms, holistically deepens our comprehension of the Zhihu content, which fuels all aspects of our business.

We continually iterate TopicRank algorithms over time to enhance our understanding of content creators to help us comprehend our content ecosystem. As content creators continue to contribute content on Zhihu, our TopicRank algorithms continually assess content through the understanding of content creators based on their contributions and engagements, as well as other users’ engagements with their contributions. A content creator perceived as an expert by our TopicRank algorithms in a field, whether major or minor, typically carries more weight in that field for future assessments. Content quality is not merely determined by the content’s popularity or number of upvotes. Our TopicRank algorithms assess the quality of content based on all relevant information available to Zhihu and regularly update such assessments. Our high-quality content portfolio and accumulated user engagement data optimize TopicRank’s effectiveness. These continuing iterations create a virtuous cycle, enhancing the quality of Zhihu’s content through our continually refined understanding of content creators and contributing to effective content creation, distribution, and consumption on Zhihu.

Through years of relentless work in enhancing user experience, we have come to understand that users love Zhihu’s content for its ability to broaden horizons, provide solutions, and resonate with minds. We continuously refine this deepened understanding through insights from our operations and technology teams. Leveraging technology, we optimize content operation and reassessment. We remain committed to utilizing our technological capabilities, including artificial intelligence, natural language processing, and machine learning to optimize our daily content operations.

We have years of experience in identifying and promoting worthwhile questions and then using an AI-powered question routing system to invite users to answer questions that correspond to their interests and expertise.

This not only incites users’ desire to create but also helps new users in quickly getting started with answering questions. We also offer productivity tools to help content creators efficiently produce high-quality short-form content to capture users’ evolving demand for reading in their fragmented time. We use a feed recommendation algorithm and a search system to efficiently distribute content of interest to users. Users can browse their personalized home feeds on the Zhihu app and the Zhihu website based on their profiles and prior behaviors, and search keywords to quickly access relevant content. As our search functions become more popular, we are increasingly recognized by Chinese netizens as a go-to destination to find trustworthy answers to their questions. Users can see updates from content creators and topics that they have followed, read trending topics, watch videos, and browse channels to discover content.

From time to time, we also launch various initiatives and campaigns to further enhance the depth, breadth, and quality of our content. We focus on promoting timely content, which covers a wide spectrum of trending events to satisfy the needs of our diverse user base. We have a dedicated content operation team to facilitate content creation and distribution relating to the most notable events from time to time. We also collaborate with various media to ensure our content regularly covers popular events of interest to the general public.

Content Creators

The Zhihu brand has inspired our users to become active contributors and content creators. As a UGC-based online content community, we take pride in the 71.3 million cumulative content creators who have collectively contributed 774.7 million cumulative pieces of content , including 592.8 million cumulative Q&As, to our community as of December 31, 2023. Our users and content creators complement each other in our content ecosystem, sharing their collective intelligence to create a marketplace of answers. We strive to empower them to generate high-quality content and foster content diversity. Through our efforts in discovering, developing, and supporting content creators, we help realize and unlock the potential of each content creator, regardless of their background or field of specialty. This approach enables us to convert more users into content creators.

We understand and support the different needs of content creators at different stages. Our Q&A format serves as a catalyst for creativity, encouraging users to become content creators in the Zhihu community by contributing their first piece of content. Our technology can help content creators select the right topics tailored to their interest and expertise. For example, our AI-powered question routing system distributes questions suitable for entry-level content creators, gradually advancing in complexity as content creators become more experienced. In addition, we provide ongoing support and guidance to content creators to encourage the frequency of content creation, including rewarding them financially for their creative works through various channels, such as income for creation of quality commercial and premium content, commissions from Recommended Goodies, and other initiatives. For example, our upgraded Haiyan Plan 5.0 will center around new-generation professionals, motivating them with highly efficient tools to realize their monetization potential. In April 2023, we upgraded our professional creator identification recognition function to indicate verified professional identity of our content creators.

Zhihu Users

We have a large, vibrant, and growing user base. We had average MAUs of 95.9 million, 101.3 million and 105.3 million in 2021, 2022, and 2023, respectively. Our user base is also young and diverse. As of December 31, 2023, over 74.1% of our active users were under 30, and female users accounted for 60.5% of our total number of active users in December 2023. We aim to continue to expand and further diversify our user base and serve a broader set of internet users.

Our users can leverage a series of features to foster active engagement within the Zhihu community. For example, they can upvote and downvote answers and comments, which play an instrumental role in our community engagements. Users can also identify and invite other users to answer any specific questions in our community. Furthermore, we offer other engagement features including comments, likes, follows, favorites, and shares. These features collectively enhance user participation and contribute to the vibrant and interactive environment of the Zhihu community.

Our users are instrumental in building and maintaining our community culture of sincerity, expertise, and respect. We provide a set of comprehensive community identity and recognition systems that strengthen users’ sense of community belonging. Our high-quality content and strong brand have enabled us to effectively expand our user base while maintaining user loyalty.

We have implemented a systematic approach in managing our user growth. Our product, content, community governance, technology, and sales and marketing teams collaborate closely with our experienced management team to align and execute our user growth strategies, ensuring optimized user acquisition. We also strategically deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. To adapt to dynamic market conditions and competitive landscape, we consistently review and refine our user growth strategy. For example, we prioritize promoting Zhihu as an online community where everyone can find their own answers to attract users with broader and more diverse backgrounds. We also emphasize our strength as the go-to online community for content coverage on trending topics with significant social impact.

Our Monetization

We have adopted a multi-engine, content-centric monetization approach. We derive revenues from marketing services, paid membership, vocational training, and other services such as sales of our private label products and book series.

Marketing Services

At the beginning of 2023, we optimized our organizational structure by combining our advertising and content commerce solutions services into a “marketing services” business, offering our merchants and brands more effective and comprehensive marketing solutions. Currently, our marketing services primarily consist of online advertising services and content-commerce solutions.

Our online advertising services help merchants and brands deliver advertisements effectively to their targeted audience. Our customers are generally attracted by our expanding user base, high-quality user profiles, and the content generated in our community. They typically select target audiences based on user profiles and review performance indices instead of specifying target content categories or monitoring other similar metrics. Our online advertising services primarily include launch-screen and feed advertisements. Advertisements can be placed in various areas on our Zhihu app and website in diverse formats. Merchants and brands can place display-based or performance-based advertisements. We charge display-based advertisements by the cost-per-mille model, and charge performance-based advertisements by the cost-per-click model and cost-per-mille model. The pricing of our advertising is determined based on our internally-set price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of customers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on the marked price for our advertising services.

Our innovative content-commerce solutions provide merchants and brands with online marketing solutions that are seamlessly integrated into our online content community. Unlike traffic-based online marketing, our content-commerce solutions adopt a content-based approach focusing on the content itself and its appeal to targeted audiences to help merchants and brands engage with their target consumers in a more direct, accurate, and effective manner. Content-commerce solutions enable merchants and brands to craft compelling commercial content showcasing their products and services, which can be distributed by and remain relevant to our users over an extended period, thereby amplifying our clients’ branding efforts. Typically, the lifespan of such content varies from a few days to a year. Such content is seamlessly embedded into answers, articles, and videos on Zhihu, to effectively capitalize on users’ actionable intent. By embedding high-quality commercial content within relevant context, readers are more likely to respond positively, resulting in superior marketing outcomes. In addition, by collaborating with us and utilizing our content-commerce solutions, content creators can assist merchants and brands in brand building, sales enhancement, and other promotional objectives.

We are continuing to enhance the effectiveness of our marketing services based on more accurate distribution to users and enhanced digital experience powered by technology with more diverse marketing service offerings. In 2023, we have established a feedback mechanism for data collaboration with e-commerce platforms like Taobao and JD.com. Leveraging visualized data, we help merchants and brands achieve their business objectives more effectively by boosting add-to-cart rates, store visits, and category penetration rates, as well as lowering customer acquisition costs.

Paid Membership

Our Yan Selection membership program provides our subscribing members with access to our premium content library, serving a wide range of users who consume content for pleasure or acquiring knowledge and skills, as well as those who seek credible references. We offer subscription plans for our Yan Selection membership and offer trials to attract more members. Our subscription plans are offered for monthly, quarterly, and annual membership services. In comparison to freely accessible content, our premium content available through the paid membership subscription program primarily consists of content generated by content creators on our platform, some of whom are professionals, and user-generated content licensed from third parties on a compensated basis. Specifically, these third parties primarily include professional or experienced content creators who provide commissioned works and copyright holders that grant us licenses for specific copyrighted works. We also offer an on-demand access option to our content library to supplement our Yan Selection membership program. In 2023, we had an average of 14.5 million monthly subscribing members, increased by 47.5% from 9.8 million in 2022. We expect to expand our paid membership services by continually enhancing the quality of our premium content, including professionally generated and professional user-generated content, while diversifying the spectrum of our premium content library.

Vocational Training

We launched our vocational training service in 2020. We offer a diverse course portfolio primarily focusing on professional qualification exams and other vocational education, which is a valuable supplement to our content offerings. Our vocational training service has experienced rapid growth since its launch. In 2023, we generated RMB565.6 million (US$79.7 million) in revenues from our vocational training services.

We utilize our existing technological infrastructure, including our content distribution engine, customer relationship management, data management platform, and transaction system, to advance the development of our vocational training services. We attract users by creating and distributing content that stimulates users’ interest in topics that relate to our courses and that encourages users to purchase such courses. In addition to our proprietary vocational training business, we also conduct strategic acquisitions to strengthen our content supply. Since 2021, we have enriched the content supply for our vocational training services through acquisitions of equity interests in companies that provide certain vocational training courses. Our well-rounded product and service spectrum now covers Postgraduate Entrance Examination, Civil Service Examination, ESG, CFA and CPA examinations, language testing, and writing or data analytical skills and AGI, among others.

Other Monetization Channels

As part of our efforts to grow our content portfolio and cater to the evolving trend of our users’ content consumption, we continue to identify and introduce additional products and services. We believe that there are significant monetization opportunities across many of our content domains, such as e-commerce, where users are highly engaged and we have accumulated a vast repository of content.

Our e-commerce operations enable content creators to seamlessly integrate actionable utilities in their content to introduce and recommend products to our users. We currently drive traffic externally to third-party e-commerce platforms, which pay us commissions based on pre-agreed percentages of the relevant GMV realized on these platforms. We then split the commissions with the respective content creators.

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

Zhihu Community Governance

We maintain community culture through our comprehensive community governance system, comprising our users, protocols, and algorithms. These elements interact with one another to build and enhance our culture.

Our community governance team actively identifies and addresses content that violates our community guidelines, leveraging a combination of proprietary know-how, AI-powered content assessment algorithms, and established systems and protocols honed over years of operations. We analyze content, assess user behaviors and interactions, and ultimately enhance the quality of our content portfolio. As a result, content quality plays a pivotal role in determining the order by which content is presented. Influential, reputable, and well-recognized users generally have more weight in the content assessment process. Through years of experience, we have accumulated a set of community guidelines in addition to our community by-laws and terms of service to help regulate all major aspects of our community’s operations and activities.

People within the Zhihu community value our culture and are willing to help safeguard an environment where everyone is encouraged to share their knowledge, experience, and insights, while treating each other with respect. For example, our users can actively participate in community governance by initiating and participating in the dispute review process, and certain users can even become “jurors” on Zhihu to assist with fact-finding in community disputes.

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

Our content-centric approach to boosting our brand recognition and our marketing also includes collaborations with celebrities, targeted event campaigns, fans events, and partnerships with major TV stations and online video platforms in China. Leveraging the inherent trustworthiness and recognition associated with the Zhihu brand, our marketing strategy to combine brand building with user growth enables us to benefit from a lower customer acquisition cost and achieve a faster rate of user growth.

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

TopicRank sets the technological foundation of Zhihu as a trustworthy online content community from the content creator perspective. Powered by our AI capabilities, TopicRank assesses content through understanding of content creators and is continually refined by machine learning technology and our proprietary know-how and data insights derived from our decade-long operations. We have been enhancing TopicRank’s iterative process by allowing an overlay of our “fulfilling-ness” approach, leveraging our deepened understanding of content. As part of our efforts in developing and implementing our “fulfilling-ness” approach, we are applying various technical means, including AI, machine learning, and natural language processing, in cultivating our technological capability of identifying and promoting “fulfilling content.” We believe that we are uniquely positioned to cultivate the “fulfilling-ness” approach by leveraging our extensive content portfolio and over a decade of operating experience.

We use an intelligent question routing system to accurately invite users to contribute their answers. Based on the analysis of a particular question and data insights on users, the question routing system identifies users who have created content (preferably with positive feedback by other users) or shown interest in the relevant field based on user profiles and behaviors, and distributes the question to these users, prompting for a response. In addition, we also supply content creators with a suite of productivity tools to assist in creating content in various forms and easily editing texts, images, and videos.

We also use a feed recommendation system and a search system to efficiently distribute content of interest to users. The feed recommendation system creates personalized home feeds when users access the Zhihu app and website based on user profiles and behaviors. The feed recommendation system enables us to optimize user experience and improve the signal-to-noise ratio. We continue to improve both the feed recommendation and search systems through TopicRank and machine learning technology.

We apply multiple technologies based on natural language processing (NLP) to understand and respond to content, users, and their behaviors and interactions, ultimately to enhance the culture of the Zhihu community. We maintain and develop knowledge graphs to arrange content in a structured system, and, with the accumulation of information over years of operations, to organize and present knowledge, experience, and insights for users. We use graph-embedding machine learning models to analyze interactions between users and determine user affinity, which, together with other factors, helps to refine our assessment of the appropriateness of any particular content and determine corresponding reactions. We also use AI-powered proprietary systems to defend against inappropriate content. In addition, we have implemented AI-powered systems to enhance our ability to understand and manage video content. We believe that we are one of the few online content market players capable of managing content by recognizing tones and attitudes expressed by users under complex context and circumstances.

Our research and development team are comprised of highly qualified employees, substantially all of whom held Bachelor’s or higher degrees as of December 31, 2023. We plan to continue to invest in technology and innovation to enhance user and customer experience.

User Privacy and Data Security

Data security is crucial to our business operations. We have internal rules and policies to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before accessing our products and services, under which they consent to our collection, use, and disclosure of their data in compliance with applicable laws and regulations.

When our users access and interact on Zhihu, we collect certain personal information, including name, email address, mobile number, ID number, behavioral data, and other personal information. We first obtain consent from our users to collect, store, and transmit data for providing services to them on Zhihu. Our data privacy policy agreed to by our users describes our data practices in our operations. We do not use any data for any purpose other than those specified in the data privacy policy agreed to by our users.

We store all the data accumulated in our operations in-house. At present, we do not engage in any data sharing arrangement with external parties, nor do our operations entail any cross-border data transfer. From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and are required to go through strict internal approval procedures before operating on such data. We also have entered into confidentiality agreements with employees and organized trainings to strengthen their awareness of data privacy and protection. In addition, we adopt a data encryption system intended to ensure the secured storage and transmission of data and prevent any unauthorized public member or third parties from accessing or using our data in any unauthorized manner. We have implemented internal controls to ensure that user data is protected, and that leakage and loss of such data is avoided. Furthermore, we have appointed a team of dedicated data protection professionals who are responsible for designing and monitoring data security management and emergency response. Data access attempts by any third party are subject to our evaluation and approval procedure based on the necessity and scope of the attempts and appropriate consent from our users. We typically provide third parties with anonymous and desensitized personal information and require such third parties to undertake equivalent data protection measures.

To date, we have not been subject to any material fines or other material penalties due to non-compliance with data privacy and security laws or regulations. Based on the foregoing, Jingtian & Gongcheng, our PRC legal counsel, is of the view that we are in compliance with currently applicable PRC data privacy and cybersecurity laws and regulations that may have a material adverse effect on our business, financial condition, or results of operations in all material respects as of the date of this annual report.

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2024, we had 80 registered patents, 121 pending patent registration applications, 1,346 registered trademarks, 1,107 pending trademark registration applications, registered copyrights to 22 pieces of software, and 19 domain names (including zhihu.com). As of the date of this annual report, we are not subject to any claims or allegations relating to intellectual property that will have material adverse effect to our business operations.

Competition

Our competitors mainly include (i) comprehensive online content communities and (ii) other online content communities that specialize in certain content verticals, such as certain lifestyle sharing platforms, live streaming platforms, knowledge sharing platforms, and hobby communities.

China’s online content community industry is highly competitive and rapidly changing in response to the evolving market demand and user preferences. We compete to attract, engage, and retain users, content creators, and merchants and brands. Our competitors may compete with us in a variety of ways, including by providing better content, fulfilling evolving user needs, providing content creation utilities, and conducting brand promotions and other marketing activities. Our content creators are generally free to post their content on our competitors’ platforms, which may divert user traffic or attention from our platform.

We face competition for advertising and marketing spending of merchants and brands, and we compete against other online content communities that offer services similar to our marketing services. We also compete with internet companies that offer similar services, including online content market players who focus on professionally generated content, search service providers, e-commerce platforms, and social networking platforms. We also compete against traditional media outlets, such as television, radio, and print for advertising and marketing budget.

Our paid membership service offerings compete with platforms that provide similar services to paying users, including other online content communities and online content market players focusing on professionally generated content that offer subscription programs or on-demand access to content library.

Our vocational training business faces competition for consumer spending with online or offline training players that focus on professional qualification exams and other vocational education.

In addition to marketing services, paid membership, and vocational training, we also generate revenue through other services, including e-commerce services, for which we may face competition for consumer spending with other online content communities and e-commerce platforms.

We compete with our competitors based on several key factors. These include the community culture, content quality and breadth, and governance mechanism that we have fostered over the past decade, the strength and reputation of our Zhihu brand for trustworthiness, our ability to provide high-quality content and develop new products, services and enhancements to existing products and services to meet evolving user preferences and demands, and our ability to sustainably grow our user base.

As we introduce new products and services and refine existing ones, and as our competitors introduce their new products and services, we may face heightened competition.

Regulations

Regulations on Value-Added Telecommunications Services

Licenses for Value-Added Telecommunications Services

The PRC Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and last amended with immediate effect on February 6, 2016, provide the regulatory framework for telecommunications service providers in China. The PRC Telecommunications Regulations classify telecommunications services into basic telecommunications services and value-added telecommunications services. Providers of value-added telecommunications services are required to obtain a license for value-added telecommunications services. According to the Catalog of Telecommunications Services which is included in the PRC Telecommunications Regulations and was last amended by the MIIT on June 6, 2019, information services provided via public communication network or the internet are value- added telecommunications services.

As a subcategory of the value-added telecommunications services, internet information services are regulated by the Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000 and last amended with immediate effect on January 8, 2011. Internet information services are defined as “services that provide information to online users through the internet.” The Administrative Measures on Internet Information Services classifies internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers must obtain an ICP License from appropriate telecommunications authorities. An ICP License has a term of five years and can be renewed within 90 days prior to its expiration, according to the Administrative Measures for Telecommunications Businesses Operating Licensing, which were promulgated by the MIIT on March 1, 2009, were most recently amended on July 3, 2017, and became effective on September 1, 2017.

Restrictions on Foreign Investment in Value-Added Telecommunications Services

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001 and most recently amended on March 29, 2022 and became effective on May 1, 2022, require foreign- invested value-added telecommunications enterprises in China to be established as Sino- foreign joint ventures, and foreign investors shall not acquire more than 50% of the equity interest of such an enterprise. Moreover, the joint ventures must obtain approvals from the MIIT or their authorized local counterparts, before launching the value-added telecommunications business in China.

The 2021 Negative List was promulgated by the NDRC and the Ministry of Commerce jointly on December 27, 2021 and became effective on January 1, 2022. According to this list, the proportion of foreign investments in an entity engaging in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) shall not exceed 50%.

Pursuant to the Ministry of Information Industry’s Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Services, issued by the Ministry of Information Industry, the predecessor of the MIIT, on July 13, 2006, domestic value-added telecommunications enterprises are prohibited from renting, transferring, or selling licenses for value-added telecommunications services to foreign investors in any form. They are also prohibited from providing any resources, premises, facilities, or other assistance in any form to foreign investors for their illegal operation of any value-added telecommunications business in China.

Regulations on Internet Content Services

The PRC government authorities have adopted regulations governing illegal content and information over the internet to strengthen the regulations on internet content from time to time to, among others, maintain the security of internet operations and internet content and manage specific categories of internet content such as internet audio-visual programs. See “—Regulations Relating to Information Security” and “—Regulations Relating to Internet Audio-Visual Program Services.”

On August 25, 2017, the CAC promulgated the Administrative Provisions on Internet Comment Threading Services and the Administrative Provisions on Internet Forum and Community Services, both of which took effect on October 1, 2017. As stipulated in the provisions, online comment threading service providers are imposed on strict primary obligations such as verifying the authenticity of registered users’ identity information, protecting personal information of users, and developing systems to review comment threading on news information prior to the publication. In addition, the services providers may establish information review, real-time public information check, emergency response, personal information protection, and other information security administration systems. Furthermore, the service providers should not publish information in violation of PRC laws, regulations, and other applicable provisions. The Administrative Provisions on Internet Comment Threading Services was later amended on November 16, 2022 and took effect on December 15, 2022, which further clarify the obligations of service providers of online comment threading. Service providers must regulate and manage users, producers, and operators of official accounts in accordance with user agreements. For users of comment threading services that release unlawful and detrimental content, the service providers must take necessary measures to manage such actions, such as giving warnings, refusing publication of comment, deleting comment, restricting account functions, suspending account updates, closing accounts, and prohibiting re-registration, and save relevant records; for producers and operators of official accounts that fail to fulfil their management obligations resulting in circulation of unlawful and detrimental information on the online comment threading, the service providers must take necessary measures to manage such actions, such as giving warnings, deleting relevant information, suspending the function of comment threading until the permanent closure of online comment threading area, restricting account functions, suspending account updates, closing accounts, and prohibiting re-registration, save relevant records, and promptly report to the cyberspace administration authorities. This amended regulation also defines “comment threading services” as services provided by internet websites, applications, and other online platforms of a public opinion nature or with the capacity to mobilize the public, for users to express text, code, emojis, pictures, audio, video, or other information through methods such as comments, responses, private messages, live streaming comments, likes, and so forth.

On September 7, 2017, the CAC promulgated the Administrative Provisions on the Information Services Provided Through Public Accounts of Internet Users, which were last amended on January 22, 2021 and took effect on February 22, 2021. This regulation requires information service platforms for public accounts to, among others, establish and improve a management system for user registration, information content security, content ecology, data security, personal information protection, intellectual property protection, and credit assessment, and establish a monitoring and evaluation mechanism for public accounts to prevent data falsification on account subscriptions and interaction counts.

On December 15, 2019, the CAC promulgated the Provisions on the Ecological Governance of Internet Information Content, which took effect on March 1, 2020 and specifies the content scopes that are encouraged, prohibited, or prevented from producing, reproducing, and publishing. Internet information content producers are required to take measures to prevent and resist the production of content that, among others, uses exaggerated titles that are inconsistent with the content, may incite racism or discrimination against geographic region, and propagates scandals. Internet information content service platforms must fulfill the main responsibility of content management, establish an ecological governance mechanism of the internet information, and improve system for user registration, account management, information publishing review, and emergency response. Internet information content service users, internet information content producers, and internet information content service platforms cannot, through manual or technical means, conduct acts that destroy the internet ecosystem.

On June 27, 2022, the CAC promulgated the Administrative Provisions on the Account Information of Internet Users, which took effect on August 1, 2022. Internet-based information service providers that provide users with information release services, should provide and disclose the rules for the management of user accounts and platform conventions and enter into service agreements with users. Internet-based information service providers should authenticate the identification information of the users who apply for registration of accounts for production of information content in areas such as economics, education, medical care and health, and justice, and the service providers should require these users to provide relevant documents such as service qualification, professional qualification, and professional background information for verification and add a special label to the accounts that have been verified. Any internet-based information service provider in violation of these provisions should be punished in accordance with the laws and administrative regulations.

On September 9, 2022, the CAC, the MIIT, and the State Administration for Market Regulation issued the Administrative Provisions on Internet Pop-up Push Notification Services, which took effect on September 30, 2022. The provisions require that internet pop-up push notification service providers should implement the responsibilities as subjects of information content management and establish and improve management systems for censoring of information content, ecological governance, data security, and personal information protection, and protection of minors.

On November 25, 2022, the CAC, the MIIT, and the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023. According to the provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality, or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes, or other network information. The provisions emphasize that deep synthesis service providers, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the PRC Telecommunications Regulations and other regulations above, mobile internet applications, or apps, are specially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which were promulgated by the CAC on June 28, 2016 and last amended on June 14, 2022 and took effect on August 1, 2022. The provisions set forth requirements on the app information service providers and the App Store service providers. The CAC and its local branches shall be responsible for the supervision and administration of nationwide and local app information respectively.

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

On July 21, 2023, the MIIT issued the Circular on Launching the Record-filing of Mobile Internet Applications, pursuant to which we shall complete a record-filing procedure with the MIIT for our mobile apps with engagement of provision of internet information service within the PRC before March of 2024. We are not allowed to continue to provide internet information services via our mobile apps within the PRC if applicable filings for our mobile apps cannot be completed by the end of March of 2024. As of the date of this annual report, we have completed these filings for all our mobile apps intended for providing internet information service within the PRC.

Regulations Relating to Internet Culture Activities

Internet audio-visual program services are categorized as internet culture business. The Interim Administrative Provisions on Internet Culture, promulgated by the Ministry of Culture on May 10, 2003, and last amended with immediate effect on December 15, 2017, classify internet culture activities into non-commercial internet cultural activities and commercial internet cultural entities. Under the Interim Administrative Provisions on Internet Culture, internet culture activities include: (i) the production, reproduction, importation, distribution, or streaming of internet culture products (such as online music, online game, online program, online series, online performance, online cartoon, etc.); (ii) the dissemination of culture products via internet; and (iii) the exhibitions, competitions, and other similar activities concerning internet culture products. To conduct commercial internet culture activities, the Internet Cultural Business License is a prerequisite.

On April 13, 2005, the State Council promulgated Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, including the Ministry of Culture, State Administration of Radio, Film and Television, the General Administration of Press and Publications, the NDRC, and the Ministry of Commerce, jointly adopted Opinions on Introducing Foreign Investments to the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are generally not allowed to conduct the business of transmitting audio-visual programs via information network. In addition, internet cultural business, except for music, remains a prohibited area for foreign investment on the 2021 Negative List.

The Administrative Measures for Content Self-review by Internet Culture Business Entities, which were promulgated by the Ministry of Culture on August 12, 2013 and took effect on December 1, 2013, require internet culture business entities to review the content of culture products and services before providing them to the public. The content management system required to be established by an internet culture business entity shall specify the responsibilities, standards and processes for content review as well as accountability measures, and be filed with the local provincial branch of the Ministry of Culture.

Regulations Relating to Internet Audio-Visual Program Services

According to the Administrative Regulations on Internet Audio-Visual Program Service promulgated by the State Administration of Radio, Film and Television and the Ministry of Information Industry, the predecessor of the MIIT, on December 20, 2007, which were amended on August 28, 2015, internet audio-visual program service refers to activities of making, editing, and integrating audio-visual programs, providing them to the general public via internet, and providing such services to other people by uploading. An internet audio-visual program service provider must obtain an Audio-Visual Permit issued by the State Administration of Radio, Film and Television or complete certain registration procedures with the State Administration of Radio, Film and Television. On March 30, 2009, the State Administration of Radio, Film and Television promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the internet audio-visual programs, including those on mobile network (if applicable), and prohibits internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition, or other prohibited elements. The State Administration of Press, Publication, Radio, Film and Television issued the Supplemental Notice on Improving the Administration of Online Audio-visual Content Including Internet Drama and Micro Films on January 2, 2014. This notice emphasizes that entities producing online audio-visual content, such as internet drama and micro films, must obtain a Radio and Television Program Production and Operation License, and that online audio-visual content service providers cannot release any internet drama or micro films that were produced by any entity lacking such license. For internet drama or micro films produced and uploaded by individual users, the online audio-visual service providers transmitting such content will be deemed responsible as a producer. Further, under this notice, online audio-visual service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the content management rules. This notice also requires that online audio-visual content, including internet drama and micro films, to be filed with the authorities before release.

Pursuant to the Administrative Regulations on Internet Audio-Visual Program Service, providers of internet audio-visual program services are generally required to be either state-owned or state-controlled. According to the Official Answers to Press Questions Regarding the Administrative Regulations on Internet Audio-Visual Program Service published on the website of the State Administration of Radio, Film and Television on February 3, 2008, the State Administration of Radio, Film and Television and Ministry of Information Industry, the predecessor of the MIIT, clarified that providers of internet audio-visual program services who had legally engaged in such services prior to the adoption of these regulations are eligible to re-register their businesses and continue their operations of internet audio-visual program services so long as those providers have not been in violation of the laws and regulations. This exemption will not be granted to internet audio-visual program service providers established after the adoption of these regulations.

These policies have later been reflected in the Notice on Relevant Issues Concerning Application and Approval of Audio-Visual Permit, issued by State Administration of Radio, Film and Television on April 8, 2008 and amended on August 28, 2015.

In March 2018, the State Administration of Press, Publication, Radio, Film and Television issued the Notice on Further Regulating the Transmission Order of Internet Audio-visual Programs, which requires that, among others, audio-visual platforms shall: (i) not produce or transmit programs intended to parody or denigrate classic works, (ii) not re-edit, re-dub, re-caption or otherwise ridicule classic works, radio and television programs, or original internet audio- visual programs without authorization, (iii) not transmit re-edited programs which unfairly distort the original content, (iv) strictly monitor the adapted content uploaded by platform users and not provide transmission channels for illicit content, (v) immediately take down unauthorized content upon receipt of complaints from copyright owners, radio and television stations, or film and television production institutions, (vi) strengthen the administration of movie trailers and prevent improper broadcasting of movie clips and trailers prior to authorized release, and (vii) strengthen the administration of sponsorship and endorsement for internet audio-visual programs. Pursuant to this notice, the provincial branches of State Administration of Press, Publication, Radio, Film and Television shall have the authority to supervise radio and television stations and websites that offer audio-visual programs within its jurisdiction and require them to further improve their content management systems and implement the management requirements.

According to the Administrative Provisions on Online Audio-Visual Information Services, which were promulgated jointly by the CAC, the PRC Ministry of Culture, and the PRC Tourism, and the National Radio and Television Administration on November 18, 2019 and came into effect on January 1, 2020, online audio-visual information service providers shall authenticate user’s real identity information based on organization code, identity card number, mobile phone number, etc. Online audio-visual information service providers shall not serve users who fail to provide their real identity information. Online audio-visual information service providers are the principals responsible for information content security management, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information safety management. Organizations and individuals are prohibited from using online audio-visual information services and related information technology to carry out illegal activities and infringe legal rights and interests of others. Online audio-visual information service providers shall strengthen the management of the audio-visual information posted by users, deploy and apply identification technologies for illegal and non-real audio and video; if any user is found to produce, post or disseminate content prohibited by laws or regulations, the transmission of such information shall be ceased, and disposal measures such as deletion shall be taken to prevent the information from spreading, and such service providers shall save relevant records, and report to the CAC, the Ministry of Culture and Tourism, and the National Radio and Television Administration.

Under the Regulations on the Administration of Production of Radio and Television Programs, which were promulgated by the State Administration of Radio, Film and Television on July 19, 2004 and amended on October 29, 2020, any entities that engage in the production of radio and television programs are required to apply for a license from the State Administration of Radio, Film and Television or its local level counterparts. Entities with the Radio and Television Program Production and Operation License must conduct their operations strictly within the approved scope of production and operation. Except for radio and television broadcasting institutions, the above-mentioned permit holders shall not produce radio and television programs concerning current political news or special topics, columns and other programs of the same kind.

On January 9, 2019, the China Net-casting Services Association issued the Regulations on Administration of Network Short Video Platforms, pursuant to which, a network platform is required to obtain the Audio-Visual Permit and relevant qualifications to provide short video services, and to strictly operate within the scope of such permit. The network short video platform is required to establish a chief-editor content management and responsibility system, and all content of a short video, including but not limited to its title, description, bullet-chats and comments shall be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to host should, in principle, be more than one-thousandth of the number of short videos newly broadcasted on the platform per day. The content reviewers are expected to have high political awareness and professionality. The China Net-casting Services Association issued the Censoring Criteria for Network Short Video Content on January 9, 2019 and amended it on December 15, 2021, which set forth certain details of content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, and other illegal or immoral content.

Regulations on Artificial Intelligence

On May 8, 2015, the State Council issued a notice promulgating the Made in China 2025 Plan, which came into effect on the same day. The Made in China 2025 Plan emphasizes the acceleration of the promotion of the integrated development of new generation information technology and manufacturing technology, and regards intelligent manufacturing as the main direction of the comprehensive integration of informatization and industrialization. Meanwhile, it is underlined that efforts should be made to develop intelligent equipment and intelligent products, promote intelligent production processes, cultivate new production methods, and comprehensively enhance the intelligent level of research and development, production, management and service of enterprises.

On July 8, 2017, the State Council issued the Development Plan of a New Generation of Artificial Intelligence. The plan outlines three strategic steps in developing a new generation of artificial intelligence technology, and set goals to have China’s artificial intelligence technology reach a leading level in the world and become one of the major artificial intelligence innovation centers globally.

On August 1, 2019, the Ministry of Science and Technology issued Guidelines for the Construction of the National New Generation of AI Open Innovation Platform, emphasizing that “open and sharing” should be the important philosophy in promoting artificial intelligence innovation and industry development in China, and encouraged to open innovation platforms for companies to conduct testing, thereby forming standard and modularized models, middleware and applications to provide services to the public in the form of open interfaces, model libraries, algorithm packages, etc.

The Guidelines for the Construction of the New Generation of National Artificial Intelligence Innovation and Development Pilot Zone, which were promulgated by the Ministry of Science and Technology on August 29, 2019 and last amended on September 29, 2020 and came into effect on the same day, underlines the need to create an environment conducive to the innovation and development of artificial intelligence, to promote the construction of artificial intelligence infrastructure and strengthen the conditional support for the innovation and development of artificial intelligence.

The Interim Measures for the Management of Generative Artificial Intelligence Services, which were promulgated by the CAC together with other government authorities on July 10, 2023 and came into effect on August 15, 2023, specify the compliance requirements for generative artificial intelligence service providers. Individuals or organizations that provide generative artificial intelligence services, such as texts, images, audio, video, and other content shall bear the responsibility of network information content producers to fulfill obligations related to network information security and shall bear the responsibility of personal information processors to protect personal information. Generative artificial intelligence service provider with public opinion attributes or social mobilizing ability shall carry out security assessments in accordance with the regulations of the PRC and shall perform the procedures for algorithm filing, alteration and deregistration in accordance with the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation.

Regulations Relating to Publication

Restriction on Internet Publication

According to the Opinions on Introducing Foreign Investments to the Cultural Sector, foreign investors are prohibited from engaging in businesses such as internet publication and offline publication.

Pursuant to the Administrative Measures on Internet Information Services, any engagement in internet information services related to publication, prior to applying for an operation permit or going through the record-filing formalities, are subject to the examination and consent of the competent authorities as required by the laws, administrative regulations, and other applicable provisions. Pursuant to the Administrative Measures for Internet Publication Services, which were jointly promulgated by the State Administration of Press, Publication, Radio, Film and Television and the MIIT on February 4, 2016 and became effective on March 10, 2016, the entities providing internet publication services shall adopt a system of responsibility for examination of the content of publications, an editor responsibility system, a proofreader responsibility system, and other management systems to ensure the quality of its web publications. The State Administration of Press, Publication, Radio, Film and Television and its local branches are responsible for the prior approval, supervision, and administration of the internet publication services nationwide, and any internet publication service and internet publication item, or publication of internet publication item is required to obtain an internet publishing service license. Pursuant to the Administrative Measures for Internet Publication Services, Sino-foreign equity joint ventures, Sino-foreign cooperative ventures, and foreign-invested entities cannot engage in internet publication services.

The Administrative Measures for Internet Publication Services stipulate precise conditions for entities (except book, audio-visual, electronic, newspaper, and periodical publishers) engaging in internet publication services to meet, including: (i) have definite website domains, intelligent terminal applications and other publishing platforms for engaging in online publishing business; (ii) have a definite scope of internet publication services; (iii) have technical equipment necessary for engaging in internet publication services, provided that servers and storage devices must be located within the PRC territory; (iv) have the name and the articles of association for the online publishing service provider, and the name is definite and different from any of those of other publishers; (v) have a legal representative and main responsible person in compliance with the requirements, which means that the legal representative must be a Chinese citizen with full civil capacity and permanently residing in the PRC territory, and that either the legal representative or the main responsible person should have vocational qualifications for technicians engaged in the profession of publishing at or above the intermediate level; (vi) in addition to the legal representative and the main responsible person, have at least eight full-time editorial and publishing employees having technical and vocational qualifications for the profession of publishing and other related professions as approved by the State Administration of Press, Publication, Radio, Film and Television that can meet the needs within the scope of online publishing services, of which there are at least three employees with professional qualifications at or above the intermediate level; (vii) have a content review system required for engaging in online publishing services; (viii) have a fixed work place; and (ix) other conditions as provided by laws, administrative regulations, and the State Administration of Press, Publication, Radio, Film and Television . The entities providing internet publication services implement a system of special management shares.

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

In addition, based on the Administrative Measures for Internet Publication Services, an annual verification system shall apply to internet publishing service providers and shall be carried out once every year. The competent administrative departments for the State Administration of Press, Publication, Radio, Film and Television should carry out the annual verification of internet publishing service providers within their respective administrative regions and report relevant information to the State Administration of Press, Publication, Radio, Film and Television.

Pursuant to the Administrative Regulations on Publishing (2020 Revised) promulgated by the State Council on November 29, 2020, organizations and individually owned businesses engaging in distribution of publications through information network such as the internet shall obtain a Publication Operation License pursuant to the provisions of these regulations.

Restriction on Offline Distribution

On June 28, 2012, the General Administration of Press and Publications promulgated the Implementing Rules of the General Administration of Press and Publication for Supporting Private Capital’s Participation in Publishing Operation Activities, pursuant to which, the General Administration of Press and Publications, among other things, (i) continuously supports private capital to invest in the establishment of enterprises of publication issuance, wholesale, retailing, and chain operation to engage in the issuance and operation activities of publication products, such as books, newspaper, periodicals, video and audio products, and electronic publications; and (ii) continuously supports private capital to invest in the establishment of internet digital publishing enterprises, including online game publishing, mobile publishing, e-book publishing, and content software development to engage in publishing and operation activities.

The Administrative Provisions on the Publication Market were jointly issued by the State Administration of Press, Publication, Radio, Film and Television and Ministry of Commerce on May 31, 2016 and became effective on June 1, 2016. The provisions regulate the activities of publication distribution, including publication wholesale or retail activities, which shall be carried with the Publication Operation License. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication, be given a warning, and be concurrently subject to a fine.

Regulations Relating to Private Education

The PRC Education Law

The PRC Education Law, which was promulgated by the PRC National People’s Congress on March 18, 1995, and last amended on April 29, 2021 and became effective on April 30, 2021, sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising pre-school education, elementary education, secondary education, and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The PRC Education Law stipulates that the state formulates plans for education development, establishes and operates schools and other educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other educational institutions in accordance with PRC laws and regulations. Other than those sponsored wholly or partially by governmental funds or donated assets, schools or other educational institutions may be established for profit-making purposes.

The Law for Promoting Private Education of the PRC and Its Implementation Rules

The principal laws and regulations governing the private education industry in China are the Law for Promoting Private Education of the PRC, promulgated by the Standing Committee of the National People’s Congress on December 28, 2002, last amended and becoming effective on December 29, 2018, and the Implementation Rules for the Law for Promoting Private Education of the PRC, promulgated by the State Council on March 5, 2004, last amended on April 7 and becoming effective on September 1, 2021. Collectively, the Law for Promoting Private Education of the PRC and the Implementation Rules for the Law for Promoting Private Education of the PRC are referred to as the Private Education Law and Implementation Rules. Under the Private Education Law and Implementation Rules, “private schools” are schools established by non-governmental organizations or individuals using non-government funds. Private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in vocational qualification training and vocational skill training are subject to approval by the authorities in charge of labor and social welfare. Private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. In addition, online education activities using internet technology are encouraged by the regulatory authorities and shall comply with laws and regulations related to internet management. A private school engaging in online education activities using internet technology shall obtain the relevant operating permit. It shall also establish and implement internet security management systems and take technical security measures. Upon discovery of any information whose release or transmission is prohibited by applicable laws or regulations, the private school shall immediately cease the transmission of that information and take further remedial actions, such as deleting that information, to prevent it from spreading. Records pertaining to the situation shall be kept and reported to the appropriate authorities.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which call for the ease of access to the operation of private schools and encourage social forces to enter into the education industry. The opinions also provide that each level of the government shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students etc. Further, the opinions require each level of the government to improve local policies on government support to for-profit and non-profit private schools by such means as preferential tax treatments.

Regulations on Online Education

On September 19, 2019, the Ministry of Education, jointly with multiple PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provide, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality educational services; and (ii) an online education negative list shall be promulgated, and industries not included in the negative list are open for all types of entities to enter. Moreover, the Ministry of Education, jointly with multiple PRC government authorities, promulgated the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, which require, among others, that mobile apps providing services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students, or parents as the main users, and with education or learning as the main application scenarios, be filed with competent provincial regulatory authorities for education.

Regulations on Vocational Education

The PRC Vocational Education Law, promulgated by the Standing Committee of the National People’s Congress on May 15, 1996 and amended on April 20, 2022, and becoming effective on May 1, 2022, applies to vocational schools of all types and levels and vocational training of to all forms. According to this law, institutional organizations, social organizations, and other social groups and individuals are encouraged to operate vocational schools and vocational training institutions according to applicable provisions. The law divides vocational school education into elementary, secondary, and higher vocational education. Vocational school education includes secondary vocational school education and tertiary vocational school education. The secondary vocational school education must be conducted by secondary vocational schools (including technical training schools) at the advanced level of secondary education. The tertiary vocational school education must be conducted by tertiary vocational schools and regular higher education institutions at or above the levels of junior college education and regular course education. Other schools, education institutions, or eligible enterprises and industry organizations may provide corresponding levels of vocational school education or courses for credit included in talent training plans in accordance with the overall planning of education administrative departments. Vocational training includes pre-employment training, on-the-job training, re-employment training, and other vocational training, which may be provided by grade and class according to actual conditions. Vocational training may be carried out by the corresponding vocational training institutions or vocational schools. Other schools or educational institutions as well as enterprises and social organizations may provide various forms of vocational training to the society in accordance with the law according to their capability to provide education and social needs.

The government authorities issued various rules and regulations regarding the reform and promotion of vocational education. For example, the Opinions of the State Council on the Implementation of Lifetime Vocational Skills Training System issued on May 3, 2018 proposes, among others, to improve the policy of lifelong vocational skills training for all workers in urban and rural areas from the beginning of labor preparation to the realization of employment and entrepreneurship and throughout the whole process of learning and career. The Notice of the State Council on Promulgation of the Implementation Plan for National Vocational Education Reform issued on January 24, 2019 provides, among others, that vocational education is as important as general education, and shall be put in a more prominent position in the reform and innovation of education and economic and social development of China. All sectors of the society, especially enterprises, are encouraged and supported to actively support vocational education and focus on cultivating high-quality workers and technical and skilled personnel. The Notice on the Implementation of Vocational skills-Upgrading Action “Internet + Vocational Skills Training Plan” issued on February 17, 2020 proposes, among others, to vigorously carry out online vocational skills training by innovating training methods, making full use of channels such as websites and mobile applications, and expanding the coverage of online vocational skills training, as well as to enrich the resources of online training courses by actively procuring technical colleges, enterprises and social training institutions to develop online training courses, grant access to online training resources, and cooperate with online training platforms to carry out online training. The Opinions on Promoting the High-quality Development of Modern Vocational Education issued on October 12, 2021, targets, among others, fundamental establishment of modern vocational education system, and significant improvement in the appeal and training quality of vocational education by 2025.

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

On February 25, 2023, the PRC State Administration for Market Regulation promulgated the Measures for the Administration of Internet Advertising, which took effect on May 1, 2023. The Measures for the Administration of Internet Advertising Administration regulate any advertisement published on the internet, including but not limited to, those on websites, webpage, and Apps, in the forms of text, picture, audio and video. The measures strengthen the management of pop-up advertisements, link advertisements, and advertorials, among others. The measures stipulate that the promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement. Moreover, they require advertisers, operators, and publishers of internet advertisements containing links to examine the content directed by the next-level link. In addition, internet platform operators are obliged to cooperate with advertising monitoring, assist in supervision, and provide statistical data.

On August 28, 2023, the PRC State Administration for Market Regulation published the Regulatory Enforcement Guidelines on the Identifiability of Internet Advertisements for public comments until September 27, 2023. The guidelines require commercial advertisements released through internet media be identifiable by consumers as advertisements and distinguished by consumers from other non-advertising information without misunderstanding. Internet advertisement publishers may enhance the identifiability of internet advertisements through text annotation or voice prompts, both of which should clearly indicate the advertisement as “advertisement” instead of “sponsorship,” “promotion,” “recommendation” or “AD,” and should be responsible for internet advertisements without identifiability. As of the date of this annual report, there is no timetable as to the enactment of the provisions.

Regulations Relating to Information Security

Internet content in the PRC is also regulated and restricted from a state security point of view. The Decision Regarding the Safeguarding of Internet Security, enacted by the Standing Committee of the National People’s Congress on December 28, 2000 and amended with immediate effect on August 27, 2009, makes it unlawful to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

The Administrative Measures for the Security Protection of International Connections to Computer Information Network, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the internet in ways that, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC’s national defense affairs, state affairs and other matters as determined by the PRC authorities.

In addition, the State Secrecy Bureau is authorized for the blocking of access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet, and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

On November 7, 2016, the Standing Committee of the National People’s Congress issued the PRC Cybersecurity Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cybersecurity. The PRC Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The PRC Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The PRC Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The PRC Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services, and e-government.

The Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security on December 13, 2005, becoming effective on March 1, 2006, require internet service providers to keep records of certain information about their users (including user registration information, log-in and log-out times, IP addresses, content and time of posts by users) for at least 60 days. Under the PRC Cybersecurity Law, network operators must report any instances of public dissemination of prohibited content. If a network operator fails to comply with these requirements, the PRC government may revoke its ICP License and shut down its websites.

On March 13, 2019, the Office of the Central Cyberspace Affairs Commission and the State Administration for Market Regulation jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users.

On July 22, 2020, the Ministry of Public Security published the Guiding Opinions on the Implementation of Cybersecurity Hierarchical Protection System and Critical Information Infrastructure Security Protection System, which require, among others, a scientific determination of the cybersecurity protection level based on the importance of network (including network facilities, information system, and data resources) in national security, economic construction, and social life, as well as various factors such as the degree of harm after its destruction, to implement hierarchical protection and supervision, with emphasis on ensuring the security of critical information infrastructure and networks at or above the third level.

On June 10, 2021, the Standing Committee of the National People’s Congress issued the PRC Data Security Law, which became effective on September 1, 2021. The PRC Data Security Law provides a national data security review system, under which, data processing activities that affect or may affect national security shall be reviewed. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility, data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances.

The Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, promulgated by the General Office of the CPC Central Committee and the General Office of the State Council on July 6, 2021, call for the enhanced administration and supervision of overseas-listed China-based companies, proposed to revise the regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. The opinions also called for the improvement of the laws and regulations on data security, cross-border data flow and confidential information management, and proposed to revise the provisions on strengthening confidentiality and archive administration of overseas issuance and listing of securities, to consolidate responsibility for information security of overseas listed companies, and to strengthen the standardized management of the cross-border information provision mechanism and process.

On July 30, 2021, the State Council promulgated the Regulations for the Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021, defining “critical information infrastructures” as important network facilities and information systems in important industries including public communications and information services, as well as those that may seriously endanger national security, national economy, people’s livelihood, or public interests in the event of damage, loss of function, or data leakage. On November 14, 2021, the CAC published a draft of the Administrative Regulations for Internet Data Security, providing that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing in a foreign country of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The CAC solicited comments until December 13, 2021, but there is no timetable for its enactment. On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that intend to purchase internet products and services and internet platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review, and an internet platform operator possessing personal information of over one million users and intending to be listed on a foreign stock exchange must be subject to the cybersecurity review.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transmission, which took effect on September 1, 2022. In accordance with these measures, data processors will be subject to security assessment conducted by the CAC prior to any cross-border data transmission if it involves (i) important data, (ii) personal information transmitted overseas by a critical information infrastructure operator or a data processor that has processed personal data of more than one million persons, (iii) personal information transmitted overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year, or (iv) other circumstances as requested by the CAC. In addition, data processors are required to conduct self-assessment on the risks of cross-border data transmission prior to their applying for the security assessment and focus on assessment of the following significant matters, including, among others: (i) the legality and necessity of the purpose, scope, and method of cross-border data transmission, (ii) the scale, scope, type, and sensitivity of data transmitted overseas, and risks to the national security, public interests, or legitimate rights of individuals or organizations caused by such cross-border data transmission, (iii) the responsibilities and obligations that the overseas recipient of such data promises to undertake, and whether such overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations can guarantee the security of cross-border data transmission, (iv) the risks that the data transmitted overseas may be falsified, destroyed, divulged, lost, transferred, illegally obtained, or illegally used during and after the cross-border transmission, and (v) whether contracts or other legally binding documents entered into with the overseas recipient have fully stipulated the responsibilities and obligations to protect data security. Furthermore, any cross-border data transmission activities conducted in violation of the Measures for the Security Assessment of Cross-Border Data Transmission before the effectiveness of the measures, which is September 1, 2022, are required to be rectified within six months of the effectiveness date.

On February 22, 2023, the CAC promulgated the Provisions on the Standard Contract for Personal Information Outbound Transfer, which became effective on June 1, 2023. The provisions state that the personal information processor who provides personal information abroad through execution of standard contract shall meet certain criteria, conduct an assessment on personal information protection impact before providing any personal information abroad, and complete the filing with local cybersecurity authority within ten working days from the effective date of the standard contract. The provisions attach a sample standard contract for personal information outbound transfer.

On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regulating Cross-border Data Flow, effective on the same date. The provisions require data processors to identify and declare important data in accordance with the regulations, and provide that, unless the competent departments or areas so notify or publicly release certain data as important data, the data processors do not need to apply for security assessment for outbound important data transfer for such data. The provisions set forth various circumstances exempted from application for security assessment for outbound data transfer, execution of a standard contract for personal information outbound transfer and passing of the certification for personal information protection. To the extent in compliance with the national data classification and hierarchical protection system framework, the provisions allow the pilot free trade zones to promulgate their own negative list of data requiring application for security assessment for outbound data transfer, execution of a standard contract for personal information outbound transfer or passing of the certification for personal information. The provisions further provide for, subject to exemptions set forth therein and negative lists of pilot free trade zones, circumstances requiring application for security assessment for outbound data transfer, execution of a standard contract for personal information outbound transfer or passing of the certification for personal information protection. A data processor intending to implement outbound data transfer under the following circumstances should apply for security assessment to the CAC: (i) a critical information infrastructure operator intending to provide personal information or important data abroad; or (ii) a data processor that is not a critical information infrastructure operator intending to provide important data abroad, or has since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over one million individuals, or sensitive personal information of over 10,000 individuals, abroad. For any data processors other than the critical information infrastructure operators who have since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over 100,000 and less than one million individuals, or sensitive personal information of less than 10,000 individuals abroad, should execute a standard contract for outbound transfer of personal information with the recipient abroad or pass the certification for personal information protection. The approval for security assessment for outbound data transfer is valid for three years and may be applied for extension if the data processors need to carry on its outbound data transfer activities and there occurs no circumstance requiring re-application for security assessment for outbound data transfer. To the extent that any provision set forth in the Measures for the Security Assessment of Cross-Border Data Transmission and Provisions on the Standard Contract for Personal Information Outbound Transfer is inconsistent with the provisions set forth in the provisions, the provisions prevail.

According to the official answers to press questions relating to the Provisions on Facilitating and Regulating Cross-border Data Flow, (i) for outbound data transfer activities with approved security assessment prior to the implementation of the provisions, the data processor may carry on such activities in accordance with its security assessment application, (ii) for outbound data transfer activities that failed or partially failed the security assessment prior to the implementation of the provisions yet are exempted from security assessment in accordance with the provisions, the data processor may conduct such activities by executing a standard contract for outbound transfer of personal information or passing the certification for personal information protection, and (iii) for outbound data transfer activities that applied for security assessment or submitted filing for standard contract for outbound transfer of personal information prior to the implementation of the provisions, yet are exempted from such procedures in accordance with the provisions, the data processor may proceed with its previous assessment or filing or withdraw its assessment or filing.

Regulations Relating to Internet Privacy

PRC government authorities enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. PRC law does not prohibit internet content provision operators from collecting and analyzing personal information from their users. However, the Administrative Measures on Internet Information Services prohibits an internet content provision operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party.

The Several Provisions on Regulating the Market Order of Internet Information Services, which were promulgated by the MIIT on December 29, 2011 and became effective on March 15, 2012, stipulate that internet content provision operators must not collect user personal information without user consent. User personal information is defined as user information that can be used alone or in combination with other information to identify the user, and may not provide any such information to third parties without prior user consent. Internet content provision operators may only collect user personal information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information. In addition, an internet content provision operator may only use such user personal information for the stated purposes under the internet content provision operator’s scope of service. Internet content provision operators are also required to ensure the proper security of user personal information and take immediate remedial measures if user personal information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecommunications regulatory authority and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress promulgated the Decision of the Standing Committee of the National People’s Congress on Strengthening Online Information Protection with immediate effect. The decision provides that, among others, internet service providers shall abide by the principles of legality, legitimacy and necessity, clearly state the purpose, method and scope of the collection and use of information, obtain the consent of the person whose information is being collected when collecting and using a citizen’s personal information during business activities, and shall not violate the provisions of laws and regulations or the agreement between the parties when collecting and using information.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, which came into effect on September 1, 2013. The majority of the requirements under the order relevant to internet content provision operators are consistent with pre-existing requirements, but they are often more stringent and expansive in scope. If an internet content provision operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet content provision operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet content provision operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant internet service. Internet content provision operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties.

The PRC Cybersecurity Law imposes specific data protection obligations on network operators, including not disclosing, tampering with, or damaging users’ personal information that they have collected, as well as the obligation to delete unlawfully collected information and to correct any inaccuracies. Moreover, internet operators are prohibited from providing users’ personal information to others without users’ consent. Information irreversibly processed to preclude identification of specific individuals is exempt from these rules. Also, the law introduces breach notification requirements that will be applicable to breaches involving personal information.

On February 4, 2015, the CAC promulgated the Provisions on the Administration of Account Names of Internet Users, which became effective on March 1, 2015. These provisions set forth the authentication requirements for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, profile photos, introductions and other registration-related information reported by the public in a timely manner.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued the Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the requirements of legal collection and use of personal information, encourages app operators to conduct security certifications, and encourages search engines and APP stores to clearly mark and recommend those certified Apps.

On August 22, 2019, the CAC issued the Regulations on Cyber Protection of Children’s Personal Information effective on October 1, 2019. Pursuant to these regulations, network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which list six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

Pursuant to the Ninth Amendment to the PRC Criminal Law, issued by the Standing Committee of the National People’s Congress on August 29, 2015, becoming effective on November 1, 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017, becoming effective on June 1, 2017, clarify certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain personal information of others when necessary and ensure the safety of such information and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

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

On June 1, 2021, the Law of the PRC on the Protection of Minors (2020 Revision), promulgated by the Standing Committee of the National People’s Congress, became into effect, specifying stringent requirements for the protection of minors’ information.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law sets out specific regulations for handling sensitive personal information which includes personal information that, if leaked or illegally used, may easily harm the dignity of individuals or grave harm to personal or property security, encompassing information related to biometric characteristics, financial accounts, individual location tracking, and the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

On September 17, 2021, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services. The guidelines provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the applicable regulators, and the regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which took effect on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation, among others, implements classification and hierarchical management for algorithm recommendation service providers based on various criteria, requires algorithm recommendation service providers to inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner, and requires such service providers to provide users with options that are not specific to their personal profiles, or convenient options to cancel algorithmic recommendation services.

On June 27, 2022, the CAC promulgated the Provisions on the Administration of Account Names Information of Internet Users effective on August 1, 2022. Pursuant to these provisions, internet user account service platforms shall, among others, establish, improve, and strictly implement account name information management system, information content security system, and personal information protection system, along with an account name information dynamic check patrol system for the verification of identity information.

Regulations Relating to Online Live Streaming Services

On November 4, 2016, the CAC issued the Administrative Regulations on Online Live Streaming Service, effective on December 1, 2016, pursuant to which, all online livestreaming service providers must take various measures during operation of live streaming services, including but not limited to: (i) establishment of platforms for reviewing live streaming content, conducting classification, and grading management according to the online live streaming content categories, user scale, and others, and adding tags to graphics, video, audio, or broadcast tag information for platforms; (ii) conducting verification on online live streaming users with valid identification information (e.g., authentic mobile phone numbers) and validating the registration of online live streaming publishers based on their identification documents (such as identity documents, business licenses, and organization code certificates); (iii) examining and verifying the authenticity of the identification information of online live streaming service publishers, classifying and filing such identification information records with the internet information offices at the provincial level where they are located and providing such information to applicable law enforcement departments upon legal request; (iv) entering into a service agreement with the users of online live streaming services of which the essential clauses should be under guidance of internet information offices at the provincial level, to clarify the rights and obligations of the parties and require them to comply with the laws, regulations, and platform conventions; and (v) establishment of a credit-rating system and a blacklist system, to provide management and services according to such credit rating, prohibiting the re-registration of accounts by online live streaming service users on the blacklist, and promptly reporting such users to the internet information offices.

According to the Administrative Regulations on Online Live Streaming Services, online live streaming service providers and online live streaming publishers that provide internet news information services without licenses, or exceed the scope of their licenses, shall be subject to punishment by the CAC and its provincial counterparts which may include an order to cease such services and a fine of RMB10,000 to RMB30,000. Other violations of the Administrative Regulations on Online Live Streaming Services are subject to punishment by the national and local internet information offices. Furthermore, any violations that constitute criminal offenses may result in criminal investigations or penalties being enforced.

On September 2, 2016, the State Administration of Press, Publication, Radio, Film and Television issued the Circular of the State Administration of Press, Publication, Radio, Film and Television on Issues Concerning Strengthening the Administration of Online Live Streaming of Audio-Visual Programs. According to the circular, appropriate Audio-Visual Permit is a prerequisite for online audio-visual live streaming of general cultural events of social communities, sports events, important political, military, economic, social, and cultural events. Information about specific activities to be streamed shall be filled in advance to the provincial counterparts of the State Administration of Press, Publication, Radio, Film and Television. Online audio-visual live streaming service providers shall censor and tape such programs and retain them for at least 60 days for future check by the administrative departments; and they shall have an established emergency reaction plan in place to replace programs in violation of laws and regulations. Bullet-screen comments shall be forbidden in the live streaming of important political, military, economic, social, sports, and cultural events. Special censor shall be appointed for bullet-screen comments in the live streaming of general cultural events of social communities and sports events. Hosts, guests, and targets hired or invited by online audio-visual live streaming programs shall meet the following requirements: (i) patriotic and law-abiding; (ii) good public reputation and social image, no scandals and no misdeeds; (iii) dress, hairstyle, language, and actions are consistent with public order and good morals, and not drawing topics with vulgar contents or contents inappropriate to discuss in public.

According to the Measures for the Administration of Cyber Performance Business Operations, which were promulgated by the Ministry of Culture on December 2, 2016 and became effective on January 1, 2017, a cyber-performance business entity engaging in cyber performance business operations shall, in accordance with the Interim Administrative Provisions on Internet Culture, submit an application to the cultural administrative department at the provincial level for an Internet Cultural Business License, and the license shall specify the scope of its cyber performance. A cyber-performance business entity shall indicate the number of its Internet Cultural Business License in a conspicuous position on its homepage. According to the 2021 Negative List, foreign investors are prohibited from investing in an entity holding an Internet Cultural Business License (except for music). Consequently, foreign investors are prohibited from investing in businesses that carry out and operate the short video and live streaming and online game via platform(s), as these businesses are deemed as businesses subject to foreign-investment prohibition by virtue of the platform’s need to obtain an Internet Cultural Business License (except for music).

According to the Notice on Strengthening the Management of Internet Live Streaming Service issued by Office of the National “Anti- pornography and Anti-illegal” Working Group, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the National Radio and Television Administration, and the CAC on August 1, 2018, live streaming service providers shall perform website ICP filing procedures with the competent telecommunication department according to law, and live streaming service providers involved in operating telecommunication business and internet news information, network performance, live streaming of audio-visual programs and other businesses shall apply to the departments to obtain licenses for telecommunication business operation, internet news information services, network culture operation, and Audio-Visual Permit, etc., and within 30 days of the live streaming service going online, shall carry out public security registration procedures in accordance with regulations with the public security authorities.

According to the Notice on Strengthening the Administration of the Online Show Live Streaming and E-commerce Live Streaming issued by the National Radio and Television Administration on November 12, 2020, with respect to platforms providing online show live streaming services or e-commerce live streaming services, the overall ratio of front-line content reviewers to online live streaming rooms shall be 1:50 or higher. A platform shall report the number of its live streaming rooms, streamers and content reviewers to the provincial branch of the National Radio and Television Administration on a quarterly basis. Online show live streaming platforms shall tag content and streamers by category. A streamer cannot change the category of the programs offered in his or her live streaming room without prior approval from the platform. Users that are minors or without real-name registration are forbidden from virtual gifting, and platforms shall limit the maximum amount of virtual gifting per time, per day, and per month. When the virtual gifting by a user reaches half of the daily/monthly limit, a consumption reminder from the platform and a confirmation from the user by text messages or other means are required before the next transaction. When the amount of virtual gifting by a user reaches the daily/monthly limit, the platform shall suspend the virtual gifting function for such user for that day or month.

According to the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting issued by CAC, Office of the National “Anti-pornography and Anti-illegal” Working Group, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the State Administration for Market Regulation and National Radio and Television Administration on February 9, 2021, live streaming platforms that carry out business- oriented network performance activities must hold the Internet Cultural Business License and carry out an ICP filing; live streaming platforms that carry out internet audio-visual program services must hold the Audio-Visual Permit (or complete the registration in the national internet audio-visual platforms information registration and management system) and carry out an ICP filing; live streaming platforms that carry internet news information service must hold internet news information service license. Live streaming platforms shall file with local cyberspace administration office in a timely manner and shall cancel its filing immediately after it ceases to provide live streaming services.

The Law of the PRC on the Protection of Minors (2020 Revision), which was promulgated on October 17, 2020 and became effective on June 1, 2021, provide that, among others, internet live streaming service providers shall not provide minors under age 16 with online live streaming publisher account registration service, and must obtain the consent from parents or guardians and verify the identity of the minors before allowing minors aged 16 or above to register live streaming publisher accounts.

The Regulation on the Protection of Minors in Cyberspace, which were promulgated on October 16, 2023 and became effective on January 1, 2024, provide that, among others, network product and service providers should establish a sound mechanism for early warning, identification and monitoring, and handling of cyberbullying acts. Besides, efforts should be made to protect the privacy information of minors. Personal information processors should strictly limit the access to minors’ personal information, and conduct personal information compliance audit.

Regulations Relating to Companies

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated on December 29, 1993 and last amended on December 29, 2023. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The PRC Company Law is also applicable to foreign-invested limited liability companies. However, if other laws regarding foreign investment have established different provisions, these laws shall prevail. The latest amendment of the PRC Company Law will become effective on July 1, 2024. The amendment mainly improves the establishment and exit mechanism of companies, optimizes the organizational structure of companies, specifies shareholder rights, enhances the capital system of companies, and increases the responsibilities of controlling shareholders and management personnel. The amendment imposes a more stringent timeline on capital contributions, requiring the shareholders of a PRC company to pay their subscribed capital within five years from the establishment of the company. As such, we may need to fulfill capital contribution obligations to our subsidiaries or provide financial support to the nominee shareholders of the VIEs within a much shorter time frame than we are currently required.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, which were promulgated and amended from time to time by the Ministry of Commerce and the NDRC, and together with the Foreign Investment Law, and their respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted,” and “prohibited.” Industries not listed in the Catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws.

On December 27, 2021, the Ministry of Commerce and the NDRC released the 2021 Negative List effective on January 1, 2022, to replace the previous Negative List. On October 26, 2022, the Ministry of Commerce and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version) effective on January 1, 2023, to replace the previous Encouraging Catalog.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law effective on January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or indirectly in China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within China, (iii) foreign investors investing in new projects in China solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in China, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, allows foreign investors’ funds to be freely transferred out and into the PRC territory, which run through the entire lifecycle from the entry to the exit of foreign investment, and provide an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. In addition, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. The Implementing Rules of Foreign Investment Law further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly promulgated the Measures for Information Reporting on Foreign Investment effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, if a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations Relating to Dividend Distribution

The principal laws and regulations governing the distribution of dividends by foreign-invested enterprises in China include the PRC Company Law and the PRC Foreign Investment Law. According to the current regulatory regime in the PRC, foreign-invested enterprises in China are permitted to pay dividends only from their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate a minimum of 10% of its after-tax profit to general reserves until the total of such reserves reaches 50% of its registered capital. Furthermore, a PRC company is prohibited from distributing any profits until any losses from previous fiscal years have been offset.

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

The PRC Copyright Law, promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and last amended on November 11, 2020, becoming effective on June 1, 2021, along with its related implementing regulations issued by the State Council on August 2, 2002 and last amended on January 30, 2013, becoming effective on March 1, 2013, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the PRC Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

Under the Regulations on Protection of the Right to Network Dissemination of Information, which took effect on July 1, 2006 and was amended on January 30, 2013, an internet information service provider may be held liable under various situations. This includes scenarios where the provider knows or reasonably should have known about a copyright infringement through the internet and fails to take measures to remove, block, or disconnect links to the relevant content, and where the internet information service provider, even in the absence of awareness of the infringement, fails to take such measures upon receipt of the copyright holder’s notice of infringement. The internet information service provider may be exempted from indemnification liabilities under the following circumstances:

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

The Measures on Administrative Protection of Internet Copyright, which were promulgated by the Ministry of Information Industry, the predecessor of the MIIT, and National Copyright Administration on April 29, 2005 and became effective on May 30, 2005, provide that an internet information service provider shall take measures to remove the relevant contents, record relevant information after receiving the notice from the copyright owner that some content communicated through internet infringes upon his/its copyright and preserve the copyright owner’s notice for 6 months. If an internet information service provider is clearly aware of an internet content provider’s tortuous act of infringing upon another’s copyright through internet or fails to take measures to remove relevant contents after receipt of the copyright owner’s notice although it is not clearly aware of the infringing act, which results in harm to public benefits, the internet information service provider shall be ordered to stop its infringing act, and may be imposed of confiscation of the illegal proceeds and a fine of not more than 3 times the illegal business amount; if the illegal business amount is difficult to be calculated, a fine of not more than RMB100,000 may be imposed.

The Notice on Regulating Copyright Order of Internet Reproduction issued by the National Copyright Administration on April 17, 2015 includes the following four major points: (i) clarifying certain important issues related to internet copyrights in existing laws and regulations, including the definition of news, clarify statutory licenses that are not applicable to internet copyrights and prohibit the distortion of title and work intent; (ii) guiding the press and media to further improve the internal management of copyrights, especially requesting the press to clarify the copyright sources of their content; (iii) encouraging the press and internet media to actively carry out copyright cooperation; and (iv) calling for the copyright administrations at all levels to strictly implement copyright supervision.

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The National Copyright Administration shall be the competent authority for the nationwide administration of software copyright registration and the PRC Copyright Protection Center, is designated as the software registration authority. The PRC Copyright Protection Center shall grant registration certificates to the Computer Software Copyrights applicants which conforms to the provisions of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (2013 Revision).

The Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, which were promulgated by the Supreme People’s Court on December 17, 2012 and last amended on December 29, 2020 and came into effect on January 1, 2021, provide that web users or web service providers who create works, performances or audio-video products, for which others have the right of dissemination through information networks or are available on any information network without authorization shall be deemed to have infringed upon the right of dissemination through information networks.

The Notice on Launching “Jian Wang 2020” Special Actions Against Internet Piracy and Copyright Infringement, jointly issued by National Copyright Administration, the MIIT, the Ministry of Public, and the CAC in 2020, focuses on carrying out special rectification of audio-visual works copyright and social platform copyright and consolidating the achievements of copyright management in key areas, including strengthening the rectification of the infringements such as plagiarism, adaptation and database copying in the knowledge sharing field and the copyright supervision over major knowledge-sharing platforms.

Trademark

Trademarks are protected by the PRC Trademark Law, which was promulgated on August 23, 1982 and last amended on April 23, 2019, as well as the Implementation Regulation of the PRC Trademark Law, which were adopted by the State Council on August 3, 2002 and amended on April 29, 2014. In the PRC, registered trademarks encompass commodity trademarks, service trademarks, collective marks and certification marks.

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

Patent

Patents are protected by the PRC Patent Law, which was promulgated on March 12, 1984 and last amended on October 17, 2020 and became effective on June 1, 2021, and its Implementation Rules, which were promulgated on January 19, 1985 and last amended on December 11, 2023 by the State Council and became effective on January 20, 2024. A patentable invention or utility model must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model, and a fifteen-year term for a design. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names. China Internet Network Information Center adopts the “first to file” principle with respect to the registration of domain names. In November 2017, the MIIT promulgated the Notice of the MIIT on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain names used by an internet-based information service provider in providing internet- based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

Regulations Relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated by the State Council on January 29, 1996, and last amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange and other PRC government authorities, Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the State Administration of Foreign Exchange or its local branches. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise provided by laws and regulations, PRC companies may repatriate foreign currency payments received from abroad or retain the same abroad. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaging in settlement and sale of foreign exchange pursuant to the PRC rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the State Administration of Foreign Exchange is required for its retention or sale to a financial institution engaging in settlement and sale of foreign exchange, except where such approval is not required under the PRC rules and regulations.

Regulations Relating to Offshore Investment

On July 4, 2014, the State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which regulates the matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, a PRC resident must register with the local counterpart of the State Administration of Foreign Exchange before contributing assets or equity interests in an offshore special purpose vehicle, that is directly established or indirectly controlled by such PRC resident for the purpose of conducting investment or financing. In addition, following the initial registration, in the event of any major change in respect of the offshore special purpose vehicle, including, among other things, a change of offshore special purpose vehicle’s PRC resident shareholder(s), the name of the offshore special purpose vehicle, terms of operation, or any increase or reduction of the offshore special purpose vehicle’s capital, share transfer or swap, and merger or division, the PRC resident shall complete the change of foreign exchange registration procedures for offshore investment with the local counterpart of the State Administration of Foreign Exchange. According to the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident shall only register the offshore special purpose vehicle directly established or controlled (first level).” At the same time, the State Administration of Foreign Exchange has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment with respect to the procedures for the registration under SAFE Circular 37, which became effective on July 4, 2014, as an attachment to SAFE Circular 37. Under applicable rules, failure to comply with the registration procedures set out in SAFE Circular 37 may result in restrictions being imposed on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, and may also subject the PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who hold any shares in the company from time to time are required to register with the State Administration of Foreign Exchange in connection with their investments in the company.

On February 13, 2015, the State Administration of Foreign Exchange promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective on June 1, 2015, which further amends SAFE Circular 37 by requiring domestic residents to register with qualified banks rather than the State Administration of Foreign Exchange or its local counterpart in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

On March 30, 2015, the State Administration of Foreign Exchange promulgated the Circular of the State Administration of Foreign Exchange on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which was amended on March 23, 2023. According to SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises must be subject to the Discretional Foreign Exchange Settlement, which refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

On June 9, 2016, the State Administration of Foreign Exchange issued the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16,  which became effective on the same day. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items, including but not limited to foreign currency capital and foreign debts, on a discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, the State Administration of Foreign Exchange promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which became effective on the same day, and was later amended by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment promulgated by SAFE on December 4, 2023. SAFE Circular 28 allows non-investment foreign- invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the currently effective Negative List and the target investment projects are genuine and in compliance with laws. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments.

Regulations Relating to Stock Incentive Plans

In February 2012, the State Administration of Foreign Exchange promulgated the Notices of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company. Pursuant to this regulation, individuals participating in any stock incentive plan of any overseas publicly listed company, who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, with certain exceptions, are required to register with the State Administration of Foreign Exchange or its local branches and complete certain other procedures through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests, and fund transfers. In addition, the PRC agent is required to amend the registration with the State Administration of Foreign Exchange with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. On behalf of the PRC residents who have the right to exercise the employee share options, the PRC agents must submit application to the State Administration of Foreign Exchange or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents. Under the Circular of the State Taxation Administration on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated by the PRC State Taxation Administration, which became effective on August 24, 2009, listed companies and their domestic organizations shall lawfully withhold and pay individual income tax on such income according to the individual income tax calculation methods for “wage and salary income” and stock option income.

Regulations Relating to Tax

Enterprise Income Tax

The PRC Enterprise Income Tax Law and the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Laws, were promulgated on March 16, 2007 and December 6, 2007, respectively and were most recently amended on December 29, 2018 and April 23, 2019, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within China. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the EIT Laws and the implementing regulations, a uniform rate for enterprise income tax, or EIT, of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment institutions or premises in China but there is no actual relationship between the income derived in China and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside China.

The Notice of the State Taxation Administration Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, promulgated on April 22, 2009 and amended on January 29, 2014 and December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or STA Bulletin 45, which were promulgated on July 27, 2011 and amended on June 15, 2018, further provide guidance on the implementation of STA Circular 82 and clarify certain issues in the areas of resident status determination, post-determination administration, and competent tax authorities’ procedures.

According to STA Circular 82, a Chinese-controlled offshore incorporated enterprise is regarded as a PRC tax resident by virtue of having a “de facto management body” in China and subject to the EIT of PRC on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. According to STA Bulletin 45, if provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the PRC-controlled offshore incorporated enterprise.

The EIT Laws permit certain High and New Technology Enterprises to enjoy a reduced 15% EIT rate subject to these enterprises meeting certain qualification criteria and permit certain small low-profit enterprises to enjoy a reduced 20% EIT rate subject to certain conditions. In addition, applicable laws and regulations also provide that entities recognized as software enterprises are able to enjoy a tax holiday consisting of a two-year- exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years, while entities qualified as key software enterprises can enjoy a preferential EIT rate of 10%.

The Bulletin of the State Taxation Administration on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, was issued on February 3, 2015 and amended pursuant to the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, which was issued on October 17, 2017 and amended on June 15, 2018. Pursuant to STA Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC Enterprise Income Tax. As a result, gains derived from an indirect transfer may be subject to PRC EIT. According to STA Bulletin 7, “PRC taxable assets” include assets attributed to an establishment or a place of business in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business, the relevant gain is to be regarded as effectively connected with the PRC establishment or a place of business and therefore included in its EIT filing and would consequently be subject to PRC EIT at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment or a place of business of a non-resident enterprise, a PRC EIT at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of STA Bulletin 7.

VAT and Business Tax

On March 20, 2019, the Ministry of Finance, the PRC State Taxation Administration, and the General Administration of Customs issued the Announcement on Policies for Deepening the VAT Reform, which came into effect on April 1, 2019. According to the announcement, (i) for general VAT payers’ sales activities or imports previously subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT is calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%.

Dividend Withholding Tax

The PRC Enterprise Income Tax Law provides that since January 1, 2008, an enterprise income tax rate of 10% is normally applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Notice of the State Taxation Administration on Issues Relating to the Implementation of Dividend Clauses in Tax Treaties issued on February 20, 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Announcement of the State Taxation Administration on Issues Relating to “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the STA and became effective on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This notice further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the tax bureau according to the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits.

Regulations Relating to Employment and Social Welfare

The Labor Contract Law

According to the PRC Labor Law promulgated on July 5, 1994 and last amended on December 29, 2018, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in China. Labor safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide laborers with a safe workplace and sanitation conditions which are in compliance with state stipulations and the articles of labor protection. The PRC Labor Contract Law, which was implemented on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with the laws and regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner.

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

In accordance with the Regulations on the Management of Housing Funds, which were promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, these enterprises shall complete procedures for opening an account at the bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

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

The PRC Anti-Monopoly Law, which was promulgated by the Standing Committee of the National People’s Congress in 2007 and amended on June 24, 2022 and took effect on August 1, 2022, and the Rules of the State Council on Declaration Threshold for Concentration of Undertakings promulgated by the State Council on August 3, 2008 and last amended on January 22, 2024, require that if a concentration reaches one of the following thresholds, a declaration must be lodged in advance with the anti-monopoly law enforcement agency under the State Council, or otherwise the concentration shall not be implemented: (i) during the previous fiscal year, the total global turnover of all undertakings participating in the concentration exceeded RMB12 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within China; or (ii) during the previous fiscal year, the total turnover within China of all the undertakings participating in the concentration exceeded RMB4 billion, and at least two of these undertakings each had a turnover of more than RMB800 million within China. Pursuant to the Anti-Monopoly Law, operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council. If any business operator fails to comply with the mandatory declaration requirement, the government authority is empowered to order the operator to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within a certain period of time and impose fines of up to 10% of its sales revenue in the previous year if the concentration of business operator has or may have an effect of excluding or limiting competition; or up to RMB5,000,000 if the concentration of business operator does not have an effect of excluding or limiting competition. The Anti-Monopoly Law also requires applicable government authorities to strengthen the examination of concentration of undertakings in certain key industries, such as national economy and people’s livelihood.

In February 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which provides that the calculation of turnover in the field of platform economy may be different depending on the business model of the operators: for platform operators who only provide information matchings and collect commissions, their turnovers should be calculated including the service fee charged by the platform and other platform income; for the platform operators who participate in the market competition on the platform side, their turnovers shall be calculated including the transaction amount involved in the platform and other platforms. The concentration of undertakings involving the agreement control (VIE) structure falls within the scope of the antitrust review of concentration of undertakings. Where the concentration of undertakings meets the declaration standards set by the State Council, the operators shall declare to the Anti-Monopoly Law Enforcement Agency of the State Council in advance, and the concentration shall not be implemented if the concentration is not declared.

On March 10, 2023, the State Administration for Market Regulation further issued multiple regulations ancillary to the PRC Anti-Monopoly Law, namely, the Measures for Examination of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition. All of these regulations took effect on April 15, 2023.  These regulations have, among other things, elaborated the specific requirements under the PRC Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Measures for Examination of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborated the implementation rules regarding the suspension of review. According to the Measures for Examination of Concentration of Undertakings, if a concentration of undertakings does not meet the threshold for declaration, but there is evidence suggesting that it has or may have the effect of excluding or limiting competition, the State Administration for Market Regulation may order the involved operators to file the concentration of undertakings.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC government and regulatory authorities, including the Ministry of Commerce and the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which took effect on September 8, 2006 and was amended on June 22, 2009. The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors require, among others, that a special purpose vehicle, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisitions of shares of or equity interests in PRC domestic companies, must obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

In addition, in 2011, the General Office of the State Council promulgated the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. To implement Circular 6, the Ministry of Commerce promulgated the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors effective in September 2011. Under Circular 6, security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out a security review. The rules prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the internet content business requires security review, and there is no requirement that acquisitions completed prior to the promulgation of the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors are subject to the Ministry of Commerce’s review. On December 19, 2020, the NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review for Foreign Investment effective on January 18, 2021, which, among other things, set forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes, and procedures. Foreign investor or relevant parties in China must declare the security review to the aforesaid office prior to their investments in important cultural products and services, important information technology and internet products and services, important financial services, key technologies, and other important fields relating to national security and obtain control in the target enterprise.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, domestic companies that seek to offer or list its securities overseas, either directly or indirectly, should fulfill filing procedure with, and report relevant information to, the CSRC. If a domestic company fails to complete the filing procedure, conceals any material fact, or falsifies any major content in its filing documents, the domestic company may be subject to administrative penalties, such as order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. Furthermore, if the issuer meets both of the following conditions, the overseas offering and listing should be determined as an indirect overseas offering and listing by a domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period, and (b) its major operational activities are carried out in China, its main places of business are located in China, or most of the senior management in charge of operation and management of the issuer are Chinese citizens or are domiciled in China. Additionally, the measures stipulate that if a domestic company seeks to indirectly offer and lists its securities in an overseas market, the issuer should designate a major domestic operating entity responsible for all filing procedures with the CSRC. Domestic companies that do not comply with the Overseas Listing Trial Measures by failing to perform filing procedures should be simultaneously ordered by the CSRC to make correction, receive a warning, and face a fine ranging from RMB1 million to RMB10 million. The individuals directly responsible and other accountable personnel should receive a simultaneous warning and face a fine ranging from RMB500,000 to RMB5 million.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs as of the date of this annual report.

Notes:

(1)	Yuan Zhou and Dahai Li, our director and chief technology officer, each holds 98.941% and 0.059% of the equity interests in Zhizhe Tianxia, respectively, and Beijing Radio and Television Station, a third-party minority shareholder, holds 1% of the equity interests in Zhizhe Tianxia.
(2)	Yuan Zhou and Rongle Zhang, our employee, each holds 99.0% and 1.0% of the equity interests in Wuhan Xinyue, one of the VIEs. Wuhan Xinyue and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Wuhan Bofeng. Wuhan Xinyue owns, through its subsidiaries, 55% equity interests in each of Shanghai Pinzhi and Shanghai Biban. Shanghai Pinzhi and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Shanghai Zhishi, and Shanghai Biban and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Shanghai Paya.

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Zhihu Inc. is an exempted company with limited liability established in the Cayman Islands. To comply with PRC laws and regulations, we conduct certain of our businesses in China through Zhizhe Tianxia, Shanghai Pinzhi, Shanghai Biban, and Wuhan Xinyue, the VIEs, based on a series of contractual arrangements by and among our WFOEs, the VIEs, and their shareholders.

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

In April 2024, Beijing Radio and Television Station, or BRTS, completed its investment of RMB0.2 million in Zhizhe Tianxia to acquire 1% of Zhizhe Tianxia’s enlarged registered capital. BRTS is not a party to the contractual arrangements currently in effect among Zhizhe Sihai, Zhizhe Tianxia, and other shareholders of Zhizhe Tianxia. Therefore, although we still enjoy economic benefits and exercise effective control over Zhizhe Tianxia and its subsidiaries, we are unable to mandatorily purchase, or have BRTS pledge, the 1% equity interests in Zhizhe Tianxia in the same manner as agreed under existing contractual arrangements, nor are we granted the authorization of the voting rights of the 1% equity interests. We believe Zhizhe Sihai still controls and is the primary beneficiary of Zhizhe Tianxia for accounting purposes, as it continues to have a controlling financial interest in Zhizhe Tianxia pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

The following is a summary of the currently effective contractual arrangements by and among our WFOEs, the VIEs, and their respective shareholders.

Agreements that provide us with effective control over the VIEs

Exclusive Business Cooperation Agreements

Zhizhe Tianxia entered into an exclusive business cooperation agreement with Zhizhe Sihai on December 21, 2021, pursuant to which Zhizhe Tianxia agrees to engage Zhizhe Sihai as its exclusive provider of business support, technical and consulting services, including without limitation technical services, network support, business consultation, intellectual property licensing, equipment and leasing, market consultancy, system integration, product research and development and system maintenance, and management consulting services relating to Zhizhe Tianxia’s operations, in exchange for service fees. Under these arrangements, the service fees, subject to Zhizhe Sihai’s adjustment, are equal to all of the net profit of Zhizhe Tianxia and its subsidiaries. Zhizhe Sihai may adjust the service fees at its sole discretion, after consideration of certain factors, including but not limited to the deduction of necessary costs, expenses, taxes and other statutory contribution in relation to the respective fiscal year, and may also include accumulated losses of Zhizhe Tianxia and its subsidiaries from previous financial periods. If Zhizhe Tianxia runs into financial deficit or suffers severe operation difficulties, Zhizhe Sihai will provide financial support to Zhizhe Tianxia.

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

Unless otherwise terminated early by Zhizhe Sihai, the exclusive business cooperation agreement remains effective unless terminated in the event that (a) the entire equity interests held by the shareholders in Zhizhe Tianxia or the entire assets of Zhizhe Tianxia have been transferred to Zhizhe Sihai; (b) in accordance with the other provisions of the exclusive business cooperation agreement.

Shanghai Pinzhi entered into an exclusive technology development, consultancy and services agreement with Shanghai Zhishi on September 7, 2021, pursuant to which Shanghai Pinzhi agrees to engage Shanghai Zhishi as its exclusive provider of technology development, consultancy and services in exchange for service fees. The service fees shall be equal to the total consolidated net profit of Shanghai Pinzhi, after deducting the business expenses as confirmed by both parties. Shanghai Zhishi may adjust the service fees at its sole discretion, taking into account the content of the services provided during the year and the business need of Shanghai Pinzhi. Shanghai Zhishi may provide financial support to Shanghai Pinzhi to ensure Shanghai Pinzhi can meet its operational cash flow requirements and/or to support it when it suffers operational losses. Unless otherwise terminated early by mutual agreement or pursuant to provisions set forth therein, the exclusive technology development, consultancy and services agreement will expire on September 7, 2041. The remaining principal terms of the exclusive technology development, consultancy and services agreement are substantially similar to those under the Zhizhe Tianxia exclusive business cooperation agreement as set out above.

Shanghai Biban entered into an exclusive technology development, consultancy and services agreement with Shanghai Paya on November 9, 2021, the principal terms of which are substantially the same as those under the Shanghai Pinzhi exclusive technology development, consultancy and services agreement.

Wuhan Xinyue entered into an exclusive business cooperation agreement with Wuhan Bofeng on July 31, 2023, the principal terms of which are substantially the same as those under the Zhizhe Tianxia exclusive business cooperation agreement as set out above.

Shareholders’ Rights Entrustment Agreement and Powers of Attorney

Pursuant to the shareholder’s rights entrustment agreement entered into among Mr. Yuan Zhou, Mr. Dahai Li, Zhizhe Sihai, and Zhizhe Tianxia on December 21, 2021 and the irrevocable power of attorney executed by each of Mr. Yuan Zhou and Mr. Dahai Li, who collectively holds 99% of the equity interests in Zhizhe Tianxia, on the same day, whereby each of Mr. Yuan Zhou and Mr. Dahai Li appointed Zhizhe Sihai or a director of its offshore holding company or his successor (including a liquidator replacing such director) as their exclusive agent and attorney to act on their behalf on all matters concerning Zhizhe Tianxia and its subsidiaries and to exercise all of its rights as a registered shareholder of Zhizhe Tianxia; such attorney cannot be the shareholder himself or another shareholder of Zhizhe Tianxia. These rights include (i) the right to propose, convene and attend shareholders’ meetings; (ii) the right to sell, transfer, pledge or dispose of shares; (iii) the right to exercise shareholders’ voting rights; and (iv) the right to appoint the legal representative (chairperson), the director, supervisor, the chief executive officer (or general manager) and other senior management members of Zhizhe Tianxia. The authorized person is entitled to sign minutes, file documents with the companies registry and exercise voting rights in Zhizhe Tianxia on behalf of each of Mr. Yuan Zhou and Mr. Dahai Li. As a result of the shareholders’ rights entrustment agreement and the powers of attorney, we, through Zhizhe Sihai, are able to exercise management control over the activities that most significantly impact the economic performance of Zhizhe Tianxia. The shareholders’ rights entrustment agreement and the powers of attorney shall automatically terminate once Zhizhe Sihai or its designee directly holds the entire equity interests in and/or the entire assets of Zhizhe Tianxia once permitted under the then PRC laws and Zhizhe Sihai or its designee is allowed to conduct the applicable businesses of Zhizhe Tianxia.

The shareholders of Shanghai Pinzhi each entered into a power of attorney on September 7, 2021, in favor of Shanghai Zhishi, the principal terms of which are substantially similar to those under the Zhizhe Tianxia shareholders’ rights entrustment agreement and powers of attorney as set out above, except that the Shanghai Pinzhi power of attorney shall terminate upon the earlier of (a) the shareholder ceasing to be a shareholder of Shanghai Pinzhi and (b) when the attorney terminates such power of attorney by written notice to the shareholder.

The shareholders of Shanghai Biban each entered into a power of attorney on November 9, 2021 in favor of Shanghai Paya, the principal terms of which are substantially the same as those under the Shanghai Pinzhi powers of attorney.

Wuhan Xinyue, the shareholders of Wuhan Xinyue and Wuhan Bofeng entered into a shareholder’s rights entrustment agreement on July 31, 2023, the principal terms of which are substantially similar to those under the Zhizhe Tianxia shareholders’ rights entrustment agreement as set out above. In addition, the shareholders of Wuhan Xinyue each entered into a power of attorney on July 31, 2023 in favor of Wuhan Bofeng, the principal terms of which are substantially the same as those under the Zhizhe Tianxia power of attorney as set out above.

Share Pledge Agreement

Zhizhe Tianxia, Mr. Yuan Zhou, Mr. Dahai Li, and Zhizhe Sihai entered into a share pledge agreement on December 21, 2021, pursuant to which Mr. Yuan Zhou and Mr. Dahai Li will pledge all of their respective equity interests in Zhizhe Tianxia to Zhizhe Sihai as collateral security for any or all of their payments due to Zhizhe Sihai and to secure performance of their obligations under the exclusive business cooperation agreement, the exclusive option agreement, shareholders’ rights entrustment agreement and the powers of attorney. The share pledge agreement remains effective until (i) all obligations of Zhizhe Tianxia, Mr. Yuan Zhou and Mr. Dahai Li are satisfied in full; (ii) Zhizhe Sihai exercises its exclusive option to purchase the entire equity interests held by Mr. Yuan Zhou and Mr. Dahai Li and/or the entire assets of Zhizhe Tianxia pursuant to the exclusive option agreement when it is permitted to do so under the applicable PRC laws; (iii) Zhizhe Sihai exercises its unilateral and unconditional right of termination; or (iv) the share pledge agreement is required to be terminated in accordance with applicable PRC laws. Should an event of default occur, unless it is successfully resolved to Zhizhe Sihai’s satisfaction within 30 days upon being notified by Zhizhe Sihai, Zhizhe Sihai may demand that Zhizhe Tianxia immediately pay all outstanding payments due under the exclusive business cooperation agreement, repay any loans and make all other payments due to it, and/or dispose of the pledged equity interests and use the proceeds to repay any outstanding payments due to Zhizhe Sihai. Mr. Yuan Zhou and Mr. Dahai Li have pledged their equity interests in Zhizhe Tianxia to Zhizhe Sihai and registered such pledges with the PRC governmental authority pursuant to PRC laws and regulations.

Shanghai Pinzhi, the shareholders of Shanghai Pinzhi, and Shanghai Zhishi entered into a share pledge agreement on September 7, 2021, which shall terminate upon all obligations of Shanghai Pinzhi and its shareholders under the exclusive technology development, consultancy and services agreement, the exclusive option agreement and the powers of attorney are satisfied in full. The remaining principal terms of this share pledge agreement are substantially similar to those under the Zhizhe Tianxia share pledge agreement as set out above.

Shanghai Biban, the shareholders of Shanghai Biban and Shanghai Paya entered into a share pledge agreement on November 9, 2021, the principal terms of which are substantially the same as those under the Shanghai Pinzhi share pledge agreement.

Wuhan Xinyue, the shareholders of Wuhan Xinyue and Wuhan Bofeng entered into a share pledge agreement on July 31, 2023, the principal terms of which are substantially the same as those under the Zhizhe Tianxia share pledge agreement as set out above.

Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs

Exclusive Option Agreements

Zhizhe Tianxia, Mr. Yuan Zhou, and Mr. Dahai Li entered into an exclusive option agreement with Zhizhe Sihai dated December 21, 2021, pursuant to which Zhizhe Sihai or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Zhizhe Tianxia for a nominal price, unless the government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to the PRC laws and regulations, Mr. Yuan Zhou and Mr. Dahai Li and/or Zhizhe Tianxia shall return any amount of purchase price they have received to Zhizhe Sihai or its designee. At Zhizhe Sihai’s request, Mr. Yuan Zhou and Mr. Dahai Li will promptly transfer their respective equity interests in and/or the relevant assets of Zhizhe Tianxia to Zhizhe Sihai or its designee after Zhizhe Sihai exercises its purchase right. Unless otherwise terminated early by Zhizhe Sihai through written notice, the exclusive option Agreement remains effective until when all the purchased equity interests and/or the relevant assets are transferred to Zhizhe Sihai and/or the designee and Zhizhe Sihai and its subsidiaries have the right to legally conduct the business of Zhizhe Tianxia according to the PRC law.

During the term of the exclusive option agreement, Zhizhe Tianxia is not allowed to, and shall procure its subsidiaries not to, sell, transfer, mortgage or otherwise dispose of any of its assets (exceeding the value of RMB1 million) without the prior written consent of Zhizhe Sihai. In addition, Mr. Yuan Zhou and Mr. Dahai Li are not allowed to request for any distributions, gains or other form of profits sharing and should forgo such distributions, gains or any other form of profits sharing within the scope permitted by the PRC law. In the event that Mr. Yuan Zhou and/or Mr. Dahai Li receives any distribution from Zhizhe Tianxia and/or its subsidiaries and subject to the PRC laws, they must immediately pay or transfer such distribution to Zhizhe Sihai or its designee. If Zhizhe Sihai exercises its purchase right, all or any part of the equity interests in and/or assets of Zhizhe Tianxia acquired would be transferred to Zhizhe Sihai and the benefits of equity ownership and/or assets, as applicable, would flow to us and our Shareholders.

As provided in the exclusive option agreement, without the prior written consent of Zhizhe Sihai, Zhizhe Tianxia shall not, and shall procure its subsidiaries not to, among other things, (i) sell, transfer, pledge or dispose of in any manner any of its assets for a value more than RMB1 million; (ii) execute any material contract for a value more than RMB1 million, except any contracts in the ordinary course of business and any contracts entered into with any members of our group; (iii) provide any loan, financial support, pledge or guarantees in any form to any third party, or allow any third party create any pledge or other security interest on its assets or equity; (iv) incur, inherit, guarantee or allow any debt that is not incurred in the ordinary course of business of Zhizhe Tianxia or not disclosed and consented to by Zhizhe Sihai; (v) enter into any consolidation or merger with any third party, or acquire or invest in any third party; or (vi) increase or reduce its registered capital, or alter the structure of the registered capital in any other way. As such, the potential adverse effect on Zhizhe Sihai and us in the event of any loss suffered from Zhizhe Tianxia and/or its subsidiaries can be limited to a certain extent.

Shanghai Pinzhi entered into an exclusive option agreement with Shanghai Zhishi on September 7, 2021, pursuant to which Shanghai Zhishi or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Shanghai Pinzhi for RMB10 or the lowest amount allowed by PRC laws and regulations. The exclusive option agreement shall take effect from the date of signing and terminate when all the purchased equity interests and/or assets are transferred to Shanghai Zhishi or its designee. The remaining principal terms of the exclusive option agreement are substantially similar to those under the exclusive option agreement, except that the materiality threshold under the Shanghai Pinzhi exclusive option agreement for the corporate actions that require Shanghai Zhishi’s consent is RMB500 thousand.

Shanghai Biban entered into an exclusive option agreement with Shanghai Paya on November 9, 2021, the principal terms of which are substantially the same as those under the Shanghai Pinzhi exclusive option Agreement.

Wuhan Xinyue entered into an exclusive option agreement with Wuhan Bofeng on July 31, 2023, the principal terms of which are substantially the same as those under the Zhizhe Tianxia exclusive option agreement as set out above.

D.Property, Plants and Equipment

Our principal place of business is located in Beijing, China. As of March 31, 2024, we had 12 leases in effect for properties in Beijing and other cities in China with an aggregate gross floor area of over 25,200 square meters. These leases vary in duration from approximately 6 to 42 months.

Our leased properties in China serve as our offices and data centers. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations.

As of March 31, 2024, one landlord of our leased properties in China had not provided us with valid title certificates or relevant authorization documents evidencing their rights to lease the properties to us. Consequently, if this lease is terminated as a result of challenges by third parties, we may not be able to continue to use the leased property. We believe that alternative premises are available at reasonable market rates if we were forced to relocate our premises which lack valid title certificates.

Pursuant to the applicable PRC laws and regulations, property lease contracts must be registered with the local branches of the PRC Ministry of Housing and Urban Development. As of March 31, 2024, we had completed lease registration of one property, but not others, among the properties we leased in China, primarily due to the difficulty of procuring the landlords’ cooperation to register such leases. Our landlords will need to cooperate for the registration of such leases. Our PRC legal counsel has advised us that the lack of registration for the lease contracts will not affect the validity of such lease contracts under PRC law, and has also advised us that a maximum penalty of RMB10,000 may be imposed for each incident of noncompliance of lease registration requirements.

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

A.Operating Results

Since we launched our business in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. Our average MAUs increased by 4.0% from 101.3 million in 2022 to 105.3 million in 2023. Our average monthly subscribing members increased by 47.5% from 9.8 million in 2022 to 14.5 million in 2023. As of December 31, 2023, Zhihu had 71.3 million cumulative content creators, who had contributed 774.7 million cumulative pieces of content covering over 1,000 verticals. We continue to launch new monetization channels such as offering vocational training. We believe that we are still in an early stage of monetization with significant potential for growth across multiple monetization channels.

Our revenues increased from RMB3.0 billion in 2021 to RMB3.6 billion in 2022, and further to RMB4.2 billion (US$591.4 million) in 2023, representing a compound annual growth rate of 19.1% from 2021. Our gross profit increased from RMB1.6 billion in 2021 to RMB1.8 billion in 2022, and further to RMB2.3 billion (US$323.4 million) in 2023. Our net loss was RMB1.3 billion in 2021, RMB1.6 billion in 2022, and RMB839.5 million (US$118.2 million) in 2023. We had net operating cash outflows of RMB440.2 million, RMB1.1 billion, and RMB415.5 million (US$58.5 million) in 2021, 2022, and 2023, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following factors.

Our content offerings

As an online content community, the overall scale of our user base, level of user engagement, and content creation all depend on the breadth, depth, richness, and quality of our content offerings. As of December 31, 2023, our community had 774.7 million cumulative pieces of content, including 592.8 million cumulative Q&As. The ever-growing Zhihu content has expanded to include timely content covering trending events to satisfy the needs and improve the experience of our increasingly diverse user base. In addition, our constantly broadening content coverage and diverse content formats cater to our users’ continually evolving preferences. We have been deepening our content and adding new product categories to cover a wider spectrum of content consumption scenarios in our users’ daily lives. We will continue to motivate and support content creators to create more high-quality content. Furthermore, we have developed and will continue to develop utilities and incentives to facilitate the content creation process.

Our user base

Our business and revenue growth rely on our ability to further grow our user base. Our vibrant community helps us motivate content creators to produce more high-quality content, which further stimulates user interactions and spending. With the fast-growing user base, more content creators have emerged on Zhihu. We provide multiple channels for content creators to monetize their contributions in our community.

Our user base has continued to grow. Our average MAUs increased from 95.9 million in 2021 to 101.3 million in 2022, and then to 105.3 million in 2023. Benefiting from our expanding user base and comprehensive content offerings, we have created a vibrant community with increasing numbers of subscribing members and other customers. For example, our average monthly subscribing members increased significantly from 5.1 million in 2021 to 9.8 million in 2022, and further to 14.5 million in 2023. In addition, the growth of our user base has attracted more merchants and brands to our community and increased their spending to pursue more effective branding and advertising.

Our content-centric monetization

Our revenue and business scale depend on our ability to further enhance our monetization by optimizing the effectiveness of our diversified monetization model for each revenue stream and expanding our revenue streams.

We have been expanding our service offerings to meet the diverse needs of our users, content creators and business partners. We have been enhancing our content-centric monetization in each of our revenue streams, including marketing services, paid membership, vocational training and other services. The willingness of our users to pay for premium content largely depends on the breadth, depth, and quality of our premium content, and thus better premium content could result in higher value for our paid membership services. Our rich content offerings and user base attract more merchants and brands to promote their products and services and achieve other commercial goals through our marketing services. In addition to continuously expanding our customer base via our diversified service offerings, we plan to further improve the effectiveness of our monetization channels and increase the spending of our existing merchants and brands as well as paying users.

We have consistently explored additional content-centric monetization channels and added new revenue streams. For example, we have launched our vocational training and e-commerce services to expand our vertical service coverage and meet user demand. We plan to further expand the monetization of our content community and seek to further diversify our revenue streams.

Our operating efficiency

Our efficiency and margin depend on our ability to strategically increase our scale and manage our costs and expenses. As the majority of our content is generated by users, we benefit from our organically generated, diverse content that stimulates interactions among users and content creators, as well as efficient content acquisition. We also deploy resources to strategically acquire high-quality content to enrich our premium content library. As we continue to expand our revenue streams, our revenue mix and ability to manage the level of revenue sharing with content providers might also affect our gross profit margin.

We seek to continually optimize our expense structure. Our operating efficiency is significantly affected by our user acquisition strategy. We actively engage in sales and marketing efforts to capture marketing opportunities from which we can effectively increase our user base while focusing on more precise and effective ways of user acquisition. To further drive our sales and marketing effectiveness, we will continue to enhance our brand recognition to achieve organic user acquisition and retention.

Our people and technology

We focus on investing in our people and technology, which are crucial for us to enrich our content offerings, further grow our user base, incentivize content creators, and attract merchants and brands. We recruit, retain, and motivate talented employees to support our growth. Our technology infrastructure supports our business model in various respects, including understanding our users, optimizing our content offerings, promoting interaction and engagement between our users and content creators, nurturing our community, and enhancing our service offerings. We will continue to develop and apply artificial intelligence technologies to keep pace with the growth of our business, scale our content offerings, and improve operating efficiency. We will continue to invest in people and technology to facilitate our future growth.

Key Components of Results of Operations

Revenue

We generate revenue primarily through (i) marketing services, (ii) paid membership, (iii) vocational training, and (iv) other services. The following table sets forth a breakdown of revenue by type both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenue
Marketing services(1)	2,134,872	72.1	1,956,480	54.3	1,652,992	232,819	39.4
Paid membership	668,507	22.6	1,230,804	34.1	1,826,557	257,265	43.5
Vocational training(2)	45,823	1.6	248,266	6.9	565,585	79,661	13.5
Others(2)	110,122	3.7	169,369	4.7	153,755	21,656	3.6
Total	2,959,324	100.0	3,604,919	100.0	4,198,889	591,401	100.0

Notes:

(1)	Starting in 2023, we collectively reported the revenues generated from advertising and content-commerce solutions as “marketing services revenue” to better present our business and results of operations in line with our overall strategies. For comparison purposes, the breakdown of our revenues for the years ended December 31, 2022 and 2021 have been retrospectively re-classified.
(2)	Starting in 2022, we separately reported the revenue of our vocational training business, which was formerly included in “others.” For comparison purposes, the revenue of vocational training business and the revenue for others for the year ended December 31, 2021 have been retrospectively re-classified.

Marketing services. We generate revenue from marketing services, which primarily consist of advertising revenue and revenue from content-commerce solutions. We experienced a decline in our marketing services revenue in 2022 and 2023 primarily due to the challenging industry dynamics and our ongoing refinement of service offerings to strategically focus on margin improvement.

Our customers are generally attracted by the expanding user base, high-quality user profiles, and the content generated in our community. They typically select target audience based on user profiles and review performance indices instead of specifying target content category or monitoring other similar metrics. We do not believe that we have concentration in terms of user profiles. The pricing of our advertising is determined based on our internally-set price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of customers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on the marked price for our advertising services.

Paid Membership. We generate substantially all of our paid membership revenue from Yan Selection membership fees. We officially launched our Yan Selection membership program in March 2019, and since then have continued to enhance the volume and quality of our premium content. Our average monthly subscribing members increased significantly from 5.1 million in 2021 to 9.8 million in 2022, and further to 14.5 million in 2023. The increase in average monthly subscribing members, both in absolute terms and as a percentage of average MAUs for the same period, reflects the wider acceptance of the paid membership among our community, demonstrating  our content enhancements and refined user experience.

Vocational training. We offer various types of vocational trainings, which cover Postgraduate Entrance Examination, Civil Service Examination, ESG, CFA and CPA examinations, language testing, writing or data analytical skills and AGI, and other vocational training courses to further enhance our monetization channels. Our vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as contract liability. For vocational training business, revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Others. Other revenue is mainly generated from the sales of our private label products and book series, as well as revenue from our e-commerce services. We have been strategically identifying opportunities for expanding our revenue streams. We expect an increase in revenue from the sales of our private label products and book series and we should benefit from continued diversification of our content-centric monetization channels in the foreseeable future.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	750,554	25.4	906,224	25.1	1,033,878	145,619	24.6
Cloud service and bandwidth costs	328,346	11.1	403,442	11.2	280,045	39,444	6.7
Staff costs	142,699	4.8	206,633	5.7	248,678	35,026	5.9
Payment processing costs	74,285	2.5	136,778	3.8	198,199	27,916	4.7
Others	109,539	3.7	143,790	4.0	142,241	20,033	3.4
Total	1,405,423	47.5	1,796,867	49.8	1,903,041	268,038	45.3

Gross Profit and Gross Profit Margin

Our gross profit increased from RMB1.6 billion in 2021 to RMB1.8 billion in 2022, and further to RMB2.3 billion (US$323.4 million) in 2023. Our gross profit margin was 52.5% in 2021, 50.2% in 2022, and 54.7% in 2023.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, (ii) research and development expenses, and (iii) general and administrative expenses.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	1,634,733	55.3	2,026,468	56.2	2,048,090	288,467	48.8
Research and development expenses	619,585	20.9	763,362	21.2	901,452	126,967	21.5
General and administrative expenses	690,292	23.3	621,973	17.2	418,531	58,949	9.9
Total	2,944,610	99.5	3,411,803	94.6	3,368,073	474,383	80.2

Selling and Marketing Expenses. Our selling and marketing expenses primarily consist of expenses associated with promotion and advertising and staff costs.

Research and Development Expenses. Our research and development expenses primarily consist of research and development related staff costs and expenses related to new technology and product development and product enhancements.

General and Administrative Expenses. General and administrative expenses primarily consist of staff costs, traveling and general expenses, and professional service fees.

Taxation

Cayman Islands

We are incorporated as an exempted company in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax.

Hong Kong

Under the two-tiered profits tax rate regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rate regime will continue to be taxed at a flat rate of 16.5%. Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

In addition, payments of dividends from our subsidiary in Hong Kong to us are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law effective from January 1, 2008, our PRC subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%. Specifically, during the period from January 1, 2023 to December 31, 2027, the portion of annual taxable income amount of a small low-profit enterprise not exceeding RMB1 million is computed at a reduced rate of 25% as taxable income amount, subject to an enterprise income tax rate of 20%. During the period from January 1, 2022 to December 31, 2027, the portion of annual taxable income amount of a small low-profit enterprise exceeding RMB1 million and not exceeding RMB3 million is computed at a reduced rate of 25% as taxable income amount, subject to an enterprise income tax rate of 20%.

Each of Zhizhe Sihai and Beijing Qingzhong Education Technology Co., Ltd., a subsidiary of our company, was certified as a “high and new technology enterprise” under the PRC laws and regulations, and accordingly was eligible for a preferential tax rate of 15% in each of 2021, 2022, and 2023. Some of our subsidiaries were “small low-profit enterprises” under the PRC laws and regulations, and accordingly were eligible for a preferential tax rate of 20% in each of 2021, 2022, and 2023. Our other PRC entities were subject to enterprise income tax at a rate of 25% in 2021, 2022, and 2023. Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

We are subject to value added tax, or VAT, at rates of 6% on the products and services we provide to users and customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and materially and adversely affect our results of operations and the value of your investment.”

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues	2,959,324	100.0	3,604,919	100.0	4,198,889	591,401	100.0
Cost of revenues	(1,405,423)	(47.5)	(1,796,867)	(49.8)	(1,903,041)	(268,038)	(45.3)
Gross profit	1,553,901	52.5	1,808,052	50.2	2,295,848	323,363	54.7
Selling and marketing expenses	(1,634,733)	(55.2)	(2,026,468)	(56.2)	(2,048,090)	(288,467)	(48.8)
Research and development expenses	(619,585)	(20.9)	(763,362)	(21.2)	(901,452)	(126,967)	(21.5)
General and administrative expenses	(690,292)	(23.3)	(621,973)	(17.3)	(418,531)	(58,949)	(9.9)
Total operating expenses	(2,944,610)	(99.5)	(3,411,803)	(94.6)	(3,368,073)	(474,383)	(80.2)
Loss from operations	(1,390,709)	(47.0)	(1,603,751)	(44.5)	(1,072,225)	(151,020)	(25.5)
Investment income	59,177	2.0	70,380	2.0	41,695	5,873	1.0
Interest income	31,305	1.1	68,104	1.9	158,671	22,348	3.7
Fair value change of financial instruments	27,846	0.9	(176,685)	(4.9)	(5,170)	(728)	(0.1)
Exchange (losses)/gains	(16,665)	(0.6)	71,749	2.0	97	14	0.0
Others, net	(4,391)	(0.1)	5,983	0.2	49,236	6,935	1.2
Loss before income tax	(1,293,437)	(43.7)	(1,564,220)	(43.4)	(827,696)	(116,578)	(19.7)
Income tax expense	(5,443)	(0.2)	(14,183)	(0.4)	(11,832)	(1,667)	(0.3)
Net loss	(1,298,880)	(43.9)	(1,578,403)	(43.8)	(839,528)	(118,245)	(20.0)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

	For the Year Ended December 31,
	2022	2023		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Revenues
Marketing services(1)	1,956,480	1,652,992	232,819	(303,488)	(42,745)	(15.5)
Paid membership	1,230,804	1,826,557	257,265	595,753	83,910	48.4
Vocational training	248,266	565,585	79,661	317,319	44,693	127.8
Others	169,369	153,755	21,656	(15,614)	(2,199)	(9.2)
Total	3,604,919	4,198,889	591,401	593,970	83,659	16.5

Note:

(1)

Starting in 2023, we collectively reported the revenues generated from advertising and content-commerce solutions as “marketing services revenue” to better present our business and results of operations in line with our overall strategies. For comparison purposes, the breakdown of revenues for years ended December 31, 2022 and 2021 had been retrospectively re-classified.

Our revenues increased by 16.5% from RMB3.6 billion in 2022 to RMB4.2 billion (US$591.4 million) in 2023.

Marketing services. Marketing services revenue decreased by 15.5% from RMB2.0 billion in 2022 to RMB1.7 billion (US$232.8 million) in 2023. The decrease was primarily due to the challenging industry dynamics and our ongoing refinement of service offerings to strategically focus on margin improvement.

Paid Membership. Paid membership revenue increased significantly by 48.4% from RMB1.2 billion in 2022 to RMB1.8 billion (US$257.3 million) in 2023, primarily due to the continued growth of our subscribing members, attributable to the improved attractiveness of our premium content library and user experience, as evidenced by the number of our average monthly subscribing members increasing significantly from 9.8 million in 2022 to 14.5 million in 2023.

Vocational training. Vocational training revenue increased from RMB248.3 million in 2022 to RMB565.6 million (US$79.7 million) in 2023, primarily driven by our further enriched online course offerings and the revenue contributions from the acquired vocational training businesses.

Others. Other revenue decreased from RMB169.4 million in 2022 to RMB153.8 million (US$21.7 million) in 2023.

Cost of Revenues

	For the Year Ended December 31,
	2022	2023		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	906,224	1,033,878	145,619	127,654	17,980	14.1
Cloud services and bandwidth costs	403,442	280,045	39,444	(123,397)	(17,380)	(30.6)
Staff costs	206,633	248,678	35,026	42,045	5,922	20.3
Payment processing costs	136,778	198,199	27,916	61,421	8,651	44.9
Others	143,790	142,241	20,033	(1,549)	(219)	(1.1)
Total	1,796,867	1,903,041	268,038	106,174	14,954	5.9

Our cost of revenues increased by 5.9% from RMB1.8 billion in 2022 to RMB1.9 billion (US$268.0 million) in 2023. The increase was primarily attributable to (i) an increase in content and operational costs of RMB127.7 million as we continued to enhance our content attractiveness and (ii) an increase in payment processing costs of RMB61.4 million driven by our revenue growth, partially offset by the decrease in cloud services and bandwidth costs.

Gross Profit and Gross Profit Margin

	For the Year Ended December 31,
	2022	2023		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Gross profit	1,808,052	2,295,848	323,363	487,796	68,705	27.0

In 2022 and 2023, our gross profit was RMB1.8 billion and RMB2.3 billion (US$323.4 million), respectively, and our gross profit margin was 50.2% and 54.7%, respectively. The increase in gross profit margin was primarily due to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

Operating Expenses

	For the Year Ended December 31,
	2022	2023		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	2,026,468	2,048,090	288,467	21,622	3,045	1.1
Research and development expenses	763,362	901,452	126,967	138,090	19,450	18.1
General and administrative expenses	621,973	418,531	58,949	(203,442)	(28,654)	(32.7)
Total	3,411,803	3,368,073	474,383	(43,730)	(6,159)	(1.3)

Selling and Marketing Expenses. Our selling and marketing expenses increased by 1.1% from RMB2,026.5 million in 2022 to RMB2,048.1 million (US$288.5 million) in 2023, primarily due to our continued efforts in promoting our product and service offerings.

Research and Development Expenses. Our research and development expenses increased by 18.1% from RMB763.4 million in 2022 to RMB901.5 million (US$127.0 million) in 2023, primarily due to our increased spending on technology innovation, especially on generative AI technology.

General and Administrative Expenses. Our general and administrative expenses decreased by 32.7% from RMB622.0 million in 2022 to RMB418.5 million (US$58.9 million) in 2023, primarily due to lower share-based compensation expenses recognized.

Loss from Operations

As a result of the foregoing, we had a loss from operations of RMB1.1 billion (US$151.0 million) in 2023, in comparison with a loss from operations of RMB1.6 billion in 2022.

Investment Income

Our investment income decreased from RMB70.4 million in 2022 to RMB41.7 million (US$5.9 million) in 2023, primarily due to a decrease in short-term investment that we held for cash management purposes during 2023.

Interest Income

Our interest income increased from RMB68.1 million in 2022 to RMB158.7 million (US$22.3 million) in 2023, primarily due to an increase in the yield on term deposits.

Fair Value Change of Financial Instruments

We recorded a loss of RMB5.2 million (US$0.7 million) from fair value change of financial instruments in 2023, which mainly reflected the fair value change of contingent consideration payables for our acquisitions in 2023. We recorded a loss of RMB176.7 million from fair value change of financial instruments in 2022, which mainly reflected the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi in the second quarter of 2022.

Exchange Gains

We had exchange gains of RMB97 thousand (US$14 thousand) in 2023, in comparison with exchange gains of RMB71.7 million in 2022, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Others, Net

We had net other gains of RMB49.2 million (US$6.9 million) in 2023, in comparison with net other gains of RMB6.0 million in 2022, primarily due to an increase in non-operating income.

Loss Before Income Tax

Primarily as a result of the foregoing, our loss before income tax in 2023 was RMB827.7 million (US$116.6 million), decreased by 47.1% from RMB1.6 billion in 2022.

Income Tax Expenses

Our income tax expense decreased from RMB14.2 million in 2022 to RMB11.8 million (US$1.7 million) in 2023.

Net Loss

As a result of the foregoing, our net loss decreased by 46.8% from RMB1.6 billion in 2022 to RMB839.5 million (US$118.2 million) in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2023.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by historical equity financing. We had cash and cash equivalents, term deposits, and short-term investments of RMB7.4 billion, RMB6.3 billion, and RMB5.5 billion (US$769.4 million) as of December 31, 2021, 2022, and 2023, respectively.

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

As of December 31, 2023, 83.9% of our cash and cash equivalents were held in China, of which 96.4% was held in Renminbi. As of December 31, 2023, 17.0% of our cash and cash equivalents were held by the VIE and its subsidiaries.

Substantially all of our revenues have been denominated in Renminbi, and we expect them to likely continue in the same manner. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior the approval of the State Administration of Foreign Exchange as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

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

Our trade receivables primarily consist of outstanding amounts payable by third parties. Our trade receivables increased from RMB831.6 million as of December 31, 2021 to RMB834.3 million as of December 31, 2022, and decreased to RMB664.6 million (US93.6 million) as of December 31, 2023. We applied ASC Topic 326 to measure current expected credit losses for all trade receivables. We recorded provision of allowance for expected credit losses of trade receivables of RMB58.6 million, RMB92.9 million and RMB122.7 million (US$17.3 million) as of December 31, 2021, 2022, and 2023, respectively.

Accounts payable and accrued liabilities represent (i) accrued sales rebates, (ii) operational costs payables and accruals, and (iii) marketing expenses payables and accruals. Accounts payable and accrued liabilities slightly decreased from RMB1,026.5 million as of December 31, 2021 to RMB916.1 million as of December 31, 2022, and increased to RMB1.0 billion (US$146.3 million) as of December 31, 2023 primarily due to an increase in operational costs payables and accruals.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)

Net cash used in operating activities	(440,234)	(1,114,954)	(415,527)	(58,525)
Net cash (used in)/provided by investing activities	(3,136,503)	3,490,467	(1,681,140)	(236,784)
Net cash provided by/(used in) financing activities	4,876,247	(108,350)	(365,056)	(51,417)
Effect of exchange rate changes on cash and cash equivalents	(100,169)	101,528	42,510	5,987
Net increase/(decrease) in cash and cash equivalents	1,199,341	2,368,691	(2,419,213)	(340,739)
Cash and cash equivalents at the beginning of the year	957,820	2,157,161	4,525,852	637,453
Cash and cash equivalents at the end of the year	2,157,161	4,525,852	2,106,639	296,714

Operating Activities

For the year ended December 31, 2023, net cash used in operating activities was RMB415.5 million (US$58.5 million), as compared to our net loss of RMB839.5 million (US$118.2 million) for the same period. Net loss can be reconciled to net cash used in operating activities mainly by deducting an accrued investment income of short-term investments of RMB37.5 million, adding back a fair value change of financial instrument of RMB5.2 million and other non-cash items of RMB219.9 million, which primarily comprised share-based compensation expenses of RMB164.7 million, and provision of allowance for expected credit losses of RMB29.9 million, and further adding another RMB240.3 million released from working capital. The cash released from working capital was primarily the result of (i) an increase of RMB220.2 million in accounts payable and accrued liabilities, (ii) a decrease of RMB64.4 million in trade receivables, (iii) a decrease of RMB59.9 million in right-of-use assets, and (iv) an increase of RMB56.9 million in salary and welfare payables to our employees, partially offset by (y) a decrease of RMB87.1 million in contract liabilities and (z) a decrease of RMB50.8 million in lease liabilities.

For the year ended December 31, 2022, net cash used in operating activities was RMB1.1 billion, as compared to our net loss of RMB1.6 billion for the same period. Net loss can be reconciled to net cash used in operating activities mainly by deducting an accrued investment income of short-term investments of RMB31.5 million, adding back a fair value change of financial instrument of RMB176.7 million and other non-cash items of RMB454.5 million, which primarily comprised share-based compensation expenses of RMB373.9 million, provision of allowance for expected credit losses of RMB34.5 million, and an impairment of long-term investments of RMB20.9 million, and further deducting another RMB133.8 million used for working capital. The cash used for working capital was primarily the result of (i) an increase of RMB132.8 million in trade receivables, (ii) a decrease of RMB65.3 million in net amount due to related parties, (iii) a decrease of RMB40.8 million in taxes payable, and (iv) a decrease of RMB36.5 million in salary and welfare payables to our employees, partially offset by (y) a decrease of RMB87.1 million in prepayments and other current assets and (z) an increase of RMB78.2 million in contract liabilities, reflecting the increasing scale of our paid membership service and vocational training business.

For the year ended December 31, 2021, net cash used in operating activities was RMB440.2 million, as compared to our net loss of RMB1.3 billion for the same period. Net loss can be reconciled to net cash used in operating activities mainly by deducting a fair value change of financial instrument of RMB27.8 million, an accrued investment income of short-term investments of RMB6.4 million and a deferred income tax of RMB1.1 million, adding back other non-cash items of RMB602.5 million, which primarily comprised share-based compensation expenses of RMB548.5 million and provision of allowance for expected credit losses of RMB32.6 million, and adding another RMB291.4 million released from working capital. The cash released from working capital was primarily the result of (i) an increase of RMB524.2 million in accounts payable and accrued liabilities, (ii) an increase of RMB119.8 million in lease liabilities, and (iii) an increase of RMB81.4 million in salary and welfare payables to our employees, partially offset by an increase of RMB374.7 million in trade receivables.

Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was RMB1.7 billion (US$236.8 million), which was primarily attributable to (i) purchase of short-term investments of RMB7.5 billion and (ii) purchase of term deposits of RMB2.7 billion, partially offset by (y) proceeds of maturities of short-term investments of RMB6.6 billion and (z) proceeds from withdrawal of term deposits of RMB2.0 billion.

For the year ended December 31, 2022, net cash provided by investing activities was RMB3.5 billion, which was primarily attributable to (i) proceeds of maturities of short-term investments of RMB12.0 billion and (ii) proceeds from disposal of term deposits of RMB5.8 billion, partially offset by (y) purchase of short-term investments of RMB10.5 billion and (z) purchase of term deposits of RMB3.6 billion.

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

Financing Activities

For the year ended December 31, 2023, net cash used in financing activities was RMB365.1 million (US$51.4 million), which was primarily attributable to payment for repurchase of shares.

For the year ended December 31, 2022, net cash used in financing activities was RMB108.4 million, which was primarily attributable to payment for repurchase of shares.

For the year ended December 31, 2021, net cash provided by financing activities was RMB4,876.2 million, which was primarily attributable to net proceeds from issuance of Class A ordinary shares upon the completion of our initial public offering.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments. We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB7.4 million in 2021, RMB0.7 million in 2022, and RMB8.9 million (US$1.2 million) in 2023. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)

	(in millions)
Operating lease commitments	46.7	6.6	43.0	6.1	3.7	0.5	⸺	⸺	⸺	⸺

Our operating lease obligations primarily represent the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in China.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Holding Company Structure

Zhihu Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and the VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technological Infrastructure” And “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to the date of this annual report that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the regulations of the SEC. The preparation of the consolidated financial statements requires management to make assumptions, judgments and estimates that can have a significant impact on the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. Actual results could differ significantly from these estimates. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. On a regular basis, we evaluate our assumptions, judgments and estimates and make changes accordingly. We also discuss our critical accounting estimates with the Audit Committee of the Board of Directors. Note 2 to our audited consolidated financial statements included elsewhere in this annual report describes the significant accounting policies used in the preparation of the consolidated financial statements.

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

Allowance for Expected Credit Losses on Trade Receivables

The allowance for expected credit losses represents our estimate of the expected lifetime expected credit losses inherent on trade receivables as of the balance sheet date. The adequacy of our allowance for expected credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because expected credit losses can vary substantially over time, estimating expected credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect general and administrative expenses on our consolidated statements of operations and comprehensive loss and the allowance for expected credit losses contained within trade receivables on our consolidated balance sheets. See Note 2 to our audited consolidated financial statements included elsewhere in this annual report for more information regarding expected credit losses.

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

Sensitivity Analysis. When one of our estimates of historical default rate and forward-looking information decreased/increased by 1% while holding all other estimates constant, there would be no significant impact to our consolidated financial statements.

Purchase price allocation for business combination

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

Revenue growth rate. We make assumptions about the demand for the acquired business in the marketplace. These projections are derived using our internal business plan forecasts that are updated at least annually. The higher the revenue growth rate, the higher the fair value of assets acquired and liabilities assumed.

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

Goodwill Impairment Assessments

We conduct an impairment test as of December 31 annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. Our goodwill was attributable to our company as a whole. A quantitative assessment is performed if we determine it is more likely than not that the carrying value of the net assets is more than the fair value of the reporting unit after the qualitative assessment. Fair value is estimated by us using the income approach. Key assumptions utilized in estimating the fair value of the reporting unit include revenue growth rates, gross margin, operating expenses and discount rate. Changes in these assumptions could materially affect the determination of the fair value for reporting unit.

Revenue growth rate and profit margin. We make assumptions about the demand for our products in the marketplace. These projections are derived using our internal business plan forecasts that are updated at least annually. The internal business plan forecasts are developed considering the market data, selling plan and industry research.

Discount rate. When measuring the fair value of reporting unit, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise.

Sensitivity Analysis. The estimate of fair value of the reporting units are sensitive to our assumptions in these factors. When one of our estimates of revenue growth rates and discount rate decreased or increased by 1% while holding all other estimates constant, there would be no significant impact to our consolidated financial statements.

For the year ended December 31, 2023, due to the changing market conditions and fluctuations in our share price, we performed both qualitative and quantitative analysis as of June 30, 2023 and December 31, 2023. A third-party valuation firm was engaged to help us determine the fair value of the reporting unit by applying income approach. We concluded that there was no impairment of goodwill as of June 30, 2023 and December 31, 2023.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yuan Zhou	43	Founder, Chairman, and Chief Executive Officer
Dahai Li	43	Director and Chief Technology Officer
Han Wang	33	Chief Financial Officer
Zhaohui Li	48	Director
Bing Yu	44	Director
Hanhui Sam Sun	51	Independent Director
Hope Ni	51	Independent Director
Derek Chen	48	Independent Director

Yuan Zhou is our founder and has served as the chairman of our board of directors and chief executive officer since our inception. Mr. Zhou is an entrepreneur with over 15 years of experience in internet and media. Since January 2024, Mr. Zhou has served as a director of Beijing ModelBest Intelligent Technology Co., Ltd., a portfolio investee of ours. Prior to founding our company, Mr. Zhou founded Beijing Nuobote Informational Technology Co., Ltd., a start-up company that focused on the development of big data analytics for e-commerce businesses from October 2008 to November 2010. Before that, Mr. Zhou worked as a journalist for the IT Management World magazine from June 2006 to December 2007. Mr. Zhou received a bachelor’s degree in computer science and technology from Chengdu University of Technology in China in June 2003 and a master’s degree in software engineering from Southeast University in China in March 2006.

Dahai Li has served as our chief technology officer since May 2018 and as our director since March 2021. Mr. Li served as our senior vice president from December 2015 to April 2018. Mr. Li has served as a director of Beijing ModelBest Intelligent Technology Co., Ltd. and as its chief executive officer since June 2023. Prior to joining us, Mr. Li served as the head of search technology at Wandoujia, a leading app store in China, from August 2013 to December 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a start-up search engine company in China, from August 2010 to August 2013. From June 2007 to September 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr. Li received a bachelor’s degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master’s degree in mathematics from Peking University in July 2006.

Han Wang has served as our chief financial officer since February 2024. Prior to joining Zhihu, from 2020 to 2023, Mr. Wang was with Access Technology Ventures, a global investment platform under Access Industries, Inc., the private holding company and investment firm founded by businessman and philanthropist Len Blavatnik. Prior to that, he held senior positions at leading investment firms, including at Hillhouse Capital as a Vice President between 2018 and 2020, and at Legend Capital as a Director from 2015 to 2018. Mr. Wang received a bachelor’s degree in communication engineering from Beijing University of Posts and Telecommunications in China in 2012.

Zhaohui Li has served as our director since September 2015 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Li joined Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from September 2008 to May 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li also holds directorships at various other public companies. Mr. Li has been a director of Kuaishou Technology (HKEX: 1024) since March 2017 and KE Holdings Inc. (NYSE: BEKE, HKEX: 2423) since December 2018. Mr. Li received a bachelor’s degree in economics from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

Bing Yu has served as our director since March 2023 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Yu joined Kuaishou Technology (HKEX: 1024) in August 2016 and currently serves as a senior vice president, primarily responsible for technology development, product testing, operation maintenance, and ToB business relating to StreamLake of the Kuaishou group. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor’s degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master’s degree in software engineering from Tsinghua University in June 2006.

Hanhui Sam Sun has served as our independent director since March 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Sun has served as an independent director and chairman of the audit committee of iQIYI Inc. (Nasdaq: IQ) since March 2018, an independent director and chairman of the audit committee of Yiren Digital Ltd. (NYSE: YRD) since December 2015, and an independent non-executive director of YSB Inc. (HK: 9885) since June 2023. From January 2010 to September 2015, Mr. Sun assumed various positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq (former Nasdaq ticker: QUNR), including serving as Qunar’s president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq (former Nasdaq ticker: KZ), from February 2007 to February 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. Prior to that, Mr. Sun successively worked in KPMG, Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. Mr. Sun received a bachelor’s degree in business administration from Beijing Institute of Technology in July 1993. He was qualified as a Certified Public Accountant in China in April 1998.

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

Derek Chen has served as our independent director since April 2022 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Chen was a partner of TPG Capital (Beijing) Limited from September 2013 to 2019 and was responsible for Growth Equity investments in China. Prior to joining TPG Capital (Beijing) Limited, Mr. Chen worked at SAIF (Beijing) Advisors Ltd. from March 2004 with a focus on private equity and capital market investments, and he was a principal of the firm when he left in September 2009. He was a non-executive director of VCREDIT Holdings Limited (HKEX: 2003) from March 2018 to October 2019, and has been re-appointed as an independent non-executive director since December 2021. Mr. Chen accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Chen received a master’s degree in business administration from Columbia Business School in 2001.

B.Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of RMB9.3 million (US$1.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2022 Share Incentive Plan

In connection with our dual primary listing on the Hong Kong Stock Exchange, our board of directors adopted a share incentive plan in March 2022, which we refer to as the 2022 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to our shareholders, which became effective upon the our listing on the Hong Kong Stock Exchange. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is be the sum of (i) a maximum of 13,042,731 Class A ordinary shares which may be issued pursuant to awards in the form of options, and (ii) the sum of (A) 26,085,463 Class A ordinary shares and (B) 3,554,866 Class A ordinary shares equivalent to the unused portion of the number of shares of our 2012 Share Incentive Plan at its expiration, which may be issued pursuant to awards in the form of restricted share units. Unless approved by the shareholders in general meeting, the total number of Class A ordinary shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of ours to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. As of March 31, 2024, awards to purchase 15,555,054 Class A ordinary shares under the 2022 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the grant dates. Pursuant to the terms of the 2022 Plan, any shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued shares, or shares purchased on the open market.

The following paragraphs describe the principal terms of the 2022 Plan.

Types of Awards. The 2022 Plan permits the awards of options and restricted shares.

Plan Administration. The 2022 Plan may be administered by our board of directors, a committee of one or more members of the board of directors, or any director appointed to be the administrator. The administrator determines, among other things, the fair market value of ordinary shares, the employees and consultants eligible to receive awards, the number of options or restricted shares to be granted to each eligible employee, and the terms and conditions of each option grant.

Award Agreement. Awards granted under the 2022 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which is subject to any modification as determined by the administrator.

Eligibility. We may grant awards to directors, employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such shares or securities as quoted on the principal exchange or system on which our shares or securities are listed (as determined by the board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which our shares or securities are listed for the five business days immediately preceding the date of grant.

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

For the year ended December 31, 2023, we did not grant any share incentive awards to our directors and executive officers under the 2022 Plan.

As of March 31, 2024, employees other than our directors and executive officers as a group hold 13,055,054 restricted shares units outstanding under the 2022 Plan.

C.Board Practices

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company by way of qualification. Subject to the New York Stock Exchange rules and the Hong Kong Listing Rules, and disqualification by the chairman of the board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nomination committee, and a corporate governance committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hanhui Sam Sun, Hope Ni, and Derek Chen. Hanhui Sam Sun is the chairman of our audit committee. We have determined that Hanhui Sam Sun, Hope Ni, and Derek Chen each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Hanhui Sam Sun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	assuming other duties and responsibilities as required under the Corporate Governance Rules of the New York Stock Exchange and the Hong Kong Listing Rules.

Compensation Committee. Our compensation committee consists of Hanhui Sam Sun, Hope Ni, and Yuan Zhou. Hanhui Sam Sun is the chairman of our compensation committee. We have determined that Hanhui Sam Sun and Hope Ni satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements;
●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	assuming other duties and responsibilities as required under the Corporate Governance Rules of the New York Stock Exchange and the Hong Kong Listing Rules.

Nomination Committee. Our nomination committee consists of Yuan Zhou, Hope Ni, Hanhui Sam Sun, and Derek Chen. Hope Ni is the chairman of our nomination committee. We have determined that Hope Ni, Hanhui Sam Sun, and Derek Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

●	reviewing the structure, size and composition (including the skills, knowledge and experience) of the board at least annually and making recommendations on any proposed changes to the board to complement our corporate strategy;
●	identifying individuals suitably qualified to become directors and selecting or making recommendations to the board on the selection of individuals nominated for directorships;
●	assessing the independence of independent directors and making recommendations to the board as to determination of independence of independent directors; and
●	making recommendations to the board on the appointment or re-appointment of directors and succession planning for directors, in particular the chairman and the chief executive officer.

Corporate Governance Committee. Our corporate governance committee consists of Hanhui Sam Sun, Hope Ni, and Derek Chen. Derek Chen is the chairman of our corporate governance committee. We have determined that Hope Ni, Hanhui Sam Sun, and Derek Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The primary duties of the corporate governance committee are, among other things, to ensure that we are operated and managed for the benefit of all shareholders, to oversee the environmental, social, and governance (“ESG”) matters relevant to us, to oversee our cybersecurity risk management and disclosure related to cybersecurity matters, and to ensure our compliance with the Hong Kong Listing Rules and safeguards relating to the weighted voting right structures of us. In accordance with Rule 8A.30 of the Hong Kong Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules, the work of our corporate governance committee as set out in its terms of reference includes, among others:

●	developing and reviewing our policies and practices on corporate governance to assure that they are appropriate for us and comply with the requirements of the Hong Kong Stock Exchange, and recommending any desirable changes to the board;
●	reviewing and monitoring the training and continuous professional development of directors and senior management;

●	reviewing and monitoring our policies and practices on compliance with legal and regulatory requirements;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, such as our compliance with Appendix 14 to the Hong Kong Listing Rules, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;
●	guiding and reviewing the formulation of our ESG vision, strategies and plans, reporting and making recommendations to the board accordingly, assisting the board in identifying and evaluating our ESG-related risks and opportunities;
●	reviewing and monitoring whether we are operated and managed for the benefit of all our shareholders; and
●	reviewing and monitoring all risks related to our weighted voting rights structure and the management of conflicts of interests, make a recommendation to the board on any matter where there is any risk or a potential conflict of interest between Zhihu and any beneficiary of weighted voting rights, and confirm, on an annual basis, that the beneficiaries of weighted voting rights have complied with certain Hong Kong Listing Rules.

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

D.Employees

As of December 31, 2021, 2022 and 2023, we had 2,649, 2,515 and 2,731 full-time employees, respectively, all of whom were based in China, primarily at our headquarters in Beijing, China.

The following table sets forth the number of our employees by function as of December 31, 2023.

	Number of
Function	Employees	Percentage
Content and Content-Related Operations	889	32.6%
Research and Development	1,003	36.7%
Sales and Marketing	604	22.1%
General Administration	235	8.6%
Total	2,731	100%

Our success depends on our ability to attract, retain, and motivate qualified personnel. We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. We consider that we maintain a generally good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations during 2021, 2022, and 2023. However, as our operations may further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 280,145,000 Class A ordinary shares (excluding the 1,903,629 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 17,674,043 Class B ordinary shares issued and outstanding as of March 31, 2024.

	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate Voting
	Shares	Shares	Ownership†	Power††
Directors and Executive Officers**:
Yuan Zhou(1)	19,180,535	17,674,043	12.4	42.9
Dahai Li(2)	2,878,690	—	1.0	0.6
Han Wang	—	—	—	—
Zhaohui Li	—	—	—	—
Bing Yu	—	—	—	—
Hanhui Sam Sun	*	—	*	*
Hope Ni	*	—	*	*
Derek Chen	*	—	*	*
All Directors and Executive Officers as a Group	22,059,225	17,674,043	13.3	43.5
Principal Shareholders:
MO Holding Ltd(1)	19,180,535	17,674,043	12.4	42.9
Tencent Entities(3)	38,066,599	—	12.8	8.3
Cosmic Blue Investments Limited(4)	19,975,733	—	6.7	4.4
AI Knowledge LLC(5)	17,865,410	—	6.0	3.9
Innovation Works Entities(6)	16,702,461	—	5.6	3.8
Matthews International Capital Management LLC(7)	16,285,565	—	5.2	3.6

Notes:

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China. The business address of Mr. Zhaohui Li is 10/F, China Technology Trade Center, No. 66 North 4th Ring West Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Bing Yu is No. 26 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Hanhui Sam Sun is 64 Donggong Street, Dongcheng District, Beijing 100009, People’s Republic of China. The business address of Ms. Hope Ni is House 17B, Shouson Peak, 9-19 Shouson Hill Road, Deep Water Bay, Hong Kong. The business address of Mr. Derek Chen is 1601, G3, Bihaiyuan, 97 Yaojiayuan Road, Beijing, China 100026.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2024.

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

(1)	Represents 19,180,535 Class A ordinary shares, including 9,621,477 Class A ordinary shares granted on April 8, 2022, or the CEO Award Shares, and 17,674,043 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is wholly controlled by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The registered address of MO Holding Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Mr. Zhou has undertaken and covenanted that, unless and until the performance results targets set by the audit committee of the board directors have been met, (a) he shall not offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the CEO Award Shares; and (b) he will cast votes of all of the CEO Award Shares at our shareholder meetings or with respect to written resolution of shareholders in the manner consistent with the views and suggestions of the board of directors; he will abstain from voting if no such view or suggestion is formulated by the board as a whole.
(2)	Represents (i) 99,450 Class A ordinary shares held by Mr. Dahai Li in the form of ADSs, (ii) 1,673,042 Class A ordinary shares held by Ocean Alpha Investment Limited, a company incorporated in the British Virgin Islands, and (iii) 1,106,198 Class A ordinary shares held by SEA & SANDRA Global Limited, a company incorporated in Seychelles. Ocean Alpha Investment Limited is wholly controlled by a trust that was established for the benefit of Mr. Dahai Li and his family. SEA & SANDRA Global Limited is wholly owned by Mr. Dahai Li. The registered address of Ocean Alpha Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of SEA & SANDRA Global Limited is Sertus Chambers, Suite F24, First Floor, Eden Plaza, Eden Island, PO Box 334, Mahe, Seychelles. Information regarding beneficial ownership is reported as of February 2, 2024, based on the information contained in the form of disclosure of interests filed by Mr. Dahai Li with the Hong Kong Stock Exchange on February 7, 2024.
(3)	Represents (i) 10,617,666 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and (ii) 27,448,933 Class A ordinary shares held by Huang River Investment Limited, a company incorporated in the British Virgin Islands. Image Frame Investment (HK) Limited and Huang River Investment Limited, or Tencent Entities, are subsidiaries of Tencent Holdings Limited. The address of principal offices of each of Image Frame Investment (HK) Limited and Huang River Investment Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Information regarding beneficial ownership is reported as of January 30, 2024, based on the information contained in the Schedule 13D/A filed by the Tencent Entities with the SEC on February 1, 2024.
(4)	Represents 19,975,733 Class A ordinary shares held by Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands. Cosmic Investments Limited is wholly owned by Kuaishou Technology (HKEX: 1024). The registered address of Cosmic Blue Investments Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Information regarding beneficial ownership is reported as of May 10, 2022, based on the information contained in the form of disclosure of interests filed by Cosmic Blue Investments Limited with the Hong Kong Stock Exchange on May 10, 2022.
(5)	Represents 17,865,410 Class A ordinary shares held by AI Knowledge LLC, a company incorporated in the United States. AI Knowledge LLC is wholly owned by Access Industries Management, LLC, which is wholly owned by Len Blavatnik. The registered address of AI Knowledge LLC is 251 Little Falls Drive, Wilmington, DE, 19808, USA. Information regarding beneficial ownership is reported as of February 16, 2024, based on the information contained in the Schedule 13D/A filed by AI Knowledge LLC and Access Industries Management, LLC with the SEC on February 20, 2024.
(6)	Represents (i) 12,733,697 Class A ordinary shares held by Innovation Works Development Fund, L.P., a fund organized under the laws of the Cayman Islands, and (ii) 3,968,764 Class A ordinary shares held by Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands. The general partner of Innovation Works Development Fund, L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited is wholly owned by Kai-Fu Lee. The registered address of Innovation Works Holdings Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands. The registered address of Innovation Works Development Fund, L.P. is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2023, based on the information contained in the Schedule 13G filed by Innovation Works Development Fund, L.P. and Innovation Works Holdings Limited, among other reporting persons, with the SEC on January 22, 2024.
(7)	Represents 16,285,565 Class A ordinary shares in the form of 32,571,129 ADSs held by Matthews International Capital Management LLC, an authorized agent and the investment manager of the Matthews Fund. The registered address of Matthews International Capital Management LLC is Suite 550, 4 Embarcadero Center, San Francisco, CA, 94111. Information regarding beneficial ownership is reported as of March 31, 2024, based on the information contained in the Form 13F filed by Matthews International Capital Management LLC with the SEC on April 15, 2024.

To our knowledge and based on our review of our register of members as of March 31, 2024, we had 72,842,489 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan, that were held of record by one holder that resides in the United States, being JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Termination of Obligations. The shareholders’ registration rights will terminate upon the earlier of (i) March 30, 2026 and (ii) with respect to any holder, the date on which such holder may sell all of such holder’ registrable securities under Rule 144 of the Securities Act in any 90-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2022 Share Incentive Plan.” For share incentive awards granted to our directors and officers under the 2012 Incentive Compensation Plan, which was terminated, and the 2022 Plan in 2021 and 2022, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” of our annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 28, 2023.

Other Transactions with Related Parties

Transactions with Tencent entities. Our transactions with Tencent Holdings Limited, one of our principal beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to cloud and bandwidth services, amounting to RMB110.8 million, RMB137.7 million, and RMB28.8 million (US$4.1 million) in 2021, 2022, and 2023, respectively; and (ii) provision of services which primarily related to marketing services, amounting to RMB10.9 million, RMB25.7 million, and RMB29.2 million (US$4.1 million) in 2021, 2022, and 2023, respectively. The amount due from the Tencent entities were RMB8.8 million, RMB22.6 million, and RMB2.3 million (US$0.3 million) as of December 31, 2021, 2022, and 2023, respectively, and the amount due to the Tencent entities were RMB67.4 million, RMB19.1 million, and RMB7.2 million (US$1.0 million) as of December 31, 2021, 2022, and 2023, respectively.

Transactions with Baidu entities. Our transactions with Baidu, Inc., one of our beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to marketing services and cloud and bandwidth services, amounting to RMB142.3 million in 2021; and (ii) provision of services which primarily related to advertising services, amounting to RMB19.7 million in 2021. The amount due from the Baidu entities were RMB6.4 million as of December 31, 2021, and the amount due to the Baidu entities were RMB14.6 million as of December 31, 2021. As of December 31, 2021, Baidu entities were no longer a related party of us.

Transactions with Kuaishou entities. Our transactions with Kuaishou Technology, one of our principal beneficial owners, and its subsidiary, included (i) purchase of services which primarily related to marketing services and cloud and bandwidth services, amounting to RMB2.2 million, RMB14.4 million, and RMB10.8 million (US$1.5 million) in 2021, 2022, and 2023, respectively; and (ii) provision of services, which primarily related to marketing services, amounting to RMB7.9 million, RMB14.8 million, and RMB5.4 million (US$0.8 million) in 2021, 2022, and 2023, respectively. The amount due from the Kuaishou entities was RMB3.0 million, RMB2.2 million, and RMB2.5 million (US$0.4 million) as of December 31, 2021, 2022, and 2023, respectively, and the amount due to the Kuaishou entities was RMB1.6 million, RMB5.8 million, and RMB4.2 million (US$0.6 million) as of December 31, 2021, 2022, and 2023, respectively.

Transactions with Mianbi. Our transactions with Beijing Mianbi Intelligent Technology Co., Ltd., or Mianbi, one of the companies we invested in, included provision of other services, amounting to RMB0.5 million (US$0.1 million) in 2023. The amount due from Mianbi, which primarily related to expenditures paid by us on behalf of Mianbi, amounting to RMB13.6 million (US$1.9 million) as of December 31, 2023, and the amount due to Mianbi, which related to the unpaid consideration for our investment in Mianbi, amounting to RMB14.6 million (US$2.0 million) as of December 31, 2023.

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

No further Class B ordinary shares shall be issued by us, except with the prior approval of The Stock Exchange of Hong Kong Limited and pursuant to (i) an offer to subscribe for ordinary shares made to all the shareholders pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of ordinary shares to all the shareholder by way of scrip dividends; or (iii) an ordinary share subdivision or other similar capital reorganization; provided that, each shareholder shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of ordinary shares by way of scrip dividends) ordinary shares in the same class as the ordinary shares then held by him, notwithstanding the provisions of Article 23 of our eleventh amended and restated memorandum of association; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B ordinary shares in issue, so that: (a) if, under a pro rata offer, any holder of Class B ordinary shares does not take up any part of the Class B ordinary shares or the rights thereto offered to him, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A ordinary shares; and (b) to the extent that rights to Class A ordinary shares in a pro rata offer are not taken up in their entirety, the number of Class B ordinary shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

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

Exclusive forum. Pursuant to article 188 of our eleventh amended and restated memorandum and articles of association, for the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to us and without prejudice to article 189 of our eleventh amended and restated memorandum and articles of association, we, our shareholders, directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of us to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against us which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). Notwithstanding Article 188 of our eleventh amended and restated memorandum and articles of association, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our eleventh amended and restated memorandum and articles of association. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—Forum selection provisions in our currently effective memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

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

D.Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations relating to Foreign Exchange.”

E.Taxation

The following summary of material Cayman Islands, PRC, Hong Kong and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax rate, or the EIT rate, on its global income. Under the implementation rules of the PRC Enterprise Income Tax, “de facto management body” is defined as the organization body that effectively exercises full management and control over such aspects as the business operations, personnel, accounting and properties of the enterprise.

According to STA Circular 82 promulgated in April 2009, a Chinese-controlled offshore incorporated enterprise is regarded as a PRC tax resident by virtue of having a “de facto management body” in China and subject to the ETI rate on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China.

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

If the PRC tax authorities determine that Zhihu Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC resident individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Zhihu Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Zhihu Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our shareholders and materially and adversely affect our results of operations and the value of your investment.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income or any state, local, or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are currently listed on the New York Stock Exchange, which is an established securities market in the United States. We received a letter on December 28, 2023 from the NYSE notifying use that we were below compliance standards of the NYSE and, if we fail to regain compliance on a timely basis, our ADSs could be delisted from the NYSE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.”

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. Pursuant to the Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are currently listed on the New York Stock Exchange, which is a qualified exchange. As mentioned above, we received a letter from the NYSE notifying us that we were below compliance standards of the NYSE and, if we fail to regain compliance on a timely basis, our ADSs could be delisted from the NYSE. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.”

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we have filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

We intend to submit the annual report to be provided to security holders in electronic format pursuant to the Hong Kong Listing Rules as an exhibit to a current report on Form 6-K.

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

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are be traded in U.S. dollars.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents, term deposits, and short-term investments of RMB3,165.8 million, and U.S. dollar-denominated cash and cash equivalents, term deposits, and short-term investments of US$324.3 million. Assuming we had converted RMB3,165.8 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our U.S. dollar cash balance would have been US$770.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$729.6 million instead.

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

●	a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

●	an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges, and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

●	stock transfer or other taxes and other governmental charges.

Fees and Other Payments Made by the Depositary to Us

Our depositary reimburses us for certain expenses we incur that are related to establishment and maintenance of the ADR program. For the year ended December 31, 2023, we received US$6.1 million of cash reimbursement, net of tax, from the depositary.

Conversion between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Dealings in our Class A Ordinary Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars. Our Class A Ordinary Shares are be traded on the Hong Kong Stock Exchange in board lots of 100 Class A Ordinary Shares.

The transaction costs of dealings in our Class A Ordinary Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC (the Accounting and Financial Reporting Council of Hong Kong) transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;

●	ad valorem stamp duty at a total rate of 0.20% of the value of the transaction, with 0.10% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	Computershare Hong Kong Investor Services Limited, our Hong Kong Share Registrar, will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A Ordinary Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

For the period from March 25, 2021 to December 31, 2023, we have used less than 5% of the net proceeds from our initial public offering for the development of product and service, market and user growth, research and development, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

Item 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Our management has excluded Xi’an Zhifeng Network Technology Co., Ltd. from our assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by us in a business combination during 2023. The total assets and total revenues of this company excluded from our assessment represented 0.6% and 2.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	21,080	12,500	1,761
All other fees(2)	1,583	354	50

Notes:

(1)	“Audit fees” represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information, including the audit fees relating to our dual primary listing on the Hong Kong Stock Exchange in 2022.
(2)	“All other fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal external auditors other than services reported under “Audit fees.”

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

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 10, 2022, our shareholders approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$100 million of our shares over the next 12 months. In May 2023, our board of directors approved an extension of our existing share repurchase plan for another 12 months until June 10, 2024. The repurchases made under the repurchase program were covered by the general unconditional mandate to purchase our own shares approved by shareholders at our annual general meetings held on June 10, 2022 and June 30, 2023, respectively. The following table sets forth a summary of shares repurchase by us and our affiliated purchaser pursuant to our share repurchase program.

				Approximate
				Dollar
	Total	Average		Value of Class A
	Number	Price	Total Number of	Ordinary Shares
	of Class A	Paid Per	Class A Ordinary	That
	Ordinary	Class A	Shares Purchased as	May Yet Be
	Shares	Ordinary	Part of the Publicly	Purchased Under
Period	Purchased	Shares	Announced Plan	the Program*
March 1, 2023—March 31, 2023	420,719	2.51	7,452,826	80,906,965
April 1, 2023—April 30, 2023	1,399,731	2.28	8,852,557	77,710,234
May 1, 2023—May 31, 2023	1,688,242	2.06	10,540,799	74,227,264
June 1, 2023—June 30, 2023	2,983,797	2.14	13,524,596	67,842,787
July 1, 2023—July 31, 2023	1,818,825	2.28	15,343,421	63,702,298
August 1, 2023—August 31, 2023	2,953,257	2.17	18,296,678	57,285,250
September 1, 2023—September 30, 2023	2,707,435	2.04	21,004,113	51,770,301
October 1, 2023—October 31, 2023	1,221,033	2.02	22,225,146	49,299,190
November 1, 2023—November 30, 2023	3,526,492	1.99	25,751,638	42,283,833
December 1, 2023—December 31, 2023	5,862,653	1.93	31,614,291	30,957,057
January 1, 2024—January 31, 2024	4,628,399	1.70	36,242,690	23,086,653
February 1, 2024—February 29, 2024	⸺	⸺	36,242,690	23,086,653
March 1, 2024—March 31, 2024	126,326	1.37	36,369,016	22,913,006
Total	29,336,909	2.01	36,369,016	22,913,006

Item 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.CORPORATE GOVERNANCE

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange listing standards. We have elected to follow our home country practice in lieu of the corporate governance requirements of the New York Stock Exchange that a listed company must have (i) a majority of independent directors and (ii) a compensation committee and a nomination committee composed entirely of independent directors, and with respect to the adoption of our 2022 share incentive plan without the approval of our shareholders. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the New York Stock Exchange listing standards.”

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual.

Item 16H.MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J.INSIDER TRADING POLICIES

Not applicable.

Item 16K.CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a systematic information security management framework and set up the Zhihu Cybersecurity and Data Security Committee to provide a framework for information security, with a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. Our information security protection mechanism incorporates pre-event prevention, in-process monitoring and post-event response to ensure that our information security is preventable, manageable and controllable. In the pre-event prevention phase, we incorporate information security protection measures into the development of products and services and continuously strengthens the preventive and protective measures for information security through the “security review” methods such as login authentication schemes, permission granting schemes, two-factor authentication, personal information collection scenarios, whether to encrypt the transmission and storage of personal information, whether to mask sensitive data for display, and whether to add watermarks. In the in-process monitoring phase, we established threat intelligence, traffic analysis and security operation centers to monitor and analyze information security threats in real time and promptly warn of security risks. In the post-event response phase, we put in place security orchestration, automation and response handling capabilities as well as manual handling processes to reduce the probability of security incidents by automatically or manually handling identified risks. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, regular internal and external evaluations of our security measures, a solid incident response framework, and cybersecurity training sessions for our employees. Our cybersecurity department is actively engaged in continuous monitoring of our websites and apps to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our corporate governance committee is responsible for overseeing our cybersecurity risk management. Our corporate governance committee shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and cybersecurity officer.

At management level, our chief executive officer, chief financial officer and cybersecurity officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. These officers report to our corporate governance committee on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

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
4.1

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.3

English translation of the Exclusive Business Cooperation Agreement between Zhizhe Sihai and Zhizhe Tianxia dated December 21, 2021 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.4

English translation of executed form of Shareholders’ Rights Entrustment Agreement between Zhizhe Tianxia, its shareholders, and Zhizhe Sihai dated December 21, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.5

English translation of Share Pledge Agreement between Zhizhe Sihai, Zhizhe Tianxia, and its shareholders dated December 21, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.6

English translation of Exclusive Option Agreement between Zhizhe Sihai, Zhizhe Tianxia, and its shareholders dated December 21, 2021 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.7

English translation of Exclusive Technology Development, Consultancy, and Services Agreement between Shanghai Zhishi and Shanghai Pinzhi dated September 7, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.8

English translation of Power of Attorney issued by the shareholders of Shanghai Pinzhi dated September 7, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.9

English translation of Share Pledge Agreement between Shanghai Zhishi, Shanghai Pinzhi, and its shareholders dated September 7, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.10

English translation of Exclusive Option Agreement between Shanghai Zhishi, Shanghai Pinzhi, and its shareholders dated September 7, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.11

English translation of Exclusive Technology Development, Consultancy, and Services Agreement between Shanghai Paya and Shanghai Biban dated November 9, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.12

English translation of Power of Attorney issued by the shareholders of Shanghai Biban dated November 9, 2021 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.13

English translation of Share Pledge Agreement between Shanghai Paya, Shanghai Biban, and its shareholders dated November 9, 2021 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.14

English translation of Exclusive Option Agreement between Shanghai Paya, Shanghai Biban, and its shareholders dated November 9, 2021 (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.15

2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265451) filed with the Securities and Exchange Commission on June 7, 2022)

4.16*	English translation of the Exclusive Business Cooperation Agreement between Wuhan Bofeng and Wuhan Xinyue dated July 31, 2023
4.17*	English translation of executed form of Shareholders’ Rights Entrustment Agreement between Wuhan Xinyue, its shareholders, and Wuhan Bofeng dated July 31, 2023
4.18*	English translation of Share Pledge Agreement between Wuhan Bofeng, Wuhan Xinyue, and its shareholders dated July 31, 2023
4.19*	English translation of Exclusive Option Agreement between Wuhan Bofeng, Wuhan Xinyue, and its shareholders dated July 31, 2023
8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-253910), initially filed with the Securities and Exchange Commission on March 5, 2021)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Jingtian & Gongcheng
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Zhihu Inc.

By:	/s/ Yuan Zhou
Name:	Yuan Zhou
Title:	Chairman and Chief Executive Officer

Date: April 26, 2024

Zhihu Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Zhihu Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Zhihu Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Xi’an Zhifeng Network Technology Co., Ltd. (referred to as “Xi’an Zhifeng”) from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a business combination during 2023. We have also excluded Xi’an Zhifeng from our audit of internal control over financial reporting. Xi’an Zhifeng is a subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 0.6% and 2.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

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

Purchase price allocation for business combination

As described in Notes 2(ac) and 22 to the consolidated financial statements, the Company acquired 51% equity interests of Xi’an Zhifeng at a contingent aggregate purchase price in April 2023, which was initially accounted for at fair value of RMB104.3 million. As of the acquisition date, the purchase price was allocated to the identified assets acquired and liabilities assumed, which were recorded at fair value, including intangible assets of RMB59.0 million and goodwill of RMB64.7 million. Management applied significant judgments in the determination of fair value of the acquired intangible assets, the appropriate valuation models used in support of the purchase price allocation and the application of significant assumptions in the models relating to forecasted revenue growth rates and discount rate used.

The principal considerations for our determination that performing procedures relating to purchase price allocation for business combination is a critical audit matter are due to the significant judgments by management when developing the estimates and the high degree of auditor judgment and subjectivity in performing procedures relating to the valuation of the acquired intangible assets. This in turn led to significant audit effort in performing procedures and evaluating management’s significant judgments and assumptions related to the purchase price allocation. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the purchase price allocation, including controls over development of the estimates related to management’s valuation of acquired intangible assets. These procedures also included, among others, testing management’s process to determine the fair value of acquired intangible assets and purchase price allocation. The testing of management’s process included (i) reviewing the purchase agreement; (ii) assessing the competence, capability and objectivity of the external valuation expert engaged by management; (iii) evaluating the appropriateness of the valuation methods used; (iv) testing the completeness, accuracy and reliability of underlying data used in the valuation; (v) evaluating the reasonableness of the significant assumptions, which involved considering the past performance of Xi’an Zhifeng and industry data; and (vi) testing the mathematical accuracy of the calculation of fair value of intangible assets in the valuation model. Professionals with specialized skills and knowledge were used to assist in the evaluation of the appropriateness of the valuation methods used by management and reasonableness of certain significant assumptions made by management with regard to the discount rate used when estimating the fair value of acquired intangible assets as of the acquisition date.

Allowance for expected credit losses on trade receivables

As described in Note 2(j) to the consolidated financial statements, as of December 31, 2023, the balance of gross trade receivables was RMB787.3 million, against which an allowance for expected credit losses of RMB122.7 million was made. The allowance for credit losses was made based on an estimate of the current expected credit losses to be incurred over the expected life of these receivables. Management applied significant judgments in the determination of models and the application of significant assumptions relating to portfolio groups of trade receivables and estimated credit loss rates.

The principal considerations for our determination that performing procedures relating to the allowance for expected credit losses on trade receivables is a critical audit matter are the significant judgments by management when developing the current expected credit losses to be incurred over the expected life of these receivables, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management’s significant judgments and assumptions. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for expected credit losses on trade receivables. These procedures also included evaluating the outcome of the prior period assessment of the provision for loss allowance on trade receivables, to assess the effectiveness of management’s estimation process by comparing the expected credit losses in the prior period to the actual collection performance of debtors in the current year. These procedures also included, among others, the involvement of professionals with specialized skills and knowledge to assist in testing management’s process to estimate the allowance for expected credit losses on trade receivables. The testing of management’s process included (i) assessing the appropriateness of the model and methodology used; (ii) assessing the reasonableness of portfolio groups of the receivables used by management by evaluating the heterogeneity among different portfolio groups and the homogeneity within the same portfolio groups; (iii) assessing the reasonableness of estimated credit loss rates used by management by evaluating the historical default rates and assessing the reasonableness and application of forward-looking information by comparing with publicly available forecasts from third-party institutions; and (iv) testing the accuracy, on a sample basis, of the key data inputs such as the ending balance and aging schedule of trade receivables, and testing the mathematical accuracy of the calculation of the current expected credit losses.

Goodwill impairment assessments

As described in Note 2(m) to the consolidated financial statements, the Company has a single reporting unit and the goodwill balance was RMB191.1 million as of December 31, 2023. Management conducts an impairment test as of December 31 annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. The quantitative impairment test involves comparing the fair value of the reporting unit to its carrying value. In addition to its annual test as of December 31, 2023, management performed a goodwill impairment test as of June 30, 2023, as a result of the changing market conditions and fluctuations in share price. Management determined the estimated fair value of the reporting unit exceeded its carrying value and that goodwill was not impaired as of June 30, 2023 and December 31, 2023. The Company’s reporting unit estimated fair value was determined by management using the income approach. Management’s estimate of fair value for the reporting unit included significant judgments and assumptions relating to revenue growth rates, profit margin, and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are the significant judgments by management when developing the fair value estimate of the reporting unit, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management’s significant judgments and assumptions related to revenue growth rates, profit margin and the discount rate. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessments, including controls over the valuation of the reporting unit. These procedures also included, among others (i) testing management’s process for determining the fair value estimate of the reporting unit; (ii) assessing the competence, capability and objectivity of the external valuation expert engaged by the management; (iii) evaluating the appropriateness of the income approach used by management; (iv) testing the completeness and accuracy of underlying data used in the income approach; (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, profit margin and the discount rate, and (vi) testing the mathematical accuracy of the calculation of fair value of the reporting unit in the valuation model. Evaluating management’s assumptions related to revenue growth rates and profit margin involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating (i) the appropriateness of the valuation model and (ii) the reasonableness of the discount rate assumption.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2024

We have served as the Company’s auditor since 2017.

Zhihu Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,525,852	2,106,639	296,714
Term deposits	948,390	1,586,469	223,449
Short-term investments	787,259	1,769,822	249,274
Trade receivables	834,251	664,615	93,609
Amounts due from related parties	24,798	18,319	2,580
Prepayments and other current assets	199,249	232,016	32,679
Total current assets	7,319,799	6,377,880	898,305
Non-current assets:
Property and equipment, net	7,290	10,849	1,528
Intangible assets, net	80,237	122,645	17,274
Goodwill	126,344	191,077	26,913
Long-term investments, net	—	44,621	6,285
Right-of-use assets	100,119	40,211	5,664
Other non-current assets	22,450	7,989	1,125
Total non-current assets	336,440	417,392	58,789
Total assets	7,656,239	6,795,272	957,094

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB512,496 and RMB568,411 as of December 31, 2022 and 2023, respectively)

Accounts payable and accrued liabilities	916,112	1,038,531	146,274
Salary and welfare payables	283,546	342,125	48,187
Taxes payable	25,975	21,394	3,013
Contract liabilities	355,626	303,574	42,758
Amounts due to related parties	24,861	26,032	3,667
Short-term lease liabilities	53,190	42,089	5,929
Other current liabilities	165,531	171,743	24,189
Total current liabilities	1,824,841	1,945,488	274,017

Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB41,453 and RMB109,290 as of December 31, 2022 and 2023, respectively)

Long-term lease liabilities	43,367	3,642	513
Deferred tax liabilities	11,630	22,574	3,179
Other non-current liabilities	82,133	121,958	17,177
Total non-current liabilities	137,130	148,174	20,869
Total liabilities	1,961,971	2,093,662	294,886

Commitments and contingencies (See Note 17)

Shareholders’ equity:
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 297,419,878 and 287,355,642 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	234	227	32
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 18,940,652 and 18,145,605 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	15	14	2
Treasury stock	(33,814)	(161,637)	(22,766)
Additional paid-in capital	13,615,042	13,487,371	1,899,657
Statutory reserves	—	2,680	378
Accumulated other comprehensive loss	(65,808)	(20,551)	(2,895)
Accumulated deficit	(7,861,973)	(8,708,294)	(1,226,538)
Total Zhihu Inc.’s shareholders’ equity	5,653,696	4,599,810	647,870
Noncontrolling interests	40,572	101,800	14,338
Total shareholders’ equity	5,694,268	4,701,610	662,208
Total liabilities and shareholders’ equity	7,656,239	6,795,272	957,094

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues (including transactions with related parties of RMB38,471, RMB40,520 and RMB35,147 for the years ended December 31, 2021, 2022 and 2023, respectively)	2,959,324	3,604,919	4,198,889	591,401
Cost of revenues (including transactions with related parties of RMB135,058, RMB149,547 and RMB37,074 for the years ended December 31, 2021, 2022 and 2023, respectively)	(1,405,423)	(1,796,867)	(1,903,041)	(268,038)
Gross profit	1,553,901	1,808,052	2,295,848	323,363

Operating expenses:
Selling and marketing expenses (including transactions with related parties of RMB120,315, RMB2,541 and RMB2,585 for the years ended December 31, 2021, 2022 and 2023, respectively)	(1,634,733)	(2,026,468)	(2,048,090)	(288,467)
Research and development expenses	(619,585)	(763,362)	(901,452)	(126,967)
General and administrative expenses	(690,292)	(621,973)	(418,531)	(58,949)
Total operating expenses	(2,944,610)	(3,411,803)	(3,368,073)	(474,383)

Loss from operations	(1,390,709)	(1,603,751)	(1,072,225)	(151,020)
Other income/(expenses):
Investment income	59,177	70,380	41,695	5,873
Interest income	31,305	68,104	158,671	22,348
Fair value change of financial instruments	27,846	(176,685)	(5,170)	(728)
Exchange (losses)/gains	(16,665)	71,749	97	14
Others, net	(4,391)	5,983	49,236	6,935
Loss before income tax	(1,293,437)	(1,564,220)	(827,696)	(116,578)
Income tax expense	(5,443)	(14,183)	(11,832)	(1,667)

Net loss	(1,298,880)	(1,578,403)	(839,528)	(118,245)
Net income attributable to noncontrolling interests	—	(2,754)	(4,113)	(579)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	—	—	—
Net loss attributable to Zhihu Inc.’s shareholders	(1,469,465)	(1,581,157)	(843,641)	(118,824)

Net loss	(1,298,880)	(1,578,403)	(839,528)	(118,245)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(143,190)	273,310	45,257	6,374
Total other comprehensive (loss)/income	(143,190)	273,310	45,257	6,374

Total comprehensive loss	(1,442,070)	(1,305,093)	(794,271)	(111,871)
Net income attributable to noncontrolling interests	—	(2,754)	(4,113)	(579)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	—	—	—

Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,612,655)	(1,307,847)	(798,384)	(112,450)

Net loss per share, basic and diluted	(6.12)	(5.19)	(2.82)	(0.40)
Weighted average number of ordinary shares, basic and diluted	240,174,108	304,836,318	299,132,894	299,132,894

Share-based compensation expenses included in:
Cost of revenues	18,973	11,861	9,751	1,373
Selling and marketing expenses	31,947	24,334	13,882	1,955
Research and development expenses	57,595	62,503	49,847	7,021
General and administrative expenses	439,950	275,197	91,176	12,842

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

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A ordinary		Class B ordinary				Additional	other			Total
	shares		shares		Treasury stock		paid-in	comprehensive	Accumulated	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	loss	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	277,733,814	226	19,227,592	15	—	—	13,350,347	(339,118)	(6,280,816)	7,495	6,738,149
Net loss	—	—	—	—	—	—	—	—	(1,581,157)	2,754	(1,578,403)
Share-based compensation expenses	—	—	—	—	—	—	350,810	—	—	23,085	373,895
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	7,238	7,238
Foreign currency translation adjustment	—	—	—	—	—	—	—	273,310	—	—	273,310
Repurchase of shares	—	—	—	—	(7,032,108)	(127,962)	—	—	—	—	(127,962)
Cancellation of shares	(4,866,021)	(4)	—	—	4,866,021	94,148	(97,508)	—	—	—	(3,364)
Proceeds/receivables in relation to share options	—	—	—	—	—	—	11,405	—	—	—	11,405
Exercise of share options and restricted shares	14,994,777	12	—	—	—	—	(12)	—	—	—	—
Conversion of ordinary shares	286,940	—	(286,940)	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	(65,808)	(7,861,973)	40,572	5,694,268

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

									Accumulated
	Class A ordinary		Class B ordinary				Additional		other		Non	Total
	shares		shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	loss	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	—	(65,808)	(7,861,973)	40,572	5,694,268
Net loss	—	—	—	—	—	—	—	—	—	(843,641)	4,113	(839,528)
Share-based compensation expenses	—	—	—	—	—	—	115,358	—	—	—	49,298	164,656
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	7,327	7,327
Capital contribution from noncontrolling interests											490	490
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	45,257	—	—	45,257
Repurchase of shares	—	—	—	—	(24,582,185)	(369,569)	—	—	—	—	—	(369,569)
Cancellation of shares	(13,482,680)	(12)	—	—	13,482,680	241,746	(248,108)	—	—	—	—	(6,374)
Exercise of share options and restricted shares	4,885,428	4	—	—	—	—	5,079	—	—	—	—	5,083
Conversion of ordinary shares	795,047	1	(795,047)	(1)	—	—	—	—	—	—	—	—
Appropriations to statutory reserves	—	—	—	—	—	—	—	2,680	—	(2,680)	—	—
Balance as of December 31, 2023	280,347,305	227	18,145,605	14	(13,265,592)	(161,637)	13,487,371	2,680	(20,551)	(8,708,294)	101,800	4,701,610

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(1,298,880)	(1,578,403)	(839,528)	(118,245)
Depreciation of property and equipment and amortization of intangible assets	21,451	25,210	24,892	3,506
Share-based compensation expenses	548,465	373,895	164,656	23,191
Accrued investment income of short-term investments	(6,366)	(31,537)	(37,514)	(5,284)
Deferred income tax	(1,095)	(2,400)	(3,806)	(536)
Provision of allowance for expected credit loss	32,633	34,457	29,916	4,214
Loss on disposal of property and equipment	—	77	402	57
Impairment of long-term investments	—	20,894	—	—
Fair value change of financial instruments	(27,846)	176,685	5,170	728
Changes in operating assets and liabilities:
Trade receivables	(374,676)	(132,839)	64,411	9,072
Prepayments and other current assets	(134,357)	87,134	(41,724)	(5,877)
Right-of-use assets	(123,271)	26,393	59,908	8,438
Other non-current assets	(7,681)	382	13,061	1,840
Accounts payable and accrued liabilities	524,245	(15,870)	220,243	31,021
Contract liabilities	79,404	78,219	(87,060)	(12,262)
Amounts due from/to related parties	33,203	(65,287)	7,442	1,048
Taxes payable	59,017	(40,849)	(4,692)	(661)
Salary and welfare payables	81,422	(36,542)	56,869	8,010
Other current liabilities	34,333	(8,472)	2,653	374
Lease liabilities	119,765	(26,101)	(50,826)	(7,159)
Net cash used in operating activities	(440,234)	(1,114,954)	(415,527)	(58,525)

Cash flows from investing activities:
Cash paid for long-term investments	(19,380)	—	(30,000)	(4,225)
Purchases of short-term investments	(6,418,000)	(10,546,256)	(7,533,252)	(1,061,038)
Proceeds of maturities of short-term investments	5,234,592	12,046,130	6,584,256	927,373
Purchases of term deposits	(4,946,963)	(3,571,690)	(2,677,594)	(377,131)
Proceeds from withdrawal of term deposits	3,018,396	5,768,675	2,047,915	288,443
Purchase of intangible assets	—	—	(381)	(53)
Purchases of property and equipment	(7,440)	(714)	(8,489)	(1,196)
Proceeds from/(payment for) disposal of property and equipment	—	123	(5)	(1)
Acquisition of subsidiaries, net of cash acquired	(33,180)	(60,608)	(63,590)	(8,956)
Proceeds from/(payment of) foreign exchange options	35,472	(145,193)	—	—
Net cash (used in)/ provided by investing activities	(3,136,503)	3,490,467	(1,681,140)	(236,784)

Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	4,853,293	—	—	—
Proceeds received from employees in relation to share options	22,954	19,612	4,513	636
Payments for repurchase of shares	—	(127,962)	(369,569)	(52,053)
Net cash provided by/(used in) financing activities	4,876,247	(108,350)	(365,056)	(51,417)

Effect of exchange rate changes on cash and cash equivalents	(100,169)	101,528	42,510	5,987
Net increase/ (decrease) in cash and cash equivalents	1,199,341	2,368,691	(2,419,213)	(340,739)
Cash and cash equivalents at beginning of the year	957,820	2,157,161	4,525,852	637,453
Cash and cash equivalents at end of the year	2,157,161	4,525,852	2,106,639	296,714

Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	3,499	16,917	11,143	1,569

Supplemental schedule of non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	170,585	—	—	—
Unpaid consideration for acquisition (including contingent consideration)	79,636	22,858	78,362	11,037
Unpaid consideration for long-term investments	—	—	14,621	2,059

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations and Principal Activities

(a)   Principal activities

Zhihu Inc., (the “Company” or “Zhihu”), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”), is primarily engaged in the operation of one online content community which monetizes through paid membership services, marketing services and vocational training in the People’s Republic of China (the “PRC” or “China”). The Company completed its initial public offering (the “IPO”) on the New York Stock Exchange in the United States of America in March 2021, and successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited in April 2022.

As of December 31, 2023, the Company’s major subsidiaries, VIEs and VIE’s subsidiaries are as follows:

Place and year of
	Incorporation/acquisition	Principal activities
Major Subsidiaries
Zhihu Technology (HK) Limited	Hong Kong, 2011	Investment holding
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, 2012	Technology, business support and consulting service
Beijing Zhihu Network Technology Co., Ltd.	PRC, 2018	Information and marketing service
Shanghai Zhishi Technology Co., Ltd.	PRC, 2021	Technology and consulting service
Shanghai Paya Information Technology Co., Ltd.	PRC, 2021	Consulting service
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, 2016	Technology, business support in the PRC
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, 2017	Information transmission, software and information technology service in the PRC
Wuhan Bofeng Technology Co., Ltd.	PRC, 2023	Technology and consulting service

VIEs
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, 2011	Internet service
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, 2021	Vocational training
Shanghai Biban Network Technology Co., Ltd.	PRC, 2021	Vocational training
Wuhan Xinyue Network Technology Co., Ltd.	PRC, 2023	Information and consulting service

VIE’s subsidiaries
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, 2017	Audio-Visual Permit holder in the PRC
Wuhan Zhibo Wenshuo Technology Co., Ltd.	PRC, 2023	Internet service

(b)   VIE arrangements between the Company’s PRC subsidiaries

The Company, through the Zhizhe Sihai (Beijing) Technology Co., Ltd., Shanghai Zhishi Technology Co., Ltd, Shanghai Paya Information Technology Co., Ltd. and Wuhan Bofeng Technology Co., Ltd. (“WFOEs”), entered into the following contractual arrangements with the Beijing Zhizhe Tianxia Technology Co., Ltd., Shanghai Pinzhi Education Technology Co., Ltd, Shanghai Biban Network Technology Co., Ltd and Wuhan Xinyue Network Technology Co., Ltd. (“VIEs”) and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the WFOEs have a controlling financial interest in the VIEs and are considered the primary beneficiary of the VIEs. As such, and the financial results of operations, assets and liabilities of the VIEs are consolidated pursuant to U.S. GAAP (ASC 810) in the Group’s consolidated financial statements.

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

If the Group is found in violation of any PRC laws or regulations or if the contractual arrangements among WFOEs, VIEs and their nominee shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoke the agreements constituting the contractual arrangements;
●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict operations;
●	restrict the Group’s right to collect revenue;
●	restrict or prohibit the Group’s use of the proceeds from the public offering to fund the Group’s business and operations in China;
●	shut down all or part of the Group’s websites, apps or services;

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)  VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii)Risks in relation to VIE structure (Continued)

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

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, each agreement of the contractual arrangements between the WFOEs, the VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors’ rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of the PRC laws and policies thereto, and general equity principles; and each such agreement does not violate any applicable and explicit PRC law currently in effect. There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Therefore there is no assurance that relevant PRC authorities will not ultimately take a contrary view.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)  VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii)Risks in relation to VIE structure (Continued)

The following consolidated financial information of the Group’s VIEs and their subsidiaries as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	250,759	358,635
Short-term investments	38,500	85,301
Trade receivables	121,796	115,888
Amounts due from related parties	22,013	1,869
Amounts due from Group companies	8,671	34,099
Prepayments and other current assets	68,491	81,290
Non-current assets:
Property and equipment, net	813	489
Intangible assets, net	66,124	107,481
Goodwill	103,514	168,246
Right-of-use assets	4,772	4,205
Other non-current assets	8,943	7,855
Total assets	694,396	965,358

Current liabilities
Accounts payable and accrued liabilities	187,595	275,469
Salary and welfare payables	10,132	22,415
Taxes payable	3,925	10,708
Contract liabilities	269,425	231,308
Amounts due to related parties	16,000	2,787
Amounts due to Group companies(a)	145,247	274,808
Short-term lease liabilities	2,428	1,477
Other current liabilities	22,991	24,247
Non-current liabilities
Long-term lease liabilities	2,525	2,003
Deferred tax liabilities	8,555	19,919
Other non-current liabilities	30,373	87,368
Total liabilities	699,196	952,509

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)  VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii)Risks in relation to VIE structure (Continued)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Inter-company revenues	196	866	485
Third-party revenues	766,032	1,548,003	2,445,830
Inter-company cost(a)	(330,486)	(582,440)	(804,488)
Third-party cost	(373,390)	(618,365)	(845,458)
Gross Profit	62,352	348,064	796,369
Operating expenses(a)	(85,017)	(361,723)	(847,972)
Other income	4,834	9,452	20,302
Loss before income tax	(17,831)	(4,207)	(31,301)
Income tax expense	(3,435)	(6,948)	(7,070)
Net loss	(21,266)	(11,155)	(38,371)
Net loss attributable to noncontrolling interests	—	128	1,758
Net loss attributable to the Company	(21,266)	(11,027)	(36,613)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Purchases of goods and services from Group Companies(a)	(45,579)	(906,100)	(878,010)
Operating activities with external parties	432,031	727,853	1,093,734
Net cash provided by/(used in) operating activities	386,452	(178,247)	215,724
Purchases of short-term investments	(870,000)	(1,513,535)	(431,000)
Proceeds of maturities of short-term investments	490,000	1,924,071	387,014
Other investing activities with external parties	(33,626)	(40,843)	(63,862)
Net cash (used in)/provided by investing activities	(413,626)	369,693	(107,848)
Net (decrease)/increase in cash and cash equivalents	(27,174)	191,446	107,876
Cash and cash equivalents at beginning of the year	86,487	59,313	250,759
Cash and cash equivalents at end of the year	59,313	250,759	358,635

(a)	VIEs have incurred RMB330.5 million, RMB572.3 million and RMB857.4 million in fees related to services provided by the WFOEs and WFOEs and concurrently recognized the same amounts as revenues for the years ended December 31, 2021, 2022 and 2023, respectively. In 2021, 2022, and 2023, the total amount of such service fees that VIEs paid to the relevant WFOEs under the relevant agreements was RMB45.6 million, RMB896.3 million and RMB834.5 million, respectively. The unsettled balance in respect of such transactions was RMB54.6 million and RMB130.8 million as of December 31, 2022 and 2023, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB22.9 million and RMB23.9 million as of December 31, 2022 and 2023, respectively. As the VIEs are incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(c)   Liquidity

The Group incurred net losses of RMB1,298.9 million, RMB1,578.4 million and RMB839.5 million for the years ended December 31, 2021, 2022 and 2023, respectively. Net cash used in operating activities was RMB440.2 million, RMB1,115.0 million and RMB415.5 million for the years ended December 31, 2021, 2022 and 2023, respectively. Accumulated deficit was RMB7,862.0 million and RMB8,708.3 million as of December 31, 2022 and 2023, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional ADSs and the Company received net proceeds of RMB15.1 million. As of December 31, 2022 and 2023, the Group had RMB5,495.0 million and RMB4,432.4 million of net current assets. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entities’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(c)   Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and the purchase price allocation in relation to acquisitions and goodwill impairment assessments.

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

(e)   Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.0999, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, short-term investments, trade receivables, other receivables and amounts due from/to related parties, accounts payable and accrued liabilities and other current liabilities and contingent consideration in relation to acquisitions. As of December 31, 2022 and 2023, the carrying values of cash and cash equivalents, term deposits, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration. Please see Note 22 for additional information of contingent consideration payables.

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

(j)   Expected credit losses

In 2016, the Financial Accounting Standards Board (“FASB”) issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses.

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

The Group’s trade receivables consist primarily of advertising agencies and direct advertising customers. The Group recorded a provision for current expected credit loss. The balance of gross trade receivables was RMB927.1 million and RMB787.3 million as of December 31, 2022 and 2023, against which an allowance for expected credit losses of RMB92.9 million and RMB122.7 million was made as of December 31, 2022 and 2023. The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the years ended December 31, 2021, 2022 and 2023 (in thousands):

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Beginning balance	28,035	60,531	94,988
Additional allowance for credit losses, net of recoveries	32,633	34,457	29,916
Write-off	(137)	—	(48)
Ending balance	60,531	94,988	124,856

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

(m) Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of its only reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required.

On January 1, 2020, the Group adopted Accounting Standards Update (“ASU”) No. 2017-04, Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

The Group as a whole is determined to be one reporting unit for goodwill impairment testing. The goodwill balance was RMB126.3 million and RMB191.1 million as of December 31, 2022 and 2023, respectively.

For the years ended December 31, 2021 and 2022, no impairment indicator was noted by performing qualitative analysis, therefore, no provision was recorded. During the year ended December 31, 2023, due to the changing market conditions and fluctuations in our share price, the Group performed both qualitative and quantitative analysis as of June 30, 2023 and December 31, 2023. A third-party valuation firm was engaged to help the management determine the fair value of the reporting unit by applying income approach. The judgment in estimating the fair value of the reporting unit includes revenue growth rates and profit margin, determining appropriate discount rates and making other assumptions. Based on the quantitative assessment, management determined no impairment loss was recorded for the year ended December 31, 2023.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(n)  Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

(o)  Long-term investment, net

The Company’s long-term investments consist of investments in privately held companies. For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management regularly evaluates the equity investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of operations and comprehensive loss equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting year for which the assessment is made. The fair value would then become the new cost basis of investment. For the years ended December 31, 2021, 2022 and 2023, nil, RMB20.9 million and nil impairment losses were recognized, respectively.

(p)  Derivative instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and term deposits denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in Fair value change of financial instruments in the statements of operations and comprehensive loss. For years ended December 31, 2021, 2022 and 2023, a gain of RMB31.8 million, a loss of RMB145.2 million and nil were recorded in fair value change of financial instruments, respectively.

(q)  Leases

In February 2016, FASB issued ASU 2016-02, Leases, which specifies the accounting for leases. Earlier application is permitted for all entities as of February 25, 2016, the issuance date of the final standard. The Group early adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the years presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and years presented in the financial statements. The Group has applied the practical expedient to not recognize short-term leases with lease terms of one year or less.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(q)  Leases (Continued)

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

(r)   Revenue recognition

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

(r)  Revenue recognition (Continued)

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

Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from retail purchases is not significant for the years ended December 31, 2021, 2022 and 2023.

The Group also provides discount coupons to its customers for use in purchasing online paid contents, which were not material for the years ended December 31, 2021, 2022 and 2023, and treated as a reduction of consideration.

Marketing services

The Group derives its marketing services revenues principally from advertising services and content commerce solution services.

Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements on the Group’s community over a particular period of time. Such formats generally include but are not limited to launched screen advertisements, in-app bannered advertisements and feed advertisements. Merchants and brands can choose to compose their advertisements in text, images or videos and decide whether they are display-based or performance-based. Zhihu primarily charges for display-based advertisements using the cost-per-mille (“CPM”) model and cost-per-day (“CPD”) model, and primarily charges for performance-based advertisements by the cost-by-click (“CPC”) model and CPM model.

Content-commerce solution services are online marketing solutions that are seamlessly integrated into our regular content operations. The Group provides content-commerce solutions services to expose the designated content to a more targeted audience. Zhihu primarily charges the content-commerce solutions service by CPC model.

The Group recognizes marketing services revenue based on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within the arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of marketing services are summarized as below:

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(r)  Revenue recognition (Continued)

CPM model

Under the CPM model, the unit price for each qualified display is fixed and stated in the contract with customers. A qualified display is defined as the appearance of an advertisement or designated content, where it meets the criteria specified in the contract. Given the fees are priced consistently throughout the contract and the unit prices for each qualified display is fixed accordingly, the Group recognizes revenue based on the fixed unit prices and the number of qualified displays upon occurrence of display, provided all revenue recognition criteria have been met.

CPC model

Under the CPC model, there is no fixed price for marketing services stated in the contract with the customer and the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is fixed, the Group recognizes revenue based on qualifying clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

CPD model

Under the CPD model, a contract is signed to establish a fixed price for the marketing services to be provided over a period of time. Given the customers benefit from the display of the advertisement or designated content evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

Sales rebate to certain customers

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volumes of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax (“VAT”). The Group believes that there will not be significant changes to its estimates of variable consideration.

Vocational Training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. Our vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as a contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group’s other revenues are primarily generated from the sales of our private label products and book series, and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(r)  Revenue recognition (Continued)

Nonmonetary transactions

The group enters into nonmonetary transactions with certain advertising service providers whereby each party of these transactions would place counter parties’ advertisement on their own platform. Revenue from these nonmonetary transactions is recognized when an advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The amount of revenue recognized for nonmonetary transactions was not material for the years ended December 31, 2021, 2022 and 2023.

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

(s)   Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost, and other direct costs related to the operation of business. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

(t)   Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. For the years ended December 31, 2021, 2022 and 2023, advertising expenses were RMB782.6 million, RMB967.4 million and RMB721.9 million, respectively.

(u)   General and administrative expenses

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

(v)   Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses, expenses incurred for new technology and product development and product enhancements, rental expenses incurred associated with research and development departments.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(v)   Research and development expenses (Continued)

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

(w)  Share-based compensation

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

Prior to the completion of the IPO, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share-based compensation on the grant date using binomial option-pricing model is affected by the fair value of the Company’s ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any.

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

(x)  Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions. For the years ended December 31, 2021, 2022 and 2023, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB148.5 million, RMB216.2 million and RMB 236.6 million for the years ended December 31, 2021, 2022 and 2023, respectively. The total balances of such employee benefit including the accrual for estimated underpaid amounts were approximately RMB90.4 million and RMB70.7 million as of December 31, 2022 and 2023, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(y)  Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits as of and for the years ended December 31, 2021, 2022 and 2023, respectively.

(z)   Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

(aa) Net loss per share

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(aa) Net loss per share (Continued)

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury stock. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(ab) Statutory reserves

In accordance with China’s Company Laws, the Company’s VIEs in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)), after offsetting accumulated losses from prior years to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

The Group did not make any appropriations to its any reserve fund for the years ended December 31, 2021 and 2022, respectively, as each subsidiary was in an accumulated loss position. The Group made RMB2.7 million appropriations to its statutory reserve fund for the year ended December 31, 2023.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(ac) Business combination and noncontrolling interests

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

(ad) Comprehensive (loss)/income

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

(ae) Treasury stock

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

(af) Segment reporting

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Accounting Policies (Continued)

(ag) Recently adopted accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group adopted ASU 2021-08 effective January 1, 2023. ASU 2021-08 did not have a material impact on disclosures in the Group’s on its consolidated financial statements.

(ah) Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of this update on its consolidated financial statements.

3.    Concentrations and Risks

(a)  Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5%, 2%, 9% and 2% in 2018, 2019, 2022 and 2023, respectively. The appreciation of the RMB against the US$ was approximately 6% and 2% in 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b)  Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Trade receivables are typically unsecured and are generally derived from customers. No single customer represented greater than 10% of the Group’s total revenues for the years ended December 31, 2021, 2022 and 2023. Two customers accounted for greater than 10% of the Group’s trade receivables as of December 31, 2022 and 2023.

No single suppliers represented greater than 10% of the Group’s total purchases for the years ended December 31, 2021, 2022 and 2023, but accounts payable due to one supplier accounted for greater than 10% of the Group’s accounts payable as of December 31, 2022 and 2023.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Concentrations and Risks (Continued)

(c)   Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, term deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB3,455.3 million and RMB3,165.8 million as of December 31, 2022 and 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

4.    Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Deductible input value-added tax	29,941	21,272
Prepayment for promotion and advertising expense and other operation expenses	59,409	63,322
Other receivable related to exercise of employee options	11,216	13,577
Prepaid content costs	36,884	28,857
Interest income receivables	12,320	30,257
Rental and other deposits	31,181	35,689
Inventories	10,347	22,186
Others	7,951	16,856
Total	199,249	232,016

5.    Short-term Investments

As of December 31, 2022 and 2023, the Group’s short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. The following is a summary of short-term investments (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Structured deposits	380,941	330,754
Wealth management products	406,318	1,439,068
Total	787,259	1,769,822

During the years ended December 31, 2021, 2022 and 2023, the Group recorded investment income related to short-term investments of RMB59.2 million, RMB70.4 million and RMB41.7 million in the consolidated statements of operations and comprehensive loss, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.    Property and equipment, net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Electronic equipment	16,391	18,084
Office equipment and furniture	7,559	7,686
Leasehold improvements	14,021	19,384
Total	37,971	45,154
Less: Accumulated depreciation	(30,681)	(34,305)
Net book value	7,290	10,849

Depreciation expenses were RMB5.8 million, RMB5.6 million and RMB4.8 million for the years ended December 31, 2021, 2022 and 2023, respectively.

7.    Intangible assets, net

The following is a summary of intangible assets, net (in thousands):

	As of December 31, 2022
	Gross	Accumulated	Net
	carrying value	amortization	carrying value
	RMB	RMB	RMB
Software	3,192	(1,322)	1,870
License	54,904	(54,904)	—
Content	38,300	(9,903)	28,397
Brand name	48,000	(4,217)	43,783
Technology	7,500	(1,313)	6,187
Others	9	(9)	—
Total	151,905	(71,668)	80,237

	As of December 31, 2023
	Gross	Accumulated	Net
	carrying value	amortization	carrying value
	RMB	RMB	RMB
Software	6,378	(1,789)	4,589
License	54,904	(54,904)	—
Content	51,600	(19,558)	32,042
Brand name	91,000	(12,242)	78,758
Technology	10,200	(3,218)	6,982
Others	299	(25)	274
Total	214,381	(91,736)	122,645

Amortization expenses were RMB15.7 million, RMB21.5 million and RMB20.1 million for the years ended December 31, 2021, 2022 and 2023, respectively. No impairment charge was recognized for any of the years presented.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    Intangible assets, net (Continued)

As of December 31, 2023, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

RMB
2024	22,127
2025	22,127
2026	18,697
2027	14,340
2028	10,509
Thereafter	34,845
Total	122,645

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

As of December 31, 2022 and 2023, the Group recorded right-of-use assets of approximately RMB100.1 million and RMB40.2 million and lease liabilities of approximately RMB96.6 million and RMB45.7 million, respectively, for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year Ended December 31,
	2022	2023
	RMB	RMB
Cash payments for operating leases	56,717	48,613
Right-of-use assets obtained in exchange for operating lease liabilities	24,818	27,853

Future lease payments under operating leases as of December 31, 2023 were as follows (in thousands):

RMB
2024	42,956
2025	3,110
2026	654
Total future lease payments	46,720
Less: imputed interest	(989)
Total lease liabilities	45,731

The weighted-average remaining lease term was 2.01 years and 0.92 years as of December 31, 2022 and 2023, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2022 and 2023 was 4.75% and 4.75%, respectively.

Operating lease expenses for the years ended December 31, 2021, 2022 and 2023 was RMB38.7 million, RMB54.3 million and RMB58.4 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2021, 2022 and 2023 were RMB0.5 million, RMB2.4 million and RMB5.8 million, respectively.

No lease contract was early terminated for the years ended December 31, 2021 and 2022. The right-of-use assets and lease liabilities early terminated for the year ended December 31, 2023 were RMB32.5 million and RMB32.4 million, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Taxation

(a)   Value-added tax (“VAT”)

The Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b)   Income taxes

Composition of income tax

The current income tax expenses for the years ended December 31, 2021, 2022 and 2023 were approximately RMB5,443,000, RMB16,583,000 and RMB15,638,000 respectively.

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

China

Under PRC Enterprise Income Tax (“EIT”) Law, foreign-invested enterprises (“FIEs”) and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as “Software Enterprises”, “Key Software Enterprises” and/or “High and New Technology Enterprises” (“HNTEs”).

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. One subsidiary, two subsidiaries and two subsidiaries of the Company were accredited as HNTEs and were entitled to a preferential income tax rate at 15% for the years ended December 31, 2021, 2022 and 2023, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. The tax years ended December 31, 2019 through 2023 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2023.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Taxation (Continued)

(b)  Income taxes (Continued)

China (Continued)

The following table presents a reconciliation of the income tax expenses computed by the statutory income tax rate to the Group’s income tax expense of the year presented are as follows (in thousands):

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income tax computed at statutory EIT rate (25%)	(323,359)	(391,056)	(206,902)
Permanent differences (1)	125,132	47,981	(96,793)
Effect of different tax jurisdictions	4,077	20,714	(20,216)
Effect of preferential tax rate	128,584	151,971	98,329
Change in deferred tax assets valuation allowance	71,009	184,573	237,414
Income tax expenses	5,443	14,183	11,832

(1)	The permanent differences mainly consist of additional deduction for research and development expenditures and non-deductible expenses.

The following table sets forth the effect of preferential tax rate on the PRC operations (in thousands except per share data):

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Tax holiday effect	128,584	151,971	98,329
Basic and diluted net loss per share effect	0.54	0.50	0.33

(c)  Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of the years presented (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	461,751	679,789
Advertising and promotion expenses in excess of deduction limit	296,037	310,560
Provision of allowance for expected credit losses	23,178	31,140
Payroll and expense accrued	12,254	9,145
Less: valuation allowance	(793,220)	(1,030,634)
Total deferred tax assets, net	—	—

Deferred tax liabilities:
Acquired intangible assets	11,630	22,574
Total deferred tax liabilities	11,630	22,574

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Taxation (Continued)

(c)   Deferred tax assets and liabilities (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	2022	2023
	RMB	RMB
Deferred tax assets:
Balance as of January 1,	(608,647)	(793,220)
Change of valuation allowance	(184,573)	(237,414)
Balance as of December 31,	(793,220)	(1,030,634)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration year for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2023, certain entities in mainland China of the Group had net operating tax loss carry forwards, if not utilized, which would expire as follows (in thousands):

RMB
Loss expiring in 2024	32,013
Loss expiring in 2025	172,024
Loss expiring in 2026	297,850
Loss expiring after 2026	3,816,396
Total	4,318,283

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

To the extent that subsidiaries and VIEs and the subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2021, 2022 and 2023, the Company did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as they were still in accumulated deficit position.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.  Other Current Liabilities

The following is a summary of other current liabilities as of December 31, 2022 and 2023 (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Payable of deposits	23,455	19,889
Accrued VAT tax payable	42,204	55,592
Payable to the users	28,243	9,989
Payable of employee benefits	8,637	8,617
Consideration and contingent consideration payables for acquisitions	43,565	29,991
Reimbursement from the depositary bank	12,376	43,513
Others	7,051	4,152
Total	165,531	171,743

11.  Contract Liabilities

Contract liabilities primarily relate to the payments received for advertising services, paid content services, content-commerce solutions and vocational training in advance of revenue recognition. The increase in contract liabilities over the prior year was a result of the increase in consideration received from the Group’s customers, which was in line with the growth of revenues in content-commerce solutions, paid membership service and vocational training. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB138.6 million, RMB215.5 million and RMB319.3 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.  Share-based Compensation (Continued)

Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2021, 2022 and 2023:

			Weighted
		Weighted	Average
	Number of	Average Exercise	Remaining	Aggregate
	options	Price	Contractual Life	Intrinsic Value
	(in thousands)	US$		(US$ in
				thousands)
Outstanding as of January 1, 2021	35,860	0.84	7.33	339,953
Granted	1,846	2.14
Exercised	(15,568)	0.40
Forfeited	(954)	4.49
Outstanding as of December 31, 2021	21,184	1.10	6.39	211,515

Outstanding as of January 1, 2022	21,184	1.10	6.39	211,515
Granted	—	—
Exercised	(14,289)	0.32
Forfeited	(857)	2.89
Outstanding as of December 31, 2022	6,038	2.68	6.08	6,838

Outstanding as of January 1, 2023	6,038	2.68	6.08	6,838
Granted	—	—
Exercised	(1,888)	0.37
Forfeited	(314)	1.37
Outstanding as of December 31, 2023	3,836	3.88	5.44	992

Exercisable as of December 31, 2023	3,370	4.18	5.23	216

The weighted-average fair value of granted share options was US$13.55 for the year ended December 31, 2021. No options were granted for the years ended December 31, 2022 and 2023. The total intrinsic value of share options exercised was US$239.3 million, US$65.0 million and US$4.1 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.  Share-based Compensation (Continued)

Restricted shares activities

The following table presents a summary of the Company’s restricted shares activities for the years ended December 31, 2021, 2022 and 2023:

		Weighted Average
	Number of	Grant Date
	Restricted shares	Fair Value
	(in thousands)	US$
Unvested as of January 1, 2021	91	2.90
Granted	1,598	22.49
Vested	(81)	2.86
Forfeited	(127)	24.10
Unvested as of December 31, 2021	1,481	22.22

Unvested as of January 1, 2022	1,481	22.22
Granted	20,116	4.11
Vested	(738)	12.90
Forfeited	(1,543)	9.33
Unvested as of December 31, 2022	19,316	4.75

Unvested as of January 1, 2023	19,316	4.75
Granted	11,747	2.55
Vested	(3,012)	4.46
Forfeited	(5,513)	3.66
Unvested as of December 31, 2023	22,538	3.91

As of December 31, 2023, the weighted average remaining contractual life of outstanding restricted shares is 8.81 years.

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

Based on fair value of each underlying ordinary share, the Company used the Binomial option-pricing model to determine the fair value of the share options as at the grant date. Key assumptions are set as below:

For the Year Ended December 31,
2021
Fair value per share (US$)	$25.02
Risk-free interest rate	1.44%
Expected volatility	54.85%-55.51%
Expected term (in years)	10
Dividend yield	0.00%

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

The total expenses recognized in profit or loss in respect of the share-based compensation under the Plan was RMB541.0 million, RMB350.9 million and RMB115.4 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, total unrecognized compensation expenses under the Plan granted after 2013 were US$22.8 million, which is expected to be recognized over a weighted average period of 2.2 years.

15.  Net Loss Per Share

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2021, 2022 and 2023. Shares issuable for little consideration have been included in the number of outstanding shares used for basic loss per share.

	For the Year Ended December 31,
	2021	2022	2023
Numerator (RMB in thousands):
Net loss	(1,298,880)	(1,578,403)	(839,528)
Net income attributable to noncontrolling interests	—	(2,754)	(4,113)
Accretions of preferred shares to redemption value	(170,585)	—	—
Net loss attributable to ordinary shareholders	(1,469,465)	(1,581,157)	(843,641)

Denominator:
Weighted average number of ordinary shares outstanding, basic	240,174,108	304,836,318	299,132,894
Weighted average number of ordinary shares outstanding, diluted	240,174,108	304,836,318	299,132,894
Net loss per share, basic (RMB)	(6.12)	(5.19)	(2.82)
Net loss per share, diluted (RMB)	(6.12)	(5.19)	(2.82)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Year Ended December 31,
	2021	2022	2023
Share options	24,368,217	5,144,513	3,130,720

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.  Treasury Stock

On June 10, 2022, the Company’s annual general meeting approved a share repurchase program of up to US$100 million in the next 12 months. The share repurchase program was extended for another 12 months until June 10, 2024, which was approved by the Company’s annual general meeting held on June 30, 2023. As of December 31, 2023, the Company has repurchased a total of 26.3 million Class A ordinary shares on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total consideration of US$58.5 million (RMB417.3 million). As of December 31, 2023, the number of Class A Ordinary Shares in issue was reduced by 18.3 million shares as a result of the cancellation of the repurchased shares. In addition, as of December 31, 2023, the Company has repurchased a total of 5.3 million Class A ordinary shares for a total consideration of US$10.6 million (RMB75.2 million) to be utilized upon vesting of restricted shares in future.

17.  Commitments and Contingencies

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of December 31, 2023 are disclosed in Note 8.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2022 and 2023.

18.  Fair Value Measurement

(a)  Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2023 (in thousands):

		Fair value measurement at
		reporting date using
		Quoted Prices
	Fair Value as of	in Active Market	Significant Other	Unobservable
	December 31,	for Identical	Observable	inputs
Items	2023	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets
Short-term investments	1,769,822	—	1,769,822	—

Liabilities
Contingent consideration payables for acquisitions (current)	20,741	—	—	20,741
Contingent consideration payables for acquisitions (non-current)	112,902	—	—	112,902

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.  Fair Value Measurement (Continued)

(a)  Assets and liabilities measured at fair value on a recurring basis (Continued)

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2022 (in thousands):

		Fair value measurement at
		reporting date using
		Quoted Prices
	Fair Value as of	in Active Market	Significant Other	Unobservable
	December 31,	for Identical	Observable	inputs
Items	2022	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets
Short-term investments	787,259	—	787,259	—

Liabilities
Contingent consideration payables for acquisitions (non-current)	38,940	—	—	38,940
Contingent consideration payables for acquisitions (non-current)	74,618	—	—	74,618

Short-term investments

As of December 31, 2022 and 2023, the Group’s short-term investments consisted of wealth management products and structured deposits, the rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each year. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

Contingent consideration payables for acquisitions

The Group’s estimated liability for contingent consideration payables for our acquisitions measured at fair (see Note (22)). The contingent consideration payables are included in other current liabilities and other non-current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration payables using an expected cash flow method with unobservable inputs of probabilities of successful achievements of certain specified conditions post- acquisition, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. For years ended December 31, 2021, 2022 and 2023, the Group recognized a loss of RMB4.0 million, RMB31.5 million and RMB5.2 million of fair value changes for the contingent consideration payables and recorded in fair value change of financial instruments in the statement of operations and comprehensive loss, respectively.

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

(b)  Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures the equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge was to be recognized. The equity investment accounted for using the measurement alternative is generally not categorized in the fair value hierarchy. As of December 31, 2022, the equity investment was measured using significant unobservable inputs (Level 3) and written down from its carrying value to fair value, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee company, with impairment charges incurred and recorded in earnings for the year ended December 31, 2022. And no measurement event occurred during the year ended December 31, 2023.The equity securities without readily determinable fair value were nil and RMB44.6 million as of December 31, 2022 and 2023. The Group recognized impairment charges of nil, RMB20.9 million and nil for the equity investment for the years ended December 31, 2021, 2022 and 2023, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.  Fair Value Measurement (Continued)

(b)  Assets and liabilities measured at fair value on a nonrecurring basis (Continued)

The Group’s other non-financial assets, such as intangible asset, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. No impairment charges of these assets arising from our acquisitions was recognized for the years ended December 31, 2021, 2022 and 2023.

19.  Related Party Transactions

During the years presented, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the “Tencent Group”)	A shareholder that has significant influence over the Group
Kuaishou Technology and its subsidiaries (the “Kuaishou Group”)	A shareholder that has significant influence over the Group
Beijing Mianbi Intelligent Technology Co., Ltd. (“Mianbi”) and its subsidiaries	An investee of the Group

(a)  Significant transactions with related parties

The following table presents significant transactions with Tencent Group, Kuaishou Group and Mianbi for the years ended December 31, 2021, 2022 and 2023 (in thousands):

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Services purchased from related parties
Tencent Group(i)	110,849	137,715	28,822
Kuaishou Group(ii)	2,179	14,373	10,837

Services provided to related parties
Tencent Group(iii)	10,876	25,741	29,174
Kuaishou Group(iii)	7,864	14,779	5,437
Mianbi	—	—	536

(i)	Services purchased from Tencent Group primarily related to cloud and bandwidth services.
(ii)	Services purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.
(iii)	Services provided to Tencent Group and Kuaishou Group primarily related to marketing services.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.  Related Party Transactions (Continued)

(b)  Balances with related parties

The following table presents balances with Tencent Group, Kuaishou Group and Mianbi as of December 31, 2022 and 2023 (in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Amount due from related parties
Tencent Group	22,616	2,260
Kuaishou Group	2,182	2,492
Mianbi(i)	—	13,567

Amount due to related parties
Tencent Group	19,081	7,237
Kuaishou Group	5,780	4,174
Mianbi(ii)	—	14,621

(i)The balance mainly represents expenditures paid by the Group on behalf of Mianbi.

(ii)The balance represents the long-term investment consideration payable to Mianbi, which is non-trade in nature.

Other than the amount due to Mianbi, the transactions and balances with related parties are all trade in nature.

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

Key revenue streams are as below (in thousands):

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Marketing services(i)	2,134,872	1,956,480	1,652,992
Paid membership service	668,507	1,230,804	1,826,557
Vocational training(ii)	45,823	248,266	565,585
Others	110,122	169,369	153,755
Total	2,959,324	3,604,919	4,198,889

(i)

The Group reported revenues generated from advertising and content-commerce solutions collectively as “marketing services revenue” to better present the Group’s business and results of operation in line with the Group’s overall strategies during the year ended December 31, 2023, the revenue of marketing services for years ended December 31, 2021 and 2022 have been retrospectively re-classified.

(ii)

The Group separately reported the revenue of its vocational training business during the year ended December 31, 2022, which was formerly included in “others,” and for comparison purposes, the revenue of vocational training business and others for the year ended December 31, 2021 has been retrospectively re-classified.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.  Segment Information (Continued)

All revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

21.  Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, with restricted portions amounted to approximately RMB3,054.1 million and RMB2,331.1 million of the Company’s total consolidated net assets, as of December 31, 2022 and 2023, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIEs and their subsidiaries to satisfy any obligations of the Company.

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

Goodwill arising from the above acquisition was attributable to the synergies expected from the combined operations of Yiqikao and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for Yiqikao have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022.

Xi’an Zhifeng Network Technology Co., Ltd. (referred to as “Xi’an Zhifeng”), a Chinese company, is a vocational training provider which mainly focuses on Master of Business Administration (the “MBA”) examination tutoring courses. In April 2023, the Group acquired 51% of the equity interest in Xi’an Zhifeng at an contingent aggregate purchase price, which was initially accounted for at fair value of RMB104.3 million. Contingent consideration is subject to Xi’an Zhifeng’s future operating results and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The 34.0% shares held by the founder is subject to a 4 years’ service period. That is, if the founder left the Company within 4 years after the closing of the acquisition, Zhihu has the option to either require the redemption of the shares by the founder or to purchase the remaining 34.0% shares held by the founder at nominal consideration. Moreover, Zhihu has the right to acquire the 34% equity interest held by the founder if certain performance targets are met by Xi’an Zhifeng at the price determined based on a pre-agreed formula. In addition, additional 11.4% shares are reserved to be awarded to employees of Xi’an Zhifeng in future. As such, the transaction was regarded as if the Group has effectively acquired 96.4% of equity interests at the acquisition date with 34.0% equity interests granted to the founder as share-based compensation for the future service and a put and a call option which are recognized as financial instruments measured at fair value. The remaining 3.6% of equity interests were accounted for as noncontrolling interests.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

RMB
Net assets acquired	1,052
Amortizable intangible assets
Brand name	43,000
Content	13,300
Technology	2,700
Financial instruments arising from acquisition	1,600
Goodwill	64,733
Deferred tax liabilities	(14,750)
Noncontrolling interests	(7,327)
104,308

Goodwill arising from the above acquisition was attributable to the synergies expected from the combined operations of Xi’an Zhifeng and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for Xi’an Zhifeng have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.  Subsequent Event

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.

24.  Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2022 and 2023.

(a)  Condensed balance sheets of Zhihu Inc.

	As of December 31,
	2022	2023	2023

			US$ in
	RMB in thousands		thousands
ASSETS
Current assets:
Cash and cash equivalents	197,012	2,871	404
Term deposits	—	70,827	9,976
Amounts due from subsidiaries and VIEs and VIEs’ subsidiaries	1,981	45,778	6,448
Prepayments and other current assets	7,651	19,277	2,715
Total current assets	206,644	138,753	19,543

Non-current assets:
Investments in subsidiaries	5,527,483	4,578,292	644,840
Total non-current assets	5,527,483	4,578,292	644,840

Total assets	5,734,127	4,717,045	664,383

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued liabilities	4,841	11,344	1,598
Other current liabilities	16,925	46,226	6,511
Amounts due to subsidiaries and VIEs and VIEs’ subsidiaries	58,665	59,665	8,404
Total current liabilities	80,431	117,235	16,513

Total liabilities	80,431	117,235	16,513

Shareholders’ equity:
Ordinary shares (US$0.000125 par value)	249	241	34
Treasury stock	(33,814)	(161,637)	(22,766)
Additional paid-in capital	13,615,042	13,487,371	1,899,657
Statutory reserve	—	2,680	378
Accumulated other comprehensive loss	(65,808)	(20,551)	(2,895)
Accumulated deficit	(7,861,973)	(8,708,294)	(1,226,538)
Total shareholders’ equity	5,653,696	4,599,810	647,870
Total liabilities and shareholders’ equity	5,734,127	4,717,045	664,383

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)  Condensed statements of operations and comprehensive loss of Zhihu Inc.

	For the Year Ended December 31,
	2021	2022	2023	2023

				US$in
	RMB in thousands			thousands
Operating expenses:
General and administrative expenses	(30,019)	(79,908)	(45,625)	(6,426)
Total operating expenses	(30,019)	(79,908)	(45,625)	(6,426)

Loss from operations	(30,019)	(79,908)	(45,625)	(6,426)
Other (expenses)/income:
Interest income	123	1,027	5,105	719
Exchange (losses)/ gains	(523)	516	138	19
Share of loss of subsidiaries	(1,268,461)	(1,502,792)	(816,004)	(114,932)
Others, net	—	—	12,745	1,796

Net loss	(1,298,880)	(1,581,157)	(843,641)	(118,824)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	—	—	—

Net loss attributable to Zhihu Inc.’s shareholders	(1,469,465)	(1,581,157)	(843,641)	(118,824)

Net loss	(1,298,880)	(1,581,157)	(843,641)	(118,824)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(143,190)	273,310	45,257	6,374
Total other comprehensive (loss)/income	(143,190)	273,310	45,257	6,374

Total comprehensive loss	(1,442,070)	(1,307,847)	(798,384)	(112,450)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	—	—	—
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,612,655)	(1,307,847)	(798,384)	(112,450)

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(c)  Condensed statements of cash flows of Zhihu Inc.

	For the Year Ended December 31,
	2021	2022	2023	2023
				US$ in
	RMB in thousands			thousands
Net cash used in operating activities	(3,182)	(51,752)	(44,388)	(6,252)
Purchases of term deposits	(64,596)	—	(72,054)	(10,149)
Proceeds from withdrawal of term deposits	64,707	—	—	—
Repayment from subsidiaries of investment	—	256,942	284,017	40,003
Investment in subsidiaries	(4,695,120)	—	—	—
Investment in equity investments	(19,380)	—	—	—
Net cash (used in)/provided by investing activities	(4,714,389)	256,942	211,963	29,854
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	4,853,293	—	—	—
Proceeds received from employees in relation to share options	15,544	19,612	4,513	636
Payments for repurchase of shares	—	(127,962)	(369,569)	(52,053)
Net cash provided by/(used in) financing activities	4,868,837	(108,350)	(365,056)	(51,417)
Effect of exchange rate changes on cash and cash equivalents	(63,673)	5,745	3,340	470
Net increase/(decrease) in cash and cash equivalents	87,593	102,585	(194,141)	(27,345)
Cash and cash equivalents at beginning of year	6,834	94,427	197,012	27,749
Cash and cash equivalents at ending of year	94,427	197,012	2,871	404