Form 20-F
period 2024-12-31
Zhihu Inc.
filed 2025-04-15
CIK 1835724

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

Han Wang, Chief Financial Officer

Telephone: +86 (10) 8271-6603

Email: h@zhihu.com

18 Xueqing Road

Haidian District, Beijing 100083

People’s Republic of China

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares (each representing three Class A ordinary shares, par value US$0.000125 per share)	ZH	New York Stock Exchange
Class A ordinary shares, par value US$0.000125 per share	2390	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 246,496,859 Class A ordinary shares (excluding 8,298 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value US$0.000125 per share, and 15,446,778 Class B ordinary shares, par value US$0.000125 per share, as of December 31, 2024.

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

☐  Yes    ☐  No

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, each representing three Class A ordinary shares;
●	“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” or “PRC” refers to the People’s Republic of China;
●	“content creators” refers to users who have generated at least one piece of content;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented, or otherwise modified from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“mobile MAUs” refers to the number of mobile devices that launch our mobile apps at least once in a given month;
●	“monthly active users” or “MAUs” refers to the sum of our mobile MAUs and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates. “average MAUs” for a period is calculated by dividing the sum of MAUs for each month during a specified period by the number of months in the period;
●	“monthly subscribing members” refers to the number of members who subscribed for our membership packages in a specified month; and “average monthly subscribing members” for a period is calculated by dividing the sum of monthly subscribing members for each month during a specified period by the number of months in the period;
●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.000125 per share;
●	“PCAOB” refers to Public Company Accounting Oversight Board, a nonprofit corporation established by the United States Congress to oversee the audits of public companies, among others;
●	“piece of content” refers to any piece of questions, answers, articles, videos, groups, or live streaming in our community;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“SFC” refers to Securities and Futures Commission of Hong Kong;
●	“UGC” refers to user-generated content;
●	“U.S. dollars” or “US$” refers to the legal currency of the United States;

●	“VIEs” refers to variable interest entities, which are companies established in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries. Under these contractual arrangements, Zhihu Inc. has a “controlling financing interest” in the VIEs as defined in FASB ASC 810 so that it is considered the primary beneficiary of the VIEs for accounting purposes only and thus consolidates each of these entities under U.S. GAAP. The VIEs that Zhihu Inc. consolidates under U.S. GAAP include Beijing Zhizhe Tianxia Technology Co., Ltd., or Zhizhe Tianxia, Shanghai Pinzhi Education Technology Co., Ltd., or Shanghai Pinzhi, and Wuhan Xinyue Network Technology Co., Ltd., or Wuhan Xinyue;
●	“WFOEs” refers to wholly foreign-owned enterprises, and “our WFOEs” refers to Zhizhe Sihai (Beijing) Technology Co., Ltd., or Zhizhe Sihai, Shanghai Zhishi Technology Co., Ltd., or Shanghai Zhishi, and Wuhan Bofeng Technology Co., Ltd., or Wuhan Bofeng; and
●	“Zhihu,” “we,” or “our company” refers to Zhihu Inc., a Cayman Islands holding company, and its subsidiaries (where the context requires, in respect of the period prior to our company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our company at the relevant time) and, in the context of describing our operations and consolidated financial information, the VIEs and their respective subsidiaries, unless otherwise indicated herein. For the avoidance of confusion, “our holding company” or “Zhihu Inc.” only refers to Zhihu Inc., and unless the context requires otherwise, include its predecessor entities; “our subsidiaries” refers to the entities in which Zhihu Inc. holds direct or indirect equity ownership, and thus consolidates their financial results; for “variable interest entities” or “VIEs,” see stand-alone definition sets forth above. Zhihu Inc. does not conduct operations of its own and does not have any equity ownership in the VIEs.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, which was the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

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

Notes:

(1)

Yuan Zhou and Dahai Li, our director, each holds 98.941% and 0.059% of the equity interests in Zhizhe Tianxia, respectively, and Beijing Radio and Television Station, a third-party minority shareholder, holds 1% of the equity interests in Zhizhe Tianxia.

(2)

Yuan Zhou and Rongle Zhang, our employee, each holds 99.0% and 1.0% of the equity interests in Wuhan Xinyue, one of the VIEs. Wuhan Xinyue and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Wuhan Bofeng. Wuhan Xinyue owns, through its subsidiaries, 55% equity interests in Shanghai Pinzhi. Shanghai Pinzhi and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Shanghai Zhishi. Wuhan Xinyue also wholly owns Nanjing Zhizhu Technology Co., Ltd., which wholly owns Wuhan Zhibo Wenshuo Technology Co., Ltd.

Zhihu Inc. is a Cayman Islands holding company with no equity ownership in its VIEs and their subsidiaries and not a Chinese operating company. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their nominee shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Revenues contributed by the VIEs accounted for 43.0%, 58.3%, and 63.8% of our total revenues in 2022, 2023, and 2024, respectively. As used in this annual report, “we,” “our company,” or “Zhihu” refers to Zhihu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, including Zhizhe Tianxia, Shanghai Pinzhi, and Wuhan Xinyue. Investors in the ADSs are not purchasing any equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements, shareholders’ rights entrustment agreement or powers of attorney, share pledge agreements, and exclusive option agreements, have been entered into by and among our PRC subsidiaries, the VIEs, and the VIEs’ nominee shareholders. There is no material difference between the effect of each set of contractual arrangements. As advised by Global Law Office, our PRC legal counsel, (i) as of the date of this annual report, the ownership structures of our WFOEs and the VIEs in China do not violate any applicable and explicit PRC laws and regulations currently in effect; (ii) subject to the disclosure in this annual report, each agreement of the contractual arrangements between our WFOEs, the VIEs, and the VIEs’ nominee shareholders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable laws affecting creditors’ rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof and the application of PRC laws and policies thereto, and general equity principles; and (iii) each of said agreement does not violate any applicable and explicit PRC laws currently in effect. As a result of the contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes, and Zhihu Inc. has consolidated the results of operations, financial position, and cash flows of the VIEs in its consolidated financial statements under U.S. GAAP. The contractual arrangements with the VIEs provide us with a “controlling financial interest” in the VIEs as defined in FASB ASC 810 by entitling us to (i) the power to direct activities of the VIEs that most significantly affect their economic performance, and (ii) the right to receive the economic benefits from the VIEs that could be significant to them. Neither Zhihu Inc. nor its investors has an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC laws, rules and regulations and their interpretation and enforcement may evolve quickly, which could have a material adverse effect on us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report on Form 20-F.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Global Law Office, our PRC legal counsel, except as disclosed in this annual report and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies, our PRC subsidiaries, the VIEs, and the VIEs’ subsidiaries have obtained the requisite licenses, permits, filings, and approvals from the PRC government authorities that are material for their business operations in China, including, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, Internet Cultural Business Licenses, Radio and Television Program Production and Operation Licenses, Publication Operation Licenses, Filing Certificate for Internet Medicines and Medical Appliances Information Service, Internet Audio-Visual Program Transmission License, Internet Religious Information Service License, Private School Operating License and the Filing Certificate of Food Operation. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by government authorities, we cannot assure you that our PRC subsidiaries and the VIEs have obtained all the permits or licenses required for conducting businesses in China. And we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. We cannot assure you that we will be able to obtain such additional licenses, permits, qualifications, or approvals in a timely manner, or at all. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.”

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

As of the date of this annual report, we have not been asked to obtain or denied any permission by any PRC government authority in connection with our historical issuances of securities to foreign investors. Based on the foregoing and pursuant to current PRC laws and regulations and in connection with our historical issuances of securities to foreign investors that have been completed before the effective date of the Overseas Offering and Listing Measures, as advised by Global Law Office, our PRC legal counsel, we, our PRC subsidiaries, and the VIEs, (i) are not required to obtain permissions from the CSRC despite that we shall be required to go through filing procedures with the CSRC for our future issuance or offering of securities (including shares, depository receipts, corporate bonds convertible into shares, and other securities in nature of equity) to foreign investors if we meet certain conditions set forth in the Overseas Offering and Listing Measures for an indirect overseas offering and listing by a PRC domestic company, and (ii) are not required to go through cybersecurity review by the CAC. However, if any of our holding company, our PRC subsidiaries, and the VIEs are deemed to be a critical information infrastructure operator or a network platform operator, whose network product or service purchasing or data processing activities affect or may affect national security, we would be required to go through a cybersecurity review by the CAC.

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

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements. In 2022, 2023, and 2024, the total amount of such service fees that VIEs paid to the relevant WFOE under the applicable agreements was RMB896.3 million, RMB834.5 million, and RMB695.9 million (US$95.3 million), respectively.

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2022, 2023, and 2024, the total amount of such restriction to which our PRC subsidiaries and the VIEs and their subsidiaries are subject was RMB3.1 billion, RMB2.3 billion, and RMB2.1 billion (US$284.7 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business or financial condition.”

Under PRC laws, Zhihu Inc. may fund its PRC subsidiaries only through capital contributions or loans, and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2022, 2023, and 2024, the aggregate amount of capital contribution by Zhihu Inc. to its intermediate holding companies and subsidiaries was RMB10.3 billion, RMB10.0 billion, and RMB9.6 billion (US$1.3 billion), respectively, and the outstanding balance of the principal amount of loans to the VIEs and their subsidiaries was RMB51.7 million, RMB51.7 million, and RMB51.7 million (US$7.1 million), respectively.

In 2022, 2023, and 2024, no assets other than cash were transferred through our organization.

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

A.[Reserved]

Selected Financial Data

The following selected consolidated statements of operations data and selected consolidated statements of cash flow data for the years ended December 31, 2022, 2023, and 2024, and the selected consolidated balance sheets data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our audited consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of operations data for the years indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Operations Data:
Revenues	3,604,919	4,198,889	3,598,905	493,048
Cost of revenues	(1,796,867)	(1,903,041)	(1,418,076)	(194,276)
Gross profit	1,808,052	2,295,848	2,180,829	298,772
Selling and marketing expenses	(2,026,468)	(2,048,090)	(1,599,186)	(219,088)
Research and development expenses	(763,362)	(901,452)	(732,553)	(100,359)
General and administrative expenses	(621,973)	(418,531)	(330,173)	(45,234)
Total operating expenses	(3,411,803)	(3,368,073)	(2,661,912)	(364,681)
Loss from operations	(1,603,751)	(1,072,225)	(481,083)	(65,909)
Investment income	70,380	41,695	65,441	8,965
Interest income	68,104	158,671	114,964	15,750
Fair value change of financial instruments	(176,685)	(5,170)	78,405	10,741
Exchange gains	71,749	97	1,013	139
Others, net	5,983	49,236	42,902	5,878
Loss before income tax	(1,564,220)	(827,696)	(178,358)	(24,436)
Income tax (expenses)/benefits	(14,183)	(11,832)	9,391	1,287
Net loss	(1,578,403)	(839,528)	(168,967)	(23,149)
Net income attributable to noncontrolling interests	(2,754)	(4,113)	(2,835)	(388)
Net loss attributable to Zhihu Inc.’s shareholders	(1,581,157)	(843,641)	(171,802)	(23,537)
Net loss per share
Basic	(5.19)	(2.82)	(0.63)	(0.09)
Diluted	(5.19)	(2.82)	(0.63)	(0.09)
Weighted average shares used in net loss per share
Basic	304,836,318	299,132,894	273,560,865	273,560,865
Diluted	304,836,318	299,132,894	273,560,865	273,560,865

The following table sets forth our selected consolidated balance sheets data as of the dates indicated.

	As of December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	2,106,639	3,999,160	547,883
Term deposits	1,586,469	320,088	43,852
Short-term investments	1,769,822	538,816	73,817
Total current assets	6,377,880	5,484,634	751,392
Goodwill	191,077	126,344	17,309
Intangible assets, net	122,645	54,534	7,471
Total non-current assets	417,392	248,318	34,019
Total assets	6,795,272	5,732,952	785,411
Accounts payable and accrued liabilities	1,038,531	835,688	114,489
Salary and welfare payables	342,125	275,260	37,710
Contract liabilities	303,574	235,539	32,269
Total current liabilities	1,945,488	1,524,656	208,877
Net current assets	4,432,392	3,959,978	542,515
Total non-current liabilities	148,174	12,610	1,727
Total liabilities	2,093,662	1,537,266	210,604
Net assets	4,701,610	4,195,686	574,807
Total shareholders’ equity	4,701,610	4,195,686	574,807
Total liabilities and shareholders’ equity	6,795,272	5,732,952	785,411

The following table sets forth our selected consolidated statements of cash flow data for the years indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow
Net cash used in operating activities	(1,114,954)	(415,527)	(280,185)	(38,385)
Net cash provided by/(used in) investing activities	3,490,467	(1,681,140)	2,562,617	351,077
Net cash used in financing activities	(108,350)	(365,056)	(403,862)	(55,329)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	101,528	42,510	14,851	2,035
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,368,691	(2,419,213)	1,893,421	259,398
Cash and cash equivalents at the beginning of the year	2,157,161	4,525,852	2,106,639	288,608
Cash, cash equivalents and restricted cash at the end of the year	4,525,852	2,106,639	4,000,060	548,006

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2024
			WFOEs as
	Parent	Other	Primary	VIEs and its		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Inter-company revenues(1)(4)	—	147,845	1,455,634	569	(1,604,048)	—
Third-party revenues	—	1,273,401	29,408	2,296,096	—	3,598,905
Inter-company cost and operating expenses (1) (4)	—	(785,368)	(83,414)	(735,266)	1,604,048	—
Third-party cost and operating expenses	(41,861)	(725,621)	(1,726,263)	(1,586,243)	—	(4,079,988)
Operating loss	(41,861)	(89,743)	(324,635)	(24,844)	—	(481,083)
Other income, net	51,937	180,273	43,851	26,664	—	302,725
Income of the VIEs	—	—	7,327	—	(7,327)	—
Share of (loss)/income of subsidiaries(2)	(181,878)	(264,207)	5,244	—	440,841	—
(Loss)/Income before income tax	(171,802)	(173,677)	(268,213)	1,820	433,514	(178,358)
Income tax (expenses)/benefits	—	(1,068)	4,006	6,453	—	9,391
Net (loss)/income	(171,802)	(174,745)	(264,207)	8,273	433,514	(168,967)
Net income attributable to non-controlling interests shareholders	—	(1,889)	—	(946)	—	(2,835)
Net (loss)/income attributable to Zhihu Inc.’s shareholders	(171,802)	(176,634)	(264,207)	7,327	433,514	(171,802)

	For the Year Ended December 31, 2023
			WFOEs as
	Parent	Other	Primary	VIEs and Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	152,279	1,671,378	485	(1,824,142)	—
Third-party revenues	—	1,716,008	37,051	2,445,830	—	4,198,889
Inter-company cost and operating expenses (1)(4)	—	(814,448)	(106,363)	(903,331)	1,824,142	—
Third-party cost and operating expenses	(45,625)	(1,101,619)	(2,529,283)	(1,594,587)	—	(5,271,114)
Operating loss	(45,625)	(47,780)	(927,217)	(51,603)	—	(1,072,225)
Other income, net	17,988	128,371	77,868	20,302	—	244,529
Loss of the VIEs	—	—	(36,613)	—	36,613	—
Share of (loss)/income of subsidiaries(2)	(816,004)	(885,674)	4,294	—	1,697,384	—
Loss before income tax	(843,641)	(805,083)	(881,668)	(31,301)	1,733,997	(827,696)
Income tax expenses	—	(756)	(4,006)	(7,070)	—	(11,832)
Net loss	(843,641)	(805,839)	(885,674)	(38,371)	1,733,997	(839,528)
Net (income)/loss attributable to noncontrolling interests	—	(5,871)	—	1,758	—	(4,113)
Net loss attributable to Zhihu Inc.’s shareholders	(843,641)	(811,710)	(885,674)	(36,613)	1,733,997	(843,641)

	For the Year Ended December 31, 2022
			WFOEs as
	Parent	Other	Primary	VIEs and Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	143,888	1,930,305	866	(2,075,059)	—
Third-party revenues	—	2,034,032	22,884	1,548,003	—	3,604,919
Inter-company cost and operating expenses (1) (4)	—	(1,358,890)	(133,729)	(582,440)	2,075,059	—
Third-party cost and operating expenses	(79,908)	(845,652)	(3,303,022)	(980,088)	—	(5,208,670)
Operating loss	(79,908)	(26,622)	(1,483,562)	(13,659)	—	(1,603,751)
Other income/(expenses), net	1,543	46,718	(18,182)	9,452	—	39,531
Loss of the VIEs	—	—	(11,027)	—	11,027	—
Share of (loss)/income of subsidiaries(2)	(1,502,792)	(1,507,326)	9,097	—	3,001,021	—
Loss before income tax	(1,581,157)	(1,487,230)	(1,503,674)	(4,207)	3,012,048	(1,564,220)
Income tax expenses	—	(3,583)	(3,652)	(6,948)	—	(14,183)
Net loss	(1,581,157)	(1,490,813)	(1,507,326)	(11,155)	3,012,048	(1,578,403)
Net (income)/loss attributable to noncontrolling interests	—	(2,882)	—	128	—	(2,754)
Net loss attributable to Zhihu Inc.’s shareholders	(1,581,157)	(1,493,695)	(1,507,326)	(11,027)	3,012,048	(1,581,157)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2024
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Cash and cash equivalents	37,711	2,068,524	1,396,034	496,891	—	3,999,160
Term deposits	70,378	179,710	70,000	—	—	320,088
Short-term investments	—	356,378	176,814	5,624	—	538,816
Restricted cash	—	—	—	900	—	900
Trade receivables	—	346,690	3,052	70,894	—	420,636
Amounts due from related parties	—	6,625	23,901	11,062	—	41,588
Amounts due from group companies(3)(4)	2,814	341,967	658,629	47,479	(1,050,889)	—
Prepayments and other current assets	7,759	34,847	34,450	86,390	—	163,446
Total current assets	118,662	3,334,741	2,362,880	719,240	(1,050,889)	5,484,634

Property and equipment, net	—	364	7,670	456	—	8,490
Intangible assets, net	—	8,939	4,053	41,542	—	54,534
Goodwill	—	22,830	—	103,514	—	126,344
Net assets of the VIEs	—	—	12,393	—	(12,393)	—
Investment in subsidiaries(2)	4,139,841	1,723,737	37,832	—	(5,901,410)	—
Long-term investments, net	—	51,176	—	—	—	51,176
Right-of-use assets	—	4,831	—	2,320	—	7,151
Other non-current assets	—	195	50	378	—	623
Total non-current assets	4,139,841	1,812,072	61,998	148,210	(5,913,803)	248,318
Total assets	4,258,503	5,146,813	2,424,878	867,450	(6,964,692)	5,732,952

Accounts payable and accrued liabilities	29,858	355,730	241,575	208,525	—	835,688
Salary and welfare payables	—	16,490	245,659	13,111	—	275,260
Taxes payable	—	7,222	9,974	4,885	—	22,081
Contract liabilities	—	39,985	47	195,507	—	235,539
Amounts due to related parties	—	49	4,190	2,586	—	6,825
Amounts due to group companies(3) (4)	60,556	446,579	153,012	390,742	(1,050,889)	—
Short term lease liabilities	—	3,342	11,903	2,063	—	17,308
Other current liabilities	31,966	43,049	34,781	22,159	—	131,955
Total current liabilities	122,380	912,446	701,141	839,578	(1,050,889)	1,524,656
Long term lease liabilities	—	1,738	—	85	—	1,823
Deferred tax liabilities	—	2,235	—	4,595	—	6,830
Other non-current liabilities	—	—	—	3,957	—	3,957
Total non-current liabilities	—	3,973	—	8,637	—	12,610
Total liabilities	122,380	916,419	701,141	848,215	(1,050,889)	1,537,266
Total Zhihu Inc.’s shareholders’ equity	4,136,123	4,225,433	1,723,737	12,393	(5,961,563)	4,136,123
Noncontrolling interests	—	4,961	—	6,842	47,760	59,563
Total shareholders’ equity	4,136,123	4,230,394	1,723,737	19,235	(5,913,803)	4,195,686
Total liabilities and shareholders’ equity	4,258,503	5,146,813	2,424,878	867,450	(6,964,692)	5,732,952

	As of December 31, 2023
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Cash and cash equivalents	2,871	780,495	964,638	358,635	—	2,106,639
Term deposits	70,827	1,515,642	—	—	—	1,586,469
Short-term investments	—	437,608	1,246,913	85,301	—	1,769,822
Trade receivables	—	544,916	3,811	115,888	—	664,615
Amounts due from related parties	—	2,199	14,251	1,869	—	18,319
Amounts due from group companies(3)(4)	45,778	184,311	514,397	34,099	(778,585)	—
Prepayments and other current assets	19,277	68,480	62,969	81,290	—	232,016
Total current assets	138,753	3,533,651	2,806,979	677,082	(778,585)	6,377,880

Property and equipment, net	—	969	9,391	489	—	10,849
Intangible assets, net	—	10,620	4,544	107,481	—	122,645
Goodwill	—	22,831	—	168,246	—	191,077
Net assets of the VIEs	—	—	(39,918)	—	39,918	—
Investment in subsidiaries(2)	4,578,292	2,765,503	49,354	—	(7,393,149)	—
Long-term investments, net	—	44,621	—	—	—	44,621
Right-of-use assets	—	5,796	30,210	4,205	—	40,211
Other non-current assets	—	84	50	7,855	—	7,989
Total non-current assets	4,578,292	2,850,424	53,631	288,276	(7,353,231)	417,392
Total assets	4,717,045	6,384,075	2,860,610	965,358	(8,131,816)	6,795,272

Accounts payable and accrued liabilities	11,344	302,958	448,760	275,469	—	1,038,531
Salary and welfare payables	—	21,617	298,093	22,415	—	342,125
Taxes payable	—	3,891	6,795	10,708	—	21,394
Contract liabilities	—	71,748	518	231,308	—	303,574
Amounts due to related parties	—	14,621	8,624	2,787	—	26,032
Amounts due to group companies(3) (4)	59,665	373,695	70,417	274,808	(778,585)	—
Short term lease liabilities	—	4,537	36,075	1,477	—	42,089
Other current liabilities	46,226	89,975	11,295	24,247	—	171,743
Total current liabilities	117,235	883,042	880,577	843,219	(778,585)	1,945,488
Long term lease liabilities	—	1,639	—	2,003	—	3,642
Deferred tax liabilities	—	2,655	—	19,919	—	22,574
Other non-current liabilities	—	34,590	—	87,368	—	121,958
Total non-current liabilities	—	38,884	—	109,290	—	148,174
Total liabilities	117,235	921,926	880,577	952,509	(778,585)	2,093,662
Total Zhihu Inc.’s shareholders’ equity	4,599,810	5,453,396	1,980,033	(39,918)	(7,393,511)	4,599,810
Noncontrolling interests	—	8,753	—	52,767	40,280	101,800
Total shareholders’ equity	4,599,810	5,462,149	1,980,033	12,849	(7,353,231)	4,701,610
Total liabilities and shareholders’ equity	4,717,045	6,384,075	2,860,610	965,358	(8,131,816)	6,795,272

Selected Condensed Consolidated Statements of Cash Flow Data

	For the Year Ended December 31, 2024
			WFOEs as	VIE and
	Parent	Other	Primary	their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Purchases of goods and services from group companies(1)	—	(732,188)	(81,305)	(696,877)	1,510,370	—
Sales of goods and services to group companies(1)	—	82,305	1,428,065	—	(1,510,370)	—
Other operating/administrative activities with external parties	18,577	902,752	(1,923,578)	722,064	—	(280,185)
Net cash provided by/(used in) operating activities	18,577	252,869	(576,818)	25,187	—	(280,185)
Purchases of short-term investments	(35,679)	(2,956,230)	(4,919,879)	(1,202,944)	—	(9,114,732)
Proceeds of maturities of short-term investments	35,582	3,069,418	6,018,010	1,286,977	—	10,409,987
Purchases of term deposits	(69,150)	(534,223)	(70,000)	—	—	(673,373)
Proceeds from withdrawal of term deposits	71,006	1,881,449	—	—	—	1,952,455
Investment in subsidiaries	(258,192)	—	(18,142)	—	276,334	—
Repayment from subsidiaries of investment	670,696	—	—	—	(670,696)	—
Other investing activities with external parties	—	(21,176)	(2,138)	11,594	—	(11,720)
Net cash provided by investing activities	414,263	1,439,238	1,007,851	95,627	(394,362)	2,562,617
Repayment from subsidiaries of investment	—	(670,696)	—	—	670,696	—
Investment from Group Companies	—	258,192	—	18,142	(276,334)	—
Payments for repurchase of shares	(400,707)	—	—	—	—	(400,707)
Proceeds from short-term borrowings	—	51,774	—	—	—	51,774
Repayment of short-term borrowings	—	(51,774)	—	—	—	(51,774)
Other financing activities with external parties	1,158	(4,513)	—	200	—	(3,155)
Net cash (used in)/provided by financing activities	(399,549)	(417,017)	—	18,342	394,362	(403,862)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,549	12,939	363	—	—	14,851
Net increase in cash, cash equivalents and restricted cash	34,840	1,288,029	431,396	139,156	—	1,893,421
Cash and cash equivalents at beginning of the year	2,871	780,495	964,638	358,635	—	2,106,639
Cash, cash equivalents and restricted cash at end of the year	37,711	2,068,524	1,396,034	497,791	—	4,000,060

	For the Year Ended December 31, 2023
	Parent	Other	WFOEs as Primary	VIE and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from group companies(1)	—	(752,000)	(132,500)	(878,010)	1,762,510	—
Sales of goods and services to group companies(1)	—	176,010	1,586,500	—	(1,762,510)	—
Other operating/administrative activities with external parties	(44,388)	722,250	(2,187,123)	1,093,734	—	(415,527)
Net cash (used in)/provided by operating activities	(44,388)	146,260	(733,123)	215,724	—	(415,527)
Purchases of short-term investments	—	(992,252)	(6,110,000)	(431,000)	—	(7,533,252)
Proceeds of maturities of short-term investments	—	698,340	5,498,902	387,014	—	6,584,256
Purchases of term deposits	(72,054)	(2,605,540)	—	—	—	(2,677,594)
Proceeds from withdrawal of term deposits	—	2,047,915	—	—	—	2,047,915
Repayment from subsidiaries of investment	284,017	—	—	—	(284,017)	—
Other investing activities with external parties	—	(30,219)	(8,384)	(63,862)	—	(102,465)
Net cash used in investing activities	211,963	(881,756)	(619,482)	(107,848)	(284,017)	(1,681,140)
Repayment from subsidiaries of investment	—	(284,017)	—	—	284,017	—
Payments for repurchase of shares	(369,569)	—	—	—	—	(369,569)
Other financing activities with external parties	4,513	—	—	—	—	4,513
Net cash used in financing activities	(365,056)	(284,017)	—	—	284,017	(365,056)
Effect of exchange rate changes on cash and cash equivalents	3,340	38,602	568	—	—	42,510
Net (decrease)/ increase in cash and cash equivalents	(194,141)	(980,911)	(1,352,037)	107,876	—	(2,419,213)
Cash and cash equivalents at beginning of the year	197,012	1,761,406	2,316,675	250,759	—	4,525,852
Cash and cash equivalents at end of the year	2,871	780,495	964,638	358,635	—	2,106,639

	For the Year Ended December 31, 2022
	Parent	Other	WFOEs as Primary	VIE and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from group companies(1)	—	(2,429,435)	(98,100)	(906,100)	3,433,635	—
Sales of goods and services to group companies(1)	—	107,900	3,325,735	—	(3,433,635)	—
Other operating/administrative activities with external parties	(51,752)	1,348,530	(3,139,585)	727,853	—	(1,114,954)
Net cash (used in)/provided by operating activities	(51,752)	(973,005)	88,050	(178,247)	—	(1,114,954)
Purchases of short-term investments	—	(4,394,721)	(4,638,000)	(1,513,535)	—	(10,546,256)
Proceeds of maturities of short-term investments	—	5,215,100	4,906,959	1,924,071	—	12,046,130
Purchases of term deposits	—	(3,426,857)	(144,833)	—	—	(3,571,690)
Proceeds from withdrawal of term deposits	—	5,768,675	—	—	—	5,768,675
Repayment from subsidiaries of investment	256,942	—	—	—	(256,942)	—
Investment in subsidiaries(2)	—	(649,935)	—	—	649,935	—
Other investing activities with external parties	—	(19,782)	(145,767)	(40,843)	—	(206,392)
Net cash provided by/(used in) investing activities	256,942	2,492,480	(21,641)	369,693	392,993	3,490,467
Repayment from subsidiaries of investment	—	(256,942)	—	—	256,942	—
Investment from group companies(2)	—	—	649,935	—	(649,935)	—
Payments for repurchase of shares	(127,962)	—	—	—	—	(127,962)
Other financing activities with external parties	19,612	—	—	—	—	19,612
Net cash (used in)/ provided by financing activities	(108,350)	(256,942)	649,935	—	(392,993)	(108,350)
Effect of exchange rate changes on cash and cash equivalents	5,745	20,608	75,175	—	—	101,528
Net increase in cash and cash equivalents	102,585	1,283,141	791,519	191,446	—	2,368,691
Cash and cash equivalents at beginning of the year	94,427	478,265	1,525,156	59,313	—	2,157,161
Cash and cash equivalents at end of the year	197,012	1,761,406	2,316,675	250,759	—	4,525,852

Notes:

(1)	Intercompany sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the subsidiaries by group companies.
(3)	The amounts due to group companies mainly represent unsettled service fees among WFOEs as primary beneficiaries, the VIEs and their subsidiaries and other subsidiaries, which are eliminated in the consolidated balance sheet.
(4)	For the years ended December 31, 2022, 2023, and 2024, VIEs have incurred RMB572.3 million, RMB857.4 million, and RMB670.6 million (US$91.9 million) in fees related services provided by the WFOEs and WFOEs concurrently recognized same amounts as revenues, respectively. In the same periods, cash paid by VIEs to WFOEs for service fees were RMB896.3 million, RMB834.5 million, and RMB695.9 million (US$95.3 million), respectively. Unsettled balance of such transactions was RMB130.8 million and RMB136.2 million as of December 31, 2023 and 2024, respectively.

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

Risks Relating to Our Business and Industry

●	Our business depends on our ability to offer high-quality user-generated content for our users.
●	Our success depends on our ability to attract and maintain an engaged user base.
●	If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.
●	We have incurred net loss and negative operating cash flow in the past, which may continue in the future.
●	We may not be able to manage our growth effectively, which may compromise the success of our business.
●	We are subject to risks associated with financing activities and liquidity.
●	If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.
●	We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.
●	We operate in a highly competitive market, and may not be able to compete effectively.
●	If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.
●	Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in applicable industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the VIEs may fail to perform their obligations under our contractual arrangements.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.
●	The PRC laws, rules and regulations and their interpretation and enforcement may evolve quickly, which could have a material adverse effect on us.
●	The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.
●	If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs and Class A Ordinary Shares

●	The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

In addition, changes in user preferences resulting from technological developments may also adversely affect us. For example, the widespread adoption of artificial intelligence could significantly change the way people look for content or the type of content they consume. Responding to this change could require substantial expenditures to integrate artificial intelligence capabilities into our community. We have been actively embracing this challenge and developing AI-powered tools for our users such as Zhihu Zhida. However, we cannot assure you that we will be able to capture these potential benefits of artificial intelligence in a timely manner or at all. In addition, our competitors may develop artificial intelligence products and technologies that are similar or superior to our technologies or more cost-effective to deploy. Other companies may also integrate artificial intelligence into their offerings more efficiently. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.

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

Our success and continued growth are driven by our fast growing, diverse, and highly engaged user base. We experienced significant user growth. Our users also exhibit a high level of engagement through active participation and contribution. We attract and retain users with high-quality content, and any decline in the breadth, depth, and quality of our content offerings may adversely affect our ability to maintain and further expand a large and engaged user base.

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

We have incurred net loss and negative operating cash flow in the past. In 2022, 2023, and 2024, we had net loss of RMB1.6 billion, RMB839.5 million, and RMB169.0 million (US$23.1 million) and negative operating cash flow of RMB1.1 billion, RMB415.5 million, and RMB280.2 million (US$38.4 million), respectively. We cannot assure you that we will be able to generate net profit or positive operating cash flow in the future. Our ability to achieve profitability and positive operating cash flow largely depends on our ability to further expand our user base and enhance monetization, but we cannot assure you that we will continue to maintain a sound growth momentum. We may continue to experience net loss and negative operating cash flow in the future due to increasing content and other costs, including those for commercial content, as well as our continued spending in growth and marketing and investments in technology, people, infrastructure, and new initiatives. Although we are disciplined about our costs and operating expenses and continue to undertake cost control measures, there can be no assurance that these measures will be effective, and our costs and operating expenses may continue to negatively affect our profitability. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic conditions, regulatory environment, or competitive dynamics in the industry. If we cannot effectively maintain or achieve revenue growth at scale, or if we are unable to achieve profitability or maintain and enhance our liquidity, our business, financial condition, and results of operations may be materially and adversely affected.

We may not be able to manage our growth effectively, which may compromise the success of our business.

We experienced rapid growth since our inception. The success of our business largely depends on our ability to effectively maintain our user and revenue growth. We attract and retain users with high-quality content, and we also strategically deploy marketing and other user acquisition strategies. Our MAU growth may fluctuate on a quarterly basis, which makes it difficult to predict. Although we expect our user base to continue to experience a growing trend in the near future, we may experience fluctuations of quarterly average MAUs on a quarterly basis, particularly during the fourth and first quarter of a year. For further details, see “Item 4. Information on the Company—B. Business Overview—Our Monetization.”

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

Revenues generated from our business side customers, such as marketing services revenue from merchants and brands, are crucial to our business. In 2022, 2023, and 2024, the revenues from marketing services accounted for 54.3%, 39.4%, and 34.7% of our total revenue, respectively. We cannot assure you that we will be able to retain existing or attract new merchants and brands effectively. If the marketing budgets of merchants and brands decrease, or if they believe that they can achieve better returns elsewhere, we may experience a decline in their spending with us. Our competitors may provide better marketing services. If merchants and brands believe that their spending on online content communities do not generate expected returns, they may also switch to other internet channels such as search engines, news platforms, short video platforms, e-commerce platforms, and social media platforms, or other traditional channels such as television, newspapers, and magazines, and reduce or discontinue business with us. Among our marketing services, merchants and brands may find our online advertising to be ineffective to market their products and services, and competition may lead to a decrease in our fee rates. In addition, if the commercial content created through our marketing services does not appeal to or is not successfully distributed to the targeted audience, we may not attract sufficient merchants and brands or generate expected revenue. Moreover, merchants and brands may have limited experience in our services for commercial content and may not be able to utilize our solutions effectively to achieve expected commercial results or otherwise meet their expectation. Furthermore, some of the merchants and brands may have different budget allocation strategies, which may affect their spending on our marketing services. Failure to retain existing or attract new merchants and brands, to increase their spending with us, or to develop effective marketing services may materially and adversely affect our business, financial condition, and results of operations.

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

On September 24, 2024, the State Council published the Network Data Security Management (the “Data Security Regulations”), which became effective on January 1, 2025. The Data Security Regulations provide that data processors conducting the data processing activities that affect or may affect national security shall apply for cybersecurity review in accordance with the relevant laws and regulations. The Data Security Regulations subject network data processors to certain statutory obligations, including but not limited to: (i) network data processors shall, in accordance with the provisions of laws and administrative regulations and the mandatory requirements of national standards, and on the basis of classified protection of cyber security, strengthen the protection of network data security, establish and perfect the system of network data security management, and take technical measures such as encryption, backup, access control and security authentication as well as other necessary measures to protect network data from being falsified, destroyed, divulged or illegally acquired or used, dispose of network data security incidents, prevent illegal and criminal activities aiming at and using network data, and assume primary responsibility for the security of the network data processed by them; and (ii) data processors processing personal information of more than 10 million users shall specify the person in charge of network data security and the management body for network data security.

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

Furthermore, the PRC government authorities have taken steps to limit the method and manner that the internet companies may apply when using the algorithms. For instance, the CAC, together with eight other government authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithms for Internet Information Services on September 17, 2021, which provide that daily monitoring of data use, application scenarios, and effects of algorithms must be carried out by the regulators, and the regulators should conduct security assessments of algorithms. The guidelines also provide that an algorithm filing system should be established, and classified security management of algorithms should be promoted. In addition, on December 31, 2021, the CAC, the PRC Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, and the PRC State Administration for Market Regulation, or the SAMR, promulgated the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which took effect on March 1, 2022. This regulation stipulates that algorithm-based recommendation service providers should inform users of their provision of algorithm-based recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm-based recommendation services in an appropriate manner. Although our current operations are in compliance in material respects with the algorithm-based recommendation rules, we cannot assure you that our content operations will continue to be in compliance with the algorithm-based recommendation rules in all respects. If our content operations are forced to change in a way to ensure full compliance with the algorithm-based recommendation rules, our ability to enhance the quality of content in the Zhihu community may be adversely affected.

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

In recent years, we continued to advance our technological development through internal initiatives, highlighted by the explorations on generative AI. In 2023, we launched our first Large Language Model, Zhihaitu AI, which has received regulatory registration in November 2023. Thereafter, we have geared more towards exploring in AI application-layer scenarios. In June 2024, we launched AI search product, Zhihu Zhida, providing all users with a superior and faster experience in querying, searching, generating and summarizing results on the PC platform. User visits to Zhihu Zhida have increased rapidly, and we also introduced the “professional Search” feature, which represents a meaningful step forward in building our differentiated approach in exploring deeper, specialized scenarios. We have been making significant investments in generative AI, especially in AI application scenarios designed to empower our diverse, professional, and reliable community. However, generative AI and the relevant technologies are in early stages of development, and there is no demonstrated commercial business model for these technologies. Similar to many other disruptive innovations, AI presents risk and challenges that could negatively affect our business. Our Zhihaitu AI or other models may not effectively recommend content or improve the efficiency of the search function for users as expected. Content created with the assistance of generative AI may not be well-received by our users. Negative publicity or perception on AI practices by us or others could impair the acceptance of our AI technologies. As such, we cannot guarantee that our investments in generative AI could enhance the efficiency and improve the experience of our community or yield commercially successful results.

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

We adopted an equity incentive plan in 2012 and a share incentive plan in 2022. The equity incentive plan adopted in 2012 expired in 2022. For the years ended December 31, 2022, 2023, and 2024, we recorded RMB373.9 million, RMB164.7 million, and RMB59.3 million (US$8.1 million), respectively, in share-based compensation expenses. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are presently involved in and expect to continue to be subject to legal or administrative actions for defamation, negligence, copyright and trademark infringement, unfair competition, breach of service terms, or other purported injuries resulting from the Zhihu content and the nature of our services. Such legal and administrative actions, with or without merits, may be expensive and time-consuming, may result in significant diversion of resources and management attention from our business operations, and may adversely affect our brand and reputation. As of the date of this annual report, we are not subject to any material claims or allegations relating to intellectual property that will have material adverse effect to our business operations.

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

We are a public company in the United States and are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the New York Stock Exchange. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, as we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report which appears on page F-2 of this annual report on Form 20-F.

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

The post-COVID macroeconomic environment in China and elsewhere globally continues to face challenges, which may have a severe and prolonged negative impact on the Chinese and global economy, including potential reductions in the advertising budget of our merchants and brands and the spending power of our users. The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of or investments involving certain technologies and products (or voiced the intention to do so). For instance, on August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound FDI review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. The final rule took effect on January 2, 2025. The final rule targets investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the final rule, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The final rule excludes some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The final rule may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. As the final rule and its related legislative and regulatory framework are still relatively new, there remains uncertainty regarding their interpretation, potential amendments, and implementation by U.S. government authorities. Given our assessment of the final rule and our company’s actual business operations, we currently do not believe Zhihu Inc.would be defined as “covered foreign person” under the final rule, because we do not engage in a “covered activity” (as defined in the final rule) or otherwise meet the definition of “covered foreign person” provided in the final rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests, such U.S. persons may be prohibited to do so or may need to make a notification, as applicable pursuant to the final rule. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the final rule and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the final rule or the introduction of similar regulations. In addition, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

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

From time to time, we purchase short-term investments, which mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, mostly held in state-owned or reputable financial institutions in China and reputable international financial institutions outside of China. Our short-term investments amounted to RMB787.3 million, RMB1.8 billion, and RMB538.8 million (US$73.8 million) as of December 31, 2022, 2023, and 2024, respectively. The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, although we prudently manage our short-term investments portfolio and their respective term to ensure that they are readily convertible into cash from time to time in the event that there is a need for liquidity, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our investments in the future. If we incur such fair value losses, our liquidity, financial condition, results of operations, and prospects may be adversely affected.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as provision of commercial internet information services, internet culture activities, and internet audio-visual program services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication enterprise (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition), or the 2024 Negative List, which were issued on September 6, 2024 by the NDRC and the PRC Ministry of Commerce and became effective on November 1, 2024, and other applicable laws and regulations. In addition, foreign investors are prohibited from investing in enterprises engaging in internet culture activities except for music and providing internet audio-visual program services.

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

In the opinion of Global Law Office, our PRC legal counsel, (i) as of the date of this annual report, the ownership structures of our WFOEs and the VIEs in China do not violate any applicable and explicit PRC law and regulations currently in effect; (ii) subject to the risks as disclosed in “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders,” each agreement of the contractual arrangements between our WFOEs, the VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors’ rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of the PRC laws and policies thereto, and general equity principles; and (iii) each such agreement does not violate any applicable and explicit PRC law currently in effect. There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. The PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Thus, we cannot assure you that the PRC government will not ultimately take a view contrary to the opinion of Global Law Office. If we are found in violation of any PRC laws or regulations or if the contractual arrangements among our WFOEs, the VIEs, and their equity holders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Since PRC laws limit foreign equity ownership in certain businesses in China, such as provision of internet information services, internet culture activities, and internet audio-visual program services, we operate such businesses in China through the VIEs, in which we have no ownership interest and rely on a series of contractual arrangements with the VIEs and their respective equity holders to control and operate these businesses. Our revenue and cash flow from our such businesses are attributed to the VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to exercise our rights directly or indirectly as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the contractual arrangements, as a legal matter, if the VIEs or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these contractual arrangements or we experience significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over the assets owned by the VIEs. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list.” The Foreign Investment Law provides that foreign-invested entities operating in “restricted” industries will require market entry clearance and other approvals from applicable PRC government authorities. Pursuant to the 2024 Negative List, the value-added telecommunication services we provide fall within the restricted category. If our control over the VIEs through contractual arrangements is deemed as a foreign investment in the future, and any business of the VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may materially and adversely affect our business operations.

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

Pursuant to the 2024 Negative List, foreign investors are not allowed to hold more than 50% of the equity interests in any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage- forwarding, and call centers businesses. The 2024 Negative List also prohibits foreign investors from investing in internet audio-visual program services and internet culture activities with the exception of music. Even if the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests in value-added telecommunications enterprises, given the prohibition on foreign investment in internet audio-visual program services and internet cultural activities, we might still be unable to unwind the contractual arrangements to avoid becoming ineligible to operate our value-added telecommunication, internet audio-visual program, and internet culture activities businesses or suspending operations of these businesses. In the event that we become ineligible to operate, or are forced to suspend, these businesses, our business, financial condition, and results of operations could be materially and adversely affected.

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

The PRC laws, rules and regulations and their interpretation and enforcement may evolve quickly, which could have a material adverse effect on us.

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

On February 24, 2023, the CSRC, jointly with other government authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, which took effect on March 31, 2023. According to these provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent government authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving government authority. Furthermore, these provisions also provide that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

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

We cannot assure that any new rules or regulations promulgated in the future will not impose additional requirements on us. If the CSRC, CAC, or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals or complete filing procedures with them for our overseas offerings, we may be unable to obtain such approvals or complete such filing procedures in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report.

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

For a qualified “high and new technology enterprise,” the applicable enterprise income tax rate is 15%. For a qualified “small low-profit enterprise,” the applicable enterprise income tax rate is 20%. Each of Zhizhe Sihai, Beijing Qingzhong Education Technology Co., Ltd. and Shanghai Zhishi, a subsidiary of our company, was certified as a “high and new technology enterprise,” and some of our PRC subsidiaries were qualified as “small low-profit enterprises” under the PRC laws and regulations. If these entities fail to maintain their respective qualification under the PRC laws and regulations, their applicable enterprise income tax rates may increase to up to 25%, which could materially and adversely affect our financial condition.

PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may transfer funds to our PRC subsidiaries or finance our PRC subsidiaries by means of shareholders’ loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed a statutory limit, and shall be filed with the PRC State Administration of Foreign Exchange or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered with the SAMR or its local counterparts, and filed with the Ministry of Commerce or its local counterparts.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. The availability and effectiveness of these hedging options may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may materially and adversely affect your investment.

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

As of March 31, 2025, Mr. Yuan Zhou beneficially owned 21,407,800 Class A ordinary shares and 15,446,778 Class B ordinary shares, representing 43.8% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

Based upon the nature and composition of our income and assets, and the market price of the ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of the ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

In September 2021, we gained control over Shanghai Pinzhi by entering into a series of contractual arrangements through Shanghai Zhishi with Shanghai Pinzhi and its shareholders. In November 2021, we gained control over Shanghai Biban Network Technology Co., Ltd., or Shanghai Biban, and its subsidiaries by entering into a series of contractual arrangements through Shanghai Paya Information Technology Co., Ltd. with Shanghai Biban and its shareholders; in June 2024, the shareholders of Shanghai Biban transferred all shares in Shanghai Biban to a subsidiary that is wholly owned by Wuhan Xinyue through its subsidiaries, and such contractual arrangements were terminated accordingly.

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

In 2024, we conducted all cash tender offers and repurchased 33,016,016 Class A ordinary shares (including 19,877,118 Class A ordinary shares in the form of 6,625,706 ADSs) on the New York Stock Exchange and the Hong Kong Stock Exchange for an aggregate consideration of HK$300,775,906.

Our principal executive offices are located at 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China. Our telephone number at this address is +86 (10) 8271-6603. Our registered office in the Cayman Islands is located at offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our website is http://www.zhihu.com. The information on our websites should not be deemed to be part of this annual report.

B.Business Overview

Overview

Zhihu is an iconic online content community where people come to find solutions, make decisions, seek inspiration, and have fun. On Zhihu, our users explore and enjoy content that broadens horizons, provides solutions, and resonates with minds, ranging from daily life choices such as purchasing a television or a mobile phone, choosing an inspirational holiday hide-away, a puzzle book, or a reality show, to sophisticated knowledge or unique experience such as learning about the latest generative AI technology or discussing about the research topics of Nobel Prize laureates. Our content also addresses life decisions such as selecting a college or a good exam preparation program, making career choices, managing a relationship, or expecting a baby. A full spectrum of high-quality content on Zhihu appeals to an ever-growing user base and content creators, who have come to Zhihu to share their knowledge, experience, and insights. Zhihu goes beyond that first question and brings people together through their commonality.

Since we launched our business in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. Alongside our development, we have formed a content-centric business model, which continues to evolve. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. In 2024, Zhihu had 83.0 million average MAUs and 15.0 million average monthly subscribing members. As of December 31, 2024, Zhihu had 77.7 million cumulative content creators, who had contributed 874.6 million cumulative pieces of content covering over 1,000 verticals. We continue to leverage our content-centric business model and launched new monetization channels such as vocational training programs. However, we believe that we are still at an early stage of monetization with significant runway for growth across multiple monetization channels.

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

Our Progress in AI

In 2024, we made significant strides in exploration of AI through internal initiatives and deeper integration with Zhihu community, recognizing and harnessing its potential to unlock opportunities for our long-term growth. With our long-term vision remaining focused on building a diverse, professional, and trustworthy community, we have been investing in AI applications that support these goals while also exploring opportunities beyond our own platform.

A prime example is Zhihu Zhida, where this AI search solution, after a year of development, has evolved into a trusted and reliable tool for users. In March 2024, we launched a trial version of our AI-powered search feature, quickly earning positive feedbacks from our users. In June, we officially introduced Zhihu Zhida, enhancing the user experience on querying, searching, and summarizing on the PC platform, followed by a Zhida tab launched on the Zhihu app in late August which further improved accessibility and functionality for users on mobile devices. In October, we launched the “Professional Search” feature within Zhihu Zhida (知乎直答), designed to meet the needs of academic researchers and professionals. This feature integrated over 50 million Chinese and English academic articles from licensed academic database, and it supports file uploads and advanced document processing, providing indepth reading and specialized Q&A tools for academic and professional use.

Furthermore, we have been accelerating the AI application to further enhance our operating efficiency across every aspect of our businesses. For example, AI has enabled us to achieve more efficient community content identification and content moderation, growth and enhanced profitability in paid membership promotions, and improved sales and service efficiency in our vocational training business.

As a leading content-centric community, Zhihu serves as a landing platform where professionals engage in the internet’s most extensive and in-depth discussions on AI-related topics. Our community of creators includes many leading entrepreneurs and industry pioneers who engage in multi-dimensional, professional, and thorough discussions. As of the end of 2024, both the amount of AI-related content and the number of creators in our community have surged with double-digit year-over-year growth. Earlier in 2025, we were thrilled to be selected by DeepSeek as the exclusive Chinese content platform to release the latest details and cost-benefit analysis of their latest open-source models. Going forward, we will continue to invest in AI technology at the application layer. As we remain dedicated to deepening the community trustworthiness, our advancements in AI enable us to enhance operating efficiency across our existing businesses and to unlock emerging potential beyond the Zhihu community.

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

Content Offerings

We are a UGC-based online content community. In essence, the Zhihu community is a dynamic network of real experts who continuously share knowledge, experiences, and insights.. Zhihu’s content is presented in diversified forms and features such as Q&As, articles, videos, live streaming, and groups. Our community had 874.6 million cumulative pieces of content as of December 31, 2024. Our comprehensive content covers more than 1,000 verticals. Popular categories include career development, science and engineering, art, consumer digital, movies and short stories, business and finance, mother and baby care, lifestyle and fashion, sports, and games, among others. Various distribution channels are available for users to effectively and efficiently explore the Zhihu content, such as feeds, searches, trending topics, and follows. As a comprehensive online content community, we seek to maintain a diverse portfolio of content offerings. To that end, we have deepened penetration in our cornerstone verticals through various means, such as inspiring content creators to engage with in-depth content generated by professional users.

Zhihu’s content originated from a Q&A format, as we believe that Q&A is an intuitive and efficient way to inspire and facilitate discovery, learning, discussion, and engagement. A question may begin trending immediately, attracting a string of answers of different lengths, styles, and perspectives. A question may also remain relevant and accumulate answers over a long period of time, reflecting the timeless value of such content. As we accumulate experience in comprehending content through understanding users and content creators through our TopicRank algorithms, we are able to effectively facilitate creation of high-quality content and its distribution to users for consumption. In addition to Q&As, Zhihu’s content can be contributed in the form of articles to facilitate more focused discussions in particular fields and to build systematic knowledge graphs. Users can also form and join groups to explore their commonality.

Aside from the Zhihu content available to all users, we offer a paid Yan Selection membership program where we curate premium content for our subscribing members. Our premium content primarily consists of works contributed by professional or experienced content creators and high-quality works licensed by third parties. As of December 31, 2024, the Yan Selection membership program offers access to millions of premium content items, such as fictional stories and novels, other books and magazines, live and recorded lectures, and audio books, serving a wide range of users who consume content for pleasure or for acquiring knowledge and skills, as well as those searching for credible references. Our continuous expansion of premium content offerings aims to unlock commercialization potential and benefit a broader audience. In May 2023, we officially launched Yanyan Story, an app dedicated to boutique short-form stories for subscribing members who prefer a dedicated and immersive reading experience. We are also diligently expanding other premium content offerings to satisfy the demands of our expanding subscriber base, which incentivizes further growth of our subscribing members, strengthens our trustworthy brand image, and effectively contributes to the growth in paid membership revenue.

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

Through years of relentless work in enhancing user experience, we have come to understand that users love Zhihu’s content for its ability to broaden horizons, provide solutions, and resonate with minds. We continuously refine this deepened understanding through insights from our operations and technology teams. Leveraging technology, we optimize content operation and reassessment. We remain committed to utilizing our technological capabilities, including artificial intelligence, natural language processing, and machine learning to optimize our daily content operations. In particular, we are actively leveraging the latest AI capabilities to evolve our TopicRank algorithms, enabling it to better identify and evaluate our content, to provide our users with a better content consumption experience.

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

Content Creators

The Zhihu brand has inspired our users to become active contributors and content creators. As a UGC-based online content community, we take pride in the 77.7 million cumulative content creators who have collectively contributed 874.6 million cumulative pieces of content, including 654.8 million cumulative Q&As, to our community as of December 31, 2024. Our users and content creators complement each other in our content ecosystem, sharing their collective intelligence to create a marketplace of answers. We strive to empower them to generate high-quality content and foster content diversity. Through our efforts in discovering, developing, and supporting content creators, we help realize and unlock the potential of each content creator, regardless of their background or field of specialty. This approach enables us to convert more users into content creators.

We understand and support the different needs of content creators at different stages. Our Q&A format serves as a catalyst for creativity, encouraging users to become content creators in the Zhihu community by contributing their first piece of content. Our technology can help content creators select the right topics tailored to their interest and expertise. For example, our AI-powered question routing system distributes questions suitable for entry-level content creators, gradually advancing in complexity as content creators become more experienced. In addition, we provide ongoing support and guidance to content creators to encourage the frequency of content creation, including rewarding them financially for their creative works through various channels, such as income for creation of quality commercial and premium content, commissions from Recommended Goodies, and other initiatives. In April 2023, we upgraded our professional creator identification recognition function to indicate verified professional identity of our content creators. Furthermore, we launched our upgraded Haiyan Plan 6.0 March 2024, which centers around professional users with profile verified, motivating them with greater weights to expand their influence within the community and with highly efficient tools for realizing their monetization potential.

Zhihu Users

We have a large, vibrant, and growing user base. We had average MAUs of 101.3 million, 105.3 million, and 83.0 million in 2022, 2023, and 2024, respectively. The decrease of average MAUs in 2024 was consistent with our expectations, as we reduced spending on community-related user acquisition and shifted to prioritizing user experience and adopting a more organic approach to drive user growth. However, engagement among our monthly active users increased, core user retention sustained its growth momentum, and daily active user time spent also increased significantly. Our user base is also young and diverse. As of December 31, 2024, over 73.8% of our active users were under 30, and female users accounted for 59.4% of our total number of active users in December 2024. We aim to continue to expand and further diversify our user base and serve a broader set of internet users.

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

Our online advertising services help merchants and brands deliver advertisements effectively to their targeted audience. Our customers are generally attracted by our expanding user base, high-quality user profiles, and the content generated in our community. They typically select target audiences based on user profiles and review performance indices instead of specifying target content categories or monitoring other similar metrics. Our online advertising services primarily include launch-screen and feed advertisements. Advertisements can be placed in various areas on our Zhihu app and website in diverse formats. Merchants and brands can place display-based or performance-based advertisements. We charge these advertisements by the cost-per-mille model, the cost-per-click model and the cost-per-day model. The pricing of our advertising is determined based on our internally-set price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of customers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on the marked price for our advertising services.

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

We are continuing to enhance the effectiveness of our marketing services based on more accurate distribution to users and enhanced digital experience powered by technology with more diverse marketing service offerings. In 2024, we proactively scaled back certain content commerce solutions services distribution that we considered less effective. At the same time, we actively leveraged AI capabilities to upgrade our existing products and integrate them more closely with content from our content creators and integrated with the broader community. We believe this will not only enhance the long-term monetization potential of our marketing services, but also help maintain a better balance between our commercial and content ecosystems.

Paid Membership

Our Yan Selection membership program provides our subscribing members with access to our premium content library, serving a wide range of users who consume content for pleasure or acquiring knowledge and skills, as well as those who seek credible references. We offer subscription plans for our Yan Selection membership and offer trials to attract more members. Our subscription plans are generally offered for monthly, quarterly, and annual membership services. In comparison to freely accessible content, our premium content available through the paid membership subscription program primarily consists of content generated by content creators on our platform, some of whom are professionals, and user-generated content licensed from third parties on a compensated basis. Specifically, these third parties primarily include professional or experienced content creators who provide commissioned works and copyright holders that grant us licenses for specific copyrighted works. We also offer an on-demand access option to our content library to supplement our Yan Selection membership program. In 2024, we had an average of 15.0 million monthly subscribing members, increased by 3.7% from 14.5 million in 2023. We expect to expand our paid membership services by continually enhancing the quality of our premium content, including professionally generated and professional user-generated content, while diversifying the spectrum of our premium content library.

Vocational Training

We launched our vocational training service in 2020. We offer a diverse course portfolio primarily focusing on professional qualification exams and other vocational education, which is a valuable supplement to our content offerings. In 2024, we generated RMB468.1 million (US$64.1 million) in revenues from our vocational training services.

We utilize our existing technological infrastructure, including our content distribution engine, customer relationship management, data management platform, and transaction system, to advance the development of our vocational training services. We attract users by creating and distributing content that stimulates users’ interest in topics that relate to our courses and that encourages users to purchase such courses. In addition to our proprietary vocational training business, we also conduct strategic acquisitions to strengthen our content supply. Since 2021, we have enriched the content supply for our vocational training services through acquisitions of equity interests in companies that provide certain vocational training courses. Overall, our vocational skill and interest courses have been particularly popular, such as AGI and film post-production, and have also shown stronger profit margins. In 2024, we strategically streamlined our portfolio to concentrate on high-performing categories in which we demonstrate a competitive edge.

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

Our research and development team are comprised of highly qualified employees, substantially all of whom held Bachelor’s or higher degrees as of December 31, 2024. We plan to continue to invest in technology and innovation to enhance user and customer experience.

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

To date, we have not been subject to any material fines or other material penalties due to non-compliance with data privacy and security laws or regulations. Based on the foregoing, Global Law Office, our PRC legal counsel, is of the view that we are in compliance with currently applicable PRC data privacy and cybersecurity laws and regulations that may have a material adverse effect on our business, financial condition, or results of operations in all material respects as of the date of this annual report.

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2025, we had 89 registered patents, 4 pending patent registration applications, 1,255 registered trademarks, 44 pending trademark registration applications, registered copyrights to 63 pieces of software, and 26 domain names (including zhihu.com). As of the date of this annual report, we are not subject to any material claims or allegations relating to intellectual property that will have material adverse effect to our business operations.

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

As a subcategory of the value-added telecommunications services, internet information services are regulated by the Administrative Measures on Internet Information Services, which were promulgated by the State Council on September 25, 2000 and last amended on December 6, 2024 and became effective on January 20, 2025. Internet information services are defined as “services that provide information to online users through the internet.” The Administrative Measures on Internet Information Services classifies internet information services into non-commercial internet information services and commercial internet information services. Commercial internet information service providers must obtain an ICP License from appropriate telecommunications authorities. An ICP License has a term of five years and can be renewed within 90 days prior to its expiration, according to the Administrative Measures for Telecommunications Businesses Operating Licensing, which were promulgated by the MIIT on March 1, 2009, were most recently amended on July 3, 2017, and became effective on September 1, 2017.

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

The 2024 Negative List was promulgated by the NDRC and the Ministry of Commerce jointly on September 6, 2024 and became effective on November 1, 2024, to supersede the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version). According to this list, the proportion of foreign investments in an entity engaging in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers) shall not exceed 50%.

On April 8, 2024, the MIIT issued Notice No. 107 to launch pilot programs in Beijing, Shanghai, Hainan, and Shenzhen, removing foreign investment limits for value-added telecommunications business like internet data centers (IDC), content delivery networks (CDN), internet Access Services (ISP), online data processing and information release platforms and delivery services (excluding internet news, online publishing, audiovisual, and cultural operations). However, these pilot measures are limited to the specified regions and are not universally applicable.

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

On June 12, 2024, the CAC and other three authorities jointly promulgated the Provisions on Governance of Cyber Violence Information, which came into effect on August 1, 2024, regulating activities related to cyber violence information within the PRC. Internet information service providers are given primary responsibility for managing Internet content and establishing, maintaining, and continually improving mechanisms for restricting cyberviolence information.

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

On April 13, 2005, the State Council promulgated Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, including the Ministry of Culture, State Administration of Radio, Film and Television, the General Administration of Press and Publications, the NDRC, and the Ministry of Commerce, jointly adopted Opinions on Introducing Foreign Investments to the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are generally not allowed to conduct the business of transmitting audio-visual programs via information network. In addition, internet cultural business, except for music, remains a prohibited area for foreign investment on the 2024 Negative List.

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

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation, which became effective on March 1, 2022. According to these provisions, algorithmic recommendation service providers must (i) fulfill the responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, and emergency response to security incidents, and (iii) formulate and publish rules governing algorithmic recommendation related service. In addition, algorithmic recommendation services provider should not use the services to (i) carry out any illegal activity which may endanger national security and social public interest, disturb economic order and social order, or infringe third parties’ legal interest, (ii) spread any information prohibited by laws or regulations, or (iii) take advantage of algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their legal services. Providers of algorithmic recommendation services that possess public opinion attributes or social mobilization capabilities must complete the filing with the CAC’s filing system within ten business days after launching their services.

On November 25, 2022, the CAC, the MIIT, and the Ministry of Public Security jointly promulgated the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. These provisions define deep synthesis technology as any technology that employs deep learning, virtual reality, or other generative or synthetic algorithms to create text, images, audio, video, virtual scenes, or other forms of network information. The provisions highlight that providers of deep synthesis services, who are the main entities responsible for information security, must not use these services to engage in activities that are forbidden by laws and regulations. Should the CAC and other relevant government authorities detect that a deep synthesis service poses a significant information security risk, they have the authority to demand that the service providers and technical supporters suspend information updates, user account registrations, or other related services in accordance with their responsibilities and applicable laws. The service providers and technical supporters are required to take corrective actions to eliminate potential hazards. Violations of these provisions will result in punishments as stipulated by relevant laws and regulations. If the actions of the deep synthesis service providers and/or technical supporters violate public security administration regulations, they will be subject to penalties under the relevant public security laws. In cases where the actions constitute a crime, the service providers and/or technical supporters will be held criminally liable.

On March 7, 2025, the CAC and three other Chinese government authorities jointly promulgated the Measures for Identification of AI Generated Synthetic Contents, which will be effective on September 1, 2025. These measures outline that the identification of AI-generated synthetic contents comprises explicit and implicit identifications. Explicit identifications are those added to the synthetic contents or interactive interfaces, presented in forms such as text, sound, or graphics, and are clearly perceptible to users. Implicit identifications, on the other hand, are added to the file data of synthetic contents through technical means and are not easily detected by users. When the services provided by service providers involve intelligent dialogue, writing, voice synthesis, face generation, immersive scene creation, or other deep synthesis services that generate or significantly alter information content in a way that may cause public confusion or misidentification, explicit identifications must be incorporated into the synthetic contents. Service providers are also required to embed implicit identifications within the metadata of synthetic content documents, which should include details such as the attributes of the synthetic contents, the name or code of the service provider, content serial numbers, and other production-related information. Additionally, service providers are encouraged to utilize forms like digital watermarks to embed implicit identifications into the synthetic contents.

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

We have completed the necessary security assessment and algorithm filing in accordance with the Administrative Provisions on Internet Information Service Algorithm-Based Recommendation and other applicable laws and regulations.

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

On February 25, 2023, the SAMR promulgated the Measures for the Administration of Internet Advertising, which took effect on May 1, 2023. The Measures for the Administration of Internet Advertising Administration regulate any advertisement published on the internet, including but not limited to, those on websites, webpage, and Apps, in the forms of text, picture, audio and video. The measures strengthen the management of pop-up advertisements, link advertisements, and advertorials, among others. The measures stipulate that the promotion of commodities or services in the form of paid listing on the internet must be conspicuously identified as an advertisement. Moreover, they require advertisers, operators, and publishers of internet advertisements containing links to examine the content directed by the next-level link. In addition, internet platform operators are obliged to cooperate with advertising monitoring, assist in supervision, and provide statistical data.

On August 22, 2024, the SAMR published the Regulatory Enforcement Guidelines on the Identifiability of Internet Advertisements. The guidelines require commercial advertisements released through internet media be identifiable by consumers as advertisements and distinguished by consumers from other non-advertising information without misunderstanding. Internet advertisement publishers may enhance the identifiability of internet advertisements through text annotation or voice prompts, both of which should clearly indicate the advertisement as “advertisement” and should be responsible for internet advertisements without if such internet advertisements is not identifiable as advertisements.

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

On September 24, 2024, the State Council published the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provide that data processors conducting the data processing activities that affect or may affect national security shall apply for cybersecurity review in accordance with the relevant laws and regulations. The Data Security Regulations subject network data processors to certain statutory obligations, including but not limited to: (i) network data processors shall, in accordance with the provisions of laws and administrative regulations and the mandatory requirements of national standards, and on the basis of classified protection of cyber security, strengthen the protection of network data security, establish and perfect the system of network data security management, and take technical measures such as encryption, backup, access control and security authentication as well as other necessary measures to protect network data from being falsified, destroyed, divulged or illegally acquired or used, dispose of network data security incidents, prevent illegal and criminal activities aiming at and using network data, and assume primary responsibility for the security of the network data processed by them; and (ii) data processors processing personal information of more than 10 million users shall specify the person in charge of network data security and the management body for network data security.

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

On November 28, 2019, the CAC, MIIT, the Ministry of Public Security and the SAMR jointly issued the Measures to Identify Illegal Collection and Usage of Personal Information by Apps, which list six types of illegal collection and usage of personal information, including “not publishing rules on the collection and usage of personal information” and “not providing privacy rules.”

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

According to the Measures for the Administration of Cyber Performance Business Operations, which were promulgated by the Ministry of Culture on December 2, 2016 and became effective on January 1, 2017, a cyber-performance business entity engaging in cyber performance business operations shall, in accordance with the Interim Administrative Provisions on Internet Culture, submit an application to the cultural administrative department at the provincial level for an Internet Cultural Business License, and the license shall specify the scope of its cyber performance. A cyber-performance business entity shall indicate the number of its Internet Cultural Business License in a conspicuous position on its homepage. According to the 2024 Negative List, foreign investors are prohibited from investing in an entity holding an Internet Cultural Business License (except for music). Consequently, foreign investors are prohibited from investing in businesses that carry out and operate the short video and live streaming and online game via platform(s), as these businesses are deemed as businesses subject to foreign-investment prohibition by virtue of the platform’s need to obtain an Internet Cultural Business License (except for music).

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

According to the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting issued by CAC, Office of the National “Anti-pornography and Anti-illegal” Working Group, the MIIT, the Ministry of Public Security, the Ministry of Culture and Tourism, the SAMR and National Radio and Television Administration on February 9, 2021, live streaming platforms that carry out business- oriented network performance activities must hold the Internet Cultural Business License and carry out an ICP filing; live streaming platforms that carry out internet audio-visual program services must hold the Audio-Visual Permit (or complete the registration in the national internet audio-visual platforms information registration and management system) and carry out an ICP filing; live streaming platforms that carry internet news information service must hold internet news information service license. Live streaming platforms shall file with local cyberspace administration office in a timely manner and shall cancel its filing immediately after it ceases to provide live streaming services.

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

Regulations Relating to Companies

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated on December 29, 1993 and last amended on December 29, 2023. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The PRC Company Law is also applicable to foreign-invested limited liability companies. However, if other laws regarding foreign investment have established different provisions, these laws shall prevail. The latest amendment of the PRC Company Law will become effective on July 1, 2024. The amendment mainly improves the establishment and exit mechanism of companies, optimizes the organizational structure of companies, specifies shareholder rights, enhances the capital system of companies, and increases the responsibilities of controlling shareholders and management personnel. The amendment imposes a more stringent timeline on capital contributions, requiring the shareholders of a PRC company to pay their subscribed capital within five years from the establishment of the company. In addition, on July 1, 2024, the State Council of the PRC issued the Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such provisions, there should be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the amended PRC Company Law exceeds the period prescribed under the Amended PRC Company Law, such company should make an adjustment within the foregoing interim period to meet the requirements under the Amended PRC Company Law. As such, we may need to fulfill capital contribution obligations to our subsidiaries or provide financial support to the nominee shareholders of the VIEs within a much shorter time frame than we are currently required.

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

On September 6, 2024, the Ministry of Commerce and the NDRC released the 2024 Negative List effective on November 1, 2024, to replace the previous Negative List. On October 26, 2022, the Ministry of Commerce and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version) effective on January 1, 2023, to replace the previous Encouraging Catalog.

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

On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, if a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

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

Regulations Relating to Tax

Enterprise Income Tax

The PRC Enterprise Income Tax Law and the Regulations for the Implementation of the Law on Enterprise Income Tax, or collectively, the EIT Laws, were promulgated on March 16, 2007 and December 6, 2007, respectively and were most recently amended on December 29, 2018 and December 6, 2024, respectively. According to the EIT Laws, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within China. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the EIT Laws and the implementing regulations, a uniform rate for enterprise income tax, or EIT, of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment institutions or premises in China but there is no actual relationship between the income derived in China and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside China.

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

On December 25, 2024, the prevailing VAT regulations were enacted into the Value-Added Tax Law of the People’s Republic of China, which will come into effect on January 1, 2026. In terms of VAT rates, the existing rates of 13%, 9% and 6% remain unchanged.

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

On March 10, 2023, the SAMR further issued multiple regulations ancillary to the PRC Anti-Monopoly Law, namely, the Measures for Examination of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions, and the Provisions on Curbing the Abuse of Administrative Power to Exclude or Restrict Competition. All of these regulations took effect on April 15, 2023. In addition, the SAMR issued Guidelines for Review of Horizontal Concentration of Undertakings on December 10, 2024, which took effect on the same day. These regulations have, among other things, elaborated the specific requirements under the PRC Anti-Monopoly Law, optimized the regulatory and enforcement procedures and imposed more stringent legal responsibilities on the relevant parties. Specifically, the Measures for Examination of Concentration of Undertakings have clarified the factors to be considered for the recognition of “control” and “implementation of concentration” under the review mechanism of concentration of undertakings, and elaborated the implementation rules regarding the suspension of review. According to the Measures for Examination of Concentration of Undertakings, if a concentration of undertakings does not meet the threshold for declaration, but there is evidence suggesting that it has or may have the effect of excluding or limiting competition, the SAMR may order the involved operators to file the concentration of undertakings.

On May 6, 2024, the SAMR promulgated the Interim Provisions on Anti-Unfair Competition on the Internet, which took effect on September 1, 2024. These provisions aim to strengthen the supervision of unfair competition in the Internet sector by prohibiting operators from using technical means to impede or disrupt the normal operation of legally provided internet products or services. The provisions also impose specific obligations on platform operators, including (i) refraining from imposing unreasonable restrictions or conditions on business operators using the platform through service agreements, transaction rules, or other means and (ii) taking necessary and timely measures to address unfair competition activities occurring on the platform, maintaining relevant records, and reporting to the authorities as required.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs as of the date of this annual report.

Notes:

(1)	Yuan Zhou and Dahai Li, our director, each holds 98.941% and 0.059% of the equity interests in Zhizhe Tianxia, respectively, and Beijing Radio and Television Station, a third-party minority shareholder, holds 1% of the equity interests in Zhizhe Tianxia.
(2)	Yuan Zhou and Rongle Zhang, our employee, each holds 99.0% and 1.0% of the equity interests in Wuhan Xinyue, one of the VIEs. Wuhan Xinyue and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Wuhan Bofeng. Wuhan Xinyue owns, through its subsidiaries, 55% equity interests in Shanghai Pinzhi. Shanghai Pinzhi and its shareholders entered into a series of contractual arrangements with our PRC subsidiary Shanghai Zhishi. Wuhan Xinyue also wholly owns Nanjing Zhizhu Technology Co., Ltd., which wholly owns Wuhan Zhibo Wenshuo Technology Co., Ltd.

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Zhihu Inc. is an exempted company with limited liability established in the Cayman Islands. To comply with PRC laws and regulations, we conduct certain of our businesses in China through Zhizhe Tianxia, Shanghai Pinzhi, and Wuhan Xinyue, the VIEs, based on a series of contractual arrangements by and among our WFOEs, the VIEs, and their shareholders.

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

In 2024, we exercised the redemption right in connection with our investment arrangements with Shanghai Pinzhi to require Shanghai Pinzhi and its founders to repurchase our shareholding interest, as its performance did not meet certain criteria. The parties are currently resolving the pending disputes and litigations, and we may terminate the contractual arrangements with Shanghai Pinzhi and its subsidiaries if the disputes are settled.

Wuhan Xinyue entered into an exclusive option agreement with Wuhan Bofeng on July 31, 2023, the principal terms of which are substantially the same as those under the Zhizhe Tianxia exclusive option agreement as set out above.

D.Property, Plants and Equipment

Our principal place of business is located in Beijing, China. As of March 31, 2025, we had 12 leases in effect for properties in Beijing and other cities in China with an aggregate gross floor area of over 22,150 square meters. These leases vary in duration from approximately 3 to 40 months.

Our leased properties in China serve as our offices and data centers. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations.

As of March 31, 2025, one landlord of our leased properties in China had not provided us with valid title certificates or relevant authorization documents evidencing their rights to lease the properties to us. Consequently, if this lease is terminated as a result of challenges by third parties, we may not be able to continue to use the leased property. We believe that alternative premises are available at reasonable market rates if we were forced to relocate our premises which lack valid title certificates.

Pursuant to the applicable PRC laws and regulations, property lease contracts must be registered with the local branches of the PRC Ministry of Housing and Urban Development. As of March 31, 2025, we had completed lease registration of one property, but not others, among the properties we leased in China, primarily due to the difficulty of procuring the landlords’ cooperation to register such leases. Our landlords will need to cooperate for the registration of such leases. Our PRC legal counsel has advised us that the lack of registration for the lease contracts will not affect the validity of such lease contracts under PRC law, and has also advised us that a maximum penalty of RMB10,000 may be imposed for each incident of noncompliance of lease registration requirements.

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

A.Operating Results

Since we launched our business in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. Our average MAUs were 105.3 million in 2023 and 83.0 million in 2024. Our average monthly subscribing members were 14.5 million in 2023 and 15.0 million in 2024. As of December 31, 2024, Zhihu had 77.7 million cumulative content creators, who had contributed 874.6 million cumulative pieces of content covering over 1,000 verticals. We continue to launch new monetization channels such as offering vocational training. We believe that we are still in an early stage of monetization with significant potential for growth across multiple monetization channels.

Our revenues increased from RMB3.6 billion in 2022 to RMB4.2 billion in 2023 and decreased to RMB3.6 billion (US$0.5 billion) in 2024. Our gross profit increased from RMB1.8 billion in 2022 to RMB2.3 billion in 2023 and decreased to RMB2.2 billion (US$0.3 billion) in 2024. Our net loss was RMB1.6 billion in 2022, RMB839.5 million in 2023, and RMB169.0 million (US$23.1 million) in 2024. We had net operating cash outflows of RMB1.1 billion, RMB415.5 million, and RMB280.2 million (US$38.4 million) in 2022, 2023, and 2024, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following factors.

Our content offerings

As an online content community, the overall scale of our user base, level of user engagement, and content creation all depend on the breadth, depth, richness, and quality of our content offerings. As of December 31, 2024, our community had 874.6 million cumulative pieces of content, including 654.8 million cumulative Q&As. The ever-growing Zhihu content has expanded to include timely content covering trending events to satisfy the needs and improve the experience of our increasingly diverse user base. In addition, our constantly broadening content coverage and diverse content formats cater to our users’ continually evolving preferences. We have been deepening our content and adding new product categories to cover a wider spectrum of content consumption scenarios in our users’ daily lives. We will continue to motivate and support content creators to create more high-quality content. Furthermore, we have developed and will continue to develop utilities and incentives to facilitate the content creation process.

Our user base

Our business and revenue growth are supported by our ability to maintain a consistent and active user base. Our vibrant community helps us motivate content creators to produce more high-quality content, which further stimulates user interactions and spending. With the larger and more engaged user base, more content creators have emerged on Zhihu. We provide multiple channels for content creators to monetize their contributions in our community.

Our average MAUs was 101.3 million in 2022, 105.3 million in 2023, and 83.0 million in 2024. Benefiting from our large user base and comprehensive content offerings, we have created a vibrant community with increasing numbers of subscribing members and other customers. For example, our average monthly subscribing members increased significantly from 9.8 million in 2022 to 14.5 million in 2023, and further to 15.0 million in 2024. In addition, our large and engaged user base has attracted merchants and brands to our community and to pursue more effective branding and advertising.

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

We have consistently explored additional content-centric monetization channels and added new revenue streams. For example, we have launched our vocational training to expand our vertical service coverage and meet user demand. We plan to further expand the monetization of our content community and seek to further diversify our revenue streams.

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

We seek to continually optimize our expense structure. Our operating efficiency is significantly affected by our user acquisition strategy. In 2024. we reduced spending on community-related user acquisition, and shifted to prioritizing user experience and adopting a more organic approach to drive user growth. Moving forward, we will continue to enhance our brand recognition to achieve organic user acquisition and retention.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenue
Marketing services(1)	1,956,480	54.3	1,652,992	39.4	1,247,092	170,851	34.7
Paid membership	1,230,804	34.1	1,826,557	43.5	1,761,978	241,390	49.0
Vocational training	248,266	6.9	565,585	13.5	468,111	64,131	13.0
Others	169,369	4.7	153,755	3.6	121,724	16,676	3.3
Total	3,604,919	100.0	4,198,889	100.0	3,598,905	493,048	100.0

Notes:

(1)	Starting in 2023, we collectively reported the revenues generated from advertising and content-commerce solutions as “marketing services revenue” to better present our business and results of operations in line with our overall strategies. For comparison purposes, the breakdown of our revenues for the year ended December 31, 2022 have been retrospectively re-classified.

Marketing services. We generate revenue from marketing services, which primarily consist of advertising revenue and revenue from content-commerce solutions. We experienced a decline in our marketing services revenue in 2022, 2023 and 2024 primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Our customers are generally attracted by the consistent and active user base, high-quality user profiles, and the content generated in our community. They typically select target audience based on user profiles and review performance indices instead of specifying target content category or monitoring other similar metrics. We do not believe that we have concentration in terms of user profiles. The pricing of our advertising is determined based on our internally-set price guidelines that are updated from time to time. The guidelines generally take into consideration factors including, among other things, nature and type of customers, products and services to be marketed, prior relationships, level of comparable demands, and scale of orders, and are implemented based on the marked price for our advertising services.

Paid Membership. We generate substantially all of our paid membership revenue from Yan Selection membership fees. We officially launched our Yan Selection membership program in March 2019, and since then have continued to enhance the volume and quality of our premium content. Our average monthly subscribing members increased significantly from 9.8 million in 2022 to 14.5 million in 2023, and further to 15.0 million in 2024. The increase in average monthly subscribing members, both in absolute terms and as a percentage of average MAUs for the same period, reflects the wider acceptance of the paid membership among our community, demonstrating our content enhancements and refined user experience.

Vocational training. We offer various types of vocational trainings to further enhance our monetization channels. Our vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as contract liability. For vocational training business, revenue is recognized proportionately over the relevant period in which the training courses are delivered.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	906,224	25.1	1,033,878	24.6	707,710	96,956	19.7
Cloud service and bandwidth costs	403,442	11.2	280,045	6.7	195,248	26,749	5.4
Staff costs	206,633	5.7	248,678	5.9	218,873	29,985	6.1
Payment processing costs	136,778	3.8	198,199	4.7	168,151	23,037	4.7
Others	143,790	4.0	142,241	3.4	128,094	17,549	3.5
Total	1,796,867	49.8	1,903,041	45.3	1,418,076	194,276	39.4

Gross Profit and Gross Profit Margin

Our gross profit increased from RMB1.8 billion in 2022 to RMB2.3 billion in 2023, and decreased to RMB2.2 billion (US$0.3 billion) in 2024. Our gross profit margin was 50.2% in 2022, 54.7% in 2023, and 60.6% in 2024.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, (ii) research and development expenses, and (iii) general and administrative expenses.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	2,026,468	56.2	2,048,090	48.8	1,599,186	219,088	44.4
Research and development expenses	763,362	21.2	901,452	21.5	732,553	100,359	20.4
General and administrative expenses	621,973	17.2	418,531	9.9	330,173	45,234	9.2
Total	3,411,803	94.6	3,368,073	80.2	2,661,912	364,681	74.0

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

Enterprises that qualify as “high and new technology enterprises (“HNTEs”)” are entitled to a preferential rate of 15% for three years. Enterprises that qualify as “small low-profit enterprises” are entitled to a preferential rate of 20%. Specifically, during the period from January 1, 2023 to December 31, 2027, the portion of annual taxable income amount of a small low-profit enterprise not exceeding RMB1 million is computed at a reduced rate of 25% as taxable income amount, subject to an enterprise income tax rate of 20%. During the period from January 1, 2022 to December 31, 2027, the portion of annual taxable income amount of a small low-profit enterprise exceeding RMB1 million and not exceeding RMB3 million is computed at a reduced rate of 25% as taxable income amount, subject to an enterprise income tax rate of 20%.

Zhizhe Sihai and Beijing Qingzhong Education Technology Co., Ltd. were qualified as HNTEs and enjoyed a preferential tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. Shanghai Zhishi was qualified as HNTE and enjoyed a preferential tax rate of 15% for the year ended December 31 2024. Some of our subsidiaries were “small low-profit enterprises” under the PRC laws and regulations, and accordingly were eligible for a preferential tax rate of 20% in each of 2022, 2023, and 2024. Our other PRC entities were subject to enterprise income tax at a rate of 25% in 2022, 2023, and 2024. Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues	3,604,919	100.0	4,198,889	100.0	3,598,905	493,048	100.0
Cost of revenues	(1,796,867)	(49.8)	(1,903,041)	(45.3)	(1,418,076)	(194,276)	(39.4)
Gross profit	1,808,052	50.2	2,295,848	54.7	2,180,829	298,772	60.6
Selling and marketing expenses	(2,026,468)	(56.2)	(2,048,090)	(48.8)	(1,599,186)	(219,088)	(44.4)
Research and development expenses	(763,362)	(21.2)	(901,452)	(21.5)	(732,553)	(100,359)	(20.4)
General and administrative expenses	(621,973)	(17.3)	(418,531)	(9.9)	(330,173)	(45,234)	(9.2)
Total operating expenses	(3,411,803)	(94.6)	(3,368,073)	(80.2)	(2,661,912)	(364,681)	(74.0)
Loss from operations	(1,603,751)	(44.5)	(1,072,225)	(25.5)	(481,083)	(65,909)	(13.4)
Investment income	70,380	2.0	41,695	1.0	65,441	8,965	1.8
Interest income	68,104	1.9	158,671	3.7	114,964	15,750	3.2
Fair value change of financial instruments	(176,685)	(4.9)	(5,170)	(0.1)	78,405	10,741	2.2
Exchange gains	71,749	2.0	97	0.0	1,013	139	0.0
Others, net	5,983	0.2	49,236	1.2	42,902	5,878	1.2
Loss before income tax	(1,564,220)	(43.4)	(827,696)	(19.7)	(178,358)	(24,436)	(5.0)
Income tax (expenses)/benefits	(14,183)	(0.4)	(11,832)	(0.3)	9,391	1,287	0.3
Net loss	(1,578,403)	(43.8)	(839,528)	(20.0)	(168,967)	(23,149)	(4.7)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

	For the Year Ended December 31,
	2023	2024		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Revenues
Marketing services	1,652,992	1,247,092	170,851	(405,900)	(55,608)	(24.6)
Paid membership	1,826,557	1,761,978	241,390	(64,579)	(8,847)	(3.5)
Vocational training	565,585	468,111	64,131	(97,474)	(13,354)	(17.2)
Others	153,755	121,724	16,676	(32,031)	(4,388)	(20.8)
Total	4,198,889	3,598,905	493,048	(599,984)	(82,197)	(14.3)

Our revenues decreased by 14.3% from RMB4.2 billion in 2023 to RMB3.6 billion (US$0.5 billion) in 2024.

Marketing services. Marketing services revenue decreased by 24.6% from RMB1.7 billion in 2023 to RMB1.2 billion (US$170.9 million) in 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid Membership. Paid membership revenue decreased slightly by 3.5% from RMB1.83 billion in 2023 to RMB1.76 billion (US$241.4 million) in 2024, primarily due to a marginal decline in our average revenue per subscribing member.

Vocational training. Vocational training revenue decreased from RMB565.6 million in 2023 to RMB468.1 million (US$64.1 million) in 2024, primarily due to lower revenue contributions from our acquired businesses, partially offset by the growth of our self-operated course offerings.

Others. Other revenue decreased from RMB153.8 million in 2023 to RMB121.7 million (US$16.7 million) in 2024.

Cost of Revenues

	For the Year Ended December 31,
	2023	2024		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	1,033,878	707,710	96,956	(326,168)	(44,685)	(31.5)
Cloud services and bandwidth costs	280,045	195,248	26,749	(84,797)	(11,617)	(30.3)
Staff costs	248,678	218,873	29,985	(29,805)	(4,083)	(12.0)
Payment processing costs	198,199	168,151	23,037	(30,048)	(4,117)	(15.2)
Others	142,241	128,094	17,549	(14,147)	(1,938)	(9.9)
Total	1,903,041	1,418,076	194,276	(484,965)	(66,440)	(25.5)

Our cost of revenues decreased by 25.5% from RMB1.9 billion in 2023 to RMB1.4 billion (US$194.3 million) in 2024. The decrease was primarily attributable to reduced content and operating costs associated with the decline in our revenues and a decrease in cloud services and bandwidth costs resulting from our improved technological efficiency.

Gross Profit and Gross Profit Margin

	For the Year Ended December 31,
	2023	2024		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Gross profit	2,295,848	2,180,829	298,772	(115,019)	(15,758)	(5.0)

In 2023 and 2024, our gross profit was RMB2.3 billion and RMB2.2 billion (US$298.8 million), respectively, and our gross profit margin was 54.7% and 60.6%, respectively. The increase in gross profit margin was primarily due to monetization enhancements and improvements in our operating efficiency.

Operating Expenses

	For the Year Ended December 31,
	2023	2024		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	2,048,090	1,599,186	219,088	(448,904)	(61,500)	(21.9)
Research and development expenses	901,452	732,553	100,359	(168,899)	(23,139)	(18.7)
General and administrative expenses	418,531	330,173	45,234	(88,358)	(12,105)	(21.1)
Total	3,368,073	2,661,912	364,681	(706,161)	(96,744)	(21.0)

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 21.9% from RMB2,048.1 million in 2023 to RMB1,599.2 million (US$219.1 million) in 2024, primarily due to more disciplined promotional spending and a decrease in personnel-related expenses.

Research and Development Expenses. Our research and development expenses decreased by 18.7% from RMB901.5 million in 2023 to RMB732.6 million (US$100.4 million) in 2024, primarily due to more efficient spending on technology innovation and a decrease in personnel-related expenses.

General and Administrative Expenses. Our general and administrative expenses decreased by 21.1% from RMB418.5 million in 2023 to RMB330.2 million (US$45.2 million) in 2024, primarily due to lower share-based compensation expenses.

Loss from Operations

As a result of the foregoing, we had a loss from operations of RMB481.1 million (US$65.9 million) in 2024, narrowed by 55.1% from a loss from operations of RMB1.1 billion in 2023.

Investment Income

Our investment income increased from RMB41.7 million in 2023 to RMB65.4 million (US$9.0 million) in 2024, primarily due to an increase in the yield on short-term investment that we held for cash management purposes during 2024.

Interest Income

Our interest income decreased from RMB158.7 million in 2023 to RMB115.0 million (US$15.8 million) in 2024, primarily due to a decrease in term deposits during 2024.

Fair Value Change of Financial Instruments

We recorded a gain of RMB78.4 million (US$10.7 million) from fair value change of financial instruments in 2024, in comparison with a loss of RMB5.2 million on fair value change of financial instruments in 2023, which reflected the fair value change of contingent consideration payables for our acquisitions.

Exchange Gains

We had exchange gains of RMB1.0 million (US$139 thousand) in 2024, in comparison with exchange gains of RMB97 thousand in 2023, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Others, Net

We had net other gains of RMB42.9 million (US$5.9 million) in 2024, in comparison with net other gains of RMB49.2 million in 2023, primarily due to a decrease in non-operating income.

Loss Before Income Tax

Primarily as a result of the foregoing, our loss before income tax in 2024 was RMB178.4 million (US$24.4 million), narrowed by 78.5% from RMB827.7 million in 2023.

Income Tax Benefits/(Expenses)

We had income tax benefits of RMB9.4 million (US$1.3 million) in 2024, in comparison with income tax expenses of RMB11.8 million in 2023.

Net Loss

As a result of the foregoing, our net loss narrowed by79.9% from RMB839.5 million in 2023 to RMB169.0 million (US$23.1 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2024.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by historical equity financing. We had cash and cash equivalents, term deposits, short-term investments and restricted cash of RMB6.3 billion, RMB5.5 billion, and RMB4.9 billion (US$665.7 million) as of December 31, 2022, 2023, and 2024, respectively.

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

As of December 31, 2024, 64.1% of our cash and cash equivalents were held in China, of which 97.3% was held in Renminbi. As of December 31, 2024, 12.4% of our cash and cash equivalents were held by the VIE and its subsidiaries.

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

Our trade receivables primarily consist of outstanding amounts payable by third parties. Our trade receivables decreased from RMB834.3 million as of December 31, 2022 to RMB664.6 million as of December 31, 2023, and further to RMB420.6 million (US$57.6 million) as of December 31, 2024. We applied ASC Topic 326 to measure current expected credit losses for all trade receivables. We recorded provision of allowance for expected credit losses of trade receivables of RMB92.9 million, RMB122.7 million, and RMB147.5 million (US$20.2 million) as of December 31, 2022, 2023, and 2024, respectively.

Accounts payable and accrued liabilities represent (i) accrued sales rebates, (ii) operational costs payables and accruals, and (iii) marketing expenses payables and accruals. Accounts payable and accrued liabilities increased from RMB916.1 million as of December 31, 2022 to RMB1.0 billion as of December 31, 2023, and decreased to RMB835.7 million (US$114.5 million) as of December 31, 2024, primarily due to a decrease in operational costs payables and accruals.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)

Net cash used in operating activities	(1,114,954)	(415,527)	(280,185)	(38,385)
Net cash provided by/(used in) investing activities	3,490,467	(1,681,140)	2,562,617	351,077
Net cash used in financing activities	(108,350)	(365,056)	(403,862)	(55,329)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	101,528	42,510	14,851	2,035
Net increase/(decrease) in cash, cash equivalents and restricted cash	2,368,691	(2,419,213)	1,893,421	259,398
Cash and cash equivalents at the beginning of the year	2,157,161	4,525,852	2,106,639	288,608
Cash, cash equivalents and restricted cash at the end of the year	4,525,852	2,106,639	4,000,060	548,006

Operating Activities

For the year ended December 31, 2024, net cash used in operating activities was RMB280.2 million (US$38.4 million), as compared to our net loss of RMB169.0 million (US$23.1 million) for the same period. Net loss can be reconciled to net cash used in operating activities mainly by deducting a fair value change of financial instrument of RMB78.4 million, an accrued investment income of short-term investments of RMB58.3 million and adding back other non-cash items, which primarily comprised share-based compensation expenses of RMB59.3 million and provision of allowance for expected credit losses of RMB36.7 million, and further deducting another RMB84.5 million used for working capital. The cash used for working capital was primarily the result of (i) a decrease of RMB183.4 million in accounts payable and accrued liabilities, (ii) a decrease of RMB65.4 million in salary and welfare payables to our employees, (iii) a decrease of RMB59.5 million in contract liabilities, (iv) a decrease of RMB45.1 million in amounts due to related parties, partially offset by (y) a decrease of RMB208.2 million in trade receivables and (z) a decrease of RMB63.3 million in prepayments and other current assets.

For the year ended December 31, 2023, net cash used in operating activities was RMB415.5 million, as compared to our net loss of RMB839.5 million for the same period. Net loss can be reconciled to net cash used in operating activities mainly by deducting an accrued investment income of short-term investments of RMB37.5 million, adding back a fair value change of financial instrument of RMB5.2 million and other non-cash items of RMB219.9 million, which primarily comprised share-based compensation expenses of RMB164.7 million, and provision of allowance for expected credit losses of RMB29.9 million, and further adding another RMB240.3 million released from working capital. The cash released from working capital was primarily the result of (i) an increase of RMB220.2 million in accounts payable and accrued liabilities, (ii) a decrease of RMB64.4 million in trade receivables, (iii) a decrease of RMB59.9 million in right-of-use assets, and (iv) an increase of RMB56.9 million in salary and welfare payables to our employees, partially offset by (y) a decrease of RMB87.1 million in contract liabilities and (z) a decrease of RMB50.8 million in lease liabilities.

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

Investing Activities

For the year ended December 31, 2024, net cash provided by investing activities was RMB2.6 billion (US$351.1 million), which was primarily attributable to (i) proceeds of maturities of short-term investments of RMB10.4 billion and (ii) proceeds from withdrawal of term deposits of RMB2.0 billion, partially offset by (y) purchase of short-term investments of RMB9.1 billion and (z) purchase of term deposits of RMB0.7 billion.

For the year ended December 31, 2023, net cash used in investing activities was RMB1.7 billion, which was primarily attributable to (i) purchase of short-term investments of RMB7.5 billion and (ii) purchase of term deposits of RMB2.7 billion, partially offset by (y) proceeds of maturities of short-term investments of RMB6.6 billion and (z) proceeds from withdrawal of term deposits of RMB2.0 billion.

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

Financing Activities

For the year ended December 31, 2024, net cash used in financing activities was RMB403.9 million (US$55.3 million), which was primarily attributable to payment for repurchase of shares.

For the year ended December 31, 2023, net cash used in financing activities was RMB365.1 million, which was primarily attributable to payment for repurchase of shares.

For the year ended December 31, 2022, net cash used in financing activities was RMB108.4 million, which was primarily attributable to payment for repurchase of shares.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments. We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB0.7 million in 2022, RMB8.9 million in 2023, and RMB2.7 million (US$374 thousand) in 2024. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)

	(in millions)
Operating lease commitments	19.4	2.7	17.5	2.4	1.9	0.3	—	—	—	—

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to the date of this annual report that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Goodwill Impairment Assessment

We conduct an impairment test as of December 31 annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. Our goodwill was attributable to our company as a whole. A quantitative assessment is performed if we determine it is more likely than not that the carrying value of the net assets is more than the fair value of the reporting unit after the qualitative assessment. Fair value is estimated by us using the income approach. Key assumptions utilized in estimating the fair value of the reporting unit include revenue growth rates, profit margins and discount rate. Changes in these assumptions could materially affect the determination of the fair value for reporting unit.

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

For the year ended December 31, 2024, due to the changing market conditions and fluctuations in our share price, we performed both qualitative and quantitative analysis as of December 31, 2024. A third-party valuation firm was engaged to help us determine the fair value of the reporting unit by applying income approach. We concluded that there was no impairment of goodwill as of December 31, 2024.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yuan Zhou	44	Founder, Chairman, and Chief Executive Officer
Han Wang	34	Chief Financial Officer
Bin Sun	43	Chief Technology Officer
Dahai Li	44	Director
Zhaohui Li	49	Director
Bing Yu	45	Director
Hanhui Sam Sun	52	Independent Director
Hope Ni	52	Independent Director
Derek Chen	49	Independent Director

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

Bin Sun has served as our chief technology officer since June 2024. Mr. Sun is a seasoned technology leader with extensive experience in leading technology teams and developing technology strategies. Prior to joining the Company, Mr. Sun served as the Vice President of iQIYI, Inc., where he spearheaded intelligent digital production, big data, and business intelligence initiatives. Prior to that, Mr. Sun served as the Deputy General Manager of Perfect World’s education business from 2015 to 2017. Before that, Mr. Sun served in various positions related to product and engineering at technology companies such as Microsoft and Yahoo from 2006 to 2015. Mr. Sun holds a Bachelor’s and a Master’s degree in Computer Science from Harbin Institute of Technology.

Dahai Li has served as our director since March 2021 and, for purposes of the Hong Kong Listing Rules, a non-executive director since June 2024. Mr. Li served as our senior vice president from December 2015 to April 2018 and our chief technology officer from May 2018 to June 2024. He is currently a director of Beijing ModelBest Intelligent Technology Co., Ltd. and has served as its chief executive officer since June 2023. Prior to joining Zhihu, Mr. Li served as the head of search technology at Wandoujia, a leading app store in China, from August 2013 to December 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a start-up search engine company in China, from August 2010 to August 2013. From June 2007 to September 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr. Li received a bachelor’s degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master’s degree in mathematics from Peking University in July 2006.

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

Bing Yu has served as our director since March 2023 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Yu joined Kuaishou Technology (HKEX: 1024) in August 2016 and currently serves as senior vice president, head of Research & Development Line as well as chairman of Engineering Technology Committee of Kuaishou group. He is responsible for Kuaishou group’s research and development management, and the overall governance and long-term planning in the engineering technology area. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor’s degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master’s degree in software engineering from Tsinghua University in June 2006.

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

Hope Ni has served as our independent director since March 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX: 6669) since August 2021 and VISEN Pharmaceuticals (HKEX: 2561) since April 2021. Ms. Ni currently serves as an independent director of UCLOUDLINK GROUP INC. (Nasdaq: UCL), and ATA Creativity Global (Nasdaq: AACG). From September 2010 to June 2024, she served as an independent non-executive director of Digital China Holdings Limited (HKEX: 0861). From June 2020 to June 2022, she served as a non-executive director of Ingdan, Inc. (HKEX: 0400), previously known as Cogobuy Group, and prior to that, she served as an executive director of Ingdan, Inc. from 2015 to 2020. From 2004 to 2007, Ms. Ni was the chief financial officer and a director of Viewtran Group, Inc. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in 1998 and a bachelor’s degree in applied economics and business management from Cornell University in 1994.

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

B.Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB10.8 million (US$1.5 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2022 Share Incentive Plan

In connection with our dual primary listing on the Hong Kong Stock Exchange, our board of directors adopted a share incentive plan in March 2022, which we refer to as the 2022 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to our shareholders, which became effective upon the our listing on the Hong Kong Stock Exchange. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is the sum of (i) a maximum of 13,042,731 Class A ordinary shares which may be issued pursuant to awards in the form of options, and (ii) the sum of (A) 26,085,463 Class A ordinary shares and (B) 3,554,866 Class A ordinary shares equivalent to the unused portion of the number of shares of our 2012 Share Incentive Plan at its expiration, which may be issued pursuant to awards in the form of restricted share units. Unless approved by the shareholders in general meeting, the total number of Class A ordinary shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of ours to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. As of March 31, 2025, awards to purchase 10,893,788 Class A ordinary shares under the 2022 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the grant dates. Pursuant to the terms of the 2022 Plan, any shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued shares, or shares purchased on the open market.

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

		Purchase Price
Name	Restricted shares	(US$/Share)	Date of Grant
Han Wang	*	0.01	February 19, 2024
Bin Sun	*	0.01	April 15, 2024

* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

As of March 31, 2025, employees other than our directors and executive officers as a group hold 6,993,788 restricted shares units outstanding under the 2022 Plan.

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

D.Employees

As of December 31, 2022, 2023, and 2024, we had 2,515, 2,731, and 1,887 full-time employees, respectively, all of whom were based in China, primarily at our headquarters in Beijing, China.

The following table sets forth the number of our employees by function as of December 31, 2024.

	Number of
Function	Employees	Percentage
Content and Content-Related Operations	593	31.4%
Research and Development	754	40.0%
Sales and Marketing	385	20.4%
General Administration	155	8.2%
Total	1,887	100%

Our success depends on our ability to attract, retain, and motivate qualified personnel. We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. We consider that we maintain a generally good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations during 2022, 2023, and 2024. However, as our operations may further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 247,247,804 Class A ordinary shares (excluding the 1,876,872 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 15,446,778 Class B ordinary shares issued and outstanding as of March 31, 2025.

	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate Voting
	Shares	Shares	Ownership†	Power††
Directors and Executive Officers**:
Yuan Zhou(1)	21,407,800	15,446,778	14.0	43.8
Han Wang	*	—	*	*
Bin Sun	*	—	*	*
Dahai Li(2)	1,772,492	—	0.7	0.4
Zhaohui Li	—	—	—	—
Bing Yu	—	—	—	—
Hanhui Sam Sun	*	—	*	*
Hope Ni	*	—	*	*
Derek Chen	*	—	*	*
All Directors and Executive Officers as a Group	24,182,792	15,446,778	15.1	44.5
Principal Shareholders:
MO Holding Ltd(1)	21,407,800	15,446,778	14.0	43.8
Tencent Entities(3)	38,066,599	—	14.5	9.5
Cosmic Blue Investments Limited(4)	19,975,733	—	7.6	5.0
AI Knowledge LLC(5)	17,865,410	—	6.8	4.4
Plus Channel Limited(6)	14,296,280	—	5.4	3.6

Notes:

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.
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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2025.

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

(1)	Represents 21,407,800 Class A ordinary shares, including 9,621,477 Class A ordinary shares granted on April 8, 2022, or the CEO Award Shares, and 15,446,778 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is wholly controlled by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held by Mr. Zhou. The registered address of MO Holding Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Mr. Zhou has undertaken and covenanted that, unless and until the performance results targets set by the audit committee of the board directors have been met, (a) he shall not offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the CEO Award Shares; and (b) he will cast votes of all of the CEO Award Shares at our shareholder meetings or with respect to written resolution of shareholders in the manner consistent with the views and suggestions of the board of directors; he will abstain from voting if no such view or suggestion is formulated by the board as a whole.
(2)	Represents (i) 99,450 Class A ordinary shares held by Mr. Dahai Li in the form of ADSs, and (ii) 1,673,042 Class A ordinary shares held by Ocean Alpha Investment Limited, a company incorporated in the British Virgin Islands. Ocean Alpha Investment Limited is wholly controlled by a trust that was established for the benefit of Mr. Dahai Li and his family. The registered address of Ocean Alpha Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Information regarding beneficial ownership is reported as of November 8, 2024, based on the information contained in the form of disclosure of interests filed by Mr. Dahai Li with the Hong Kong Stock Exchange on November 13, 2024.
(3)	Represents (i) 10,617,666 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and (ii) 27,448,933 Class A ordinary shares held by Huang River Investment Limited, a company incorporated in the British Virgin Islands. Image Frame Investment (HK) Limited and Huang River Investment Limited, or Tencent Entities, are subsidiaries of Tencent Holdings Limited. The address of principal offices of each of Image Frame Investment (HK) Limited and Huang River Investment Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Information regarding beneficial ownership is reported as of November 8, 2024, based on the information contained in the Schedule 13D/A filed by the Tencent Entities with the SEC on November 12, 2024.
(4)	Represents 19,975,733 Class A ordinary shares held by Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands. Cosmic Investments Limited is wholly owned by Kuaishou Technology (HKEX: 1024). The registered address of Cosmic Blue Investments Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Information regarding beneficial ownership is reported as of May 10, 2022, based on the information contained in the form of disclosure of interests filed by Cosmic Blue Investments Limited with the Hong Kong Stock Exchange on November 8, 2024.
(5)	Represents 17,865,410 Class A ordinary shares held by AI Knowledge LLC, a company incorporated in the United States. AI Knowledge LLC is wholly owned by Access Industries Management, LLC, which is wholly owned by Len Blavatnik. The registered address of AI Knowledge LLC is 251 Little Falls Drive, Wilmington, DE, 19808, USA. Information regarding beneficial ownership is reported as of November 8, 2024, based on the information contained in the Schedule 13D/A filed by AI Knowledge LLC and Access Industries Management, LLC with the SEC on November 13, 2024.
(6)	Represents (i) 13,428,780 Class A ordinary shares in the form of 4,476,260 ADSs and (ii) 867,500 Class A ordinary shares held by Plus Channel Limited, a company incorporated in the British Virgin Islands. Plus Channel Limited is wholly owned by Kastle Limited, a company incorporated in Hong Kong. Plus Channel Limited conducts share repurchases under our publicly announced share repurchase programs on the New York Stock Exchange and the Hong Kong Stock Exchange at our authorization and instructions. The registered address of Plus Channel Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

To our knowledge and based on our review of our register of members as of March 31, 2025, we had 57,006,077 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan, that were held of record by one holder that resides in the United States, being JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation - 2022 Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with Tencent entities. Our transactions with Tencent Holdings Limited, one of our principal beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to cloud and bandwidth services, amounting to RMB137.7 million, RMB28.8 million, and RMB25.9 million (US$3.5 million) in 2022, 2023, and 2024, respectively; and (ii) provision of services which primarily related to marketing services, amounting to RMB25.7 million, RMB29.2 million, and RMB16.5 million (US$2.3 million) in 2022, 2023, and 2024, respectively. The amount due from the Tencent entities were RMB22.6 million, RMB2.3 million, and RMB6.6 million (US$0.9 million) as of December 31, 2022, 2023, and 2024, respectively, and the amount due to the Tencent entities were RMB19.1 million, RMB7.2 million, and RMB4.9 million (US$0.7 million) as of December 31, 2022, 2023, and 2024, respectively.

Transactions with Kuaishou entities. Our transactions with Kuaishou Technology, one of our principal beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to marketing services and cloud and bandwidth services, amounting to RMB14.4 million, and RMB10.8 million, and RMB60.1 million (US$8.2 million) in 2022, 2023, and 2024, respectively; and (ii) provision of services, which primarily related to marketing services, amounting to RMB14.8 million, RMB5.4 million, and RMB11.7 million (US$1.6 million) in 2022, 2023, and 2024, respectively. The amount due from the Kuaishou entities was RMB2.2 million, RMB2.5 million, and RMB11.3 million (US$1.5 million) as of December 31, 2022, 2023, and 2024, respectively, and the amount due to the Kuaishou entities was RMB5.8 million, RMB4.2 million, and RMB2.0 million (US$0.3 million) as of December 31, 2022, 2023, and 2024, respectively.

Transactions with ModelBest. Our transactions with Beijing ModelBest Intelligent Technology Co., Ltd., or Mianbi, one of the companies we invested in, included provision of other services, amounting to RMB0.5 million and RMB2.7 million (US$0.4 million) in 2023 and 2024. The amount due from Mianbi, which primarily related to expenditures paid by us on behalf of Mianbi, amounting to RMB13.6 million and RMB23.7 million (US$3.2 million) as of December 31, 2023 and 2024, and the amount due to Mianbi, which related to the unpaid consideration for our investment in Mianbi, amounting to RMB14.6 million and nil as of December 31, 2023 and 2024.

Transactions with BRTS. Our transactions with Beijing Radio and Television Station, or BRTS, a shareholder of Zhizhe Tianxia, included purchase of services which primarily related to consulting service and marketing service, amounting to RMB5.7 million (US$0.8 million) in 2024.

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

Item 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs have been listed on New York Stock Exchange since March 26, 2021. The ADSs trade under the ticker symbol “ZH.” Each ADS currently represents three Class A ordinary shares, par value US$0.000125 per share.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on New York Stock Exchange since March 26, 2021. The ADSs trade under the ticker symbol “ZH.” Each ADS currently represents three Class A ordinary shares, par value US$0.000125 per share.

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

According to STA Circular 82 promulgated in April 2009, a Chinese-controlled offshore incorporated enterprise is regarded as a PRC tax resident by virtue of having a “de facto management body” in China and subject to the EIT rate on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, any minimum tax, or other non-income tax considerations, the Medicare tax on certain net investment income or any state, local, or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes;
●	persons liable for any minimum tax;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities or arrangements;

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares) are currently listed on the New York Stock Exchange, which is an established securities market in the United States. We received a letter on December 28, 2023 from the NYSE notifying use that we were below compliance standards of the NYSE and, if we fail to regain compliance on a timely basis, our ADSs could be delisted from the NYSE. Even though we regained compliance with the continued listing standards of the NYSE, there can be no assurance that we will maintain our compliance with the listing standards of the NYSE in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.”

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

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. Pursuant to the Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or common shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty, and the potential impact of the Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, our ADSs, but not our Class A ordinary shares, are currently listed on the New York Stock Exchange, which is a qualified exchange. As mentioned above, we received a letter from the NYSE notifying us that we were below compliance standards of the NYSE and, if we fail to regain compliance on a timely basis, our ADSs could be delisted from the NYSE. Even though we regained compliance with the continued listing standards of the NYSE, there can be no assurance that we will maintain our compliance with the listing standards of the NYSE in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Class A Ordinary Shares—The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.”

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB2,807.9 million, and U.S. dollar-denominated cash and cash equivalents, term deposits, and short-term investments of US$285.3 million. Assuming we had converted RMB2,807.9 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$670.0 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$635.0 million instead.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary reimburses us for certain expenses we incur that are related to establishment and maintenance of the ADR program. For the year ended December 31, 2024, we received US$4.0 million of cash reimbursement, net of tax, from the depositary.

Conversion between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Dealings in our Class A Ordinary Shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars. Our Class A Ordinary Shares are be traded on the Hong Kong Stock Exchange in board lots of 100 Class A Ordinary Shares.

The transaction costs of dealings in our Class A Ordinary Shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	AFRC (the Accounting and Financial Reporting Council of Hong Kong) transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.20% of the value of the transaction, with 0.10% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	Computershare Hong Kong Investor Services Limited, our Hong Kong Share Registrar, will charge between HK$2.50 to 0.05% of the market value of the shares, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A Ordinary Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Each ADS represents ownership interests in three Class A Ordinary Shares, and any and all securities, cash or other property deposited with the Depositary in respect of such Class A Ordinary Shares but not distributed to ADS holders.

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

For the period from March 25, 2021 to December 31, 2024, we have used less than 10% of the net proceeds from our initial public offering for the development of product and service, market and user growth, research and development, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

Item 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	12,500	11,500	1,575
All other fees(2)	354	740	101

Notes:

(1)	“Audit fees” represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information.
(2)	“All other fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal external auditors other than services reported under “Audit fees.”

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

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 10, 2022, our shareholders approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$100 million of our shares over the next 12 months, or the 2022 Repurchase Program. In May 2023 and June 2024, our board of directors approved extensions of the 2022 Repurchase Program to remain effective until June 26, 2025. In addition, a concurrent share repurchase program was established in June 2024 and will remain effective until June 26, 2025, or the 2024 Repurchase Program. The maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2024 Repurchase Program, together with the remaining number of shares (including shares underlying the ADSs) that can be repurchased under the 2022 Repurchase Program, will not exceed 10% of the total number of our issued shares (excluding any treasury shares) as of June 26, 2024, the date of the resolution granting the general unconditional mandate to purchase the Company’s own shares approved by shareholders.

In addition, we conducted an all cash tender offer and repurchased a total of 33,016,016 Class A ordinary shares tendered (including 19,877,118 Class A ordinary shares in the form of 6,625,706 ADSs), representing approximately 11.2% of the our total issued and outstanding ordinary shares before the repurchase. The total consideration for these Class A ordinary shares is approximately HK$300 million. These shares were repurchased and canceled on November 8, 2024.

The following table sets forth a summary of shares repurchase by us and our affiliated purchaser pursuant to our share repurchase programs and the tender offer repurchase.

					Approximate
					Dollar
	Total	Average			Value of Class A
	Number	Price		Total Number of	Ordinary Shares
	of Class A	Paid Per		Class A Ordinary	That
	Ordinary	Class A		Shares Purchased as	May Yet Be
	Shares	Ordinary		Part of the Publicly	Purchased Under
Period	Purchased	Shares		Announced Plan	the Program*
January 1, 2024—January 31, 2024	4,628,399	US$	1.70	36,242,690	23,086,653
February 1, 2024—February 29, 2024	—		—	36,242,690	23,086,653
March 1, 2024—March 31, 2024	126,326	US$	1.37	36,369,016	22,913,006
April 1, 2024—April 30, 2024	1,328,342	US$	1.32	37,697,358	21,159,212
May 1, 2024—May 31, 2024	2,407,257	US$	1.26	40,104,615	18,134,765
June 1, 2024—June 30, 2024	744,888	US$	1.11	40,849,503	17,308,807
July 1, 2024—July 31, 2024	360,300	US$	0.90	41,209,803	16,984,096
August 1, 2024—August 31, 2024	—		—	41,209,803	16,984,096
September 1, 2024—September 30, 2024	—		—	41,209,803	16,984,096
October 1, 2024—October 31, 2024	—		—	41,209,803	16,984,096
November 1, 2024—November 30, 2024	33,213,476	US$	1.17	74,423,279	16,746,637
December 1, 2024—December 31, 2024	839,271	US$	1.24	75,262,550	15,707,309
January 1, 2025—January 31, 2025	780,882	US$	1.13	76,043,432	14,828,787
February 1, 2025—February 28, 2025	704,520	US$	1.53	76,747,952	13,752,055
March 1, 2025—March 31, 2025	2,096,036	US$	1.57	78,843,988	10,471,669
Total	47,229,697	US$	1.25	78,843,988	10,471,669

Note:

*	Represents the approximate dollar value of Class A ordinary shares that may yet be purchased under the US$100 million 2022 Repurchase Program.

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

Item 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J.INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 26, 2024)
4.1

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-253910), as amended, initially filed with the Securities and Exchange Commission on March 5, 2021)

4.3

English translation of the Exclusive Business Cooperation Agreement between Zhizhe Sihai and Zhizhe Tianxia dated December 21, 2021 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.4

English translation of executed form of Shareholders’ Rights Entrustment Agreement between Zhizhe Tianxia, its shareholders, and Zhizhe Sihai dated December 21, 2021 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.5

English translation of Share Pledge Agreement between Zhizhe Sihai, Zhizhe Tianxia, and its shareholders dated December 21, 2021 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.6

English translation of Exclusive Option Agreement between Zhizhe Sihai, Zhizhe Tianxia, and its shareholders dated December 21, 2021 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.7

English translation of Exclusive Technology Development, Consultancy, and Services Agreement between Shanghai Zhishi and Shanghai Pinzhi dated September 7, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.8

English translation of Power of Attorney issued by the shareholders of Shanghai Pinzhi dated September 7, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.9

English translation of Share Pledge Agreement between Shanghai Zhishi, Shanghai Pinzhi, and its shareholders dated September 7, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.10

English translation of Exclusive Option Agreement between Shanghai Zhishi, Shanghai Pinzhi, and its shareholders dated September 7, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-40253) filed with the Securities and Exchange Commission on April 8, 2022)

4.11

2022 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-265451) filed with the Securities and Exchange Commission on June 7, 2022)

4.12

English translation of the Exclusive Business Cooperation Agreement between Wuhan Bofeng and Wuhan Xinyue dated July 31, 2023 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20 - F (File No. 001 - 40253) filed by the Registrant with the Securities and Exchange Commission on April 26, 2024)

4.13

English translation of executed form of Shareholders’ Rights Entrustment Agreement between Wuhan Xinyue, its shareholders, and Wuhan Bofeng dated July 31, 2023 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20 - F (File No. 001 - 40253) filed by the Registrant with the Securities and Exchange Commission on April 26, 2024)

4.14

English translation of Share Pledge Agreement between Wuhan Bofeng, Wuhan Xinyue, and its shareholders dated July 31, 2023 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20 - F (File No. 001 - 40253) filed by the Registrant with the Securities and Exchange Commission on April 26, 2024)

4.15

English translation of Exclusive Option Agreement between Wuhan Bofeng, Wuhan Xinyue, and its shareholders dated July 31, 2023 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20 - F (File No. 001 - 40253) filed by the Registrant with the Securities and Exchange Commission on April 26, 2024)

8.1*	Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-253910), initially filed with the Securities and Exchange Commission on March 5, 2021)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Global Law Office
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1

Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20 - F (File No. 001 - 40253) filed by the Registrant with the Securities and Exchange Commission on April 26, 2024)

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

Date: April 15, 2025

Zhihu Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Zhihu Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Zhihu Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Allowance for expected credit losses on trade receivables

As described in Note 2(j) to the consolidated financial statements, as of December 31, 2024, the balance of gross trade receivables was RMB568.2 million, against which an allowance for expected credit losses of RMB147.5 million was made. The allowance for credit losses was made based on an estimate of the current expected credit losses to be incurred over the expected life of these trade receivables. Management applied significant judgments in the determination of models and the application of significant assumptions relating to portfolio groups of trade receivables and estimated credit loss rates.

The principal considerations for our determination that performing procedures relating to the allowance for expected credit losses on trade receivables is a critical audit matter are the significant judgments by management when developing the current expected credit losses to be incurred over the expected life of these trade receivables, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management’s significant judgments and assumptions. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for expected credit losses on trade receivables. These procedures also included evaluating the outcome of the prior period assessment of the provision for loss allowance on trade receivables, to assess the effectiveness of management’s estimation process by comparing the expected credit losses in the prior period to the actual collection performance of debtors in the current year. These procedures also included, among others, the involvement of professionals with specialized skills and knowledge to assist in testing management’s process to estimate the allowance for expected credit losses on trade receivables. The testing of management’s process included (i) assessing the appropriateness of the model and methodology used; (ii) assessing the reasonableness of portfolio groups of the trade receivables used by management by evaluating the heterogeneity among different portfolio groups and the homogeneity within the same portfolio groups; (iii) assessing the reasonableness of estimated credit loss rates used by management by evaluating the historical default rates and assessing the reasonableness and application of forward-looking information by comparing with publicly available forecasts from third-party institutions; and (iv) testing the accuracy, on a sample basis, of the key data inputs such as the ending balance and aging schedule of trade receivables, and testing the mathematical accuracy of the calculation of the current expected credit losses.

Goodwill impairment assessment

As described in Note 2(m) to the consolidated financial statements, the Company has a single reporting unit and the goodwill balance was RMB126.3 million as of December 31, 2024. Management conducts an impairment test as of December 31 annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill might be impaired. The quantitative impairment test involves comparing the fair value of the reporting unit to its carrying value. Management performed the annual goodwill impairment test as of December 31, 2024. Management determined the estimated fair value of the reporting unit exceeded its carrying value and that goodwill was not impaired as of December 31, 2024. The Company’s reporting unit estimated fair value was determined by management using the income approach. Management’s estimate of fair value for the reporting unit included significant judgments and assumptions relating to revenue growth rates, profit margins, and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment is a critical audit matter are the significant judgments by management when developing the fair value of the reporting unit, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management’s significant judgments and assumptions related to revenue growth rates, profit margins and the discount rate. In addition, the audit effort involved the use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the reporting unit. These procedures also included, among others (i) testing management’s process for determining the fair value of the reporting unit; (ii) assessing the competence, capability and objectivity of the external valuation expert engaged by management; (iii) evaluating the appropriateness of the income approach used by management; (iv) testing the completeness and accuracy of underlying data used in the income approach; (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, profit margins and the discount rate, and (vi) testing the mathematical accuracy of the calculation of fair value of the reporting unit in the valuation model. Evaluating management’s assumptions related to revenue growth rates and profit margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in evaluating (i) the appropriateness of the valuation model and (ii) the reasonableness of the discount rate assumption.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 15, 2025

We have served as the Company’s auditor since 2017.

Zhihu Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,106,639	3,999,160	547,883
Term deposits	1,586,469	320,088	43,852
Short-term investments	1,769,822	538,816	73,817
Restricted cash	—	900	123
Trade receivables	664,615	420,636	57,627
Amounts due from related parties	18,319	41,588	5,698
Prepayments and other current assets	232,016	163,446	22,392
Total current assets	6,377,880	5,484,634	751,392
Non-current assets:
Property and equipment, net	10,849	8,490	1,163
Intangible assets, net	122,645	54,534	7,471
Goodwill	191,077	126,344	17,309
Long-term investments, net	44,621	51,176	7,011
Right-of-use assets	40,211	7,151	980
Other non-current assets	7,989	623	85
Total non-current assets	417,392	248,318	34,019
Total assets	6,795,272	5,732,952	785,411

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB568,411 and RMB448,836 as of December 31, 2023 and 2024, respectively)

Accounts payable and accrued liabilities	1,038,531	835,688	114,489
Salary and welfare payables	342,125	275,260	37,710
Taxes payable	21,394	22,081	3,025
Contract liabilities	303,574	235,539	32,269
Amounts due to related parties	26,032	6,825	935
Short-term lease liabilities	42,089	17,308	2,371
Other current liabilities	171,743	131,955	18,078
Total current liabilities	1,945,488	1,524,656	208,877

Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB109,290 and RMB8,637 as of December 31, 2023 and 2024, respectively)

Long-term lease liabilities	3,642	1,823	250
Deferred tax liabilities	22,574	6,830	936
Other non-current liabilities	121,958	3,957	541
Total non-current liabilities	148,174	12,610	1,727
Total liabilities	2,093,662	1,537,266	210,604

Zhihu Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Commitments and contingencies (See Note 16)

Shareholders’ equity:
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 287,355,642 and 246,496,859 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	227	191	26
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 18,145,605 and 15,446,778 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	14	12	2
Treasury stock	(161,637)	(112,057)	(15,352)
Additional paid-in capital	13,487,371	13,113,010	1,796,476
Statutory reserves	2,680	435	60
Accumulated other comprehensive (loss)/income	(20,551)	12,383	1,696
Accumulated deficit	(8,708,294)	(8,877,851)	(1,216,261)
Total Zhihu Inc.’s shareholders’ equity	4,599,810	4,136,123	566,647
Noncontrolling interests	101,800	59,563	8,160
Total shareholders’ equity	4,701,610	4,195,686	574,807
Total liabilities and shareholders’ equity	6,795,272	5,732,952	785,411

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues (including transactions with related parties of RMB40,520, RMB35,147 and RMB30,830 for the years ended December 31, 2022, 2023 and 2024, respectively)	3,604,919	4,198,889	3,598,905	493,048
Cost of revenues (including transactions with related parties of RMB149,547, RMB37,074 and RMB29,332 for the years ended December 31, 2022, 2023 and 2024, respectively)	(1,796,867)	(1,903,041)	(1,418,076)	(194,276)
Gross profit	1,808,052	2,295,848	2,180,829	298,772

Operating expenses:
Selling and marketing expenses (including transactions with related parties of RMB2,541, RMB2,585 and RMB57,339 for the years ended December 31, 2022, 2023 and 2024, respectively)	(2,026,468)	(2,048,090)	(1,599,186)	(219,088)
Research and development expenses (including transactions with related parties of nil, nil and RMB1,167 for the years ended December 31, 2022, 2023 and 2024, respectively)	(763,362)	(901,452)	(732,553)	(100,359)
General and administrative expenses (including transactions with related parties of nil, nil and RMB3,792 for the years ended December 31, 2022, 2023 and 2024, respectively)	(621,973)	(418,531)	(330,173)	(45,234)
Total operating expenses	(3,411,803)	(3,368,073)	(2,661,912)	(364,681)

Loss from operations	(1,603,751)	(1,072,225)	(481,083)	(65,909)
Other income/(expenses):
Investment income	70,380	41,695	65,441	8,965
Interest income	68,104	158,671	114,964	15,750
Fair value change of financial instruments	(176,685)	(5,170)	78,405	10,741
Exchange gains	71,749	97	1,013	139
Others, net	5,983	49,236	42,902	5,878
Loss before income tax	(1,564,220)	(827,696)	(178,358)	(24,436)
Income tax (expenses)/benefits	(14,183)	(11,832)	9,391	1,287

Net loss	(1,578,403)	(839,528)	(168,967)	(23,149)
Net income attributable to noncontrolling interests	(2,754)	(4,113)	(2,835)	(388)
Net loss attributable to Zhihu Inc.’s shareholders	(1,581,157)	(843,641)	(171,802)	(23,537)

Net loss	(1,578,403)	(839,528)	(168,967)	(23,149)
Other comprehensive income:
Foreign currency translation adjustments	273,310	45,257	32,964	4,516
Total other comprehensive income	273,310	45,257	32,964	4,516

Total comprehensive loss	(1,305,093)	(794,271)	(136,003)	(18,633)
Comprehensive income attributable to noncontrolling interests	(2,754)	(4,113)	(2,865)	(393)

Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,307,847)	(798,384)	(138,868)	(19,026)

Net loss per share, basic and diluted	(5.19)	(2.82)	(0.63)	(0.09)
Weighted average number of ordinary shares, basic and diluted	304,836,318	299,132,894	273,560,865	273,560,865

Zhihu Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	11,861	9,751	3,949	542
Selling and marketing expenses	24,334	13,882	(1,975)	(271)
Research and development expenses	62,503	49,847	7,916	1,084
General and administrative expenses	275,197	91,176	49,372	6,764

The accompanying notes are an integral part of these consolidated financial statements

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A ordinary		Class B ordinary				Additional	other		Non	Total
	shares		shares		Treasury stock		paid-in	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	loss	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	277,733,814	226	19,227,592	15	—	—	13,350,347	(339,118)	(6,280,816)	7,495	6,738,149
Net loss	—	—	—	—	—	—	—	—	(1,581,157)	2,754	(1,578,403)
Share-based compensation expenses	—	—	—	—	—	—	350,810	—	—	23,085	373,895
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	7,238	7,238
Foreign currency translation adjustments	—	—	—	—	—	—	—	273,310	—	—	273,310
Repurchase of shares	—	—	—	—	(7,032,108)	(127,962)	—	—	—	—	(127,962)
Cancellation of shares	(4,866,021)	(4)	—	—	4,866,021	94,148	(97,508)	—	—	—	(3,364)
Proceeds/receivables in relation to share options	—	—	—	—	—	—	11,405	—	—	—	11,405
Exercise of share options and restricted shares	14,994,777	12	—	—	—	—	(12)	—	—	—	—
Conversion of ordinary shares	286,940	—	(286,940)	—	—	—	—	—	—	—	—
Balance as of December 31, 2022	288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	(65,808)	(7,861,973)	40,572	5,694,268

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

									Accumulated
	Class A ordinary		Class B ordinary				Additional		other		Non	Total
	shares		shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	loss	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	—	(65,808)	(7,861,973)	40,572	5,694,268
Net loss	—	—	—	—	—	—	—	—	—	(843,641)	4,113	(839,528)
Share-based compensation expenses	—	—	—	—	—	—	115,358	—	—	—	49,298	164,656
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	7,327	7,327
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	490	490
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	45,257	—	—	45,257
Repurchase of shares	—	—	—	—	(24,582,185)	(369,569)	—	—	—	—	—	(369,569)
Cancellation of shares	(13,482,680)	(12)	—	—	13,482,680	241,746	(248,108)	—	—	—	—	(6,374)
Exercise of share options and restricted shares	4,885,428	4	—	—	—	—	5,079	—	—	—	—	5,083
Conversion of ordinary shares	795,047	1	(795,047)	(1)	—	—	—	—	—	—	—	—
Appropriations to statutory reserves	—	—	—	—	—	—	—	2,680	—	(2,680)	—	—
Balance as of December 31, 2023	280,347,305	227	18,145,605	14	(13,265,592)	(161,637)	13,487,371	2,680	(20,551)	(8,708,294)	101,800	4,701,610

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

									Accumulated
	Class A ordinary		Class B ordinary				Additional		other		Non	Total
	shares		shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	(loss)/income	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	280,347,305	227	18,145,605	14	(13,265,592)	(161,637)	13,487,371	2,680	(20,551)	(8,708,294)	101,800	4,701,610
Net loss	—	—	—	—	—	—	—	—	—	(171,802)	2,835	(168,967)
Share-based compensation expenses	—	—	—	—	—	—	45,013	—	—	—	14,249	59,262
Acquisition of a subsidiary with noncontrolling interests	—	—	—	—	—	—	33,724	—	—	—	(33,724)	—
Disposal of a subsidiary	—	—	—	—	—	—	—	(2,245)	—	2,245	(25,827)	(25,827)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	200	200
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	32,934	—	30	32,964
Repurchase of shares	—	—	—	—	(43,648,259)	(400,707)	—	—	—	—	—	(400,707)
Cancellation of shares	(45,767,659)	(41)	—	—	45,767,659	432,446	(436,404)	—	—	—	—	(3,999)
Exercise of share options and restricted shares	2,833,975	3	—	—	1,194,705	17,841	(16,694)	—	—	—	—	1,150
Conversion of ordinary shares	2,698,827	2	(2,698,827)	(2)	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	240,112,448	191	15,446,778	12	(9,951,487)	(112,057)	13,113,010	435	12,383	(8,877,851)	59,563	4,195,686

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(1,578,403)	(839,528)	(168,967)	(23,149)
Depreciation of property and equipment and amortization of intangible assets	25,210	24,892	21,948	3,007
Share-based compensation expenses	373,895	164,656	59,262	8,119
Accrued investment income of short-term investments	(31,537)	(37,514)	(58,321)	(7,990)
Deferred income tax	(2,400)	(3,806)	(3,025)	(414)
Provision of allowance for expected credit loss	34,457	29,916	36,734	5,033
Loss/(Gain) on disposal of property and equipment	77	402	(6)	(1)
Gain on disposal of a subsidiary	—	—	(4,928)	(675)
Impairment of long-term investments	20,894	—	—	—
Fair value change of financial instruments	176,685	5,170	(78,405)	(10,741)
Changes in operating assets and liabilities:
Trade receivables	(132,839)	64,411	208,244	28,529
Prepayments and other current assets	87,134	(41,724)	63,278	8,668
Right-of-use assets	26,393	59,908	33,060	4,529
Other non-current assets	382	13,061	66	9
Accounts payable and accrued liabilities	(15,870)	220,243	(183,369)	(25,121)
Contract liabilities	78,219	(87,060)	(59,529)	(8,155)
Amounts due from/to related parties	(65,287)	7,442	(45,102)	(6,179)
Taxes payable	(40,849)	(4,692)	955	131
Salary and welfare payables	(36,542)	56,869	(65,400)	(8,960)
Other current liabilities	(8,472)	2,653	(10,080)	(1,381)
Lease liabilities	(26,101)	(50,826)	(26,600)	(3,644)
Net cash used in operating activities	(1,114,954)	(415,527)	(280,185)	(38,385)

Cash flows from investing activities:
Cash paid for long-term investments	—	(30,000)	(21,176)	(2,901)
Purchases of short-term investments	(10,546,256)	(7,533,252)	(9,114,732)	(1,248,713)
Proceeds of maturities of short-term investments	12,046,130	6,584,256	10,409,987	1,426,162
Purchases of term deposits	(3,571,690)	(2,677,594)	(673,373)	(92,252)
Proceeds from withdrawal of term deposits	5,768,675	2,047,915	1,952,455	267,485
Purchase of intangible assets	—	(381)	—	—
Purchases of property and equipment	(714)	(8,489)	(2,731)	(374)
Proceeds from/(Payment for) disposal of property and equipment	123	(5)	27	4
Acquisition of subsidiaries, net of cash acquired	(60,608)	(63,590)	—	—
Proceeds from disposal of a subsidiary, net of cash disposed	—	—	12,160	1,666
Payment of foreign exchange options	(145,193)	—	—	—
Net cash provided by/(used in) investing activities	3,490,467	(1,681,140)	2,562,617	351,077

Cash flows from financing activities:
Capital contribution from non-controlling interests shareholder	—	—	200	27
Proceeds from short-term borrowings	—	—	51,774	7,093
Repayment of short-term borrowings	—	—	(51,774)	(7,093)
Acquisition of a subsidiary with noncontrolling interests	—	—	(4,513)	(618)
Proceeds received from employees in relation to share options	19,612	4,513	1,158	159
Payments for repurchase of shares	(127,962)	(369,569)	(400,707)	(54,897)
Net cash used in financing activities	(108,350)	(365,056)	(403,862)	(55,329)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	101,528	42,510	14,851	2,035
Net increase/(decrease) in cash and cash equivalents	2,368,691	(2,419,213)	1,893,421	259,398
Cash and cash equivalents at beginning of the year	2,157,161	4,525,852	2,106,639	288,608
Cash, cash equivalents and restricted cash at end of the year	4,525,852	2,106,639	4,000,060	548,006

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	16,917	11,143	1,783	244

Supplemental schedule of non-cash investing and financing activities:
Unpaid consideration for acquisition (including contingent consideration)	22,858	78,362	—	—
Unpaid consideration for long-term investments	—	14,621	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations and Principal Activities

(a)Principal activities

Zhihu Inc., (the “Company” or “Zhihu”), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in the operation of one online content community which monetizes through paid membership services, marketing services and vocational training in the People’s Republic of China (the “PRC” or “China”). In March 2021, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”).

As of December 31, 2024, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Place and year of
	Incorporation/acquisition	Principal activities
Major Subsidiaries
Zhihu Technology (HK) Limited	Hong Kong, 2011	Investment holding
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, 2012	Technology, business support and consulting service in the PRC
Beijing Zhihu Network Technology Co., Ltd.	PRC, 2018	Information and marketing service in the PRC
Shanghai Zhishi Technology Co., Ltd.	PRC, 2021	Technology and consulting service in the PRC
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, 2016	Technology, business support in the PRC
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, 2017	Information transmission, software and information technology service in the PRC
Wuhan Bofeng Technology Co., Ltd.	PRC, 2023	Technology and consulting service in the PRC

VIEs
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, 2011	Internet service in the PRC
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, 2021	Vocational training in the PRC
Wuhan Xinyue Network Technology Co., Ltd.	PRC, 2023	Information and consulting service in the PRC

VIEs’ subsidiaries
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, 2017	Audio-Visual Permit holder in the PRC
Wuhan Zhibo Wenshuo Technology Co., Ltd.	PRC, 2023	Internet service in the PRC

(b)VIE arrangements between the Company’s PRC subsidiaries

The Company, through Zhizhe Sihai (Beijing) Technology Co., Ltd. (“Zhizhe Sihai”), Shanghai Zhishi Technology Co., Ltd. and Wuhan Bofeng Technology Co., Ltd. (“WFOEs”), entered into the following contractual arrangements with Beijing Zhizhe Tianxia Technology Co., Ltd. (“Zhizhe Tianxia”), Shanghai Pinzhi Education Technology Co., Ltd. and Wuhan Xinyue Network Technology Co., Ltd. (“VIEs”) and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, WFOEs have a controlling financial interest in the VIEs and are considered the primary beneficiary of the VIEs. As such, the financial results of operations, assets and liabilities of the VIEs were included in the Group’s consolidated financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

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

Loan agreements. Pursuant to the loan agreements, Zhizhe Sihai has granted interest-free loans to the equity holders of Zhizhe Tianxia, with the sole purpose of providing funds necessary for the equity holders to make capital injections to Zhizhe Tianxia. The term of the loans is indefinite and Zhizhe Sihai has the right, at its own discretion, to shorten the term of the loans if necessary. In the consolidated financial statements, these loans are eliminated with the capital of Zhizhe Tianxia during consolidation.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

i) Contracts that give the Company effective control of the VIEs(Continued)

Minority Investment in Zhizhe Tianxia

In April 2024, Beijing Radio and Television Station, or BRTS, made an investment of RMB0.2 million in Zhizhe Tianxia for 1% of Zhizhe Tianxia’s enlarged registered capital. Such third-party minority stake holder is entitled to customary economic rights in proportion to its equity ownership, and certain minority shareholder rights such as the right to appoint a director to Zhizhe Tianxia’s three-member board of directors, and veto rights over certain matters.

The third-party minority stake holder is not a party to the contractual arrangements mentioned above that are currently in effect among Zhizhe Sihai, Zhizhe Tianxia, and other shareholders of Zhizhe Tianxia. As such, despite the fact that the Company is still able to enjoy economic benefits and exercise effective control over Zhizhe Tianxia and its subsidiaries, the Company is not able to purchase or have the third-party minority stake holder pledge its 1% equity interests in Zhizhe Tianxia in the same manner as agreed under existing contractual arrangements, nor is it granted the authorization of voting rights over these 1% equity interests. The Company believes Zhizhe Sihai, the wholly-owned PRC subsidiary, still is the primary beneficiary of Zhizhe Tianxia for accounting purpose as it continues to have a controlling financial interest in Zhizhe Tianxia pursuant to ASC 810-10-25-38A after the issuance of such 1% equity interests.

ii)Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The agreements amongst the VIEs, the relevant subsidiaries and VIE’s shareholders that provide the Company right to receive substantially all of the economic benefits from the VIEs, except that contract termination date varies.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

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

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

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

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii)Risks in relation to VIE structure (Continued)

The following consolidated financial information of the Group’s VIEs and their subsidiaries as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	358,635	496,891
Short-term investments	85,301	5,624
Restricted cash	—	900
Trade receivables	115,888	70,894
Amounts due from related parties	1,869	11,062
Amounts due from Group companies	34,099	47,479
Prepayments and other current assets	81,290	86,390
Non-current assets:
Property and equipment, net	489	456
Intangible assets, net	107,481	41,542
Goodwill	168,246	103,514
Right-of-use assets	4,205	2,320
Other non-current assets	7,855	378
Total assets	965,358	867,450

Current liabilities
Accounts payable and accrued liabilities	275,469	208,525
Salary and welfare payables	22,415	13,111
Taxes payable	10,708	4,885
Contract liabilities	231,308	195,507
Amounts due to related parties	2,787	2,586
Amounts due to Group companies (a)	274,808	390,742
Short-term lease liabilities	1,477	2,063
Other current liabilities	24,247	22,159
Non-current liabilities
Long-term lease liabilities	2,003	85
Deferred tax liabilities	19,919	4,595
Other non-current liabilities	87,368	3,957
Total liabilities	952,509	848,215

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii)Risks in relation to VIE structure (Continued)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Inter-company revenues	866	485	569
Third-party revenues	1,548,003	2,445,830	2,296,096
Inter-company cost (a)	(582,440)	(804,488)	(721,936)
Third-party cost	(618,365)	(845,458)	(701,990)
Gross Profit	348,064	796,369	872,739
Operating expenses (a)	(361,723)	(847,972)	(897,583)
Other income	9,452	20,302	26,664
(Loss)/Income before income tax	(4,207)	(31,301)	1,820
Income tax (expenses)/benefits	(6,948)	(7,070)	6,453
Net (loss)/income	(11,155)	(38,371)	8,273
Net loss/(income) attributable to noncontrolling interests	128	1,758	(946)
Net (loss)/income attributable to the Company	(11,027)	(36,613)	7,327

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Purchases of goods and services from Group Companies(a)	(906,100)	(878,010)	(696,877)
Operating activities with external parties	727,853	1,093,734	722,064
Net cash (used in)/provided by operating activities	(178,247)	215,724	25,187
Purchases of short-term investments	(1,513,535)	(431,000)	(1,202,944)
Proceeds of maturities of short-term investments	1,924,071	387,014	1,286,977
Other investing activities with external parties	(40,843)	(63,862)	11,594
Net cash provided by/(used in) investing activities	369,693	(107,848)	95,627
Capital contribution from shareholders	—	—	18,342
Net cash provided by financing activities	—	—	18,342
Net increase in cash and cash equivalents	191,446	107,876	139,156
Cash and cash equivalents at beginning of the year	59,313	250,759	358,635
Cash, cash equivalents and restricted cash at end of the year	250,759	358,635	497,791

(a)	VIEs have incurred RMB572.3 million, RMB857.4 million and RMB670.6 million in fees related to services provided by the WFOEs and WFOEs concurrently recognized the same amounts as revenues for the years ended December 31, 2022, 2023 and 2024, respectively. In 2022, 2023, and 2024, the total amount of such service fees that VIEs paid to the relevant WFOEs under the relevant agreements was RMB896.3 million, RMB834.5 million and RMB695.9 million, respectively. Unsettled balance of such transactions was RMB130.8 million and RMB136.2 million as of December 31, 2023 and 2024, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB23.9 million and RMB41.6 million as of December 31, 2023 and 2024, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(c)Liquidity

The Group incurred net losses of RMB1,578.4 million, RMB839.5 million and RMB169.0 million for the years ended December 31, 2022, 2023 and 2024, respectively. Net cash used in operating activities was RMB1,115.0 million, RMB415.5 million and RMB280.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. Accumulated deficit was RMB8,708.3 million and RMB8,877.9 million as of December 31, 2023 and 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional American depositary shares (“ADSs”) and the Company received net proceeds of RMB15.1 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. As of December 31, 2023 and 2024, the Group had RMB2,106.6 million and RMB3,999.2 million of cash and cash equivalents, RMB1,586.5 million and RMB320.1 million of term deposits, RMB1,769.8 million and RMB538.8 million of short-term investments and nil and RMB0.9 million of restricted cash, respectively. As of December 31, 2023 and 2024, the Group had RMB4,432.4 million and RMB3,960.0 million of net current assets respectively. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.    Significant Accounting Policies

(a)Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)Principles of consolidation

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

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entities’ economic performance, bear the risks of and enjoy the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(c)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and the purchase price allocation in relation to acquisitions and goodwill impairment assessment.

(d)Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains in the consolidated statements of operations and comprehensive loss.

(e)Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.2993, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(f)Fair value measurements

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

(f)Fair value measurements (Continued)

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, long-term investment, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities. As of December 31, 2023 and 2024, the carrying values of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration. Please see Note 21 for additional information of contingent consideration payables.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(g)Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h)Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the years presented.

(i)Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 — “Financial Instruments”, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reported as investment income in the consolidated statements of operations and comprehensive loss.

(j)Expected credit losses

In 2016, the Financial Accounting Standards Board (“FASB”) issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses.

The Group’s trade receivables, amount due from related parties and other receivables included in prepayments and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into portfolio groups. For each portfolio group, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group’s specific facts and circumstances.

The Group’s trade receivables consist primarily of amounts due from advertising agencies and direct advertising customers. The Group recorded a provision for current expected credit loss. The balance of gross trade receivables was RMB787.3 million and RMB568.2 million as of December 31, 2023 and 2024, against which an allowance for expected credit losses of RMB122.7 million and RMB147.5 million was made as of December 31, 2023 and 2024. The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the years ended December 31, 2022, 2023 and 2024 (in thousands):

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Beginning balance	60,531	94,988	124,856
Additional allowance for credit losses, net of recoveries	34,457	29,916	36,734
Write-off	—	(48)	(9,563)
Ending balance	94,988	124,856	152,027

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(k)Property and equipment, net

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

(l)Intangible assets, net

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

(m)Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of its only reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The quantitative impairment test involves comparing the fair value of the reporting unit to its carrying value. Otherwise, no further testing is required. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

The Group as a whole is determined to be one reporting unit for goodwill impairment testing. Due to the disposal of a subsidiary, the goodwill balance decreased by RMB64.8 million for the year ended December 31, 2024. The goodwill balance was RMB191.1 million and RMB126.3 million as of December 31, 2023 and 2024, respectively.

For the year ended December 31, 2022, no impairment indicator was noted by performing qualitative analysis, therefore, no impairment loss was recorded. During the years ended December 31, 2023 and 2024, due to the changing market conditions and fluctuations in the Group’s share price, the Group performed both qualitative and quantitative analysis as of December 31, 2023 and 2024. A third-party valuation firm was engaged to help the management determine the fair value of the reporting unit by applying income approach. The judgment in estimating the fair value of the reporting unit includes revenue growth rates, profit margins, determining appropriate discount rate and making other assumptions. In order to assess the impact of changes in certain significant assumptions, which could materially affect the determination of the fair value of reporting unit, the Group also performed a sensitivity analysis by decreasing the revenue growth rates, profit margins and increasing the discount rate. The analysis still resulted in the fair value of the reporting unit exceeding the carrying value. The Group further reconciled its estimated fair value of reporting unit to its market capitalization and considered that the reporting unit's carrying value would still be lower after a reasonable control premium is applied to the market capitalization. Based on the quantitative assessment, management determined the estimated fair value of the reporting unit exceeded its carrying value and no impairment loss was recorded for the years ended December 31, 2023 and 2024.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(n)Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

(o)Long-term investment, net

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

Management regularly evaluates the equity investments for impairment based on performance and financial position of the investees as well as other evidence of market value. Such evaluation includes, but not limited to, reviewing the investees’ cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the consolidated statements of operations and comprehensive loss equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. For the years ended December 31, 2022, 2023 and 2024, RMB20.9 million, nil and nil were recognized as impairment losses, respectively.

(p)Derivative instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group’s balances of cash and cash equivalents and term deposits denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in fair value change of financial instruments in the statements of operations and comprehensive loss. The Group did not hold any such instruments as of December 31, 2023 and 2024. For years ended December 31, 2022, 2023 and 2024, a loss of RMB145.2 million, nil and nil were recorded in fair value change of financial instruments, respectively.

(q)Leases

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(q)Leases (Continued)

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

(r)Revenue recognition

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

(r)Revenue recognition (Continued)

Paid membership services

The Group generates revenue through paid membership services on its community where users pay a membership fee to access premium content library for a fixed time period. The Group is determined to be the primary obligor and accordingly, the Group records revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.

The Group offers a membership service which provides subscription members’ access right to premium content. Membership periods generally range from one month to twelve months. Membership service represents a stand ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as the Group provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.

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

Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from retail purchases is not significant for the years ended December 31, 2022, 2023 and 2024.

The Group also provides discount coupons to its customers for use in purchasing online paid contents and treated as a reduction of consideration.

Marketing services

The Group derives its marketing services revenues principally from advertising services and content-commerce solution services.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(r)Revenue recognition (Continued)

Cost-per-mille (“CPM”) model

Under the CPM model, the unit price for each display is fixed and stated in the contract with customers or auction-based. The Group charges merchants and brands when the advertisements are displayed. The Group recognizes revenue based on the unit prices and the number of displays upon occurrence of display, provided all revenue recognition criteria have been met.

Cost-by-click (“CPC”) model

Under the CPC model, the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is determined after bidding, the Group recognizes revenue based on clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

Cost-per-day (“CPD”) model

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

Vocational training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. The Group’s vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as a contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group’s other revenues are primarily generated from the sales of the Group’s private label products and book series, and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(r)Revenue recognition (Continued)

Nonmonetary transactions

The Group enters into nonmonetary transactions with certain advertising service providers whereby each party of these transactions would place counter parties’ advertisement on their own platform. Revenue from these nonmonetary transactions is recognized when an advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The amount of revenue recognized for nonmonetary transactions was not material for the years ended December 31, 2022, 2023 and 2024.

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

(s)Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost, and other direct costs related to the operation of business. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

(t)Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. For the years ended December 31, 2022, 2023 and 2024, advertising expenses were RMB967.4 million, RMB721.9 million and RMB350.4 million, respectively.

(u)General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with these functions such as depreciation of related facilities and equipment, traveling and general expenses, professional service fees and other related expenses.

(v)Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses, expenses incurred for new technology and product development and product enhancements, rental expenses incurred associated with research and development departments.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(v)Research and development expenses (Continued)

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

(w)Share-based compensation

Under the 2012 incentive compensation plan (the “2012 incentive plan”) and the 2022 incentive plan (the “2022 incentive plan”), collectively the “Zhihu Employee Incentive Plan” or the “Plan”, share-based compensation benefits are granted to employees, including share options and restricted shares. The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 13.

Prior to the completion of the IPO, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share options on the grant date using binomial option-pricing model is affected by the fair value of the Company’s ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any. The determination of estimated fair value of restricted shares is based on the fair value of the Company’s ordinary shares on the grant date. The market price of the Company’s publicly traded ADSs is used as an indicator of fair value for the Company’s ordinary shares.

The fair value of share-based compensation benefits granted under the Plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the share-based compensation benefits granted.

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

(x)Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions. For the years ended December 31, 2022, 2023 and 2024, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB216.2 million, RMB236.6 million and RMB202.5 million for the years ended December 31, 2022, 2023 and 2024, respectively. The total balances of such employee benefit including the accrual for estimated underpaid amounts were approximately RMB70.7 million and RMB53.2 million as of December 31, 2023 and 2024, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(y)Taxation

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

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits as of and for the years ended December 31, 2022, 2023 and 2024, respectively.

(z)Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

(aa)Net loss per share

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(aa)Net loss per share (Continued)

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury stock. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares are calculated using as if converted method or the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

(ab)Statutory reserves

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

The Group made nil, RMB2.7 million and nil appropriations to its statutory reserve fund for the years ended December 31, 2022, 2023 and 2024, respectively. Due to the disposal of a subsidiary, the appropriations to its statutory reverse fund decreased by RMB2.2 million for the year ended December 31, 2024.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(ac)Business combination and noncontrolling interests

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

(ad)Comprehensive (loss)/income

Comprehensive (loss)/income is defined to include all changes in equity of the Group during a year arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other accumulated comprehensive (loss)/income, as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ae)Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Refer to Note 15 for details.

(af)Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”). Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s CODM has been identified as the Chief Executive Officer.

The Group’s CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

The Group’s CODM does not review any information regarding total assets on a reportable segment basis. For the operating results of segment provided to and reviewed by the Group’s CODM, please refer to the consolidated statements of operations and comprehensive loss.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(ag)Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update is effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 did not have a material impact on disclosures in the Group’s on its consolidated financial statements.

(ah)Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No.2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income -Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.    Concentrations and Risks

(a)Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2% in 2021.The depreciation of the RMB against the US$ was approximately 9%, 2% and 1% in 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b)Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, restricted cash, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of December 31, 2023 and 2024 substantially all of the Group’s cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Concentrations and Risks (Continued)

(b)Credit and concentration risk (Continued)

Trade receivables are typically unsecured and are generally derived from customers. No customer represented greater than 10% of the Group’s total revenues for the years ended December 31, 2022, 2023 and 2024. Two customers accounted for greater than 10% of the Group’s trade receivables as of December 31, 2023 and 2024.

No supplier represented greater than 10% of the Group’s total purchases for the years ended December 31, 2022, 2023 and 2024. One supplier and no supplier accounted for greater than 10% of the Group’s accounts payable as of December 31, 2023 and 2024, respectively.

(c)Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, term deposits, short-term investments and restricted cash denominated in RMB that are subject to such government controls amounted to RMB3,165.8 million and RMB2,807.9 million as of December 31, 2023 and 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

4.    Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Deductible input value-added tax	21,272	4,994
Prepayment for promotion and advertising expense and other operation expenses	63,322	37,019
Other receivables related to exercise of share options and vesting of restricted shares	13,577	5,332
Prepaid content costs	28,857	32,764
Interest income receivables	30,257	23,624
Rental and other deposits	35,689	22,666
Inventories	22,186	30,957
Others	16,856	6,090
Total	232,016	163,446

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.    Short-term Investments

As of December 31, 2023 and 2024, the Group’s short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. The following is a summary of short-term investments (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Structured deposits	330,754	2,000
Wealth management products	1,439,068	536,816
Total	1,769,822	538,816

During the years ended December 31, 2022, 2023 and 2024, the Group recorded investment income related to short-term investments of RMB70.4 million, RMB41.7 million and RMB60.5 million in the consolidated statements of operations and comprehensive loss, respectively.

6.    Property and equipment, net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Electronic equipment	18,084	17,363
Office equipment and furniture	7,686	6,706
Leasehold improvements	19,384	21,471
Total	45,154	45,540
Less: Accumulated depreciation	(34,305)	(37,050)
Net book value	10,849	8,490

Depreciation expenses were RMB5.6 million, RMB4.8 million and RMB4.8 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    Intangible assets, net (Continued)

	As of December 31, 2024
	Gross	Accumulated	Net
	carrying value	amortization	carrying value
	RMB	RMB	RMB
Software	6,516	(2,429)	4,087
License	54,905	(54,905)	—
Content	38,300	(25,223)	13,077
Brand name	48,000	(13,817)	34,183
Technology	7,500	(4,313)	3,187
Others	9	(9)	—
Total	155,230	(100,696)	54,534

Amortization expenses were RMB21.5 million, RMB20.1 million and RMB17.1 million for the years ended December 31, 2022, 2023 and 2024, respectively. No impairment charge was recognized for any of the years presented.

As of December 31, 2024, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

RMB
2025	14,612
2026	11,182
2027	6,825
2028	5,394
2029	5,146
Thereafter	11,375
Total	54,534

8.    Lease

The Group’s leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied the available practical expedient to not recognize short-term leases with lease terms of one year or less on the consolidated balance sheets.

As of December 31, 2023 and 2024, the Group recorded right-of-use assets of approximately RMB40.2 million and RMB7.2 million and lease liabilities of approximately RMB45.7 million and RMB19.1 million, respectively, for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year Ended December 31,
	2023	2024
	RMB	RMB
Cash payments for operating leases	48,613	29,962
Right-of-use assets obtained in exchange for operating lease liabilities	27,853	3,735

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Lease (Continued)

Future lease payments under operating leases as of December 31, 2024 were as follows (in thousands):

RMB
2025	17,512
2026	1,427
2027	451
Total future lease payments	19,390
Less: imputed interest	(259)
Total lease liabilities	19,131

The weighted-average remaining lease term was 0.92 years and 0.57 years as of December 31, 2023 and 2024, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2023 and 2024 was 4.75% and 4.75%, respectively.

Operating lease expenses for the years ended December 31, 2022, 2023 and 2024 was RMB54.3million, RMB58.4 million and RMB35.4 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2022, 2023 and 2024 were RMB2.4 million, RMB5.8 million and RMB6.9 million, respectively.

No lease contract was early terminated for the years ended December 31, 2022. The right-of-use assets early terminated for the years ended December 31, 2023 and 2024 were RMB32.5 million and RMB2.3 million, respectively. The lease liabilities early terminated for the years ended December 31, 2023 and 2024 were RMB32.4 million and RMB1.7 million, respectively.

As of December 31, 2024, the Group had entered into 2 additional operating leases primarily for corporate offices of RMB69.8 million, which have not yet commenced. The related right of use assets and lease liabilities of approximately RMB65.3 million and RMB65.3 million, respectively, will be recorded in the consolidated balance sheets upon the commencement of the leases. The operating leases will commence at the beginning of 2025 with lease terms of 3 years.

9.    Taxation

(a)Value-added tax (“VAT”)

The Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b)Income taxes

Composition of income tax

The current income tax expenses/(benefits) for the years ended December 31, 2022, 2023 and 2024 are as follows (in thousands):

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Current income tax expenses/(benefits)	16,583	15,638	(6,366)
Deferred income tax benefits	(2,400)	(3,806)	(3,025)
Total	14,183	11,832	(9,391)

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Taxation (Continued)

(b)Income taxes (Continued)

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

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Two subsidiaries, two subsidiaries and three subsidiaries of the Company were accredited as HNTEs and were entitled to a preferential income tax rate at 15% for the years ended December 31, 2022, 2023 and 2024, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. The tax years ended December 31, 2020 through 2024 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2024.

The following table presents a reconciliation of the income tax expenses computed by the statutory income tax rate to the Group’s income tax expenses/(benefits) of the year presented are as follows (in thousands):

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income tax computed at statutory EIT rate (25%)	(391,056)	(206,902)	(48,003)
Permanent differences (1)	47,981	(96,793)	(92,205)
Effect of different tax jurisdictions	20,714	(20,216)	(23,568)
Effect of preferential tax rate	151,971	98,329	27,031
Change in deferred tax assets valuation allowance	184,573	237,414	127,354
Income tax expenses/(benefits)	14,183	11,832	(9,391)

(1)	The permanent differences mainly consist of additional deduction for research and development expenditures and non-deductible expenses.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Taxation (Continued)

(b)Income taxes (Continued)

China (Continued)

The following table sets forth the effect of preferential tax rate on the PRC operations (in thousands except per share data):

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Tax holiday effect	151,971	98,329	27,031
Basic and diluted net loss per share effect	0.50	0.33	0.10

(c)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of the years presented (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	679,789	841,217
Advertising and promotion expenses in excess of deduction limit	310,560	272,138
Provision of allowance for expected credit losses	31,140	37,896
Payroll and expense accrued	9,145	6,737
Less: valuation allowance	(1,030,634)	(1,157,988)
Total deferred tax assets, net	—	—

Deferred tax liabilities:
Acquired intangible assets	22,574	6,830
Total deferred tax liabilities	22,574	6,830

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Taxation (Continued)

(c)Deferred tax assets and liabilities (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	2023	2024
	RMB	RMB
Deferred tax assets:
Balance as of January 1,	(793,220)	(1,030,634)
Change of valuation allowance	(237,414)	(127,354)
Balance as of December 31,	(1,030,634)	(1,157,988)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration year for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2024, certain entities in mainland China of the Group had net operating tax loss carry forwards, if not utilized, which would expire as follows (in thousands):

RMB
Loss expiring in 2025	145,702
Loss expiring in 2026	297,320
Loss expiring in 2027	200,240
Loss expiring after 2027	4,681,447
Total	5,324,709

(d)Withholding income tax

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

To the extent that subsidiaries and VIEs and the subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2022, 2023 and 2024, the Company did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC, as there were no distributable earnings that could be paid outside of the PRC.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.  Other Current Liabilities

The following is a summary of other current liabilities as of December 31, 2023 and 2024 (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Payable of deposits	19,889	18,621
Accrued VAT tax payable	55,592	43,544
Payable to the users	9,989	22,665
Payable of employee benefits	8,617	8,326
Consideration and contingent consideration payables for acquisitions	29,991	—
Reimbursement from the depositary bank	43,513	28,754
Others	4,152	10,045
Total	171,743	131,955

11.  Contract Liabilities

Contract liabilities primarily relate to the payments received for marketing services, paid membership service and vocational training in advance of revenue recognition. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB215.5 million, RMB319.3 million and RMB279.9 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

On May 10, 2024, the Company effected a change in the ratio of our ADSs to Class A ordinary shares from two ADSs representing one Class A ordinary share to a new ratio of one ADS representing three Class A ordinary shares.

13.  Share-based Compensation

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer and other employees of the Company and its affiliates. In June 2022, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officer, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is the sum of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of options, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares.

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

Majority of the share options shall be subject to different vesting schedules of three, three and a half or four years from the vesting commencement date, subject to the participant continuing to be an employee through each vesting date. For vesting schedule of three years, 25% of the granted share options are vested on the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months. For vesting schedule of three and a half years, 25% of the granted share options are vested on the 6-month anniversary of the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months. For vesting schedule of four years, 25% of the granted share options are vested on the first anniversary from the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months or vested in equal yearly installments over the following three years. Majority of the restricted shares shall be vested in equal yearly installments over the four years from the vesting commencement date.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  Share-based Compensation (Continued)

Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2022, 2023 and 2024:

			Weighted
		Weighted	Average
	Number of	Average Exercise	Remaining	Aggregate
	options	Price	Contractual Life	Intrinsic Value
	(in thousands)	US$		(US$ in
				thousands)
Outstanding as of January 1, 2022	21,184	1.10	6.39	211,515
Granted	—	—
Exercised	(14,289)	0.32
Forfeited	(857)	2.89
Outstanding as of December 31, 2022	6,038	2.68	6.08	6,838

Outstanding as of January 1, 2023	6,038	2.68	6.08	6,838
Granted	—	—
Exercised	(1,888)	0.37
Forfeited	(314)	1.37
Outstanding as of December 31, 2023	3,836	3.88	5.44	992

Outstanding as of January 1, 2024	3,836	3.88	5.44	992
Granted	—	—
Exercised	(365)	0.02
Forfeited	(47)	1.76
Outstanding as of December 31, 2024	3,424	4.32	4.29	141

Exercisable as of December 31, 2024	3,404	4.32	4.27	96

No options were granted for the years ended December 31, 2022, 2023 and 2024. The total intrinsic value of share options exercised was US$65.0 million, US$4.1 million and US$0.5 million for the years ended December 31, 2022, 2023 and 2024, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.  Share-based Compensation (Continued)

Restricted shares activities

The following table presents a summary of the Company’s restricted shares activities for the years ended December 31, 2022, 2023 and 2024:

		Weighted Average
	Number of	Grant Date
	Restricted shares	Fair Value
	(in thousands)	US$
Unvested as of January 1, 2022	1,481	22.22
Granted	20,116	4.11
Vested	(738)	12.90
Forfeited	(1,543)	9.33
Unvested as of December 31, 2022	19,316	4.75

Unvested as of January 1, 2023	19,316	4.75
Granted	11,747	2.55
Vested	(3,012)	4.46
Forfeited	(5,513)	3.66
Unvested as of December 31, 2023	22,538	3.91

Unvested as of January 1, 2024	22,538	3.91
Granted	10,580	1.40
Vested	(3,604)	3.02
Forfeited	(6,531)	2.79
Unvested as of December 31, 2024	22,983	3.21

As of December 31, 2024, the weighted average remaining contractual life of outstanding restricted shares is 8.23 years.

Valuation

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

After the completion of the IPO, the fair value of the share-based compensation awards is estimated based on the fair value of the underlying ordinary shares at the grant date.

The total expenses recognized in profit or loss in respect of the share-based compensation under the Plan was RMB350.9 million, RMB115.4 million and RMB45.0 million for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, total unrecognized compensation expenses under the Plan granted after 2013 were US$12.8 million, which is expected to be recognized over a weighted average period of 1.8 years.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.  Net Loss Per Share

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2022, 2023 and 2024. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the Year Ended December 31,
	2022	2023	2024
Numerator (RMB in thousands):
Net loss	(1,578,403)	(839,528)	(168,967)
Net income attributable to noncontrolling interests	(2,754)	(4,113)	(2,835)
Net loss attributable to ordinary shareholders	(1,581,157)	(843,641)	(171,802)

Denominator:
Weighted average number of ordinary shares outstanding, basic	304,836,318	299,132,894	273,560,865
Weighted average number of ordinary shares outstanding, diluted	304,836,318	299,132,894	273,560,865
Net loss per share, basic (RMB)	(5.19)	(2.82)	(0.63)
Net loss per share, diluted (RMB)	(5.19)	(2.82)	(0.63)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Year Ended December 31,
	2022	2023	2024
Share options and restricted shares	5,144,513	3,130,720	1,034,425

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.  Treasury Stock

On June 10, 2022, the Company’s annual general meeting approved a share repurchase program of up to US$100 million for the next 12 months. On June 30, 2023, the Company’s annual general meeting approved to extend the share repurchase program until June 10, 2024.The share repurchase program was extended until June 26, 2025, which was approved by the Company’s annual general meeting held on June 26, 2024. As of December 31, 2024, the Company has repurchased a total of 31.1 million Class A ordinary shares on both the New York Stock Exchange and the HKEX under the program for a total consideration of US$66.5 million (RMB485.6 million), and these repurchased shares were canceled as of December 31, 2024. In addition, as of December 31, 2024, the Company has repurchased a total of 11.1 million Class A ordinary shares for a total consideration of US$17.8 million (RMB129.7 million) to be utilized upon vesting of restricted shares in future.

In addition, the Company conducted an all cash tender offer and repurchased a total of 33,016,016 Class A ordinary shares tendered (including 19,877,118 Class A ordinary shares in the form of 6,625,706 ADSs) for a total consideration of approximately US$38.5 million (RMB281.0 million). These shares were repurchased and canceled on November 8, 2024.

16.  Commitments and Contingencies

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of December 31, 2024 are disclosed in Note 8.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.

17.  Fair Value Measurement

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, other current liabilities and other non-current liabilities.

(a)Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2024 (in thousands):

		Fair value measurement at
		reporting date using
		Quoted Prices
	Fair Value as of	in Active Market	Significant Other	Unobservable
	December 31,	for Identical	Observable	inputs
Items	2024	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets
Short-term investments	538,816	—	538,816	—

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.  Fair Value Measurement (Continued)

(a)Assets and liabilities measured at fair value on a recurring basis (Continued)

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

Short-term investments

As of December 31, 2023 and 2024, the Group’s short-term investments consisted of wealth management products and structured deposits, the rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

Contingent consideration payables for acquisitions

The Group’s estimated liability for contingent consideration payables for our acquisitions measured at fair value (see Note (21)). The contingent consideration payables are included in other current liabilities and other non-current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration payables using an expected cash flow method with unobservable inputs of probabilities of successful achievements of certain specified conditions post- acquisition, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. For years ended December 31, 2022, 2023 and 2024, the Group recognized a loss of RMB31.5 million, a loss of RMB5.2 million and a gain of RMB78.4 million of fair value changes for the contingent consideration payables and recorded in fair value change of financial instruments in the statement of operations and comprehensive loss, respectively.

Other financial instruments

Trade receivables, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature.

(b)Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures the equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge was to be recognized. The equity investment accounted for using the measurement alternative is generally not categorized in the fair value hierarchy. As of December 31, 2022, the equity investment was measured using significant unobservable inputs (Level 3) and written down from its carrying value to fair value, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee company, with impairment charges incurred and recorded in earnings for the year ended December 31, 2022. And no measurement event occurred during the years ended December 31, 2023 and 2024. The equity securities without readily determinable fair value were RMB44.6 million and RMB51.2 million as of December 31, 2023 and 2024. The Group recognized impairment charges of 20.9 million, nil and nil for the equity investment for the years ended December 31, 2022, 2023 and 2024, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.  Fair Value Measurement (Continued)

(b)Assets and liabilities measured at fair value on a nonrecurring basis (Continued)

The Group’s other non-financial assets, such as intangible asset, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. No impairment charges of these assets arising from our acquisitions was recognized for the years ended December 31, 2022, 2023 and 2024.

18.  Related Party Transactions

During the years presented, other than disclosed elsewhere, the Group mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the “Tencent Group”)	A shareholder that has significant influence over the Group
Kuaishou Technology and its subsidiaries (the “Kuaishou Group”)	A shareholder that has significant influence over the Group
Beijing ModelBest Intelligent Technology Co., Ltd. (“Mianbi”) and its subsidiaries	An investee of the Group
Beijing Radio and Television Station (“BRTS”)	A shareholder of the Company’s VIE

(a)Significant transactions with related parties

The following table presents significant transactions with related parties for the years ended December 31, 2022, 2023 and 2024 (in thousands):

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Services purchased from related parties
Tencent Group (i)	137,715	28,822	25,858
Kuaishou Group (ii)	14,373	10,837	60,112
BRTS	—	—	5,660

Services provided to related parties
Tencent Group (iii)	25,741	29,174	16,500
Kuaishou Group (iii)	14,779	5,437	11,658
Mianbi	—	536	2,672

(i)	Services purchased from Tencent Group primarily related to cloud and bandwidth services.
(ii)	Services purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.
(iii)	Services provided to Tencent Group and Kuaishou Group primarily related to marketing services.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.  Related Party Transactions (Continued)

(b)Balances with related parties

The following table presents balances with related parties as of December 31, 2023 and 2024 (in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Amount due from related parties
Tencent Group	2,260	6,601
Kuaishou Group	2,492	11,313
Mianbi (i)	13,567	23,674

Amount due to related parties
Tencent Group	7,237	4,863
Kuaishou Group	4,174	1,962
Mianbi (ii)	14,621	—

(i)The balance mainly represents expenditures paid by the Group on behalf of Mianbi.

(ii)The balance represents the long-term investment consideration payable to Mianbi, which is non-trade in nature.

Other than the amount due to Mianbi, the transactions and balances with related parties are all trade in nature.

19.  Segment Information

The Group’s organizational structure is based on a number of factors that the Group’s CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group’s operating segments are based on such organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

The accounting policies of the single segment are the same as described in the significant accounting policies. The Group’s CODM reviews cost and expenses at the consolidated level as disclosed in the consolidated statements of operations and comprehensive loss. Key revenue streams are as below (in thousands):

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Marketing services (i)	1,956,480	1,652,992	1,247,092
Paid membership	1,230,804	1,826,557	1,761,978
Vocational training	248,266	565,585	468,111
Others	169,369	153,755	121,724
Total revenues	3,604,919	4,198,889	3,598,905

(i)

The Group reported revenues generated from advertising and content-commerce solutions collectively as “marketing services revenue” to better present the Group’s business and results of operation in line with the Group’s overall strategies during the year ended December 31, 2023, the revenue of marketing services for the year ended December 31, 2022 have been retrospectively re-classified.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.  Segment Information (Continued)

Substantially all revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

20.  Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, with restricted portions amounted to approximately RMB2,331.1 million and RMB2,078.2 million of the Company’s total consolidated net assets, as of December 31, 2023 and 2024, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIEs and their subsidiaries to satisfy any obligations of the Company.

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

21.  Business combination

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

21.  Business combination (Continued)

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.  Business combination (Continued)

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

In April 2024, the Group disposed all of its equity interest held in Xi’an Zhifeng with a total cash consideration of RMB35.6 million. As a result, Xi’an Zhifeng was deconsolidated and a gain of RMB4.9 million was recognized in investment income in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2024.

22.  Subsequent Event

No subsequent event which had a material impact on the Company was identified through the date of issuance of the consolidated financial statements.

23.  Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2023 and 2024.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(a)Condensed balance sheets of Zhihu Inc.

	As of December 31,
	2023	2024	2024

	RMB in thousands		US$ in
			thousands
ASSETS
Current assets:
Cash and cash equivalents	2,871	37,711	5,166
Term deposits	70,827	70,378	9,642
Amounts due from subsidiaries and VIEs and VIEs’ subsidiaries	45,778	2,814	386
Prepayments and other current assets	19,277	7,759	1,063
Total current assets	138,753	118,662	16,257

Non-current assets:
Investments in subsidiaries	4,578,292	4,139,841	567,156
Total non-current assets	4,578,292	4,139,841	567,156

Total assets	4,717,045	4,258,503	583,413

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued liabilities	11,344	29,858	4,091
Other current liabilities	46,226	31,966	4,379
Amounts due to subsidiaries and VIEs and VIEs’ subsidiaries	59,665	60,556	8,296
Total current liabilities	117,235	122,380	16,766

Total liabilities	117,235	122,380	16,766

Shareholders’ equity:
Ordinary shares (US$0.000125 par value)	241	203	28
Treasury stock	(161,637)	(112,057)	(15,352)
Additional paid-in capital	13,487,371	13,113,010	1,796,476
Statutory reserve	2,680	435	60
Accumulated other comprehensive (loss)/income	(20,551)	12,383	1,696
Accumulated deficit	(8,708,294)	(8,877,851)	(1,216,261)
Total shareholders’ equity	4,599,810	4,136,123	566,647
Total liabilities and shareholders’ equity	4,717,045	4,258,503	583,413

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)Condensed statements of operations and comprehensive loss of Zhihu Inc.

	For the Year Ended December 31,
	2022	2023	2024	2024

	RMB in thousands			US$in
				thousands
Operating expenses:
General and administrative expenses	(79,908)	(45,625)	(41,861)	(5,736)
Total operating expenses	(79,908)	(45,625)	(41,861)	(5,736)

Loss from operations	(79,908)	(45,625)	(41,861)	(5,736)
Other (expenses)/income:
Interest income	1,027	5,105	8,559	1,173
Exchange gains	516	138	8	1
Investment income	—	—	13	2
Share of loss of subsidiaries	(1,502,792)	(816,004)	(181,878)	(24,917)
Others, net	—	12,745	43,357	5,940

Net loss	(1,581,157)	(843,641)	(171,802)	(23,537)

Net loss attributable to Zhihu Inc.’s shareholders	(1,581,157)	(843,641)	(171,802)	(23,537)

Net loss	(1,581,157)	(843,641)	(171,802)	(23,537)
Other comprehensive income:
Foreign currency translation adjustments	273,310	45,257	32,934	4,511
Total other comprehensive income	273,310	45,257	32,934	4,511

Total comprehensive loss	(1,307,847)	(798,384)	(138,868)	(19,026)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(1,307,847)	(798,384)	(138,868)	(19,026)

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(c)Condensed statements of cash flows of Zhihu Inc.

	For the Year Ended December 31,
	2022	2023	2024	2024

	RMB in thousands			US$ in
				thousands
Net cash (used in)/provided by operating activities	(51,752)	(44,388)	18,577	2,545
Purchases of term deposits	—	(72,054)	(69,150)	(9,474)
Proceeds from withdrawal of term deposits	—	—	71,006	9,728
Purchases of short-term investments	—	—	(35,679)	(4,888)
Proceeds of maturities of short-term investments	—	—	35,582	4,875
Repayment from subsidiaries of investment	256,942	284,017	670,696	91,885
Investment in subsidiaries	—	—	(258,192)	(35,372)
Net cash provided by investing activities	256,942	211,963	414,263	56,754
Proceeds received from employees in relation to share options	19,612	4,513	1,158	159
Payments for repurchase of shares	(127,962)	(369,569)	(400,707)	(54,897)
Net cash used in financing activities	(108,350)	(365,056)	(399,549)	(54,738)
Effect of exchange rate changes on cash and cash equivalents	5,745	3,340	1,549	212
Net increase/(decrease) in cash and cash equivalents	102,585	(194,141)	34,840	4,773
Cash and cash equivalents at beginning of year	94,427	197,012	2,871	393
Cash and cash equivalents at ending of year	197,012	2,871	37,711	5,166