Form 20-F
period 2025-12-31
Zhihu Inc.
filed 2026-04-17
CIK 1835724

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 249,007,733 Class A ordinary shares (excluding 5,408,373 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value US$0.000125 per share, and 15,446,778 Class B ordinary shares, par value US$0.000125 per share, as of December 31, 2025.

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

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9931 to US$1.00, which was the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

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

PART I

Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.KEY INFORMATION

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

Zhihu Inc. is a Cayman Islands holding company with no equity ownership in its VIEs and their subsidiaries and not a Chinese operating company. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their nominee shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Revenues contributed by the VIEs accounted for 58.3%, 63.8% and 68.7% of our total revenues in 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “our company,” or “Zhihu” refers to Zhihu Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China, including Zhizhe Tianxia, Shanghai Pinzhi, and Wuhan Xinyue. Investors in the ADSs are not purchasing any equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

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

There are also uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, registrations, or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022, 2023 and 2024 and do not expect to be so identified after we file this annual report on Form 20-F.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our PRC subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, as advised by Global Law Office, our PRC legal counsel, except as disclosed in this annual report and subject to the uncertainties with respect to the interpretation and application of PRC laws, regulations, and policies, our PRC subsidiaries, the VIEs, and the VIEs’ subsidiaries have obtained the requisite licenses, permits, filings, and approvals from the PRC government authorities that are material for their business operations in China, including, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, Internet News Information Licenses, Internet Cultural Business Licenses, Radio and Television Program Production and Operation Licenses, Publication Operation Licenses, Filing Certificate for Internet Medicines and Medical Appliances Information Service, Internet Audio-Visual Program Transmission License, Commercial Performance License, Private School Operating License and the Filing Certificate of Food Operation. And the Internet Religious Information Service License has expired on August 25, 2025, and we are in the process of applying for renewal of such license. There is uncertainty as to whether we will be able to renew such licenses. However, given the uncertainties of interpretation and implementation of the laws and regulations and the enforcement practice by government authorities, we cannot assure you that our PRC subsidiaries and the VIEs have obtained all the permits or licenses required for conducting businesses in China. And we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. We cannot assure you that we will be able to obtain such additional licenses, permits, qualifications, or approvals in a timely manner, or at all. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.”

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

The VIEs may transfer cash to the relevant WFOE by paying service fees according to the exclusive business cooperation agreement or exclusive technology development, consultancy and services agreements. In 2023, 2024 and 2025, the total amount of such service fees that VIEs paid to the relevant WFOE under the applicable agreements was RMB834.5 million, RMB695.9 million and RMB595.4 million (US$85.1 million), respectively.

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2023, 2024 and 2025, the total amount of such restriction to which our PRC subsidiaries and the VIEs and their subsidiaries are subject was RMB2.3 billion, RMB2.1 billion and RMB1.1 billion (US$156.8 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business or financial condition.”

Under PRC laws, Zhihu Inc. may fund its PRC subsidiaries only through capital contributions or loans, and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2023, 2024 and 2025, the aggregate amount of capital contribution by Zhihu Inc. to its intermediate holding companies and subsidiaries was RMB10.0 billion, RMB9.6 billion and RMB9.2 billion (US$1.3 billion), respectively, and the outstanding balance of the principal amount of loans to the VIEs and their subsidiaries was RMB51.7 million, RMB51.7 million and RMB51.7 million (US$7.4 million), respectively.

In 2023, 2024 and 2025, no assets other than cash were transferred through our organization.

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

A.[Reserved]

Selected Financial Data

The following selected consolidated statements of operations data and selected consolidated statements of cash flow data for the years ended December 31, 2023, 2024 and 2025, and the selected consolidated balance sheets data as of December 31, 2024 and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our audited consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of operations data for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Operations Data:
Revenues	4,198,889	3,598,905	2,749,004	393,103
Cost of revenues	(1,903,041)	(1,418,076)	(1,101,259)	(157,478)
Gross profit	2,295,848	2,180,829	1,647,745	235,625
Selling and marketing expenses	(2,048,090)	(1,599,186)	(1,252,274)	(179,073)
Research and development expenses	(901,452)	(732,553)	(524,996)	(75,073)
General and administrative expenses	(418,531)	(330,173)	(251,419)	(35,952)
Impairment of goodwill	—	—	(126,344)	(18,067)
Total operating expenses	(3,368,073)	(2,661,912)	(2,155,033)	(308,165)
Loss from operations	(1,072,225)	(481,083)	(507,288)	(72,540)
Investment income	41,695	65,441	231,864	33,156
Interest income	158,671	114,964	71,542	10,230
Fair value change of financial instruments	(5,170)	78,405	—	—
Exchange gains/(losses)	97	1,013	(233)	(33)
Others, net	49,236	42,902	30,641	4,382
Loss before income tax	(827,696)	(178,358)	(173,474)	(24,805)
Income tax (expenses)/benefits	(11,832)	9,391	(21,687)	(3,101)
Net loss	(839,528)	(168,967)	(195,161)	(27,906)
Net (income)/loss attributable to noncontrolling interests	(4,113)	(2,835)	2,260	323
Net loss attributable to Zhihu Inc.’s shareholders	(843,641)	(171,802)	(192,901)	(27,583)
Net loss per share
Basic	(2.82)	(0.63)	(0.80)	(0.11)
Diluted	(2.82)	(0.63)	(0.80)	(0.11)
Weighted average shares used in net loss per share
Basic	299,132,894	273,560,865	240,043,649	240,043,649
Diluted	299,132,894	273,560,865	240,043,649	240,043,649

The following table sets forth our selected consolidated balance sheets data as of the dates indicated.

	As of December 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	3,999,160	3,369,154	481,783
Term deposits	320,088	30,000	4,290
Short-term investments	538,816	840,938	120,253
Total current assets	5,484,634	4,732,003	676,668
Goodwill	126,344	—	—
Intangible assets, net	54,534	29,588	4,231
Total non-current assets	248,318	458,871	65,618
Total assets	5,732,952	5,190,874	742,286
Accounts payable and accrued liabilities	835,688	681,307	97,426
Salary and welfare payables	275,260	188,038	26,889
Contract liabilities	235,539	186,034	26,603
Total current liabilities	1,524,656	1,268,414	181,382
Net current assets	3,959,978	3,463,589	495,286
Total non-current liabilities	12,610	47,416	6,780
Total liabilities	1,537,266	1,315,830	188,162
Net assets	4,195,686	3,875,044	554,124
Total shareholders’ equity	4,195,686	3,875,044	554,124
Total liabilities and shareholders’ equity	5,732,952	5,190,874	742,286

The following table sets forth our selected consolidated statements of cash flow data for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Statements of Cash Flow
Net cash used in operating activities	(415,527)	(280,185)	(363,605)	(51,993)
Net cash (used in)/provided by investing activities	(1,681,140)	2,562,617	(116,301)	(16,632)
Net cash used in financing activities	(365,056)	(403,862)	(131,629)	(18,822)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	42,510	14,851	(18,293)	(2,617)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,419,213)	1,893,421	(629,828)	(90,064)
Cash, cash equivalents and restricted cash at the beginning of the year	4,525,852	2,106,639	4,000,060	572,001
Cash, cash equivalents and restricted cash at the end of the year	2,106,639	4,000,060	3,370,232	481,937

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2025
			WFOEs as
	Parent	Other	Primary	VIEs and its		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Inter-company revenues(1)(4)	—	91,242	977,625	4,674	(1,073,541)	—
Third-party revenues	—	841,745	18,284	1,888,975	—	2,749,004
Inter-company cost and operating expenses (1) (4)	—	(296,075)	(75,588)	(701,878)	1,073,541	—
Third-party cost and operating expenses	(22,159)	(705,830)	(1,198,449)	(1,329,854)	—	(3,256,292)
Operating loss	(22,159)	(68,918)	(278,128)	(138,083)	—	(507,288)
Other income, net	49,090	247,211	35,247	2,266	—	333,814
Loss of the VIEs	—	—	(129,032)	—	129,032	—
Share of loss of subsidiaries(2)	(219,832)	(378,663)	(6,868)	—	605,363	—
Loss before income tax	(192,901)	(200,370)	(378,781)	(135,817)	734,395	(173,474)
Income tax (expenses)/benefits	—	(26,330)	118	4,525	—	(21,687)
Net loss	(192,901)	(226,700)	(378,663)	(131,292)	734,395	(195,161)
Net loss attributable to non-controlling interests shareholders	—	—	—	2,260	—	2,260
Net loss attributable to Zhihu Inc.’s shareholders	(192,901)	(226,700)	(378,663)	(129,032)	734,395	(192,901)

	For the Year Ended December 31, 2024
			WFOEs as
	Parent	Other	Primary	VIEs and its		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	147,845	1,455,634	569	(1,604,048)	—
Third-party revenues	—	1,273,401	29,408	2,296,096	—	3,598,905
Inter-company cost and operating expenses (1)(4)	—	(785,368)	(83,414)	(735,266)	1,604,048	—
Third-party cost and operating expenses	(41,861)	(725,621)	(1,726,263)	(1,586,243)	—	(4,079,988)
Operating loss	(41,861)	(89,743)	(324,635)	(24,844)	—	(481,083)
Other income, net	51,937	180,273	43,851	26,664	—	302,725
Income of the VIEs	—	—	7,327	—	(7,327)	—
Share of (loss)/income of subsidiaries(2)	(181,878)	(264,207)	5,244	—	440,841	—
(Loss)/Income before income tax	(171,802)	(173,677)	(268,213)	1,820	433,514	(178,358)
Income tax (expenses)/benefits	—	(1,068)	4,006	6,453	—	9,391
Net (loss)/income	(171,802)	(174,745)	(264,207)	8,273	433,514	(168,967)
Net income attributable to non-controlling interests shareholders	—	(1,889)	—	(946)	—	(2,835)
Net (loss)/income attributable to Zhihu Inc.’s shareholders	(171,802)	(176,634)	(264,207)	7,327	433,514	(171,802)

	For the Year Ended December 31, 2023
			WFOEs as
	Parent	Other	Primary	VIEs and Their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Inter-company revenues(1)(4)	—	152,279	1,671,378	485	(1,824,142)	—
Third-party revenues	—	1,716,008	37,051	2,445,830	—	4,198,889
Inter-company cost and operating expenses (1)(4)	—	(814,448)	(106,363)	(903,331)	1,824,142	—
Third-party cost and operating expenses	(45,625)	(1,101,619)	(2,529,283)	(1,594,587)	—	(5,271,114)
Operating loss	(45,625)	(47,780)	(927,217)	(51,603)	—	(1,072,225)
Other income, net	17,988	128,371	77,868	20,302	—	244,529
Loss of the VIEs	—	—	(36,613)	—	36,613	—
Share of (loss)/income of subsidiaries(2)	(816,004)	(885,674)	4,294	—	1,697,384	—
Loss before income tax	(843,641)	(805,083)	(881,668)	(31,301)	1,733,997	(827,696)
Income tax expenses	—	(756)	(4,006)	(7,070)	—	(11,832)
Net loss	(843,641)	(805,839)	(885,674)	(38,371)	1,733,997	(839,528)
Net (income)/loss attributable to noncontrolling interests	—	(5,871)	—	1,758	—	(4,113)
Net loss attributable to Zhihu Inc.’s shareholders	(843,641)	(811,710)	(885,674)	(36,613)	1,733,997	(843,641)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2025
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Cash and cash equivalents	240,902	1,611,368	1,147,997	368,887	—	3,369,154
Term deposits	—	—	30,000	—	—	30,000
Short-term investments	71,279	530,495	184,363	54,801	—	840,938
Restricted cash	—	—	—	1,078	—	1,078
Trade receivables	—	277,704	3,091	77,203	—	357,998
Amounts due from related parties	—	5,574	5,648	14,348	—	25,570
Amounts due from Group companies(3)(4)	2,893	205,189	561,327	42,107	(811,516)	—
Prepayments and other current assets	9,727	23,414	19,051	55,073	—	107,265
Total current assets	324,801	2,653,744	1,951,477	613,497	(811,516)	4,732,003

Property and equipment, net	—	175	4,550	624	—	5,349
Intangible assets, net	—	7,259	3,538	18,791	—	29,588
Investment in subsidiaries(2)	3,583,957	1,388,737	31,374	—	(5,004,068)	—
Long-term investments, net	—	158,480	—	—	—	158,480
Term deposits	—	210,000	—	—	—	210,000
Right-of-use assets	—	8,434	27,323	6,306	—	42,063
Other non-current assets	—	7,738	4,734	919	—	13,391
Total non-current assets	3,583,957	1,780,823	71,519	26,640	(5,004,068)	458,871
Total assets	3,908,758	4,434,567	2,022,996	640,137	(5,815,584)	5,190,874

Accounts payable and accrued liabilities	13,934	354,229	158,733	154,411	—	681,307
Salary and welfare payables	—	22,069	159,129	6,840	—	188,038
Taxes payable	—	5,050	6,484	4,751	—	16,285
Contract liabilities	—	26,786	75	159,173	—	186,034
Amounts due to related parties	—	12,325	2,498	1,312	—	16,135
Amounts due to Group companies(3) (4)	59,435	252,453	120,328	379,300	(811,516)	—
Short term lease liabilities	—	5,131	13,419	2,832	—	21,382
Short-term borrowings	—	9,000	26,000	—	—	35,000
Other current liabilities	31,253	36,327	29,065	27,588	—	124,233
Total current liabilities	104,622	723,370	515,731	736,207	(811,516)	1,268,414
Long term lease liabilities	—	2,383	10,306	2,903	—	15,592
Deferred tax liabilities	—	27,174	—	—	—	27,174
Other non-current liabilities	—	—	—	4,650	—	4,650
Net deficit of the VIEs	—	—	108,222	—	(108,222)	—
Total non-current liabilities	—	29,557	118,528	7,553	(108,222)	47,416
Total liabilities	104,622	752,927	634,259	743,760	(919,738)	1,315,830
Total Zhihu Inc.’s shareholders’ equity/(deficit)	3,804,136	3,676,679	1,388,737	(108,222)	(4,957,194)	3,804,136
Noncontrolling interests	—	4,961	—	4,599	61,348	70,908
Total shareholders’ equity/(deficit)	3,804,136	3,681,640	1,388,737	(103,623)	(4,895,846)	3,875,044
Total liabilities and shareholders' equity/(deficit)	3,908,758	4,434,567	2,022,996	640,137	(5,815,584)	5,190,874

	As of December 31, 2024
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Cash and cash equivalents	37,711	2,068,524	1,396,034	496,891	—	3,999,160
Term deposits	70,378	179,710	70,000	—	—	320,088
Short-term investments	—	356,378	176,814	5,624	—	538,816
Restricted cash	—	—	—	900	—	900
Trade receivables	—	346,690	3,052	70,894	—	420,636
Amounts due from related parties	—	6,625	23,901	11,062	—	41,588
Amounts due from Group companies(3)(4)	2,814	341,967	658,629	47,479	(1,050,889)	—
Prepayments and other current assets	7,759	34,847	34,450	86,390	—	163,446
Total current assets	118,662	3,334,741	2,362,880	719,240	(1,050,889)	5,484,634

Property and equipment, net	—	364	7,670	456	—	8,490
Intangible assets, net	—	8,939	4,053	41,542	—	54,534
Goodwill	—	22,830	—	103,514	—	126,344
Net assets of the VIEs	—	—	12,393	—	(12,393)	—
Investment in subsidiaries(2)	4,139,841	1,723,737	37,832	—	(5,901,410)	—
Long-term investments, net	—	51,176	—	—	—	51,176
Right-of-use assets	—	4,831	—	2,320	—	7,151
Other non-current assets	—	195	50	378	—	623
Total non-current assets	4,139,841	1,812,072	61,998	148,210	(5,913,803)	248,318
Total assets	4,258,503	5,146,813	2,424,878	867,450	(6,964,692)	5,732,952

Accounts payable and accrued liabilities	29,858	355,730	241,575	208,525	—	835,688
Salary and welfare payables	—	16,490	245,659	13,111	—	275,260
Taxes payable	—	7,222	9,974	4,885	—	22,081
Contract liabilities	—	39,985	47	195,507	—	235,539
Amounts due to related parties	—	49	4,190	2,586	—	6,825
Amounts due to Group companies(3) (4)	60,556	446,579	153,012	390,742	(1,050,889)	—
Short term lease liabilities	—	3,342	11,903	2,063	—	17,308
Other current liabilities	31,966	43,049	34,781	22,159	—	131,955
Total current liabilities	122,380	912,446	701,141	839,578	(1,050,889)	1,524,656
Long term lease liabilities	—	1,738	—	85	—	1,823
Deferred tax liabilities	—	2,235	—	4,595	—	6,830
Other non-current liabilities	—	—	—	3,957	—	3,957
Total non-current liabilities	—	3,973	—	8,637	—	12,610
Total liabilities	122,380	916,419	701,141	848,215	(1,050,889)	1,537,266
Total Zhihu Inc.’s shareholders’ equity	4,136,123	4,225,433	1,723,737	12,393	(5,961,563)	4,136,123
Noncontrolling interests	—	4,961	—	6,842	47,760	59,563
Total shareholders’ equity	4,136,123	4,230,394	1,723,737	19,235	(5,913,803)	4,195,686
Total liabilities and shareholders’ equity	4,258,503	5,146,813	2,424,878	867,450	(6,964,692)	5,732,952

Selected Condensed Consolidated Statements of Cash Flow Data

	For the Year Ended December 31, 2025
			WFOEs as	VIEs and
	Parent	Other	Primary	their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)
Purchases of goods and services from Group companies	—	(333,678)	(70,551)	(626,872)	1,031,101	—
Other operating activities with Group companies	—	102,051	924,808	4,242	(1,031,101)	—
Other operating/administrative activities with external parties	17,866	176,809	(1,327,012)	768,732	—	(363,605)
Net cash provided by/(used in) operating activities	17,866	(54,818)	(472,755)	146,102	—	(363,605)
Purchases of short-term investments	(71,013)	(4,460,126)	(6,077,000)	(2,807,713)	—	(13,415,852)
Proceeds of maturities of short-term investments	—	4,314,036	6,085,368	2,765,045	—	13,164,449
Purchases of term deposits	(502,525)	(210,000)	(30,000)	—	—	(742,525)
Proceeds from withdrawal of term deposits	564,963	179,531	70,000	—	—	814,494
Investing activities with Group companies	361,367	223,231	47,290	6,376	(638,264)	—
Other investing activities with external parties	—	64,118	(636)	(349)	—	63,133
Net cash provided by/(used in) investing activities	352,792	110,790	95,022	(36,641)	(638,264)	(116,301)
Financing activities with Group companies	—	(369,407)	(31,570)	(237,287)	638,264	—
Payments for repurchase of shares	(167,060)	—	—	—	—	(167,060)
Proceeds from short-term borrowings	—	35,000	161,294	—	—	196,294
Repayment of short-term borrowings	—	(161,294)	—	—	—	(161,294)
Other financing activities with external parties	431	—	—	—	—	431
Net cash (used in)/provided by financing activities	(166,629)	(495,701)	129,724	(237,287)	638,264	(131,629)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(838)	(17,427)	(28)	—	—	(18,293)
Net increase/(decrease) in cash, cash equivalents and restricted cash	203,191	(457,156)	(248,037)	(127,826)	—	(629,828)
Cash, cash equivalents and restricted cash at beginning of the year	37,711	2,068,524	1,396,034	497,791	—	4,000,060
Cash, cash equivalents and restricted cash at end of the year	240,902	1,611,368	1,147,997	369,965	—	3,370,232

	For the Year Ended December 31, 2024
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from Group companies	—	(732,188)	(81,305)	(696,877)	1,510,370	—
Other operating activities with Group companies	—	82,305	1,428,065	—	(1,510,370)	—
Other operating/administrative activities with external parties	18,577	902,752	(1,923,578)	722,064	—	(280,185)
Net cash provided by/(used in) operating activities	18,577	252,869	(576,818)	25,187	—	(280,185)
Purchases of short-term investments	(35,679)	(2,956,230)	(4,919,879)	(1,202,944)	—	(9,114,732)
Proceeds of maturities of short-term investments	35,582	3,069,418	6,018,010	1,286,977	—	10,409,987
Purchases of term deposits	(69,150)	(534,223)	(70,000)	—	—	(673,373)
Proceeds from withdrawal of term deposits	71,006	1,881,449	—	—	—	1,952,455
Investing activities with Group companies	412,504	—	(18,142)	—	(394,362)	—
Other investing activities with external parties	—	(21,176)	(2,138)	11,594	—	(11,720)
Net cash provided by investing activities	414,263	1,439,238	1,007,851	95,627	(394,362)	2,562,617
Financing activities with Group companies	—	(412,504)	—	18,142	394,362	—
Payments for repurchase of shares	(400,707)	—	—	—	—	(400,707)
Proceeds from short-term borrowings	—	51,774	—	—	—	51,774
Repayment of short-term borrowings	—	(51,774)	—	—	—	(51,774)
Other financing activities with external parties	1,158	(4,513)	—	200	—	(3,155)
Net cash (used in)/provided by financing activities	(399,549)	(417,017)	—	18,342	394,362	(403,862)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,549	12,939	363	—	—	14,851
Net increase in cash, cash equivalents and restricted cash	34,840	1,288,029	431,396	139,156	—	1,893,421
Cash and cash equivalents at beginning of the year	2,871	780,495	964,638	358,635	—	2,106,639
Cash, cash equivalents and restricted cash at end of the year	37,711	2,068,524	1,396,034	497,791	—	4,000,060

	For the Year Ended December 31, 2023
			WFOEs as
	Parent	Other	Primary	VIEs and their		Consolidated
	Company	Subsidiaries	Beneficiaries	Subsidiaries	Eliminations	Total

	(RMB in thousands)

Purchases of goods and services from Group companies	—	(752,000)	(132,500)	(878,010)	1,762,510	—
Other operating activities with Group companies	—	176,010	1,586,500	—	(1,762,510)	—
Other operating/administrative activities with external parties	(44,388)	722,250	(2,187,123)	1,093,734	—	(415,527)
Net cash (used in)/provided by operating activities	(44,388)	146,260	(733,123)	215,724	—	(415,527)
Purchases of short-term investments	—	(992,252)	(6,110,000)	(431,000)	—	(7,533,252)
Proceeds of maturities of short-term investments	—	698,340	5,498,902	387,014	—	6,584,256
Purchases of term deposits	(72,054)	(2,605,540)	—	—	—	(2,677,594)
Proceeds from withdrawal of term deposits	—	2,047,915	—	—	—	2,047,915
Investing activities with Group companies	284,017	—	—	—	(284,017)	—
Other investing activities with external parties	—	(30,219)	(8,384)	(63,862)	—	(102,465)
Net cash used in investing activities	211,963	(881,756)	(619,482)	(107,848)	(284,017)	(1,681,140)
Financing activities with Group companies	—	(284,017)	—	—	284,017	—
Payments for repurchase of shares	(369,569)	—	—	—	—	(369,569)
Other financing activities with external parties	4,513	—	—	—	—	4,513
Net cash used in financing activities	(365,056)	(284,017)	—	—	284,017	(365,056)
Effect of exchange rate changes on cash and cash equivalents	3,340	38,602	568	—	—	42,510
Net (decrease)/ increase in cash and cash equivalents	(194,141)	(980,911)	(1,352,037)	107,876	—	(2,419,213)
Cash and cash equivalents at beginning of the year	197,012	1,761,406	2,316,675	250,759	—	4,525,852
Cash and cash equivalents at end of the year	2,871	780,495	964,638	358,635	—	2,106,639

Notes:

(1)	Intercompany sales of goods and services were eliminated at the consolidation level.
(2)	It represents the elimination of the investment among Zhihu Inc., other subsidiaries and the primary beneficiary of VIEs.
(3)	It represents the elimination of intercompany balances among Zhihu Inc., other subsidiaries, the primary beneficiary of VIEs, VIEs and VIEs’ subsidiaries.
(4)	For the years ended December 31, 2023, 2024 and 2025, VIEs have incurred RMB857.4 million, RMB670.6 million and RMB686.2 million (US$98.1 million) in fees related services provided by the WFOEs and WFOEs concurrently recognized same amounts as revenues, respectively. In the same periods, cash paid by VIEs to WFOEs for service fees were RMB834.5 million, RMB695.9 million and RMB595.4 million (US$85.1 million), respectively. Unsettled balance of such transactions was RMB136.2 million and RMB270.3 million (US$38.7 million) as of December 31, 2024 and 2025, respectively.

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

Risks Relating to Our Business and Industry

●	Our business depends on our ability to offer high-quality user-generated content for our users.
●	Our success depends on our ability to attract and maintain an engaged user base.
●	If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.
●	We have incurred net loss and negative operating cash flow in the past, which may continue in the future.
●	We may not be able to manage our growth effectively, which may compromise the success of our business.
●	We are subject to risks associated with financing activities and liquidity.
●	If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.
●	We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.
●	We operate in a highly competitive market, and may not be able to compete effectively.
●	If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.
●	Our investments in generative AI may not be commercially successful, and we face potential issues in the use of AI in our business operations.
●	Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in applicable industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the VIEs may fail to perform their obligations under our contractual arrangements.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.
●	The PRC laws, rules and regulations and their interpretation and enforcement may evolve quickly, which could have a material adverse effect on us.
●	The PRC government’s oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.
●	If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our ADSs and Class A Ordinary Shares

●	The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

Our success and continued growth are driven by our diverse and highly engaged user base, who exhibit a high level of engagement through active participation and contribution. We attract and retain users with high-quality content, and any decline in the breadth, depth, and quality of our content offerings may adversely affect our ability to maintain and further expand a large and engaged user base.

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

We have incurred net loss and negative operating cash flow in the past. In 2023, 2024 and 2025, we had net loss of RMB839.5 million, RMB169.0 million and RMB195.2 million (US$27.9 million) and negative operating cash flow of RMB415.5 million, RMB280.2 million and RMB363.6 million (US$52.0 million), respectively. We cannot assure you that we will be able to generate net profit or positive operating cash flow in the future. Our ability to achieve profitability and positive operating cash flow largely depends on our ability to grow our user base and enhance monetization, but we cannot assure you that we will be successful in these endeavors. We may continue to experience net loss and negative operating cash flow in the future due to increasing content and other costs, including those for commercial content, as well as our continued spending in growth and marketing and investments in technology, people, infrastructure, and new initiatives. Although we are disciplined about our costs and operating expenses and continue to undertake cost control measures, there can be no assurance that these measures will be effective, and our costs and operating expenses may continue to negatively affect our profitability. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic conditions, regulatory environment, or competitive dynamics in the industry. If we cannot effectively maintain or achieve revenue growth at scale, or if we are unable to achieve profitability or maintain and enhance our liquidity, our business, financial condition, and results of operations may be materially and adversely affected.

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

As we further expand our business, content offerings, and products and services, we may face challenges in relation to managerial resources, human resources, technological infrastructure, capital resources, and corporate culture. We cannot assure you that our current infrastructure, systems, procedures, and internal controls will be adequate to support our expanding operations, that we can maintain our collaborative corporate culture, or that we can continuously manage our relationships with third parties with success. If we fail to manage our expansion effectively, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

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

Revenues generated from our business side customers, such as marketing services revenue from merchants and brands, are crucial to our business. In 2023, 2024 and 2025, the revenues from marketing services accounted for 39.4%, 34.7% and 30.7% of our total revenue, respectively. We cannot assure you that we will be able to retain existing or attract new merchants and brands effectively. If the marketing budgets of merchants and brands decrease, or if they believe that they can achieve better returns elsewhere, we may experience a decline in their spending with us. Our competitors may provide better marketing services. If merchants and brands believe that their spending on online content communities do not generate expected returns, they may also switch to other internet channels such as search engines, news platforms, short video platforms, e-commerce platforms, and social media platforms, or other traditional channels such as television, newspapers, and magazines, and reduce or discontinue business with us. Among our marketing services, merchants and brands may find our online advertising to be ineffective to market their products and services, and competition may lead to a decrease in our fee rates. In addition, if the commercial content created through our marketing services does not appeal to or is not successfully distributed to the targeted audience, we may not attract sufficient merchants and brands or generate expected revenue. Moreover, merchants and brands may have limited experience in our services for commercial content and may not be able to utilize our solutions effectively to achieve expected commercial results or otherwise meet their expectation. Furthermore, some of the merchants and brands may have different budget allocation strategies, which may affect their spending on our marketing services. Failure to retain existing or attract new merchants and brands, to increase their spending with us, or to develop effective marketing services may materially and adversely affect our business, financial condition, and results of operations.

We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.

Our content-centric monetization strategies are evolving. We derive revenues primarily from marketing services, paid membership, and other services. We seek to maintain a delicate balance between our monetization needs and the necessity of maintaining a positive user experience on Zhihu with a reasonable level of presentation of marketing services. We also continue to identify monetization opportunities and introduce additional products and services. We may have limited experience in operating and achieving profitability in new business initiatives. If our new business initiatives or monetization strategies fail, we may not be able to maintain or increase our revenue or recover any associated costs, expenses, and other expenditures. If these new business initiatives fail to attract or retain users or to generate sufficient revenue to justify our investments, or if our marketing services significantly impedes user experience, our business, financial condition, and results of operations may be materially and adversely affected.

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

In addition, the regulatory and legal framework on AI in mainland China is evolving rapidly. In recent years, the PRC government authorities have released a series of laws and regulations related to artificial intelligence. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Artificial Intelligence.” These laws and regulations are relatively new, and the government authorities may introduce additional or more detailed laws and regulations to oversee the use of AI. Therefore, we may need to comply with more compliance requirements in the field of generative AI, which could increase our compliance costs. Besides our own investment and development in AI, we also cooperated with other AI companies to build up our technology capabilities and expand commercial potential, and such cooperation may involve risks and uncertainties in cyberseucirty, data compliance, and reputation of our platform.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017 and was later amended on on October 28, 2025, and provides that network operators must meet their cybersecurity obligations and must take technical measures and other necessary measures to protect the safety and stability of their networks. The Cybersecurity Law is still subject to interpretation by the PRC government authorities. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information” under the Cybersecurity Law and related data privacy and protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Information Security.”

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

On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regulating Cross-border Data Flow, effective on the same date. The provisions intend to replace the rules set forth in the Measures for the Security Assessment of Cross-Border Data Transmission that are inconsistent with the new provisions. Pursuant to the Provisions on Facilitating and Regulating Cross-border Data Flow, a data processor intending to implement outbound data transfer under the following circumstances shall apply for security assessment to the CAC: (i) a critical information infrastructure operator intending to provide personal information or important data abroad; or (ii) a data processor that is not a critical information infrastructure operator intending to provide important data abroad, or has since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over one million individuals, or sensitive personal information of over 10,000 individuals, abroad. For any data processors other than critical information infrastructure operators who have since January 1st of the current year cumulatively provided personal information (excluding sensitive personal information) of over 100,000 and less than one million individuals, or sensitive personal information of less than 10,000 individuals abroad, should execute a standard contract for outbound transfer of personal information with the recipient abroad or pass the certification for personal information protection. On October 14, 2025, the CAC, together with the SAMR, issued the Measures for Certification of Cross-Border Transfer of Personal Information, which took effect on January 1, 2026, providing further guidance and regulatory requirements on the certification mechanism for protecting personal information in cross-border transfers. Since the regulatory environment and enforcement practices continue to evolve, there are still substantial uncertainties with respect to the interpretation and implementation of these measures in practice and how they may further affect our business operations.

On September 24, 2024, the State Council published the Network Data Security Management Regulations (the “Data Security Regulations”), which became effective on January 1, 2025. The Data Security Regulations provide that data processors conducting the data processing activities that affect or may affect national security shall apply for cybersecurity review in accordance with the relevant laws and regulations. The Data Security Regulations subject network data processors to certain statutory obligations, including but not limited to: (i) network data processors shall, in accordance with the provisions of laws and administrative regulations and the mandatory requirements of national standards, and on the basis of classified protection of cyber security, strengthen the protection of network data security, establish and perfect the system of network data security management, and take technical measures such as encryption, backup, access control and security authentication as well as other necessary measures to protect network data from being falsified, destroyed, divulged or illegally acquired or used, dispose of network data security incidents, prevent illegal and criminal activities aiming at and using network data, and assume primary responsibility for the security of the network data processed by them; and (ii) data processors processing personal information of more than 10 million users shall specify the person in charge of network data security and the management body for network data security.  On December 6, 2025, the CAC released the Measures for Network Data Security Risk Assessment (Draft for Comments) for public opinions until January 5, 2026. The draft introduces a tiered assessment framework: data processors handling important data are required to conduct a risk assessment at least annually, with additional ad hoc assessments triggered by material changes affecting data security, while processors of general data are encouraged to conduct assessments at least once every three years.

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

We adopted an equity incentive plan in 2012 and a share incentive plan in 2022. The equity incentive plan adopted in 2012 expired in 2022. For the years ended December 31, 2023, 2024 and 2025, we recorded RMB164.7 million, RMB59.3 million and RMB87.3 million (US$12.5 million), respectively, in share-based compensation expenses. Competition for highly skilled personnel is often intense and we may incur significant costs or may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report which appears on page F-2 of this annual report on Form 20-F.

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

The growth rate of the Chinese economy has gradually slowed in recent years and the trend may continue. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The Russia-Ukraine conflict, the conflict in the Persian Gulf and surrounding areas as far west as Isrel and Lebanon, and the restriction at various times on shipping through the straights of Hormuz and the Red Sea have heightend geopolitical tensions across the world. The impact of regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of or investments involving certain technologies and products (or voiced the intention to do so). For instance, on August 9, 2023, the Biden administration released an executive order directing the U.S. Department of the Treasury to create an outbound FDI review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the U.S. Department of the Treasury issued a final rule imposing restrictions on U.S. outbound investment in Chinese companies active in developing certain national security technologies. The final rule took effect on January 2, 2025. The final rule targets investments involving persons and entities associated with “countries of concern,” currently limited to China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “covered foreign persons.” Investments by U.S. persons subject to the final rule, which are defined as “covered transactions,” include acquisition of equity or a contingent equity interest, provision of certain debt financing, conversion of contingent equity interest into equity interest, involvement in greenfield or brownfield investment, entrance into a joint venture, and acquisition of a limited partner interest in non-U.S. pooled investment fund. The final rule excludes some investments from the scope of “covered transactions,” including those in publicly traded securities listed on a national stock exchange. The final rule may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. As the final rule and its related legislative and regulatory framework are still relatively new, there remains uncertainty regarding their interpretation, potential amendments, and implementation by U.S. government authorities. Given our assessment of the final rule and our company’s actual business operations, we currently do not believe Zhihu Inc.would be defined as “covered foreign person” under the final rule, because we do not engage in a “covered activity” (as defined in the final rule) or otherwise meet the definition of “covered foreign person” provided in the final rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” that involves the acquisition of our equity interests, such U.S. persons may be prohibited to do so or may need to make a notification, as applicable pursuant to the final rule. In addition, our ability to raise capital or contingent equity capital from U.S. investors may be limited due to the final rule and other similar laws, regulations and policies, given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a covered foreign person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the final rule or the introduction of similar regulations. In addition, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. For example, since early 2025, the  United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs  on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, amnong other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-Chian trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

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

From time to time, we purchase short-term investments, which mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets, mostly held in state-owned or reputable financial institutions in China and reputable international financial institutions outside of China. Our short-term investments amounted to RMB1.8 billion, RMB538.8 million and RMB840.9 million (US$120.3 million) as of December 31, 2023, 2024 and 2025, respectively. The methodologies that we use to assess the fair value of the short-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, although we prudently manage our short-term investments portfolio and their respective term to ensure that they are readily convertible into cash from time to time in the event that there is a need for liquidity, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investments or we will not incur any fair value losses on our investments in the future. If we incur such fair value losses, our liquidity, financial condition, results of operations, and prospects may be adversely affected.

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

We have obtained, among others, Value-Added Telecommunication Business Operation Licenses, or ICP Licenses, for the provision of commercial internet information services, Internet Cultural Business Licenses, for commercial internet culture activities, Internet News Information Licenses, Radio and Television Program Production and Operation Licenses, an Internet Medicine Information Services Qualification for non-commercial internet medicine information services, and Publication Operation Licenses through the VIEs and their subsidiaries.

We offer content in various formats, including certain video and live streaming content on our Zhihu app and website operated by Zhizhe Tianxia, and we plan to continue to offer video and live streaming content in our community. As such content offerings are considered as online transmission of audio and video programs, we may be required to obtain a Permit for Transmission of Audio-Visual Programs via Information Network, or an Audio-Visual Permit. Zhizhe Tianxia, the operator of our Zhihu app and website, does not hold the Audio-Visual Permit, but has registered with the National Internet Audio-Visual Platforms Information Registration and Management System instead. Based on our consultation with the National Radio and Television Administration, Zhizhe Tianxia is able to carry on its provision of video and live streaming contents on our Zhihu app and website upon registration with the National Internet Audio-Visual Platforms Information Registration and Management System. However, if the PRC regulatory authorities deem that we are not in compliance with the legal requirements of holding a valid Audio-Visual Permit to cover the video and live streaming content in our community, we may be subject to fines, penalties, and/or orders to cease offering video and live streaming content, shut down website or revoke licenses, which may materially and adversely affect our business, financial condition, and results of operations. In addition, as we are and will continue to further develop and expand our business, we may need to obtain additional qualifications, permits, approvals, or licenses. We may also be required to obtain additional licenses or approvals if the PRC government adopts more stringent policies or regulations for our business. There is no assurance that we will be able to obtain such additional qualifications, permits, approvals, or licenses in a timely manner, or at all.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022, 2023 and 2024 and do not expect to be so identified after we file this annual report.

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

As of March 31, 2026, Mr. Yuan Zhou beneficially owned 21,407,800 Class A ordinary shares and 15,446,778 Class B ordinary shares, representing 43.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

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

Based upon the nature and composition of our income and assets, and the market price of the ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of the ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Item 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

In late 2010, our founder, Mr. Yuan Zhou, founded Zhihu. Between 2010 and 2012, Zhihu was a by-invitation-only Q&A community. Zhihu opened up registration to the general public in 2013 and has since grown into one of the largest comprehensive online content communities in China. We started to offer online advertising in 2016, introduced paid content in 2018, started our paid Yan Selection membership program in the first half of 2019, and we formally launched our content-commerce solutions in early 2020. We have continued to expand our content-centric monetization channels since 2020, including offering vocational training. Starting from the third quarter of 2025, revenues from vocational training have been presented within “other services” in our financial reporting, and prior period figures have been retrospectively reclassified accordingly.

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

B.Business Overview

Overview

Zhihu is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Our communicty supports discussions ranging from everyday consumer decisions, such as purchasing products or planning travel, to more specialized areas on professional knowledge, technological developments—including artificial intelligence—and academic topics. Our content ecosystem also addresses important life decisions, including education, career development and personal well-being. Through continuous contributions from our content creators, Zhihu has built a large and diverse content library that attracts both users and creators to engage with high-quality, experience-based and expert-driven content.

Since we launched our business in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. Over time, we have formed a content-centric business model, which continues to evolve alongside our platform. We have grown from a Q&A community into a comprehensive online content community in China, supported by a network of creators contributing trustworthy content, practical experience and insights. In 2025, Zhihu had 13.5 million average monthly subscribing members. As of December 31, 2025, Zhihu had 80.3 million cumulative content creators, who had contributed 953.9 million cumulative pieces of content covering over 1,000 verticals. Leveraging our content-centric business model, we have continued to develope and refine our monetization channels. In recent periods, we have also optimized certain revenue streams to improve operational efficiency and align with our strategic priorities. We will continue to evolve our monetization approaches in a disciplined manner.

The Zhihu model is centered around a virtuous cycle seeking to achieve an equilibrium between what our content creators contribute and what our users consume. We continually improve Zhihu’s technological foundation and strive for optimal monetization to deliver value to our shareholders and other stakeholders.

Our users and content creators actively interact with each other and share knowledge, experience, and insights, forming a content ecosystem spanning a wide range of verticals and topics across diverse content forms. Our in-depth content and user insights play an essential role in optimizing user experience and maintaining robust community governance, which reinforces our community culture of sincerity, expertise, and respect. Our community culture and trustworthy brand serve to fortify our content ecosystem, which attracts more users and content creators to our community and keeps them engaged. Our advanced technological infrastructure plays a pivotal role in multiple facets of our business, including user comprehension, content quality assessment, promotion of engaging content, user interaction, and community cultivation, as well as the enhancement of our content and service portfolio, all contributing to the establishment of a trustworthy brand of Zhihu. As we continue to enhance user experience and serve our users, content creators, and business partners, we have established diverse and extensive content-centric monetization channels. This self-reinforcing ecosystem has emerged as we have grown and continues to solidify our leadership.

Our Progress in AI

Artificial intelligence represents a long-term opportunity for Zhihu. As generative AI technologies continue to evolve, the availability of authentic, high-quality human-generated content has become increasingly important in improving the reliability and usefulness of AI systems. Over time, we have accumulated a substantial amount of professional discussions contributed by real users across a wide range of domains. Together with our creator community, these content assets position Zhihu as a source of trusted content within the broader AI ecosystem.

In 2025, we continued to advance the integration of artificial intelligence technologies across our community and operations, with a focus on enhancing user experience, supporting content creation and improving operating efficiency. Our approach to AI remains centered on leveraging our content ecosystem and creator network to develop application-layer capabilities aligned with our platform. Zhihu Zhida (知乎直答), our AI-powered search solution, continued to evolve, with increased usage and deeper integration across our platform. We also enhanced our search capabilities with AI features to improve the discovery and accessibility of high-quality content.

We continue to apply artificial intelligence technologies to support content creation, distribution and community governance. AI is increasingly integrated into our platform as a foundational capability connecting content, creators and users, improving the efficiency of content production and distribution and supporting broader content circulation across different scenarios. In addition, we have expanded the use of AI technologies across our internal operations to improve operating efficiency.

Furthermore, we have expanded the application of artificial intelligence technologies to improve operating efficiency across our platform. For example, AI supports content identification and moderation, enhances content recommendation and distribution, and improves efficiency in certain commercialization activities.

As a leading content-centric community, Zhihu serves as a platform for discussions on artificial intelligence and other emerging technologies, supported by contributions from professionals and domain experts. Discussions on AI-related topics cover a wide range of areas, including large language models, intelligent agents, and other related technologies.

Going forward, we will continue to invest in AI-related capabilities at the application layer and deepen their integration across our platform. These efforts are expected to improve operating efficiency across our existing businesses and support the development of additional applications and services over time.

Zhihu Content

Zhihu’s content is supported by a network of creators, including professionals and domain experts, who contribute trustworthy, experience-based knowledge, expertise, and insights. Through continuous content operations and improvements in our technology infrastructure, we reinforce Zhihu’s positioning as a trusted online content community.

Content Offerings

We are a UGC-based online content community. Content on Zhihu is presented in diversified forms and features such as Q&As, articles, videos, live streaming, and other formats. As of December 31, 2025, our community had 953.9 million cumulative pieces of content. Our comprehensive content covers more than 1,000 verticals. Popular categories include career development, science and technology (including artificial intelligence and related fields), business and finance, consumer dicision-making, lifestyle, and entertainment, among others. Various distribution channels are available for users to effectively and efficiently explore the Zhihu content, such as feeds, searches, trending topics, follow-based recommendations, as well as AI-powered search and content discovery features. These capabilities support a variety of user needs, such as information search, decision-making, learning and interest exploration. We also provide community-based features that enable users to gather around shared interests and areas of expertise, including topic-based communities and column-style content formats, which facilitate deeper engagement and more structured content consumption. As a comprehensive online content community, we continue to enrich and diversify our content offerings, with a fousu on high-quality content across key verticals,  supported by contributions from our professional and experienced content creators.

Zhihu’s content originated from a Q&A format, which remains a core mechanism for content creation and interaction on our platform. A question may begin trending immediately, attracting a string of answers of different lengths, styles, and perspectives. A question may also remain relevant and accumulate answers over a long period of time, reflecting the timeless value of such content. This format facilitates the accumulation of diverse perspectives over time and supports in-depth discussions across a wide range of topics. Building on this foundation, we have expanded our content formats to include articles, videos and other forms of structured and interactive content, enabling more comprehensive knowledge sharing and user engagement. Our content ecosystem continues to evolve alongside improvements in our technology infrastructure. Building on our existing content understanding capabilities, including our TopicRank algorithm, we have further enhanced our models by combining artificial intelligence technologies with community interactions to dynamically identify and assess content quality, supporting more effective content creation, discovery and distribution.

Aside from the Zhihu content available to all users, we offer a paid Yan Selection membership program where we curate premium content for our subscribing members. Our premium content primarily consists of works contributed by professional or experienced content creators and high-quality works licensed by third parties. As of December 31, 2025, the Yan Selection membership program offers access to millions of premium content items, such as fictional stories and novels, other books and magazines, live and recorded lectures, and audio books, serving a wide range of users who consume content for pleasure or for acquiring knowledge and skills, as well as those searching for credible references. Our continuous expansion of premium content offerings aims to unlock commercialization potential and benefit a broader audience. In May 2023, we officially launched Yanyan Story, an app dedicated to boutique short-form stories for subscribing members who prefer a dedicated and immersive reading experience. We are also diligently expanding other premium content offerings to better serve evolving user preferences and to support our long-term content ecosystem.

Content Operations

The Zhihu model is based on a content equilibrium between what our content creators contribute and what our users consume. Our content operations rely on our overall comprehension of content and our understanding of content creators, informed by our TopicRank algorithms. Leveraging our evolving and growing technological capabilities, we strive to maintain and enhance the quality and credibility of our content. We believe that our unique content operating approach, combined with our TopicRank algorithms, deepens our comprehension of the Zhihu content ecosystem and supports various aspects of our business.

We continually iterate our TopicRank algorithms over time to enhance our understanding of content creators and our content ecosystem. As content creators continue to contribute content on Zhihu, our TopicRank algorithms continually assess content through the understanding of content creators based on their contributions and engagements, users’ engagements and other related factors. A content creator perceived as an expert by our TopicRank algorithms in a field, whether major or minor, typically carries more weight in that field for future assessments. Content quality is not merely determined by the content’s popularity or number of upvotes. Our TopicRank algorithms assess the quality of content based on all relevant information available to Zhihu and regularly update such assessments. These ongoing improvements contribute to effective content creation, distribution and consumption on Zhihu.

Through years of relentless work in enhancing user experience, we have come to understand that users love Zhihu’s content for its ability to broaden horizons, provide solutions, and resonate with minds. We continuously refine this deepened understanding through insights from our operations and technology teams. Leveraging technology, we optimize content operation and reassessment. We remain committed to utilizing our technological capabilities to optimize our daily content operations. In particular, we are actively leveraging the latest AI capabilities to evolve our TopicRank algorithms, enabling it to better identify and evaluate our content, to provide our users with a better content consumption experience.

We have years of experience in identifying and promoting worthwhile questions and then using an AI-powered question routing system to invite users to answer questions that correspond to their interests and expertise. We provide tools and support to help content creators produce high-quality content more efficiently and encourage user participation across our platform. Our recommendation and AI-enabled search systems facilitate efficient content distribution, enabling users to discover content based on their interests and needs. Users can access content through personalized feeds, search, trending topics and follow-based updates, as well as through evolving AI-enabled content discovery features.

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

Content Creators

The Zhihu brand has inspired our users to become active contributors and content creators. As a UGC-based online content community, we take pride in the 80.3 million cumulative content creators who have collectively contributed 953.9 million cumulative pieces of content to our community as of December 31, 2025. Our users and content creators complement each other in our content ecosystem, contributing knowledge, expertise and insights across a wide range of topics. We strive to empower them to generate high-quality content and foster content diversity. Through our efforts in discovering, developing, and supporting content creators, we help realize and unlock the potential of each content creator, regardless of their background or field of specialty. This approach enables us to convert more users into content creators.

We are committed to supporting our content creators at different stages of their developement. Our Q&A format serves as a catalyst and entry point for user participation in the Zhihu community by contributing their first piece of content. Our technology including the application of artificial intelligence technologies, helps creators identify relevant topics and connect with appropriate audiences. We also provide tools and support to improve content creation efficiency and enhance the overall experience for creators. In addition, We continue to strengthen our creator ecosystem by supporting professional and high-quality content creation and improving monetization opportunities for creators through multiple channels, including premium content, marketing services and other content-centric monetization initiatives. In April 2023, we upgraded our professional creator identification recognition function to indicate verified professional identity of our content creators. Furthermore, we launched our upgraded Haiyan Plan 6.0 March 2024, which centers around professional users with profile verified, motivating them with greater weights to expand their influence within the community and with highly efficient tools for realizing their monetization potential. We continued to enhance our incentive mechanisms for high-quality content creation in 2025. The total payouts under our core incentive programs increased by approximately 70% year-over-year. The number of creators receiving such incentives also grew by a double-digit percentage, driven by the expansion of incentive coverage across multiple content formats. On average, income per participating creator from these incentive programs increased by over 40% year-over-year. These initiatives reflect our ongoing efforts to support high-quality content creation and to align the long-term development of our content ecosystem with the interests of our creators.

Zhihu Users

We have a large and active user base. Following the streamlining of our user acquisition spending, our monthly active user base remained stable in 2025. At the same time, user engagement metrics improved, with increased time spent, stronger retention among core users and more active participation within the community. Our user base is also young and diverse. As of December 31, 2025, over 73.2% of our active users were under 30, and female users accounted for 59.6% of our total number of active users in December 2025. We aim to urther strengthen our core user base and drive high-quality, sustainable user growth, while continuing to enhance the diversity of our user base.

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

We have implemented a systematic approach in managing our user growth. Our product, content, community governance, technology, and sales and marketing teams collaborate closely with our experienced management team to align and execute our user growth strategies, ensuring optimized user acquisition. We also strategically deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. We have adopted a more disciplined approach to user growth since 2024, evolving from a broader user acquisition strategy toward a greater focus on user quality and engagement. We focus on strengthening our core user base and driving high-quality, sustainable growth, with an emphasis on organic user acquisition and content quality. We continuously refine our user growth strategy in response to evolving market conditions, while reinforcing Zhihu’s positioning as a trusted community for high-quality content and meaningful discussions.

Our Monetization

We have adopted a multi-engine, content-centric monetization approach. We derive revenues from marketing services, paid membership, and other services.

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

We are continuing to enhance the effectiveness of our marketing services based on more accurate distribution to users and enhanced digital experience powered by technology with more diverse marketing service offerings. In 2025, we proactively scaled back certain content commerce solutions services distribution that we considered less effective. At the same time, we actively leveraged AI capabilities to upgrade our existing products and integrate them more closely with content from our content creators and integrated with the broader community. We believe this will not only enhance the long-term monetization potential of our marketing services, but also help maintain a better balance between our commercial and content ecosystems.

Paid Membership

Our Yan Selection membership program provides our subscribing members with access to our premium content library, serving a wide range of users who consume content for pleasure or acquiring knowledge and skills, as well as those who seek credible references. We offer subscription plans for our Yan Selection membership and offer trials to attract more members. Our subscription plans are generally offered for monthly, quarterly, and annual membership services. In comparison to freely accessible content, our premium content available through the paid membership subscription program primarily consists of content generated by content creators on our platform, some of whom are professionals, and user-generated content licensed from third parties on a compensated basis. Specifically, these third parties primarily include professional or experienced content creators who provide commissioned works and copyright holders that grant us licenses for specific copyrighted works. We also offer an on-demand access option to our content library to supplement our Yan Selection membership program. In 2025, we had an average of  13.5 million monthly subscribing members, decreased by 10.0% from 15.0 million in 2024. We expect to expand our paid membership services by continually enhancing the quality of our premium content, including professionally generated and professional user-generated content, while diversifying the spectrum of our premium content library.

Other Monetization Channels

In addition to our Marketing Services and Paid Membership, we generate revenues from a range of complementary monetization channels that extend the value of our content ecosystem.

We offer a portfolio of content-related services, including vocational training and other content-based offerings, which serve as a supplement to our core content ecosystem. Our vocational training services focus on professional qualification exams and skill-based learning, and are closely integrated with our content community. Leveraging our content distribution engine and data capabilities, we are able to identify user interests and deliver relevant course offerings, while using content to stimulate user demand and conversion.

We have also enhanced our course portfolio through a combination of in-house development and selective partnerships, enabling us to enrich content supply and improve operational efficiency. In recent years, we have further streamlined our offerings to focus on categories with stronger user demand and better unit economics.

Our e-commerce operations enable content creators to seamlessly integrate actionable utilities in their content to introduce and recommend products to our users. We primarily collaborate with third-party e-commerce platforms and earn commissions based on pre-agreed percentages of the relevant GMV realized on these platforms. We then share a portion of such commissions with the respective content creators.

Benefiting from our trusted brand and extensive content repository, we continue to explore monetization opportunities across different content domains. In particular, we are advancing the development of our intellectual property, leveraging our high-quality short-form content and creator ecosystem. As content production capabilities continue to improve, including through the application of AI technologies, we are expanding into new content formats such as short dramas and AI-enabled content adaptations. We collaborate with industry partners on content development, production and distribution, and generate revenues through a combination of licensing and participation in downstream distribution.

We believe these initiatives enable us to further unlock the value of our content assets, extend our monetization capabilities beyond traditional formats, and create additional long-term growth opportunities.

Zhihu Community Governance

We maintain community culture through our comprehensive community governance system, comprising our users, protocols, and algorithms. These elements interact with one another to build and enhance our culture.

Our community governance team actively identifies and addresses content that violates our community guidelines, leveraging a combination of proprietary know-how, AI-powered content assessment algorithms, and established systems and protocols honed over years of operations. We analyze content, assess user behaviors and interactions, and ultimately enhance the quality of our content portfolio. As a result, content quality plays a key role in determining how content is surfaced and distributed across our platform. Through years of experience, we have accumulated a set of community guidelines in addition to our community by-laws and terms of service to help regulate all major aspects of our community’s operations and activities. At the same time, we continue to improve moderation efficiency and consistency through the application of AI tools.

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

Sales and Marketing

We strategically deploy multi-dimensional marketing strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. Currently, a majority of the downloads of the Zhihu app are from the app stores on Android devices, and all pre-installations of the Zhihu app are made on Android devices, which represent an insignificant portion of the Zhihu app installations on Android devices. Since 2024, we have adopted a more disciplined approach to user growth, with a greater focus on user quality, engagement and long-term value. We primarily rely on our content-driven approach and brand recognition to support organic user acquisition.

Our marketing strategy emphasizes strengthening Zhihu’s positioning as a trusted community for high-quality content and professional discussions. We focus on promoting content that resonates with users and reflects meaningful topics, rather than relying on large-scale user acquisition campaigns. Our marketing also includes collaborations with celebrities, targeted event campaigns, fans events, and partnerships with major TV stations and online video platforms in China. Leveraging the inherent trustworthiness and recognition associated with the Zhihu brand, our marketing strategy to combine brand building with user growth enables us to benefit from a lower customer acquisition cost and achieve a faster rate of user growth.

Data analytics underlie our marketing strategies. We constantly refine our algorithms for accurate identification of trending topics and user demand to better connect the right users with the right content. We also collaborate with external platforms, including search engines and social media, to expand the reach of our content and enhance brand visibility.

Technological Infrastructure

We develop and deploy our technological infrastructure and data capabilities to support our content ecosystem and our content-centric monetization strategies.

TopicRank forms the technological foundation of Zhihu as a trustworthy online content community from the content creator perspective. Powered by our AI capabilities, TopicRank evaluates and ranks content based on a comprehensive understanding of content quality, creator credibility and user interactions, and is continuously refined through machine learning and our proprietary data insights accumulated over years of operations. Building on TopicRank, we have further developed our Trustworthy Content Model, which integrates AI technologies with community interactions to dynamically identify and promote high-quality content.

We use an intelligent question routing system to accurately invite users to contribute their answers. Based on the analysis of user profiles, behaviors and past contributions, the system identifies users with relevant expertise or interests and distributes questions accordingly, improving response quality and participation efficiency. In addition, we also supply content creators with a suite of AI-enabled productivity tools to support content creation across multiple formats and improve creation efficiency.

We also utilize AI-powered feed recommendation system and a search system to efficiently distribute content of interest to users. Our feed recommendation system creates personalized home feeds when users access the Zhihu app and website based on user profiles and behaviors. The feed recommendation system enables us to optimize user experience and improve the signal-to-noise ratio. We continue to improve both the feed recommendation and search systems through TopicRank and machine learning technology.

Our research and development team are comprised of highly qualified employees, substantially all of whom held Bachelor’s or higher degrees as of December 31, 2025. We plan to continue to invest in technology and innovation to enhance user and customer experience.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain name, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2026, we had 94 registered patents, 1 pending patent registration applications, 1,336 registered trademarks, 49 pending trademark registration applications, registered copyrights to 148 pieces of software, and 54 domain names (including zhihu.com). As of the date of this annual report, we are not subject to any material claims or allegations relating to intellectual property that will have material adverse effect to our business operations.

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

In addition to marketing services and paid membership, we also generate revenue through other services, including vocational training and e-commerce services, for which we may face competition for consumer spending with online or offline training players that focus on professional qualification exams and other vocational education and with other online content communities and e-commerce platforms.

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

On June 1, 2017, the CAC promulgated the Provisions on the Administration of Internet News Information Services. Pursuant to these provisions and their implementing rules, if an entity intends to provide internet news information service, including editing, publishing and reposting and the dissemination of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means, it is required to obtain an approval from the State Council News Office and an Internet News Information Service License. Pursuant to these provisions, no internet news information service organizations may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news information service organizations and foreign-invested enterprises is allowed prior to the security evaluation by the CAC. On April 16, 2025, the NDRC, SAMR and the Ministry of Commerce issue the Negative List for Market Access (2025 Version), which specifies the prohibition of illegal engagement in news media business, and further emphasizes that non-state capital should not engage in the gathering, editing, broadcasting and distribution of news information.

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

On July 21, 2023, the MIIT issued the Circular on Launching the Record-filing of Mobile Internet Applications, pursuant to which we shall complete a record-filing procedure with the MIIT for our mobile apps with engagement of provision of internet information service within the PRC before March of 2024. We are not allowed to continue to provide internet information services via our mobile apps within the PRC if applicable filings for our mobile apps cannot be completed. As of the date of this annual report, we have completed these filings for all our mobile apps intended for providing internet information service within the PRC.

On 10 January 2026, the CAC released the draft Regulations on the Collection and Use of Personal Information by Internet Applications for public opinion, aiming to regulate personal information collection across internet applications, software development kits (SDKs), and distribution platforms. The draft bans unauthorized recording, excessive data collection, and mandates permission requests follow the “enable as needed, disable when done” principle. It requires clear disclosures on collection purposes, methods, and scope, while granting users the rights to withdraw consent and delete accounts. For smart devices and third-party SDKs, it establishes joint liability, prohibits forced bundling of pre-installed software, and ensures independent disabling options.

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

Under the Regulations on the Administration of Production of Radio and Television Programs, which were promulgated by the State Administration of Radio, Film and Television on July 19, 2004 and most recently amended on June 3, 2025, any entities that engage in the production of radio and television programs are required to apply for a license from the State Administration of Radio, Film and Television or its local level counterparts. Entities with the Radio and Television Program Production and Operation License must conduct their operations strictly within the approved scope of production and operation. Except for radio and television broadcasting institutions, the above-mentioned permit holders shall not produce radio and television programs concerning current political news or special topics, columns and other programs of the same kind.

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

The Administrative Measures for Internet Publication Services stipulate precise conditions for entities (except book, audio-visual, electronic, newspaper, and periodical publishers) engaging in internet publication services to meet, including: (i) have definite website domains, intelligent terminal applications and other publishing platforms for engaging in online publishing business; (ii) have a definite scope of internet publication services; (iii) have technical equipment necessary for engaging in internet publication services, provided that servers and storage devices must be located within the PRC territory; (iv) have the name and the articles of association for the online publishing service provider, and the name is definite and different from any of those of other publishers; (v) have a legal representative and main responsible person in compliance with the requirements, which means that the legal representative must be a Chinese citizen with full civil capacity and permanently residing in the PRC territory, and that either the legal representative or the main responsible person should have vocational qualifications for technicians engaged in the profession of publishing at or above the intermediate level; (vi) in addition to the legal representative and the main responsible person, have at least eight full-time editorial and publishing employees having technical and vocational qualifications for the profession of publishing and other related professions as approved by the State Administration of Press, Publication, Radio, Film and Television that can meet the needs within the scope of online publishing services, of which there are at least three employees with professional qualifications at or above the intermediate level; (vii) have a content review system required for engaging in online publishing services; (viii) have a fixed work place; and (ix) other conditions as provided by laws, administrative regulations, and the State Administration of Press, Publication, Radio, Film and Television. The entities providing internet publication services implement a system of special management shares.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the PRC Cybersecurity Law, which came into effect on June 1, 2017. This is the first Chinese law that focuses exclusively on cybersecurity. The PRC Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cybersecurity, including appointing dedicated cybersecurity personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cybersecurity incidents, and taking data security measures such as data classification, backups and encryption. The PRC Cybersecurity Law also imposes a relatively vague but broad obligation to provide technical support and assistance to the public and state security authorities in connection with criminal investigations or for reasons of national security. The PRC Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The PRC Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important business data in China, and national security review requirements for any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical information infrastructure, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services, and e-government. The Cybersecurity Law of the People’s Republic of China was amended on October 28, 2025, and the revisions emphasize supporting the research, development, and application of artificial intelligence technologies to enhance cybersecurity measures. In addition, the amendments require network operators processing personal information to comply with the Civil Code and the Personal Information Protection Law. The revisions also introduce substantially higher maximum fines for violations that result in significant adverse consequences.

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

On September 24, 2024, the State Council published the Network Data Security Management Regulations (the “Data Security Regulations”), which became effective on January 1, 2025. The Data Security Regulations provide that data processors conducting the data processing activities that affect or may affect national security shall apply for cybersecurity review in accordance with the relevant laws and regulations. The Data Security Regulations subject network data processors to certain statutory obligations, including but not limited to: (i) network data processors shall, in accordance with the provisions of laws and administrative regulations and the mandatory requirements of national standards, and on the basis of classified protection of cyber security, strengthen the protection of network data security, establish and perfect the system of network data security management, and take technical measures such as encryption, backup, access control and security authentication as well as other necessary measures to protect network data from being falsified, destroyed, divulged or illegally acquired or used, dispose of network data security incidents, prevent illegal and criminal activities aiming at and using network data, and assume primary responsibility for the security of the network data processed by them; and (ii) data processors processing personal information of more than 10 million users shall specify the person in charge of network data security and the management body for network data security.  On December 6, 2025, the CAC released the Measures for Network Data Security Risk Assessment (Draft for Comments) for public opinions until January 5, 2026. The draft introduces a tiered assessment framework: data processors handling important data are required to conduct a risk assessment at least annually, with additional ad hoc assessments triggered by material changes affecting data security, while processors of general data are encouraged to conduct assessments at least once every three years.

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

On October 14, 2025, the CAC, together with the SAMR, issued the Measures for Certification of Cross-Border Transfer of Personal Information, which took effect on January 1, 2026, providing further guidance and regulatory requirements on the certification mechanism for protecting personal information in cross-border transfers, establishing a third-party certification mechanism for qualifying entities to lawfully transfer personal information overseas and offering detailed implementation rules and regulatory clarity on this certification route under the Personal Information Protection Law.

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

On February 12, 2025, the CAC published the Administrative Measures for Personal Information Protection Compliance Audit, which came into force on May 1, 2025. Under these measures, personal information processors handling the personal data of more than 10 million individuals are required to conduct a compliance audit at least once every two years. Those processing the personal information of over 1 million individuals must appoint a dedicated officer responsible for overseeing compliance audits of personal information protection. Additionally, personal information processors operating important internet platforms with a large user base and complex business models must establish an independent institution, primarily composed of external personnel, to oversee compliance audits related to personal information protection. Upon completion of the compliance audit, personal information processors must submit the resulting compliance audit report to the relevant protection authorities. Violations of these measures will be penalized in accordance with the PRC Personal Information Protection Law, the Regulations on Network Data Security, and other applicable laws and regulations. If a violation constitutes a crime, the processor shall be held criminally liable.

On November 22, 2025, the CAC and the Ministry of Public Security jointly issued the Protection of Personal Information by Large-Scale Online Platforms (Draft for Comments). According to this draft, the national cyberspace administration, in collaboration with the Ministry of Public Security and other relevant authorities, is tasked with formulating and dynamically updating a catalogue of large-scale online platforms. The determination of such platforms will primarily consider the following factors: (i) having 50 million or more registered users or more than 10 million monthly active users; (ii) providing essential network services or operating across multiple business sectors; (iii) processing data that, if leaked, tampered with, or damaged, could significantly affect national security, economic stability, or public livelihood; and (iv) other circumstances specified by the national cyberspace administration and the Ministry of Public Security. Large-scale online platforms falling under this category must appoint a management personnel responsible for personal information protection, who must be a Chinese national without permanent residency status abroad and with no less than five years of relevant experience. Such platforms are also required to conduct personal information protection compliance audits and risk assessments, either internally or through third-party professional institutions, and must promptly address any issues identified.

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

On December 26, 2025, the CAC, in conjunction with seven other government authorities, released the Measures for the Classification of Online Information Which May Affect the Physical and Mental Health of Minors. These measures identify four categories of online information that may harm minors, including: (i) information that may encourage minors to mimic or engage in misconduct; (ii) information that may negatively influence minors’ values; (iii) information involving the inappropriate use of minors’ images; and (iv) information pertaining to the improper disclosure or use of minors’ personal information. The Measures also place specific obligations on network product and service providers. Notably, online information that could adversely affect minors’ physical and mental health must not appear in internet products or services specifically targeting minors. Such information is also prohibited from being displayed prominently in locations such as homepages, pop-up windows, hot search lists, or recommendations. Providers of algorithmic recommendation and generative AI services are required to establish comprehensive security management systems and implement technical measures to prevent the dissemination of such information.

Regulations on Internet Medicine Information Services

In accordance with the Provisions on the Administration of Internet Medicine Information Services issued by the State Food and Drug Administration, as most recently revised in November 2017, enterprises that publish medicine-related information must first obtain a qualification certificate from the provincial-level food and drug administration before applying for an ICP license or filing with the MIIT or its corresponding provincial counterpart. Additionally, the Drug Administration Law, as last amended by the Standing Committee on August 26, 2019, and effective December 1, 2019, stipulates that ICP service operators providing information on medicines or medical devices are required to obtain an Internet Medicine Information Service Qualification Certificate from the relevant provincial-level authority. On December 19, 2025, the National Medical Products Administration issued the Regulations on the Filing Administration of Internet Medicine or Medical Device Information Services. Under these regulations, providers of information services related to medicines or medical devices must complete the filing procedures with the appropriate provincial-level drug regulatory authority and secure a filing number prior to commencing services.

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

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of.cn domain names and Chinese domain names. China Internet Network Information Center adopts the “first to file” principle with respect to the registration of domain names. In November 2017, the MIIT promulgated the Notice of the MIIT on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain names used by an internet-based information service provider in providing internet- based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

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

On December 25, 2024, the prevailing VAT regulations were enacted into the Value-Added Tax Law of the People’s Republic of China, which  came into effect on January 1, 2026. In terms of VAT rates, the existing rates of 13%, 9% and 6% remain unchanged.

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

Regulations Relating to Unfair Competition and Anti-Monopoly

According to the PRC Anti-unfair Competition Law, promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and last amended on June 27, 2025 and took effect on October 15, 2025, unfair competition refers to that the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions set forth therein in its production and operating activities. Operators shall abide by the principle of voluntariness, equality, impartiality, integrity, as well as laws and business ethics during production and operating activities. The 2025 revisions have tackled emerging forms of unfair competition within the digital economy, prohibiting business operators from leveraging data, algorithms, technology, or platform rules to influence user choices or otherwise engage in conduct that obstructs or disrupts the lawful operation of network products or services offered by other business operators. Platform operators are required to establish mechanisms for the reporting, handling of complaints, and resolution of disputes relating to unfair competition, and to guide and regulate business operators on the platform to engage in fair competition in compliance with applicable laws. Where a platform operator becomes aware of unfair competitive practices by business operators using the platform, it shall promptly take necessary measures as prescribed by law, retain relevant records, and report the matter to the competent regulatory authority.

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

On January 28, 2026, the SAMR issued the Anti-Monopoly Compliance Guidelines for Internet Platforms to prevent and address monopolistic practices within the platform economy. The guidelines identify key risk scenarios, including algorithmic collusion, where competing platform operators are prohibited from using algorithms to coordinate behavior, such as unified pricing mechanisms or commission rates. It also prohibits platforms with market dominance from engaging in “pick one of two” practices, imposing exclusive dealing arrangements without justification, or charging unfairly high fees, such as commissions or service charges significantly exceeding those of comparable platforms. Additionally, the guidelines ban below-cost pricing strategies that use excessive subsidies or cross-subsidization to exclude competitors. These measures aim to promote fair competition and strengthen compliance in the digital economy.

On December 9, 2025, the NDRC, the SAMR, and the CAC jointly issued the Rules Governing the Pricing Behavior of Internet Platforms, which will be effective on April 10, 2026, establishing a comprehensive pricing framework applicable to both platform operators and merchants operating within such platforms. The rules expressly safeguard merchants’ autonomy by permitting cross-platform price differentiation, while prohibiting platform operators from imposing uniformity through algorithmic demotion, traffic throttling, or other indirect coercive mechanisms. Additionally, platforms are barred from imposing unreasonable constraints on merchant pricing, including, but not limited to, compelling participation in discount-driven promotions, mandating that prices on the platform remain no higher than those offered through other channels, or enforcing the activation of automated price adjustment or price-following systems, thereby reinforcing protections against practices that undermine merchant pricing discretion.

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

D.Property, Plants and Equipment

Our principal place of business is located in Beijing, China. As of March 31, 2026, we had 13 leases in effect for properties in Beijing and other cities in China with an aggregate gross floor area of over 15,837 square meters. These leases vary in duration from approximately 6 to 40 months. We also leased offices through flexible or shared office arrangements.

Our leased properties in China serve as our offices and data centers. We believe that there is sufficient supply of properties in China, and thus we do not rely on existing leases for our business operations.

As of March 31, 2026, one landlord of our leased properties in China had not provided us with valid title certificates or relevant authorization documents evidencing their rights to lease the properties to us. Consequently, if this lease is terminated as a result of challenges by third parties, we may not be able to continue to use the leased property. We believe that alternative premises are available at reasonable market rates if we were forced to relocate our premises which lack valid title certificates.

Pursuant to the applicable PRC laws and regulations, property lease contracts must be registered with the local branches of the PRC Ministry of Housing and Urban Development. As of March 31, 2026, we had completed lease registration of one property, but not others, among the properties we leased in China, primarily due to the difficulty of procuring the landlords’ cooperation to register such leases. Our landlords will need to cooperate for the registration of such leases. Our PRC legal counsel has advised us that the lack of registration for the lease contracts will not affect the validity of such lease contracts under PRC law, and has also advised us that a maximum penalty of RMB10,000 may be imposed for each incident of noncompliance of lease registration requirements.

Item 4A.    UNRESOLVED STAFF COMMENTS

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

A.Operating Results

Since we launched our business in 2010, we have been dedicated to expanding our content and service offerings to meet the diverse needs of our users, content creators, and business partners. We have grown from a Q&A community into one of the largest comprehensive online content communities in China. Our average monthly subscribing members were 15.0 million in 2024 and 13.5 million in 2025. As of December 31, 2025, Zhihu had 80.3 million cumulative content creators, who had contributed 953.9 million cumulative pieces of content covering over 1,000 verticals. We continue to launch new monetization channels such as offering vocational training. We believe that we are still in an early stage of monetization with significant potential for growth across multiple monetization channels.

Our revenues decreased from RMB4.2 billion in 2023 to RMB3.6 billion in 2024 and decreased to RMB2.7 billion (US$393.1 million) in 2025. Our gross profit decreased from RMB2.3 billion in 2023 to RMB2.2 billion in 2024 and decreased to RMB1.6 billion (US$235.6 million) in 2025. Our net loss was RMB839.5 million in 2023, RMB169.0 million in 2024, and RMB195.2 million (US$27.9 million) in 2025. We had net operating cash outflows of RMB415.5 million, RMB280.2 million, and RMB363.6 million (US$52.0 million) in 2023, 2024 and 2025, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following factors.

Our content offerings

As an online content community, the overall scale of our user base, level of user engagement, and content creation all depend on the breadth, depth, richness, and quality of our content offerings. As of December 31, 2025, our community had 953.9 million cumulative pieces of content. The ever-growing Zhihu content has expanded to include timely content covering trending events to satisfy the needs and improve the experience of our increasingly diverse user base. In addition, our constantly broadening content coverage and diverse content formats cater to our users’ continually evolving preferences. We have been deepening our content and adding new product categories to cover a wider spectrum of content consumption scenarios in our users’ daily lives. We will continue to motivate and support content creators to create more high-quality content. Furthermore, we have developed and will continue to develop utilities and incentives to facilitate the content creation process.

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

Benefiting from our large user base and comprehensive content offerings, we have created a vibrant community of subscribing members and other customers. Our average monthly subscribing members increased significantly from 14.5 million in 2023 to 15.0 million in 2024, and decreased to 13.5 million in 2025. In addition, our large and engaged user base has attracted merchants and brands to our community and to pursue more effective branding and advertising.

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

We have consistently explored additional content-centric monetization channels and added new revenue streams. For example, we have launched our intellectual property development initiatives. We plan to further expand the monetization of our content community and seek to further diversify our revenue streams.

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

We seek to continually optimize our expense structure. Our operating efficiency is significantly affected by our user acquisition strategy. In 2025. we took a disciplined and strategic approach in user acquisition and shifted to prioritizing user experience and adopting a more organic approach to drive user growth. Moving forward, we will continue to enhance our brand recognition to achieve organic user acquisition and retention.

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

Key Components of Results of Operations

Revenue

We generate revenue primarily through (i) marketing services, (ii) paid membership, and (iii) other services. The following table sets forth a breakdown of revenue by type both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenue
Marketing services	1,652,992	39.4	1,247,092	34.7	843,933	120,681	30.7
Paid membership	1,826,557	43.5	1,761,978	49.0	1,538,942	220,066	56.0
Others(1)	719,340	17.1	589,835	16.3	366,129	52,356	13.3
Total	4,198,889	100.0	3,598,905	100.0	2,749,004	393,103	100.0

Note:

(1)	We simplified our revenue stream by reclassifying vocational training into “others” to align with our overall strategy during the year ended December 31, 2025, and the revenue of others for the years ended December 31, 2023 and 2024 has been retrospectively reclassified.

Marketing services. We generate revenue from marketing services, which primarily consist of advertising revenue and revenue from content-commerce solutions. We experienced a decline in our marketing services revenue in 2023, 2024 and 2025 primarily due to our proactive and ongoing refinement of service offerings.

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

Paid Membership. We generate substantially all of our paid membership revenue from Yan Selection membership fees. We officially launched our Yan Selection membership program in March 2019, and since then have continued to enhance the volume and quality of our premium content. Our average monthly subscribing members increased from 14.5 million in 2023 to 15.0 million in 2024, and decreased to 13.5 million in 2025.

Others. Other revenues are mainly generated from vocational training businesses, sales of our private label products and book series, intellectual property derivatives business and other activities. The decrease was primarily due to the strategic refinement of our vocational training business.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	1,033,878	24.6	707,710	19.7	573,947	82,073	20.9
Cloud service and bandwidth costs	280,045	6.7	195,248	5.4	161,473	23,090	5.9
Staff costs	248,678	5.9	218,873	6.1	142,162	20,329	5.2
Payment processing costs	198,199	4.7	168,151	4.7	132,248	18,911	4.8
Others	142,241	3.4	128,094	3.5	91,429	13,075	3.3
Total	1,903,041	45.3	1,418,076	39.4	1,101,259	157,478	40.1

Gross Profit and Gross Profit Margin

Our gross profit decreased from RMB2.3 billion in 2023 to RMB2.2 billion in 2024, and further to RMB1.6 billion (US$235.6 million) in 2025. Our gross profit margin was 54.7% in 2023, 60.6% in 2024, and 59.9% in 2025.

Operating Expenses

Our operating expenses consist of (i) selling and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) impairment of goodwill.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenue for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	2,048,090	48.8	1,599,186	44.4	1,252,274	179,073	45.6
Research and development expenses	901,452	21.5	732,553	20.4	524,996	75,073	19.1
General and administrative expenses	418,531	9.9	330,173	9.2	251,419	35,952	9.1
Impairment of goodwill	—	—	—	—	126,344	18,067	4.6
Total	3,368,073	80.2	2,661,912	74.0	2,155,033	308,165	78.4

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

Impairment of goodwill. The impairment was primarily attributable to goodwill associated with our prior acquisitions.

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

Zhizhe Sihai and Beijing Qingzhong Education Technology Co., Ltd. were qualified as HNTEs and enjoyed a preferential tax rate of 15% for the years ended December 31, 2023, 2024 and 2025. Shanghai Zhishi was qualified as HNTE and enjoyed a preferential tax rate of 15% for the year ended December 31, 2024 and 2025. Some of our subsidiaries were “small low-profit enterprises” under the PRC laws and regulations, and accordingly were eligible for a preferential tax rate of 20% in each of 2023, 2024 and 2025. Our other PRC entities were subject to enterprise income tax at a rate of 25% in 2023, 2024 and 2025. Pursuant to the PRC Enterprise Income Tax Law, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Revenues	4,198,889	100.0	3,598,905	100.0	2,749,004	393,103	100.0
Cost of revenues	(1,903,041)	(45.3)	(1,418,076)	(39.4)	(1,101,259)	(157,478)	(40.1)
Gross profit	2,295,848	54.7	2,180,829	60.6	1,647,745	235,625	59.9
Selling and marketing expenses	(2,048,090)	(48.8)	(1,599,186)	(44.4)	(1,252,274)	(179,073)	(45.6)
Research and development expenses	(901,452)	(21.5)	(732,553)	(20.4)	(524,996)	(75,073)	(19.1)
General and administrative expenses	(418,531)	(9.9)	(330,173)	(9.2)	(251,419)	(35,952)	(9.1)
Impairment of goodwill	—	—	—	—	(126,344)	(18,067)	(4.6)
Total operating expenses	(3,368,073)	(80.2)	(2,661,912)	(74.0)	(2,155,033)	(308,165)	(78.4)
Loss from operations	(1,072,225)	(25.5)	(481,083)	(13.4)	(507,288)	(72,540)	(18.5)
Investment income	41,695	1.0	65,441	1.8	231,864	33,156	8.4
Interest income	158,671	3.7	114,964	3.2	71,542	10,230	2.6
Fair value change of financial instruments	(5,170)	(0.1)	78,405	2.2	—	—	—
Exchange gains/(losses)	97	0.0	1,013	0.0	(233)	(33)	(0.0)
Others, net	49,236	1.2	42,902	1.2	30,641	4,382	1.1
Loss before income tax	(827,696)	(19.7)	(178,358)	(5.0)	(173,474)	(24,805)	(6.3)
Income tax (expenses)/benefits	(11,832)	(0.3)	9,391	0.3	(21,687)	(3,101)	(0.8)
Net loss	(839,528)	(20.0)	(168,967)	(4.7)	(195,161)	(27,906)	(7.1)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

	For the Year Ended December 31,
	2024	2025		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Revenues
Marketing services	1,247,092	843,933	120,681	(403,159)	(57,651)	(32.3)
Paid membership	1,761,978	1,538,942	220,066	(223,036)	(31,894)	(12.7)
Others(1)	589,835	366,129	52,356	(223,706)	(31,989)	(37.9)
Total	3,598,905	2,749,004	393,103	(849,901)	(121,534)	(23.6)

Note:

(1)	Starting from the third quarter of 2025, we simplified our revenue stream by reclassifying vocational training into “others” to align with our overall strategy. Revenues for the applicable comparison periods have been retrospectively reclassified.

Our revenues decreased by 23.6% from RMB3,598.9 million in 2024 to RMB2,749.0 million (US$393.1 million) in 2025.

Marketing services. Marketing services revenue was RMB843.9 million (US$120.7 million) in 2025, compared with RMB1,247.1 million in 2024. The decrease was primarily due to our proactive and ongoing refinement of service offerings.

Paid Membership. Paid membership revenue was RMB1,538.9 million (US$220.1 million) in 2025, compared with RMB1,762.0 million in 2024. The decrease was primarily due to a decline in the number of our average monthly subscribing members.

Others. Other revenues were RMB366.1 million (US$52.4 million) in 2025, compared with RMB589.8 million in 2024. The decrease was primarily due to the strategic refinement of our vocational training business.

Cost of Revenues

	For the Year Ended December 31,
	2024	2025		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Cost of revenues
Content and operational costs	707,710	573,947	82,073	(133,763)	(19,128)	(18.9)
Cloud services and bandwidth costs	195,248	161,473	23,090	(33,775)	(4,830)	(17.3)
Staff costs	218,873	142,162	20,329	(76,711)	(10,970)	(35.0)
Payment processing costs	168,151	132,248	18,911	(35,903)	(5,134)	(21.4)
Others	128,094	91,429	13,075	(36,665)	(5,242)	(28.6)
Total	1,418,076	1,101,259	157,478	(316,817)	(45,304)	(22.3)

Our cost of revenues decreased by 22.3% from RMB1,418.1 million in 2024 to RMB1,101.3 million (US$157.5 million) in 2025. The decrease was primarily due to reduced content and operating costs associated with the decline in our revenues and a decrease in personnel-related expenses.

Gross Profit and Gross Profit Margin

	For the Year Ended December 31,
	2024	2025		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Gross profit	2,180,829	1,647,745	235,625	(533,084)	(76,230)	(24.4)

In 2024 and 2025, our gross profit was RMB2,180.8 million and RMB1,647.7 million (US$235.6 million), respectively, and our gross profit margin was 60.6% and 59.9%, respectively.

Operating Expenses

	For the Year Ended December 31,
	2024	2025		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Operating expenses
Selling and marketing expenses	1,599,186	1,252,274	179,073	(346,912)	(49,608)	(21.7)
Research and development expenses	732,553	524,996	75,073	(207,557)	(29,680)	(28.3)
General and administrative expenses	330,173	251,419	35,952	(78,754)	(11,262)	(23.9)
Impairment of goodwill	—	126,344	18,067	126,344	18,067	—
Total	2,661,912	2,155,033	308,165	(506,879)	(72,483)	(19.0)

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 21.7% from RMB1,599.2 million in 2024 to RMB1,252.3 million (US$179.1 million) in 2025, primarily due to more disciplined marketing spending and a decrease in personnel-related expenses.

Research and Development Expenses. Our research and development expenses decreased by 28.3% from RMB732.6 million in 2024 to RMB525.0 million (US$75.1 million) in 2025, primarily attributable to improvements in our research and development efficiency.

General and Administrative Expenses. Our general and administrative expenses decreased by 23.9% from RMB330.2 million in 2024 to RMB251.4 million (US$36.0 million) in 2025,  primarily attributable to a decline in the allowance for expected credit losses on trade receivables.

Impairment of goodwill was RMB 126.3 million (US$18.1 million) in 2025, compared with nil in 2024. The impairment was primarily attributable to goodwill associated with our prior acquisitions, mainly driven by lower valuations amid the current market conditions.

Loss from Operations

As a result of the foregoing, we had a loss from operations of RMB507.3 million (US$72.5 million) in 2025, compared with a loss from operations of RMB481.1 million in 2024.

Investment Income

Our investment income increased from RMB65.4 million in 2024 to RMB231.9 million (US$33.2 million) in 2025, primarily attributable to unrealized gains as a result of re-measuring the fair value of our investment in a privately held company associated with an observable price change in 2025.

Interest Income

Our interest income decreased from RMB115.0 million in 2024 to RMB71.5 million (US$10.2 million) in 2025, primarily due to a decrease in term deposits during 2025.

Fair Value Change of Financial Instruments

We recorded nil from fair value change of financial instruments in 2025, in comparison with gain of RMB78.4 million from fair value change of financial instruments in 2024, which reflected the fair value change of contingent consideration payables for our acquisitions.

Exchange Gains/(Losses)

We had exchange losses of RMB0.2 million (US$0.03 million) in 2025, in comparison with exchange gains of RMB1.0 million in 2024, as a result of fluctuations of the exchange rates of Renminbi against U.S. dollars.

Others, Net

We had net other gains of RMB30.6 million (US$4.4 million) in 2025, in comparison with net other gains of RMB42.9 million in 2024, primarily due to a decrease in non-operating income.

Loss Before Income Tax

Primarily as a result of the foregoing, our loss before income tax in 2025 was RMB173.5 million (US$24.8 million), narrowed by 2.7% from RMB178.4 million in 2024.

Income Tax Benefits/(Expenses)

We had income tax expenses of RMB21.7 million (US$3.1 million) in 2025, in comparison with income tax benefits of RMB9.4 million in 2024, primarily due to deferred income tax expenses associated with unrealized gains on re-measuring the fair value of our long-term investment were recognized in 2025.

Net Loss

As a result of the foregoing, our net loss increased from RMB169.0 million in 2024 to RMB195.2 million (US$27.9 million) in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2025.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by historical equity financing. We had cash and cash equivalents, current and non-current term deposits, short-term investments and restricted cash of RMB5.5 billion, RMB4.9 billion and RMB4.5 billion (US$636.5 million) as of December 31, 2023, 2024 and 2025, respectively.

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

As of December 31, 2025, 55.2% of our cash and cash equivalents were held in China, of which 99.7% was held in Renminbi. As of December 31, 2025, 10.9% of our cash and cash equivalents were held by the VIE and its subsidiaries.

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

Our trade receivables primarily consist of outstanding amounts payable by third parties. Our trade receivables decreased from RMB664.6 million as of December 31, 2023 to RMB420.6 million as of December 31, 2024, and further to RMB358.0 million (US$51.2 million) as of December 31, 2025. We applied ASC Topic 326 to measure current expected credit losses for all trade receivables. We recorded provision of allowance for expected credit losses of trade receivables of RMB122.7 million, RMB147.5 million and RMB109.7 million (US$15.7 million) as of December 31, 2023, 2024 and 2025, respectively.

Accounts payable and accrued liabilities represent (i) accrued sales rebates, (ii) operational costs payables and accruals, and (iii) marketing expenses payables and accruals. Accounts payable and accrued liabilities decreased from RMB1.0 billion as of December 31, 2023 to RMB835.7 million as of December 31, 2024, and further to RMB681.3 million (US$97.4 million) as of December 31, 2025, primarily due to a decrease in operational costs payables and accruals.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)

Net cash used in operating activities	(415,527)	(280,185)	(363,605)	(51,993)
Net cash (used in)/provided by investing activities	(1,681,140)	2,562,617	(116,301)	(16,632)
Net cash used in financing activities	(365,056)	(403,862)	(131,629)	(18,822)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	42,510	14,851	(18,293)	(2,617)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,419,213)	1,893,421	(629,828)	(90,064)
Cash, cash equivalents and restricted cash at the beginning of the year	4,525,852	2,106,639	4,000,060	572,001
Cash, cash equivalents and restricted cash at the end of the year	2,106,639	4,000,060	3,370,232	481,937

Operating Activities

For the year ended December 31, 2025, net cash used in operating activities was RMB363.6 million (US$52.0 million), as compared to our net loss of RMB195.2 million (US$27.9 million) for the same period. Net loss can be reconciled to net cash used in operating activities mainly by deducting an investment income of long-term investments of RMB159.2 million, an accrued investment income of short-term investments of RMB71.5 million and a reversal of allowance for expected credit loss of RMB26.8 million, and adding back other non-cash items, which primarily comprised an impairment of goodwill of RMB126.3 million, share-based compensation expenses of RMB87.3 million and deferred income tax expenses of RMB20.3 million, and further deducting another RMB174.0 million used for working capital. The cash used for working capital was primarily the result of (i) a decrease of RMB154.3 million in accounts payable and accrued liabilities, (ii) a decrease of RMB87.2 million in salary and welfare payables to our employees, (iii) a decrease of RMB48.8 million in contract liabilities, partially offset by (y) a decrease of RMB90.1 million in trade receivables, (z) a decrease of RMB47.2 million in prepayments and other current assets

For the year ended December 31, 2024, net cash used in operating activities was RMB280.2 million, as compared to our net loss of RMB169.0 million for the same period. Net loss can be reconciled to net cash used in operating activities mainly by deducting a fair value change of financial instrument of RMB78.4 million, an accrued investment income of short-term investments of RMB58.3 million and adding back other non-cash items, which primarily comprised share-based compensation expenses of RMB59.3 million and provision of allowance for expected credit losses of RMB36.7 million, and further deducting another RMB84.5 million used for working capital. The cash used for working capital was primarily the result of (i) a decrease of RMB183.4 million in accounts payable and accrued liabilities, (ii) a decrease of RMB65.4 million in salary and welfare payables to our employees, (iii) a decrease of RMB59.5 million in contract liabilities, (iv) a decrease of RMB45.1 million in amounts due to related parties, partially offset by (y) a decrease of RMB208.2 million in trade receivables and (z) a decrease of RMB63.3 million in prepayments and other current assets.

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

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was RMB116.3 million (US$16.6 million), which was primarily attributable to (i) purchases of short-term investments of RMB13.4 billion, and (ii) purchases of term deposits of RMB742.5 million partially offset by (x) proceeds of maturities of short-term investments of RMB13.2 billion, (y) proceeds from disposal of term deposits of RMB814.5 million and (z) proceeds from sale of long-term investments of RMB76.8 million.

For the year ended December 31, 2024, net cash provided by investing activities was RMB2.6 billion, which was primarily attributable to (i) proceeds of maturities of short-term investments of RMB10.4 billion and (ii) proceeds from withdrawal of term deposits of RMB2.0 billion, partially offset by (y) purchase of short-term investments of RMB9.1 billion and (z) purchase of term deposits of RMB0.7 billion.

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

Financing Activities

For the year ended December 31, 2025, net cash used in financing activities was RMB131.6 million (US$18.8 million), which was primarily attributable to payment for repurchase of shares.

For the year ended December 31, 2024, net cash used in financing activities was RMB403.9 million, which was primarily attributable to payment for repurchase of shares.

For the year ended December 31, 2023, net cash used in financing activities was RMB365.1 million, which was primarily attributable to payment for repurchase of shares.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments. We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital Expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment. Our total capital expenditures were RMB8.9 million in 2023, RMB2.7 million in 2024 and RMB1.5 million (US$0.2 million) in 2025. We intend to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

Our operating lease obligations primarily represent the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. The majority of our operating lease commitments are related to our office lease agreements in China. As of December 31, 2025, the total amount of future lease payments under operating leases was RMB38.7 million (US$5.5 million), of which RMB22.7 million (US$3.2 million) is short term.

As of December 31, 2025, our investment commitment contracted with short-term payment schedule amounted to RMB12.3 million (US$1.8 million), which related to our investment obligation for a privately held company.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2026 to the date of this annual report that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For the year ended December 31, 2025, due to the changing market conditions and fluctuations in our share price, we performed both qualitative and quantitative analysis as of December 31, 2025. A third-party valuation firm was engaged to help us determine the fair value of the reporting unit by applying income approach. RMB126.3 million of impairment of goodwill was recognized for the year ended December 31, 2025.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yuan Zhou	45	Founder, Chairman, and Chief Executive Officer
Han Wang	35	Chief Financial Officer
Dahai Li	45	Director
Zhaohui Li	50	Director
Bing Yu	46	Director
Li-Lan Cheng	61	Independent Director
Hope Ni	53	Independent Director
Derek Chen	50	Independent Director

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

Bing Yu has served as our director since March 2023 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Yu has been serving as technology advisor to Kuaishou Technology (HKEX stock code: 1024) since April 30, 2025. He worked at Kuaishou Technology from August 2016 to April 2025, serving as senior vice president, head of research&development line as well as chairman of engineering technology committee of Kuaishou group. He was responsible for Kuaishou group’s research and development management, and the overall governance and long-term planning in the engineering technology area. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor’s degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master’s degree in software engineering from Tsinghua University in June 2006.

Li-Lan Cheng has served as our independent director since May 2025 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Dr. Cheng is currently an executive director and chief financial officer of E-House (China) Enterprise Holdings Limited (formerly known as Fangyou Information Technology Company Limited) (HKEX stock code: 2048) (“E-House”). He served as acting chief financial officer of Leju Holdings Limited (formerly NYSE: LEJU) from 2017 to 2023, and was its executive director from 2014 to 2017. Dr. Cheng served as the chief operating officer of E-House (China) Holdings Limited (formerly NYSE: EJ) from 2012 to 2018 and its chief financial officer from 2006 to 2012. Prior to joining E-House, he served as the chief financial officer of SouFun Holdings Limited, an online real estate service company in China, from 2005 to 2006. From 2002 to 2004, Dr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Dr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. From 1995 to 1997, Dr. Cheng was a senior analyst at the National Economic Research Associates, Inc., an economic and financial consulting firm in New York. From 1989 to 1991, he was an investment trainee and analyst at the Prudential Investment Corporation, the institutional investment subsidiary of the Prudential Insurance Company of America based in Newark, NJ. Dr. Cheng is an independent director and audit committee chairman of Yunji Inc. (NASDAQ: YJ), a Nasdaq-listed social e-commerce platform in China. He also served as an independent director and on the audit committee of 51job, Inc. (formerly NASDAQ: JOBS), LAIX Inc. (formerly NYSE: LAIX), Country Style Cooking Restaurant Chain Co., Ltd. (formerly NYSE: CCSC), and Le GAGA Holdings Limited (formerly NASDAQ: GAGA). Dr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Dr. Cheng is a chartered financial analyst (CFA).

Hope Ni has served as our independent director since March 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Ms. Ni currently serves as an independent director of Acotec Scientific Holdings Limited (HKEX: 6669), Visen Pharmaceuticals (HKEX 02561), and UCLOUDLINK GROUP INC. (Nasdaq: UCL). From June 2020 to June 2022, she served as a non-executive director of Ingdan, Inc. (HKEX: 0400), previously known as Cogobuy Group, and prior to that, she served as an executive director of Ingdan, Inc. from 2015 to 2020. From 2004 to 2007, Ms. Ni was the chief financial officer and a director of Viewtran Group, Inc. In 2008, Ms. Ni served as the vice chairman of Viewtran Group, Inc. Prior to that, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in 1998 and a bachelor’s degree in applied economics and business management from Cornell University in 1994.

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

B.Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB8.0 million (US$1.1 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2022 Share Incentive Plan

In connection with our dual primary listing on the Hong Kong Stock Exchange, our board of directors adopted a share incentive plan in March 2022, which we refer to as the 2022 Plan, to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants to our shareholders, which became effective upon the our listing on the Hong Kong Stock Exchange. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the plan is the sum of (i) a maximum of 13,042,731 Class A ordinary shares which may be issued pursuant to awards in the form of options, and (ii) the sum of (A) 26,085,463 Class A ordinary shares and (B) 3,554,866 Class A ordinary shares equivalent to the unused portion of the number of shares of our 2012 Share Incentive Plan at its expiration, which may be issued pursuant to awards in the form of restricted share units. Unless approved by the shareholders in general meeting, the total number of Class A ordinary shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of ours to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. As of March 31, 2026, awards to purchase 14,807,393 Class A ordinary shares under the 2022 Plan have been granted and remain outstanding, excluding awards that were forfeited or canceled after the grant dates. Pursuant to the terms of the 2022 Plan, any shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued shares, or shares purchased on the open market.

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

		Purchase Price
Name	Restricted shares	(US$/Share)	Date of Grant
Han Wang	2,500,000	0.01	February 19, 2024
Li-Lan Cheng	135,468	0.01	July 4, 2025
Hope Ni	135,468	0.01	July 4, 2025

As of March 31, 2026, employees other than our directors and executive officers as a group hold 13,130,207 restricted shares units outstanding under the 2022 Plan.

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

Audit Committee. Our audit committee consists of Li-Lan Cheng, Hope Ni, and Derek Chen. Li-Lan Cheng is the chairman of our audit committee. We have determined that Li-Lan Cheng, Hope Ni, and Derek Chen each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Li-Lan Cheng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Li-Lan Cheng, Hope Ni, and Yuan Zhou. Hope Ni is the chairman of our compensation committee. We have determined that Li-Lan Cheng and Hope Ni satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nomination Committee. Our nomination committee consists of Yuan Zhou, Hope Ni, Li-Lan Cheng, and Derek Chen. Hope Ni is the chairman of our nomination committee. We have determined that Hope Ni, Li-Lan Cheng, and Derek Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nomination committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination committee is responsible for, among other things:

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

Corporate Governance Committee. Our corporate governance committee consists of Li-Lan Cheng, Hope Ni, and Derek Chen. Derek Chen is the chairman of our corporate governance committee. We have determined that Hope Ni, Li-Lan Cheng, and Derek Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The primary duties of the corporate governance committee are, among other things, to ensure that we are operated and managed for the benefit of all shareholders, to oversee the environmental, social, and governance (“ESG”) matters relevant to us, to oversee our cybersecurity risk management and disclosure related to cybersecurity matters, and to ensure our compliance with the Hong Kong Listing Rules and safeguards relating to the weighted voting right structures of us. In accordance with Rule 8A.30 of the Hong Kong Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules, the work of our corporate governance committee as set out in its terms of reference includes, among others:

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

D.Employees

As of December 31, 2023, 2024 and 2025, we had 2,731, 1,887 and 1,154 full-time employees, respectively, all of whom were based in China, primarily at our headquarters in Beijing, China.

The following table sets forth the number of our employees by function as of December 31, 2025.

	Number of
Function	Employees	Percentage
Content and Content-Related Operations	269	23.3%
Research and Development	472	40.9%
Sales and Marketing	295	25.6%
General Administration	118	10.2%
Total	1,154	100%

Our success depends on our ability to attract, retain, and motivate qualified personnel. We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. We consider that we maintain a generally good working relationship with our employees, and we did not experience any material labor disputes or work stoppages or any difficulty in recruiting staff for our operations during 2023, 2024 and 2025. However, as our operations may further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees.

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

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 249,108,347 Class A ordinary shares (excluding 5,307,759 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 15,446,778 Class B ordinary shares issued and outstanding as of March 31, 2026.

	Class A Ordinary	Class B Ordinary	% of Beneficial	% of Aggregate Voting
	Shares	Shares	Ownership†	Power††
Directors and Executive Officers**:
Yuan Zhou(1)	21,407,800	15,446,778	13.9	43.6
Han Wang(2)	1,579,995	—	0.6	0.4
Dahai Li(3)	1,772,492	—	0.7	0.4
Zhaohui Li	—	—	—	—
Bing Yu	—	—	—	—
Li-Lan Cheng	—	—	—	—
Hope Ni(4)	10,000	—	*	*
Derek Chen(5)	10,000	—	*	*
All Directors and Executive Officers as a Group	24,780,287	15,446,778	15.2	44.4
Principal Shareholders:
MO Holding Ltd(1)	21,407,800	15,446,778	13.9	43.6
Tencent Entities(6)	38,066,599	—	14.4	9.4
Cosmic Blue Investments Limited(7)	19,975,733	—	7.6	4.9
AI Knowledge LLC(8)	17,865,410	—	6.8	4.4
Plus Channel Limited(9)	25,571,627	—	9.7	6.3
FIL Limited(10)	13,866,806	—	5.2	3.4

Notes:

*	Less than 0.1%.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 18 Xueqing Road, Haidian District, Beijing 100083, People’s Republic of China. The business address of Mr. Zhaohui Li is 10/F, China Technology Trade Center, No. 66 North 4th Ring West Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Bing Yu is No. 26 Xierqi Middle Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. Li-Lan Cheng is 296 Orchid Garden, 18 Xinjin Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Ms. Hope Ni is House 17B, Shouson Peak, 9-19 Shouson Hill Road, Deep Water Bay, Hong Kong. The business address of Mr. Derek Chen is 1601, G3, Bihaiyuan, 97 Yaojiayuan Road, Beijing, China 100026.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2026.

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

(1)	Represents 21,407,800 Class A ordinary shares, including 9,621,477 Class A ordinary shares granted on April 8, 2022, or the CEO Award Shares, and 15,446,778 Class B ordinary shares held by MO Holding Ltd. MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is wholly controlled by a trust that was established for the benefit of Mr. Zhou and his family, and the remaining interest of MO Holding Ltd is held Mr. Zhou. The registered address of MO Holding Ltd is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. Mr. Zhou has undertaken and covenanted that, unless and until the performance results targets set by the audit committee of the board directors have been met, (a) he shall not offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of, directly or indirectly, any interest in the CEO Award Shares; and (b) he will cast votes of all of the CEO Award Shares at our shareholder meetings or with respect to written resolution of shareholders in the manner consistent with the views and suggestions of the board of directors; he will abstain from voting if no such view or suggestion is formulated by the board as a whole.
(2)	Represents 1,579,995 Class A ordinary shares acquired upon vesting of a portion of restricted share units granted to Mr. Wang.
(3)	Represents (i) 99,450 Class A ordinary shares held by Mr. Dahai Li in the form of ADSs, and (ii) 1,673,042 Class A ordinary shares held by Ocean Alpha Investment Limited, a company incorporated in the British Virgin Islands. Ocean Alpha Investment Limited is wholly controlled by a trust that was established for the benefit of Mr. Dahai Li and his family. The registered address of Ocean Alpha Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents 10,000 Class A ordinary shares acquired upon vesting of a portion of restricted share units granted to Ms. Ni.
(5)	Represents 10,000 Class A ordinary shares acquired upon vesting of a portion of restricted share units granted to Mr. Chen.
(6)	Represents (i) 10,617,666 Class A ordinary shares held by Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and (ii) 27,448,933 Class A ordinary shares held by Huang River Investment Limited, a company incorporated in the British Virgin Islands. Image Frame Investment (HK) Limited and Huang River Investment Limited, or Tencent Entities, are subsidiaries of Tencent Holdings Limited. The address of principal offices of each of Image Frame Investment (HK) Limited and Huang River Investment Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Information regarding beneficial ownership is reported as of September 28, 2025, based on the information contained in the form of disclosure of interests filed by Tencent Holdings Limited with the Hong Kong Stock Exchange on September 30, 2025.
(7)	Represents 19,975,733 Class A ordinary shares held by Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands. Cosmic Investments Limited is wholly owned by Kuaishou Technology (HKEX: 1024). The registered address of Cosmic Blue Investments Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Information regarding beneficial ownership is reported as of September 26, 2025, based on the information contained in the form of disclosure of interests filed by Cosmic Blue Investments Limited with the Hong Kong Stock Exchange on September 29, 2025.
(8)	Represents 17,865,410 Class A ordinary shares held by AI Knowledge LLC, a company incorporated in the United States. AI Knowledge LLC is wholly owned by Access Industries Management, LLC, which is wholly owned by Len Blavatnik. The registered address of AI Knowledge LLC is 251 Little Falls Drive, Wilmington, DE, 19808, USA. Information regarding beneficial ownership is reported as of November 8, 2024, based on the information contained in the Schedule 13D/A filed by AI Knowledge LLC and Access Industries Management, LLC with the SEC on November 13, 2024.
(9)	Represents (i) 24,704,127 Class A ordinary shares in the form of 8,234,709 ADSs and (ii) 867,500 Class A ordinary shares held by Plus Channel Limited, a company incorporated in the British Virgin Islands. Plus Channel Limited is wholly owned by Kastle Limited, a company incorporated in Hong Kong. Plus Channel Limited conducts share repurchases under our publicly announced share repurchase programs on the New York Stock Exchange and the Hong Kong Stock Exchange at our authorization and instructions. The registered address of Plus Channel Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(10)	Represents 13,866,806 Class A ordinary shares held by FIL Limited. The registered address of FIL Limited is embroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19. Information regarding beneficial ownership is reported as of September 16, 2025, based on the information contained in the form of disclosure of interests filed by FIL Limited with the Hong Kong Stock Exchange on September 17, 2025.

To our knowledge and based on our review of our register of members as of March 31, 2026, we had 62,297,507 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan, that were held of record by one holder that resides in the United States, being JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation - 2022 Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with Tencent entities. Our transactions with Tencent Holdings Limited, one of our principal beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to payment services and cloud and bandwidth services, amounting to RMB28.8 million, RMB25.9 million and RMB22.9 million (US$3.3 million) in 2023, 2024 and 2025, respectively; and (ii) provision of services which primarily related to marketing services, amounting to RMB29.2 million, RMB16.5 million and RMB17.2 million (US$2.5 million) in 2023, 2024 and 2025, respectively. The amount due from the Tencent entities were RMB2.3 million, RMB6.6 million and RMB13.5 million (US$1.9 million) as of December 31, 2023, 2024 and 2025, respectively, and the amount due to the Tencent entities were RMB7.2 million, RMB4.9 million and RMB3.5 million (US$0.5 million) as of December 31, 2023, 2024 and 2025, respectively.

Transactions with Kuaishou entities. Our transactions with Kuaishou Technology, one of our principal beneficial owners, and its subsidiaries, included (i) purchase of services which primarily related to marketing services and cloud and bandwidth services, amounting to RMB10.8 million, RMB60.1 million and RMB28.2 million (US$4.0 million) in 2023, 2024 and 2025, respectively; and (ii) provision of services, which primarily related to marketing services, amounting to RMB5.4 million, RMB11.7 million and RMB30.0 million (US$4.3 million) in 2023, 2024 and 2025, respectively. The amount due from the Kuaishou entities was RMB2.5 million, RMB11.3 million and RMB12.1 million (US$1.7 million) as of December 31, 2023, 2024 and 2025, respectively, and the amount due to the Kuaishou entities was RMB4.2 million, RMB2.0 million and RMB0.4 million (US$0.1 million) as of December 31, 2023, 2024 and 2025, respectively.

Transactions with ModelBest. Our transactions with Beijing ModelBest Intelligent Technology Co., Ltd., or Mianbi, one of the companies we invested in, included provision of other services, are immaterial in 2023, 2024 and 2025. The amount due from Mianbi, which primarily related to expenditures paid by us on behalf of Mianbi, amounting to RMB13.6 million, RMB23.7 million and nil as of December 31, 2023, 2024 and 2025.

Transactions with BRTS. Our transactions with Beijing Radio and Television Station, or BRTS, a shareholder of Zhizhe Tianxia, included purchase of services which primarily related to consulting service and marketing service, amounting to RMB5.7 million and RMB2.8 million (US$0.4 million) in 2024 and 2025.

Transactions with Civil Spectrum. Civil Spectrum Limited, or Civil Spectrum, is one of the companies we invested in. We had amount due to Civil Spectrum, which related to the unpaid consideration for our investment, of RMB12.3 million (US$1.8 million) as of December 31, 2025, and no other transactions occurred for the year ended December 31, 2025.

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

Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we have filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, our officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments of RMB2,363.8 million, and U.S. dollar-denominated cash and cash equivalents and short-term investments of US$297.0 million. Assuming we had converted RMB2,363.8 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$635.0 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$604.2 million instead.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary reimburses us for certain expenses we incur that are related to establishment and maintenance of the ADR program. For the year ended December 31, 2025, we received US$3.4 million of cash reimbursement, net of tax, from the depositary.

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

Depositary

The depositary for our ADSs is JPMorgan Chase Bank, N.A. (the “Depositary”), whose office is located at 270 Park Avenue, Floor 8, New York, NY 10017. The certificated ADSs are evidenced by certificates referred to as American Depositary Receipts (“ADRs”) that are issued by the Depositary.

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

Transfer of Shares to Hong Kong Share Register

For the purposes of trading on the Hong Kong Stock Exchange, the Class A Ordinary Shares must be registered in the Hong Kong Share Register. ADSs are quoted for trading on NYSE. An investor who holds Class A Ordinary Shares and wishes to trade ADSs on NYSE must deposit or have his broker deposit with The Hongkong and Shanghai Banking Corporation Limited, as custodian of the Depositary (the “Depositary’s Custodian”), Class A Ordinary Shares, or evidence of rights to receive Class A Ordinary Shares, so as to receive the corresponding ADSs as described below.

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

For the period from March 25, 2021 to December 31, 2025, we have used less than 10% of the net proceeds from our initial public offering for the development of product and service, market and user growth, research and development, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

Item 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[RESERVED]

Item 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Li-Lan Cheng, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	For the Year Ended December 31,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	11,500	10,500	1,501
All other fees(2)	740	215	31

Notes:

(1)	“Audit fees” represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information.
(2)	“All other fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal external auditors other than services reported under “Audit fees.”

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

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 10, 2022, our shareholders approved a share repurchase program, pursuant to which we were authorized to repurchase up to US$100 million of our shares over the next 12 months, or the 2022 Repurchase Program. In May 2023 and June 2024, our board of directors approved extensions of the 2022 Repurchase Program to remain effective until June 26, 2025. In addition, a concurrent share repurchase program was established in June 2024 and will remain effective until June 26, 2025, or the 2024 Repurchase Program. The maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2024 Repurchase Program, together with the remaining number of shares (including shares underlying the ADSs) that can be repurchased under the 2022 Repurchase Program, will not exceed 10% of the total number of our issued shares (excluding any treasury shares) as of June 26, 2024, the date of the resolution granting the general unconditional mandate to purchase the Company’s own shares approved by shareholders. In May 2025, our board of directors approved a new share repurchase program effective until June 25, 2026, or the 2025 Repurchase Program. The maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2025 Repurchase Program is 10% of the total number of issued shares of the Company (excluding Class A ordinary shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company and any treasury shares) as of June 25, 2025, the date of the resolution granting the general unconditional mandate to purchase the Company’s own shares approved by shareholders.

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

The following table sets forth a summary of shares repurchase by us and our affiliated purchaser pursuant to our share repurchase programs and the tender offer repurchase under the 2022 Repurchase Program and 2024 Repurchase Program.

					Approximate
					Dollar
	Total	Average			Value of Class A
	Number	Price		Total Number of	Ordinary Shares
	of Class A	Paid Per		Class A Ordinary	That
	Ordinary	Class A		Shares Purchased as	May Yet Be
	Shares	Ordinary		Part of the Publicly	Purchased Under
Period	Purchased	Shares		Announced Plan	the Program*
January 1, 2025—January 31, 2025	780,882	US$	1.13	76,043,432	14,828,787
February 1, 2025—February 28, 2025	704,520	US$	1.53	76,747,952	13,752,055
March 1, 2025—March 31, 2025	2,096,036	US$	1.57	78,843,988	10,471,669
April 1, 2025—April 30, 2025	3,118,962	US$	1.26	81,962,950	6,539,644
May 1, 2025—May 31, 2025	129,216	US$	1.28	82,092,166	6,373,767
June 1, 2025—June 25, 2025	322,755	US$	1.26	82,414,921	5,966,863

Note:

*	Represents the approximate dollar value of Class A ordinary shares that may yet be purchased under the US$100 million 2022 Repurchase Program.

The following table sets forth a summary of shares repurchase by us and our affiliated purchaser pursuant to our 2025 Repurchase Program. The total number of Class A ordinary shares that may be repurchased at the commencement of the 2025 Repurchase Program is 26,300,429, equivalent to 10% of the total number of issued shares of the Company (excluding unused bulk issuance shares and treasury shares) as of June 25, 2025.

					Approximate
					Shares
	Total	Average			of Class A
	Number	Price		Total Number of	Ordinary Shares
	of Class A	Paid Per		Class A Ordinary	That
	Ordinary	Class A		Shares Purchased as	May Yet Be
	Shares	Ordinary		Part of the Publicly	Purchased Under
Period	Purchased	Shares		Announced Plan	the Program*
June 26, 2025—June 30, 2025	264,732	US$	1.31	264,732	26,035,697
July 1, 2025—July 31, 2025	119,766	US$	1.38	384,498	25,915,931
August 1, 2025—August 31, 2025	441,570	US$	1.50	826,068	25,474,361
September 1, 2025—September 30, 2025	3,421,254	US$	1.71	4,247,322	22,053,107
October 1, 2025—October 31, 2025	1,209,000	US$	1.54	5,456,322	20,844,107
November 1, 2025—November 30, 2025	1,073,049	US$	1.35	6,529,371	19,771,058
December 1, 2025—December 31, 2025	2,962,287	US$	1.14	9,491,658	16,808,771
January 1, 2026—January 31, 2026	1,438,761	US$	1.21	10,930,419	15,370,010
February 1, 2026—February 28, 2026	1,349,730	US$	1.18	12,280,149	14,020,280
March 1, 2026—March 31, 2026	933,123	US$	0.90	13,213,272	13,087,157
Total	13,213,272	US$	1.35	13,213,272	13,087,157

Note:

*

Represents the approximate shares of Class A ordinary shares that may yet be purchased under the maximum number of shares (including shares underlying the ADSs) that can be repurchased under the 2025 Repurchase Program.

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 26, 2024)
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
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-253910), initially filed with the Securities and Exchange Commission on March 5, 2021)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-40253) filed by the Registrant with the Securities and Exchange Commission on April 15, 2025)

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

Date: April 17, 2026

Zhihu Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Zhihu Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Zhihu Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for expected credit losses on trade receivables

As described in Note 2(j) to the consolidated financial statements, as of December 31, 2025, the balance of gross trade receivables was RMB467.7 million, against which an allowance for expected credit losses of RMB109.7 million was made. The allowance for expected credit losses was made based on an estimate of the current expected credit losses to be incurred over the expected life of these trade receivables. Management identified relevant risk characteristics, which include size, type of services or products the Company provides. Trade receivables with similar risk characteristics had been grouped into portfolio groups. For each portfolio group, management considered the historical default rates and forward-looking information to develop the estimated credit loss rates.

The principal considerations for our determination that performing procedures relating to the allowance for expected credit losses on trade receivables is a critical audit matter are the significant judgments by management when developing the current expected credit losses to be incurred over the expected life of these trade receivables, which in turn led to a high degree of auditor judgment, subjectivity and significant audit effort in performing procedures and evaluating management’s significant judgments and assumptions, including portfolio groups, historical default rates and forward-looking information. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the allowance for expected credit losses on trade receivables. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to estimate the allowance for expected credit losses on trade receivables. The testing of management’s process included (i) assessing the appropriateness of the models and methodology used; (ii) assessing the reasonableness of the portfolio groups of trade receivables used by management by evaluating the heterogeneity among different portfolio groups and the homogeneity within the same portfolio group; (iii) assessing the reasonableness of estimated credit loss rates used by management by evaluating the historical default rates and assessing the reasonableness and application of forward-looking information by comparing with publicly available forecasts from third-party institutions; and (iv) testing the accuracy and completeness of the key data inputs such as the ending balance and aging schedule of trade receivables, and testing the mathematical accuracy of the calculation of the allowance for expected credit losses.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 17, 2026

We have served as the Company’s auditor since 2017.

Zhihu Inc.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,999,160	3,369,154	481,783
Term deposits	320,088	30,000	4,290
Short-term investments	538,816	840,938	120,253
Restricted cash	900	1,078	154
Trade receivables	420,636	357,998	51,193
Amounts due from related parties	41,588	25,570	3,656
Prepayments and other current assets	163,446	107,265	15,339
Total current assets	5,484,634	4,732,003	676,668
Non-current assets:
Property and equipment, net	8,490	5,349	765
Intangible assets, net	54,534	29,588	4,231
Goodwill	126,344	—	—
Long-term investments, net	51,176	158,480	22,662
Term deposits	—	210,000	30,030
Right-of-use assets	7,151	42,063	6,015
Other non-current assets	623	13,391	1,915
Total non-current assets	248,318	458,871	65,618
Total assets	5,732,952	5,190,874	742,286

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB448,836 and RMB356,907 as of December 31, 2024 and 2025, respectively):

Accounts payable and accrued liabilities	835,688	681,307	97,426
Salary and welfare payables	275,260	188,038	26,889
Taxes payable	22,081	16,285	2,329
Contract liabilities	235,539	186,034	26,603
Amounts due to related parties	6,825	16,135	2,307
Short-term lease liabilities	17,308	21,382	3,058
Short-term borrowings	—	35,000	5,005
Other current liabilities	131,955	124,233	17,765
Total current liabilities	1,524,656	1,268,414	181,382

Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB8,637 and RMB7,553 as of December 31, 2024 and 2025, respectively):

Long-term lease liabilities	1,823	15,592	2,230
Deferred tax liabilities	6,830	27,174	3,885
Other non-current liabilities	3,957	4,650	665
Total non-current liabilities	12,610	47,416	6,780
Total liabilities	1,537,266	1,315,830	188,162

Zhihu Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Commitments and contingencies (See Note 18)

Shareholders’ equity:
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 246,496,859 and 249,007,733 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	191	195	28
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 15,446,778 and 15,446,778 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	12	12	2
Treasury stock	(112,057)	(275,059)	(39,333)
Additional paid-in capital	13,113,010	13,183,041	1,885,150
Statutory reserves	435	706	101
Accumulated other comprehensive income/(loss)	12,383	(33,736)	(4,824)
Accumulated deficit	(8,877,851)	(9,071,023)	(1,297,140)
Total Zhihu Inc.’s shareholders’ equity	4,136,123	3,804,136	543,984
Noncontrolling interests	59,563	70,908	10,140
Total shareholders’ equity	4,195,686	3,875,044	554,124
Total liabilities and shareholders’ equity	5,732,952	5,190,874	742,286

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues (including transactions with related parties of RMB35,147, RMB30,830 and RMB47,472 for the years ended December 31, 2023, 2024 and 2025, respectively)	4,198,889	3,598,905	2,749,004	393,103
Cost of revenues (including transactions with related parties of RMB37,074, RMB29,332 and RMB21,934 for the years ended December 31, 2023, 2024 and 2025, respectively)	(1,903,041)	(1,418,076)	(1,101,259)	(157,478)
Gross profit	2,295,848	2,180,829	1,647,745	235,625

Operating expenses:
Selling and marketing expenses (including transactions with related parties of RMB2,585, RMB57,339 and RMB28,158 for the years ended December 31, 2023, 2024 and 2025, respectively)	(2,048,090)	(1,599,186)	(1,252,274)	(179,073)
Research and development expenses (including transactions with related parties of nil, RMB1,167 and RMB1,388 for the years ended December 31, 2023, 2024 and 2025, respectively)	(901,452)	(732,553)	(524,996)	(75,073)
General and administrative expenses (including transactions with related parties of nil, RMB3,792 and RMB2,453 for the years ended December 31, 2023, 2024 and 2025, respectively)	(418,531)	(330,173)	(251,419)	(35,952)
Impairment of goodwill	—	—	(126,344)	(18,067)
Total operating expenses	(3,368,073)	(2,661,912)	(2,155,033)	(308,165)

Loss from operations	(1,072,225)	(481,083)	(507,288)	(72,540)
Other income/(expenses):
Investment income	41,695	65,441	231,864	33,156
Interest income	158,671	114,964	71,542	10,230
Fair value change of financial instruments	(5,170)	78,405	—	—
Exchange gains/(losses)	97	1,013	(233)	(33)
Others, net	49,236	42,902	30,641	4,382
Loss before income tax	(827,696)	(178,358)	(173,474)	(24,805)
Income tax (expenses)/benefits	(11,832)	9,391	(21,687)	(3,101)

Net loss	(839,528)	(168,967)	(195,161)	(27,906)
Net (income)/loss attributable to noncontrolling interests	(4,113)	(2,835)	2,260	323
Net loss attributable to Zhihu Inc.’s shareholders	(843,641)	(171,802)	(192,901)	(27,583)

Net loss	(839,528)	(168,967)	(195,161)	(27,906)
Other comprehensive income/(loss):
Foreign currency translation adjustments	45,257	32,964	(46,102)	(6,592)
Total other comprehensive income/(loss)	45,257	32,964	(46,102)	(6,592)

Total comprehensive loss	(794,271)	(136,003)	(241,263)	(34,498)
Comprehensive (income)/loss attributable to noncontrolling interests	(4,113)	(2,865)	2,243	321

Comprehensive loss attributable to Zhihu Inc.’s shareholders	(798,384)	(138,868)	(239,020)	(34,177)

Net loss per share, basic and diluted	(2.82)	(0.63)	(0.80)	(0.11)
Weighted average number of ordinary shares, basic and diluted	299,132,894	273,560,865	240,043,649	240,043,649

Zhihu Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	9,751	3,949	(595)	(85)
Selling and marketing expenses	13,882	(1,975)	31	4
Research and development expenses	49,847	7,916	5,501	787
General and administrative expenses	91,176	49,372	82,346	11,775

The accompanying notes are an integral part of these consolidated financial statements

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

									Accumulated
	Class A ordinary		Class B ordinary				Additional		other		Non	Total
	shares		shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	loss	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	—	(65,808)	(7,861,973)	40,572	5,694,268
Net (loss)/income	—	—	—	—	—	—	—	—	—	(843,641)	4,113	(839,528)
Share-based compensation expenses	—	—	—	—	—	—	115,358	—	—	—	49,298	164,656
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	7,327	7,327
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	490	490
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	45,257	—	—	45,257
Repurchase of shares	—	—	—	—	(24,582,185)	(369,569)	—	—	—	—	—	(369,569)
Cancellation of shares	(13,482,680)	(12)	—	—	13,482,680	241,746	(248,108)	—	—	—	—	(6,374)
Exercise and vesting of share options and restricted shares	4,885,428	4	—	—	—	—	5,079	—	—	—	—	5,083
Conversion of ordinary shares	795,047	1	(795,047)	(1)	—	—	—	—	—	—	—	—
Appropriations to statutory reserves	—	—	—	—	—	—	—	2,680	—	(2,680)	—	—
Balance as of December 31, 2023	280,347,305	227	18,145,605	14	(13,265,592)	(161,637)	13,487,371	2,680	(20,551)	(8,708,294)	101,800	4,701,610

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

									Accumulated
	Class A ordinary		Class B ordinary				Additional		other		Non	Total
	shares		shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	(loss)/income	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	280,347,305	227	18,145,605	14	(13,265,592)	(161,637)	13,487,371	2,680	(20,551)	(8,708,294)	101,800	4,701,610
Net (loss)/income	—	—	—	—	—	—	—	—	—	(171,802)	2,835	(168,967)
Share-based compensation expenses	—	—	—	—	—	—	45,013	—	—	—	14,249	59,262
Acquisition of a subsidiary with noncontrolling interests	—	—	—	—	—	—	33,724	—	—	—	(33,724)	—
Disposal of a subsidiary	—	—	—	—	—	—	—	(2,245)	—	2,245	(25,827)	(25,827)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	200	200
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	32,934	—	30	32,964
Repurchase of shares	—	—	—	—	(43,648,259)	(400,707)	—	—	—	—	—	(400,707)
Cancellation of shares	(45,767,659)	(41)	—	—	45,767,659	432,446	(436,404)	—	—	—	—	(3,999)
Exercise and vesting of share options and restricted shares	2,833,975	3	—	—	1,194,705	17,841	(16,694)	—	—	—	—	1,150
Conversion of ordinary shares	2,698,827	2	(2,698,827)	(2)	—	—	—	—	—	—	—	—
Balance as of December 31, 2024	240,112,448	191	15,446,778	12	(9,951,487)	(112,057)	13,113,010	435	12,383	(8,877,851)	59,563	4,195,686

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

									Accumulated
	Class A ordinary		Class B ordinary				Additional		other		Non	Total
	shares		shares		Treasury stock		paid-in	Statutory	comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserves	income/(loss)	deficit	interests	equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	240,112,448	191	15,446,778	12	(9,951,487)	(112,057)	13,113,010	435	12,383	(8,877,851)	59,563	4,195,686
Net loss	—	—	—	—	—	—	—	—	—	(192,901)	(2,260)	(195,161)
Share-based compensation expenses	—	—	—	—	—	—	73,695	—	—	—	13,588	87,283
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(46,119)	—	17	(46,102)
Repurchase of shares	—	—	—	—	(16,644,029)	(167,060)	—	—	—	—	—	(167,060)
Exercise and vesting of share options and restricted shares	4,301,702	4	—	—	270,892	4,058	(3,664)	—	—	—	—	398
Appropriations to statutory reserves	—	—	—	—	—	—	—	271	—	(271)	—	—
Balance as of December 31, 2025	244,414,150	195	15,446,778	12	(26,324,624)	(275,059)	13,183,041	706	(33,736)	(9,071,023)	70,908	3,875,044

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(839,528)	(168,967)	(195,161)	(27,906)
Depreciation of property and equipment and amortization of intangible assets	24,892	21,948	19,003	2,717
Share-based compensation expenses	164,656	59,262	87,283	12,481
Accrued investment income of short-term investments	(37,514)	(58,321)	(71,512)	(10,226)
Investment income of long-term investments	—	—	(159,205)	(22,766)
Deferred income tax	(3,806)	(3,025)	20,344	2,909
Provision/(Reversal) of allowance for expected credit loss	29,916	36,734	(26,798)	(3,832)
Loss/(Gain) on disposal of property and equipment	402	(6)	(392)	(56)
Gain on disposal of a subsidiary	—	(4,928)	—	—
Fair value changes of financial instruments	5,170	(78,405)	—	—
Impairment of goodwill	—	—	126,344	18,067
Impairment of intangible assets	—	—	10,460	1,496
Changes in operating assets and liabilities:
Trade receivables	64,411	208,244	90,077	12,881
Prepayments and other current assets	(41,724)	63,278	47,173	6,746
Right-of-use assets	59,908	33,060	(34,912)	(4,992)
Other non-current assets	13,061	66	(6,460)	(924)
Accounts payable and accrued liabilities	220,243	(183,369)	(154,337)	(22,070)
Contract liabilities	(87,060)	(59,529)	(48,811)	(6,980)
Amounts due from/to related parties	7,442	(45,102)	27,623	3,950
Taxes payable	(4,692)	955	(5,796)	(829)
Salary and welfare payables	56,869	(65,400)	(87,222)	(12,473)
Other current liabilities	2,653	(10,080)	(19,149)	(2,738)
Lease liabilities	(50,826)	(26,600)	17,843	2,552
Net cash used in operating activities	(415,527)	(280,185)	(363,605)	(51,993)

Cash flows from investing activities:
Cash paid for long-term investments	(30,000)	(21,176)	(12,649)	(1,809)
Cash received from sale of long-term investments	—	—	76,767	10,978
Purchases of short-term investments	(7,533,252)	(9,114,732)	(13,415,852)	(1,918,441)
Proceeds of maturities of short-term investments	6,584,256	10,409,987	13,164,449	1,882,491
Purchases of term deposits	(2,677,594)	(673,373)	(742,525)	(106,180)
Proceeds from withdrawal of term deposits	2,047,915	1,952,455	814,494	116,471
Purchase of intangible assets	(381)	—	(137)	(20)
Purchases of property and equipment	(8,489)	(2,731)	(1,319)	(189)
(Payment for)/Proceeds from disposal of property and equipment	(5)	27	471	67
Acquisition of subsidiaries, net of cash acquired	(63,590)	—	—	—
Proceeds from disposal of a subsidiary, net of cash disposed	—	12,160	—	—
Net cash (used in)/provided by investing activities	(1,681,140)	2,562,617	(116,301)	(16,632)

Cash flows from financing activities:
Capital contribution from non-controlling interests shareholder	—	200	—	—
Proceeds from short-term borrowings	—	51,774	196,294	28,070
Repayment of short-term borrowings	—	(51,774)	(161,294)	(23,065)
Acquisition of a subsidiary with noncontrolling interests	—	(4,513)	—	—
Proceeds received from employees in relation to share options and restricted shares	4,513	1,158	431	62
Payments for repurchase of shares	(369,569)	(400,707)	(167,060)	(23,889)
Net cash used in financing activities	(365,056)	(403,862)	(131,629)	(18,822)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	42,510	14,851	(18,293)	(2,617)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,419,213)	1,893,421	(629,828)	(90,064)
Cash, cash equivalents and restricted cash at beginning of the year	4,525,852	2,106,639	4,000,060	572,001
Cash, cash equivalents and restricted cash at end of the year	2,106,639	4,000,060	3,370,232	481,937

Zhihu Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	11,143	1,783	3,819	546
Cash paid for interest expense	—	—	1,438	206

Supplemental schedule of non-cash investing and financing activities:
Unpaid consideration for acquisition (including contingent consideration)	78,362	—	—	—
Unpaid consideration for long-term investments	14,621	—	12,300	1,759

The accompanying notes are an integral part of these consolidated financial statements.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations and Principal Activities

(a)Principal activities

Zhihu Inc., (the “Company” or “Zhihu”), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) is primarily engaged in the operation of one online content community which monetizes through paid membership services, marketing services and other services in the People’s Republic of China (the “PRC” or “China”). In March 2021, the Company completed its initial public offering (the “IPO”) on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”).

As of December 31, 2025, the Company’s major subsidiaries, VIEs and major VIEs’ subsidiaries are as follows:

Place and year of
	Incorporation/acquisition	Principal activities
Major Subsidiaries
Zhihu Technology (HK) Limited	Hong Kong, 2011	Investment holding in Hong Kong
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, 2012	Technology, business support and consulting service in the PRC
Beijing Zhihu Network Technology Co., Ltd.	PRC, 2018	Information and marketing service in the PRC
Shanghai Zhishi Technology Co., Ltd.	PRC, 2021	Technology and consulting service in the PRC
Wuhan Zhihu Network Technology Co., Ltd.	PRC, 2024	Information and marketing service in the PRC
Wuhan Bofeng Technology Co., Ltd.	PRC, 2023	Technology and consulting service in the PRC

VIEs
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, 2011	Internet service in the PRC
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, 2021	Vocational training in the PRC
Wuhan Xinyue Network Technology Co., Ltd.	PRC, 2023	Information and consulting service in the PRC

Major VIEs’ subsidiaries
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, 2017	Audio-Visual Permit holder in the PRC
Wuhan Zhibo Wenshuo Technology Co., Ltd.	PRC, 2023	Internet service in the PRC

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

1.    Operations and Principal Activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and their shareholders:

i) Contracts that give the Company effective control of the VIEs

Exclusive Share Option Agreements. Pursuant to the exclusive share option agreements among the WFOEs, the VIEs and the VIEs’ shareholders, each of the shareholders of the relevant VIE irrevocably granted the relevant WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or her equity interests in the relevant VIE, and the purchase price shall be RMB10 or the price permitted by applicable the PRC law. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not, among other things, (i) change VIEs’ registered capital, (ii) merge VIEs with any other entity, (iii) sell, transfer, mortgage, or dispose of VIEs’ assets, or (iv) amend VIEs’ articles of association. The exclusive share option agreements will remain effective unless the WFOEs terminate these agreements with written request or other circumstances mentioned therein take place. The agreements amongst the VIEs, the relevant subsidiaries and VIEs’ shareholders that provide the Company’s effective control over these VIEs contain substantially the same terms, except that contract termination date and materiality threshold for the corporate actions that require WFOEs’ consent vary.

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

Spousal Consent Letters. Spouses of shareholders of the VIEs have each signed the spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreements, the exclusive share option agreements, the shareholders voting proxy agreements, and the exclusive business cooperation agreements, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interests in the VIEs held by the shareholders. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

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

i) Contracts that give the Company effective control of the VIEs (Continued)

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

ii)Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs

Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOE provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The agreements amongst the VIEs, the relevant subsidiaries and VIE’s shareholders provide the Company’s right to receive substantially all of the economic benefits from the VIEs, except that contract termination date varies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii)Risks in relation to VIE structure (Continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, each agreement of the contractual arrangements between the WFOEs, the VIEs, and their equity holders governed by PRC law is valid, binding, and enforceable in accordance with their terms, subject to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization, and similar laws affecting creditors’ rights generally, the discretion of the government authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of the PRC laws and policies thereto, and general equity principles; and each such agreement does not violate any applicable and explicit PRC law currently in effect. There may be, however, uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Therefore, there is no assurance that relevant PRC authorities will not ultimately take a contrary view.

The following consolidated financial information of the Group’s VIEs and their subsidiaries as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	496,891	368,887
Short-term investments	5,624	54,801
Restricted cash	900	1,078
Trade receivables	70,894	77,203
Amounts due from related parties	11,062	14,348
Amounts due from Group companies	47,479	42,107
Prepayments and other current assets	86,390	55,073
Non-current assets:
Property and equipment, net	456	624
Intangible assets, net	41,542	18,791
Goodwill	103,514	—
Right-of-use assets	2,320	6,306
Other non-current assets	378	919
Total assets	867,450	640,137

Current liabilities:
Accounts payable and accrued liabilities	208,525	154,411
Salary and welfare payables	13,111	6,840
Taxes payable	4,885	4,751
Contract liabilities	195,507	159,173
Amounts due to related parties	2,586	1,312
Amounts due to Group companies(a)	390,742	379,300
Short-term lease liabilities	2,063	2,832
Other current liabilities	22,159	27,588
Non-current liabilities:
Long-term lease liabilities	85	2,903
Deferred tax liabilities	4,595	—
Other non-current liabilities	3,957	4,650
Total liabilities	848,215	743,760

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(b)VIE arrangements between the Company’s PRC subsidiaries (Continued)

iii)Risks in relation to VIE structure (Continued)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Inter-company revenues	485	569	4,674
Third-party revenues	2,445,830	2,296,096	1,888,975
Inter-company cost(a)	(804,488)	(721,936)	(701,878)
Third-party cost	(845,458)	(701,990)	(558,886)
Gross Profit	796,369	872,739	632,885
Operating expenses(a)	(847,972)	(897,583)	(770,968)
Other income	20,302	26,664	2,266
(Loss)/Income before income tax	(31,301)	1,820	(135,817)
Income tax (expenses)/benefits	(7,070)	6,453	4,525
Net (loss)/income	(38,371)	8,273	(131,292)
Net loss/(income) attributable to noncontrolling interests	1,758	(946)	2,260
Net (loss)/income attributable to the Company	(36,613)	7,327	(129,032)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Purchases of goods and services from Group companies(a)	(878,010)	(696,877)	(626,872)
Other operating activities with Group companies	—	—	4,242
Operating activities with external parties	1,093,734	722,064	768,732
Net cash provided by operating activities	215,724	25,187	146,102
Purchases of short-term investments	(431,000)	(1,202,944)	(2,807,713)
Proceeds of maturities of short-term investments	387,014	1,286,977	2,765,045
Investing activities with Group companies	—	—	6,376
Other investing activities with external parties	(63,862)	11,594	(349)
Net cash (used in)/provided by investing activities	(107,848)	95,627	(36,641)
Capital contribution from shareholders	—	18,342	—
Financing activities with Group companies	—	—	(237,287)
Net cash provided by/(used in) financing activities	—	18,342	(237,287)
Net increase/(decrease) in cash, cash equivalents and restricted cash	107,876	139,156	(127,826)
Cash, cash equivalents and restricted cash at beginning of the year	250,759	358,635	497,791
Cash, cash equivalents and restricted cash at end of the year	358,635	497,791	369,965
(a)	The VIEs have incurred RMB857.4 million, RMB670.6 million and RMB686.2 million in fees related to services provided by the WFOEs and WFOEs concurrently recognized the same amounts as revenues for the years ended December 31, 2023, 2024 and 2025, respectively. In 2023, 2024, and 2025, the total amount of such service fees that VIEs paid to the relevant WFOEs under the relevant agreements was RMB834.5 million, RMB695.9 million and RMB595.4 million, respectively. Unsettled balance of such transactions was RMB136.2 million and RMB270.3 million as of December 31, 2024 and 2025, respectively.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB41.6 million and RMB41.5 million as of December 31, 2024 and 2025, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.    Operations and Principal Activities (Continued)

(c)Liquidity

The Group incurred net losses of RMB839.5 million, RMB169.0 million and RMB195.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities was RMB415.5 million, RMB280.2 million and RMB363.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB8,877.9 million and RMB9,071.0 million as of December 31, 2024 and 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional American depositary shares (“ADSs”) and the Company received net proceeds of RMB15.1 million. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. As of December 31, 2024 and 2025, the Group had RMB3,999.2 million and RMB3,369.2 million of cash and cash equivalents, RMB320.1 million and RMB240.0 million of current and non-current term deposits, RMB538.8 million and RMB840.9 million of short-term investments and RMB0.9 million and RMB1.1 million of restricted cash, respectively. As of December 31, 2024 and 2025, the Group had RMB3,960.0 million and RMB3,463.6 million of net current assets respectively. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2.    Significant Accounting Policies

(a)Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b)Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company is the primary beneficiary.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(c)Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and goodwill impairment assessment.

(d)Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) in the consolidated statements of operations and comprehensive loss.

(e)Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, long-term investments, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, and other current liabilities. As of December 31, 2024 and 2025, the carrying values of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration.

(g)Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

(h)Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the years presented. Term deposits with remaining maturities over one year are classified as non-current assets.

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

The Group’s trade receivables, amount due from related parties and other receivables included in prepayments and other current assets and other non-current assets are within the scope of ASC Topic 326. The allowance for expected credit losses was made based on an estimate of the current expected credit losses to be incurred over the expected life of these trade receivables. The Group has identified the relevant risk characteristics of its customers and the related receivables which include size, type of services or products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into portfolio groups. For each portfolio group, the Group considers the historical default rates and forward-looking information to develop the estimated credit loss rates. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group’s specific facts and circumstances.

The Group’s trade receivables consist primarily of amounts due from advertising agencies and direct advertising customers. The Group recorded a provision for current expected credit loss in the general and administrative expenses in the consolidated statements of operations and comprehensive loss. The balance of gross trade receivables was RMB568.2 million and RMB467.7 million as of December 31, 2024 and 2025, against which an allowance for expected credit losses of RMB147.5 million and RMB109.7 million was made as of December 31, 2024 and 2025.

The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the years ended December 31, 2023, 2024 and 2025 (in thousands):

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Beginning balance	94,988	124,856	152,027
Additional/(Reversal of) allowance for credit losses, net of recoveries	29,916	36,734	(26,798)
Write-off	(48)	(9,563)	(10,377)
Ending balance	124,856	152,027	114,852

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

(m)Goodwill

Goodwill represents the excess of the purchase consideration over the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. The Group may assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. In the qualitative assessment, the Group considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of its reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, a quantitative impairment test is performed, otherwise, no further testing is necessary. The quantitative impairment test involves comparing the fair value of the reporting unit to its carrying value. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. The Group is determined to be one reporting unit for the goodwill impairment testing.

(n)Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Nil, nil and RMB10.5 million of impairment loss was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(o)Long-term investments, net

The Company’s long-term investments consist of investments in privately held companies. For those equity investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the measurement alternative). Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The subsequent adjustments are recorded as investment income in the consolidated statements of operations and comprehensive loss.

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

For the debt investments in privately held companies, the Group elected the fair value option to account for these investments at their initial recognition. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of operations and comprehensive loss.

(p)Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

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

Paid membership services (Continued)

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

The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from retail purchases is not significant for the years ended December 31, 2023, 2024 and 2025.

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

Marketing services (Continued)

Cost-per-day (“CPD”) model

Under the CPD model, a contract is signed to establish a fixed price for the marketing services to be provided over a period of time. Given the customers benefit from the display of the advertisement or designated content evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

Sales rebate to certain customers

Certain customers may receive sales rebates, which are accounted for as variable considerations. The Group estimates annual expected revenue volumes of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax (“VAT”). The Group believes that there will not be significant changes to its estimates of variable consideration.

Other revenues

The Group’s other revenues are primarily generated from the vocational training business, sales of the Group’s private label products and book series, and other activities. The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. The Group’s vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as a contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, is subject to inventory risk, and has latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Nonmonetary transactions

The Group enters into nonmonetary transactions with certain advertising service providers whereby each party of these transactions would place counter parties’ advertisement on their own platform. Revenue from these nonmonetary transactions is recognized when an advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group uses the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable. The amount of revenue recognized for nonmonetary transactions was not material for the years ended December 31, 2023, 2024 and 2025.

Principal expedients and exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group’s contracts have a duration of one year or less.

The Group recognizes an asset for the incremental costs of obtaining a contract if those costs are expected to be recoverable. The Group elects to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.

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

(t)Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. For the years ended December 31, 2023, 2024 and 2025, advertising expenses were RMB721.9 million, RMB350.4 million and RMB570.3 million, respectively.

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

(w)Share-based compensation

Under the 2012 incentive compensation plan (the “2012 incentive plan”) and the 2022 incentive plan (the “2022 incentive plan”), collectively the “Zhihu Employee Incentive Plan” or the “Plan”, share-based compensation benefits are granted to employees, including share options and restricted shares. The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the Plan is set out in Note 15.

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

(w)Share-based compensation (Continued)

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

(x)Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB236.6 million, RMB202.5 million and RMB155.8 million for the years ended December 31, 2023, 2024 and 2025, respectively. The total balances of such employee benefit including the accrual for estimated amounts were approximately RMB53.2 million and RMB42.5 million as of December 31, 2024 and 2025, respectively.

(y)Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the year of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits as of and for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group made RMB2.7 million, nil and RMB0.3 million appropriations to its statutory reserve fund for the years ended December 31, 2023, 2024 and 2025, respectively. Due to the disposal of a subsidiary, the appropriations to its statutory reverse fund decreased by RMB2.2 million for the year ended December 31, 2024.

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

(ac)Business combination and noncontrolling interests (Continued)

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

(ae)Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Refer to Note 17 for details.

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

(ag)Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group has adopted the guidance beginning January 1, 2025.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.    Significant Accounting Policies (Continued)

(ah)Recently issued accounting pronouncements not yet adopted

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU No. 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-05 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU No. 2025-06 modernizes the accounting for internal-use software costs and enhances disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-06 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-10 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.    Concentrations and Risks

(a)Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, and short-term investments in the U.S. dollars. The appreciation of the RMB against the US$ was approximately 2% in 2021 and 2025. The depreciation of the RMB against the US$ was approximately 9%, 2% and 1% in 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b)Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, current and non-current term deposits, restricted cash, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, current and non-current term deposits, restricted cash and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Concentrations and Risks (Continued)

(b)Credit and concentration risk (Continued)

Trade receivables are typically unsecured and are generally derived from customers. No customer represented greater than 10% of the Group’s total revenues for the years ended December 31, 2023, 2024 and 2025. Two customers accounted for greater than 10% of the Group’s trade receivables as of December 31, 2024 and 2025.

No supplier represented greater than 10% of the Group’s total purchases for the years ended December 31, 2023, 2024 and 2025. No supplier accounted for greater than 10% of the Group’s accounts payable as of December 31, 2024 and 2025.

(c)Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, term deposits, short-term investments and restricted cash denominated in RMB that are subject to such government controls amounted to RMB2,807.9 million and RMB2,363.8 million as of December 31, 2024 and 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

4.    Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Deductible input value-added tax	4,994	14,750
Prepayment for promotion and advertising expenses and other operation expenses	37,019	17,642
Other receivables related to exercise of share options and vesting of restricted shares	5,332	7,917
Prepaid content costs	32,764	14,510
Interest income receivables	23,624	5,977
Rental and other deposits	22,666	9,501
Inventories	30,957	26,145
Others	6,090	10,823
Total	163,446	107,265

5.    Short-term Investments

As of December 31, 2024 and 2025, the Group’s short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. The following is a summary of short-term investments (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Structured deposits	2,000	—
Wealth management products	536,816	840,938
Total	538,816	840,938

During the years ended December 31, 2023, 2024 and 2025, the Group recorded investment income related to short-term investments of RMB41.7 million, RMB60.5 million and RMB72.7 million in the consolidated statements of operations and comprehensive loss, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.    Property and equipment, net

The following is a summary of property and equipment, net (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Electronic equipment	17,363	16,386
Office equipment and furniture	6,706	6,925
Leasehold improvements	21,471	22,124
Total	45,540	45,435
Less: Accumulated depreciation	(37,050)	(40,086)
Net book value	8,490	5,349

Depreciation expenses were RMB4.8 million, RMB4.8 million and RMB4.4 million for the years ended December 31, 2023, 2024 and 2025, respectively.

7.    Intangible assets, net

The following is a summary of intangible assets, net (in thousands):

	As of December 31, 2024
	Gross	Accumulated	Accumulated	Net
	carrying value	amortization	impairment	carrying value
	RMB	RMB	RMB	RMB
Software	6,516	(2,429)	—	4,087
License	54,905	(54,905)	—	—
Content	38,300	(25,223)	—	13,077
Brand name	48,000	(13,817)	—	34,183
Technology	7,500	(4,313)	—	3,187
Others	9	(9)	—	—
Total	155,230	(100,696)	—	54,534

	As of December 31, 2025
	Gross	Accumulated	Accumulated	Net
	carrying value	amortization	impairment	carrying value
	RMB	RMB	RMB	RMB
Software	6,654	(3,093)	—	3,561
License	54,905	(54,905)	—	—
Content	38,300	(32,883)	(3,150)	2,267
Brand name	48,000	(18,617)	(7,150)	22,233
Technology	7,500	(5,813)	(160)	1,527
Others	9	(9)	—	—
Total	155,368	(115,320)	(10,460)	29,588

Amortization expenses were RMB20.1 million, RMB17.1 million and RMB14.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. No impairment losses were recognized for the years ended December 31, 2023 and 2024. For the year ended December 31, 2025, the Group recognized impairment loss of RMB10.5 million for the intangible assets identified from acquisitions. The impairment was primarily due to a reduction in future cash flow projections for an asset group related to the Group’s vocational training business.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.    Intangible assets, net (Continued)

As of December 31, 2025, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

RMB
2026	6,584
2027	5,538
2028	4,107
2029	3,859
2030	3,846
Thereafter	5,654
Total	29,588

8.    Goodwill

The following is a summary of changes in the carrying amount of goodwill (in thousands):

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	191,077	126,344
Disposal of a subsidiary	(64,733)	—
Impairment	—	(126,344)
Balance at the end of the year	126,344	—

As of December 31, 2023, and 2024, due to the changing market conditions and fluctuations in the Group’s share price, the Group performed quantitative impairment tests. A third-party valuation firm was engaged to help the management determine the fair value of the reporting unit by applying a discounted cash flow model. The judgment in estimating the fair value of the reporting unit includes revenue growth rates, profit margins, discount rate and other assumptions. In order to assess the impact of changes in certain significant assumptions, which could materially affect the determination of the fair value of the reporting unit, the Group performed sensitivity analyses by decreasing the revenue growth rates, profit margins and increasing the discount rate. The analyses still resulted in the fair value of the reporting unit exceeding its carrying value as of December 31, 2023 and 2024. The Group further reconciled the estimated fair value of the reporting unit to its market capitalization and determined that the reporting unit's carrying value would still be lower after a reasonable control premium is applied to the market capitalization. Based on the quantitative impairment tests, management determined the estimated fair value of the reporting unit exceeded its carrying value and no impairment loss was recorded for the years ended December 31, 2023 and 2024.

As of December 31, 2025, considering the Company’s market capitalization is consistently lower than carrying amount of its net assets amid current market conditions, a quantitative impairment test was conducted by comparing the fair value of the reporting unit to its carrying amount, including goodwill. Based on the quantitative impairment test, management determined that the carrying value of the reporting unit exceeded its estimated fair value and, therefore, recorded a full impairment loss of RMB126.3 million on the goodwill. The impairment was primarily driven by updated forecasts that reflect the current market conditions. The fair value of the reporting unit is estimated using a discounted cash flow model.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Long-term investments, net

The Group’s long-term investments primarily consist of equity investments without readily determinable fair value and debt investments accounted for at fair value (Note 2(o)). The following table sets forth a breakdown of the categories of long-term investments (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Equity investments accounted for using the measurement alternative	51,176	140,959
Debt investments accounted for at fair value	—	17,521
Total	51,176	158,480

The following table summarizes the changes in the Group’s equity investments accounted for using the measurement alternative for the years ended December 31, 2024 and 2025 (in thousands):

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	44,621	51,176
Additions	6,555	—
Disposals	—	(52,773)
Fair value re-measurement	—	142,556
Balance at the end of the year	51,176	140,959

During the year ended December 31, 2025, the Group identified an observable price change in the disposals of certain portion of its investments in a privately held company, which were deemed as orderly transactions for the identical or similar investment of the same issuer. Accordingly, the remaining investments held by the Group in that privately held company were re-measured at fair value as of the date that the observable transaction occurred. The Group recognized RMB101.4 million unrealized gains as a result of re-measuring the fair value, which is reported as investment income in the consolidated statements of operations and comprehensive loss.

10.  Lease

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

As of December 31, 2024 and 2025, the Group recorded right-of-use assets of approximately RMB7.2 million and RMB42.1 million and lease liabilities of approximately RMB19.1 million and RMB37.0 million, respectively, for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
Cash payments for operating leases	29,962	31,866
Right-of-use assets obtained in exchange for operating lease liabilities	3,735	74,582

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.  Lease (Continued)

Future lease payments under operating leases as of December 31, 2025 were as follows (in thousands):

RMB
2026	22,704
2027	15,215
2028	765
Total future lease payments	38,684
Less: imputed interest	(1,710)
Total lease liabilities	36,974

The weighted-average remaining lease term was 0.57 years and 1.99 years as of December 31, 2024 and 2025, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2024 and 2025 was 4.75% and 4.75%, respectively.

Operating lease expenses for the years ended December 31, 2023, 2024 and 2025 were RMB58.4million, RMB35.4 million and RMB27.2 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2023, 2024 and 2025 were RMB5.8 million, RMB6.9 million and RMB2.7 million, respectively.

The right-of-use assets early terminated for the years ended December 31, 2023, 2024 and 2025 were RMB32.5 million, RMB2.3 million and RMB15.7 million, respectively. The lease liabilities early terminated for the years ended December 31, 2023, 2024 and 2025 were RMB32.4 million, RMB1.7 million and RMB15.6 million, respectively.

11.  Taxation

(a)Value-added tax (“VAT”)

The Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b)Income taxes

Composition of income tax

The income tax expenses/(benefits) for the years ended December 31, 2023, 2024 and 2025 are as follows (in thousands):

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expenses/(benefits)	15,638	(6,366)	1,343
Deferred income tax (benefits)/expenses	(3,806)	(3,025)	20,344
Total	11,832	(9,391)	21,687

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.  Taxation (Continued)

(b)Income taxes (Continued)

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

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Two, three and three subsidiaries of the Company were accredited as HNTEs and were entitled to a preferential income tax rate at 15% for the years ended December 31, 2023, 2024 and 2025, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities’ tax filings. The tax years ended December 31, 2021 through 2025 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2025.

The following table presents a reconciliation of the income tax expenses/(benefits) computed by the statutory income tax rate to the Group’s income tax expenses/(benefits) of the years presented are as follows (in thousands):

	For the Year Ended December 31,
	2023	2024
	RMB	RMB
Income tax computed at statutory EIT rate (25%)	(206,902)	(48,003)
Permanent differences (1)	(96,793)	(92,205)
Effect of different tax jurisdictions	(20,216)	(23,568)
Effect of preferential tax rate	98,329	27,031
Change in deferred tax assets valuation allowance	237,414	127,354
Income tax expenses/(benefits)	11,832	(9,391)
(1)	The permanent differences mainly consist of additional deduction for research and development expenditures and non-deductible expenses.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.  Taxation (Continued)

(b)Income taxes (Continued)

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Group’s effective tax rate is as follows (in thousands, except percentages):

	For the Year Ended December 31,
	2025
	RMB	Percent
PRC Statutory Tax Rate:	(43,368)	25.0%
Foreign Tax Effects	(20,185)	11.7%
Cayman Islands	(6,733)	3.9%
Statutory tax rate difference between Cayman Islands and PRC	(6,733)	3.9%
Hong Kong	(15,748)	9.1%
Statutory tax rate difference between Hong Kong and PRC	(5,223)	3.0%
Non-taxable income	(10,525)	6.1%
Other foreign jurisdictions	2,296	(1.3)%
Changes in Valuation Allowances	24,748	(14.3)%
Nontaxable or Nondeductible Items	60,492	(34.9)%
Research and development credits	(14,231)	8.2%
Tax holidays	31,734	(18.3)%
Share-based payment awards	15,440	(8.9)%
Goodwill impairment	27,020	(15.6)%
Other	529	(0.3)%
Effective Tax Rate	21,687	(12.5)%

The following table sets forth the effect of preferential tax rate on the PRC operations (in thousands except per share data):

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Tax holiday effect	98,329	27,031	31,734
Basic and diluted net loss per share effect	0.33	0.10	0.13

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.  Taxation (Continued)

(c)Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of the years presented (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Net operating tax loss carry forwards	841,217	838,277
Advertising and promotion expenses in excess of deduction limit	272,138	299,261
Provision of allowance for expected credit losses	37,896	28,629
Payroll and expense accrued	6,737	5,380
Less: valuation allowance	(1,157,988)	(1,171,547)
Total deferred tax assets, net	—	—

Deferred tax liabilities:
Acquired intangible assets	6,830	1,815
Unrealized fair value gains for long-term investments	—	25,359
Total deferred tax liabilities	6,830	27,174

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	2024	2025
	RMB	RMB
Deferred tax assets:
Balance as of January 1,	(1,030,634)	(1,157,988)
Change of valuation allowance	(127,354)	(13,559)
Balance as of December 31,	(1,157,988)	(1,171,547)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration year for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2025, certain entities in mainland China of the Group had net operating tax loss carry forwards, if not utilized, which would expire as follows (in thousands):

RMB
Loss expiring in 2026	175,107
Loss expiring in 2027	200,571
Loss expiring in 2028	437,989
Loss expiring after 2028	4,444,316
Total	5,257,983

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.  Taxation (Continued)

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

To the extent that subsidiaries and VIEs and the subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2023, 2024 and 2025, the Company did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC, as there were no distributable earnings that could be paid outside of the PRC.

12.  Other Current Liabilities

The following is a summary of other current liabilities as of December 31, 2024 and 2025 (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Payable of deposits	18,621	19,889
Accrued VAT tax payable	43,544	30,079
Payable to the users	22,665	24,212
Payable of employee benefits	8,326	5,968
Reimbursement from the depositary bank	28,754	28,115
Others	10,045	15,970
Total	131,955	124,233

13.  Contract Liabilities

Contract liabilities primarily relate to the payments received for marketing services, paid membership service and vocational training in advance of revenue recognition. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB319.3 million, RMB279.9 million and RMB216.0 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.  Ordinary Shares

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

15.  Share-based Compensation

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officers and other employees of the Company and its affiliates. In June 2022, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officers, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is the sum of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of options, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.  Share-based Compensation (Continued)

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

Share options activities

The following table presents a summary of the Company’s options activities for the years ended December 31, 2023, 2024 and 2025:

			Weighted
		Weighted	Average
	Number of	Average Exercise	Remaining	Aggregate
	Options	Price	Contractual Life	Intrinsic Value
	(in thousands)	US$		(US$ in
				thousands)
Outstanding as of January 1, 2023	6,038	2.68	6.08	6,838
Granted	—	—
Exercised	(1,888)	0.37
Forfeited	(314)	1.37
Outstanding as of December 31, 2023	3,836	3.88	5.44	992

Outstanding as of January 1, 2024	3,836	3.88	5.44	992
Granted	—	—
Exercised	(365)	0.02
Forfeited	(47)	1.76
Outstanding as of December 31, 2024	3,424	4.32	4.29	141

Outstanding as of January 1, 2025	3,424	4.32	4.29	141
Granted	—	—
Exercised	(39)	0.83
Forfeited	—	—
Outstanding as of December 31, 2025	3,385	4.36	3.32	117

Exercisable as of December 31, 2025	3,385	4.36	3.32	117

No options were granted for the years ended December 31, 2023, 2024 and 2025. The total intrinsic value of share options exercised was US$4.1 million, US$0.5 million and US$0.02 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.  Share-based Compensation (Continued)

Restricted shares activities

The following table presents a summary of the Company’s restricted shares activities for the years ended December 31, 2023, 2024 and 2025:

		Weighted Average
	Number of	Grant Date
	Restricted Shares	Fair Value
	(in thousands)	US$
Unvested as of January 1, 2023	19,316	4.75
Granted	11,747	2.55
Vested	(3,012)	4.46
Forfeited	(5,513)	3.66
Unvested as of December 31, 2023	22,538	3.91

Unvested as of January 1, 2024	22,538	3.91
Granted	10,580	1.40
Vested	(3,604)	3.02
Forfeited	(6,531)	2.79
Unvested as of December 31, 2024	22,983	3.21

Unvested as of January 1, 2025	22,983	3.21
Granted	11,791	1.52
Vested	(4,534)	2.17
Forfeited	(6,745)	1.74
Unvested as of December 31, 2025	23,495	2.99

As of December 31, 2025, the weighted average remaining contractual life of outstanding restricted shares is 7.97 years.

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

The total expenses recognized in profit or loss in respect of the share-based compensation under the Plan were RMB115.4 million, RMB45.0 million and RMB39.4 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, total unrecognized compensation expenses under the Plan granted after 2013 were US$13.4 million, which is expected to be recognized over a weighted average period of 2.9 years.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.  Net Loss Per Share

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2023, 2024 and 2025. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the Year Ended December 31,
	2023	2024	2025
Numerator (RMB in thousands):
Net loss	(839,528)	(168,967)	(195,161)
Net (income)/loss attributable to noncontrolling interests	(4,113)	(2,835)	2,260
Net loss attributable to ordinary shareholders	(843,641)	(171,802)	(192,901)

Denominator:
Weighted average number of ordinary shares outstanding, basic	299,132,894	273,560,865	240,043,649
Weighted average number of ordinary shares outstanding, diluted	299,132,894	273,560,865	240,043,649
Net loss per share, basic (RMB)	(2.82)	(0.63)	(0.80)
Net loss per share, diluted (RMB)	(2.82)	(0.63)	(0.80)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the years. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Year Ended December 31,
	2023	2024	2025
Share options and restricted shares	3,130,720	1,034,425	4,633,590

17.  Treasury Stock

On June 10, 2022, the Company’s annual general meeting approved a share repurchase program of up to US$100 million for the next 12 months. The share repurchase program approved in June 30, 2023 was successively extended at annual general meetings until June 25, 2026. As of December 31, 2025, the Company has repurchased a total of 31.1 million Class A ordinary shares on both the New York Stock Exchange and the HKEX under the program for a total consideration of US$66.5 million (RMB465.0 million), and these repurchased shares were cancelled as of December 31, 2025. In addition, as of December 31, 2025, the Company has repurchased a total of 27.8 million Class A ordinary shares for a total consideration of US$41.2 million (RMB288.1 million) to be utilized upon vesting of restricted shares in future.

In addition, the Company conducted an all cash tender offer and repurchased a total of 33,016,016 Class A ordinary shares tendered (including 19,877,118 Class A ordinary shares in the form of 6,625,706 ADSs) for a total consideration of approximately US$38.5 million (RMB281.0 million). These shares were repurchased and cancelled on November 8, 2024.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.  Commitments and Contingencies

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of December 31, 2025 are disclosed in Note 10.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

19.  Fair Value Measurement

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, term deposits, short-term investments, trade receivables, other receivables, long-term investments, amounts due from/to related parties, accounts payable and accrued liabilities, lease liabilities, short-term borrowings and other current liabilities.

(a)Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2025 (in thousands):

		Fair value measurement at
		reporting date using
		Quoted Prices
	Fair Value as of	in Active Market	Significant Other	Unobservable
	December 31,	for Identical	Observable	inputs
Items	2025	Assets (Level 1)	Inputs (Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Assets
Short-term investments	840,938	—	840,938	—
Debt investments accounted for at fair value	17,521	—	—	17,521

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.  Fair Value Measurement (Continued)

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

Short-term investments

As of December 31, 2024 and 2025, the Group’s short-term investments consisted of wealth management products and structured deposits. The rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

Other financial instruments

As of December 31, 2025, debt investments accounted for at fair value consist of our investment in convertible debts issued by a privately held company. The Group measures these investments under the fair value option on a recurring basis. The fair value is estimated using the assets approach and classified as Level 3 fair value measurement.

Trade receivables, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities, short-term borrowings and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature.

(b)Assets and liabilities measured at fair value on a nonrecurring basis

As of December 31, 2025, the Group’s long-term investments primarily consist of equity investments without readily determinable fair value and debt investments accounted for at fair value (Note 2(o)). The Group measures the equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge was to be recognized. The equity investment accounted for using the measurement alternative is generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured or impaired, they were classified within Level 3 in the fair value hierarchy. The Group used back-solve method and equity allocation model to re-measure the fair value of the instruments, using the observable transaction price at the transaction date or other unobservable inputs, including the probability of each scenario, expected time to each scenario, volatility and risk-free rate. The equity securities without readily determinable fair value were RMB51.2 million and RMB141.0 million as of December 31, 2024 and 2025. Refer to Note 9 for details.

The Group’s other non-financial assets, such as intangible assets, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. Nil, nil and RMB10.5 million of impairment loss of intangible assets was recognized for the years ended December 31, 2023, 2024 and 2025. Nil, nil and RMB126.3 million of impairment loss of goodwill was recognized for the years ended December 31, 2023, 2024 and 2025. Refer to Note 7 and Note 8 for details.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.  Related Party Transactions

During the years presented, other than disclosed elsewhere, the Group mainly had transactions with the following related parties:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the “Tencent Group”)	A shareholder that has significant influence over the Group
Kuaishou Technology and its subsidiaries (the “Kuaishou Group”)	A shareholder that has significant influence over the Group
Beijing ModelBest Intelligent Technology Co., Ltd. (“ModelBest”) and its subsidiaries	An investee of the Group
Beijing Radio and Television Station (“BRTS”)	A shareholder of the Company’s VIE
Civil Spectrum Limited (“Civil Spectrum”) and its subsidiaries	An investee of the Group

(a)Significant transactions with related parties

The following table presents significant transactions with related parties for the years ended December 31, 2023, 2024 and 2025 (in thousands):

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Services purchased from related parties
Tencent Group(i)	28,822	25,858	22,927
Kuaishou Group(ii)	10,837	60,112	28,176
BRTS(iii)	—	5,660	2,830
Services provided to related parties
Tencent Group(iv)	29,174	16,500	17,154
Kuaishou Group(iv)	5,437	11,658	29,991
(i)	Services purchased from Tencent Group primarily related to payment services and cloud and bandwidth services.
(ii)	Services purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.
(iii)	Services purchased from BRTS primarily related to consulting services.
(iv)	Services provided to Tencent Group and Kuaishou Group primarily related to marketing services.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.  Related Party Transactions (Continued)

(b)Balances with related parties

The following table presents balances with related parties as of December 31, 2024 and 2025 (in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Amount due from related parties
Tencent Group	6,601	13,481
Kuaishou Group	11,313	12,089
ModelBest(i)	23,674	—

Amount due to related parties
Tencent Group	4,863	3,450
Kuaishou Group	1,962	385
Civil Spectrum(ii)	—	12,300

(i)The balance mainly represents expenditures paid by the Group on behalf of ModelBest.

(ii)The balance represents the long-term investment consideration payable to Civil Spectrum, which was paid in January 2026 and is non-trade in nature.

Other than the amount due to Civil Spectrum, the transactions and balances with related parties are all trade in nature.

21.  Segment Information

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

The accounting policies of the single segment are the same as described in the significant accounting policies. The Group’s CODM reviews cost and expenses at the consolidated level as disclosed in the consolidated statements of operations and comprehensive loss. Key revenue streams are as below (in thousands):

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Marketing services	1,652,992	1,247,092	843,933
Paid membership	1,826,557	1,761,978	1,538,942
Others(i)	719,340	589,835	366,129
Total revenues	4,198,889	3,598,905	2,749,004
(i)

The Group simplified its revenue stream by reclassifying vocational training into “others” to align with its overall strategy during the year ended December 31, 2025, and the revenue of others for the years ended December 31, 2023 and 2024 has been retrospectively reclassified.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.  Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, with restricted portions amounted to approximately RMB2,078.2 million and RMB1,096.6 million of the Company’s total consolidated net assets, as of December 31, 2024 and 2025, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries, the VIEs and their subsidiaries to satisfy any obligations of the Company.

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

23.  Business combination

Xi’an Zhifeng Network Technology Co., Ltd. (referred to as “Xi’an Zhifeng”), a Chinese company, is a vocational training provider which mainly focuses on Master of Business Administration (the “MBA”) examination tutoring courses. In April 2023, the Group acquired 51% of the equity interest in Xi’an Zhifeng at a contingent aggregate purchase price, which was initially accounted for at fair value of RMB104.3 million. Contingent consideration is subject to Xi’an Zhifeng’s future operating results and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The 34.0% shares held by the founder is subject to a 4 years’ service period. That is, if the founder left the Company within 4 years after the closing of the acquisition, Zhihu has the option to either require the redemption of the shares by the founder or to purchase the remaining 34.0% shares held by the founder at nominal consideration. Moreover, Zhihu has the right to acquire the 34% equity interest held by the founder if certain performance targets are met by Xi’an Zhifeng at the price determined based on a pre-agreed formula. In addition, additional 11.4% shares are reserved to be awarded to employees of Xi’an Zhifeng in future. As such, the transaction was regarded as if the Group has effectively acquired 96.4% of equity interests at the acquisition date with 34.0% equity interests granted to the founder as share-based compensation for the future service and a put and a call option which are recognized as financial instruments measured at fair value. The remaining 3.6% of equity interests were accounted for as noncontrolling interests.

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

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.  Business combination (Continued)

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

24.  Subsequent Event

No subsequent event which had a material impact on the Company was identified through the date of issuance of the consolidated financial statements.

25.  Additional Information—Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2024 and 2025.

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(a)Condensed balance sheets of Zhihu Inc.

	As of December 31,
	2024	2025	2025

	RMB in thousands		US$ in
			thousands
ASSETS
Current assets:
Cash and cash equivalents	37,711	240,902	34,449
Term deposits	70,378	—	—
Short-term investments	—	71,279	10,193
Amounts due from subsidiaries and VIEs and VIEs’ subsidiaries	2,814	2,893	414
Prepayments and other current assets	7,759	9,727	1,390
Total current assets	118,662	324,801	46,446

Non-current assets:
Investments in subsidiaries	4,139,841	3,583,957	512,499
Total non-current assets	4,139,841	3,583,957	512,499

Total assets	4,258,503	3,908,758	558,945

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable and accrued liabilities	29,858	13,934	1,993
Other current liabilities	31,966	31,253	4,469
Amounts due to subsidiaries and VIEs and VIEs’ subsidiaries	60,556	59,435	8,499
Total current liabilities	122,380	104,622	14,961

Total liabilities	122,380	104,622	14,961

Shareholders’ equity:
Ordinary shares (US$0.000125 par value)	203	207	30
Treasury stock	(112,057)	(275,059)	(39,333)
Additional paid-in capital	13,113,010	13,183,041	1,885,150
Statutory reserve	435	706	101
Accumulated other comprehensive income/(loss)	12,383	(33,736)	(4,824)
Accumulated deficit	(8,877,851)	(9,071,023)	(1,297,140)
Total shareholders’ equity	4,136,123	3,804,136	543,984
Total liabilities and shareholders’ equity	4,258,503	3,908,758	558,945

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(b)Condensed statements of operations and comprehensive loss of Zhihu Inc.

	For the Year Ended December 31,
	2023	2024	2025	2025

	RMB in thousands			US$ in
				thousands
Operating expenses:
General and administrative expenses	(45,625)	(41,861)	(22,159)	(3,169)
Total operating expenses	(45,625)	(41,861)	(22,159)	(3,169)

Loss from operations	(45,625)	(41,861)	(22,159)	(3,169)
Other income/(expenses):
Interest income	5,105	8,559	23,540	3,366
Exchange gains	138	8	—	—
Investment income	—	13	999	143
Share of loss of subsidiaries	(816,004)	(181,878)	(219,832)	(31,436)
Others, net	12,745	43,357	24,551	3,513

Net loss	(843,641)	(171,802)	(192,901)	(27,583)

Net loss attributable to Zhihu Inc.’s shareholders	(843,641)	(171,802)	(192,901)	(27,583)

Net loss	(843,641)	(171,802)	(192,901)	(27,583)
Other comprehensive income/(loss):
Foreign currency translation adjustments	45,257	32,934	(46,119)	(6,594)
Total other comprehensive income/(loss)	45,257	32,934	(46,119)	(6,594)

Total comprehensive loss	(798,384)	(138,868)	(239,020)	(34,177)
Comprehensive loss attributable to Zhihu Inc.’s shareholders	(798,384)	(138,868)	(239,020)	(34,177)

Zhihu Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.  Additional Information—Parent Company Only Condensed Financial Information (Continued)

(c)Condensed statements of cash flows of Zhihu Inc.

	For the Year Ended December 31,
	2023	2024	2025	2025

	RMB in thousands			US$ in
				thousands
Net cash (used in)/provided by operating activities	(44,388)	18,577	17,866	2,555
Purchases of term deposits	(72,054)	(69,150)	(502,525)	(71,860)
Proceeds from withdrawal of term deposits	—	71,006	564,963	80,789
Purchases of short-term investments	—	(35,679)	(71,013)	(10,155)
Proceeds of maturities of short-term investments	—	35,582	—	—
Repayment from subsidiaries of investment	284,017	670,696	2,377,171	339,931
Investment in subsidiaries	—	(258,192)	(2,015,804)	(288,256)
Net cash provided by investing activities	211,963	414,263	352,792	50,449
Proceeds received from employees in relation to share options and restricted shares	4,513	1,158	431	62
Payments for repurchase of shares	(369,569)	(400,707)	(167,060)	(23,889)
Net cash used in financing activities	(365,056)	(399,549)	(166,629)	(23,827)
Effect of exchange rate changes on cash and cash equivalents	3,340	1,549	(838)	(121)
Net (decrease)/increase in cash and cash equivalents	(194,141)	34,840	203,191	29,056
Cash and cash equivalents at beginning of the year	197,012	2,871	37,711	5,393
Cash and cash equivalents at end of the year	2,871	37,711	240,902	34,449